AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 2, 2011

                                                    REGISTRATION NOS. 333-_____
                                                                      811-04001
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [X]

                          PRE-EFFECTIVE AMENDMENT NO.                       [ ]

                         POST-EFFECTIVE AMENDMENT NO.                       [ ]

                                    AND/OR
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                               AMENDMENT NO. 164                            [X]
                               -----------------

                     METROPOLITAN LIFE SEPARATE ACCOUNT E
                          (EXACT NAME OF REGISTRANT)

                      METROPOLITAN LIFE INSURANCE COMPANY
                           (EXACT NAME OF DEPOSITOR)

                   200 PARK AVENUE, NEW YORK, NEW YORK 10166
        (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                                (212) 578-3067
              (DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                               -----------------

                          NICHOLAS D. LATRENTA, ESQ.
                 EXECUTIVE VICE-PRESIDENT AND GENERAL COUNSEL
                      METROPOLITAN LIFE INSURANCE COMPANY
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                               -----------------

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING

 As soon as possible after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     TITLE OF SECURITIES BEING REGISTERED

   Interest in a separate account under individual flexible premium deferred variable annuity contracts.


================================================================================

                     METROPOLITAN LIFE SEPARATE ACCOUNT E
                                   FORM N-4
                                     UNDER
       THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940

                             CROSS REFERENCE SHEET
                           (PURSUANT TO RULE 481(A))

FORM N-4
ITEM NO.                                                                                PROSPECTUS HEADING
--------                                                                                ------------------
  1.     Cover Page.................................................. Cover Page

  2.     Definitions................................................. Important Terms You Should Know

  3.     Synopsis.................................................... Table of Expenses

  4.     Condensed Financial Information............................. General Information--Performance; General
                                                                        Information--Financial Statements; Accumulation
                                                                        Unit Value Tables

  5.     General Description of Registrant, Depositor, and Portfolio  MetLife; Metropolitan Life Separate Account E; Your
         Companies...................................................   Investment Choices; General Information--Voting
                                                                        Rights

  6.     Deductions and Expenses..................................... Table of Expenses; Contracts--Charges; Contracts--
                                                                        Withdrawal Charges; Contracts--Premium and
                                                                        Other Taxes; Income Options--Charges; General
                                                                        Information--Who Sells the Contracts; Appendix--
                                                                        Premium Tax Table

  7.     General Description of Variable Annuity Contracts........... Variable Annuities; Classes of the Contract; Contracts--
                                                                        Purchase Payments (Allocation of Purchase
                                                                        Payments and Limits on Purchase Payments);
                                                                        Contracts--Transfer Privilege; General
                                                                        Information--Administration; Optional Benefits

  8.     Annuity Period.............................................. Important Terms You Should Know; Contracts--Pay-out
                                                                        Options (or Income Options); Income Payment
                                                                        Types/The Value of Your Income Payments; Optional
                                                                        Benefits--Guaranteed Minimum Income Benefit

  9.     Death Benefit............................................... Contracts--Death Benefit--Generally; Standard Death
                                                                        Benefit; Optional Benefits

 10.     Purchases and Annuity Values................................ MetLife; Metropolitan Life Separate Account E;
                                                                        Contracts--Purchase Payments (Allocation of
                                                                        Purchase Payments and Limits on Purchase
                                                                        Payments); The Value of Your Investment; Pay-out
                                                                        Options (or Income Options); Allocation; The Value
                                                                        of Your Income Payments; General Information--
                                                                        Administration (Purchase Payments)

 11.     Redemptions................................................. Contracts--Access to Your Money (Systematic
                                                                        Withdrawal Program and Minimum Distribution);
                                                                        Contracts--Withdrawal Charges (When No
                                                                        Withdrawal Charge Applies); General Information--
                                                                        When We Can Cancel Your Contract

 12.     Taxes....................................................... Income Taxes

 13.     Legal Proceedings........................................... Legal Proceedings

FORM N-4
ITEM NO.                                                                                PROSPECTUS HEADING
--------                                                                                ------------------
 14.     Table of Contents of the                                     Table of Contents of the Statement of Additional
         Statement of Additional Information.........................   Information

 15.     Cover Page.................................................. Cover Page

 16.     Table of Contents........................................... Table of Contents

 17.     General Information and History............................. Not Applicable

 18.     Services.................................................... Independent Registered Public Accounting Firm; Services

 19.     Purchase of Securities Being Offered........................ Not Applicable

 20.     Underwriters................................................ Distribution and Principal Underwriting Agreement

 21.     Calculation of Performance Data............................. Advertisement of the Separate Account

 22.     Annuity Payments............................................ Variable Income Payments

 23.     Financial Statements........................................ Financial Statements of the Separate Account; Financial
                                                                        Statements of MetLife

                                                                         , 2011

PREFERENCE PREMIER(R) VARIABLE ANNUITY CONTRACTS
ISSUED BY METROPOLITAN LIFE INSURANCE COMPANY
This Prospectus describes individual Preference Premier(R) contracts for deferred variable annuities ("Contracts").

--------------------------------------------------------------------------------

    You decide how to allocate your money among the various available investment choices. The investment choices available to you are listed in your Contract. Your choices may include the Fixed Account (not offered or described in this Prospectus) and investment divisions available through Metropolitan Life Separate Account E which, in turn, invest in the following corresponding portfolios of the Metropolitan Series Fund, Inc. ("Metropolitan Fund"), portfolios of the Met Investors Series Trust ("Met Investors Fund") and funds of the American Funds Insurance Series(R) ("American Funds(R)"). For convenience, the portfolios and the funds are referred to as "Portfolios" in this Prospectus.

                                  AMERICAN FUNDS(R)
                                  -----------------
AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION   AMERICAN FUNDS GROWTH-INCOME
                                  MET INVESTORS FUND
                                  ------------------
ALLIANCEBERNSTEIN GLOBAL DYNAMIC ALLOCATION  MET/FRANKLIN LOW DURATION TOTAL RETURN
AMERICAN FUNDS(R) BALANCED ALLOCATION        MET/FRANKLIN MUTUAL SHARES
AMERICAN FUNDS(R) BOND                       MET/FRANKLIN TEMPLETON FOUNDING STRATEGY
AMERICAN FUNDS(R) GROWTH ALLOCATION          MET/TEMPLETON GROWTH
AMERICAN FUNDS(R) GROWTH                     MET/TEMPLETON INTERNATIONAL BOND
AMERICAN FUNDS(R) MODERATE ALLOCATION        METLIFE AGGRESSIVE STRATEGY
AQR GLOBAL RISK BALANCED                     METLIFE BALANCED PLUS
BLACKROCK GLOBAL TACTICAL STRATEGIES         MFS(R) EMERGING MARKETS EQUITY
BLACKROCK LARGE CAP CORE                     MFS(R) RESEARCH INTERNATIONAL
CLARION GLOBAL REAL ESTATE                   MORGAN STANLEY MID CAP GROWTH
DREMAN SMALL CAP VALUE                       OPPENHEIMER CAPITAL APPRECIATION
HARRIS OAKMARK INTERNATIONAL                 PIMCO INFLATION PROTECTED BOND
INVESCO SMALL CAP GROWTH                     PIMCO TOTAL RETURN
JANUS FORTY                                  PIONEER STRATEGIC INCOME
LAZARD MID CAP                               PYRAMIS(R) GOVERNMENT INCOME
LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH     RCM TECHNOLOGY
LOOMIS SAYLES GLOBAL MARKETS                 SSGA GROWTH AND INCOME ETF
LORD ABBETT BOND DEBENTURE                   SSGA GROWTH ETF
MET/EATON VANCE FLOATING RATE                T. ROWE PRICE MID CAP GROWTH
MET/FRANKLIN INCOME
                                  METROPOLITAN FUND
                                  -----------------
ARTIO INTERNATIONAL STOCK                    METLIFE MID CAP STOCK INDEX
BARCLAYS CAPITAL AGGREGATE BOND INDEX        METLIFE MODERATE ALLOCATION
BLACKROCK AGGRESSIVE GROWTH                  METLIFE MODERATE TO AGGRESSIVE ALLOCATION
BLACKROCK BOND INCOME                        METLIFE STOCK INDEX
BLACKROCK LARGE CAP VALUE                    MFS(R) TOTAL RETURN
BLACKROCK LEGACY LARGE CAP GROWTH            MFS(R) VALUE
BLACKROCK MONEY MARKET                       MORGAN STANLEY EAFE(R) INDEX
DAVIS VENTURE VALUE                          NEUBERGER BERMAN GENESIS
JENNISON GROWTH                              NEUBERGER BERMAN MID CAP VALUE
LOOMIS SAYLES SMALL CAP CORE                 OPPENHEIMER GLOBAL EQUITY
MET/ARTISAN MID CAP VALUE                    RUSSELL 2000(R) INDEX
MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY  T. ROWE PRICE SMALL CAP GROWTH
METLIFE CONSERVATIVE ALLOCATION              VAN ECK GLOBAL NATURAL RESOURCES
METLIFE CONSERVATIVE TO MODERATE ALLOCATION  WESTERN ASSET MANAGEMENT U.S. GOVERNMENT

HOW TO LEARN MORE:
Before investing, read this Prospectus. The Prospectus contains information about the Contracts and Metropolitan Life Separate Account E which you should know before investing. Keep this Prospectus for future reference. For more information, request a copy of the Statement of Additional Information ("SAI"),
dated           , 2011. The SAI is considered part of this Prospectus as though it were included in the Prospectus. The Table of Contents of the SAI appears on page 137 of this Prospectus. To view and download the SAI, please visit our website www.metlife.com. To request a free copy of the SAI or to ask questions, write or call:

             If purchased through a     If purchased through a
             MetLife sales              New England Financial(R)
             representative:            sales representative:

             Metropolitan Life          Metropolitan Life
             Insurance Company          Insurance Company
             Attn: Fulfillment Unit -   Attn: Fulfillment Unit
             Preference Premier         Preference Premier
             PO Box 10342               PO Box 14594
             Des Moines, IA 50306-0342  Des Moines, IA 50306-0342
             (800) 638-7732             (800) 435-4117

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.




 CONTRACTS
 AVAILABLE:

   .  Non-Qualified
   .  Traditional IRA
   .  Roth IRA

 CLASSES AVAILABLE
 FOR EACH CONTRACT
   .  B
   .  B Plus
   .  C
   .  L
   .  R

 A WORD ABOUT INVESTMENT RISK:

 An investment in any of these variable annuities involves investment risk. You could lose money you invest. Money invested is NOT:

 .  a bank deposit or obligation;

 .  federally insured or guaranteed; or

 .  endorsed by any bank or other financial institution.

Each class of the Contracts has its own Separate Account charge and withdrawal charge schedule. Each provides the opportunity to invest for retirement. The expenses for a B Plus Class Contract may be higher than similar contracts without a bonus. The purchase payment credits may be more than offset by the higher expenses for the B Plus Class.

The Securities and Exchange Commission has a Web site (http://www.sec.gov) which you may visit to view this Prospectus, SAI and other information. The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation otherwise is a criminal offense.

You should read carefully the current Metropolitan Fund, Met Investors Fund and American Funds(R) prospectuses before purchasing a Contract. Copies of these prospectuses will accompany or precede the delivery of your Contract, unless you elect to register for METLIFE EDELIVERY(R), in which case they will be delivered electronically to you. You can also obtain copies of the prospectuses for the Portfolios by calling us or writing to us at the appropriate phone number or address below.

             If you purchased your      If you purchased your
             Contract through a         Contract through
             METLIFE sales              a NEW ENGLAND FINANCIAL(R)
             representative:            sales representative:

             Metropolitan Life          Metropolitan Life
             Insurance Company          Insurance Company
             Attn: Fulfillment Unit -   Attn: Fulfillment Unit -
             Preference Premier         Preference Premier
             P O Box 10342              P O Box 14594
             Des Moines, IA 50306-0342  Des Moines, IA 50306-0342

             800-638-7732               800-435-4117

ELECTRONIC DELIVERY. You may elect to register for ESERVICE/SM/, which will allow you to do the following:

  .   view a consolidated account summary of your available products,

  .   track the performance of your investments,

  . perform select transactions such as funding option transfers and address changes, and

  . receive electronic delivery of Contract and Portfolio prospectuses, and annual and semi-annual reports for the Portfolios, and other related documents through METLIFE EDELIVERY(R).

For more information and/or to enroll, please log on to HTTPS://ESERVICE.METLIFE.COM.

                               TABLE OF CONTENTS

Important Terms You Should Know..............................................................................   5
Table of Expenses............................................................................................   8
Accumulation Unit Values For Each Investment Division........................................................  21
MetLife......................................................................................................  22
Metropolitan Life Separate Account E.........................................................................  22
Variable Annuities...........................................................................................  22
    Replacement of Annuity Contracts.........................................................................  23
    The Contract.............................................................................................  23
Classes of the Contract......................................................................................  25
Your Investment Choices......................................................................................  28
    Investment Allocation Restrictions For Certain Optional Benefits.........................................  34
The Annuity Contract.........................................................................................  40
    Automated Investment Strategies..........................................................................  42
    Purchase Payments........................................................................................  44
        Allocation of Purchase Payments......................................................................  45
        Debit Authorizations.................................................................................  45
        Limits on Purchase Payments..........................................................................  45
    The Value of Your Investment.............................................................................  46
    Transfer Privilege.......................................................................................  46
    Access to Your Money.....................................................................................  49
        Systematic Withdrawal Program........................................................................  50
    Charges..................................................................................................  50
        Separate Account Charge..............................................................................  51
        Investment-Related Charge............................................................................  51
    Annual Contract Fee......................................................................................  52
        Optional Enhanced Death Benefits.....................................................................  52
        Optional Guaranteed Minimum Income Benefits..........................................................  52
    Premium and Other Taxes..................................................................................  53
    Withdrawal Charges.......................................................................................  53
        When No Withdrawal Charge Applies....................................................................  54
    Free Look................................................................................................  55
    Death Benefit--Generally.................................................................................  55
        Standard Death Benefit...............................................................................  58
    Optional Death Benefits..................................................................................  60
        Annual Step-Up Death Benefit.........................................................................  60
        The Enhanced Death Benefit Max II ("EDB Max II") and the Enhanced Death Benefit III ("EDB III")......  61
        Earnings Preservation Benefit........................................................................  82
    Living Benefits..........................................................................................  84
        Guaranteed Income Benefits...........................................................................  84
    Pay-Out Options (or Income Options)...................................................................... 113
        Income Payment Types................................................................................. 114
        Allocation........................................................................................... 115
        Minimum Size of Your Income Payment.................................................................. 115

               The Value of Your Income Payments..................... 115
               Reallocation Privilege................................ 116
               Charges............................................... 117
       General Information........................................... 118
           Administration............................................ 118
               Purchase Payments..................................... 118
               Confirming Transactions............................... 118
               Processing Transactions............................... 119
                  By Telephone or Internet........................... 119
                  After Your Death................................... 119
                  Misstatement....................................... 120
                  Third Party Requests............................... 120
                  Valuation--Suspension of Payments.................. 120
           Advertising Performance................................... 120
           Changes to Your Contract.................................. 122
           Voting Rights............................................. 123
           Who Sells the Contracts................................... 123
           Financial Statements...................................... 126
           When We Can Cancel Your Contract.......................... 126
       Income Taxes.................................................. 127
       Legal Proceedings............................................. 137
       Table of Contents for the Statement of Additional Information. 138
       Appendix A--Premium Tax Table................................. 139
       Appendix B--Portfolio Legal and Marketing Names............... 140

The Contracts are not intended to be offered anywhere that they may not be lawfully offered and sold. MetLife has not authorized any information or representations about the Contracts other than the information in this Prospectus, any supplements to this Prospectus or any supplemental sales material we authorize.

IMPORTANT TERMS YOU SHOULD KNOW

ACCOUNT VALUE

When you purchase a Contract, an account is set up for you. Your Account Value is the total amount of money credited to you under your Contract including money in the investment divisions of the Separate Account, the Fixed Account and the Enhanced Dollar Cost Averaging Program.

ACCUMULATION UNIT VALUE

In the Contract, money paid-in or transferred into an investment division of the Separate Account is credited to you in the form of accumulation units for each investment division. We determine the value of these accumulation units at the close of the Exchange (see definition below) each day the Exchange is open for regular trading. The Exchange usually closes at 4 p.m. Eastern Time but may close earlier or later. The values increase or decrease based on the investment performance of the corresponding underlying Portfolios.

ADMINISTRATIVE OFFICE

Your Administrative Office is the MetLife office that will generally handle the administration of all your requests concerning your Contract. Your Contract will indicate the address of your Administrative Office. We will notify you if there is a change in the address of your Administrative Office. The telephone number to initiate a request is 800-638-7732.

ANNUITANT

The natural person whose life is the measure for determining the duration and the dollar amount of income payments.

ANNUITY UNIT VALUE

With a variable pay-out option, the money paid-in or reallocated into an investment division of the Separate Account is held in the form of annuity units. Annuity units are established for each investment division. We determine the value of these annuity units at the close of the Exchange each day the Exchange is open for regular trading. The Exchange usually closes at 4 p.m. Eastern Time but may close earlier or later. The values increase or decrease based on the investment performance of the corresponding underlying Portfolios.

ASSUMED INVESTMENT RETURN (AIR)

Under a variable pay-out option, the AIR is the assumed percentage rate of return used to determine the amount of the first variable income payment. The AIR is also the benchmark that is used to calculate the investment performance of a given investment division to determine all subsequent payments to you.

BENEFICIARY

The person or persons who receives a benefit, including continuing payments or a lump sum payment, if the Contract owner dies.

CONTRACT

A Contract is the legal agreement between you and MetLife. This document contains relevant provisions of your deferred variable annuity. MetLife issues Contracts for each of the annuities described in this Prospectus.

CONTRACT ANNIVERSARY

An anniversary of the date we issue the Contract.

CONTRACT OWNER

The person or entity which has all rights including the right to direct who receives income payments.

CONTRACT YEAR

The Contract Year is the one year period starting on the date we issue the Contract and each Contract Anniversary thereafter.

EXCHANGE

In this Prospectus, the New York Stock Exchange is referred to as the "Exchange."

GOOD ORDER

A request or transaction generally is considered in "good order" if it complies with our administrative procedures and the required information is complete and correct. A request or transaction may be rejected or delayed if not in good order. If you have any questions, you should contact us or your sales representative before submitting the form or request.

INVESTMENT DIVISION

Investment divisions are subdivisions of the Separate Account. When you allocate a purchase payment, transfer money or make reallocations of your income payment to an investment division, the investment division purchases shares of a Portfolio (with the same name) within the Metropolitan Fund, the Met Investors Fund or the American Funds(R).

METLIFE

MetLife is Metropolitan Life Insurance Company which is the company that issues the Contracts. Throughout this Prospectus, MetLife is also referred to as "we," "us" or "our."

SEPARATE ACCOUNT

A separate account is an investment account. All assets contributed to investment divisions under the Contracts are pooled in the Separate Account and maintained for the benefit of investors in the Contracts.

VARIABLE ANNUITY

An annuity in which returns/income payments are based upon the performance of investments such as stocks and bonds held by one or more underlying Portfolios. You assume the investment risk for any amounts allocated to the investment divisions in a variable annuity.

WITHDRAWAL CHARGE

The withdrawal charge is the amount we deduct from your Account Value, if you withdraw money prematurely from the Contract. This charge is often referred to as a deferred sales load or back-end sales load.

YOU

In this Prospectus "you" is the owner of the Contract and can be a natural person, a trust established for the exclusive benefit of a natural person, a charitable remainder trust or other trust arrangement (if approved by MetLife). "You" can also be a beneficiary of a deceased person's Individual Retirement Account Contract or non-qualified Contract who purchases the Contract in his or her capacity as beneficiary. A Contract generally may have two owners (both of whom must be individuals). The Contract is not available to corporations or other business organizations.

   TABLE OF EXPENSES--PREFERENCE PREMIER

       The following tables describe the expenses you will pay when you buy, hold or withdraw amounts from your Contract. The first table describes charges you will pay at the time you purchase the Contract, make withdrawals from your Contract or make transfers between the investment divisions. The tables do not show premium taxes (See Appendix A) and other taxes which may apply. There are no fees for the Fixed Account and the Enhanced Dollar Cost Averaging Program.

   Table 1--Contract Owner Transaction Expenses

Sales Charge Imposed on Purchase Payments....                           None
----------------------------------------------------------------------------
Withdrawal Charge (as a percentage of each
  purchase payment) (1)......................                       Up to 8%
----------------------------------------------------------------------------
Transfer Fee (2)............................. Maximum Guaranteed Charge: $25
----------------------------------------------------------------------------
                                                        Current Charge: None
----------------------------------------------------------------------------

     The second set of tables describes the fees and expenses that you will bear periodically during the time you hold the Contract, but does not include fees and expenses for the Portfolios.

   Table 2(a)--Fees Deducted on Each Contract Anniversary

----------------------------------------------------------------------------
Annual Contract Fee (3)................................................. $30
----------------------------------------------------------------------------

   Table 2(b)--Separate Account Charge

     SEE "ADDITIONAL OPTIONAL DEATH BENEFITS" BELOW FOR ADDITIONAL OPTIONAL DEATH BENEFITS (ENHANCED DEATH BENEFIT MAX II, ENHANCED DEATH BENEFIT III AND ENHANCED DEATH BENEFIT II), FOR WHICH THE CHARGE IS ASSESSED ON THE
DEATH BENEFIT BASE AND DEDUCTED ANNUALLY FROM YOUR ACCOUNT VALUE.

-------------------------------------------------------------------------------------------------
Current Annual Separate Account Charge (as a percentage of your average Account Value) for
American Funds Growth-Income and American Funds Global Small Capitalization Divisions (4)
                                                 B CLASS B PLUS CLASS (5) C CLASS L CLASS R CLASS
                 Death Benefit                   ------- ---------------- ------- ------- -------
  Standard Death Benefit........................  1.50%       2.05%        1.90%   1.75%   1.40%
-------------------------------------------------------------------------------------------------
  Optional Annual Step-Up Benefit...............  1.70%       2.25%        2.10%   1.95%   1.60%
-------------------------------------------------------------------------------------------------
Optional Earnings Preservation Benefit (6)......   .25%        .25%         .25%    .25%    .25%
-------------------------------------------------------------------------------------------------

Current Annual Separate Account Charge (as a percentage of your average Account Value) for all investment divisions except the American Funds Growth-Income and American Funds Global Small
Capitalization Divisions (4)
                                                 B CLASS B PLUS CLASS (5) C CLASS L CLASS R CLASS
                 Death Benefit                   ------- ---------------- ------- ------- -------
  Standard Death Benefit........................  1.25%       1.80%        1.65%   1.50%   1.15%
-------------------------------------------------------------------------------------------------
  Optional Annual Step-Up Benefit...............  1.45%       2.00%        1.85%   1.70%   1.35%
-------------------------------------------------------------------------------------------------
Optional Earnings Preservation Benefit (6)......   .25%        .25%         .25%    .25%    .25%
-------------------------------------------------------------------------------------------------

   Table 2(c)--Additional Optional Death Benefits (7)
   (as a percentage of the Death Benefit Base) (8)

Enhanced Death Benefit Max II (Prior to Optional Step-Up)    0.60%
(issue age 69 or younger)
-------------------------------------------------------------------
-------------------------------------------------------------
Enhanced Death Benefit Max II (Prior to Optional Step-Up)    1.15%
(issue age 70-75)
-------------------------------------------------------------------
Enhanced Death Benefit Max II (Maximum upon Optional         1.50%
Step-Up)
-------------------------------------------------------------------

Enhanced Death Benefit III (Prior to Optional Step-Up)       0.60%
(issue age 69 or younger)
-------------------------------------------------------------------
-------------------------------------------------------------
Enhanced Death Benefit III (Prior to Optional Step-Up)       1.15%
(issue age 70-75)
-------------------------------------------------------------------
Enhanced Death Benefit III (Maximum upon Optional Step-Up)   1.50%
-------------------------------------------------------------------

Enhanced Death Benefit II (Prior to Optional Step-Up)        0.60%
(issue age 69 or younger)
-------------------------------------------------------------------
-------------------------------------------------------------
Enhanced Death Benefit II (Prior to Optional Step-Up)        1.15%
(issue age 70-75)
-------------------------------------------------------------------
Enhanced Death Benefit II (Maximum upon Optional Step-Up)    1.50%
-------------------------------------------------------------------

        Table 2(d)--Optional Guaranteed Income Benefits (9)
        (as a percentage of the Income Base) (10)

--------------------------------------------------------------------------------
Guaranteed Minimum Income Benefit Max II (Prior to Optional Step-Up)      1.00%
--------------------------------------------------------------------------------
Guaranteed Minimum Income Benefit Max II (Maximum upon Optional Step-Up)  1.50%
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------
Guaranteed Minimum Income Benefit Plus IV (Prior to Optional Step-Up)      1.00%
---------------------------------------------------------------------------------
Guaranteed Minimum Income Benefit Plus IV (Maximum upon Optional Step-Up)  1.50%
---------------------------------------------------------------------------------

----------------------------------------------------------------------------------
Guaranteed Minimum Income Benefit Plus III (Prior to Optional Step-Up)      1.00%
----------------------------------------------------------------------------------
Guaranteed Minimum Income Benefit Plus III (Maximum upon Optional Step-Up)  1.50%
----------------------------------------------------------------------------------

The third and fourth tables show the minimum and maximum total operating expenses charged by the Portfolios, as well as the operating expenses for each Portfolio, that you may bear periodically while you hold the Contract. All of the Portfolios listed below are Class B except for the Portfolios of the American Funds(R), which are Class 2, the American Funds(R) Balanced Allocation, American Funds(R) Bond, American Funds(R) Growth Allocation, American Funds(R) Growth and American Funds(R) Moderate Allocation Portfolios of the Met Investors Fund, which are Class C, and the Pioneer Strategic Income Portfolio of the Met Investors Fund, which is Class E. Certain Portfolios may impose a redemption fee in the future. More details concerning the Metropolitan Fund, the Met Investors Fund and the American Funds(R) fees and expenses are contained in their respective prospectuses.

        Table 3--Portfolio Operating Expenses

                                                                       Minimum              Maximum
                                                          --------------------------------  -------
                                                          (Does not take into consideration
                                                          any American Funds(R) Portfolio,
                                                          for which an additional separate
                                                          account charge applies.)
---------------------------------------------------------------------------------------------------
Total Annual Metropolitan Fund, Met Investors Fund and
American Funds(R) Operating Expenses for the fiscal year
ending December 31, 2010 (expenses that are deducted
from these Fund's assets include management fees,
distribution fees (12b-1 fees) and other expenses).                     0.52%                1.45%
---------------------------------------------------------------------------------------------------

  Notes
/1/ A withdrawal charge may apply if you withdraw purchase payments that were credited to your Contract. The charges on purchase payments for each class is calculated according to the following schedule:

     ----------------------------------------------------------------------
     IF WITHDRAWN DURING YEAR  B CLASS B Plus CLASS C CLASS L CLASS R CLASS
     ------------------------  ------- ------------ ------- ------- -------
           1..................    7%        8%       None      7%      8%
     ----------------------------------------------------------------------
           2..................    6%        8%                 6%      8%
     ----------------------------------------------------------------------
           3..................    6%        7%                 5%      7%
     ----------------------------------------------------------------------
           4..................    5%        6%                 0%      6%
     ----------------------------------------------------------------------
           5..................    4%        5%                 0%      5%
     ----------------------------------------------------------------------
           6..................    3%        4%                 0%      4%
     ----------------------------------------------------------------------
           7..................    2%        3%                 0%      3%
     ----------------------------------------------------------------------
           8..................    0%        2%                 0%      2%
     ----------------------------------------------------------------------
           9..................    0%        1%                 0%      1%
     ----------------------------------------------------------------------
           Thereafter.........    0%        0%                 0%      0%
     ----------------------------------------------------------------------

    There are times when the withdrawal charge does not apply. For example, you may always withdraw earnings without a withdrawal charge. After the first Contract Year, you may also withdraw up to 10% of your total purchase payments without a withdrawal charge.

/2/ We reserve the right to limit transfers as described later in this Prospectus. We reserve the right to impose a transfer fee. The amount of this fee will be no greater than $25 per transfer.

/3/ This fee is waived if the Account Value is $50,000 or more. Regardless of the amount of your Account Value, the entire fee will be deducted if you take a total withdrawal of your Account Value. During the pay-out phase, we reserve the right to deduct this fee.

/4/ You pay the Separate Account charge with the Standard Death Benefit for your class of the Contract during the pay-out phase of your Contract except that the Separate Account charge during the pay-out phase for the B Plus Class is 1.25% (1.50% for amounts allocated to the American Funds(R) Investment Divisions). We reserve the right to impose an additional Separate Account charge on investment divisions that we add to the Contract in the future. The additional amount will not exceed the annual rate of 0.25% of the average Account Value in any such investment divisions as shown in the table labeled "Current Separate Account Charge for the American Funds(R) Investment Divisions".

/5/ The Separate Account charge for the B Plus Class will be reduced by 0.55% to 1.25% for the Standard Death Benefit (1.50% for amounts held in the American Funds(R) Investment Divisions) after you have held the Contract for 9 years. Similarly, the Separate Account charge will be reduced by 0.55% to 1.45% for the Annual Step-Up Death Benefit (1.70% for amounts held in the American Funds(R) Investment Divisions) after you have held the Contract for nine years.

/6/ The Separate Account charge for the Earnings Preservation Benefit is in addition to the Separate Account charge for your class of the Contract with the death benefit you have chosen. You pay the Separate Account charge designated under the appropriate class for the Standard Death Benefit or the Optional Annual Step-Up Death Benefit.

/7/ You may only elect one Enhanced Death Benefit at a time. The Enhanced Death
    Benefit Max II and Enhanced Death Benefit III are not available in Nevada. The Enhanced Death Benefit II is only available in Nevada. The Enhanced Death Benefit Max II may only be elected if the Guaranteed Minimum Income Benefit Max II is also elected. The Enhanced Death Benefit III may only be elected if the Guaranteed Minimum Income Benefit Plus IV is also elected. The Enhanced Death Benefit II may only be elected if the Guaranteed Minimum Income Benefit Plus III is also elected.

/8/ The charge for the Enhanced Death Benefit is a percentage of your Death
    Benefit Base, as defined later in this Prospectus. You do not pay this charge once you are in the pay-out phase of your Contract or after your rider terminates. Charges may increase upon an Optional Step-Up, but they will not exceed the maximum charges listed in this table. If, at the time your Contract was issued, the current charge for the rider was equal to the maximum rider charge, that rider will not increase upon an Optional Step-Up. (See "Optional Death Benefits" for more information.)

/9/ You may only elect one Guaranteed Minimum Income Benefit at a time. The
    Guaranteed Minimum Income Benefit Max II is not available in Nevada. The Guaranteed Minimum Income Benefit Plus IV is not available in Nevada. The Guaranteed Minimum Income Benefit Plus III is only available in Nevada.

/10/The charge for the Guaranteed Minimum Income Benefit is a percentage of your guaranteed minimum income base, as defined later in this Prospectus. You do not pay this charge once you are in the pay-out phase of your Contract, or after your rider terminates. Charges may increase upon an Optional Step-Up, but they will not exceed the maximum charges listed in this table. If, at the time your Contract was issued, the current charge for the rider was equal to the maximum rider charge, that rider will not increase upon an Optional Step-Up. (See "Guaranteed Income Benefits" for more information.)

Table 4--Portfolio Fees and Expenses as of December 31, 2010 (unless otherwise noted)
(as a percentage of average daily net assets).

  AMERICAN FUNDS(R) -- CLASS 2
                                                            DISTRIBUTION          ACQUIRED    TOTAL   CONTRACTUAL FEE NET TOTAL
                                                               AND/OR             FUND FEES  ANNUAL    WAIVER AND/OR   ANNUAL
                                                 MANAGEMENT   SERVICE     OTHER      AND    OPERATING     EXPENSE     OPERATING
                                                    FEE     (12b-1) FEES EXPENSES EXPENSES  EXPENSES   REIMBURSEMENT  EXPENSES
-------------------------------------------------------------------------------------------------------------------------------
American Funds Global Small Capitalization Fund.    0.71%       0.25%      0.04%     --       1.00%         --          1.00%
American Funds Growth-Income Fund...............    0.27%       0.25%      0.02%     --       0.54%         --          0.54%
                                                                                                      -------------------------

  MET INVESTORS FUND
                                                                      DISTRIBUTION          ACQUIRED    TOTAL   CONTRACTUAL FEE
                                                                         AND/OR             FUND FEES  ANNUAL    WAIVER AND/OR
                                                           MANAGEMENT   SERVICE     OTHER      AND    OPERATING     EXPENSE
                                                              FEE     (12b-1) FEES EXPENSES EXPENSES  EXPENSES   REIMBURSEMENT
--------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Global Dynamic Allocation Portfolio --
  Class B.................................................    0.70%       0.25%      0.31%      --      1.26%        0.06%
American Funds(R) Balanced Allocation Portfolio --
  Class C.................................................    0.06%       0.55%      0.02%    0.38%     1.01%          --
American Funds(R) Bond Portfolio -- Class C...............      --        0.55%      0.10%    0.38%     1.03%          --
American Funds(R) Growth Allocation Portfolio -- Class C..    0.07%       0.55%      0.02%    0.38%     1.02%          --
American Funds(R) Growth Portfolio -- Class C.............      --        0.55%      0.04%    0.34%     0.93%          --
American Funds(R) Moderate Allocation Portfolio --
  Class C.................................................    0.07%       0.55%      0.02%    0.37%     1.01%          --
AQR Global Risk Balanced Portfolio -- Class B.............    0.68%       0.25%      0.22%      --      1.15%        0.05%
BlackRock Global Tactical Strategies Portfolio -- Class B.    0.77%       0.25%      0.16%    0.27%     1.45%        0.03%
BlackRock Large Cap Core Portfolio -- Class B.............    0.59%       0.25%      0.05%      --      0.89%        0.00%
Clarion Global Real Estate Portfolio -- Class B...........    0.62%       0.25%      0.07%      --      0.94%          --
Dreman Small Cap Value Portfolio -- Class B...............    0.79%       0.25%      0.08%      --      1.12%        0.00%
Harris Oakmark International Portfolio -- Class B.........    0.78%       0.25%      0.07%      --      1.10%        0.01%
Invesco Small Cap Growth Portfolio -- Class B.............    0.85%       0.25%      0.04%      --      1.14%        0.02%
Janus Forty Portfolio -- Class B..........................    0.63%       0.25%      0.04%      --      0.92%          --
Lazard Mid Cap Portfolio -- Class B.......................    0.69%       0.25%      0.04%      --      0.98%          --
Legg Mason ClearBridge Aggressive Growth Portfolio --
  Class B.................................................    0.64%       0.25%      0.04%      --      0.93%          --
Loomis Sayles Global Markets Portfolio -- Class B.........    0.69%       0.25%      0.10%      --      1.04%          --
Lord Abbett Bond Debenture Portfolio -- Class B...........    0.50%       0.25%      0.03%      --      0.78%          --
Met/Eaton Vance Floating Rate Portfolio -- Class B........    0.61%       0.25%      0.08%      --      0.94%          --
Met/Franklin Income Portfolio -- Class B..................    0.76%       0.25%      0.09%      --      1.10%        0.09%
Met/Franklin Low Duration Total Return Portfolio --
  Class B.................................................    0.51%       0.25%      0.14%      --      0.90%        0.03%
Met/Franklin Mutual Shares Portfolio -- Class B...........    0.80%       0.25%      0.08%      --      1.13%        0.00%

  MET INVESTORS FUND
                                                           NET TOTAL
                                                            ANNUAL
                                                           OPERATING
                                                           EXPENSES
---------------------------------------------------------------------
AllianceBernstein Global Dynamic Allocation Portfolio --
  Class B.................................................   1.20%/1/
American Funds(R) Balanced Allocation Portfolio --
  Class C.................................................   1.01%
American Funds(R) Bond Portfolio -- Class C...............   1.03%
American Funds(R) Growth Allocation Portfolio -- Class C..   1.02%
American Funds(R) Growth Portfolio -- Class C.............   0.93%
American Funds(R) Moderate Allocation Portfolio --
  Class C.................................................   1.01%
AQR Global Risk Balanced Portfolio -- Class B.............   1.10%/2/
BlackRock Global Tactical Strategies Portfolio -- Class B.   1.42%/3/
BlackRock Large Cap Core Portfolio -- Class B.............   0.89%
Clarion Global Real Estate Portfolio -- Class B...........   0.94%
Dreman Small Cap Value Portfolio -- Class B...............   1.12%
Harris Oakmark International Portfolio -- Class B.........   1.09%/4/
Invesco Small Cap Growth Portfolio -- Class B.............   1.12%/5/
Janus Forty Portfolio -- Class B..........................   0.92%
Lazard Mid Cap Portfolio -- Class B.......................   0.98%
Legg Mason ClearBridge Aggressive Growth Portfolio --
  Class B.................................................   0.93%
Loomis Sayles Global Markets Portfolio -- Class B.........   1.04%
Lord Abbett Bond Debenture Portfolio -- Class B...........   0.78%
Met/Eaton Vance Floating Rate Portfolio -- Class B........   0.94%
Met/Franklin Income Portfolio -- Class B..................   1.01%/6/
Met/Franklin Low Duration Total Return Portfolio --
  Class B.................................................   0.87%/6/
Met/Franklin Mutual Shares Portfolio -- Class B...........   1.13%

  MET INVESTORS FUND
                                                   DISTRIBUTION          ACQUIRED    TOTAL   CONTRACTUAL FEE NET TOTAL
                                                      AND/OR             FUND FEES  ANNUAL    WAIVER AND/OR   ANNUAL
                                        MANAGEMENT   SERVICE     OTHER      AND    OPERATING     EXPENSE     OPERATING
                                           FEE     (12b-1) FEES EXPENSES EXPENSES  EXPENSES   REIMBURSEMENT  EXPENSES
-------------------------------------------------------------------------------------------------------------------------
Met/Franklin Templeton Founding
  Strategy Portfolio -- Class B........    0.05%       0.25%      0.02%    0.81%     1.13%        0.02%        1.11%/7/
Met/Templeton Growth Portfolio --
  Class B..............................    0.69%       0.25%      0.13%      --      1.07%        0.02%        1.05%/8,9/
Met/Templeton International Bond
  Portfolio -- Class B.................    0.60%       0.25%      0.13%      --      0.98%          --         0.98%
MetLife Aggressive Strategy Portfolio
  -- Class B...........................    0.09%       0.25%      0.02%    0.74%     1.10%        0.01%        1.09%/10/
MetLife Balanced Plus Portfolio --
  Class B..............................    0.29%       0.25%      0.19%    0.43%     1.16%        0.08%        1.08%/11/
MFS(R) Emerging Markets Equity
  Portfolio -- Class B.................    0.94%       0.25%      0.18%      --      1.37%          --         1.37%
MFS(R) Research International
  Portfolio -- Class B.................    0.69%       0.25%      0.09%      --      1.03%        0.03%        1.00%/12/
Morgan Stanley Mid Cap Growth
  Portfolio -- Class B.................    0.66%       0.25%      0.14%      --      1.05%        0.02%        1.03%/13/
Oppenheimer Capital Appreciation
  Portfolio -- Class B.................    0.60%       0.25%      0.06%      --      0.91%          --         0.91%
PIMCO Inflation Protected Bond
  Portfolio -- Class B.................    0.47%       0.25%      0.04%      --      0.76%          --         0.76%
PIMCO Total Return Portfolio -- Class
  B....................................    0.48%       0.25%      0.03%      --      0.76%          --         0.76%
Pioneer Strategic Income Portfolio --
  Class E..............................    0.59%       0.15%      0.08%      --      0.82%          --         0.82%
Pyramis(R) Government Income
  Portfolio -- Class B.................    0.52%       0.25%      0.41%      --      1.18%        0.13%        1.05%/8/
RCM Technology Portfolio -- Class B....    0.88%       0.25%      0.09%      --      1.22%          --         1.22%
SSgA Growth and Income ETF Portfolio
  -- Class B...........................    0.31%       0.25%      0.02%    0.28%     0.86%          --         0.86%
SSgA Growth ETF Portfolio -- Class B...    0.33%       0.25%      0.03%    0.27%     0.88%          --         0.88%
T. Rowe Price Mid Cap Growth
  Portfolio -- Class B.................    0.75%       0.25%      0.04%      --      1.04%          --         1.04%
                                                                                             ----------------------------

  METROPOLITAN FUND -- CLASS B
                                                  DISTRIBUTION          ACQUIRED    TOTAL   CONTRACTUAL FEE NET TOTAL
                                                     AND/OR             FUND FEES  ANNUAL    WAIVER AND/OR   ANNUAL
                                       MANAGEMENT   SERVICE     OTHER      AND    OPERATING     EXPENSE     OPERATING
                                          FEE     (12b-1) FEES EXPENSES EXPENSES  EXPENSES   REIMBURSEMENT  EXPENSES
-----------------------------------------------------------------------------------------------------------------------
Artio International Stock Portfolio...    0.82%       0.25%      0.12%    0.02%     1.21%        0.05%        1.16%/14/
Barclays Capital Aggregate Bond Index
  Portfolio...........................    0.25%       0.25%      0.03%      --      0.53%        0.01%        0.52%/15/
BlackRock Aggressive Growth Portfolio.    0.73%       0.25%      0.04%      --      1.02%          --         1.02%
BlackRock Bond Income Portfolio.......    0.37%       0.25%      0.03%      --      0.65%        0.03%        0.62%/16/
BlackRock Large Cap Value Portfolio...    0.63%       0.25%      0.02%      --      0.90%        0.03%        0.87%/17/
BlackRock Legacy Large Cap Growth
  Portfolio...........................    0.73%       0.25%      0.04%      --      1.02%        0.02%        1.00%/18/
BlackRock Money Market Portfolio......    0.32%       0.25%      0.02%      --      0.59%        0.01%        0.58%/19/
Davis Venture Value Portfolio.........    0.70%       0.25%      0.03%      --      0.98%        0.05%        0.93%/20/
Jennison Growth Portfolio.............    0.62%       0.25%      0.02%      --      0.89%        0.07%        0.82%/21/
Loomis Sayles Small Cap Core Portfolio    0.90%       0.25%      0.06%      --      1.21%        0.05%        1.16%/22/
Met/Artisan Mid Cap Value Portfolio...    0.81%       0.25%      0.03%      --      1.09%          --         1.09%
Met/Dimensional International Small
  Company Portfolio...................    0.81%       0.25%      0.20%      --      1.26%          --         1.26%

  METROPOLITAN FUND -- CLASS B
                                                        DISTRIBUTION          ACQUIRED    TOTAL   CONTRACTUAL FEE NET TOTAL
                                                           AND/OR             FUND FEES  ANNUAL    WAIVER AND/OR   ANNUAL
                                             MANAGEMENT   SERVICE     OTHER      AND    OPERATING     EXPENSE     OPERATING
                                                FEE     (12b-1) FEES EXPENSES EXPENSES  EXPENSES   REIMBURSEMENT  EXPENSES
-----------------------------------------------------------------------------------------------------------------------------
MetLife Conservative Allocation Portfolio...    0.10%       0.25%      0.01%    0.55%     0.91%        0.01%        0.90%/23/
MetLife Conservative to Moderate Allocation
  Portfolio.................................    0.08%       0.25%      0.02%    0.61%     0.96%        0.00%        0.96%
MetLife Mid Cap Stock Index Portfolio.......    0.25%       0.25%      0.06%    0.01%     0.57%        0.00%        0.57%
MetLife Moderate Allocation Portfolio.......    0.06%       0.25%        --     0.66%     0.97%        0.00%        0.97%
MetLife Moderate to Aggressive Allocation
  Portfolio.................................    0.06%       0.25%      0.01%    0.71%     1.03%        0.00%        1.03%
MetLife Stock Index Portfolio...............    0.25%       0.25%      0.02%      --      0.52%        0.01%        0.51%/15/
MFS(R) Total Return Portfolio...............    0.54%       0.25%      0.04%      --      0.83%          --         0.83%
MFS(R) Value Portfolio......................    0.71%       0.25%      0.02%      --      0.98%        0.11%        0.87%/24/
Morgan Stanley EAFE(R) Index Portfolio......    0.30%       0.25%      0.11%    0.01%     0.67%        0.00%        0.67%
Neuberger Berman Genesis Portfolio..........    0.83%       0.25%      0.06%      --      1.14%        0.02%        1.12%/25/
Neuberger Berman Mid Cap Value Portfolio....    0.65%       0.25%      0.05%      --      0.95%          --         0.95%
Oppenheimer Global Equity Portfolio.........    0.53%       0.25%      0.08%      --      0.86%          --         0.86%
Russell 2000(R) Index Portfolio.............    0.25%       0.25%      0.07%    0.01%     0.58%        0.00%        0.58%
T. Rowe Price Small Cap Growth Portfolio....    0.50%       0.25%      0.07%      --      0.82%          --         0.82%
Van Eck Global Natural Resources Portfolio..    0.79%       0.25%      0.05%    0.01%     1.10%          --         1.10%
Western Asset Management U.S. Government
  Portfolio.................................    0.47%       0.25%      0.03%      --      0.75%        0.01%        0.74%/26/
                                                                                                  ---------------------------

In the table, "0.00%" in the "Contractual Fee Waiver and/or Expense Reimbursement" column indicates that there is a contractual arrangement in effect for that Portfolio, but the expenses of the Portfolio are below the level that would trigger the waiver or reimbursement.

Certain Portfolios that have "Acquired Fund Fees and Expenses" are "fund of funds." Each "fund of funds" invests substantially all of its assets in other portfolios. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. See the underlying fund prospectus for more information.

/1/ MetLife Advisers, LLC has contractually agreed until October 31, 2012, to limit its fee and to reimburse expenses to the extent necessary to limit net operating expenses to 0.95%, excluding 12b-1 fees. This arrangement may be modified or discontinued prior to October 31, 2012 only with the approval of the Board of Trustees of the Portfolio.

/2/ MetLife Advisers, LLC has contractually agreed until October 31, 2012, to limit its fee and to reimburse expenses to the extent necessary to limit net operating expenses to 0.85%, excluding 12b-1 fees. This arrangement may be modified or discontinued prior to October 31, 2012 only with the approval of the Board of Trustees of the Portfolio.

/3/ MetLife Advisers, LLC has contractually agreed until October 31, 2012, to limit its fee and to reimburse expenses to the extent necessary to limit net operating expenses to 0.90%, excluding 12b-1 fees and acquired fund fees and expenses. This arrangement may be modified or discontinued prior to October 31, 2012 only with the approval of the Board of Trustees of the Portfolio.

/4/ MetLife Advisers, LLC has contractually agreed until October 31, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.725% of the Portfolio's average daily net assets exceeding $1 billion. This arrangement may be modified or discontinued prior to October 31, 2012 only with the approval of the Board of Trustees of the Portfolio.

/5/ MetLife Advisers, LLC has contractually agreed until October 31, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.83% of the Portfolio's average daily net assets from $250 million to $500 million. This arrangement may be modified or discontinued prior to October 31, 2012 only with the approval of the Board of Trustees of the Portfolio.

/6/ MetLife Advisers, LLC has contractually agreed until October 31, 2012, to waive a portion of its management fee reflecting the difference, if any, between the subadvisory fee payable by MetLife Advisers, LLC to the Portfolio's subadviser that is calculated based solely on the assets of the Portfolio and the fee that is calculated when the Portfolio's assets are aggregated with those of certain other portfolios. This arrangement may be modified or discontinued prior to October 31, 2012, only with the approval of the Board of Trustees of the Portfolio.

/7/ MetLife Advisers, LLC has contractually agreed until October 31, 2012, to limit its fee and to reimburse expenses to the extent necessary to limit net operating expenses to 0.05%, excluding 12b-1 fees and acquired fund fees and expenses. This arrangement may be modified or discontinued prior to October 31, 2012 only with the approval of the Board of Trustees of the Portfolio.

/8/ MetLife Advisers, LLC has contractually agreed until October 31, 2012, to limit its fee and to reimburse expenses to the extent necessary to limit net operating expenses to 0.80%, excluding 12b-1 fees. This arrangement may be modified or discontinued prior to October 31, 2012 only with the approval of the Board of Trustees of the Portfolio.

/9/ MetLife Advisers, LLC has contractually agreed until October 31, 2012, to waive a portion of the Management Fee reflecting the difference, if any, between the subadvisory fee payable by the Adviser to the Subadviser that is calculated based solely on the assets of the Portfolio and the fee that is calculated when the Portfolio's assets are aggregated with those of certain other portfolios. This arrangement may be modified or discontinued prior to October 31, 2012, only with the approval of the Board of Trustees of the Portfolio.

/10/MetLife Advisers, LLC has contractually agreed until October 31, 2012, to limit its fee and to reimburse expenses to the extent necessary to limit net operating expenses to 0.10%, excluding 12b-1 fees and acquired fund fees and expenses. This arrangement may be modified or discontinued prior to October 31, 2012 only with the approval of the Board of Trustees of the Portfolio.

/11/MetLife Advisers, LLC has contractually agreed until October 31, 2012, to limit its fee to and reimburse expenses to the extent necessary to limit total operating expenses to 0.40%, excluding 12b-1 fees and acquired fund fees and expenses. This arrangement may be modified or discontinued prior to October 31, 2012 only with the approval of the Board of Trustees of the Portfolio.

/12/MetLife Advisers, LLC has contractually agreed until October 31, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.55% of the Portfolio's average daily net assets exceeding $1.5 billion. This arrangement may be modified or discontinued prior to October 31, 2012 only with the approval of the Board of Trustees of the Portfolio.

/13/MetLife Advisers, LLC has contractually agreed until October 31, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% of the first $500 million of the Portfolio's average daily net assets plus 0.625% of such assets over $500 million. This arrangement may be modified or discontinued prior to October 31, 2012 only with the approval of the Board of Trustees of the Portfolio.

/14/MetLife Advisers, LLC has contractually agreed until October 31, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.78% for the first $900 million of the Portfolio's average daily net assets, 0.75% for the next $100 million, 0.725% for the next $500 million and 0.70% on amounts over $1.5 billion. This arrangement may be modified or discontinued prior to October 31, 2012, only with the approval of the Board of Directors of the Portfolio.

/15/MetLife Advisers, LLC has contractually agreed until October 31, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.245% for the amounts over $500 million but less than $1 billion, 0.24% for the next $1 billion and 0.235% on amounts over $2 billion. This arrangement may be modified or discontinued prior to October 31, 2012, only with the approval of the Board of Directors of the Portfolio.

/16/MetLife Advisers, LLC has contractually agreed until October 31, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.37% for the first $1 billion of the Portfolio's average daily net assets, 0.325% for the next $2.4 billion and 0.25% on amounts over $3.4 billion. This arrangement may be modified or discontinued prior to October 31, 2012, only with the approval of the Board of Directors of the Portfolio.

/17/MetLife Advisers, LLC has contractually agreed until October 31, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.68% for the first $250 million of the Portfolio's average daily net assets, 0.625% for the next $500 million, 0.60% for the next $250 million and 0.55% on amounts over $1 billion. This arrangement may be modified or discontinued prior to October 31, 2012, only with the approval of the Board of Directors of the Portfolio.

/18/MetLife Advisers, LLC has contractually agreed until October 31, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.705% for the amounts over $300 million but less than $1 billion. This arrangement may be modified or discontinued prior to October 31, 2012, only with the approval of the Board of Directors of the Portfolio.

/19/MetLife Advisers, LLC has contractually agreed until October 31, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the first $1 billion of the Portfolio's average daily net assets. This arrangement may be modified or discontinued prior to October 31, 2012, only with the approval of the Board of Directors of the Portfolio.

/20/MetLife Advisers, LLC has contractually agreed until October 31, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.75% for the first $50 million of the Portfolio's average daily net assets, 0.70% for the next $450 million, 0.65% for the next $4 billion and 0.625% on amounts over $4.5 billion. This arrangement may be modified or discontinued prior to October 31, 2012, only with the approval of the Board of Directors of the Portfolio.

/21/MetLife Advisers, LLC has contractually agreed until October 31, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $300 million of the Portfolio's average daily net assets, 0.60% for the next $200 million, 0.55% for the next $500 million, 0.50% for the next $1 billion and 0.47% on amounts over $2 billion. This arrangement may be modified or discontinued prior to October 31, 2012, only with the approval of the Board of Directors of the Portfolio.

/22/MetLife Advisers, LLC has contractually agreed until October 31, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.85% for the first $500 million of the Portfolio's average daily net assets and 0.80% on amounts over $500 million. This arrangement may be modified or discontinued prior to October 31, 2012, only with the approval of the Board of Directors of the Portfolio.

/23/MetLife Advisers, LLC has contractually agreed until October 31, 2012, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit net operating expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) of each Class of the Portfolio to 0.10% of the average daily net assets of the Class A shares and 0.35% of the average daily net assets of the Class B shares. This arrangement may be modified or discontinued prior to October 31, 2012, only with the approval of the Board of Directors of the Portfolio.

/24/MetLife Advisers, LLC has contractually agreed until October 31, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% on amounts over $1.5 billion. This arrangement may be modified or discontinued prior to October 31, 2012, only with the approval of the Board of Directors of the Portfolio.

/25/MetLife Advisers, LLC has contractually agreed until October 31, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.825% for the first $500 million of the Portfolio's average daily net assets. This arrangement may be modified or discontinued prior to October 31, 2012, only with the approval of the Board of Directors of the Portfolio.

/26/MetLife Advisers, LLC has contractually agreed until October 31, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.50% for the amounts over $200 million but less than $500 million. This arrangement may be modified or discontinued prior to October 31, 2012, only with the approval of the Board of Directors of the Portfolio.

  EXAMPLES
  These Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, annual contract fees, if any, separate account charges, and underlying Portfolio fees and expenses.

  Examples 1 through 5 assume you purchased the Contract with optional benefits that result in the highest possible combination of charges. Example 1 relates to the purchase of the Contract with the B Class; Example 2 relates to the purchase of the Contract with the B Plus Class; Example 3 relates to the purchase of the Contract with the C Class; Example 4 relates to the purchase of the Contract with the L Class; and Example 5 relates to the purchase of the Contract with the R Class. Examples 6 through 10 assume you purchased the Contract with no optional benefits that result in the least expensive combination of charges. Example 6 relates to the purchase of the Contract with the B Class; Example 7 relates to the purchase of the Contract with the B Plus Class; Example 8 relates to the purchase of the Contract with the C Class; Example 9 relates to the purchase of the Contract with the L Class; and Example 10 relates to the purchase of the Contract with the R Class.

  Example 1. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $10,000 investment for the time periods indicated. Your actual costs may be higher or lower.
  Assumptions:
 .  you select the B Class;
 .  reimbursement and/or waiver of expenses was not in effect;
 . there was no allocation to the Fixed Account or Enhanced Dollar Cost Averaging Program;
 . you bear the minimum or maximum fees and expenses of any of the Portfolios (see "Table 3--Portfolio Operating Expenses");
 .  you paid the Annual Contract Fee;
 .  the underlying Portfolio earns a 5% annual return;
 . you select the Guaranteed Minimum Income Benefit Max II and assume that you elect the Optional Step-Up feature and as a result the charge increases to 1.50%, which is the maximum charge permitted; and
 . you select the Enhanced Death Benefit Max II and you are age 70 and assume that you elect the Optional Step-Up feature and as a result the charge increases to 1.50%, which is the maximum charge permitted.

  You fully surrender your Contract, with applicable withdrawal charges deducted.

                                                                              1      3      5     10
                                                                             YEAR  YEARS  YEARS  YEARS
-------------------------------------------------------------------------------------------------------
Maximum.................................................................... $1,319 $2,439 $3,596 $6,849
Minimum.................................................................... $1,226 $2,170 $3,165 $6,091

    You do not surrender your Contract or you elect to annuitize (elect a pay-out option with an income payment type under which you receive income payments over your lifetime) (no withdrawal charges would be deducted).

                                                                             1     3      5     10
                                                                            YEAR YEARS  YEARS  YEARS
-----------------------------------------------------------------------------------------------------
Maximum.................................................................... $619 $1,899 $3,236 $6,849
Minimum.................................................................... $526 $1,630 $2,805 $6,091

  Example 2. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $10,000 investment for the periods indicated. Your actual costs may be higher or lower.
  Assumptions:
 .  you select the B Plus Class;
 .  reimbursement and/or waiver of expenses was not in effect;
 .  there was no allocation to the Fixed Account;
 . you bear the minimum or maximum fees and expenses of any of the Portfolios (see Table 3--Portfolio Operating Expenses);
 .  you paid the Annual Contract Fee;
 .  the underlying Portfolio earns a 5% annual return;
 . you select the Guaranteed Minimum Income Benefit Max II and assume that you elect the Optional Step-Up feature and as a result the charge increases to 1.50%, which is the maximum charge permitted; and
 . you select the Enhanced Death Benefit Max II and you are age 70 and assume that you elect the Optional Step-Up feature and as a result the charge increases to 1.50%, which is the maximum charge permitted.

  You fully surrender your Contract, with applicable withdrawal charges deducted.

                                                                              1      3      5     10
                                                                             YEAR  YEARS  YEARS  YEARS
-------------------------------------------------------------------------------------------------------
Maximum.................................................................... $1,474 $2,684 $3,931 $7,260
Minimum.................................................................... $1,381 $2,420 $3,513 $6,550

    You do not surrender your Contract or you elect to annuitize (elect a pay-out option with an income payment type under which you receive income payments over your lifetime) (no withdrawal charges would be deducted).

                                                                             1     3      5     10
                                                                            YEAR YEARS  YEARS  YEARS
-----------------------------------------------------------------------------------------------------
Maximum.................................................................... $674 $2,054 $3,481 $7,260
Minimum.................................................................... $581 $1,790 $3,063 $6,550

  Example 3. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $10,000 investment for the time periods indicated. Your actual costs may be higher or lower.
  Assumptions:
 .  you select the C Class;
 .  reimbursement and/or waiver of expenses was not in effect;
 . you bear the minimum or maximum fees and expenses of any of the Portfolios (see "Table 3--Portfolio Operating Expenses");
 .  you pay the Annual Contract Fee;
 .  the underlying Portfolio earns a 5% annual return;
 . you select the Guaranteed Minimum Income Benefit Max II and assume that you elect the Optional Step-Up feature and as a result the charge increases to 1.50%, which is the maximum charge permitted; and
 . you select the Enhanced Death Benefit Max II and you are age 70 and assume that you elect the Optional Step-Up feature and as a result the charge increases to 1.50%, which is the maximum charge permitted.

  You surrender your Contract, you do not surrender your Contract or you elect to annuitize (elect a pay-out option with an income type under which you receive income payments over your life time) (no withdrawal charges apply to the C Class).

                                                                             1     3      5     10
                                                                            YEAR YEARS  YEARS  YEARS
-----------------------------------------------------------------------------------------------------
Maximum.................................................................... $659 $2,012 $3,415 $7,151
Minimum.................................................................... $566 $1,747 $2,993 $6,428

  Example 4. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $10,000 investment for the time periods indicated. Your actual costs may be higher or lower.
  Assumptions:
 .  you select the L Class;
 .  reimbursement and/or waiver of expenses was not in effect;
 . there was no allocation to the Fixed Account or the Enhanced Dollar Cost Averaging Program;
 . you bear the minimum or maximum fees and expenses of any of the Portfolios (see "Table 3--Portfolio Operating Expenses");
 .  you paid the Annual Contract Fee;
 .  the underlying Portfolio earns a 5% annual return;
 . you select the Guaranteed Minimum Income Benefit Max II and assume that you elect the Optional Step-Up feature and as a result the charge increases to 1.50%, which is the maximum charge permitted; and
 . you select the Enhanced Death Benefit Max II and you are age 70 and assume that you elect the Optional Step-Up feature and as a result the charge increases to 1.50%, which is the maximum charge permitted.

  You fully surrender your Contract with applicable withdrawal charges deducted.

                                                                              1      3      5     10
                                                                             YEAR  YEARS  YEARS  YEARS
-------------------------------------------------------------------------------------------------------
Maximum.................................................................... $1,344 $2,420 $3,348 $7,039
Minimum.................................................................... $1,251 $2,153 $2,923 $6,303

  You do not surrender your Contract or you elect to annuitize (elect a pay-out option with an income type under which you receive income payments over your life time) (no withdrawal charges would be deducted).

                                                                             1     3      5     10
                                                                            YEAR YEARS  YEARS  YEARS
-----------------------------------------------------------------------------------------------------
Maximum.................................................................... $644 $1,970 $3,348 $7,039
Minimum.................................................................... $551 $1,703 $2,923 $6,303

  Example 5. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $10,000 investment for the time periods indicated. Your actual costs may be higher or lower:
  Assumptions:
 .  you select the R Class;
 .  reimbursement and/or waiver of expenses was not in effect;
 . there was no allocation to the Fixed Account or Enhanced Dollar Cost Averaging Program;
 . you bear the minimum or maximum fees and expenses of any of the Portfolios (see "Table 3--Portfolio Operating Expenses");
 .  you paid the Annual Contract Fee;
 .  the underlying Portfolio earns a 5% annual return;
 . you select the Guaranteed Minimum Income Benefit Max II and assume that you elect the Optional Step-Up feature and as a result the charge increases to 1.50%, which is the maximum charge permitted; and
 . you select the Enhanced Death Benefit Max II and you are age 70 and assume that you elect the Optional Step-Up feature and as a result the charge increases to 1.50%, which is the maximum charge permitted.

  You fully surrender your Contract, with applicable withdrawal charges deducted.

                                                                              1      3      5     10
                                                                             YEAR  YEARS  YEARS  YEARS
-------------------------------------------------------------------------------------------------------
Maximum.................................................................... $1,409 $2,501 $3,641 $6,772
Minimum.................................................................... $1,316 $2,231 $3,208 $6,005

  You do not surrender your Contract or you elect to annuitize (elect a pay-out option with an income payment type under which you receive income payments over your lifetime) (no withdrawal charges would be deducted).

                                                                             1     3      5     10
                                                                            YEAR YEARS  YEARS  YEARS
-----------------------------------------------------------------------------------------------------
Maximum.................................................................... $609 $1,871 $3,191 $6,772
Minimum.................................................................... $516 $1,601 $2,758 $6,005

  Example 6. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $10,000 investment for the time periods indicated. Your actual costs may be higher or lower:
  Assumptions:
 .  you select the B Class;
 .  reimbursement and/or waiver of expenses was not in effect;
 . there was no allocation to the Fixed Account or Enhanced Dollar Cost Averaging Program;
 . you bear the minimum or maximum fees and expenses of any of the Portfolios (see "Table 3--Portfolio Operating Expenses");
 .  you pay the Annual Contract Fee; and
 .  the underlying Portfolio earns a 5% annual return

  You fully surrender your Contract, with applicable withdrawal charges deducted.

                                                                              1      3      5     10
                                                                             YEAR  YEARS  YEARS  YEARS
-------------------------------------------------------------------------------------------------------
Maximum.................................................................... $1,003 $1,466 $1,933 $3,300
Minimum....................................................................   $910 $1,188 $1,471 $2,390

  You do not surrender your Contract or you elect to annuitize (elect a pay-out option with an income payment type under which you receive income payments over your lifetime) (no withdrawal charges would be deducted).

                                                                 1     3     5     10
                                                                YEAR YEARS YEARS  YEARS
----------------------------------------------------------------------------------------
Maximum........................................................ $303 $926  $1,573 $3,300
Minimum........................................................ $210 $648  $1,111 $2,390

  Example 7. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $10,000 investment for the periods indicated. Your actual costs may be higher or lower.
  Assumptions:
 .  you select the B Plus Class;
 .  reimbursement and/or waiver of expenses was not in effect;
 .  there was no allocation to the Fixed Account;
 . you bear the minimum or maximum fees and expenses of any of the Portfolios (see "Table 3--Portfolio Operating Expenses");
 .  you pay the Annual Contract Fee; and
 .  the underlying Portfolio earns a 5% annual return


  You fully surrender your Contract, with applicable withdrawal charges deducted.

                                                                              1      3      5     10
                                                                             YEAR  YEARS  YEARS  YEARS
-------------------------------------------------------------------------------------------------------
Maximum.................................................................... $1,157 $1,717 $2,285 $3,797
Minimum.................................................................... $1,065 $1,443 $1,837 $2,939

  You do not surrender your Contract or elect to annuitize (elect a pay-out option with an income payment type under which you receive income payments over your lifetime) (no withdrawal charges would be deducted).

                                                                             1     3      5     10
                                                                            YEAR YEARS  YEARS  YEARS
-----------------------------------------------------------------------------------------------------
Maximum.................................................................... $357 $1,087 $1,835 $3,797
Minimum.................................................................... $265 $  813 $1,387 $2,939

  Example 8. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $10,000 investment for the time periods indicated. Your actual costs may be higher or lower.
  Assumptions:
 .  you select the C Class;
 .  reimbursement and/or waiver of expenses was not in effect;
 .  there was no allocation to the Fixed Account;
 . you bear the minimum or maximum fees and expenses of any of the Portfolios (see "Table 3--Portfolio Operating Expenses");
 .  you pay the Annual Contract Fee; and
 .  the underlying Portfolio earns a 5% annual return

    You surrender your Contract, you do not surrender your Contract or elect to annuitize (elect a pay-out option with an income payment type under which you receive income payments over your lifetime) (no withdrawal charges apply to the C Class).

                                                                             1     3      5     10
                                                                            YEAR YEARS  YEARS  YEARS
-----------------------------------------------------------------------------------------------------
Maximum.................................................................... $343 $1,043 $1,764 $3,664
Minimum.................................................................... $250   $768 $1,312 $2,793

  Example 9. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $10,000 investment for the time periods indicated. Your actual costs may be higher or lower.
  Assumptions:
 .  you select the L Class;
 .  reimbursement and/or waiver of expenses was not in effect;
 . there was no allocation to the Fixed Account or the Enhanced Dollar Cost Averaging Program;
 . you bear the minimum or maximum fees and expenses of any of the Portfolios (see "Table 3--Portfolio Operating Expenses");
 .  you pay the Annual Contract Fee; and
 .  the underlying Portfolio earns a 5% annual return

  You fully surrender your Contract with applicable withdrawal charges deducted.

                                                                         1      3      5     10
                                                                        YEAR  YEARS  YEARS  YEARS
--------------------------------------------------------------------------------------------------
Maximum............................................................... $1,028 $1,449 $1,693 $3,530
Minimum...............................................................   $935 $1,173 $1,237 $2,644

  You do not surrender your Contract or you elect to annuitize (elect a pay-out option with an income type under which you receive income payments over your life time) (no withdrawal charges would be deducted).

                                                                        1     3     5     10
                                                                       YEAR YEARS YEARS  YEARS
-----------------------------------------------------------------------------------------------
Maximum............................................................... $328 $999  $1,693 $3,530
Minimum............................................................... $235 $723  $1,237 $2,644

  Example 10. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $10,000 investment for the time periods indicated. Your actual costs may be higher or lower:
  Assumptions:
 .  you select the R Class;
 .  reimbursement and/or waiver of expenses was not in effect;
 . there was no allocation to the Fixed Account or Enhanced Dollar Cost Averaging Program;
 . you bear the minimum or maximum fees and expenses of any of the Portfolios (see "Table 3--Portfolio Operating Expenses");
 .  you pay the Annual Contract Fee; and
 .  the underlying Portfolio earns a 5% annual return

  You fully surrender your Contract, with applicable withdrawal charges deducted.

                                                                         1      3      5     10
                                                                        YEAR  YEARS  YEARS  YEARS
--------------------------------------------------------------------------------------------------
Maximum............................................................... $1,093 $1,526 $1,974 $3,207
Minimum............................................................... $1,000 $1,248 $1,510 $2,286

  You do not surrender your Contract or you elect to annuitize (elect a pay-out option with an income payment type under which you receive income payments over your lifetime) (no withdrawal charges would be deducted).

                                                                        1     3     5     10
                                                                       YEAR YEARS YEARS  YEARS
-----------------------------------------------------------------------------------------------
Maximum............................................................... $293 $896  $1,524 $3,207
Minimum............................................................... $200 $618  $1,060 $2,286

   ACCUMULATION UNIT VALUES FOR EACH INVESTMENT DIVISION

Accumulation unit values are not available because the Contract was not offered
for sale prior to           , 2011, and therefore, there are no accumulation
units outstanding as of the date of this Prospectus.

METLIFE

       Metropolitan Life Insurance Company and its subsidiaries (collectively, "MLIC" or the "Company") is a leading provider of insurance, annuities, and employee benefits programs with operations throughout the United
States. The Company offers life insurance and annuities to individuals, as well as group insurance and retirement & savings products and services to corporations and other institutions. The Company was formed under the laws of New York in 1868. The Company's home office is located at 200 Park Avenue, New York, New York 10166-0188. The Company is a wholly-owned subsidiary of MetLife, Inc. MetLife, Inc. is a leading global provider of insurance, annuities and employee benefit programs, serving 90 million customers in over 60 countries. Through its subsidiaries and affiliates, MetLife, Inc. holds leading market positions in the United States, Japan, Latin America, Asia Pacific, Europe and the Middle East.

METROPOLITAN LIFE

SEPARATE ACCOUNT E

       We established Metropolitan Life Separate Account E on September 27, 1983. The purpose of the Separate Account is to hold the variable assets that underlie the Preference Premier Variable Annuity Contracts and some other variable annuity contracts we issue. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended ("1940 Act").

The Separate Account's assets are solely for the benefit of those who invest in the Separate Account and no one else, including our creditors. The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the Contracts issued from this Separate Account without regard to our other business.

We are obligated to pay all money we owe under the Contracts--such as death benefits and income payments--even if that amount exceeds the assets in the Separate Account. Any such amount that exceeds the assets in the Separate Account is paid from our general account. Any amount under any optional death benefit or optional Guaranteed Minimum Income Benefit that exceeds the assets in the Separate Account are also paid from our general account. Benefit amounts paid from the general account are subject to the financial strength and claims paying ability of the Company and our long term ability to make such payments. We issue other annuity contracts and life insurance policies where we pay all money we owe under those contracts and policies from our general account. MetLife is regulated as an insurance company under state law, which includes, generally, limits on the amount and type of investments in its general account. However, there is no guarantee that we will be able to meet our claims paying obligations; there are risks to purchasing any insurance product.

VARIABLE ANNUITIES

    This Prospectus describes a type of variable annuity, a deferred variable annuity. These annuities are "variable" because the value of your account or income payment varies based on the investment performance of the investment divisions you choose. In short, the value of your Contract and your income payments under a variable pay-out option of your Contract may go up or down. Since the investment performance is not guaranteed, your money is at risk. The degree of risk will depend on the investment divisions you select. The Accumulation Unit Value or Annuity Unit Value for each investment division rises or falls based on the investment performance (or "experience") of the Portfolio with the same name. MetLife and its affiliates also offer other annuities not described in this Prospectus.

The Contracts have a fixed interest rate option called the "Fixed Account." The Fixed Account is not available to all Contract owners. The Fixed Account offers an interest rate that is guaranteed by us. The minimum interest rate depends on the date your Contract is issued but will not be less than 1%. The variable pay-out options under the Contracts have a fixed payment option called the "Fixed Income Payment Option." Under the Fixed Income Payment Option, we guarantee the amount of your fixed income payments. These fixed options are not described in this Prospectus although we occasionally refer to them.

REPLACEMENT OF ANNUITY CONTRACTS

EXCHANGE PROGRAMS: From time to time we may offer programs under which certain fixed or variable annuity contracts previously issued by us may be exchanged for the Contract offered by this Prospectus. Currently, with respect to exchanges from certain of our variable annuity contracts to this Contract, an existing contract is eligible for exchange if a withdrawal from, or surrender of, the contract would not trigger a withdrawal charge. The Account Value of this Contract attributable to the exchanged assets will not be subject to any withdrawal charge or be eligible for the Enhanced Dollar Cost Averaging Program. Any additional purchase payments contributed to the new Contract will be subject to all fees and charges, including the withdrawal charge described in this Prospectus. You should carefully consider whether an exchange is appropriate for you by comparing the death benefits, living benefits, and other guarantees provided by the contract you currently own to the benefits and guarantees that would be provided by the new Contract offered in this Prospectus. Then you should compare the fees and charges (E.G., the death benefit charges, the living benefit charges, and the separate account charge) of your current contract to the fees and charges of the new Contract, which may be higher than your current contract. These programs will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax free for federal income tax purposes; however, you should consult your tax adviser before making any such exchange.

OTHER EXCHANGES: Generally, you can exchange one variable annuity contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange you should compare both annuities carefully. If you exchange another annuity for the one described in this Prospectus, unless the exchange occurs under one of our exchange programs described above, you might have to pay a surrender charge on your old annuity, and there will be a new surrender charge period for this Contract. Other charges may be higher (or lower) and the benefits may be different. Also, because we will not issue the Contract until we have received the initial purchase payment from your existing insurance company, the issuance of the Contract may be delayed. Generally, it is not advisable to purchase a Contract as a replacement for an existing variable annuity contract. Before you exchange another annuity for our Contract, ask your registered representative whether the exchange would be advantageous, given the features, benefits and charges.

THE CONTRACT

    You accumulate money in your account during the pay-in phase by making one or more purchase payments. MetLife will hold your money and credit investment returns as long as the money remains in your account.

All IRAs receive tax deferral under the Internal Revenue Code. There are no additional tax benefits from funding an IRA with a Contract. Therefore, there should be reasons other than tax deferral for acquiring the Contract, such as the availability of a guaranteed income for life, the death benefits or the other optional benefits available under this Contract.

Under the Internal Revenue Code ("Code"), spousal continuation and certain distribution options are available only to a person who is defined as a "spouse" under the Federal Defense of Marriage Act or other applicable Federal law. All Contract provisions will be interpreted and administered in accordance with the requirements of the Code. Therefore, under current Federal law, a purchaser who has or is contemplating a civil union or same-sex marriage should note that the favorable tax treatment afforded under Federal law would not be available to such same-sex partner or same-sex spouse. Same-sex partners or spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax advisor.

NON-NATURAL PERSONS AS OWNERS OR BENEFICIARIES. If a non-natural person, such as a trust, is the owner of a non-qualified Contract, the distribution on death rules under the Internal Revenue Code may require payment to begin earlier than expected and may impact the usefulness of the living and/or death benefits. Naming a non-natural person, such as a trust or estate, as a beneficiary under the Contract will generally, eliminate the beneficiary's ability to "stretch" or a spousal beneficiary's ability to continue the Contract and the living and/or death benefits.

A Contract consists of two phases: the accumulation or "pay-in" phase and the income or "pay-out" phase. The pay-out phase begins when you elect to have us pay you "income" payments using the money in your account. The number and the amount of the income payments you receive will depend on such things as the type of pay-out option you choose, your investment choices, and the amount used to provide your income payments. Because Contracts offer the insurance benefit of income payment options, including our guarantee of income for your lifetime, they are "annuities."

The Contract is offered in several variations, which we call "classes." Each class offers you the ability to choose certain features. Each has its own Separate Account charge and applicable withdrawal charge (except C Class which has no withdrawal charges). The Contract also offers you the opportunity to choose optional benefits ("riders"), each for a charge in addition to the Separate Account charge with the Standard Death Benefit for that class. If you purchase any of the optional death benefits, you receive the optional benefit in place of the Standard Death Benefit. In deciding what class of the Contract to purchase, you should consider the amount of Separate Account and withdrawal charges you are willing to bear relative to your needs. In deciding whether to purchase any of the optional benefits, you should consider the desirability of the benefit relative to its additional cost and to your needs. Unless you tell us otherwise, we will assume that you are purchasing the B Class Contract with the Standard Death Benefit and no optional benefits. These optional benefits are:

..   an Annual Step-Up Death Benefit;

..   Enhanced Death Benefits;

..   an Earnings Preservation Benefit; and

..   Guaranteed Minimum Income Benefits.

The Enhanced Death Benefit Max II may only be elected if you have elected the Guaranteed Minimum Income Benefit Max II. The Enhanced Death Benefit III may only be elected if you have elected the Guaranteed Minimum Income Benefit Plus
IV. The Enhanced Death Benefit II may only be elected if you have elected the Guaranteed Minimum Income Benefit Plus III. You may not elect the Earnings Preservation Benefit with an Enhanced Death Benefit.

Each of these optional benefits is described in more detail later in this Prospectus. The availability of optional benefits and features of optional benefits may vary by state.

We may restrict the investment choices available to you if you select certain optional benefits. These restrictions are intended to reduce the risk of investment losses which could require the Company to use its general account assets to pay amounts due under the selected optional benefit.

If you choose the Guaranteed Minimum Income Benefit Max II or the Enhanced Death Benefit Max II, we require you to allocate your purchase payments and Account Value as described below under "Investment Allocation Restrictions for the Guaranteed Minimum Income Benefit Max II and the Enhanced Death Benefit Max II" until the optional benefit terminates.

If you choose the Guaranteed Minimum Income Benefit Plus IV, the Enhanced Death Benefit III, the Guaranteed Minimum Income Benefit Plus III or the Enhanced Death Benefit II, we require you to allocate your purchase payments and Account Value as described below under "Investment Allocation Restrictions for the Guaranteed Minimum Income Benefit Plus IV, Enhanced Death Benefit III, Guaranteed Minimum Income Benefit Plus III and Enhanced Death Benefit II" until the optional benefit terminates.

Certain withdrawals, depending on the amount and timing, may negatively impact the benefits and guarantees provided by your Contract. You should carefully consider whether a withdrawal under a particular circumstance will have any negative impact to your benefits or guarantees. The impact of withdrawals generally on your benefits and guarantees is discussed in the corresponding sections of the Prospectus describing such benefits and guarantees.

CLASSES OF THE CONTRACT

B CLASS

The B Class has a 1.25% annual Separate Account charge (1.50% in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds) and a declining seven year withdrawal charge on each purchase payment. If you choose the Annual Step-Up Death Benefit, the Separate Account charge would be 1.45% or, in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds, 1.70%. If you choose the optional Earnings Preservation Benefit and the Annual Step-Up Death Benefit, the Separate Account charge would be 1.70% or, in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds, 1.95%.

B PLUS CLASS

THE B PLUS CLASS (MAY ALSO BE KNOWN AS THE "BONUS CLASS" IN OUR SALES LITERATURE AND ADVERTISING)

You may purchase a Contract in the B Plus Class before your 81st birthday. If there are joint Contract owners, the age of the oldest joint Contract owner will be used to determine eligibility. Under the B Plus Class Contract, we currently credit 6% to each of your purchase payments made during the first Contract Year. The Bonus will be applied on a pro rata basis to the Fixed Account, if available, and the investment divisions of the Separate Account based upon your allocation for your purchase payments. The B Plus Class has a 1.80% annual Separate Account charge (2.05% in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds) and a declining nine year withdrawal charge on each purchase payment. If you choose the Annual Step-Up Death Benefit, the Separate Account charge would be 2.00% or, in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds, 2.25%. If you choose the optional Earnings Preservation Benefit and the Annual Step-Up Death Benefit, the Separate Account charge would be 2.25% or, in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds, 2.50%. After you have held the Contract for nine years, the Separate Account charge declines 0.55% to 1.25% with the Standard Death Benefit (1.50% in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds). After you have held the Contract for nine years, the Separate Account charge declines to 1.45% for the Annual Step-Up Death Benefit, or, in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds, 1.70%. During the pay-out phase, the Separate Account charge is 1.25% (1.50% in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds), regardless of when the Contract is annuitized.

Investment returns for the B Plus Class Contract may be lower than those for the R Class Contract if Separate Account investment performance is not sufficiently high to offset increased Separate Account charges for the B Plus Class Contract. (If the Fixed Account is available, Fixed Account rates for the B Plus Class may be lower than those declared for the other classes.)

The B Plus Class Contract may not be appropriate with certain qualified plans where there may be minimal initial purchase payments submitted in the first year.

Therefore, the choice between the B Plus Class and the R Class Contract is a judgment as to whether a higher Separate Account charge with a 6% credit is more advantageous than a lower Separate Account charge without the 6% credit.

There is no guarantee that the B Plus Class Contract will have higher returns than the R Class Contract, the other classes of the Contract, similar contracts without a bonus or any other investment. The Bonus will be credited only to purchase payments made during the first Contract Year, while an additional Separate Account charge of 0.65% for the Bonus will be assessed on all amounts in the Separate Account for the first nine years, and an additional charge of 0.10% for the Bonus will be assessed on all amounts in the Separate Account in years ten and later.

The following table demonstrates hypothetical investment returns for a B Plus Class Contract with the 6% credit compared to an R Class Contract without the Bonus. Both Contracts are assumed to have no optional benefits. The figures are based on:

a)  a $50,000 initial purchase payment with no other purchase payments;

b) deduction of the Separate Account charge at a rate of 1.80% (1.25% in years 10+) (B Plus Class Contract) and 1.15% (R Class Contract); and

c) an assumed rate of return (before Separate Account charges) for the investment choices of 7.01% for each of 12 years.

--------------------------------------------------------------------------------

                                     B Plus Class                R Class
                                (1.80% Separate Account  (1.15% Separate Account
Contract Year                  charge for first 9 years)    charge all years)
--------------------------------------------------------------------------------
1                                       $55,761                  $52,930
--------------------------------------------------------------------------------
2                                       $58,666                  $56,032
--------------------------------------------------------------------------------
3                                       $61,723                  $59,315
--------------------------------------------------------------------------------
4                                       $64,939                  $62,791
--------------------------------------------------------------------------------
5                                       $68,322                  $66,471
--------------------------------------------------------------------------------
6                                       $71,882                  $70,366
--------------------------------------------------------------------------------
7                                       $75,627                  $74,489
--------------------------------------------------------------------------------
8                                       $79,567                  $78,854
--------------------------------------------------------------------------------
9                                       $83,712                  $83,475
--------------------------------------------------------------------------------
10                                      $88,534                  $88,367
--------------------------------------------------------------------------------
11                                      $93,634                  $93,545
--------------------------------------------------------------------------------
12                                      $99,027                  $99,027
--------------------------------------------------------------------------------

Generally, the higher the rate of return, the more advantageous the B Plus Class is. The table above shows the "break-even" point, which is when the Account Balance of a B Plus Class contract will equal the Account Balance of an R Class contract, assuming equal initial purchase payments and a level rate of return. The Account Value would be higher in an R Class contract after the break-even point under these same assumptions. The table assumes no additional purchase payments are made after the first Contract Anniversary. If additional purchase payments were made to the Contract, the rate of return would have to be higher in order to break-even by the end of the twelfth year. If additional purchase payments were made to the Contract and the rate of return remained the same, the break-even point would occur sooner.

The decision to elect the B Plus Class is irrevocable. We may make a profit from the additional Separate Account charge. The Enhanced Dollar Cost Averaging Program is not available with the B Plus Class.

The guaranteed annuity purchase rates for the B Plus Class are the same as those for the other classes of the Contract. Current annuity purchase rates for the B Plus Class may be lower than those for the other classes of the Contract.

Any 6% credit does not become yours until after the "free look" period; we retrieve it if you exercise the "free look". Your exercise of the "free look" is the only circumstance under which the 6% credit will be retrieved (commonly called "recapture"). We then will refund either your purchase payments or Account Value, depending upon your state law. In the case of a refund of Account Value, the refunded amount will include any investment performance on amounts attributable to the 6% credit. If there have been any losses from the investment performance on the amounts attributable to the 6% credit, we will bear that loss.

If we agree to permit your beneficiary to hold the Traditional IRA Contract in your name after your death for his/her benefit, a new Contract will be issued in order to facilitate the distribution of payments. The new Contract will be issued in the same Contract class, except, if you had a B Plus Class Contract, the Contract will be issued as a B Class Contract.

C CLASS

The C Class has a 1.65% annual Separate Account charge (1.90% in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds) and no withdrawal charge. If you choose the Annual Step-Up Death Benefit, the Separate Account charge would be 1.85% or, in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds, 2.10%. If you choose the optional Earnings Preservation Benefit and the Annual Step-Up Death Benefit, the Separate Account charge would be 2.10% or, in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds, 2.35%. The Fixed Account, the Enhanced Dollar Cost Averaging Program, Equity Generator/SM/ and the Allocator/SM/ are not available in the C Class Contract. A money market investment division is available in the C Class Contract.

L CLASS

The L Class has a 1.50% annual Separate Account charge (1.75% in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds) and a declining three year withdrawal charge on each purchase payment. If you choose the Annual Step-Up Death Benefit, the Separate Account charge would be 1.70% or, in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds, 1.95%. If you choose the optional Earnings Preservation Benefit and the Annual Step-Up Death Benefit, the Separate Account charge would be 1.95% or, in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds, 2.20%. If the Fixed Account is available, Fixed Account rates for the L Class may be lower than those declared for the other classes.

R CLASS

The R Class has a 1.15% annual Separate Account charge (1.40% in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds) and a declining nine-year withdrawal charge on each purchase payment. If you choose the Annual Step-Up Death Benefit, the Separate Account charge would be 1.35% or, in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds, 1.60%. If you choose the optional Earnings Preservation Benefit and the Annual Step-Up Death Benefit, the Separate Account charge would be 1.60% or, in the case of the American Funds Growth-Income and American Funds Global Small Capitalization funds, 1.85%.

YOUR INVESTMENT CHOICES

The Metropolitan Fund, the Met Investors Fund and the American Funds(R) and each of their Portfolios are more fully described in their respective prospectuses and SAIs. The prospectuses and SAIs are available upon your request by calling us or writing to us at the appropriate phone number or address below.

             If you purchased your      If you purchased your
             Contract through a         Contract through
             METLIFE sales              a NEW ENGLAND FINANCIAL(R)
             representative:            sales representative:

             Metropolitan Life          Metropolitan Life
             Insurance Company          Insurance Company
             Attn: Fulfillment Unit -   Attn: Fulfillment Unit -
             Preference Premier         Preference Premier
             P O Box 10342              P O Box 14594
             Des Moines, IA 50306-0342  Des Moines, IA 50306-0342

             800-638-7732               800-435-4117

You can also obtain information about the Portfolios (including a copy of the SAI) by accessing the Securities and Exchange Commission's website at http://www.sec.gov. The Metropolitan Fund, the Met Investors Fund and the American Funds(R) prospectuses will accompany or precede the delivery of your Contract. You should read these prospectuses carefully before making purchase payments to the investment divisions. All of the classes of shares available to the Contracts, Class B of the Metropolitan Fund, Class B of the Met Investors Fund (except for the American Funds(R) Balanced Allocation, American Funds(R) Bond, American Funds(R) Growth Allocation, American Funds(R) Growth and American Funds(R) Moderate Allocation Portfolios which are Class C, and the Pioneer Strategic Income Portfolio, which is Class E), and Class 2 of the American Funds(R), impose a 12b-1 Plan fee.

The investment choices are listed in alphabetical order below (based upon the Portfolio's legal names). (See "Appendix B") The investment divisions generally offer the opportunity for greater returns over the long term than our Fixed Account. You should understand that each Portfolio incurs its own risk which will be dependent upon the investment decisions made by the respective Portfolio's investment manager. Furthermore, the name of a Portfolio may not be indicative of all the investments held by the Portfolio. The degree of investment risk you assume will depend on the investment divisions you choose. While the investment divisions and their comparably named Portfolios may have names, investment objectives and management which are identical or similar to publicly available mutual funds, these investment divisions and Portfolios are not those mutual funds. The Portfolios most likely will not have the same performance experience as any publicly available mutual fund. Since your Account Value or income payments are subject to the risks associated with investing in stocks and bonds, your Account Value or variable income payments based on amounts allocated to the investment divisions may go down as well as up.

Each Portfolio has different investment objectives and risks. The Portfolio prospectuses contain more detailed information on each Portfolio's investment strategy, investment managers and its fees. You may obtain a Portfolio prospectus by calling or through your registered representative. We do not guarantee the investment results of the Portfolios.

METROPOLITAN FUND ASSET ALLOCATION PORTFOLIOS

The MetLife Conservative Allocation Portfolio, the MetLife Conservative to Moderate Allocation Portfolio, the MetLife Moderate Allocation Portfolio and the MetLife Moderate to Aggressive Allocation Portfolio, also known as the "asset allocation portfolios", are "fund of funds" Portfolios that invest substantially all of their assets in other Portfolios of the Metropolitan Fund or the Met Investors Fund. Therefore, each of these asset allocation portfolios will bear its pro rata share of the fees and expenses incurred by the underlying Portfolios in which it invests in addition to its own management fees and expenses. This will reduce the investment return of each of the asset allocation portfolios. The expense levels will vary over time, depending on the mix of underlying Portfolios in which the asset allocation portfolio invests. Contract owners may be able to realize lower aggregate expenses by investing directly in the underlying Portfolios instead of investing in the asset allocation portfolios. A Contract owner who chooses to invest directly in the underlying Portfolios would not however receive asset allocation services provided by MetLife Advisers, LLC.

MET INVESTORS FUND ASSET ALLOCATION PORTFOLIOS

The American Funds(R) Balanced Allocation Portfolio, the American Funds(R) Growth Allocation Portfolio and the American Funds(R) Moderate Allocation Portfolio, also known as "asset allocation portfolios", are "funds of funds" Portfolios that invest substantially all of their assets in portfolios of the American Funds Insurance Series(R). Therefore, each of these asset allocation portfolios will bear its pro rata share of the fees and expenses incurred by the underlying portfolio in which it invests in addition to its own management fees and expenses. This will reduce the investment return of each of the asset allocation portfolios. The expense levels will vary over time, depending on the mix of underlying portfolios in which the asset allocation portfolio invests. Underlying portfolios consist of American Funds(R) Portfolios that are currently available for investment directly under the Contract and other underlying American Funds(R) Portfolios which are not made available directly under the Contract.

The MetLife Aggressive Strategy Portfolio, also known as an "asset allocation portfolio", is a "fund of funds" Portfolio that invests substantially all of its assets in other Portfolios of the Metropolitan Fund or the Met Investors Fund. Therefore, this asset allocation portfolio will bear its pro rata share of the fees and expenses incurred by the underlying Portfolio in which it invests in addition to its own management fees and expenses. This will reduce the investment return of the Portfolio. The expense level will vary over time, depending on the mix of underlying Portfolios in which the MetLife Aggressive Strategy Portfolio invests. Contract owners may be able to realize lower aggregate expenses by investing directly in the underlying Portfolios instead of investing in this asset allocation portfolio. A Contract owner who chooses to invest directly in the underlying Portfolios would not however receive asset allocation services provided by MetLife Advisers, LLC.

MET/FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO

The Met/Franklin Templeton Founding Strategy Portfolio is a "fund of funds" Portfolio that invests equally in three other portfolios of the Met Investors
Fund: the Met/Franklin Income Portfolio, the Met/Franklin Mutual Shares Portfolio and the Met/Templeton Growth Portfolio. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee.

EXCHANGE-TRADED FUNDS PORTFOLIOS

The SSgA Growth ETF Portfolio and the SSgA Growth and Income ETF Portfolio are asset allocation Portfolios and "funds of funds" which invest substantially all of their assets in other investment companies known as exchange-traded funds ("Underlying ETFs"). As an investor in an Underlying ETF or other investment company, each Portfolio also will bear its pro rata portion of the fees and expenses incurred by the Underlying ETF or other investment company in which it invests in addition to its own management fees and expenses. This will reduce the investment return of each of the Portfolios. The expense levels will vary over time depending on the mix of Underlying ETFs in which these Portfolios invest.

GUARANTEED MINIMUM INCOME BENEFIT MAX AND ENHANCED DEATH BENEFIT MAX PORTFOLIOS ("GMIB MAX PORTFOLIOS" OR "EDB MAX PORTFOLIOS" OR "GMIB MAX AND EDB MAX PORTFOLIOS")

If you elect the Guaranteed Minimum Income Benefit Max II or the Enhanced Death Benefit Max II, you may allocate your purchase payments and Account Value among these four investment choices that are specifically designed for use with the Guaranteed Minimum Income Benefit Max and the Enhanced Death Benefit Max optional benefits.

    AllianceBernstein Global Dynamic Allocation Portfolio
    AQR Global Risk Balanced Portfolio
    BlackRock Global Tactical Strategies Portfolio
    MetLife Balanced Plus Portfolio

In addition, you may allocate purchase payments and Account Value to the Pyramis(R) Government Income Portfolio. No other investment choices are available with the Guaranteed Minimum Income Benefit Max II or Enhanced Death Benefit Max II.

The current Portfolios are listed below, along with their Investment Manager and any Sub-Investment Manager.

                                                                                         INVESTMENT MANAGER/
PORTFOLIO                                INVESTMENT OBJECTIVE                            SUB-INVESTMENT MANAGER
---------                                --------------------                            ----------------------
                                                      AMERICAN FUNDS(R)
AMERICAN FUNDS GLOBAL SMALL              SEEKS LONG-TERM GROWTH OF CAPITAL.              CAPITAL RESEARCH AND MANAGEMENT
CAPITALIZATION FUND                                                                      COMPANY
AMERICAN FUNDS GROWTH-INCOME FUND        SEEKS LONG-TERM GROWTH OF CAPITAL AND           CAPITAL RESEARCH AND MANAGEMENT
                                         INCOME.                                         COMPANY
                                                     MET INVESTORS FUND
ALLIANCEBERNSTEIN GLOBAL DYNAMIC         SEEKS CAPITAL APPRECIATION AND CURRENT INCOME.  METLIFE ADVISERS, LLC
ALLOCATION PORTFOLIO*                                                                    SUB-INVESTMENT MANAGER:
                                                                                         ALLIANCEBERNSTEIN L.P.
AMERICAN FUNDS(R) BALANCED ALLOCATION    SEEKS A BALANCE BETWEEN A HIGH LEVEL OF         METLIFE ADVISERS, LLC
PORTFOLIO                                CURRENT INCOME AND GROWTH OF CAPITAL, WITH A
                                         GREATER EMPHASIS ON GROWTH OF CAPITAL.
AMERICAN FUNDS(R) BOND PORTFOLIO         SEEKS TO MAXIMIZE CURRENT INCOME AND            METLIFE ADVISERS, LLC; CAPITAL
                                         PRESERVE CAPITAL.                               RESEARCH AND MANAGEMENT COMPANY
AMERICAN FUNDS(R) GROWTH ALLOCATION      SEEKS GROWTH OF CAPITAL.                        METLIFE ADVISERS, LLC
PORTFOLIO
AMERICAN FUNDS(R) GROWTH PORTFOLIO       SEEKS TO ACHIEVE GROWTH OF CAPITAL.             METLIFE ADVISERS, LLC; CAPITAL
                                                                                         RESEARCH AND MANAGEMENT COMPANY
AMERICAN FUNDS(R) MODERATE ALLOCATION    SEEKS A HIGH TOTAL RETURN IN THE FORM OF        METLIFE ADVISERS, LLC
PORTFOLIO                                INCOME AND GROWTH OF CAPITAL, WITH A GREATER
                                         EMPHASIS ON INCOME.
AQR GLOBAL RISK BALANCED PORTFOLIO*      SEEKS TOTAL RETURN.                             METLIFE ADVISERS, LLC
                                                                                         SUB-INVESTMENT MANAGER: AQR CAPITAL
                                                                                         MANAGEMENT, LLC
BLACKROCK GLOBAL TACTICAL STRATEGIES     SEEKS CAPITAL APPRECIATION AND CURRENT INCOME.  METLIFE ADVISERS, LLC
PORTFOLIO*                                                                               SUB-INVESTMENT MANAGER: BLACKROCK
                                                                                         FINANCIAL MANAGEMENT, INC.
BLACKROCK LARGE CAP CORE PORTFOLIO       SEEKS LONG-TERM CAPITAL GROWTH.                 METLIFE ADVISERS, LLC
                                                                                         SUB-INVESTMENT MANAGER: BLACKROCK
                                                                                         ADVISORS, LLC
CLARION GLOBAL REAL ESTATE PORTFOLIO     SEEKS TOTAL RETURN THROUGH INVESTMENT IN REAL   METLIFE ADVISERS, LLC
                                         ESTATE SECURITIES, EMPHASIZING BOTH CAPITAL     SUB-INVESTMENT MANAGER: ING CLARION
                                         APPRECIATION AND CURRENT INCOME.                REAL ESTATE SECURITIES LLC
DREMAN SMALL CAP VALUE PORTFOLIO         SEEKS CAPITAL APPRECIATION.                     METLIFE ADVISERS, LLC
                                                                                         SUB-INVESTMENT MANAGER: DREMAN VALUE
                                                                                         MANAGEMENT, LLC
HARRIS OAKMARK INTERNATIONAL PORTFOLIO   SEEKS LONG-TERM CAPITAL APPRECIATION.           METLIFE ADVISERS, LLC
                                                                                         SUB-INVESTMENT MANAGER: HARRIS
                                                                                         ASSOCIATES L.P.
INVESCO SMALL CAP GROWTH PORTFOLIO       SEEKS LONG-TERM GROWTH OF CAPITAL.              METLIFE ADVISERS, LLC
                                                                                         SUB-INVESTMENT MANAGER: INVESCO
                                                                                         ADVISERS, INC.


PORTFOLIO                                INVESTMENT OBJECTIVE
---------                                --------------------
JANUS FORTY PORTFOLIO                    SEEKS CAPITAL APPRECIATION.


LAZARD MID CAP PORTFOLIO                 SEEKS LONG-TERM GROWTH OF CAPITAL.


LEGG MASON CLEARBRIDGE AGGRESSIVE        SEEKS CAPITAL APPRECIATION.
GROWTH PORTFOLIO

LOOMIS SAYLES GLOBAL MARKETS PORTFOLIO   SEEKS HIGH TOTAL INVESTMENT RETURN THROUGH A
                                         COMBINATION OF CAPITAL APPRECIATION AND
                                         INCOME.
LORD ABBETT BOND DEBENTURE PORTFOLIO     SEEKS HIGH CURRENT INCOME AND THE OPPORTUNITY
                                         FOR CAPITAL APPRECIATION TO PRODUCE A HIGH TOTAL
                                         RETURN.
MET/EATON VANCE FLOATING RATE PORTFOLIO  SEEKS A HIGH LEVEL OF CURRENT INCOME.


MET/FRANKLIN INCOME PORTFOLIO            SEEKS TO MAXIMIZE INCOME WHILE MAINTAINING
                                         PROSPECTS FOR CAPITAL APPRECIATION.

MET/FRANKLIN LOW DURATION TOTAL RETURN   SEEKS A HIGH LEVEL OF CURRENT INCOME, WHILE
PORTFOLIO                                SEEKING PRESERVATION OF SHAREHOLDERS' CAPITAL.

MET/FRANKLIN MUTUAL SHARES PORTFOLIO     SEEKS CAPITAL APPRECIATION, WHICH MAY
                                         OCCASIONALLY BE SHORT-TERM. THE PORTFOLIO'S
                                         SECONDARY INVESTMENT OBJECTIVE IS INCOME.
MET/FRANKLIN TEMPLETON FOUNDING          PRIMARILY SEEKS CAPITAL APPRECIATION AND
STRATEGY PORTFOLIO                       SECONDARILY SEEKS INCOME.
MET/TEMPLETON GROWTH PORTFOLIO           SEEKS LONG-TERM CAPITAL GROWTH.


MET/TEMPLETON INTERNATIONAL BOND         SEEKS CURRENT INCOME WITH CAPITAL APPRECIATION
PORTFOLIO#                               AND GROWTH OF INCOME.

METLIFE AGGRESSIVE STRATEGY PORTFOLIO    SEEKS GROWTH OF CAPITAL.
METLIFE BALANCED PLUS PORTFOLIO*         SEEKS A BALANCE BETWEEN A HIGH LEVEL OF
                                         CURRENT INCOME AND GROWTH OF CAPITAL, WITH A
                                         GREATER EMPHASIS ON GROWTH OF CAPITAL.


MFS(R) EMERGING MARKETS EQUITY PORTFOLIO SEEKS CAPITAL APPRECIATION.


MFS(R) RESEARCH INTERNATIONAL PORTFOLIO  SEEKS CAPITAL APPRECIATION.


MORGAN STANLEY MID CAP GROWTH PORTFOLIO  SEEKS CAPITAL APPRECIATION.


OPPENHEIMER CAPITAL APPRECIATION         SEEKS CAPITAL APPRECIATION.
PORTFOLIO

                                         INVESTMENT MANAGER/
PORTFOLIO                                SUB-INVESTMENT MANAGER
---------                                ----------------------
JANUS FORTY PORTFOLIO                    METLIFE ADVISERS, LLC
                                         SUB-INVESTMENT MANAGER: JANUS CAPITAL
                                         MANAGEMENT LLC
LAZARD MID CAP PORTFOLIO                 METLIFE ADVISERS, LLC
                                         SUB-INVESTMENT MANAGER: LAZARD ASSET
                                         MANAGEMENT LLC
LEGG MASON CLEARBRIDGE AGGRESSIVE        METLIFE ADVISERS, LLC
GROWTH PORTFOLIO                         SUB-INVESTMENT MANAGER: CLEARBRIDGE
                                         ADVISORS, LLC
LOOMIS SAYLES GLOBAL MARKETS PORTFOLIO   METLIFE ADVISERS, LLC
                                         SUB-INVESTMENT MANAGER: LOOMIS,
                                         SAYLES & COMPANY, L.P.
LORD ABBETT BOND DEBENTURE PORTFOLIO     METLIFE ADVISERS, LLC
                                         SUB-INVESTMENT MANAGER: LORD, ABBETT
                                         & CO. LLC
MET/EATON VANCE FLOATING RATE PORTFOLIO  METLIFE ADVISERS, LLC
                                         SUB-INVESTMENT MANAGER: EATON VANCE
                                         MANAGEMENT
MET/FRANKLIN INCOME PORTFOLIO            METLIFE ADVISERS, LLC
                                         SUB-INVESTMENT MANAGER: FRANKLIN
                                         ADVISERS, INC.
MET/FRANKLIN LOW DURATION TOTAL RETURN   METLIFE ADVISERS, LLC
PORTFOLIO                                SUB-INVESTMENT MANAGER: FRANKLIN
                                         ADVISERS, INC.
MET/FRANKLIN MUTUAL SHARES PORTFOLIO     METLIFE ADVISERS, LLC
                                         SUB-INVESTMENT MANAGER: FRANKLIN
                                         MUTUAL ADVISERS, LLC
MET/FRANKLIN TEMPLETON FOUNDING          METLIFE ADVISERS, LLC
STRATEGY PORTFOLIO
MET/TEMPLETON GROWTH PORTFOLIO           METLIFE ADVISERS, LLC
                                         SUB-INVESTMENT MANAGER: TEMPLETON GLOBAL
                                         ADVISORS LIMITED
MET/TEMPLETON INTERNATIONAL BOND         METLIFE ADVISERS, LLC
PORTFOLIO#                               SUB-INVESTMENT MANAGER: FRANKLIN
                                         ADVISERS, INC.
METLIFE AGGRESSIVE STRATEGY PORTFOLIO    METLIFE ADVISERS, LLC
METLIFE BALANCED PLUS PORTFOLIO*         METLIFE ADVISERS, LLC
                                         SUB-INVESTMENT MANAGER: BASE PORTION:
                                         METLIFE ADVISERS, LLC
                                         OVERLAY PORTION: PACIFIC INVESTMENT
                                         MANAGEMENT COMPANY, LLC
MFS(R) EMERGING MARKETS EQUITY PORTFOLIO METLIFE ADVISERS, LLC
                                         SUB-INVESTMENT MANAGER: MASSACHUSETTS
                                         FINANCIAL SERVICES COMPANY
MFS(R) RESEARCH INTERNATIONAL PORTFOLIO  METLIFE ADVISERS, LLC
                                         SUB-INVESTMENT MANAGER: MASSACHUSETTS
                                         FINANCIAL SERVICES COMPANY
MORGAN STANLEY MID CAP GROWTH PORTFOLIO  METLIFE ADVISERS, LLC
                                         SUB-INVESTMENT MANAGER: MORGAN
                                         STANLEY INVESTMENT MANAGEMENT INC.
OPPENHEIMER CAPITAL APPRECIATION         METLIFE ADVISERS, LLC
PORTFOLIO                                SUB-INVESTMENT MANAGER:
                                         OPPENHEIMERFUNDS, INC.

                                                                                          INVESTMENT MANAGER/
PORTFOLIO                                INVESTMENT OBJECTIVE                             SUB-INVESTMENT MANAGER
---------                                --------------------                             ----------------------
PIMCO INFLATION PROTECTED BOND PORTFOLIO SEEKS MAXIMUM REAL RETURN, CONSISTENT WITH       METLIFE ADVISERS, LLC
                                         PRESERVATION OF CAPITAL AND PRUDENT              SUB-INVESTMENT MANAGER: PACIFIC
                                         INVESTMENT MANAGEMENT.                           INVESTMENT MANAGEMENT COMPANY LLC
PIMCO TOTAL RETURN PORTFOLIO             SEEKS MAXIMUM TOTAL RETURN, CONSISTENT WITH      METLIFE ADVISERS, LLC
                                         THE PRESERVATION OF CAPITAL AND PRUDENT          SUB-INVESTMENT MANAGER: PACIFIC
                                         INVESTMENT MANAGEMENT.                           INVESTMENT MANAGEMENT COMPANY LLC
PIONEER STRATEGIC INCOME PORTFOLIO       SEEKS A HIGH LEVEL OF CURRENT INCOME.            METLIFE ADVISERS, LLC
                                                                                          SUB-INVESTMENT MANAGER: PIONEER
                                                                                          INVESTMENT MANAGEMENT, INC.
PYRAMIS(R) GOVERNMENT INCOME PORTFOLIO*  SEEKS A HIGH LEVEL OF CURRENT INCOME             METLIFE ADVISERS, LLC
                                         CONSISTENT WITH PRESERVATION OF CAPITAL.         SUB-INVESTMENT MANAGER: PYRAMIS
                                                                                          GLOBAL ADVISORS, LLC
RCM TECHNOLOGY PORTFOLIO                 SEEKS CAPITAL APPRECIATION; NO CONSIDERATION IS  METLIFE ADVISERS, LLC
                                         GIVEN TO INCOME.                                 SUB-INVESTMENT MANAGER: RCM CAPITAL
                                                                                          MANAGEMENT LLC
SSGA GROWTH AND INCOME ETF PORTFOLIO     SEEKS GROWTH OF CAPITAL AND INCOME.              METLIFE ADVISERS, LLC
                                                                                          SUB-INVESTMENT MANAGER: SSGA FUNDS
                                                                                          MANAGEMENT, INC.
SSGA GROWTH ETF PORTFOLIO                SEEKS GROWTH OF CAPITAL.                         METLIFE ADVISERS, LLC
                                                                                          SUB-INVESTMENT MANAGER: SSGA FUNDS
                                                                                          MANAGEMENT, INC.
T. ROWE PRICE MID CAP GROWTH PORTFOLIO   SEEKS LONG-TERM GROWTH OF CAPITAL.               METLIFE ADVISERS, LLC
                                                                                          SUB-INVESTMENT MANAGER: T. ROWE PRICE
                                                                                          ASSOCIATES, INC.
                                                       METROPOLITAN FUND
ARTIO INTERNATIONAL STOCK PORTFOLIO      SEEKS LONG-TERM GROWTH OF CAPITAL.               METLIFE ADVISERS, LLC
                                                                                          SUB-INVESTMENT MANAGER: ARTIO GLOBAL
                                                                                          MANAGEMENT, LLC
BARCLAYS CAPITAL AGGREGATE BOND INDEX    SEEKS TO EQUAL THE PERFORMANCE OF THE            METLIFE ADVISERS, LLC
PORTFOLIO                                BARCLAYS CAPITAL U.S. AGGREGATE BOND INDEX.      SUB-INVESTMENT MANAGER: METLIFE
                                                                                          INVESTMENT ADVISORS COMPANY, LLC
BLACKROCK AGGRESSIVE GROWTH PORTFOLIO    SEEKS MAXIMUM CAPITAL APPRECIATION.              METLIFE ADVISERS, LLC
                                                                                          SUB-INVESTMENT MANAGER: BLACKROCK
                                                                                          ADVISORS, LLC
BLACKROCK BOND INCOME PORTFOLIO          SEEKS A COMPETITIVE TOTAL RETURN PRIMARILY       METLIFE ADVISERS, LLC
                                         FROM INVESTING IN FIXED-INCOME SECURITIES.       SUB-INVESTMENT MANAGER: BLACKROCK
                                                                                          ADVISORS, LLC
BLACKROCK LARGE CAP VALUE PORTFOLIO      SEEKS LONG-TERM GROWTH OF CAPITAL.               METLIFE ADVISERS, LLC
                                                                                          SUB-INVESTMENT MANAGER: BLACKROCK
                                                                                          ADVISORS, LLC
BLACKROCK LEGACY LARGE CAP GROWTH        SEEKS LONG-TERM GROWTH OF CAPITAL.               METLIFE ADVISERS, LLC
PORTFOLIO                                                                                 SUB-INVESTMENT MANAGER: BLACKROCK
                                                                                          ADVISORS, LLC
BLACKROCK MONEY MARKET PORTFOLIO         SEEKS A HIGH LEVEL OF CURRENT INCOME             METLIFE ADVISERS, LLC
                                         CONSISTENT WITH PRESERVATION OF CAPITAL.         SUB-INVESTMENT MANAGER: BLACKROCK
                                                                                          ADVISORS, LLC
DAVIS VENTURE VALUE PORTFOLIO            SEEKS GROWTH OF CAPITAL.                         METLIFE ADVISERS, LLC
                                                                                          SUB-INVESTMENT MANAGER: DAVIS
                                                                                          SELECTED ADVISERS, L.P.
JENNISON GROWTH PORTFOLIO                SEEKS LONG-TERM GROWTH OF CAPITAL.               METLIFE ADVISERS, LLC
                                                                                          SUB-INVESTMENT MANAGER: JENNISON
                                                                                          ASSOCIATES LLC

                                                                                          INVESTMENT MANAGER/
PORTFOLIO                                INVESTMENT OBJECTIVE                             SUB-INVESTMENT MANAGER
---------                                --------------------                             ----------------------
LOOMIS SAYLES SMALL CAP CORE PORTFOLIO   SEEKS LONG-TERM CAPITAL GROWTH FROM              METLIFE ADVISERS, LLC
                                         INVESTMENTS IN COMMON STOCKS OR OTHER EQUITY     SUB-INVESTMENT MANAGER: LOOMIS,
                                         SECURITIES.                                      SAYLES & COMPANY, L.P.
MET/ARTISAN MID CAP VALUE PORTFOLIO      SEEKS LONG-TERM CAPITAL GROWTH.                  METLIFE ADVISERS, LLC
                                                                                          SUB-INVESTMENT MANAGER: ARTISAN
                                                                                          PARTNERS LIMITED PARTNERSHIP
MET/DIMENSIONAL INTERNATIONAL SMALL      SEEKS LONG-TERM CAPITAL APPRECIATION.            METLIFE ADVISERS, LLC
COMPANY PORTFOLIO                                                                         SUB-INVESTMENT MANAGER: DIMENSIONAL
                                                                                          FUND ADVISORS LP
METLIFE CONSERVATIVE ALLOCATION          SEEKS A HIGH LEVEL OF CURRENT INCOME, WITH       METLIFE ADVISERS, LLC
PORTFOLIO                                GROWTH OF CAPITAL AS A SECONDARY OBJECTIVE.
METLIFE CONSERVATIVE TO MODERATE         SEEKS HIGH TOTAL RETURN IN THE FORM OF INCOME    METLIFE ADVISERS, LLC
ALLOCATION PORTFOLIO                     AND GROWTH OF CAPITAL, WITH A GREATER
                                         EMPHASIS ON INCOME.
METLIFE MID CAP STOCK INDEX PORTFOLIO    SEEKS TO EQUAL THE PERFORMANCE OF THE            METLIFE ADVISERS, LLC
                                         STANDARD & POOR'S MIDCAP 400(R) COMPOSITE        SUB-INVESTMENT MANAGER: METLIFE
                                         STOCK PRICE INDEX.                               INVESTMENT ADVISORS COMPANY, LLC
METLIFE MODERATE ALLOCATION PORTFOLIO    SEEKS A BALANCE BETWEEN A HIGH LEVEL OF          METLIFE ADVISERS, LLC
                                         CURRENT INCOME AND GROWTH OF CAPITAL, WITH A
                                         GREATER EMPHASIS ON GROWTH OF CAPITAL.
METLIFE MODERATE TO AGGRESSIVE           SEEKS GROWTH OF CAPITAL.                         METLIFE ADVISERS, LLC
ALLOCATION PORTFOLIO
METLIFE STOCK INDEX PORTFOLIO            SEEKS TO EQUAL THE PERFORMANCE OF THE            METLIFE ADVISERS, LLC
                                         STANDARD & POOR'S 500(R) COMPOSITE STOCK         SUB-INVESTMENT MANAGER: METLIFE
                                         PRICE INDEX.                                     INVESTMENT ADVISORS COMPANY, LLC
MFS(R) TOTAL RETURN PORTFOLIO            SEEKS A FAVORABLE TOTAL RETURN THROUGH           METLIFE ADVISERS, LLC
                                         INVESTMENT IN A DIVERSIFIED PORTFOLIO.           SUB-INVESTMENT MANAGER: MASSACHUSETTS
                                                                                          FINANCIAL SERVICES COMPANY
MFS(R) VALUE PORTFOLIO                   SEEKS CAPITAL APPRECIATION.                      METLIFE ADVISERS, LLC
                                                                                          SUB-INVESTMENT MANAGER: MASSACHUSETTS
                                                                                          FINANCIAL SERVICES COMPANY
MORGAN STANLEY EAFE(R) INDEX PORTFOLIO   SEEKS TO EQUAL THE PERFORMANCE OF THE MSCI       METLIFE ADVISERS, LLC
                                         EAFE(R) INDEX.                                   SUB-INVESTMENT MANAGER: METLIFE
                                                                                          INVESTMENT ADVISORS COMPANY, LLC
NEUBERGER BERMAN GENESIS PORTFOLIO       SEEKS HIGH TOTAL RETURN, CONSISTING PRINCIPALLY  METLIFE ADVISERS, LLC
                                         OF CAPITAL APPRECIATION.                         SUB-INVESTMENT MANAGER: NEUBERGER
                                                                                          BERMAN MANAGEMENT LLC
NEUBERGER BERMAN MID CAP VALUE PORTFOLIO SEEKS CAPITAL GROWTH.                            METLIFE ADVISERS, LLC
                                                                                          SUB-INVESTMENT MANAGER: NEUBERGER
                                                                                          BERMAN MANAGEMENT LLC
OPPENHEIMER GLOBAL EQUITY PORTFOLIO      SEEKS CAPITAL APPRECIATION.                      METLIFE ADVISERS, LLC
                                                                                          SUB-INVESTMENT MANAGER:
                                                                                          OPPENHEIMERFUNDS, INC.
RUSSELL 2000(R) INDEX PORTFOLIO          SEEKS TO EQUAL THE PERFORMANCE OF THE RUSSELL    METLIFE ADVISERS, LLC
                                         2000(R) INDEX.                                   SUB-INVESTMENT MANAGER: METLIFE
                                                                                          INVESTMENT ADVISORS COMPANY, LLC
T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO SEEKS LONG-TERM CAPITAL GROWTH.                  METLIFE ADVISERS, LLC
                                                                                          SUB-INVESTMENT MANAGER:
                                                                                          T. ROWE PRICE ASSOCIATES, INC.
VAN ECK GLOBAL NATURAL RESOURCES         SEEKS LONG-TERM CAPITAL APPRECIATION WITH        METLIFE ADVISERS, LLC
PORTFOLIO#                               INCOME AS A SECONDARY CONSIDERATION.             SUB-INVESTMENT MANAGER:
                                                                                          VAN ECK ASSOCIATES CORPORATION
WESTERN ASSET MANAGEMENT U.S.            SEEKS TO MAXIMIZE TOTAL RETURN CONSISTENT        METLIFE ADVISERS, LLC
GOVERNMENT PORTFOLIO                     WITH PRESERVATION OF CAPITAL AND MAINTENANCE     SUB-INVESTMENT MANAGER:
                                         OF LIQUIDITY.                                    WESTERN ASSET MANAGEMENT COMPANY

  # These Portfolios are only available to those who have elected the Guaranteed Minimum Income Benefit Plus IV, the Guaranteed Minimum Income Benefit Plus III, the Enhanced Death Benefit III or the Enhanced Death Benefit II.

  * These Portfolios are only available to those who have elected the Guaranteed Minimum Income Benefit Max II or the Enhanced Death Benefit Max II.

Some of the investment choices may not be available under the terms of your Contract. Your Contract or other correspondence we provide you will indicate the investment divisions that are available to you. The BlackRock Money Market Division is only available in Class C Contracts, and in Contracts issued in New York State or Washington State with any living benefit rider or the Enhanced Death Benefit. The Met/Templeton International Bond Investment Division and the Van Eck Global Natural Resources Investment Division are only available to those who have elected the Guaranteed Minimum Income Benefit Plus IV, the Enhanced Death Benefit III, the Guaranteed Minimum Income Benefit Plus III or the Enhanced Death Benefit II. The AQR Global Risk Balanced Portfolio, the AllianceBernstein Global Dynamics Allocation Portfolio, the BlackRock Global Tactical Strategies Portfolio, the MetLife Balanced Plus Portfolio and Pyramis(R) Government Income Portfolio are only available to those who have elected the Guaranteed Minimum Income Benefit Max II or the Enhanced Death Benefit Max II.

Your investment choices also may be limited because:

..   We have restricted the available investment divisions.

..   Some of the investment divisions are not approved in your state.

INVESTMENT ALLOCATION RESTRICTIONS FOR CERTAIN OPTIONAL BENEFITS

INVESTMENT ALLOCATION RESTRICTIONS FOR THE GUARANTEED MINIMUM INCOME BENEFIT MAX II AND THE ENHANCED DEATH BENEFIT MAX II

If you elect the Guaranteed Minimum Income Benefit Max II or the Enhanced Death Benefit Max II, you may allocate your purchase payments and Account Value among these four investment choices:

(a)AllianceBernstein Global Dynamic Allocation

(b)AQR Global Risk Balanced

(c)BlackRock Global Tactical Strategies

(d)MetLife Balanced Plus

In addition, you may allocate purchase payments and Account Value to Pyramis(R) Government Income Portfolio investment choice. No other investment choices are available.

The AllianceBernstein Global Dynamic Allocation Portfolio, AQR Global Risk Balanced Portfolio, BlackRock Global Tactical Strategies Portfolio, and MetLife Balanced Plus Portfolio have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the Guaranteed Minimum Income Benefit Max II and the Enhanced Death Benefit Max II. For example, certain of the investment portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the Guaranteed Minimum Income Benefit Max II and the Enhanced Death Benefit Max II are not selected may offer the potential for higher returns. Before you select the Guaranteed Minimum Income Benefit Max II or the Enhanced Death Benefit Max II, you and your financial representative should carefully consider whether the five investment options available with the Guaranteed Minimum Income Benefit Max II and the Enhanced Death Benefit Max II meet your investment objectives and risk tolerance.

You may also allocate purchase payments to the Enhanced Dollar Cost Averaging
(EDCA) program, provided that your destination investment choices are one or more of the investment choices listed above. If you elect the Guaranteed Minimum Income Benefit Max II or the Enhanced Death Benefit Max II, you may not participate in other dollar cost averaging programs or choose any of the automated investment strategies.

RESTRICTIONS ON INVESTMENT ALLOCATIONS AFTER AN OPTIONAL BENEFIT
TERMINATES. If the Guaranteed Minimum Income Benefit Max II terminates (see "Living Benefits--Guaranteed Income Benefits--Terminating the GMIB Max II and GMIB Plus IV") or if the Enhanced Death Benefit Max II terminates (see "Optional Death Benefits--Terminating the EDB Max II and the EDB III"), you may no longer allocate subsequent purchase payments or transfer Account Value to or among the five investment choices listed above. You may leave Account Value in the five investment choices listed above, but once you transfer Account Value to an investment choice that is not one of the five investment choices listed above, you will not be permitted to transfer it back to any of those five investment choices. If the Guaranteed Minimum Income Benefit Max II terminates, or if you elected both the Guaranteed Minimum Income Benefit Max II and the Enhanced Death Benefit Max II and they both terminate, you will be permitted to allocate subsequent purchase payments or transfer Account Value to any of the other available investment choices, but not to the Fixed Account. However, if you elected both the Guaranteed Minimum Income Benefit Max II and the Enhanced Death Benefit Max II, and only the Guaranteed Minimum Income Benefit Max II has terminated, the investment allocation restrictions described at the beginning of this section will continue to apply.

POTENTIAL RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. In the future, we may choose not to permit owners of existing Contracts with the Guaranteed Minimum Income Benefit Max II to make subsequent purchase payments if: (a) the Guaranteed Minimum Income Benefit Max II is no longer available to new customers, or (b) we make certain changes to the terms of the Guaranteed Minimum Income Benefit Max II offered to new customers (for example, if we change the Guaranteed Minimum Income Benefit Max II charge; see your Contract schedule for a list of the other changes). Similarly, in the future, we may choose not to permit owners of existing Contracts with the Enhanced Death Benefit Max II to make subsequent purchase payments if: (a) the Enhanced Death Benefit Max II is no longer available to new customers, or (b) we make certain changes to the terms of the Enhanced Death Benefit Max II offered to new customers (see your Contract schedule for a list of the changes). We will notify owners of Contracts with the Guaranteed Minimum Income Benefit Max II or the Enhanced Death Benefit Max II in advance if we impose restrictions on subsequent purchase payments. If we impose restrictions on subsequent purchase payments, Contract owners will still be permitted to transfer Account Value among the five investment choices listed above.

INVESTMENT ALLOCATION RESTRICTIONS--CALIFORNIA FREE LOOK REQUIREMENTS FOR PURCHASERS AGE 60 AND OVER. If you are a California purchaser aged 60 and older, you may allocate your purchase payments to the BlackRock Money Market Portfolio during the free look period. After the free look expires, your Account Value will automatically be transferred to the Guaranteed Minimum Income Benefit Max and Enhanced Death Benefit Max Portfolios, according to the allocation instructions you have given us. If you do not allocate your purchase payments to the BlackRock Money Market Portfolio and the Contract is cancelled during the free look, you will only be entitled to a refund of the Contract's Account Value, which may be less than the purchase payments made to the Contract.

INVESTMENT ALLOCATION RESTRICTIONS FOR THE GUARANTEED MINIMUM INCOME BENEFIT PLUS IV, THE ENHANCED DEATH BENEFIT III, THE GUARANTEED MINIMUM INCOME BENEFIT PLUS III AND THE ENHANCED DEATH BENEFIT II

If you elect the Guaranteed Minimum Income Benefit Plus IV, the Enhanced Death Benefit III, the Guaranteed Minimum Income Benefit Plus III or the Enhanced Death Benefit II, you must comply with certain investment allocation restrictions. Specifically, you must allocate according to either Option (A) or Option (B) (the "Option (B) Investment Allocation Restrictions") below. The Enhanced Dollar Cost Averaging Program is available in either Option (A) or Option (B). Only certain of the dollar cost averaging programs and automated investment strategies are available under Option (A) and Option (B). (See "Optional Enhanced Dollar Cost Averaging Program, Optional Dollar Cost Averaging Programs and Automated Investment Strategies").

(A)You must allocate:

  . 100% of your purchase payments or Account Value to the Fixed Account (or the BlackRock Money Market Investment Division where the Fixed Account is not available), American Funds(R) Balanced Allocation Investment Division, American Funds(R) Moderate Allocation Investment Division, the MetLife Conservative Allocation Investment Division, MetLife Conservative to Moderate Allocation Investment Division, MetLife Moderate Allocation Investment Division, and/or SSgA Growth and Income ETF Investment Division;

   OR

(B)You must allocate:

  . AT LEAST 30% of purchase payments or Account Value to Platform 1 investment choices and/or to the Fixed Account and the BlackRock Money Market Investment Division (where available);

  . UP TO 70% of purchase payments or Account Value to Platform 2 investment choices;

  . UP TO 15% of purchase payments or Account Value to Platform 3 investment choices; and

  . UP TO 15% of purchase payments or Account Value to Platform 4 investment choices.

SUBSEQUENT PURCHASE PAYMENTS

Subsequent purchase payments must be allocated in accordance with the above limitations. When allocating according to Option (B) above, it is important to remember that the entire Account Value will be immediately reallocated according to any new allocation instructions that accompany a subsequent purchase payment if the new allocation instructions differ from those previously received on the Contract. Allocating according to Option (B) does not permit you to specify different allocations for individual purchase payments. Due to the rebalancing and reallocation requirements of Option (B), the entire Account Value will be immediately allocated according to the most recently provided allocation instructions.

EXAMPLE:
Your Account Value is $100,000 and you have allocated 70% to the American Funds(R) Growth Investment Division and 30% to the PIMCO Total Return Investment Division using Option (B). You make a subsequent purchase payment of $5,000 and provide instructions to allocate that payment 100% to the BlackRock Bond Income Investment Division. As a result, your entire Account Value of $105,000 will then be reallocated to the BlackRock Bond Income Investment Division.

The investment choices in each platform are as follows:

            PLATFORM 1  INVESTMENT CHOICES
                        AMERICAN FUNDS(R) BOND
                        BARCLAYS CAPITAL AGGREGATE BOND INDEX
                        BLACKROCK BOND INCOME
                        MET/FRANKLIN LOW DURATION TOTAL RETURN
                        PIMCO INFLATION PROTECTED BOND
                        PIMCO TOTAL RETURN
                        WESTERN ASSET MANAGEMENT U.S. GOVERNMENT

PLATFORM 2
            AMERICAN FUNDS(R) GROWTH                     LORD ABBETT BOND DEBENTURE
            AMERICAN FUNDS GROWTH-INCOME                 MET/FRANKLIN INCOME
            ARTIO INTERNATIONAL STOCK                    MET/FRANKLIN MUTUAL SHARES
            BLACKROCK LARGE CAP CORE                     MET/TEMPLETON GROWTH
            BLACKROCK LARGE CAP VALUE                    METLIFE STOCK INDEX
            BLACKROCK LEGACY LARGE CAP GROWTH            MFS(R) RESEARCH INTERNATIONAL
            DAVIS VENTURE VALUE                          MFS(R) TOTAL RETURN
            HARRIS OAKMARK INTERNATIONAL                 MFS(R) VALUE
            JANUS FORTY                                  MORGAN STANLEY EAFE(R) INDEX
            JENNISON GROWTH                              OPPENHEIMER CAPITAL APPRECIATION
            LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH     OPPENHEIMER GLOBAL EQUITY
            LOOMIS SAYLES GLOBAL MARKETS                 PIONEER STRATEGIC INCOME
PLATFORM 3
            BLACKROCK AGGRESSIVE GROWTH
            LAZARD MID CAP
            MET/ARTISAN MID CAP VALUE
            METLIFE MID CAP STOCK INDEX
            MORGAN STANLEY MID CAP GROWTH
            NEUBERGER BERMAN MID CAP VALUE
            T. ROWE PRICE MID CAP GROWTH
PLATFORM 4  INVESTMENT CHOICES
            AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION
            CLARION GLOBAL REAL ESTATE
            DREMAN SMALL CAP VALUE
            LOOMIS SAYLES SMALL CAP CORE
            INVESCO SMALL CAP GROWTH
            MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY
            MET/EATON VANCE FLOATING RATE
            MET/TEMPLETON INTERNATIONAL BOND
            MFS(R) EMERGING MARKETS EQUITY
            NEUBERGER BERMAN GENESIS
            RUSSELL 2000(R) INDEX
            RCM TECHNOLOGY
            T. ROWE PRICE SMALL CAP GROWTH
            VAN ECK GLOBAL NATURAL RESOURCES

OPTIONAL ENHANCED DOLLAR COST AVERAGING PROGRAM, OPTIONAL DOLLAR COST AVERAGING PROGRAMS AND AUTOMATED INVESTMENT STRATEGIES. The Enhanced Dollar Cost Averaging Program is available in either Option (A) or Option (B). If you choose to allocate according to Option (B) above, and you choose to allocate a purchase payment to the Enhanced Dollar Cost Averaging Program, the Equity Generator or the Allocator, you must allocate the entire purchase payment to that program. Any transfer from an Enhanced Dollar Cost Averaging Program balance must be allocated in accordance with the limitations described above. In addition, if you made previous purchase payments before allocating a purchase payment to the Enhanced Dollar Cost Averaging Program, the Equity Generator or the Allocator, all transfers from the Enhanced Dollar Cost Averaging Program or Fixed Account Value must be allocated to the same investment divisions as your most recent allocations for purchase payments. The Rebalancer is available in Option (A). Only the Conservative and Conservative to Moderate Models of Index Selector are available in Option (A). Index Selector is not available if you choose Option (B).

YOUR PURCHASE PAYMENTS AND TRANSFER REQUESTS MUST BE ALLOCATED IN ACCORDANCE WITH THE ABOVE LIMITATIONS. WE WILL REJECT ANY PURCHASE PAYMENTS OR TRANSFER REQUESTS THAT DO NOT COMPLY WITH THE ABOVE LIMITATIONS.

We determine whether an investment choice is classified as Platform 1, Platform 2, Platform 3 or Platform 4. We may determine or change the classification of an investment choice in the event that an investment choice is added, deleted, substituted, merged or otherwise reorganized. You will not be required to reallocate purchase payments or Account Value that you allocated to an investment choice before we changed its classification, unless you make a new purchase payment or request a transfer among investment choices (other than pursuant to rebalancing and an Enhanced Dollar Cost Averaging Program in existence at the time the classification of the investment choice changed). If you make a new purchase payment or request a transfer among investment choices, you will be required to take the new classification into account in the allocation of your entire Account Value. We will provide you with prior written notice of any changes in classification of investment choices.

REBALANCING. If you choose to allocate according to Option (B) above, we will rebalance your Account Value on a quarterly basis based on your most recent allocation of purchase payments that complies with the allocation limitations described above. We will also rebalance your Account Value when we receive a subsequent purchase payment that is accompanied by new allocation instructions (in addition to the quarterly rebalancing). We will first rebalance your Account Value on the date that is three months from the optional benefit issue date; provided however, if a quarterly rebalancing date occurs on the 29th, 30th or 31st of a month, we will instead rebalance on the first day of the following month. We will subsequently rebalance your Account Value on each quarter thereafter on the same day. In addition, if a quarterly rebalancing date is not a business day, the reallocation will occur on the next business day. Withdrawals from the Contract will not result in rebalancing on the date of withdrawal.

CHANGING ALLOCATION INSTRUCTIONS. You may change your purchase payment allocation instructions under Option (B) at anytime by providing notice to us at your Administrative Office, or any other method acceptable to us, provided that such instructions comply with the allocation limits described above. If you provide new allocation instructions for purchase payments and if these instructions conform to the allocation limits described under Option (B) above, then we will rebalance in accordance with the revised allocation instructions. Any future purchase payment, Enhanced Dollar Cost Averaging Program balance transfer, Equity Generator transfer, Allocator transfer, and quarterly rebalancing allocations will be automatically updated in accordance with these new instructions.

TRANSFERS. Please note that any transfer request must result in an Account Value that meets the allocation limits described above. Any transfer request will not cause your allocation instructions to change unless you provide us with separate instructions at the time of transfer.

ADDITIONAL INFORMATION. The investment divisions buy and sell shares of corresponding mutual fund portfolios. These Portfolios, which are part of either the Metropolitan Fund, the Met Investors Fund or the American Funds(R), invest in stocks, bonds and other investments. All dividends declared by the Portfolios are earned by the Separate Account and are reinvested. Therefore, no dividends are distributed to you under the Contracts. You pay no transaction expenses (I.E., front-end or back-end sales load charges) as a result of the Separate Account's purchase or sale of these mutual fund shares. The Portfolios of the Metropolitan Fund and the Met Investors Fund are available by purchasing annuities and life insurance policies from MetLife or certain of its affiliated insurance companies and are never sold directly to the public. The American Funds(R) Portfolios are made available by the American Funds(R) only through various insurance company annuities and life insurance policies.

The Metropolitan Fund, the Met Investors Fund and the American Funds(R) are each "series" type funds registered with the Securities and Exchange Commission as an "open-end management investment company" under the 1940 Act. A "series" fund means that each Portfolio is one of several available through the fund.

The Portfolios of the Metropolitan Fund and Met Investors Fund pay MetLife Advisers, LLC ("MetLife Advisers"), a MetLife affiliate, a monthly fee for its services as their investment manager. The Portfolios of the American Funds(R) pay Capital Research and Management Company a monthly fee for its services as their investment manager. These fees, as well as the operating expenses paid by each Portfolio, are described in the applicable prospectus and SAI for the Metropolitan Fund, the Met Investors Fund and the American Funds(R).

In addition, the Metropolitan Fund and the Met Investors Fund prospectuses each discuss other separate accounts of MetLife and its affiliated insurance companies and certain qualified retirement plans that invest in the Metropolitan Fund or the Met Investors Fund. The risks of these arrangements are discussed in each Fund's prospectus.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE PORTFOLIOS. An investment manager (other than our affiliate MetLife Advisers) or sub-investment manager of a Portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the Contracts and, in the Company's role as an intermediary, with respect to the Portfolios. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Portfolio assets. Contract owners, through their indirect investment in the Portfolios, bear the costs of these advisory fees (see the Portfolios' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Portfolios attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some investment managers or sub-investment managers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%.

Additionally, an investment manager or sub-investment manager of a Portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the Contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the investment managers or sub-investment manager (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

We and/or certain of our affiliated insurance companies have a joint ownership interest in our affiliated investment manager MetLife Advisers which is formed as a "limited liability company". Our ownership interest in MetLife Advisers entitles us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Portfolios. We will benefit accordingly from assets allocated to the Portfolios to the extent they result in profits to the adviser. (See the "Table of Expenses" for information on the investment management fees paid by the Portfolios and the Statement of Additional Information for the Portfolios for information on the investment management fees paid to the investment managers and sub-investment managers.)

Certain Portfolios have adopted a Distribution Plan under Rule 12b-1 of the 1940 Act. A Portfolio's 12b-1 Plan, if any, is described in more detail in the prospectuses for the Portfolios. See the "Table of Expenses" and "Who Sells the Contracts". Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under a Portfolio's 12b-1 Plan decrease the Portfolios' investment returns.

We select the Portfolios offered through this Contract based on a number of criteria, including asset class coverage, the strength of the investment manager's or sub-investment manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Portfolios' investment manager or sub-investment manager is one of our affiliates or whether the Portfolio, its investment manager, its sub-investment manager(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the Portfolios periodically and may remove a Portfolio or limit its availability to new purchase payments and/or transfers of Account Value if we determine that the Portfolio no longer meets one or more of the selection criteria, and/or if the Portfolio has not attracted significant allocations from Contract owners. In some cases, we have included Portfolios based on recommendations made by selling firms. These selling firms may receive payments from the Portfolios they recommend and may benefit accordingly from the allocation of Account Value to such Portfolios.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE PORTFOLIO YOU HAVE CHOSEN.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series(R). (See "Who Sells the Contracts".)

THE ANNUITY CONTRACT

   This Prospectus describes the following Contracts under which you can accumulate money:


  .   Non-Qualified

  .   Traditional IRAs (Individual Retirement Annuities)

  .   Roth IRAs (Roth Individual Retirement Annuities)


OPTIONAL AUTOMATED INVESTMENT STRATEGIES, OPTIONAL DOLLAR COST AVERAGING AND OPTIONAL ENHANCED DOLLAR COST AVERAGING PROGRAMS

  There are two optional automated investment strategies, two optional dollar cost averaging programs (the Equity Generator and the Allocator), and an optional Enhanced Dollar Cost Averaging Program available to you. We created these investment strategies and programs to help you manage your money. You decide if one is appropriate for you, based upon your risk tolerance and savings goals. Also, the strategies and programs were designed to help you take advantage of the tax deferred status of a Non-Qualified annuity. The following restrictions apply:

  . The Enhanced Dollar Cost Averaging Program is not available to the B Plus and the C Class Contracts or to purchase payments which consist of money exchanged from other MetLife or its affiliates' annuities.

  . The Equity Generator(R) and the Allocator dollar cost averaging programs are not available in C Class Contracts or Contracts issued in New York State and Washington State with any living benefit or the Enhanced Death Benefit. The Equity Generator and the Allocator dollar cost averaging programs are not available with the Guaranteed Minimum Income Benefit Max II or the Enhanced Death Benefit Max II.

  . The Index Selector(R) is not available if you choose option (B) of the Investment Allocation Restrictions for the Enhanced Death Benefit III, the Guaranteed Minimum Income Benefit Plus IV, the Enhanced Death Benefit II or the Guaranteed Minimum Income Benefit Plus III. The Moderate to Aggressive and Aggressive Models are not available with the Enhanced Death Benefit III, the Guaranteed Minimum Income Benefit Plus IV, the Enhanced Death Benefit II or the Guaranteed Minimum Income Benefit Plus
      III. The Index Selector is not available if you choose the Guaranteed Minimum Income Benefit Max II or the Enhanced Death Benefit Max II.

  . Quarterly rebalancing is automatic if you choose option (B) of the Investment Allocation Restrictions for the Guaranteed Minimum Income Benefit Plus IV, the Enhanced Death Benefit III, the Guaranteed Minimum Income Benefit Plus III and the Enhanced Death Benefit II.

  . You may only have one of the Index Selector, Equity Generator or Allocator in effect at any time.

  . You may have the Enhanced Dollar Cost Averaging Program and either the Index Selector or Rebalancer(R) in effect at the same time, but you may not have the Enhanced Dollar Cost Averaging Program in effect at the same time as the Equity Generator or the Allocator.

These features are available to you without any additional charges. As with any investment program, none of them can guarantee a gain -- you can lose money. We may modify or terminate any of the strategies at any time.

DOLLAR COST AVERAGING AND ENHANCED DOLLAR COST AVERAGING PROGRAMS

THE EQUITY GENERATOR(R): An amount equal to the interest earned in the Fixed Account is transferred on the day of the month that is the same as the Contract Anniversary date (e.g., the 10th, 11th, etc.), to any investment division(s), based on your selection. If the Contract Anniversary day is the 29th, 30th or 31st of the month, transfers are made on the first day of the next month. If the scheduled transfer date occurs on a date the Exchange is closed, the transfer will be made on the next date the Exchange is open. If your Fixed Account Value at the time of a scheduled transfer is zero, this strategy is automatically discontinued.

THE ALLOCATOR/SM/: Each month a dollar amount you choose is transferred from the Fixed Account to any of the investment divisions you choose. You select the day of the month (other than the 29th, 30th or 31st of the month) and the number of months over which the transfers will occur. If the scheduled transfer date occurs on a date the Exchange is closed, the transfer will be made on the next date the Exchange is open. A minimum periodic transfer of $50 is required. Once your Fixed Account Value is exhausted, this strategy is automatically discontinued.

ENHANCED DOLLAR COST AVERAGING PROGRAM: Each month, for a specified period, for example three, six or twelve months, a portion of a specified dollar amount of a purchase payment that you have agreed to allocate to the Enhanced Dollar Cost Averaging Program will be transferred from the program to any of the investment divisions you choose, unless your destination investment division is restricted because you have elected certain optional benefits or the Index Selector(R). While amounts are in the program, we may credit them with a higher rate than that declared for the Fixed Account in general. (Amounts in the Enhanced Dollar Cost Averaging Program are in our Fixed Account. For convenience, we may refer to it as "the program" or the "Enhanced Dollar Cost Averaging Program balance" to avoid confusion with the Fixed Account in general.) The transferred amount will be equal to the amount allocated to the program divided by the number of months in the program. The interest attributable to your Enhanced Dollar Cost Averaging Program is transferred separately in the month after the last scheduled payment. Transfers from the Enhanced Dollar Cost Averaging Program to the Separate Account begin on any day we receive your payment and the Exchange is open, other than the 29th, 30th or 31st of the month. If purchase payments are received on those days, transfers begin on the first day of the next month. Subsequent transfers will be made on the same day in succeeding months. If the scheduled transfer date occurs on a date the Exchange is not open, the transfer will be deducted from the Enhanced Dollar Cost Averaging Program on the selected day but will be applied to the investment divisions on the next day the Exchange is open. Enhanced Dollar Cost Averaging Program interest will not be credited on the transferred amount between the selected day and the next day the Exchange is open. Transfers are made on a first-in-first-out basis.

You may make subsequent purchase payments while an active Enhanced Dollar Cost Averaging Program is in effect. However, subsequent purchase payments will not be allocated to the Enhanced Dollar Cost Averaging Program without your express direction.

If a subsequent purchase payment is allocated to the program, that subsequent payment will receive the enhanced program interest rate in effect on that date. The allocation of a subsequent purchase payment to the program increases the dollar amount transferred each month. We determine the increase in your monthly dollar amount by dividing your new allocation by the number of months in the program you chose. Your existing monthly transfer amount is then increased by this additional amount to determine the total new dollar amount to be transferred each month. Then, the time period for the transfer of a specific purchase payment and interest attributable to that purchase payment will be accelerated. Your Enhanced Dollar Cost Averaging Program will terminate on the date of the last transfer.

Unless you instruct us otherwise, if you cancel your participation in the Enhanced Dollar Cost Averaging Program, any remaining dollar amounts will be transferred to the available investment divisions in accordance with the percentages you had chosen for the Enhanced Dollar Cost Averaging Program. We may impose minimum purchase payments and other restrictions to utilize this program.

                                   EXAMPLE:

-----------------------------------------------------------------------------------------------------------------
                                                                                                    Amount
                                                                                               Transferred from
                                                                                                  EDCA Fixed
                                                                                EDCA 6-Month  Account to Selected
                                                                                   Program        Investment
                                                                 Date  Amount   Interest Rate     Division(s)
                                                             -------- --------- ------------- -------------------
A   Enhanced Dollar Cost Averaging Program ("EDCA") 6-Month
    Program Initial Purchase Payment                           5/1     $12,000*     9.00%           $2,000*
-----------------------------------------------------------------------------------------------------------------
B                                                              6/1                                  $2,000
-----------------------------------------------------------------------------------------------------------------
C                                                              7/1                                  $2,000
-----------------------------------------------------------------------------------------------------------------
D   EDCA 6-Month Program
    Subsequent Purchase Payment                                8/1    $18,000**     8.00%          $5,000**
-----------------------------------------------------------------------------------------------------------------
E                                                              9/1                                  $5,000
-----------------------------------------------------------------------------------------------------------------
F                                                              10/1                                 $5,000
-----------------------------------------------------------------------------------------------------------------
G                                                              11/1                                 $5,000
-----------------------------------------------------------------------------------------------------------------
H                                                              12/1                                $4,479.77
-----------------------------------------------------------------------------------------------------------------

    * $2,000/month to be transferred from first purchase payment of $12,000 divided by 6 months.

    ** Additional $3,000/month to be transferred from subsequent purchase payment of $18,000 divided by 6 months. Amounts transferred are from the oldest purchase payment and its interest, and so forth, until the EDCA balance is exhausted.

The example is hypothetical and is not based upon actual previous or current rates.

The Allocator, Equity Generator and the Enhanced Dollar Cost Averaging Program are dollar cost averaging strategies. Dollar cost averaging involves investing at regular intervals of time. Since this involves continuously investing regardless of fluctuating prices, you should consider whether you can continue the strategy through periods of fluctuating prices.

We will terminate your participation in any dollar cost averaging program when we receive notification in good order of your death.

AUTOMATED INVESTMENT STRATEGIES

The Rebalancer(R): You select a specific asset allocation for your entire Account Value from among the investment divisions and the Fixed Account, if available, on an annual, semi-annual, quarterly or monthly frequency. Each month (as applicable, based on the frequency you select), on the day of the month that is the same as the Contract Anniversary date (e.g., the 10th, 11th, etc.), we transfer amounts among these options to bring the percentage of your Account Value in each option back to your original allocation. If the Contract Anniversary day is the 29th, 30th or 31st of the month, transfers are made on the first day of the next month. If the scheduled transfer date occurs on a date the Exchange is closed, the transfer will be made on the next date the Exchange is open. You may utilize the Rebalancer with the Enhanced Dollar Cost Averaging Program, provided that 100% of your Account Value (other than amounts in the Enhanced Dollar Cost Averaging Program) is allocated to this strategy.

The Index Selector(R): You may select one of five asset allocation models which are designed to correlate to various risk tolerance levels. Based on the model you choose, your entire Account Value is divided among the Barclays Capital Aggregate Bond Index, MetLife Stock Index, Morgan Stanley EAFE(R) Index, Russell 2000(R) Index and MetLife Mid Cap Stock Index investment divisions and the Fixed Account (or the BlackRock Money Market Investment Division where the Fixed Account is not available). Every three months, on the day of the month that is the same as the Contract Anniversary date (e.g., the 10th, 11th, etc.), the percentage in each of these investment divisions and the Fixed Account (or the BlackRock Money Market Investment Division) is brought back to the selected model percentage by transferring amounts among the investment divisions and the Fixed Account. If the Contract Anniversary day is the 29th, 30th or 31st of the month, transfers are made on the first day of the next month. If the scheduled transfer date occurs on a date the Exchange is closed, the transfer will be made on the next date the Exchange is open.

You may participate in the Enhanced Dollar Cost Averaging Program if you choose the Index Selector, as long as your destination investment divisions are those in the Index Selector model you have selected.

If you utilize the Index Selector strategy, 100% of your initial and future purchase payments (other than amounts in the Enhanced Dollar Cost Averaging Program) must be allocated to the asset allocation model you choose. Any allocation to an investment division not utilized in the asset allocation model you choose (other than amounts in the Enhanced Dollar Cost Averaging Program) will immediately terminate the Index Selector strategy.

We will continue to implement the Index Selector strategy using the percentage allocations of the model that were in effect when you elected the Index Selector strategy. You should consider whether it is appropriate for you to continue this strategy over time if your risk tolerance, time horizon or financial situation changes. This strategy may experience more volatility than our other strategies. We provide the elements to formulate the models. We may rely on a third party for its expertise in creating appropriate allocations.

The asset allocation models used in the Index Selector strategy may change from time to time. If you are interested in an updated model, please contact your sales representative.

You may choose another Index Selector strategy or terminate your Index Selector strategy at any time. If you choose another Index Selector strategy, you must select from the asset allocation models available at that time. After termination, if you then wish to again select the Index Selector strategy, you must select from the asset allocation models available at that time.

The chart below summarizes the availability of the Dollar Cost Averaging and Enhanced Dollar Cost Averaging Programs and the automated investment strategies:

        Optional Dollar Cost Averaging and Optional Enhanced Dollar Cost Averaging ("EDCA") Programs

---------------------------------------------------------------------------------------------------------------------------
You may choose one:               B Class          B Plus Class          C Class          L Class          R Class
-------------------               -------          ------------          -------          -------          -------
 Equity Generator                  Yes                 Yes                 No              Yes              Yes
---------------------------------------------------------------------------------------------------------------------------
 Allocator                         Yes                 Yes                 No              Yes              Yes
---------------------------------------------------------------------------------------------------------------------------
Notavailable in Contracts issued in New York State and Washington State with a Guaranteed Minimum Income Benefit or an Enhanced Death Benefit. Not available with the Guaranteed Minimum Income Benefit Max II or the Enhanced Death
   Benefit Max II.
---------------------------------------------------------------------------------------------------------------------------
 EDCA                              Yes                 No                  No              Yes              Yes
---------------------------------------------------------------------------------------------------------------------------
Maynot be used with purchase payments consisting of money from other variable annuities issued by MetLife or its affiliates. Restrictions apply to destination investment divisions with a Guaranteed Minimum Income Benefit, an Enhanced
   Death Benefit and the Index Selector.
---------------------------------------------------------------------------------------------------------------------------

        Optional Automated Investment Strategies

-------------------------------------------------------------------------------------------------------------------------
You may choose one:           B Class           B Plus Class           C Class          L Class          R Class
-------------------           -------           ------------           -------          -------          -------
Rebalancer                     Yes                  Yes                 Yes              Yes              Yes
-------------------------------------------------------------------------------------------------------------------------
Automatic if you choose option (B) of the Investment Allocation Restrictions for the Enhanced Death Benefit III, the
Guaranteed Minimum Income Benefit Plus IV, the Enhanced Death Benefit II or the Guaranteed Minimum Income Benefit
Plus III.
-------------------------------------------------------------------------------------------------------------------------
Index Selector                 Yes                  Yes                 Yes              Yes              Yes
-------------------------------------------------------------------------------------------------------------------------
Not available if you choose option (B) of the Investment Allocation Restrictions for the Enhanced Death Benefit III, the
Guaranteed Minimum Income Benefit Plus IV, the Enhanced Death Benefit II or the Guaranteed Minimum Income Benefit
Plus III. The Moderate to Aggressive and Aggressive Models are not available with the Enhanced Death Benefit III, the
Guaranteed Minimum Income Benefit Plus IV, the Enhanced Death Benefit II or the Guaranteed Minimum Income Benefit
Plus III. Not available with the Guaranteed Minimum Income Benefit Max II or the Enhanced Death Benefit Max II.
-------------------------------------------------------------------------------------------------------------------------

We will terminate all transactions under any automatic investment strategy upon notification in good order of your death.

PURCHASE PAYMENTS

   The B Class and R Class minimum initial purchase payment is $5,000 for the Non-Qualified Contract and $2,000 for the Traditional IRA and Roth IRA
Contracts. The minimum initial purchase payment through debit authorization for the B Class and R Class Non-Qualified Contract is $500; the minimum initial purchase payment through debit authorization for the B Class and R Class Traditional IRA and Roth IRA Contracts is $100. If you choose to purchase a B Plus Class Contract, the minimum initial purchase payment is $10,000. The minimum initial purchase payment for the C Class and L Class is $25,000. We reserve the right to accept amounts transferred from other annuity contracts that meet the minimum initial purchase payment at the time of the transfer request, but, at the time of receipt in good order, do not meet such requirements because of loss in market value.

If you are purchasing the Contract as the beneficiary of a deceased person's IRA, purchase payments must consist of monies which are direct transfers (as defined under the tax law) from other IRA contracts in the name of the same decedent.

You may continue to make purchase payments while you receive Systematic Withdrawal Program payments, as described later in this Prospectus, unless your purchase payments are made through debit authorization. The minimum subsequent purchase payment for all Contracts is $500, except for debit authorizations, where the minimum subsequent purchase payment is $100, or any amount we are required to accept under applicable tax law. We will also accept at least once every 24 months any otherwise allowable contribution to your Traditional IRA or Roth IRA provided it is at least $50.

We will issue the B, C, L or R Class Contract to you before your 86th birthday. We will issue the B Plus Class Contract to you before your 81st birthday. We will accept your purchase payments until the oldest owner or joint owner (or the annuitant if the owner is a non-natural person) reaches age 91. We reserve the right to reject any purchase payment.

The chart below summarizes the minimum initial and subsequent purchase payments for each Contract class:

----------------------------------------------------------------------------------------------

                                B Class       B Plus Class  C Class  L Class      R Class
                            ----------------  ------------  -------- -------- ----------------
Initial Purchase Payment        $5,000          $10,000     $25,000  $25,000      $5,000
                               ($2,000:                                          ($2,000:
                            Traditional IRA                                   Traditional IRA
                             and Roth IRA)                                     and Roth IRA)
----------------------------------------------------------------------------------------------
SubsequentPurchase Payment       $500            $500        $500     $500         $500
----------------------------------------------------------------------------------------------
                            (or any amount we are required to accept under applicable tax law)
----------------------------------------------------------------------------------------------
DebitAuthorizations
----------------------------------------------------------------------------------------------
 Initial                         $500           $10,000     $25,000  $25,000       $500
                                ($100:                                            ($100:
                            Traditional IRA                                   Traditional IRA
                               and Roth                                          and Roth
                                 IRA)                                              IRA)
----------------------------------------------------------------------------------------------
 Subsequent                      $100            $100        $100     $100         $100
----------------------------------------------------------------------------------------------
                            (or any amount we are required to accept under applicable tax law)
----------------------------------------------------------------------------------------------

ALLOCATION OF PURCHASE PAYMENTS

You decide how your money is allocated among the Fixed Account, if available, the Enhanced Dollar Cost Averaging Program, if available, and the investment divisions. You may not choose more than 18 funding choices at the time your initial purchase payment is allocated among the funding choices. You can change your allocations for future purchase payments. We will make allocation changes when we receive your request for a change. Unless we have a record of your request to allocate future purchase payments to more than 18 funding choices, you may not choose more than 18 funding choices at the time your subsequent purchase payment is allocated among the funding choices. You may also specify an effective date for the change as long as it is within 30 days after we receive the request. See "Your Investment Choices --Investment Allocation Restrictions for Certain Optional Benefits", "Optional Death Benefits" and "Guaranteed Income Benefits" for allocation restrictions if you elect certain optional benefits.

DEBIT AUTHORIZATIONS

You may elect to have purchase payments made automatically. With this payment method, your bank deducts money from your bank account and makes the purchase payment for you.

LIMITS ON PURCHASE PAYMENTS

Your ability to make purchase payments also may be limited by:

..   Federal tax laws or regulatory requirements;

..   Our right to limit the total of your purchase payments to $1,000,000;

..   Our right to restrict purchase payments to the Fixed Account, if available, and the Enhanced Dollar Cost Averaging Program if (1) the interest rate we credit in the Fixed Account is equal to the guaranteed minimum rate as stated in your Contract; or (2) your Fixed Account Value and Enhanced
    Dollar Cost Averaging Program balance is equal to or exceeds our maximum for a Fixed Account allocation (e.g., $1,000,000); and

..   Our right to limit subsequent purchase payments for the Guaranteed Minimum
    Income Benefit Max II and the Enhanced Death Benefit Max II if we no longer make these benefits available to new customers or make changes to the terms of these benefits. (See "Investment Allocation Restrictions for Certain Optional Benefits -- Potential Restrictions on Subsequent Purchase Payments" above.)

THE VALUE OF YOUR INVESTMENT

   Accumulation Units are credited to you when you make purchase payments or transfers into an investment division. When you withdraw or transfer money from an investment division (as well as when we apply the Annual Contract Fee and, if selected, the charges for an Enhanced Death Benefit or a Guaranteed Minimum Income Benefit), accumulation units are liquidated. We determine the number of accumulation units by dividing the amount of your purchase payment, transfer or withdrawal by the Accumulation Unit Value on the date of the transaction.

This is how we calculate the Accumulation Unit Value for each investment division:

..   First, we determine the change in investment performance (including any investment-related charge) for the underlying Portfolio from the previous trading day to the current trading day;

..   Next, we subtract the daily equivalent of the Separate Account charge (for the class of the Contract you have chosen, including any optional benefits where the charge is assessed on the Separate Account) for each day since the last Accumulation Unit Value was calculated; and

..   Finally, we multiply the previous Accumulation Unit Value by this result.

   Examples
   Calculating the Number of Accumulation Units

   Assume you make a purchase payment of $500 into one investment division and that investment division's Accumulation Unit Value is currently $10.00. You would be credited with 50 accumulation units.

                  $500 = 50 accumulation units
                  $10

   Calculating the Accumulation Unit Value

   Assume yesterday's Accumulation Unit Value was $10.00 and the number we calculate for today's investment experience (minus charges) for an underlying Portfolio is 1.05. Today's Accumulation Unit Value is $10.50. The value of your $500 investment is then $525 (50 x $10.50 = $525).

           $10.00 x 1.05 = $10.50 is the new Accumulation Unit Value

   However, assume that today's investment experience (minus charges) is .95 instead of 1.05. Today's Accumulation Unit Value is $9.50. The value of your $500 investment is then $475 (50 x $.950 = $475).

            $10.00 x .95 = $9.50 is the new Accumulation Unit Value

TRANSFER PRIVILEGE

   You may make tax-free transfers among investment divisions or between the investment divisions and the Fixed Account, if available. Each transfer must be at least $500 or, if less, your entire balance in an investment division (unless the transfer is in connection with an automated investment strategy or the Enhanced Dollar Cost Averaging Program). You may not make a transfer to more than 18 funding options at any one time if this request is made through our telephone voice response system or by Internet. A request to transfer to more than 18 funding options may be made by calling your Administrative Office. For us to process a transfer, you must tell us:

..   The percentage or dollar amount of the transfer;

..   The investment divisions (or Fixed Account) from which you want the money to be transferred;

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

..   The investment divisions (or Fixed Account) to which you want the money to be transferred; and

..   Whether you intend to start, stop, modify or continue unchanged an automated investment strategy by making the transfer.

We reserve the right to restrict transfers to the Fixed Account (if otherwise available) if (1) the interest rate we credit in the Fixed Account is equal to the guaranteed minimum rate as stated in your Contract; or (2) your Fixed Account Value is equal to or exceeds our maximum for Fixed Account allocations (I.E., $1,000,000).

Please see "Your Investment Choices -- Investment Allocation Restrictions For Certain Optional Benefits" for transfer restrictions in effect if you have the Enhanced Death Benefit Max II, the Enhanced Death Benefit III, the Enhanced Death Benefit II, the Guaranteed Minimum Income Benefit Max II, the Guaranteed Minimum Income Benefit Plus IV or the Guaranteed Minimum Income Benefit Plus III.

Your transfer request must be in good order and completed prior to the close of the Exchange on a business day, if you want the transaction to take place on that day. All other transfer requests in good order will be processed on our next business day. We may require you to use our original forms.

"MARKET TIMING" POLICIES AND PROCEDURES

The following is a discussion of our market timing policies and procedures. They apply to both the "pay-in" and "pay-out" phase of your Contract.

Frequent requests from Contract owners to make transfers/reallocations may dilute the value of a Portfolio's shares if the frequent transfers/reallocations involve an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Portfolio and the reflection of that change in the Portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers/reallocations may also increase brokerage and administrative costs of the underlying Portfolios and may disrupt portfolio management strategy, requiring a Portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Portfolios, which may in turn adversely affect Contract owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries). We have policies and procedures that attempt to detect and deter frequent transfers/reallocations in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be present in the international, small-cap, and high-yield portfolios (I.E., American Funds Global Small Capitalization, Artio International Stock, Clarion Global Real Estate, Dreman Small Cap Value, Harris Oakmark International, Invesco Small Cap Growth, Loomis Sayles Small Cap Core, Loomis Sayles Global Markets, Lord Abbett Bond Debenture, MFS(R) Emerging Markets Equity, MFS(R) Research International, Met/Eaton Vance Floating Rate, Met/Dimensional International Small Company, Met/Templeton Growth, Met/Templeton International Bond, Morgan Stanley EAFE(R) Index, Neuberger Berman Genesis, Russell 2000(R) Index, T. Rowe Price Small Cap Growth, Oppenheimer Global Equity, Pioneer Strategic Income and Van Eck Global Natural Resources -- the "Monitored Portfolios") and we monitor transfer/reallocation activity in those Monitored Portfolios. In addition, as described below, we intend to treat all American Funds Insurance Series(R) Portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer/reallocation activity, such as examining the frequency and size of transfers/reallocations into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield portfolios, in a 12-month period there were, (1) six or more transfers/reallocations involving the given category; (2) cumulative gross transfers/reallocations involving the given category that exceed the current Account Value; and (3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer/reallocation in followed by a transfer/reallocation out within the next seven calendar days or a transfer/reallocation out followed by a transfer/reallocation in within the next seven calendar days, in either case subject to certain other criteria.

We do not believe that other Portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer/reallocation activity in those Portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer/reallocation activity in certain Portfolios, we rely on the underlying Portfolios to bring any potential disruptive transfer/reallocation activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer/reallocation activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS(R) MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds(R) requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds(R) requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer/reallocation activity in American Funds portfolios to determine if there were two or more transfers/reallocations in followed by transfers/reallocations out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds(R) monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of a six-month restriction, during which period we will require all reallocation/transfer requests to or from an American Funds portfolio to be submitted with an original signature. Further, as Monitored Portfolios, all American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions (described below) and reallocation/transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer/reallocation restrictions being applied to deter market timing. Currently, when we detect transfer/reallocation activity in the Monitored Portfolios that exceeds our current transfer/ reallocation limits, or other transfer/reallocation activity that we believe may be harmful to other Contract owners or other persons who have an interest in the Contracts, we require all future requests to or from any Monitored Portfolios or other identified Portfolios under that Contract to be submitted with an original signature.

Transfers made under a dollar cost averaging program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer/reallocation activity involves judgments that are inherently subjective, such as the decision to monitor only those Portfolios we believe are susceptible to arbitrage trading or the determination of the transfer/reallocation limits. Our ability to detect and/or restrict such transfer/reallocation activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Contract owners to avoid such detection. Our ability to restrict such transfer/reallocation activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer/reallocation activity that may adversely affect Contract owners and other persons with interests in the Contracts. We do not accommodate market timing in any Portfolios and there are no arrangements in place to permit any contract owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, Portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Portfolios, we have entered into a written agreement as required by SEC regulation with each Portfolio or its principal underwriter that obligates us to provide to the Portfolio promptly upon request certain information about the trading activity of individual Contract owners, and to execute instructions from the Portfolio to restrict or prohibit further purchases or transfers/reallocations by specific Contract owners who violate the frequent trading policies established by the Portfolio.

In addition, Contract owners and other persons with interests in the Contracts should be aware that the purchase and redemption orders received by the Portfolios generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Portfolios (and thus Contract owners) will not be harmed by transfer/reallocation activity relating to other insurance companies and/or retirement plans that may invest in the Portfolios. If a Portfolio believes that an omnibus order reflects one or more reallocation/transfer requests from Contract owners engaged in disruptive trading activity, the Portfolio may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer/reallocation privilege at any time. We also reserve the right to defer or restrict the transfer/reallocation privilege at any time that we are unable to purchase or redeem shares of any of the Portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract owner). You should read the Portfolio prospectuses for more details.

ACCESS TO YOUR MONEY

   You may withdraw either all or part of your Account Value from the Contract. Other than those made through the Systematic Withdrawal Program, withdrawals must be at least $500 or the Account Value, if less. If any withdrawal would decrease your Account Value below $2,000, we will consider this a request for a full withdrawal. To process your request, we need the following information:

..   The percentage or dollar amount of the withdrawal; and

..   The investment divisions (or Fixed Account and Enhanced Dollar Cost
    Averaging Program) from which you want the money to be withdrawn.

Your withdrawal may be subject to withdrawal charges.

Generally, if you request, we will make payments directly to other investments on a tax-free basis. You may only do so if all applicable tax and state regulatory requirements are met and we receive all information necessary for us to make the payment. We may require you to use our original forms.

We may withhold payment of withdrawal if any portion of those proceeds would be derived from a Contract owner's check that has not yet cleared (I.E., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communication to verify that payment from the Contract has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

SYSTEMATIC WITHDRAWAL PROGRAM

Under this program and subject to approval in your state, you may choose to automatically withdraw a certain amount each Contract Year. This amount is then paid throughout the Contract Year according to the time frame you select, e.g., monthly, quarterly, semi-annually or annually. For all Contract classes, except for the C Class, payments may be made monthly or quarterly during the first Contract Year. Unless we agree otherwise, this program will not begin within the first 60 days after the date we have issued you the Contract. Once the Systematic Withdrawal Program is initiated, the payments will automatically renew each Contract Year. Income taxes, tax penalties and withdrawal charges may apply to your withdrawals. Program payment amounts are subject to our required minimums and administrative restrictions. Your Account Value will be reduced by the amount of your Systematic Withdrawal Program payments and applicable withdrawal charges. Payments under this program are not the same as income payments you would receive under a pay-out option.

If you do not provide us with your desired allocation, or there are insufficient amounts in the investment divisions, Enhanced Dollar Cost Averaging Program or the Fixed Account that you selected, the payments will be taken out pro rata from the Fixed Account, Enhanced Dollar Cost Averaging Program and any investment divisions in which you then have money.

Selecting a Payment Date: Your payment date is the date we make the withdrawal. You may choose any calendar day for the payment date, other than the 29th, 30th or 31st of the month. When you select or change a payment date, we must receive your request at least 10 days prior to the selected payment date. (If you would like to receive your Systematic Withdrawal Program payment on or about the first of the month, you should make your request by the 20th day of the month.) If we do not receive your request in time, we will make the payment the following month after the date you selected. If you do not select a payment date, we will automatically begin systematic withdrawals within 30 days after we receive your request (other than the 29th, 30th or 31st of the month).

You may request to stop your Systematic Withdrawal Program at any time. We must receive any request in good order at least 30 days in advance. Although we need your written authorization to begin this program, you may cancel this program at any time by telephone or by writing to us (or over the Internet, if we agree) at our Administrative Office. We will also terminate your participation in the program upon notification in good order of your death.

Systematic Withdrawal Program payments may be subject to a withdrawal charge unless an exception to this charge applies. We will determine separately the withdrawal charge and any relevant factors (such as applicable exceptions) for each Systematic Withdrawal Program payment as of the date it is withdrawn from your Contract.

MINIMUM DISTRIBUTION

In order to comply with certain tax law provisions, you may be required to take money out of the Contract. We have a required minimum distribution service that can help you fulfill minimum distribution requirements. We will terminate your participation in the program upon notification in good order of your death.

CHARGES


  There are two types of charges you pay while you have money in an investment division:

..   Separate Account charge, and

..   Investment-related charge.

We describe these charges below. The amount of the charge may not necessarily correspond to costs associated with providing the services or benefits indicated by the designation of the charge or associated with the Contract. For example,

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
the withdrawal charge may not fully cover all of the sales and distribution expenses actually incurred by us, and proceeds from other charges, including the Separate Account charge, may be used in part to cover such expenses. We can profit from certain Contract charges. The Separate Account charges you pay will not reduce the number of accumulation units credited to you. Instead, we deduct the charges as part of the calculation of the Accumulation Unit Value. We guarantee that the Separate Account insurance-related charge will not increase while you have the Contract.

SEPARATE ACCOUNT CHARGE

Each class of the Contract has a different annual Separate Account charge that is expressed as a percentage of the average account value. A portion of this annual Separate Account charge is paid to us daily based upon the value of the amount you have in the Separate Account on the day the charge is assessed. This charge includes insurance-related charges that pay us for the risk that you may live longer than we estimated. Then, we could be obligated to pay you more in payments from a pay-out option than we anticipated. Also, we bear the risk that the guaranteed death benefit we would pay should you die during your pay-in phase is larger than your Account Value. This charge also includes the risk that our expenses in administering the Contracts may be greater than we estimated. The Separate Account charge also pays us for our distribution costs to both our licensed salespersons and other broker-dealers.

The chart below summarizes the Separate Account charge for each class of the Contract with each death benefit that has an asset-based Separate Account charge prior to entering the pay-out phase of the Contract.

                           SEPARATE ACCOUNT CHARGES*

                                           B CLASS B PLUS CLASS** C CLASS L CLASS R CLASS
                                           ------- -------------- ------- ------- -------
Standard Death Benefit....................  1.25%       1.80%      1.65%   1.50%   1.15%
Optional Annual Step-Up Death Benefit.....  1.45%       2.00%      1.85%   1.70%   1.35%
Optional Earnings Preservation Benefit***.   .25%        .25%       .25%    .25%    .25%

    * We currently charge an additional Separate Account charge of 0.25% of average daily net assets in the American Funds Growth-Income and American Funds Global Small Capitalization investment divisions.

        We reserve the right to impose an additional Separate Account charge on investment divisions that we add to the Contract in the future. The additional amount will not exceed the annual rate of 0.25% of average daily net assets in any such investment divisions.

    ** The Separate Account charge for the B Plus Class will be reduced by 0.55% after you have held the Contract for nine years.

    *** This charge is in addition to the Separate Account charge with the death benefit chosen.

INVESTMENT-RELATED CHARGE

This charge has two components. The first pays the investment managers for managing money in the Portfolios. The second consists of Portfolio operating expenses and 12b-1 Plan fees. The percentage you pay for the investment-related charge depends on which investment divisions you select. Each class of shares available to the Contracts has a 12b-1 Plan fee, which pays for distribution expenses. The class of shares available in the Metropolitan Fund and the Met Investors Fund is Class B, which has a 0.25% 12b-1 Plan fee (except for the American Funds(R) Balanced Allocation, American Funds(R) Bond, American Funds(R) Growth Allocation, American Funds(R) Growth and American Funds(R) Moderate Allocation Portfolios of the Met Investors Fund, which are Class C and have a 0.55% 12b-1 Plan fee and the Pioneer Strategic Income Portfolio of the Met Investors Fund, which is Class E and has a 0.15% 12b-1 Plan fee). Class 2 shares of the available American Funds(R) have a 0.25% 12b-1 Plan fee. Amounts for each investment division for the previous year are listed in the "Table of Expenses".

ANNUAL CONTRACT FEE


  There is a $30 Annual Contract Fee. This fee is waived if your Account
Value is at least $50,000. It is deducted on a pro rata basis from the investment divisions on the Contract Anniversary. No portion of the fee is deducted from the Fixed Account. Regardless of the amount of your Account Value, the entire fee will be deducted at the time of a total withdrawal of your Account Value. This charge pays us for our miscellaneous administrative costs. These costs which we incur include financial, actuarial, accounting and legal expenses. We reserve the right to deduct this fee during the pay-out phase.

OPTIONAL ENHANCED DEATH BENEFITS

The Enhanced Death Benefit Max II may only be selected if you also select the Guaranteed Minimum Income Benefit Max II. The Enhanced Death Benefit III may only be selected if you also select the Guaranteed Minimum Income Benefit Plus
IV. The Enhanced Death Benefit II may only be selected if you also select the Guaranteed Minimum Income Benefit Plus III.

The Enhanced Death Benefit Max II, the Enhanced Death Benefit III and the Enhanced Death Benefit II are each available for an additional charge of 0.60% for issue ages 69 or younger and 1.15% for issue ages 70-75 of the Death Benefit Base (as defined later in this Prospectus), deducted for the prior Contract Year on the Contract Anniversary prior to taking into account any Optional Step-Up by withdrawing amounts on a pro rata basis from your Fixed Account Value, Enhanced Dollar Cost Averaging Program balance and Separate Account Value. We take amounts from the Separate Account by canceling accumulation units from your Separate Account Value. If you elect an Optional Step-Up, we may increase the charge to a rate that does not exceed the lower of: (a) the maximum Optional Step-Up charge (1.50%) or (b) the current rate that we charge for the same optional benefit available for new Contract purchases at the time of the Optional Step-Up.

If you make a total withdrawal of your Account Value, annuitize your Contract, change the Contract owner or joint Contract owner (or annuitant if the owner is a non-natural person) or assign your Contract, a pro rata portion of the annual optional benefit charge will be assessed based on the number of months from the last Contract Anniversary to the date of the withdrawal, application to annuitize, change of owner/annuitant or assignment. If an Enhanced Death Benefit is terminated because the Contract is terminated, the death benefit amount is determined or your Account Value is not sufficient to pay the optional benefit charge, a pro rata portion of the annual optional benefit charge will not be assessed.

OPTIONAL GUARANTEED MINIMUM INCOME BENEFITS

The Guaranteed Minimum Income Benefit Max II, the Guaranteed Minimum Income Benefit Plus IV and the Guaranteed Minimum Income Benefit Plus III are each available for an additional charge of 1.00% based on the guaranteed minimum income base (as defined later in this Prospectus), deducted for the prior Contract Year on the Contract Anniversary prior to taking into account any Optional Step-Up by withdrawing amounts on a pro rata basis from your Fixed Account Value, Enhanced Dollar Cost Averaging Program balance and Separate Account Value. We take amounts from the Separate Account by canceling accumulation units from your Separate Account Value. If you elect an Optional Step-Up, we may increase the charge to a rate that does not exceed the lower of: (a) the maximum Optional Step-Up charge (1.50%) or (b) the current rate that we charge for the same optional benefit available for new Contract purchases at the time of the Optional Step-Up.

If you make a total withdrawal of your Account Value, annuitize your Contract, change the Contract owner or joint Contract owner (or annuitant if the owner is a non-natural person) or assign your Contract, a pro rata portion of the annual optional benefit charge will be assessed based on the number of months from the last Contract Anniversary to the date of the withdrawal, application to annuitize, change of owner/annuitant or assignment. If a Guaranteed Minimum Income Benefit is terminated because of the death of the owner or joint owner (or the annuitant, if a non-natural person owns the Contract), the Guaranteed Principal Option is exercised or it is the 30th day following the Contract Anniversary prior to your 91st birthday, a pro rata portion of the annual optional benefit charge will not be assessed.

PREMIUM AND OTHER TAXES

   Some jurisdictions tax what are called "annuity considerations." These may apply to purchase payments, Account Values and death benefits. In most jurisdictions, we currently do not deduct any money from purchase payments, Account Values or death benefits to pay these taxes. Generally, our practice is to deduct money to pay premium taxes (also known as "annuity" taxes) only when you exercise a pay-out option. In certain jurisdictions, we may deduct money to pay premium taxes on lump sum withdrawals or when you exercise a pay-out option. We may deduct an amount to pay premium taxes some time in the future since the laws and the interpretation of the laws relating to annuities are subject to change.

Premium taxes, if applicable, currently depend on the Contract you purchase and your home state or jurisdiction. The chart in Appendix A shows the jurisdictions where premium taxes are charged and the amount of these taxes.

We also reserve the right to deduct from purchase payments, Account Values, withdrawals or income payments, any taxes (including, but not limited to, premium taxes) paid by us to any government entity relating to the Contracts. Examples of these taxes include, but are not limited to, generation skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. We will, at our sole discretion, determine when taxes relate to the Contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the Account Value at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date.

WITHDRAWAL CHARGES

   A withdrawal charge may apply if you withdraw purchase payments that were credited to your Contract. There are no withdrawal charges for the C Class
Contract or in certain situations or upon the occurrence of certain events (see "When No Withdrawal Charge Applies"). Withdrawal charges may apply if prior purchase payments are withdrawn pursuant to a divorce or separation instrument, if permissible under tax law. To determine the withdrawal charge for the Contracts, we treat your Fixed Account, Enhanced Dollar Cost Averaging Program and Separate Account as if they were a single account and ignore both your actual allocations and the Fixed Account, Enhanced Dollar Cost Averaging Program or investment division from which the withdrawal is actually coming. To do this, we first assume that your withdrawal is from earnings, then from amounts (other than earnings) that can be withdrawn without a withdrawal charge and then from purchase payments, each on a "first-in-first-out" (oldest money first) basis. Once we have determined the amount of the withdrawal charge, we will then withdraw it from the Fixed Account, Enhanced Dollar Cost Averaging Program and the investment divisions in the same proportion as the withdrawal is being made.

For a full withdrawal, we multiply the amount to which the withdrawal charge applies by the percentage shown, keep the result as a withdrawal charge and pay you the rest.

For partial withdrawals, we multiply the amount to which the withdrawal charge applies by the percentage shown, keep the result as a withdrawal charge and pay you the rest. We will treat your request as a request for a full withdrawal if your Account Value is not sufficient to pay both the requested withdrawal and the withdrawal charge, or if the withdrawal leaves an Account Value that is less than the minimum required.

The withdrawal charge on purchase payments withdrawn for each class is as follows:


IF WITHDRAWN DURING CONTRACT YEAR  B CLASS B Plus CLASS C CLASS L CLASS R CLASS
---------------------------------  ------- ------------ ------- ------- -------
           1......................    7%        8%       None      7%      8%
           2......................    6%        8%                 6%      8%
           3......................    6%        7%                 5%      7%
           4......................    5%        6%                 0%      6%
           5......................    4%        5%                 0%      5%
           6......................    3%        4%                 0%      4%
           7......................    2%        3%                 0%      3%
           8......................    0%        2%                 0%      2%
           9......................    0%        1%                 0%      1%
           Thereafter.............    0%        0%                 0%      0%

The withdrawal charge reimburses us for our costs in selling the Contracts. We may use our profits (if any) from the Separate Account charge to pay for our costs to sell the Contracts which exceed the amount of withdrawal charges we collect.

WHEN NO WITHDRAWAL CHARGE APPLIES

In some cases, we will not charge you the withdrawal charge when you make a withdrawal. We may, however, ask you to prove that you meet any of the conditions listed below.

You do not pay a withdrawal charge:

..   If you have a C Class Contract.

..   On transfers you make within your Contract among the investment divisions and transfers to or from the Fixed Account.

..   On withdrawals of purchase payments you made over seven Contract Years ago for the B Class, nine Contract Years ago for the B Plus Class, three Contract Years ago for the L Class, and nine Contract Years ago for the R Class.

..   If you choose payments over one or more lifetimes except, in certain cases, under the Guaranteed Minimum Income Benefit.

..   If you die during the pay-in phase. Your beneficiary will receive the full death benefit without deduction.

..   If your Contract permits and your spouse is substituted as the owner of the
    Contract and continues the Contract, that portion of the Account Value that is equal to the "step-up" portion of the death benefit.

..   If you withdraw only your earnings from the investment divisions.

..   During the first Contract Year, if you are in the Systematic Withdrawal
    Program, and you withdraw up to 10% of your total purchase payments at the rate of 1/12 of such 10% each month on a non-cumulative basis, if withdrawals are on a monthly basis, or 1/4 of such 10% each quarter on a non-cumulative basis, if withdrawals are on a quarterly basis.

..   After the first Contract Year, if you withdraw up to 10% of your total purchase payments, per Contract Year. This 10% total withdrawal may be taken in an unlimited number of partial withdrawals during that Contract Year.

..   If the withdrawal is to avoid required federal income tax penalties (not including Section 72(t) or (q) under the Internal Revenue Code) or to satisfy federal income tax rules concerning minimum distribution requirements that apply to your Contract. For purposes of this exception, we assume that the Contract is the only contract or funding vehicle from which distributions are required to be taken and we will ignore all other Account Values. This exception does not apply if you have a Non-Qualified or Roth IRA Contract.

..   If you accept an amendment converting your Traditional IRA Contract to a
    Roth IRA Contract.

..   If you properly "recharacterize" as permitted under federal tax law your
    Traditional IRA Contract or a Roth IRA Contract using the same Contract.

..   This Contract feature is only available if you are less than 86 years old on the Contract issue date. After the first Contract Year, to withdrawals to which a withdrawal charge would otherwise apply, if you have been either the Contract owner continuously since the issue of the Contract or the spouse who continues the Contract:

  . Has been a resident of certain nursing home facilities or a hospital for a minimum of 90 consecutive days or for a minimum total of 90 days where there is no more than a 6-month break in that residency and the residencies are for related causes, where you have exercised this right no later than 90 days of exiting the nursing home facility or hospital. This Contract feature is not available in Massachusetts.; or

  . Is diagnosed with a terminal illness and not expected to live more than 12 months.

..   This Contract feature is only available if you are less than 65 years old on the date you became disabled and if the disability commences subsequent to the first Contract Anniversary. After the first Contract Year, if you are disabled as defined in the federal Social Security Act and if you have been the Contract owner continuously since the issue of the Contract or the spouse who continues the Contract. This Contract feature is not available in Massachusetts or Connecticut.

..   If you have transferred money which is not subject to a withdrawal charge
    (because you have satisfied contractual provisions for a withdrawal without the imposition of a Contract withdrawal charge) from certain eligible MetLife contracts or certain eligible contracts of MetLife affiliates into the Contract, and the withdrawal is of these transferred amounts and we agree. Any purchase payments made after the transfer are subject to the usual withdrawal charge schedule.

..   Subject to availability in your state, if the early withdrawal charge that would apply if not for this provision (1) would constitute less than 0.50% of your Account Value and (2) you transfer your total Account Value to certain eligible contracts issued by MetLife or its affiliated companies and we agree.

FREE LOOK

   You may cancel your Contract within a certain time period. This is known as a "free look." Not all Contracts issued are subject to free look provisions under state law. We must receive your request to cancel in writing by the appropriate day in your state, which varies from state to state. The time period may also vary depending on your age and whether you purchased your Contract from us directly, through the mail or with money from another annuity or life insurance policy. Depending on state law, we may refund all of your purchase payments or your Account Value as of the date your refund request is received at your Administrative Office in good order.

Any Bonus does not become yours until after the "free look" period; we retrieve it if you exercise the "free look". Your exercise of any "free look" is the only circumstance under which the 6% credit will be retrieved (commonly called "recapture"). If your state requires us to refund your Account Value, the refunded amount will include any investment performance attributable to the 6% credit. If there are any losses from investment performance attributable to the 6% credit, we will bear that loss.

DEATH BENEFIT--GENERALLY

   One of the insurance guarantees we provide you under your Contract is that your beneficiaries will be protected during the "pay-in" phase against market downturns. You name your beneficiary(ies).

If you intend to purchase the Contract for use with a Traditional IRA or Roth IRA, please see "Income Taxes" for a discussion concerning IRAs.

The standard death benefit is described below. Additional optional death benefits are described in the "Optional Death Benefits" section. The Enhanced Death Benefit Max II may only be elected if you have elected the Guaranteed Minimum Income Benefit Max II. The Enhanced Death Benefit III may only be elected if you have elected the Guaranteed Minimum Income Benefit Plus IV. The Enhanced Death Benefit II may only be elected if you have elected the Guaranteed Minimum Income Benefit Plus III. You may not elect the Earnings Preservation Benefit with any Enhanced Death Benefit.

The Enhanced Death Benefit Max II and the Enhanced Death Benefit III are available in all states except for Nevada. In Nevada, the Enhanced Death Benefit II is the only Enhanced Death Benefit currently available.

The death benefit is determined as of the end of the business day on which we receive both due proof of death and an election for the payment method.

If we are presented in good order with notification of your death before any requested transaction is completed (including transactions under automated investment strategies, the Enhanced Dollar Cost Averaging Program and other dollar cost averaging programs, the automated required minimum distribution service and the Systematic Withdrawal Program), we will cancel the request. As described above, the death benefit will be determined when we receive due proof of death and an election for the payment method.

Where there are multiple beneficiaries, the death benefit will only be determined as of the time the first beneficiary submits the necessary documentation in good order. If the death benefit payable is an amount that exceeds the Account Value on the day it is determined, we will apply to the Contract an amount equal to the difference between the death benefit payable and the Account Value, in accordance with the current allocation of the Account Value. This death benefit amount remains in the investment divisions until each of the other beneficiaries submits the necessary documentation in good order to claim his/her death benefit. Any death benefit amounts held in the investment divisions on behalf of the remaining beneficiaries are subject to investment risk. There is no additional death benefit guarantee.

Your beneficiary has the option to apply the death benefit less any applicable premium taxes to a pay-out option offered under your Contract. Your beneficiary may, however, decide to take one sum, including either by check, by placing the amount in an account that earns interest, or by any other method of payment that provides the beneficiary with immediate and full access to the proceeds or under other settlement options that we may make available. If you purchased the Contract as a deceased person's beneficiary under an IRA, your beneficiary may be limited by tax law as to the method of distribution of any death benefit. Please see "Income Taxes" for more information.

If you are a non-natural person, then the life of the annuitant is the basis for determining the death benefit. If there are joint Contract owners, the oldest of the two will be used as a basis for determining the death benefit.

If you are a natural person and you change ownership of the Contract to someone other than your spouse, the death benefit is calculated as described in the following pages except all values used to calculate the death benefit, which may include, Highest Anniversary Value as of each fifth Contract Anniversary, Highest Anniversary Value as of each Contract Anniversary and Annual Increase Amount (depending on whether you choose an optional benefit), are reset to the Account Value on the date of the change in Contract owner.

SPOUSAL CONTINUATION. If the beneficiary is your spouse, the beneficiary may be substituted as the owner of the Contract and continue the Contract under the terms and conditions of the Contract that applied prior to the owner's death, with certain exceptions described in the Contract. In that case, the Account Value will be adjusted to equal the death benefit. (Any additional amounts added to the Account Value will be allocated in the same proportions to each balance in an investment division, Enhanced Dollar Cost Averaging Program and the Fixed Account as each bears to the total Account Value.) There would be a second death benefit payable upon the death of the spouse. The spouse is permitted to make additional purchase payments. The spouse would not be permitted to choose any optional benefit available under the Contract, unless the deceased spouse had previously purchased the benefit at issue of the Contract. Any amounts in the Contract would be subject to applicable withdrawal charges except for that portion of the Account Value that is equal to the "step-up" portion of the death benefit.

If the spouse continues the Contract, the second death benefit is calculated as described in the following pages except all values used to calculate the death benefit, which may include the Highest Anniversary Value as of each fifth Contract Anniversary or the Highest Anniversary Value as of each Contract Anniversary, are reset to the Account Value which has been adjusted to include the death benefit on the date the spouse continues the Contract. If the Contract includes the Guaranteed Minimum Income Benefit Max II or the Enhanced Death Benefit Max II, the Annual Increase Amount for the Guaranteed Minimum Income Benefit Max II or the Enhanced Death Benefit Max II is also reset to the Account Value adjusted to include the death benefit on the date the spouse continues the Contract. If the Contract includes the Guaranteed Minimum Income Benefit Plus IV, the Enhanced Death Benefit III, the Guaranteed Minimum Income Benefit Plus III or the Enhanced Death Benefit II, the Annual Increase Amount for the Guaranteed Minimum Income Benefit Plus IV, the Enhanced Death Benefit III, the Guaranteed Minimum Income Benefit Plus III or the Enhanced Death Benefit II is also reset to the Account Value adjusted to include the death benefit on the date the spouse continues the Contract.

Spousal continuation will not satisfy required minimum distribution rules for tax-qualified Contracts other than IRAs.

"STRETCH IRA" CONTRACTS. We permit your beneficiary to hold the Traditional IRA Contract in your name after your death for his/her benefit. We issue a new Contract to your beneficiary to facilitate the distribution of payments. The designated beneficiary's interest in the Contract must be distributed in accordance with minimum required distribution rules for contracts under the income tax regulations over a period no longer than the designated beneficiary's single life expectancy with the distributions beginning within 12 months after the date of your death. The new Contract is issued in the same contract class as your Contract, except, if you had a B Plus Class Contract, the Contract is issued as a B Class Contract. In that case the Account Value would be reset to equal the death benefit on the date the beneficiary submits the necessary documentation in good order. (Any additional amounts added to the Account Value would be allocated in the same proportions to each balance in an investment division and the Fixed Account as each bears to the total Account Value.) There would be a second death benefit payable upon the death of the beneficiary. Your beneficiary is permitted to make additional purchase payments consisting generally of monies which are direct transfers (as defined under the tax law) from other IRA contracts in the name of the same decedent. Any additional purchase payments would be subject to applicable withdrawal charges. The beneficiary may be permitted to choose some optional benefits available under the Contract, but certain Contract provisions or programs may not be available.

If your beneficiary holds the Traditional IRA Contract in your name after your death for his/her benefit, the death benefit would be calculated as described in the following pages except all values used to calculate the death benefit, which may include Highest Anniversary Value as of each fifth Contract Anniversary or Highest Anniversary Value as of each Contract Anniversary, would be reset to the Account Value which has been adjusted to include the death benefit on the date the beneficiary then holds the Contract. If the Contract has the optional Guaranteed Minimum Income Benefit, the Annual Increase Amount is reset to the Account Value which has been adjusted to include the death benefit on the date the beneficiary then holds the Contract. At the death of the beneficiary, the beneficiary's beneficiary may be limited by tax law as to the method of distribution of any death benefit.

"STRETCH NON-QUALIFIED" CONTRACTS. If available in your state, we permit your beneficiary to hold the Non-Qualified Contract in your name after your death for his/her benefit. We issue a new Contract to your beneficiary to facilitate the distribution of payments. The designated beneficiary's interest in the Contract must be distributed in accordance with minimum required distribution rules for contracts under the income tax regulations over a period no longer than the designated beneficiary's single life expectancy with the distributions beginning within 12 months after the date of your death. The new Contract is issued in the same Contract class as your Contract, except, if you had a B Plus Class Contract, the Contract is issued as a B Class Contract. In that case the Account Value would be reset to equal the death benefit on the date the beneficiary submits the necessary documentation in good order. (Any additional amounts added to the Account Value would be allocated in the same proportions to each balance in an investment division and the Fixed Account as each bears to the total Account Value.) There would be a second death benefit payable upon the death of the beneficiary. Your beneficiary is permitted to make additional purchase payments consisting generally of monies which are direct transfers (as defined under the tax law) from other non-qualified contracts in the name of the same decedent. Any additional purchase payments would be subject to applicable withdrawal charges. The beneficiary may be permitted to choose some of the optional benefits available under the Contract, but no optional living benefit options are available and certain Contract provisions or programs may not be available.

If your beneficiary holds the Non-Qualified Contract in your name after your death for his/her benefit, the death benefit would be calculated as described in the following pages except all values used to calculate the death benefit, which may include Highest Anniversary Value as of each fifth Contract Anniversary or Highest Anniversary Value as of each Contract Anniversary, would be reset to the Account Value which has been adjusted to include the death benefit on the date the beneficiary then holds the Contract. If the Contract has an optional Guaranteed Minimum Income Benefit, the Annual Increase Amount is reset to the Account Value which has been adjusted to include the death benefit on the date the beneficiary then holds the Contract. At the death of the beneficiary, the beneficiary's beneficiary may be limited by tax law and our administrative procedures as to the available methods and period of distribution of any death benefit.

TOTAL CONTROL ACCOUNT. The beneficiary may elect to have the Contract's death proceeds paid through a settlement option called the Total Control Account. The Total Control Account is an interest-bearing account through which the beneficiary has immediate and full access to the proceeds, with unlimited draft writing privileges. We credit interest to the account at a rate that will not be less than a guaranteed minimum annual effective rate.

Assets backing the Total Control Accounts are maintained in our general account and are subject to the claims of our creditors. We will bear the investment experience of such assets; however, regardless of the investment experience of such assets, the interest credited to the Total Control Account will never fall below the applicable guaranteed minimum annual effective rate. Because we bear the investment experience of the assets backing the Total Control Accounts, we may receive a profit from these assets. The Total Control Account is not insured by the FDIC or any other governmental agency.

STANDARD DEATH BENEFIT

The Standard Death Benefit is designed to provide protection against adverse investment experience. In general, it guarantees that the death benefit will not be less than the greatest of (1) your Account Value; (2) total purchase payment less partial withdrawals; or (3) your "Highest Anniversary Value" (as described below) as of each fifth Contract Anniversary.

If you die during the pay-in phase and you have not chosen one of the optional death benefits, the death benefit the beneficiary receives will be equal to the greatest of:

1. Your Account Value; or

2. Total purchase payments reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal; or

3. "Highest Anniversary Value" as of each fifth Contract Anniversary, determined as follows:

   .  At issue, the Highest Anniversary Value is your initial purchase payment;

   . Increase the Highest Anniversary Value by each subsequent purchase payment;

   . Reduce the Highest Anniversary Value proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal;

   .  On each fifth Contract Anniversary before your 81st birthday, compare the
      (1) then-Highest Anniversary Value to the (2) current Account Value and
      (3) total purchase payments reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal and set the Highest Anniversary Value equal to the greatest of the three.

   . After the Contract Anniversary immediately preceding your 81st birthday, adjust the Highest Anniversary Value only to:

      . Increase the Highest Anniversary Value by each subsequent purchase payment or

      . Reduce the Highest Anniversary Value proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal.

For purposes of determining the Highest Anniversary Value as of the applicable Contract Anniversary, purchase payments increase the Highest Anniversary Value on a dollar for dollar basis. Partial withdrawals however, reduce the Highest Anniversary Value proportionately, that is the percentage reduction is equal to the dollar amount of the withdrawal (plus applicable withdrawal charges) divided by the Account Value before the withdrawal.

                                   EXAMPLE:

------------------------------------------------------------------------------------------------------
                                                           Date                       Amount
                                               ------------------------------ ------------------------
A   Initial Purchase Payment                             10/1/2011                   $100,000
------------------------------------------------------------------------------------------------------
B   Account Value                                        10/1/2012                   $104,000
                                               (First Contract Anniversary)
------------------------------------------------------------------------------------------------------
C   Death Benefit                                     As of 10/1/2012                $104,000
                                                                              (= greater of A and B)
------------------------------------------------------------------------------------------------------
D   Account Value                                        10/1/2013                    $90,000
                                               (Second Contract Anniversary)
------------------------------------------------------------------------------------------------------
E   Death Benefit                                        10/1/2013                   $100,000
                                                                              (= greater of A and D)
------------------------------------------------------------------------------------------------------
F   Withdrawal                                           10/2/2013                    $9,000
------------------------------------------------------------------------------------------------------
G   Percentage Reduction in Account Value                10/2/2013                      10%
                                                                                      (= F/D)
------------------------------------------------------------------------------------------------------
H   Account Value after Withdrawal                       10/2/2013                    $81,000
                                                                                      (= D-F)
------------------------------------------------------------------------------------------------------
I   Purchase Payments reduced for Withdrawal          As of 10/2/2013                 $90,000
                                                                                   (= A-(A X G))
------------------------------------------------------------------------------------------------------
J   Death Benefit                                        10/2/2013                    $90,000
                                                                              (= greater of H and I)
------------------------------------------------------------------------------------------------------
K   Account Value                                        10/1/2016                   $125,000
------------------------------------------------------------------------------------------------------
L   Death Benefit (Highest Anniversary Value)         As of 10/1/2016                $125,000
                                                    (Fifth Anniversary)       (= greater of I and K)
------------------------------------------------------------------------------------------------------
M   Account Value                                        10/2/2016                   $110,000
------------------------------------------------------------------------------------------------------
N   Death Benefit                                     As of 10/2/2016                $125,000
                                                                              (= greatest of I, L, M)
------------------------------------------------------------------------------------------------------

Notes to Example

Purchaser is age 60 at issue.

Any withdrawal charge withdrawn from the Account Value is included when determining the percentage of Account Value withdrawn.

Account Values on 10/1/13 and 10/2/13 are assumed to be equal prior to the withdrawal.

OPTIONAL DEATH BENEFITS

ANNUAL STEP-UP DEATH BENEFIT

   The Annual Step-Up Death Benefit is designed to provide protection against adverse investment experience. In general, it guarantees that the death benefit will not be less than the greater of (1) your Account Value; or
(2) your "Highest Anniversary Value" (as described below) as of each Contract Anniversary.

You may purchase at application a death benefit that provides that the death benefit amount is equal to the greater of:

1. The Account Value; or

2. "Highest Anniversary Value" as of each Contract Anniversary, determined as follows:

  .   At issue, the Highest Anniversary Value is your initial purchase payment;

  . Increase the Highest Anniversary Value by each subsequent purchase payment;

  . Reduce the Highest Anniversary Value proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal;

  .   On each Contract Anniversary before your 81st birthday, compare the
      (1) then-Highest Anniversary Value to the (2) current Account Value and set the Highest Anniversary Value equal to the greater of the two.

  . After the Contract Anniversary immediately preceding your 81st birthday, adjust the Highest Anniversary Value only to:

     . Increase the Highest Anniversary Value by each subsequent purchase payment or

     . Reduce the Highest Anniversary Value proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal.

For purposes of determining the Highest Anniversary Value as of the applicable Contract Anniversary, purchase payments increase the Highest Anniversary Value on a dollar for dollar basis. Partial withdrawals, however, reduce the Highest Anniversary Value proportionately, that is, the percentage reduction is equal to the dollar amount of the withdrawal (plus applicable withdrawal charges) divided by the Account Value immediately before the withdrawal.

You may not purchase this benefit if you are 78 years of age or older.

The Annual Step-Up Death Benefit is available, for a charge, in addition to the Standard Death Benefit charge, of 0.20% annually of the average daily value of the amount you have in the Separate Account.

                                   EXAMPLE:

-------------------------------------------------------------------------------------------------------------
                                                                   Date                       Amount
                                                       ------------------------------ -----------------------
A   Initial Purchase Payment                                     10/1/2011                   $100,000
-------------------------------------------------------------------------------------------------------------
B   Account Value                                                10/1/2012                   $104,000
                                                       (First Contract Anniversary)
-------------------------------------------------------------------------------------------------------------
C   Death Benefit (Highest Anniversary Value)                 As of 10/1/2012                $104,000
                                                                                      (= greater of A and B)
-------------------------------------------------------------------------------------------------------------
D   Account Value                                                10/1/2013                   $90,000
                                                       (Second Contract Anniversary)
-------------------------------------------------------------------------------------------------------------
E   Death Benefit (Highest Contract Year Anniversary)            10/1/2013                   $104,000
                                                                                      (= greater of B and D)
-------------------------------------------------------------------------------------------------------------
F   Withdrawal                                                   10/2/2013                    $9,000
-------------------------------------------------------------------------------------------------------------
G   Percentage Reduction in Account Value                        10/2/2013                     10%
                                                                                             (= F/D)
-------------------------------------------------------------------------------------------------------------
H   Account Value after Withdrawal                               10/2/2013                   $81,000
                                                                                             (= D-F)
-------------------------------------------------------------------------------------------------------------
I   Highest Anniversary Value reduced for Withdrawal          As of 10/2/2013                $93,600
                                                                                          (= E-(E X G))
-------------------------------------------------------------------------------------------------------------
J   Death Benefit                                                10/2/2013                   $93,600
                                                                                      (= greater of H and I)
-------------------------------------------------------------------------------------------------------------

Notes to Example

Purchaser is age 60 at issue.

Any withdrawal charge withdrawn from the Account Value is included when determining the percentage of Account Value withdrawn.

The Account Values on 10/1/13 and 10/2/13 are assumed to be equal prior to the withdrawal.

THE ENHANCED DEATH BENEFIT MAX II ("EDB MAX II") AND THE ENHANCED DEATH BENEFIT III ("EDB III")

In states where approved, you may select the EDB Max II (subject to investment allocation restrictions) if you are age 75 or younger at the effective date of your Contract and have elected the Guaranteed Minimum Income Benefit Max II. In states where approved, you may select the EDB III (subject to investment allocation restrictions) if you are age 75 or younger at the effective date of your Contract and you have elected the Guaranteed Minimum Income Benefit Plus
IV. If you select the EDB Max II or the EDB III, you may not select the Earnings Preservation Benefit. The Enhanced Death Benefit ("EDB") optional benefits are referred to in your Contract and rider as the "Guaranteed Minimum Death Benefit" or "GMDB".

ENHANCED DEATH BENEFITS MUST BE ELECTED WITH CORRESPONDING GUARANTEED MINIMUM INCOME BENEFITS. The EDB Max II may only be elected if you have elected the Guaranteed Minimum Income Benefit Max II. The EDB III may only be elected if you have elected the Guaranteed Minimum Income Benefit Plus IV. You should understand that by electing both an optional Guaranteed Minimum Income Benefit and an optional Enhanced Death Benefit, you will be paying for and receiving both an income benefit and a death benefit and the cost of the combined optional benefits will be higher than the cost of either an optional Guaranteed Minimum Income Benefit or other available optional death benefit individually. Please note that the standard or other optional death benefits are available under this Contract and are not required to be purchased in combination with an optional Guaranteed Minimum Income Benefit. You should also understand that once Guaranteed Minimum Income Benefit income payments begin under an optional Guaranteed Minimum Income Benefit, the optional Enhanced Death Benefit will be terminated.

ELECTING THE EDB MAX II OR THE EDB III. You should consult with your sales representative when considering whether to elect the EDB Max II or EDB III. Important factors to consider when comparing the two include:

ANNUAL INCREASE RATE. We calculate a death benefit base under both the EDB Max II and EDB III that helps determine the amount of the death benefit your beneficiaries will receive. One of the factors used in calculating the death benefit base is called the "annual increase rate". The annual increase rate under the EDB Max II is 5.5% and the annual increase rate under the EDB III is 4.5%. (See "EFFECT OF REQUIRED MINIMUM DISTRIBUTIONS" below for circumstances under which these percentages may be higher.)

ANNUAL WITHDRAWAL AMOUNT. Each Contract Year, you can withdraw up to a certain percentage of your Annual Increase Amount, and the Annual Increase Amount will be reduced by the dollar amount withdrawn (not proportionately). This percentage is 5.5% under the EDB Max II and 4.5% under the EDB III. (See "EFFECT OF REQUIRED MINIMUM DISTRIBUTIONS" below for circumstances under which these percentages may be higher.)

INVESTMENT ALLOCATION RESTRICTIONS. The EDB III allows you to allocate your purchase payments among a significantly wider variety of investment choices than EDB Max II, including investment choices that may offer the potential for higher returns than the investment choices available with the EDB Max II. See "Investment Allocation Restrictions for the Enhanced Death Benefit Max II and the Enhanced Death Benefit III" below for more information.

If you elect the EDB Max II, you must allocate all of your purchase payments and Account Value among five investment choices, and you will not be able to allocate purchase payments or Account Value to the Fixed Account or to a money market investment choice.

If you elect the EDB III, you must allocate all of your purchase payments and Account Value according to the investment allocation restrictions described above in "Investment Allocation Restrictions for Certain Optional Benefits". If you elect the EDB III, you will be able to allocate purchase payments and Account Value to the Fixed Account and/or a money market investment choice.

SUBSEQUENT PURCHASE PAYMENTS UNDER THE EDB MAX II. If the EDB Max II is no longer available to new customers, or if we make changes in the future to the terms of EDB Max II offered to new customers, we may choose not to permit you to make subsequent purchase payments. You should consider how significant the ability to make subsequent purchase payments is for your long-term investment plans.

EFFECT OF REQUIRED MINIMUM DISTRIBUTIONS. The following only applies to IRAs and other Contracts subject to Section 401(a)(9) of the Internal Revenue Code. As described below, there may be times when the amount of your required minimum distribution (which is based on factors including your age and your Account Value) in relation to the Annual Increase Amount causes the Annual Increase Rate and dollar-for-dollar withdrawal amount to be higher than 4.5% under the EDB III and higher than 5.5% under the EDB Max II.

Both benefits are described in detail below.

DESCRIPTION OF THE EDB MAX II AND THE EDB III.

The EDB Max II or the EDB III is not available with a B Plus Class or C Class Contract in Washington or New York State. The EDB Max II may only be selected if you also select the GMIB Max II and the EDB III may only be selected if you also select GMIB Plus IV. If you select the EDB Max II or the EDB III, you may not select the Earnings Preservation Benefit.

If you select the EDB Max II or EDB III, the amount of the death benefit will be the greater of:

(1)The Account Value; or

(2)The Death Benefit Base.

The Death Benefit Base provides protection against adverse investment experience. It guarantees that the death benefit will not be less than the greater of: (1) the highest Account Value on any Contract Anniversary (adjusted for withdrawals), or (2) the amount of your initial investment (adjusted for withdrawals), accumulated at 5.5% per year under EDB Max II or 4.5% per year under EDB III.

The Death Benefit Base is the greater of (a) or (b) below:

   (a)Highest Anniversary Value: On the date we issue your contract, the Highest Anniversary Value is equal to your initial purchase payment. Thereafter, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal. The percentage reduction in Account Value is the dollar amount of the withdrawal (including any applicable withdrawal charge) divided by the Account Value immediately preceding such withdrawal. On each Contract Anniversary prior to your 81st birthday, the Highest Anniversary Value will be recalculated to equal the greater of the Highest Anniversary Value before the recalculation or the Account Value on the date of the recalculation.

   (b)Annual Increase Amount: On the date we issue your contract, the Annual Increase Amount is equal to your initial purchase payment. All purchase payments received within 120 days of the date we issue your contract will be treated as part of the initial purchase payment for this purpose. Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:

   (i)is purchase payments accumulated at the Annual Increase Rate (as defined below); and

  (ii)is withdrawal adjustments (as defined below) accumulated at the Annual Increase Rate.

The Highest Anniversary Value and Annual Increase Amount are calculated independently of each other. When the Highest Anniversary Value is recalculated and set equal to the Account Value, the Annual Increase Amount is not set equal to the Account Value. See "Optional Step-Up" below for a feature that can be used to reset the Annual Increase Amount to the Account Value.

ANNUAL INCREASE RATE. Through the Contract Anniversary immediately prior to your 91st birthday, the Annual Increase Rate is the greater of:

   (a)5.5% for EDB Max II or 4.5% for EDB III; or

   (b)the required minimum distribution rate (as defined below).

Item (b) only applies to IRAs and other Contracts subject to Section 401(a)(9) of the Internal Revenue Code.

The required minimum distribution rate equals the greater of:

   (1)the required minimum distribution amount for the previous calendar year or for this calendar year (whichever is greater), divided by the Annual Increase Amount at the beginning of the Contract Year;

  (2a)if you enroll only in the automated required minimum distribution service, the total withdrawals during the Contract Year under the automated required minimum distribution service, divided by the Annual Increase Amount at the beginning of the Contract Year; or

  (2b)if you enroll in both the Systematic Withdrawal Program and the automated required minimum distribution service, the total withdrawals during the Contract Year under the (i) Systematic Withdrawal Program (up to a maximum of 5.5% of the Annual Increase Amount at the beginning of the Contract Year for EDB Max II, or 4.5% of the Annual Increase Amount at the beginning of the Contract Year for EDB III) and (ii) the automated required minimum distribution service (which can be used to pay out any amount above the Systematic Withdrawal

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      Program withdrawals that must be withdrawn to fulfill minimum distribution requirements at the end of the calendar year), divided by the Annual Increase Amount at the beginning of the Contract Year.

On the first Contract Anniversary, "at the beginning of the Contract Year" means on the issue date, on a later Contract Anniversary, "at the beginning of the Contract Year" means on the prior Contract Anniversary.

See "Use of Automated Required Minimum Distribution Service and Systematic Withdrawal Program With the EDB Max II and the EDB III" below for more information on the automated required minimum distribution service and the Systematic Withdrawal Program.

If item (b) above (the required minimum distribution rate) is greater than item
(a) above, and your total withdrawals during a Contract Year divided by the Annual Increase Amount at the beginning of the Contract Year exceed the required minimum distribution rate, the required minimum distribution rate is not used to calculate the Annual Increase Rate and the Annual Increase Rate will be reduced to 5.5% for the EDB Max II and 4.5% for the EDB III (item (a)). Therefore, the Annual Increase Rate for that Contract Year will be lower than the required minimum distribution rate, which could have the effect of reducing the value of the death benefit under the Enhanced Death Benefit.

After the Contract Anniversary immediately prior to the owner's 91st birthday, the Annual Increase Rate is 0%.

WITHDRAWAL ADJUSTMENTS. Withdrawal adjustments in a Contract Year are determined according to (a) or (b):

   (a)The withdrawal adjustment for each withdrawal in a Contract Year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in Account Value attributable to that partial withdrawal (including any applicable withdrawal charge); or

   (b)(1) if total withdrawals in a Contract Year are not greater than the Annual Increase Rate multiplied by the Annual Increase Amount at the beginning of the Contract Year; (2) if the withdrawals occur before the Contract Anniversary immediately prior to your 91st birthday; and (3) if these withdrawals are payable to the Contract owner (or the annuitant, if the Contract owner is a non-natural person) or to another payee we agree to, the total withdrawal adjustments for that Contract Year will be set equal to the dollar amount of total withdrawals (including any applicable withdrawal charge) in that Contract Year. These withdrawal adjustments will replace the withdrawal adjustments defined in (a), immediately above, and will be treated as though the corresponding withdrawals occurred at the end of that Contract Year.

As described in (a), immediately above, if in any Contract Year you take cumulative withdrawals that exceed the Annual Increase Rate multiplied by the Annual Increase Amount at the beginning of the Contract Year, the Annual Increase Amount will be reduced in the same proportion that the entire withdrawal (including any applicable withdrawal charge) reduced the Account Value. This reduction may be significant, particularly when the Account Value is lower than the Annual Increase Amount, and could have the effect of reducing or eliminating the value of the death benefit under the Enhanced Death Benefit. Complying with the three conditions described in (b) immediately above (including limiting your cumulative withdrawals during a Contract Year to not more than the Annual Increase Rate multiplied by the Annual Increase Amount at the beginning of the Contract Year) will result in dollar-for-dollar treatment of the withdrawals.

The Highest Anniversary Value does not change after the Contract Anniversary immediately preceding your 81st birthday, except that it is increased for each subsequent purchase payment and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent withdrawal (including any applicable withdrawal charge). The Annual Increase Amount does not change after the Contract Anniversary immediately preceding your 91st birthday, except that it is increased for each subsequent purchase payment and reduced by the withdrawal adjustments described above.

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You may not purchase the EDB Max II or the EDB III if you are 76 years of age or older.

OPTIONAL STEP-UP

On each Contract Anniversary as permitted, you may elect to reset the Annual Increase Amount to the Account Value. An Optional Step-Up may be beneficial if your Account Value has grown at a rate above the Annual Increase Rate or the Annual Increase Amount (5.5% for the EDB Max II or 4.5% for the EDB III). As described below, an Optional Step-Up resets the Annual Increase Amount to the Account Value. After an Optional Step-Up, the Annual Increase Rate will be applied to the new, higher Annual Increase Amount and therefore the amount that may be withdrawn without reducing the Annual Increase Amount on a proportionate basis will increase. HOWEVER, IF YOU ELECT TO RESET THE ANNUAL INCREASE AMOUNT, WE MAY RESET THE EDB MAX II OR EDB III CHARGE TO A RATE THAT DOES NOT EXCEED THE LOWER OF: (A) THE MAXIMUM OPTIONAL STEP-UP CHARGE (1.50%) OR (B) THE CURRENT RATE THAT WE CHARGE FOR THE SAME OPTIONAL BENEFIT AVAILABLE FOR NEW CONTRACT PURCHASES AT THE TIME OF THE OPTIONAL STEP-UP.

An Optional Step-Up is permitted only if: (1) the Account Value exceeds the Annual Increase Amount immediately before the step-up; and (2) the Contract owner (or oldest joint owner or annuitant if the Contract is owned by a non-natural person) is not older than age 80 on the date of the Optional Step-Up.

You may elect either: (1) a one-time Optional Step-Up at any Contract Anniversary provided the above requirements are met, or (2) Optional Step-Ups to occur under the Automatic Annual Step-Up. If you elect Automatic Annual Step-Ups, on any Contract Anniversary while this election is in effect, the Annual Increase Amount will reset to the Account Value automatically, provided the above requirements are met. The same conditions described above will apply to each Automatic Step-Up. You may discontinue this election at any time by notifying us in writing, at your Administrative Office (or by any other method acceptable to us), at least 30 days prior to the Contract Anniversary on which an Optional Step-Up may otherwise occur. Otherwise, it will remain in effect through the seventh Contract Anniversary following the date you make this election, at which point you must make a new election if you want Automatic Annual Step-Ups to continue. If you discontinue or do not re-elect the Automatic Annual Step-Ups, no Optional Step-Up will occur automatically on any subsequent Contract Anniversary unless you make a new election under the terms described above. (If you discontinue Automatic Annual Step-Ups, the optional benefit (and the charge) will continue, and you may choose to elect a one time Optional Step-Up or reinstate Automatic Annual Step-Ups as described above.)

We must receive your request to exercise the Optional Step-Up in writing or any other method acceptable to us. We must receive your request prior to the Contract Anniversary for an Optional Step-Up to occur on that Contract Anniversary.

The Optional Step-Up:

   a) resets the Annual Increase Amount to the Account Value on the Contract Anniversary following the receipt of an Optional Step-Up election; and

   b) may reset the EDB Max II or EDB III charge to a rate we determine, as long as that rate does not exceed the maximum Optional Step-Up charge of 1.50%, provided that this rate will not exceed the rate currently applicable to the same optional benefit available for new Contract purchases at the time of the step-up.

In the event that the charge applicable to Contract purchases at the time of the step-up is higher than your current charge, you will be notified in writing a minimum of 30 days in advance of the applicable Contract Anniversary and be informed that you may choose to decline the Automatic Annual Step-Up. If you choose to decline the Automatic Annual Step-Up, you must notify us in writing at your Administrative Office no less than seven calendar days prior to the applicable Contract Anniversary. Once you notify us of your decision to decline the Automatic Annual Step-Up, you will no longer be eligible for future Automatic Annual Step-Ups until you notify us in writing at your Administrative Office that you wish to reinstate the step-ups. This reinstatement will take effect at the next Contract Anniversary after we receive your request for reinstatement.

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On the date of the optional step-up, the Account Value on that day will be treated as a single purchase payment received on the date of the step-up for purposes of determining the Annual Increase Amount after the step-up. All purchase payments and withdrawal adjustments previously used to calculate the annual increase amount will be set equal to zero on the date of the step-up.

INVESTMENT ALLOCATION RESTRICTIONS FOR THE ENHANCED DEATH BENEFIT MAX II AND THE ENHANCED DEATH BENEFIT III. As noted above the EDB III allows you to allocate your purchase payments among a significantly wider variety of investment choices than the EDB Max II, including investment choices that offer the potential for higher returns than the investment choices available with the EDB Max II. For a detailed description of the EDB Max II and the EDB III investment allocation restrictions see "Investment Allocation Restrictions for Certain Optional Benefits."

If you elect the EDB Max II or the EDB III, you may not participate in any dollar cost averaging program. However you may elect to participate in the Enhanced Dollar Cost Averaging (EDCA) program, provided that your destination investment choices are selected in accordance with the investment allocation restrictions.

INVESTMENT ALLOCATION RESTRICTIONS - COMPARING EDB MAX II AND EDB III. If you elect the EDB Max II, you must allocate 100% of your purchase payments and Account Value among the EDB Max Portfolios. (By contrast, many more investment choices are available if you elect the EDB III; see "Investment Allocation Restrictions for Certain Optional Benefits" for a complete list.) Four of these investment portfolios -- the AllianceBernstein Global Dynamic Allocation Portfolio, AQR Global Risk Balanced Portfolio, BlackRock Global Tactical Strategies Portfolio and MetLife Balanced Plus Portfolio- are designed specifically for use with the EDB Max optional benefits and have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the EDB Max II. For example, certain of the investment portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment choices that are available if the EDB Max II is not selected may offer the potential for higher returns. Before you select the EDB Max II, you and your sales representative should carefully consider whether the five investment choices available with EDB Max II meet your investment objectives and risk tolerance.

RESTRICTIONS ON INVESTMENT ALLOCATIONS IF THE EDB MAX II TERMINATES. If the EDB Max II terminates (see "Terminating the EDB Max II and the EDB III"), you may no longer allocate subsequent purchase payments or transfer Account Value to or among the five EDB Max Portfolios. You may leave Account Value in the EDB Max Portfolios, but once you transfer Account Value to an investment choices that is not one of the EDB Max Portfolios, you will not be permitted to transfer it back to any of those EDB Max Portfolios. If the EDB Max II terminates, you will be permitted to allocate subsequent purchase payments or transfer Account Value to any of the other available investment choices, but not to the Fixed Account.

POTENTIAL RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS FOR THE EDB MAX II. In the future, we may choose not to permit owners of existing Contracts with the EDB Max II to make subsequent purchase payments if: (a) the EDB Max II is no longer available to new customers, or (b) we make certain changes to the terms of EDB Max II offered to new customers (for example, if we change the EDB Max II charge; see your Contract schedule for a list of the other changes). We will notify owners of Contracts with the EDB Max II in advance if we impose restrictions on subsequent purchase payments. If we impose restrictions on subsequent purchase payments, Contract owners will still be permitted to transfer Account Value among the five EDB Max II Portfolios.

TERMINATING THE EDB MAX II AND EDB III. Each benefit will terminate upon the earliest of:

   (a)The date you make a total withdrawal of your Account Value (pro rata portion of the annual charge will apply);

   (b)When your Account Value is not sufficient to pay the charge for this benefit;

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   (c)The date you annuitize your Contract (a pro rata portion of the annual charge will apply);

   (d)A change of the Contract owner or joint Contract owner (or annuitant if the owner is a non-natural person), subject to our administrative procedures (a pro rata portion of the annual charge will apply);

   (e)The date you assign your Contract, subject to our administrative procedures (a pro rata portion of the annual charge will apply);

   (f)The date the death benefit amount is determined (excluding the determination of the death benefit amount under the spousal continuation option); or

   (g)The Contract is terminated.

Under our current administrative procedures, we will waive the termination of the EDB Max II or the EDB III if you assign the Contract under the following limited circumstances. If the assignment is solely for your benefit on account of your direct transfer of Account Value under Section 1035 of the Code to fund premiums for a long term care insurance policy or purchase payments for an annuity contract issued by an insurance company which is not our affiliate and which is licensed to conduct business in any state. All such direct transfers are subject to any applicable withdrawal charges.

USE OF AUTOMATED REQUIRED MINIMUM DISTRIBUTION SERVICE AND SYSTEMATIC WITHDRAWAL PROGRAM WITH THE EDB MAX II AND THE EDB III

For IRAs and other Contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2.

Used with the EDB Max II or the EDB III, our automated required minimum distribution service can help you fulfill minimum distribution requirements with respect to your Contract without reducing the death benefit base on a proportionate basis. (Reducing the death benefit base on a proportionate basis could have the effect of reducing or eliminating the value of the death benefit provided by the EDB Max II or the EDB III.) The automated required minimum distribution service calculates minimum distribution requirements with respect to your Contract and makes payments to you on a monthly, quarterly, semi-annual or annual basis.

Alternatively, you may choose to enroll in both the automated required minimum distribution service and the Systematic Withdrawal Program (see "Access to Your Money - Systematic Withdrawal Program"). In order to avoid taking withdrawals that could reduce the Death Benefit Base on a proportionate basis, withdrawals under the Systematic Withdrawal Program should not exceed 5.5% of the Annual Increase Amount at the beginning of the Contract Year with the EDB Max II or 4.5% of the Annual Increase Amount at the beginning of the Contract Year with the EDB III. Any amounts above 5.5% of the Annual Increase Amount (for the EDB Max II) or 4.5% (for the EDB III) that need to be withdrawn to fulfill minimum distribution requirements can be paid out at the end of the calendar year by the automated required minimum distribution service. For example, if you elected the EDB III and enroll in the Systematic Withdrawal Program and elect to receive monthly payments totaling 4.5% of the Annual Increase Amount, you should also enroll in the automated required minimum distribution service and elect to receive your automated required minimum distribution service payment on an annual basis, after the Systematic Withdrawal Program monthly payment in December.

If you enroll in either the automated required minimum distribution service or both the automated required minimum distribution service and the Systematic Withdrawal Program, you should not make additional withdrawals outside the programs. Additional withdrawals may result in the Death Benefit Base being reduced on a proportionate basis and have the effect of reducing or eliminating the value of the death benefit provided by the EDB Max II or the EDB III.

To enroll in the automated required minimum distribution service and/or the Systematic Withdrawal Program, please contact your Administrative Office.

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EDB AND DECEDENT CONTRACTS.  If you are purchasing this Contract with a non-taxable transfer of the death benefit proceeds of any annuity contract or IRA (or any other tax-qualified arrangement) of which you were the beneficiary and you are "stretching" the distributions under the Internal Revenue Service required distribution rules, you may not purchase an EDB.

CHARGES. The EDB Max II and the EDB III are available for an additional charge of 0.60% of the Death Benefit Base for issue ages 69 and younger and 1.15% for issue ages 70-75, deducted at the end of each Contract Year on the Contract Anniversary, prior to taking into account any Optional Step-Up. As described above, as a result of an Optional Step-Up, the charge may be increased up to a maximum of 1.50%. The charge is made by withdrawing amounts on a pro rata basis from your Fixed Account Value, Enhanced Dollar Cost Averaging Program balance and Separate Account Value. We take amounts from the Separate Account by canceling accumulation units from your Separate Account Value. (The Fixed Account is not available with the EDB Max II and the C Class Contract. The Enhanced Dollar Cost Averaging Program is not available in the C and B Plus Class Contract.)

EDB MAX II AND EDB III -- EXAMPLES

The purpose of these examples is to illustrate the operation of the Death Benefit Base under the EDB Max II and EDB III. (These examples use the Annual Increase Rate for the EDB III, 4.5%. If a Contract is issued with the EDB Max II, the Annual Increase Rate is 5.5% instead of 4.5%. Example (7) shows how required minimum distributions affect the Death Benefit Base when the EDB III is elected with an IRA Contract (or another Contract subject to Section 401(a)(9) of the Internal Revenue Code).

(1)WITHDRAWAL ADJUSTMENTS TO ANNUAL INCREASE AMOUNT

   Dollar-for-dollar adjustment when withdrawal is less than or equal to 4.5% of the Annual Increase Amount from the prior Contract Anniversary

   Assume the initial purchase payment is $100,000 and the EDB III is selected. Assume that during the first Contract Year, $4,500 is withdrawn. Because the withdrawal is less than or equal to 4.5% of the Annual Increase Amount from the prior Contract Anniversary, the Annual Increase Amount is reduced by the withdrawal on a dollar-for-dollar basis to $100,000 ($100,000 increased by 4.5% per year, compounded annually, less $4,500 = $100,000). Assuming no other purchase payments or withdrawals are made before the second Contract Anniversary, the Annual Increase Amount at the second Contract Anniversary will be $104,500 ($100,000 increased by 4.5% per year, compounded annually).

   Proportionate adjustment when withdrawal is greater than 4.5% of the Annual Increase Amount from the prior Contract Anniversary

   Assume the initial purchase payment is $100,000 and the EDB III is selected. Assume the Account Value at the first Contract Anniversary is $100,000. The Annual Increase Amount at the first Contract Anniversary will be $104,500 ($100,000 increased by 4.5% per year, compounded annually). Assume that on the first Contract Anniversary, $10,000 is withdrawn (leaving an account balance of $90,000). Because the withdrawal is greater than 4.5% of the Annual Increase Amount from the prior Contract Anniversary, the Annual Increase Amount is reduced by the value of the Annual Increase Amount immediately prior to the withdrawal ($104,500) multiplied by the percentage reduction in the Account Value attributed to that withdrawal (10%). Therefore, the new Annual Increase Amount is $94,050 ($104,500 x 10% = $10,450; $104,500 - $10,450 = $94,050). Assuming no other purchase payments or withdrawals are made before the second Contract Anniversary, the Annual Increase Amount at the second Contract Anniversary will be $98,282 ($94,050 increased by 4.5% per year, compounded annually).

(2)THE 4.5% ANNUAL INCREASE AMOUNT

   Example

   Assume the contract owner is a male, age 55 at issue, and he elects the EDB
   III. He makes an initial purchase payment of $100,000, and makes no additional purchase payments or partial withdrawals. On the Contract issue date,

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   the 4.5% Annual Increase Amount is equal to $100,000 (the initial purchase payment). The 4.5% Annual Increase Amount is calculated at each Contract Anniversary (through the Contract Anniversary on or following the Contract owner's 90th birthday). At the tenth Contract Anniversary, when the Contract owner is age 65, the 4.5% Annual Increase Amount is $155,297 ($100,000 increased by 4.5% per year, compounded annually). See section (3) below for an example of the calculation of the Highest Anniversary Value.

   Determining a death benefit based on the Annual Increase Amount

   Assume that you make an initial purchase payment of $100,000. Prior to annuitization, your Account Value fluctuates above and below your initial purchase payment depending on the investment performance of the subaccounts you selected. The 4.5% Annual Increase Amount, however, accumulates an amount equal to your purchase payments at the Annual Increase Rate of 4.5% per year, until the Contract Anniversary on or following the Contract owner's 90th birthday. The 4.5% Annual Increase Amount is also adjusted for any withdrawals (including any applicable withdrawal charge) made during this period. The 4.5% Annual Increase Amount is the value upon which a future death benefit amount can be based (if it is greater than the Highest Anniversary Value and Account Value on the date the death benefit amount is determined).

(3)THE HIGHEST ANNIVERSARY VALUE

   Example

   Assume, as in the example in section (2) above, the Contract owner is a male, age 55 at issue, and he elects the EDB III. He makes an initial purchase payment of $100,000, and makes no additional purchase payments or partial withdrawals. On the Contract issue date, the Highest Anniversary Value is equal to $100,000 (the initial purchase payment). Assume the Account Value on the first Contract Anniversary is $108,000 due to good market performance. Because the Account Value is greater than the Highest Anniversary Value ($100,000), the Highest Anniversary Value is set equal to the Account Value ($108,000). Assume the Account Value on the second Contract Anniversary is $102,000 due to poor market performance. Because the Account Value is less than the Highest Anniversary Value ($108,000), the Highest Anniversary Value remains $108,000.

   Assume this process is repeated on each Contract Anniversary until the tenth Contract Anniversary, when the Account Value is $150,000 and the Highest Anniversary Value is $145,000. The Highest Anniversary Value is set equal to the Account Value ($150,000).

   Determining a death benefit based on the Highest Anniversary Value

   Prior to annuitization, the Highest Anniversary Value begins to lock in growth. The Highest Anniversary Value is adjusted upward each Contract Anniversary if the Account Value at that time is greater than the amount of the current Highest Anniversary Value. Upward adjustments will continue until the Contract Anniversary immediately prior to the Contract owner's 81st birthday. The Highest Anniversary Value also is adjusted for any withdrawals taken (including any applicable withdrawal charge) or any additional payments made. The Highest Anniversary Value is the value upon which a future death benefit amount can be based (if it is greater than the Annual Increase Amount and Account Value on the date the death benefit amount is determined).

(4)PUTTING IT ALL TOGETHER

   Example

   Continuing the examples in sections (2) and (3) above, assume the contract owner dies after the tenth Contract Anniversary but prior to the eleventh Contract Anniversary, and on the date the death benefit amount is determined, the Account Value is $140,000 due to poor market performance. Because the 4.5% Annual Increase Amount ($155,297) is greater than the Highest Anniversary Value ($150,000), the 4.5% Annual Increase Amount ($155,297) is

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   used as the Death Benefit Base. Because the Death Benefit Base ($155,297) is
   greater than the Account Value ($140,000), the Death Benefit Base will be the death benefit amount.

   The above example does not take into account the impact of premium and other taxes. THE DEATH BENEFIT BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE DEATH BENEFIT AMOUNT AND THE CHARGE FOR THE BENEFIT.

(5)THE OPTIONAL STEP-UP

   Assume your initial purchase payment is $100,000 and no withdrawals are taken. The 4.5% Annual Increase Amount increases to $104,500 on the first anniversary ($100,000 increased by 4.5% per year, compounded annually). Assume your Account Value at the first Contract Anniversary is $110,000 due to good market performance, and you elect an Optional Step-Up.

   The effect of the Optional Step-Up election is:

   (1)The 4.5% Annual Increase Amount resets from $104,500 to $110,000; and

   (2)The EDB III charge is reset to the fee we charge new Contract owners for the EDB III at that time.

   The 4.5% Annual Increase Amount increases to $114,950 on the second anniversary ($110,000 increased by 4.5% per year, compounded annually). Assume your Account Value at the second Contract Anniversary is $112,000 due to poor market performance. You may NOT elect an Optional Step-Up at this time, because the Account Value is less than the 4.5% Annual Increase Amount.

(6)THE OPTIONAL STEP-UP: AUTOMATIC ANNUAL STEP-UP

   Assume your initial purchase payment is $100,000 and no withdrawals are taken. The 4.5% Annual Increase Amount increases to $104,500 on the first anniversary ($100,000 increased by 4.5% per year, compounded annually). Assume your Account Value at the first Contract Anniversary is $110,000 due to good market performance, and you elected Optional Step-Ups to occur under the Automatic Annual Step-Up feature prior to the first Contract Anniversary. Because your Account Value is higher than your 4.5% Annual Increase Amount, an Optional Step-Up will automatically occur.

   The effect of the Optional Step-Up is:

   (1)The 4.5% Annual Increase Amount automatically resets from $104,500 to $110,000; and

   (2)The EDB III charge is reset to the fee we charge new contract owners for the EDB III at that time.

   The 4.5% Annual Increase Amount increases to $114,950 on the second anniversary ($110,000 increased by 4.5% per year, compounded annually). Assume your Account Value at the second Contract Anniversary is $120,000 due to good market performance, and you have not discontinued the Automatic Annual Step-Up feature. Because your Account Value is higher than your 4.5% Annual Increase Amount, an Optional Step-Up will automatically occur.

   The effect of the Optional Step-Up is:

   (1)The 4.5% Annual Increase Amount automatically resets from $114,950 to $120,000; and

   (2)The EDB III charge is reset to the fee we charge new contract owners for the EDB III at that time.

   Assume your Account Value increases by $10,000 at each Contract Anniversary in years three through seven. At each Contract Anniversary, your Account Value would exceed the 4.5% Annual Increase Amount and an Optional Step-Up would automatically occur (provided you had not discontinued the Automatic Annual Step-Up feature, and other requirements were met).

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   The effect of the Optional Step-Up is:

   (1)The 4.5% Annual Increase Amount automatically resets to the higher Account Value; and

   (2)The EDB III charge is reset to the fee we charge new contract owners for the EDB III at that time.

   After the seventh Contract Anniversary, the initial Automatic Annual Step-Up election expires. Assume you do not make a new election of the Automatic Annual Step-Up. The 4.5% Annual Increase Amount increases to $177,650 on the eighth anniversary ($170,000 increased by 4.5% per year, compounded annually). Assume your Account Value at the eighth Contract Anniversary is $160,000 due to poor market performance. An Optional Step-Up is NOT permitted because your Account Value is lower than your 4.5% Annual Increase Amount. However, because the Optional Step-Up has locked-in previous gains, the 4.5% Annual Increase Amount remains at $177,650 despite poor market performance, and, provided the optional benefit continues in effect, will continue to grow at 4.5% annually (subject to adjustments for additional purchase payments and/or withdrawals) through the Contract Anniversary on or after your 90th birthday. Also, note the EDB III charge remains at its current level.

(7)REQUIRED MINIMUM DISTRIBUTION EXAMPLES

   The following examples only apply to IRAs and other Contracts subject to
   Section 401(a)(9) of the Internal Revenue Code. Assume an IRA contract is issued on September 1, 2011 and the EDB III is selected. Assume that on the first Contract Anniversary (September 1, 2012), the Annual Increase Amount is $100,000. Assume the required minimum distribution amount for 2012 with respect to this contract is $6,000, and the required minimum distribution amount for 2013 with respect to this contract is $7,200. Assume that on both the first Contract Anniversary (September 1, 2012) and the second Contract Anniversary (September 1, 2013) the account value is $100,000. On the second Contract Anniversary, the Annual Increase Rate is the greatest of:

   (a)4.5%;

   (b)the total withdrawals during the Contract Year under the automated required minimum distribution service and/or the Systematic Withdrawal Program (up to a maximum of 4.5% of the Annual Increase Amount at the beginning of the Contract Year), divided by the Annual Increase Amount at the beginning of the Contract Year; or

   (c)the required minimum distribution amount for 2012 ($6,000) or for 2013 ($7,200), whichever is greater, divided by the Annual Increase Amount as of September 1, 2012 ($100,000).

   Because $7,200 (the required minimum distribution amount for 2013) is greater than $6,000 (the required minimum distribution amount for 2012),
   (c) is equal to $7,200 divided by $100,000, or 7.2%.

   (i)Withdrawals Through the Automated Required Minimum Distribution Service

   If the Contract owner enrolls in the automated required minimum distribution service and elects monthly withdrawals, the owner will receive $6,800 over the second Contract Year (from September 2012 through August 2013). Assuming the Contract owner makes no withdrawals outside the automated required minimum distribution service, on September 1, 2013, the Annual Increase Amount will be increased to $100,400. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn through the automated required minimum distribution service ($6,800): $100,000 increased by 7.2% = $107,200; $107,200 - $6,800 = $100,400.

   (Why does the Contract owner receive $6,800 under the automated required minimum distribution service in this example? From September through December 2012, the owner receives $500 per month ($500 equals the $6,000 required minimum distribution amount for 2012 divided by 12). From January through August 2013, the Contract owner receives $600 per month ($600 equals the $7,200 required minimum distribution amount for 2013 divided by 12). The Contract owner receives $2,000 in 2012 and $4,800 in 2013, for a total of $6,800.)

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  (ii)Withdrawals Outside the Automated Required Minimum Distribution Service

   If the Contract owner withdraws the $6,000 required minimum distribution amount for 2012 in December 2012 and makes no other withdrawals from September 2012 through August 2013, the Annual Increase Amount on September 1, 2013 will be $101,200. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the Annual Increase Rate (7.2%) and subtracting the total amount withdrawn ($6,000):
   $100,000 increased by 7.2% = $107,200; $107,200 - $6,000 = $101,200.

   If the Contract owner withdraws the $7,200 required minimum distribution amount for 2013 in January 2013 and makes no other withdrawals from September 2012 through August 2013, the Annual Increase Amount on September 1, 2013 will be $100,000. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the Annual Increase Rate (7.2%) and subtracting the total amount withdrawn ($7,200):
   $100,000 increased by 7.2% = $107,200; $107,200 - $7,200 = $100,000.

 (iii)Withdrawals in Excess of the Required Minimum Distribution Amounts

   Assume the Contract owner withdraws $7,250 on September 1, 2012 and makes no other withdrawals before the second Contract Anniversary. Because the $7,250 withdrawal exceeds the required minimum distribution amounts for 2012 and 2013, the Annual Increase Rate will be 4.5% and the Annual Increase Amount on the second Contract Anniversary (September 1, 2013) will be $96,923.75. On September 1, 2012, the Annual Increase Amount is reduced by the value of the Annual Increase Amount immediately prior to the withdrawal ($100,000) multiplied by the percentage reduction in the Account Value attributed to the withdrawal (7.25%). Therefore, the new Annual Increase Amount is $92,750 ($100,000 X 7.25% = $7,250; $100,000 - $7,250 = $92,750). Assuming no other purchase payments or withdrawals are made before the second Contract Anniversary, the Annual Increase Amount on the second Contract Anniversary (September 1, 2013) will be $96,923.75 ($92,750 increased by 4.5% per year compounded annually).

  (iv)No Withdrawals

   If the Contract owner fulfills the minimum distribution requirements by making withdrawals from other IRA accounts and does not make any withdrawals from this Contract, the Annual Increase Amount on September 1, 2013 will be $107,200. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the Annual Increase Rate (7.2%) and subtracting the total amount withdrawn from the Contract ($0).

THE ENHANCED DEATH BENEFIT II ("EDB II")

The EDB II is currently only available in Nevada (subject to investment allocation restrictions) if you are age 75 or younger at the effective date of your contract and you have elected the Guaranteed Minimum Income Benefit Plus
III. If you select an Enhanced Death Benefit, you may not select the Earnings Preservation Benefit. The Enhanced Death Benefit ("EDB") optional benefits are referred to in your Contract and rider as the "Guaranteed Minimum Death Benefit" or "GMDB".

THE EDB II MUST BE ELECTED WITH THE GUARANTEED MINIMUM INCOME BENEFIT PLUS
III. The EDB II may only be elected if you have elected the Guaranteed Minimum Income Benefit Plus III. You should understand that by electing both an optional Guaranteed Minimum Income Benefit and an optional Enhanced Death Benefit, you will be paying for and receiving both an income benefit and a death benefit and the cost of the combined optional benefits will be higher than the cost of either an optional Guaranteed Minimum Income Benefit or other available optional death benefit individually. Please note that the standard or other optional death benefits are available under this Contract and are not required to be purchased in combination with an optional Guaranteed Minimum Income Benefit. You should also understand that once Guaranteed Minimum Income Benefit income payments begin under an optional Guaranteed Minimum Income Benefit, the optional Enhanced Death Benefit will be terminated.

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INTRODUCTION TO THE EDB II.  The EDB II is described in detail below. Important factors to consider when deciding to elect the EDB II include:

ANNUAL INCREASE RATE. We calculate a Death Benefit Base under the EDB II that helps determine the amount of the death benefit your beneficiaries will receive. One of the factors used in calculating the Death Benefit Base is called the "annual increase rate". The Annual Increase Rate is 5%. (See "EFFECT OF REQUIRED MINIMUM DISTRIBUTIONS" below for circumstances under which these percentages may be higher.)

ANNUAL WITHDRAWAL AMOUNT. Each Contract Year, you can withdraw up to a certain percentage of your Annual Increase Amount, and the Annual Increase Amount will be reduced by the dollar amount withdrawn (not proportionately). This percentage is 5%. (See "EFFECT OF REQUIRED MINIMUM DISTRIBUTIONS" below for circumstances under which these percentages may be higher.)

INVESTMENT ALLOCATION RESTRICTIONS. If you elect the EDB II, you must allocate all of your purchase payments and Account Value according to the investment allocation restrictions described in "Investment Allocation Restrictions for Certain Optional Benefits." If you elect the EDB II, you will be able to allocate purchase payments and Account Value to the Fixed Account and/or a money market investment choice.

EFFECT OF REQUIRED MINIMUM DISTRIBUTIONS. The following only applies to IRAs and other Contracts subject to Section 401(a)(9) of the Internal Revenue Code. As described below, there may be times when the amount of your required minimum distribution (which is based on factors including your age and your Account Value) in relation to the Annual Increase Amount causes the Annual Increase Rate and dollar-for-dollar withdrawal amount to be higher than 5% under the EDB II.

DESCRIPTION OF THE EDB II.

The EDB II may only be selected if you also select the Guaranteed Minimum Income Benefit Plus III. If you select the EDB II, you may not select the Earnings Preservation Benefit.

If you select EDB II, the amount of the death benefit will be the greater of:

(1) the Account Value; or

(2) the Death Benefit Base.

The Death Benefit Base provides protection against adverse investment experience. It guarantees that the death benefit will not be less than the greater of: (1) the highest Account Value on any Contract Anniversary (adjusted for withdrawals), or (2) the amount of your initial investment (adjusted for withdrawals), accumulated at 5% per year.

The Death Benefit Base is the greater of (a) or (b) below:

   (a)Highest Anniversary Value: On the date we issue your contract, the Highest Anniversary Value is equal to your initial purchase payment. Thereafter, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal. The percentage reduction in Account Value is the dollar amount of the withdrawal (including any applicable withdrawal charge) divided by the Account Value immediately preceding such withdrawal. On each Contract Anniversary prior to your 81st birthday, the Highest Anniversary Value will be recalculated to equal the greater of the Highest Anniversary Value before the recalculation or the Account Value on the date of the recalculation.

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   (b)Annual Increase Amount: On the date we issue your contract, the Annual
      Increase Amount is equal to your initial purchase payment. All purchase payments received within 120 days of the date we issue your contract will be treated as part of the initial purchase payment for this purpose. Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:

   (i)is purchase payments accumulated at the Annual Increase Rate (as defined below); and

  (ii)is withdrawal adjustments (as defined below) accumulated at the Annual Increase Rate.

The Highest Anniversary Value and Annual Increase Amount are calculated independently of each other. When the Highest Anniversary Value is recalculated and set equal to the Account Value, the Annual Increase Amount is not set equal to the Account Value. See "Optional Step-Up" below for a feature that can be used to reset the Annual Increase Amount to the Account Value.

ANNUAL INCREASE RATE. Through the Contract Anniversary immediately prior to your 91st birthday, the Annual Increase Rate is the greater of:

   (a)5%; or

   (b)the required minimum distribution rate (as defined below).

Item (b) only applies to IRAs and other Contracts subject to Section 401(a)(9) of the Internal Revenue Code.

The required minimum distribution rate equals the greater of:

   (1)the required minimum distribution amount for the previous calendar year or for this calendar year (whichever is greater), divided by the Annual Increase Amount at the beginning of the Contract Year;

  (2a)if you enroll only in the automated required minimum distribution service, the total withdrawals during the Contract Year under the automated required minimum distribution service, divided by the Annual Increase Amount at the beginning of the Contract Year; or

  (2b)if you enroll in both the Systematic Withdrawal Program and the automated required minimum distribution service, the total withdrawals during the Contract Year under (i) the Systematic Withdrawal Program (up to a maximum of 5% of the Annual Increase Amount at the beginning of the Contract Year) and (ii) the automated required minimum distribution service (which can be used to pay out any amount above the Systematic Withdrawal Program withdrawals that must be withdrawn to fulfill minimum distribution requirements at the end of the calendar year), divided by the Annual Increase Amount at the beginning of the Contract Year.

On the first Contract Anniversary, "at the beginning of the Contract Year" means on the issue date, on a later Contract Anniversary, "at the beginning of the Contract Year" means on the prior Contract Anniversary.

See "Use of Automated Required Minimum Distribution Service and Systematic Withdrawal Program With the EDB II" below for more information on the automated required minimum distribution service and the Systematic Withdrawal Program.

If item (b) above (the required minimum distribution rate) is greater than item
(a) above, and your total withdrawals during a Contract Year, divided by the Annual Increase Amount at the beginning of the Contract Year, exceed the required minimum distribution rate, the required minimum distribution rate is not used to calculate the Annual Increase Rate and the Annual Increase Rate will be reduced to 5% (item (a)). Therefore, the Annual Increase Rate for that Contract Year will be lower than the required minimum distribution rate, which could have the effect of reducing the value of the death benefit under the EDB II.

After the Contract Anniversary immediately prior to your 91st birthday, the Annual Increase Rate is 0%.

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WITHDRAWAL ADJUSTMENTS.  Withdrawal adjustments in a Contract Year are determined according to (a) or (b):

   (a)The withdrawal adjustment for each withdrawal in a Contract Year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in Account Value attributable to that partial withdrawal (including any applicable withdrawal charge); or

   (b)(1) if total withdrawals in a Contract Year are not greater than the Annual Increase Rate multiplied by the Annual Increase Amount at the beginning of the Contract Year; (2) if the withdrawals occur before the Contract Anniversary immediately prior to your 91st birthday; and (3) if these withdrawals are payable to the Contract owner (or the annuitant, if the Contract owner is a non-natural person) or to another payee we agree to, the total withdrawal adjustments for that Contract Year will be set equal to the dollar amount of total withdrawals (including any applicable withdrawal charge) in that Contract Year. These withdrawal adjustments will replace the withdrawal adjustments defined in (a), immediately above, and will be treated as though the corresponding withdrawals occurred at the end of that Contract Year.

      As described in (a), immediately above, if in any Contract Year you take cumulative withdrawals that exceed the Annual Increase Rate multiplied by the Annual Increase Amount at the beginning of the Contract Year, the Annual Increase Amount will be reduced in the same proportion that the entire withdrawal (including any applicable withdrawal charge) reduced the Account Value. This reduction may be significant, particularly when the Account Value is lower than the Annual Increase Amount, and could have the effect of reducing or eliminating the value of the death benefit under the Enhanced Death Benefit. Complying with the three conditions described in (b) immediately above (including limiting your cumulative withdrawals during a Contract Year to not more than the Annual Increase Rate multiplied by the Annual Increase Amount at the beginning of the Contract Year) will result in dollar-for-dollar treatment of the withdrawals.

The Highest Anniversary Value does not change after the Contract Anniversary immediately preceding your 81st birthday, except that it is increased for each subsequent purchase payment and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent withdrawal (including any applicable withdrawal charge). The Annual Increase Amount does not change after the Contract Anniversary immediately preceding your 91st birthday, except that it is increased for each subsequent purchase payment and reduced by the withdrawal adjustments described above.

You may not purchase the EDB II if you are 76 years of age or older.

OPTIONAL STEP-UP

On each Contract Anniversary as permitted, you may elect to reset the Annual Increase Amount to the Account Value. An Optional Step-Up may be beneficial if your Account Value has grown at a rate above the Annual Increase Rate on the Annual Increase Amount (5%). As described below, an Optional Step-Up resets the Annual Increase Amount to the Account Value. After an Optional Step-Up, the Annual Increase Rate will be applied to the new, higher Annual Increase Amount and therefore the amount that may be withdrawn without reducing the Annual Increase Amount on a proportionate basis will increase. HOWEVER, IF YOU ELECT TO RESET THE ANNUAL INCREASE AMOUNT, WE MAY RESET THE EDB II CHARGE TO A RATE THAT DOES NOT EXCEED THE LOWER OF: (A) THE MAXIMUM OPTIONAL STEP-UP CHARGE (1.50%) OR (B) THE CURRENT RATE THAT WE CHARGE FOR THE SAME OPTIONAL BENEFIT AVAILABLE FOR NEW CONTRACT PURCHASES AT THE TIME OF THE OPTIONAL STEP-UP.

An Optional Step-Up is permitted only if: (1) the Account Value exceeds the Annual Increase Amount immediately before the step-up; and (2) the Contract owner (or oldest joint owner or annuitant if the Contract is owned by a non-natural person) is not older than age 80 on the date of the Optional Step-Up.

You may elect either: (1) a one-time Optional Step-Up at any Contract Anniversary provided the above requirements are met, or (2) Optional Step-Ups to occur under the Automatic Annual Step-Up. If you elect Automatic Annual Step-Ups, on

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any Contract Anniversary while this election is in effect, the Annual Increase
Amount will reset to the Account Value automatically, provided the above requirements are met. The same conditions described above will apply to each Automatic Step-Up. You may discontinue this election at any time by notifying us in writing, at your Administrative Office (or by any other method acceptable to us), at least 30 days prior to the Contract Anniversary on which an Optional Step-Up may otherwise occur. Otherwise, it will remain in effect through the seventh Contract Anniversary following the date you make this election, at which point you must make a new election if you want Automatic Annual Step-Ups to continue. If you discontinue or do not re-elect the Automatic Annual Step-Ups, no Optional Step-Up will occur automatically on any subsequent Contract Anniversary unless you make a new election under the terms described above. (If you discontinue Automatic Annual Step-Ups, the optional benefit (and the charge) will continue, and you may choose to elect a one time Optional Step-Up or reinstate Automatic Annual Step-Ups as described above.)

We must receive your request to exercise the Optional Step-Up in writing or any other method acceptable to us. We must receive your request prior to the Contract Anniversary for an Optional Step-Up to occur on that Contract Anniversary.

The Optional Step-Up:

   a) resets the Annual Increase Amount to the Account Value on the Contract Anniversary following the receipt of an Optional Step-Up election; and

   b) may reset the EDB II charge to a rate we determine, as long as that rate does not exceed the maximum Optional Step-Up charge of 1.50%, provided that this rate will not exceed the rate currently applicable to the same optional benefit available for new Contract purchases at the time of the step-up.

In the event that the charge applicable to Contract purchases at the time of the step-up is higher than your current charge, you will be notified in writing a minimum of 30 days in advance of the applicable Contract Anniversary and be informed that you may choose to decline the Automatic Annual Step-Up. If you choose to decline the Automatic Annual Step-Up, you must notify us in writing at your Administrative Office no less than seven calendar days prior to the applicable Contract Anniversary. Once you notify us of your decision to decline the Automatic Annual Step-Up, you will no longer be eligible for future Automatic Annual Step-Ups until you notify us in writing at your Administrative Office that you wish to reinstate the step-ups. This reinstatement will take effect at the next Contract Anniversary after we receive your request for reinstatement.

On the date of the step-up, the Account Value on that day will be treated as a single purchase payment received on the date of the step-up for purposes of determining the Annual Increase Amount after the step-up. All purchase payments and withdrawal adjustments previously used to calculate the annual increase amount will be set equal to zero on the date of the step-up.

INVESTMENT ALLOCATION RESTRICTIONS. For a detailed description of the EDB II investment allocation restrictions see "Investment Allocation Restrictions for Certain Optional Benefits."

If you elect the EDB II, you may not participate in any dollar cost averaging program. However you may elect to participate in the Enhanced Dollar Cost Averaging ("EDCA") program, provided that your destination investment choices are selected in accordance with the investment allocation restrictions.

TERMINATING THE EDB II. The optional benefit will terminate upon the earliest of:

   (a)The date you make a total withdrawal of your Account Value (pro rata portion of the annual charge will apply);

   (b)When your Account Value is not sufficient to pay the charge for this benefit;

   (c)The date you annuitize your Contract (a pro rata portion of the annual charge will apply);

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   (d)A change of the Contract owner or joint Contract owner (or annuitant if the owner is a non-natural person), subject to our administrative procedures (a pro rata portion of the annual charge will apply);

   (e)The date you assign your Contract, subject to our administrative procedures (a pro rata portion of the annual charge will apply);

   (f)The date the death benefit amount is determined (excluding the determination of the death benefit amount under the spousal continuation option); or

   (g)The Contract is terminated.

Under our current administrative procedures, we will waive the termination of the EDB II if you assign the Contract under the following limited circumstances. If the assignment is solely for your benefit on account of your direct transfer of Account Value under Section 1035 of the Code to fund premiums for a long term care insurance policy or purchase payments for an annuity contract issued by an insurance company which is not our affiliate and which is licensed to conduct business in any state. All such direct transfers are subject to any applicable withdrawal charges.

USE OF AUTOMATED REQUIRED MINIMUM DISTRIBUTION SERVICE AND SYSTEMATIC WITHDRAWAL PROGRAM WITH THE EDB II

For IRAs and other Contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2.

Used with the EDB II, our automated required minimum distribution service can help you fulfill minimum distribution requirements with respect to your Contract without reducing the death benefit base on a proportionate basis. (Reducing the death benefit base on a proportionate basis could have the effect of reducing or eliminating the value of the death benefit provided by the EDB II.) The automated required minimum distribution service calculates minimum distribution requirements with respect to your Contract and makes payments to you on a monthly, quarterly, semi-annual or annual basis.

Alternatively, you may choose to enroll in both the automated required minimum distribution service and the Systematic Withdrawal Program (see "Access to Your Money - Systematic Withdrawal Program"). In order to avoid taking withdrawals that could reduce the Death Benefit Base on a proportionate basis, withdrawals under the Systematic Withdrawal Program should not exceed 5% of the Annual Increase Amount at the beginning of the Contract Year. Any amounts above 5% that need to be withdrawn to fulfill minimum distribution requirements can be paid out at the end of the calendar year by the automated required minimum distribution service. For example, if you elected EDB II and enroll in the Systematic Withdrawal Program and elect to receive monthly payments totaling 5% of the Annual Increase Amount, you should also enroll in the automated required minimum distribution service and elect to receive your automated required minimum distribution service payment on an annual basis, after the Systematic Withdrawal Program monthly payment in December.

If you enroll in either the automated required minimum distribution service or both the automated required minimum distribution service and the Systematic Withdrawal Program, you should not make additional withdrawals outside the programs. Additional withdrawals may result in the Death Benefit Base being reduced on a proportionate basis and have the effect of reducing or eliminating the value of the death benefit provided by the EDB II.

To enroll in the automated required minimum distribution service and/or the Systematic Withdrawal Program, please contact your Administrative Office.

EDB AND DECEDENT CONTRACTS. If you are purchasing this Contract with a non-taxable transfer of the death benefit proceeds of any annuity contract or IRA (or any other tax-qualified arrangement) of which you were the beneficiary and you are "stretching" the distributions under the Internal Revenue Service required distribution rules, you may not purchase an EDB.

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CHARGES.  The EDB II is available for an additional charge of 0.60% of the
Death Benefit Base for issue ages 69 and younger and 1.15% for issue ages 70-75, deducted at the end of each Contract Year on the Contract Anniversary, prior to taking into account any Optional Step-Up. As described above, as a result of an Optional Step-Up, the charge may be increased up to a maximum of 1.50%. The charge is made by withdrawing amounts on a pro rata basis from your Fixed Account Value, Enhanced Dollar Cost Averaging Program balance and Separate Account Value. We take amounts from the Separate Account by canceling accumulation units from your Separate Account Value. (The Fixed Account is not available with the C Class Contract. The Enhanced Dollar Cost Averaging Program is not available in the C and B Plus Class Contract.)

EDB II -- EXAMPLES

The purpose of these examples is to illustrate the operation of the Death Benefit Base under the EDB II. Example (7) shows how required minimum distributions affect the Death Benefit Base when the EDB II is elected with an IRA Contract (or another contract subject to Section 401(a)(9) of the Internal Revenue Code).

(1)WITHDRAWAL ADJUSTMENTS TO ANNUAL INCREASE AMOUNT

   Dollar-for-dollar adjustment when withdrawal is less than or equal to 5% of the Annual Increase Amount from the prior Contract Anniversary

   Assume the initial purchase payment is $100,000 and the EDB II is selected. Assume that during the first Contract Year, $5,000 is withdrawn. Because the withdrawal is less than or equal to 5% of the Annual Increase Amount from the prior Contract Anniversary, the Annual Increase Amount is reduced by the withdrawal on a dollar-for-dollar basis to $100,000 ($100,000 increased by 5% per year, compounded annually, less $5,000 = $100,000). Assuming no other purchase payments or withdrawals are made before the second Contract Anniversary, the Annual Increase Amount at the second Contract Anniversary will be $105,000 ($100,000 increased by 5% per year, compounded annually).

   Proportionate adjustment when withdrawal is greater than 5% of the Annual Increase Amount from the prior Contract Anniversary

   Assume the initial purchase payment is $100,000 and the EDB II is selected. Assume the Account Value at the first Contract Anniversary is $100,000. The Annual Increase Amount at the first Contract Anniversary will be $105,000 ($100,000 increased by 5% per year, compounded annually). Assume that on the first Contract Anniversary, $10,000 is withdrawn (leaving an account balance of $90,000). Because the withdrawal is greater than 5% of the Annual Increase Amount from the prior Contract Anniversary, the Annual Increase Amount is reduced by the value of the Annual Increase Amount immediately prior to the withdrawal ($105,000) multiplied by the percentage reduction in the Account Value attributed to that withdrawal (10%). Therefore, the new Annual Increase Amount is $94,500 ($105,000 x 10% = $10,500; $105,000 -
   $10,500 = $94,500). Assuming no other purchase payments or withdrawals are made before the second Contract Anniversary, the Annual Increase Amount at the second Contract Anniversary will be $99,225 ($94,500 increased by 5% per year, compounded annually).

(2)THE 5% ANNUAL INCREASE AMOUNT

   Example

   Assume the Contract owner is a male, age 55 at issue, and he elects the EDB
   II. He makes an initial purchase payment of $100,000, and makes no additional purchase payments or partial withdrawals. On the contract issue date, the 5% Annual Increase Amount is equal to $100,000 (the initial purchase payment). The 5% Annual Increase Amount is calculated at each Contract Anniversary (through the Contract Anniversary on or following the Contract owner's 90th birthday). At the tenth Contract Anniversary, when the contract owner is age 65, the 5% Annual Increase Amount is $162,889
   ($100,000 increased by 5% per year, compounded annually). See section
   (3) below for an example of the calculation of the Highest Anniversary Value.

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   Determining a death benefit based on the Annual Increase Amount

   Assume that you make an initial purchase payment of $100,000. Prior to annuitization, your Account Value fluctuates above and below your initial purchase payment depending on the investment performance of the subaccounts you selected. The 5% Annual Increase Amount, however, accumulates an amount equal to your purchase payments at the Annual Increase Rate of 5% per year, until the Contract Anniversary on or following the contract owner's 90th birthday. The 5% Annual Increase Amount is also adjusted for any withdrawals (including any applicable withdrawal charge) made during this period. The 5% Annual Increase Amount is the value upon which a future death benefit amount can be based (if it is greater than the Highest Anniversary Value and Account Value on the date the death benefit amount is determined).

(3)THE HIGHEST ANNIVERSARY VALUE

   Example

   Assume, as in the example in section (2) above, the contract owner is a male, age 55 at issue, and he elects the EDB II. He makes an initial purchase payment of $100,000, and makes no additional purchase payments or partial withdrawals. On the contract issue date, the Highest Anniversary Value is equal to $100,000 (the initial purchase payment). Assume the Account Value on the first Contract Anniversary is $108,000 due to good market performance. Because the Account Value is greater than the Highest Anniversary Value ($100,000), the Highest Anniversary Value is set equal to the Account Value ($108,000). Assume the Account Value on the second Contract Anniversary is $102,000 due to poor market performance. Because the Account Value is less than the Highest Anniversary Value ($108,000), the Highest Anniversary Value remains $108,000.

   Assume this process is repeated on each Contract Anniversary until the tenth Contract Anniversary, when the Account Value is $155,000 and the Highest Anniversary Value is $150,000. The Highest Anniversary Value is set equal to the Account Value ($155,000).

   Determining a death benefit based on the Highest Anniversary Value

   Prior to annuitization, the Highest Anniversary Value begins to lock in growth. The Highest Anniversary Value is adjusted upward each Contract Anniversary if the Account Value at that time is greater than the amount of the current Highest Anniversary Value. Upward adjustments will continue until the Contract Anniversary immediately prior to the Contract owner's 81st birthday. The Highest Anniversary Value also is adjusted for any withdrawals taken (including any applicable withdrawal charge) or any additional payments made. The Highest Anniversary Value is the value upon which a future death benefit amount can be based (if it is greater than the Annual Increase Amount and Account Value on the date the death benefit amount is determined).

(4)PUTTING IT ALL TOGETHER

   Example

   Continuing the examples in sections (2) and (3) above, assume the Contract owner dies after the tenth Contract Anniversary but prior to the eleventh Contract Anniversary, and on the date the death benefit amount is determined, the Account Value is $150,000 due to poor market performance. Because the 5% Annual Increase Amount ($162,889) is greater than the Highest Anniversary Value ($155,000), the 5% Annual Increase Amount ($162,889) is used as the Death Benefit Base. Because the Death Benefit Base ($162,889) is greater than the Account Value ($150,000), the Death Benefit Base will be the death benefit amount.

   The above example does not take into account the impact of premium and other taxes. THE DEATH BENEFIT BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE DEATH BENEFIT AMOUNT AND THE CHARGE FOR THE BENEFIT.

(5)THE OPTIONAL STEP-UP

   Assume your initial purchase payment is $100,000 and no withdrawals are taken. The 5% Annual Increase Amount increases to $105,000 on the first anniversary ($100,000 increased by 5% per year, compounded annually). Assume your Account Value at the first Contract Anniversary is $110,000 due to good market performance, and you elect an Optional Step-Up.

   The effect of the Optional Step-Up election is:

   (1)The 5% Annual Increase Amount resets from $105,000 to $110,000; and

   (2)The EDB II charge is reset to the fee we charge new Contract owners for the EDB II at that time.

   The 5% Annual Increase Amount increases to $115,500 on the second anniversary ($110,000 increased by 5% per year, compounded annually). Assume your Account Value at the second Contract Anniversary is $112,000 due to poor market performance. You may NOT elect an Optional Step-Up at this time, because the Account Value is less than the 5% Annual Increase Amount.

(6)THE OPTIONAL STEP-UP: AUTOMATIC ANNUAL STEP-UP

   Assume your initial purchase payment is $100,000 and no withdrawals are taken. The 5% Annual Increase Amount increases to $105,000 on the first anniversary ($100,000 increased by 5% per year, compounded annually). Assume your Account Value at the first Contract Anniversary is $110,000 due to good market performance, and you elected Optional Step-Ups to occur under the Automatic Annual Step-Up feature prior to the first Contract Anniversary. Because your Account Value is higher than your 5% Annual Increase Amount, an Optional Step-Up will automatically occur.

   The effect of the Optional Step-Up is:

   (1)The 5% Annual Increase Amount automatically resets from $105,000 to $110,000; and

   (2)The EDB II charge is reset to the fee we charge new Contract owners for the EDB II at that time.

   The 5% Annual Increase Amount increases to $115,500 on the second anniversary ($110,000 increased by 5% per year, compounded annually). Assume your Account Value at the second Contract Anniversary is $120,000 due to good market performance, and you have not discontinued the Automatic Annual Step-Up feature. Because your Account Value is higher than your 5% Annual Increase Amount, an Optional Step-Up will automatically occur.

   The effect of the Optional Step-Up is:

   (1)The 5% Annual Increase Amount automatically resets from $115,500 to $120,000; and

   (2)The EDB II charge is reset to the fee we charge new Contract owners for the EDB II at that time.

   Assume your Account Value increases by $10,000 at each Contract Anniversary in years three through seven. At each Contract Anniversary, your Account Value would exceed the 5% Annual Increase Amount and an Optional Step-Up would automatically occur (provided you had not discontinued the Automatic Annual Step-Up feature, and other requirements were met).

   The effect of the Optional Step-Up is:

   (1)The 5% Annual Increase Amount automatically resets to the higher Account Value; and

   (2)The EDB II charge is reset to the fee we charge new Contract owners for the EDB II at that time.

   After the seventh Contract Anniversary, the initial Automatic Annual Step-Up election expires. Assume you do not make a new election of the Automatic Annual Step-Up. The 5% Annual Increase Amount increases to $178,500 on the eighth anniversary ($170,000 increased by 5% per year, compounded annually). Assume your Account Value at the eighth Contract Anniversary is $160,000 due to poor market performance. An Optional Step-Up is NOT permitted because your Account Value is lower than your 5% Annual Increase Amount. However, because the Optional Step-Up has locked-in previous gains, the 5% Annual Increase Amount remains at $178,500 despite poor market performance, and, provided the optional benefit continues in effect, will continue to grow at 5% annually (subject to adjustments for additional purchase payments and/or withdrawals) through the Contract Anniversary on or after your 90th birthday. Also, note the EDB II charge remains at its current level.

(7)REQUIRED MINIMUM DISTRIBUTION EXAMPLES

   The following examples only apply to IRAs and other Contracts subject to
   Section 401(a)(9) of the Internal Revenue Code. Assume an IRA contract is issued on September 1, 2011 and the EDB II is selected. Assume that on the first Contract Anniversary (September 1, 2012), the Annual Increase Amount is $100,000. Assume the required minimum distribution amount for 2012 with respect to this contract is $6,000, and the required minimum distribution amount for 2013 with respect to this contract is $7,200. Assume that on both the first Contract Anniversary (September 1, 2012) and the second Contract Anniversary (September 1, 2013) the Account Value is $100,000. On the second Contract Anniversary, the annual increase rate is the greatest of:

   (a)5%;

   (b)the total withdrawals during the Contract Year under the automated required minimum distribution service and/or the Systematic Withdrawal Program (up to a maximum of 5% of the Annual Increase Amount at the beginning of the Contract Year), divided by the Annual Increase Amount at the beginning of the Contract Year; or

   (c)the required minimum distribution amount for 2012 ($6,000) or for 2013 ($7,200), whichever is greater, divided by the Annual Increase Amount as of September 1, 2012 ($100,000).

   Because $7,200 (the required minimum distribution amount for 2013) is greater than $6,000 (the required minimum distribution amount for 2012),
   (c) is equal to $7,200 divided by $100,000, or 7.2%.

   (i)Withdrawals Through the Automated Required Minimum Distribution Service

   If the Contract owner enrolls in the automated required minimum distribution service and elects monthly withdrawals, the Contract owner will receive $6,800 over the second Contract Year (from September 2012 through August
   2013). Assuming the Contract owner makes no withdrawals outside the Automated Required Minimum Distribution Service, on September 1, 2013, the Annual Increase Amount will be increased to $100,400. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn through the automated required minimum distribution service ($6,800):
   $100,000 increased by 7.2% = $107,200; $107,200 - $6,800 = $100,400.

   (Why does the Contract owner receive $6,800 under the automated required minimum distribution service in this example? From September through December 2012, the Contract owner receives $500 per month ($500 equals the $6,000 required minimum distribution amount for 2012 divided by 12). From January through August 2013, the Contract owner receives $600 per month ($600 equals the $7,200 required minimum distribution amount for 2013 divided by 12). The Contract owner receives $2,000 in 2012 and $4,800 in 2013, for a total of $6,800.)

  (ii)Withdrawals Outside the Automated Required Minimum Distribution Service

   If the Contract owner withdraws the $6,000 required minimum distribution amount for 2012 in December 2012 and makes no other withdrawals from September 2012 through August 2013, the Annual Increase Amount on
   September 1, 2013 will
   be $101,200. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the Annual Increase Rate (7.2%) and subtracting the total amount withdrawn ($6,000): $100,000 increased by 7.2% = $107,200; $107,200 - $6,000 = $101,200.

   If the Contract owner withdraws the $7,200 required minimum distribution amount for 2013 in January 2013 and makes no other withdrawals from September 2012 through August 2013, the Annual Increase Amount on September 1, 2013 will be $100,000. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the Annual Increase Rate (7.2%) and subtracting the total amount withdrawn ($7,200):
   $100,000 increased by 7.2% = $107,200; $107,200 - $7,200 = $100,000.

 (iii)Withdrawals in Excess of the Required Minimum Distribution Amounts

   Assume the Contract owner withdraws $7,250 on September 1, 2012 and makes no other withdrawals before the second Contract Anniversary. Because the $7,250 withdrawal exceeds the required minimum distribution amounts for 2012 and 2013, the Annual Increase Rate will be 5% and the Annual Increase Amount on the second Contract Anniversary (September 1, 2013) will be $97,387.50. On September 1, 2012, the Annual Increase Amount is reduced by the value of the Annual Increase Amount immediately prior to the withdrawal ($100,000) multiplied by the percentage reduction in the Account Value attributed to the withdrawal (7.25%). Therefore, the new Annual Increase Amount is $92,750 ($100,000 X 7.25% = $7,250; $100,000 - $7,250 = $92,750). Assuming no other purchase payments or withdrawals are made before the second Contract Anniversary, the Annual Increase Amount on the second Contract Anniversary (September 1, 2013) will be $97,387.50 ($92,750 increased by 5% per year compounded annually).

  (iv)No Withdrawals

   If the Contract owner fulfills the minimum distribution requirements by making withdrawals from other IRA accounts and does not make any withdrawals from this Contract, the Annual Increase Amount on September 1, 2013 will be $107,200. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the Annual Increase Rate (7.2%) and subtracting the total amount withdrawn from the Contract ($0).

EARNINGS PRESERVATION BENEFIT

You may purchase this benefit at application. The Earnings Preservation Benefit is intended to provide additional amounts at death to pay expenses that may be due upon your death. We do not guarantee that the amounts provided by the Earnings Preservation Benefit will be sufficient to cover any such expenses that your heirs may have to pay. If you select the Earnings Preservation Benefit, you may not select an Enhanced Death Benefit.

This benefit provides that an additional death benefit is payable equal to:

The difference between

1. Your death benefit (either the standard death benefit or an optional death benefit for which you pay an additional charge); and

2. Total purchase payments not withdrawn. In this case, partial withdrawals are first applied against earnings and then purchase payments, or

On or after the Contract Anniversary immediately preceding your 81st birthday, the additional death benefit that is payable is equal to:

1. The difference between

   a. Your death benefit amount on the Contract Anniversary immediately preceding your 81st birthday, plus subsequent purchase payments made after each Contract Anniversary, reduced proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal; and

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

   b. Total purchase payments not withdrawn. In this case, partial withdrawals are first applied against earnings and then purchase payments.

2. In each case, multiplied by the following percentage, depending upon your age when you purchased the Contract:

          Purchase Age                            Percentage

          Ages 69 or younger                          40%

          Ages 70-77                                  25%

          Ages 78 and above                            0%

You may not purchase this benefit if you are 78 years of age or older.

If the spouse continues the Contract, the spouse can choose one of the following two options:

  . Continue the Earnings Preservation Benefit. Then the additional death benefit is calculated in the same manner as above except the calculation takes into account the surviving spouse's age for purposes of determining what is the Contract Anniversary prior to the 81st birthday. In this case, the benefit is paid as of the death of the surviving spouse, rather than the first spouse.

  . Stop the Earnings Preservation Benefit. Then, the Account Value is reset to equal the death benefit plus the additional death benefit on the date the spouse continues the Contract. The Earnings Preservation Benefit will cease and the Separate Account charge will be reduced by 0.25%.

If we do not receive notification from the surviving spouse either to elect to continue or to discontinue the Earnings Preservation Benefit within 90 days of notice to us of the death of a spouse, we will treat the absence of a notification as if the Earnings Preservation Benefit had been discontinued and the amount of the benefits will be added to the Account Value.

If you are a natural person and you change ownership of the Contract to someone other than your spouse, this benefit is calculated in the same manner except
(1) purchase payments (for the purpose of calculating the Earnings Preservation Benefit) are set equal to the Account Value on the date of the change in Contract owners (gain is effectively reset to zero) and (2) the percentage from the table above is based on the age of the new Contract owner as of the date of the change in Contract owner.

If you are a non-natural person, the life of the annuitant is the basis for determining the additional death benefit. If there are joint Contract owners, the oldest of the two will be used as a basis for determining the additional death benefit.

The Earnings Preservation Benefit is available for an additional charge of 0.25% annually of the average daily value of the amount you have in the Separate Account.

                                   EXAMPLE:

--------------------------------------------------------------------
                                       Date           Amount
                                     ---------- --------------------
A   Purchase Payments Not Withdrawn  10/1/2011       $100,000
--------------------------------------------------------------------
B   Death Benefit                    10/1/2012       $105,000
--------------------------------------------------------------------
C   Additional Death Benefit         10/1/2012        $2,000
                                                 (= 40% X (B - A))
--------------------------------------------------------------------
D   Account Value                    10/1/2013        $90,000
--------------------------------------------------------------------
E   Withdrawal                       10/2/2013        $9,000
--------------------------------------------------------------------
F   Account Value after Withdrawal   10/2/2013        $81,000
                                                     (= D - E)
--------------------------------------------------------------------
G   Purchase Payments Not Withdrawn  10/2/2013        $91,000
--------------------------------------------------------------------
                                                     (= A - E,
                                                 because there is
                                                    no gain at
                                                time of withdrawal)
--------------------------------------------------------------------
H   Death Benefit                    10/2/2013        $99,238
--------------------------------------------------------------------
I   Additional Death Benefit                          $3,295
                                                 (= 40% X (H - G))
--------------------------------------------------------------------

Notes to Example:

Purchaser is age 60 at issue.

Any withdrawal charge from the Account Value is included when determining the percentage of Account Value withdrawn.

All amounts are rounded to the nearest dollar.

LIVING BENEFITS

GUARANTEED INCOME BENEFITS

We offer optional living benefits that, for an additional charge, offer protection against market risk (the risk that your investments may decline in value or underperform your expectations). The type of living benefit we currently offer is a guaranteed income benefit. Our guaranteed income benefits, called Guaranteed Minimum Income Benefits ("GMIBs"), are designed to allow you to invest your Account Value in the market while at the same time assuring a specified guaranteed level of minimum fixed income payments if you elect to receive income payments ("annuitize"). The fixed annuity payment amount is guaranteed regardless of investment performance or the actual Account Value at the time you elect income payments. Prior to exercising this optional benefit and annuitizing your contract, you may make withdrawals up to a maximum level specified in the optional benefit and still maintain the optional benefit amount. Only one version of these optional benefits may be elected, and the optional benefit must be elected at Contract issue.

Each version of this optional benefit is designed to guarantee a predictable, minimum level of fixed income payments, regardless of investment performance of your Account Value during the pay-in phase. HOWEVER, IF APPLYING YOUR ACTUAL ACCOUNT VALUE AT THE TIME YOU ANNUITIZE THE CONTRACT TO THEN CURRENT ANNUITY PURCHASE RATES (OUTSIDE OF THE OPTIONAL BENEFIT) PRODUCES HIGHER INCOME PAYMENTS, YOU WILL RECEIVE THE HIGHER PAYMENTS, AND THUS YOU WILL HAVE PAID FOR THE OPTIONAL BENEFIT EVEN THOUGH IT WAS NOT USED. Also, prior to exercising the optional benefit, you may make specified withdrawals that reduce your income base (as explained below) during the pay-in phase and still leave the optional benefit guarantees intact, provided the conditions of the optional benefit are met. Your registered representative can provide you an illustration of the amounts you would receive, with or without withdrawals, if you exercised the optional benefit.

There are three different versions of the GMIB under this Contract: GMIB Max II, GMIB Plus IV and GMIB Plus III.

The GMIB Max II is not available in Nevada. The GMIB Plus IV is not available in Nevada. The GMIB Plus III is only available in Nevada.

Once elected, the optional benefit cannot be terminated except as discussed below.

FACTS ABOUT GUARANTEED INCOME BENEFITS

INCOME BASE AND GMIB INCOME PAYMENTS. Under all versions of the GMIB, we calculate an "income base" (as described below) that determines, in part, the minimum amount you receive as an income payment upon exercising the GMIB and annuitizing the Contract. IT IS IMPORTANT TO RECOGNIZE THAT THIS INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND DOES NOT ESTABLISH OR GUARANTEE YOUR ACCOUNT VALUE OR A MINIMUM RETURN FOR ANY INVESTMENT DIVISION. After a minimum 10-year waiting period, and then only within 30 days following a Contract Anniversary, you may exercise the benefit. We then will apply the income base calculated at the time of exercise to the GMIB Annuity Table (as described below) specified in the rider in order to determine your minimum guaranteed lifetime fixed monthly income payments (your actual payment may be higher than this minimum if, as discussed above, the base Contract under its terms would provide a higher payment).

THE GMIB ANNUITY TABLE. The GMIB Annuity Table is specified in the optional benefit. For all versions of the GMIB except GMIB Plus III in Nevada, this table is calculated based on the Annuity 2000 Mortality Table with 10 years of Mortality improvement based on projection scale AA and a 10-year age set back with interest of 1.0% per year. For GMIB Plus III in Nevada, this table is calculated based on the Annuity 2000 Mortality Table with a 10-year age set back with interest of 1.5% per year. As with other pay-out types, the amount you receive as an income payment also depends on the income type you select, your age, and your sex (where permitted by state law). For GMIB optional benefits, the annuity rates for attained ages 86 to 90 are the same as those for attained age 85. THE ANNUITY RATES IN THE GMIB ANNUITY TABLE ARE CONSERVATIVE AND A WITHDRAWAL CHARGE MAY BE APPLICABLE, SO THE AMOUNT OF GUARANTEED MINIMUM LIFETIME INCOME THAT THE GMIB PRODUCES MAY BE LESS THAN THE AMOUNT OF ANNUITY INCOME THAT WOULD BE PROVIDED BY APPLYING YOUR ACCOUNT VALUE ON YOUR ANNUITY DATE TO THEN-CURRENT ANNUITY PURCHASE RATES.

If you exercise a GMIB optional benefit, your income payments will be the greater of:

  . the income payment determined by applying the amount of the income base to the GMIB Annuity Table, or

  . the income payment determined for the same income type in accordance with the base Contract. (See "Pay-Out Options (or Income Options)".)

If you choose not to receive income payments as guaranteed under the GMIB, you may elect any of the income options available under the Contract.

If the amount of the guaranteed minimum lifetime income that the GMIB Max or the GMIB Plus produces is less than the amount of annuity income that would be provided by applying your Account Value on the annuity date to the then-current annuity purchase rates, then you would have paid for an optional benefit you did not use.

OWNERSHIP. If the owner is a natural person, the owner must be the annuitant. If a non-natural person owns the Contract, then the annuitant will be considered the owner in determining the income base and GMIB income payments. If joint owners are named, the age of the older will be used to determine the income base and GMIB income payments. For the purposes of the Guaranteed Income Benefits section of the prospectus, "you" always means the owner, oldest joint owner or the annuitant, if the owner is a non-natural person.

GMIB AND DECEDENT CONTRACTS. If you are purchasing this Contract with a nontaxable transfer of the death benefit proceeds of any annuity contract or IRA (or any other tax-qualified arrangement) of which you were the beneficiary and you are "stretching" the distributions under the Internal Revenue Service required distribution rules, you may not purchase a GMIB optional benefit.

Note on Graphs and Examples:

The purpose of these examples is to illustrate the operation of the GMIB. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment divisions chosen. THE EXAMPLES DO NOT REFLECT THE DEDUCTION OF FEES AND CHARGES, WITHDRAWAL CHARGES OR INCOME TAXES OR TAX PENALTIES.

How the GMIB Works

(1)THE ANNUAL INCREASE AMOUNT OF THE INCOME BASE

   Determining a value upon which future income payments will be based

   Assume that you make an initial purchase payment of $100,000. Prior to annuitization, your Account Value fluctuates above and below your initial purchase payment depending on the investment performance of the investment divisions you selected. Your purchase payments accumulate at the annual increase rate, until the Contract Anniversary on or immediately after the Contract owner's specified birthday (for Contracts issued in New York State, the Annual Increase Amount is subject to a 400% maximum increase limitation for GMIB Plus IV and 275% for GMIB Max II). Your purchase payments are also adjusted for any withdrawals (including any applicable withdrawal charge) made during this period. The line (your purchase payments accumulated at the specified percentage each year adjusted for withdrawals and charges the "Annual Increase Amount of the Income Base") is the value upon which future income payments can be based.

                                     [CHART]

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

   Determining your guaranteed lifetime income stream

   Assume that you decide to annuitize your Contract and begin taking annuity payments after 30 years. In this example, your Annual Increase Amount of the Income Base is higher than the Highest Anniversary Value and will produce a higher income benefit. Accordingly, the Annual Increase Amount of the Income Base will be applied to the annuity pay-out rates in the GMIB Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GMIB PAYMENT AND THE CHARGE FOR THE BENEFIT.

                                     [CHART]

(2)THE "HIGHEST ANNIVERSARY VALUE" ("HAV")

   Determining a value upon which future income payments will be based

   Prior to annuitization, the Highest Anniversary Value begins to lock in any growth. The Highest Anniversary Value is adjusted upward each Contract Anniversary if the Account Value at that time is greater than the amount of the current Highest Anniversary Value. Upward adjustments will continue until the Contract Anniversary immediately prior to the Contract owner's 81st birthday. The Highest Anniversary Value also is adjusted for any withdrawals taken (including any applicable withdrawal charge) or any additional payments made. The Highest Anniversary Value line is the value upon which future income payments can be based.

                                     [CHART]

   Determining your guaranteed lifetime income stream

   Assume that you decide to annuitize your Contract and begin taking annuity payments after 30 years. In this example, the Highest Anniversary Value is higher than the Account Value. Accordingly, the Highest Anniversary Value will be applied to the annuity payout rates in the GMIB Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GMIB PAYMENT AND THE CHARGE FOR THE BENEFIT.

                                     [CHART]

(3)PUTTING IT ALL TOGETHER

   Prior to annuitization, the two components of the income base (the Annual Increase Amount of the Income Base and the Highest Anniversary Value of the Income Base) work together to protect your future income. Upon annuitization of the Contract, you will receive income payments for life and the guaranteed minimum income base and the Account Value will cease to exist. Also, the GMIB may only be exercised only after a 10-year waiting period, and then only within a 30 day period following the Contract Anniversary, provided that the exercise must occur no later than the 30-day period following the Contract Anniversary on or following the owner's specified birthday.

                                     [CHART]

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

   With the GMIB, the income base is applied to special, conservative GMIB annuity purchase factors, which are guaranteed at the time the Contract and Contract rider is issued. HOWEVER, IF THEN-CURRENT ANNUITY PURCHASE FACTORS APPLIED TO THE ACCOUNT VALUE WOULD PRODUCE A GREATER AMOUNT OF INCOME, THEN YOU WILL RECEIVE THE GREATER AMOUNT. IN OTHER WORDS, WHEN YOU ANNUITIZE YOUR CONTRACT YOU WILL RECEIVE WHATEVER AMOUNT PRODUCES THE GREATEST INCOME PAYMENT. THEREFORE, IF YOUR ACCOUNT VALUE WOULD PROVIDE GREATER INCOME THAN WOULD THE AMOUNT PROVIDED UNDER THE GMIB, YOU WILL HAVE PAID FOR THE GMIB ALTHOUGH IT WAS NEVER USED.

                                     [CHART]

ELECTING THE GMIB MAX II OR THE GMIB PLUS IV. You should consult with your sales representative when considering whether to elect the GMIB Max II or the GMIB Plus IV. Important factors to consider when comparing the two optional benefits include:

ANNUAL INCREASE RATE. As noted above we calculate an income base under the GMIB that helps determine the minimum amount you receive as an income payment upon exercising the benefit. One of the factors used in calculating the income base is called the "annual increase rate." The annual increase rate under the GMIB Max II is 5.5% and the annual increase rate under the GMIB Plus IV is 4.5%. (See "EFFECT OF REQUIRED MINIMUM DISTRIBUTIONS" below for circumstances under which these percentages may be higher.)

ANNUAL WITHDRAWAL AMOUNT. Each Contract Year, you can withdraw up to a certain percentage of your Annual Increase Amount, and the Annual Increase Amount will be reduced by the dollar amount withdrawn (not proportionately). This percentage is 5.5% under the GMIB Max II and 4.5% under the GMIB Plus IV. (See "EFFECT OF REQUIRED MINIMUM DISTRIBUTIONS" below for circumstances under which these percentages may be higher.)

INVESTMENT ALLOCATION RESTRICTIONS. The GMIB Plus IV allows you to allocate your purchase payments among a significantly wider variety of investment options than the GMIB Max II, including investment choices that may offer the potential for higher returns than the investment choices as available with the GMIB Max II. See "Investment Allocation Restrictions for the GMIB Max II and the GMIB Plus IV" below for more information.

If you elect the GMIB Max II, you must allocate all of your purchase payments and Account Value among five investment choices, and you will not be able to allocate purchase payments or Account Value to the Fixed Account or to a money market investment choice (if available).

If you elect the GMIB Plus IV, you must allocate all of your purchase payments and Account Value according to the investment allocation restrictions described above in "Investment Allocation Restrictions for Certain Optional Benefits." If you elect the GMIB Plus IV, you will be able to allocate purchase payments and Account Value to the Fixed Account and/or a money market investment choice (if available).

SUBSEQUENT PURCHASE PAYMENTS UNDER THE GMIB MAX II. If the GMIB Max II is no longer available to new customers or if we make changes in the future to the terms of the GMIB Max II offered to new customers, we may choose not to permit you to make subsequent purchase payments. You should consider how significant the ability to make subsequent purchase payments is for your long-term investment plans.

EFFECT OF REQUIRED MINIMUM DISTRIBUTIONS. The following only applies to IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code. As described below, there may be times when the amount of your required minimum distribution (which is based on factors including your age and your Account Value) in relation to the Annual Increase Amount causes the Annual Increase Rate and dollar-for-dollar withdrawal amount to be higher than 4.5% under the GMIB Plus IV and higher than 5.5% under the GMIB Max II.

Both benefits are described in detail below.

DESCRIPTION OF GMIB MAX II AND GMIB PLUS IV

In states where approved, the GMIB Max II and the GMIB Plus IV are available only for owners up through age 78 and you can only elect the GMIB Max II or GMIB Plus IV at the time you purchase the Contract. THE GMIB MAX II AND THE GMIB PLUS IV MAY BE EXERCISED AFTER A 10-YEAR WAITING PERIOD AND THEN ONLY WITHIN 30 DAYS FOLLOWING A CONTRACT ANNIVERSARY, PROVIDED THAT THE EXERCISE MUST OCCUR NO LATER THAN THE 30-DAY PERIOD FOLLOWING THE CONTRACT ANNIVERSARY PRIOR TO THE OWNER'S 91ST BIRTHDAY. The GMIB Max II and the GMIB Plus IV are currently not available in Nevada.

INCOME BASE

The income base is equal to the greater of (a) or (b) below:

(a)Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial purchase payment. Thereafter, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent withdrawal (including any applicable withdrawal charge). On each Contract Anniversary prior to the your 81st birthday, the Highest Anniversary Value will be recalculated and set equal to the greater of the Highest Anniversary Value before the recalculation or the Account Value on the date of the recalculation.

The Highest Anniversary Value does not change after the Contract Anniversary immediately preceding the your 81st birthday, except that it is increased for each subsequent purchase payment and reduced proportionally by the percentage reduction in Account Value attributable to each subsequent withdrawal (including any applicable withdrawal charge).

(b)Annual Increase Amount: On the date we issue your contract, the "Annual Increase Amount" is equal to your initial purchase payment. All purchase payments received within 120 days of the date we issue your contract will be treated as part of the initial purchase payment for this purpose. Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:

   (i)is purchase payments accumulated at the Annual Increase Rate (as defined below); and

  (ii)is withdrawal adjustments (as defined below) accumulated at the Annual Increase Rate.

The Highest Anniversary Value and Annual Increase Amount are calculated independently of each other. When the Highest Anniversary Value is recalculated and set equal to the Account Value, the Annual Increase Amount is not set equal to the Account Value. See "Optional Step-Up" below for a feature that can be used to reset the Annual Increase Amount to the Account Value.

ANNUAL INCREASE RATE. Through the Contract Anniversary immediately prior to the your 91st birthday, the Annual Increase Rate is the greater of:

(a)5.5% for the GMIB Max II or 4.5% for the GMIB Plus IV; or

(b)the required minimum distribution rate (as defined below).

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Item(b) only applies to IRAs and other Contracts subject to Section 401(a)(9)
    of the Internal Revenue Code.

The required minimum distribution rate equals the greater of:

   (1)the required minimum distribution amount for the previous calendar year or for this calendar year (whichever is greater), divided by the Annual Increase Amount at the beginning of the Contract Year;

  (2a)if you enroll only in our automated required minimum distribution service, the total withdrawals during the Contract Year under the automated required minimum distribution service, divided by the Annual Increase Amount at the beginning of the Contract Year; or

  (2b)if you enroll in both the Systematic Withdrawal Program and the automated required minimum distribution service, the total withdrawals during the Contract Year under (i) the Systematic Withdrawal Program (up to a maximum of 5.5% of the Annual Increase Amount at the beginning of the Contract Year for GMIB Max II, or 4.5% of the Annual Increase Amount at the beginning of the Contract Year for GMIB Plus IV) and (ii) the automated required minimum distribution service (which can be used to pay out any amount above the Systematic Withdrawal Program withdrawals that must be withdrawn to fulfill minimum distribution requirements at the end of the calendar year), divided by the Annual Increase Amount at the beginning of the Contract Year.

On the first Contract Anniversary, "at the beginning of the Contract Year" means on the issue date; on a later Contract Anniversary, "at the beginning of the Contract Year" means on the prior Contract Anniversary.

See "Use of Automated Required Minimum Distribution Service and Systematic Withdrawal Program With GMIB Max II or GMIB Plus IV" below for more information on the automated required minimum distribution service and the Systematic Withdrawal Program.

If item (b) above (the required minimum distribution rate) is greater than item
(a) above, and your total withdrawals during a Contract Year divided by the Annual Increase Amount at the beginning of the Contract Year exceed the required minimum distribution rate, the required minimum distribution rate is not used to calculate the Annual Increase Rate and the Annual Increase Rate will be reduced to 5.5% for the GMIB Max II or 4.5% for the GMIB Plus IV (item
(a)). Therefore, the Annual Increase Rate for that Contract Year will be lower than the required minimum distribution rate, which could have the effect of reducing the value of income payments under the GMIB optional benefit.

During the 30 day period following the Contract Anniversary immediately prior to the your 91st birthday, the annual increase rate is 0%.

WITHDRAWAL ADJUSTMENTS. Withdrawal adjustments in a Contract Year are determined according to (a) or (b):

   (a)The withdrawal adjustment for each withdrawal in a Contract Year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in Account Value attributable to the withdrawal (including any applicable withdrawal charge); or

   (b)If total withdrawals in a Contract Year are not greater than the Annual Increase Rate multiplied by the Annual Increase Amount at the beginning of the Contract Year, and if these withdrawals are paid to you (or to the annuitant, if the Contract is owned by a non-natural person) or to another payee we agree to, the total withdrawal adjustments for that Contract Year will be set equal to the dollar amount of total withdrawals (including any applicable withdrawal charge) in that Contract Year. These withdrawal adjustments will replace the withdrawal adjustments defined in
      (a) immediately above and be treated as though the corresponding withdrawals occurred at the end of that Contract Year.

  . For Contracts issued in New York State, the Annual Increase Amount shall not exceed 275% of total purchase payments or, if greater, 275% of the Annual Increase Amount as of the most recent Optional Step-Up for GMIB Max II, and the Annual Increase Amount shall not exceed 400% of total purchase payments or, if greater, 400% of the Annual Increase Amount as of the most recent Optional Step-Up for GMIB Plus IV.

As described in (a) above, if in any Contract Year you take cumulative withdrawals that exceed the Annual Increase Rate multiplied by the Annual Increase Amount at the beginning of the Contract Year, the Annual Increase Amount will be

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reduced in the same proportion that the entire withdrawal (including any applicable withdrawal charge) reduced the Account Value. This reduction may be significant, particularly when the Account Value is lower than the Annual Increase Amount, and could have the effect of reducing or eliminating the value of income payments under the GMIB optional benefit. Limiting your cumulative withdrawals during a Contract Year to not more than the Annual Increase Rate multiplied by the Annual Increase Amount at the beginning of the Contract Year, will result in dollar-for-dollar treatment of the withdrawals as described in
(b) immediately above.

Partial annuitizations are not permitted.

In determining the GMIB Max II and GMIB Plus IV income payments, an amount equal to the withdrawal charge that would apply upon a complete withdrawal and the amount of any premium and other taxes that may apply will be deducted from the income base. For purposes of calculating the income base, purchase payment credits (I.E., bonus payments) are not included.

OPTIONAL STEP-UP.   On each Contract Anniversary as permitted, you may elect to reset the Annual Increase Amount to the Account Value. An Optional Step-Up may be beneficial if your Account Value has grown at a rate above the Annual Increase Rate on the Annual Increase Amount (5.5% for GMIB Max II or 4.5% for GMIB Plus IV). As described below, an Optional Step-Up resets the Annual Increase Amount to the Account Value. After an Optional Step-Up, the Annual Increase Rate will be applied to the new, higher Annual Increase Amount and therefore the amount that may be withdrawn without reducing the Annual Increase Amount on a proportionate basis will increase. HOWEVER, IF YOU ELECT TO RESET THE ANNUAL INCREASE AMOUNT, WE WILL ALSO RESTART THE 10-YEAR WAITING PERIOD. IN ADDITION, WE MAY RESET THE RIDER CHARGE TO A RATE THAT DOES NOT EXCEED THE LOWER OF: (A) THE MAXIMUM OPTIONAL STEP-UP CHARGE (1.50%) OR (B) THE CURRENT RATE THAT WE CHARGE FOR THE SAME OPTIONAL BENEFIT AVAILABLE FOR NEW CONTRACT PURCHASES AT THE TIME OF THE OPTIONAL STEP-UP.

An Optional Step-Up is permitted only if: (1) the Account Value exceeds the Annual Increase Amount immediately before the reset; and (2) the owner (or oldest joint owner or annuitant if the Contract is owned by a non-natural person) is not older than age 80 on the date of the Optional Step-Up.

You may elect either: (1) a one-time Optional Step-Up at any Contract Anniversary provided the above requirements are met, or (2) Optional Step-Ups to occur under the Automatic Annual Step-Up. If you elect Automatic Annual Step-Ups, on any Contract Anniversary while this election is in effect, the Annual Increase Amount will reset to the Account Value automatically, provided the above requirements are met. The same conditions described above will apply to each Automatic Step-Up. You may discontinue this election at any time by notifying us in writing, at your Administrative Office (or by any other method acceptable to us), at least 30 days prior to the Contract Anniversary on which a step-up may otherwise occur. Otherwise, it will remain in effect through the seventh Contract Anniversary following the date you make this election, at which point you must make a new election if you want Automatic Annual Step-Ups to continue. If you discontinue or do not re-elect the Automatic Annual Step Ups, no Optional Step-Up will occur automatically on any subsequent Contract Anniversary unless you make a new election under the terms described above. (If you discontinue Automatic Annual Step-Ups, the optional benefit (and charge) will continue, and you may choose to elect a one time Optional Step-Up or reinstate Automatic Annual Step-Ups as described above.)

We must receive your request to exercise the Optional Step-Up in writing at your Administrative Office, or by any other method acceptable to us. We must receive your request prior to the Contract Anniversary for an Optional Step-Up to occur on that Contract Anniversary.

The Optional Step-Up:

(1)resets the Annual Increase Amount to the Account Value on the Contract Anniversary following the receipt of an Optional Step-Up election;

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(2)resets the waiting period to exercise the GMIB Max II or the GMIB Plus IV to the 10th Contract Anniversary following the date the Optional Step-Up took effect; and

(3)may reset the charge to a rate that does not exceed the lower of: (a) the maximum Optional Step-Up charge (1.50%) or (b) the current rate that we charge for the same optional benefit available for new Contract purchases at the time of the Optional Step-Up.

(4)For Contracts issued in New York State only, reset the maximum Annual Increase Amount to 275% multiplied by the reset Annual Increase Amount if greater than the maximum Annual Increase Amount immediately before the Step-Up for GMIB Max II and reset the maximum Annual Increase Amount to 400% multiplied by the reset Annual Increase Amount if greater than the maximum Annual Increase Amount immediately before the Step-Up for GMIB Plus IV.

In the event that the charge applicable to Contract purchases at the time of the step-up is higher than your current charge, we will notify you in writing a minimum of 30 days in advance of the applicable Contract Anniversary and inform you that you may choose to decline the Automatic Annual Step-Up. If you decline the Automatic Annual Step-Up, you must notify us in accordance with our administrative procedures (currently we require you to submit your request in writing to your Administrative Office no less than seven calendar days prior to the applicable Contract Anniversary). Once you notify us of your decision to decline the Automatic Annual Step-Up, you will no longer be eligible for future Automatic Annual Step-Ups until you notify us in writing to our Administrative Office that you wish to reinstate the Automatic Annual Step-Ups. This reinstatement will take effect at the next Contract Anniversary after we receive your request for reinstatement.

On the date of the step-up, the Account Value on that day will be treated as a single purchase payment received on the date of the step-up for purposes of determining the Annual Increase Amount after the step-up. All purchase payments and withdrawal adjustments previously used to calculate the annual increase amount will be set equal to zero on the date of the step-up.

INVESTMENT ALLOCATION RESTRICTIONS FOR THE GMIB MAX II AND THE GMIB PLUS
IV. As noted above, GMIB Plus IV allows you to allocate your purchase payments among a significantly wider variety of investment choices than GMIB Max II including investment choices that offer the potential for higher returns than the investment choices available with GMIB Max II. For a detailed description of the GMIB Max II and GMIB Plus IV investment allocation restrictions see "Investment Allocation Restrictions for Certain Optional Benefits."

If you elect the GMIB Max II or GMIB Plus IV, you may not participate in any dollar cost averaging program. However you may elect to participate in the Enhanced Dollar Cost Averaging (EDCA) program, provided that your destination investment choices are selected in accordance with the investment allocation restrictions.

INVESTMENT ALLOCATION RESTRICTIONS COMPARING GMIB MAX II AND GMIB PLUS IV. If you elect GMIB Max II, you must allocate 100% of your purchase payments and Account Value among the GMIB Max Portfolios. (By contrast, many more investment choices are available if you elect GMIB Plus IV, see "Investment Allocation Restrictions for Certain Optional Benefits" for a complete list.) Four of these investment portfolios -- the AllianceBernstein Global Dynamic Allocation Portfolio, AQR Global Risk Balanced Portfolio, BlackRock Global Tactical Strategies Portfolio and MetLife Balanced Plus Portfolio - are designed specifically for use with the GMIB Max optional benefits and have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments to connection with the guarantees under GMIB Max II. For example, certain of the investment portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment choices that are available if GMIB Max II is not selected may offer the potential for higher returns. Before you select GMIB Max II, you and your sales representative should carefully consider whether the five investment choices available with GMIB Max II meet your investment objectives and risk tolerance.

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RESTRICTIONS ON INVESTMENT ALLOCATIONS IF THE GMIB MAX II OPTIONAL BENEFIT
TERMINATES. If the GMIB Max II terminates (see "Terminating the GMIB Max II and the GMIB Plus IV"), you may no longer allocate subsequent purchases payments or transfer Account Value to or among the GMIB Max Portfolios. You may leave Account Value in the GMIB Max Portfolios but once you transfer Account Value to an investment choice that is not one of the GMIB Max Portfolios, you will not be permitted to transfer it back to any of the GMIB Max Portfolios. If the GMIB Max II terminates you will be permitted to allocate subsequent purchase payments or transfer Account Value to any of the other available investment choices, but not to the Fixed Account. However, if you elected both the GMIB Max II and the EDB Max II, and only GMIB Max II has terminated, the investment allocation restrictions described in "Investment Allocation Restrictions for Certain Optional Benefits -- Investment Allocation Restrictions for the Guaranteed Minimum Income Benefit Max II and the Enhanced Death Benefit Max II" will continue to apply. If you elected both the GMIB Max II and the EDB Max II, and both of the optional benefits have terminated, the investment allocation restrictions described in this paragraph will apply.

POTENTIAL RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS FOR GMIB MAX II. In the future we may choose not to permit owners of existing Contracts with GMIB Max II to make subsequent purchase payments if: (a) GMIB Max II is no longer available to new customers, or (b) we make certain changes to the terms of GMIB Max II offered to new customers (for example, if we change the GMIB Max II charge; see your Contract schedule for a list of the other changes). We will notify owners of Contracts with GMIB Max II in advance if we impose restrictions on subsequent purchase payments. If we impose restrictions on subsequent purchase payments, Contract owners will still be permitted to transfer Account Value among the five GMIB Max Portfolios.

GUARANTEED PRINCIPAL OPTION (DOES NOT APPLY TO CONTRACTS ISSUED IN WASHINGTON STATE). On each Contract Anniversary, starting with the tenth Contract Anniversary and through the Contract Anniversary prior to the owner's 91st birthday, you may exercise the Guaranteed Principal Option. If the owner is a non-natural person, the annuitant's age is the basis for determining the birthday. If there are joint owners, the age of the oldest owner is used for determining the birthday. We must receive your request to exercise the Guaranteed Principal Option in writing, or any other method that we agree to, within 30 days following the eligible Contract Anniversary. The Guaranteed Principal Option will take effect at the end of this 30-day period following the eligible Contract Anniversary.

By exercising the Guaranteed Principal Option, you elect to receive an additional amount to be added to your Account Value intended to restore your initial investment in the Contract, in lieu of receiving GMIB payments. The additional amount is called the Guaranteed Principal Adjustment and is equal to
(a) minus (b) where:

(a)is purchase payments credited within 120 days of the date we issued the Contract (reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including applicable withdrawal charges) prior to the exercise of the Guaranteed Principal Option) and

(b)the Account Value on the Contract Anniversary immediately preceding exercise of the Guaranteed Principal Option.

For purposes of calculating the Guaranteed Principal Adjustment, purchase payment credits are not included. The Guaranteed Principal Option can only be exercised if (a) exceeds (b), as defined above. The Guaranteed Principal Adjustment will be added to each applicable investment division in the ratio the portion of the Account Value in such investment division bears to the total Account Value in all investment divisions.

IT IS IMPORTANT TO NOTE THAT ONLY PURCHASE PAYMENTS MADE DURING THE FIRST 120 DAYS THAT YOU HOLD THE CONTRACT ARE TAKEN INTO CONSIDERATION IN DETERMINING THE GUARANTEED PRINCIPAL ADJUSTMENT. IF YOU ANTICIPATE MAKING PURCHASE PAYMENTS AFTER 120 DAYS, YOU SHOULD UNDERSTAND THAT SUCH PAYMENTS WILL NOT INCREASE THE GUARANTEED PRINCIPAL ADJUSTMENT. However, because purchase payments made after 120 days will increase your Account Value, such payments may have a significant impact on whether or not a Guaranteed Principal Adjustment is due. Therefore, the GMIB Max II

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and the GMIB Plus IV may not be appropriate for you if you intend to make additional purchase payments after the 120-day period and are purchasing the GMIB Max II or the GMIB Plus IV for this feature.

The Guaranteed Principal Adjustment will never be less than zero. IF THE GUARANTEED PRINCIPAL OPTION IS EXERCISED, THE GMIB MAX II OR THE GMIB PLUS IV WILL TERMINATE AS OF THE DATE THE OPTION TAKES EFFECT AND NO ADDITIONAL GMIB CHARGES WILL APPLY THEREAFTER. The Contract, however, will continue, and if you only elected the GMIB Max II or the GMIB Plus IV, the allocation restrictions, described above, will no longer apply (except as described above under "Restrictions on Investment Allocations if the GMIB Max II Optional Benefit Terminates"). If you elected the GMIB Max II with the EDB Max II or the GMIB Plus IV with the EDB III, the Enhanced Death Benefit investment allocation restrictions described in "Investment Allocation Restrictions For Certain Optional Benefits" will continue to apply as long as the Enhanced Death Benefit optional benefit has not terminated.

EXERCISING THE GMIB MAX II OR THE GMIB PLUS IV. If you exercise the GMIB Max II or the GMIB Plus IV, you must select to receive income payments under one of the following income types:

   (1)Lifetime Income Annuity with a 5-Year Guarantee Period.

   (2)Lifetime Income Annuity for Two with a 5-Year Guarantee Period. Based on federal tax rules, this option is not available for qualified Contracts where the difference in ages of joint annuitants who are non-spouses is greater than 10 years. (See "Pay-Out Options (or Income Options)".) (For Contracts issued in New York State, this income type is only available if the youngest annuitant's attained age is 35 or older).

These options are described in the Contract and the GMIB Max II and the GMIB Plus IV riders.

The GMIB Annuity Table is specified in the rider. This table is calculated based on the Annuity 2000 Mortality Table with 10 years of mortality improvement based on projection Scale AA and a 10 year age set back with interest of 1.0% per year. As with other pay-out types, the amount you receive as an income payment also depends on the income payment type you select, your age, and your sex (where permitted under state law). The annuity rates for attained ages 86 or 90 are the same as those for attained age 85. THE ANNUITY RATES IN THE GMIB ANNUITY TABLE ARE CONSERVATIVE AND A WITHDRAWAL CHARGE MAY BE APPLICABLE, SO THE AMOUNT OF GUARANTEED MINIMUM LIFETIME INCOME THAT THE GMIB PRODUCES MAY BE LESS THAN THE AMOUNT OF ANNUITY INCOME THAT WOULD BE PROVIDED BY APPLYING YOUR ACCOUNT VALUE ON YOUR ANNUITY DATE TO THEN CURRENT ANNUITY PURCHASE RATES.

If you exercise the GMIB Max II or the GMIB Plus IV, your income payments will be the greater of:

..   the income payment determined by applying the amount of the income base to the GMIB Annuity Table, or

..   the income payment determined for the same income payment type in accordance with the base Contract. (See "Pay-out Options (or Income Options).")

IF THE AMOUNT OF THE GUARANTEED MINIMUM LIFETIME INCOME THAT THE GMIB MAX II OR THE GMIB PLUS IV PRODUCES IS LESS THAN THE AMOUNT OF ANNUITY INCOME THAT WOULD BE PROVIDED BY APPLYING ACCOUNT VALUE ON THE ANNUITY DATE TO THE THEN CURRENT ANNUITY PURCHASE RATES, THEN YOU WOULD HAVE PAID FOR A BENEFIT THAT YOU DID NOT USE.

If you take a full withdrawal of your Account Value, your Contract is terminated by us due to its small Account Value and inactivity (see "When We Can Cancel Your Contract"), or your Contract lapses and there remains any income base, we will commence making income payments within 30 days of the date of the full withdrawal, termination or lapse. In such cases, your income payments under this benefit, if any, will be determined using the income base after any applicable withdrawal adjustment that was taken on account of the withdrawal, termination or lapse.

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ENHANCED PAY OUT RATES. (DOES NOT APPLY TO CONTRACTS ISSUED IN NEW YORK
STATE). As noted above, the annuity rates in the GMIB Annuity Table are calculated based on the Annuity 2000 Mortality Table with 10 years of mortality improvement based on projection Scale AA and a 10-year age set back with interest of 1.0% per year. However the GMIB Max II purchase rates are enhanced under either of the following circumstances. If:

   (a)you begin withdrawals on or after age 62;

   (b)your Account Value is fully withdrawn or decreases to zero on or after age 62 and there is an income base remaining; and

   (c)the income type you select is the Lifetime Income Annuity with a 5-Year Guarantee Period.

Then the annual income payments under the GMIB Max II will equal or exceed 5% of the income base (calculated on the date the payments are determined).

Or:

   (a)you begin withdrawals on or after age 67;

   (b)your Account Value is fully withdrawn or decreases to zero on or after age 67 and there is an income base remaining; and

   (c)the income type you select is the Lifetime Income Annuity with a 5-Year Guarantee Period.

Then the annual income payments under the GMIB Max II will equal or exceed 5.5% of the income base (calculated on the date the payments are determined).

The GMIB Plus IV purchase rates are enhanced under the following circumstances.
If:

   (a)you begin withdrawals on or after age 60;

   (b)your Account Value is fully withdrawn or decreases to zero on or after age 60 and there is an income base remaining; and

   (c)the income type you select is the Lifetime Income Annuity with a 5-Year Guarantee Period;

Then the annual income payments under the GMIB Plus IV will equal or exceed 4.5% of the income base (calculated on the date the payments are determined).

ENHANCED PAY OUT RATES. (FOR NEW YORK STATE ONLY). As noted above, the annuity rates in the GMIB Annuity Table are calculated based on the Annuity 2000 Mortality Table with 10 years of mortality improvement based on projection Scale AA and a 10-year age set back with interest of 1.0% per year. However the GMIB Max II purchase rates are enhanced under either of the following circumstances, if:

   (a)the Contract was issued on or after age 62;

   (b)you begin withdrawals on or after age 62;

   (c)your Account Value is fully withdrawn or decreases to zero on or after age 62 and there is an income base remaining; and

   (d)the income type you select is the Lifetime Income Annuity with a 5-Year Guarantee Period.

Then the annual income payments under the GMIB Max II will equal or exceed 5% of the income base (calculated on the date the payments are determined).

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Or:

   (a)the Contract was issued on or after age 62;

   (b)you begin withdrawals on or after age 67;

   (c)your Account Value is fully withdrawn or decreases to zero on or after age 67 and there is an income base remaining; and

   (d)the income type you select is the Lifetime Income Annuity with a 5-Year Guarantee Period.

Then the annual income payments under the GMIB Max II will equal or exceed 5.5% of the income base (calculated on the date the payments are determined).

The GMIB Plus IV purchase rates are enhanced under the following circumstances.
If:

   (a)the Contract was issued on or after age 48;

   (b)you begin withdrawals on or after age 60;

   (c)your Account Value is fully withdrawn or decreases to zero on or after age 60 and there is an income base remaining; and

   (d)the income type you select is the Lifetime Income Annuity with a 5-Year Guarantee Period.

Then the annual income payments under the GMIB Plus IV will equal or exceed 4.5% of the income base (calculated on the date the payments are determined).

If you choose not to receive income payments as guaranteed under the GMIB Max II or the GMIB Plus IV, you may elect any of the pay-out options under the Contract.

If the income base being annuitized is less than $5,000, we reserve the right to make one lump sum payment to you instead of income payments. If the amount of the initial income payment would be less than $100, we may reduce the frequency of payments so that the payment is a minimum of $100, but not less frequently then annually.

TERMINATING THE GMIB MAX II AND THE GMIB PLUS IV.    Except as otherwise
provided, the GMIB Max II or the GMIB Plus IV will terminate upon the earliest of:

   a) The 30th day following the Contract Anniversary prior to your 91st birthday;

   b) The date you make a complete withdrawal of your Account Value (a pro rata portion of the charge will be applied). (If there is still an income base remaining after a full withdrawal of your Account Value, we will commence making income payments based on the remaining income base within 30 days of the date of the full withdrawal.)

   c) The date you elect to receive income payments under the Contract and you do not elect to receive payments under the GMIB Max II or the GMIB Plus IV (a pro rata portion of the charge will be applied);

   d) Death of the owner or joint owner (unless the spouse -- aged 89 or younger -- is the beneficiary and elects to continue the Contract), or death of the annuitant if a non-natural person owns the Contract;

   e) A change for any reason of the owner or joint owner or annuitant, if a non-natural person owns the Contract, subject to our administrative procedures (a pro rata portion of the charge will be applied);

   f) The effective date of the Guaranteed Principal Option or;

   g) The date you assign your Contract, subject to our administrative procedures (a pro rata portion of the charge will be applied).

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Under our current administrative procedures, we will waive the termination of the GMIB Max II or GMIB Plus IV if you assign the Contract under the following limited circumstances. If the assignment is solely for your benefit on account of your direct transfer of Account Value under Section 1035 of the Code to fund premiums for a long term care insurance policy or purchase payments for an annuity contract issued by an insurance company which is not our affiliate and which is licensed to conduct business in any state. All such direct transfers are subject to any applicable withdrawal charges.

When the GMIB Max II or GMIB Plus IV terminates, the corresponding GMIB Max II or GMIB Plus IV charge terminates and GMIB Max II or GMIB Plus IV investment restrictions, described above, no longer apply (except as described above under "Restrictions on Investment Allocations if the GMIB Max II Optional Benefit Terminates").

USE OF AUTOMATED REQUIRED MINIMUM DISTRIBUTION SERVICE AND SYSTEMATIC WITHDRAWAL PROGRAM WITH GMIB MAX II OR GMIB PLUS IV

For IRAs and other Contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2.

Used with the GMIB Max II or GMIB Plus IV, our automated required minimum distribution service can help you fulfill minimum distribution requirements with respect to your Contract without reducing the GMIB Max II or GMIB Plus IV income base on a proportionate basis. (Reducing the income base on a proportionate basis could have the effect of reducing or eliminating the value of annuity payments under the GMIB Max II or GMIB Plus IV.) The automated required minimum distribution service calculates minimum distribution requirements with respect to your Contract and makes payments to you on a monthly, quarterly, semi-annual or annual basis.

Alternatively, you may choose to enroll in both the automated required minimum distribution service and the Systematic Withdrawal Program (see "Access to Your Money -- Systematic Withdrawal Program"). In order to avoid taking withdrawals that could reduce the income base on a proportionate basis, withdrawals under the Systematic Withdrawal Program should not exceed 5.5% of the Annual Increase Amount at the beginning of the Contract Year with GMIB Max II, or 4.5% of the Annual Increase Amount at the beginning of the Contract Year with GMIB Plus IV. Any amounts above 5.5% of the Annual Increase Amount (for GMIB Max II) or 4.5% of the Annual Increase Amount (for GMIB Plus IV) that need to be withdrawn to fulfill minimum distribution requirements can be paid out at the end of the calendar year by the automated required minimum distribution service. For example, if you elect GMIB Plus IV and enroll in the Systematic Withdrawal Program and elect to receive monthly payments totaling 4.5% of the Annual Increase Amount, you should also enroll in the automated required minimum distribution service and elect to receive your automated required minimum distribution service payment on an annual basis, after the Systematic Withdrawal Program monthly payment in December.

If you enroll in either the automated required minimum distribution service or both the automated required minimum distribution service and the Systematic Withdrawal Program, you should not make additional withdrawals outside the programs. Additional withdrawals may result in the income base being reduced on a proportionate basis, and have the effect of reducing or eliminating the value of annuity payments under the GMIB Max II or the GMIB Plus IV.

To enroll in the automated required minimum distribution service and/or the Systematic Withdrawal Program, please contact your Administrative Office.

CHARGES. The GMIB Max II and the GMIB Plus IV are each available for an additional charge of 1.00% of the income base, deducted at the end of each Contract Year on the Contract Anniversary, prior to taking into account an Optional Step-Up, by withdrawing amounts on a pro rata basis from your Fixed Account Value, Enhanced Dollar Cost Averaging Program balance and Separate Account Value. We take amounts from the Separate Account by canceling accumulation units from your Separate Account Value. (The Fixed Account is not available under GMIB Max II or in C Class Contracts, or in a Contract issued in New York State and Washington State with this optional benefit. The Enhanced Dollar Cost Averaging program is not available in the C and B Plus Classes Contract.)

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THE GUARANTEED PRINCIPAL OPTION -- GRAPH AND EXAMPLE

Initial investment is $100,000. Assume that no withdrawals are taken. Assume that Account Value at the 10th Contract Anniversary is $50,000 due to poor market performance, and the Guaranteed Principal Option is exercised at this time.

The effect of exercising the Guaranteed Principal Option:

1) A Guaranteed Principal Adjustment of $100,000 - $50,000 = $50,000 is added to the Account Value 30 days after the 10th Contract Anniversary bringing it back up to $100,000.

2) The GMIB Max II and GMIB Plus IV benefit and the benefit charge terminate as of the date that the adjustment is made to the Account Value; the Contract continues.

3) The GMIB Max II and GMIB Plus IV allocation and transfer restrictions terminate as of the date that the adjustment is made to the Account Value (except as described above under "Restrictions on Investment Allocations if the GMIB Max II Optional Benefit Terminates").

                                    [CHART]



Withdrawals reduce the original purchase payment (I.E., those payments credited within 120 days of the Contract's issue date) proportionately and, therefore, may have a significant impact on the amount of the Guaranteed Principal Adjustment.

THE OPTIONAL STEP-UP: OPTIONAL AUTOMATIC ANNUAL STEP-UP

Assume your initial investment is $100,000 and no withdrawals are taken. The 4.5% Annual Increase Amount of the Income Base for GMIB Plus IV increases to $104,500 on the first anniversary ($100,000 increased by 4.5% per year, compounded annually). Assume your Account Value at the first Contract Anniversary is $110,000 due to good market performance, and you elected Optional Step-Ups to occur under the Optional Automatic Annual Step-Up feature prior to the first Contract Anniversary. Because your Account Value is higher than your 4.5% Annual Increase Amount of the Income Base, an Optional Step-Up will automatically occur.

The effect of the Optional Step-Up is:

(1)The 4.5% Annual Increase Amount of the Income Base automatically resets from $104,500 to $110,000;

(2)The 10-year waiting period to annuitize the Contract under the GMIB Plus IV is reset to 10 years from the first Contract Anniversary;

(3)The charge is reset to the fee we charge new Contract owners for the same GMIB Plus IV rider at that time; and

(4)The Guaranteed Principal Option can still be elected on the 10th Contract Anniversary.

The 4.5% Annual Increase Amount of the Income Base increases to $114,950 on the second anniversary ($110,000 increased by 4.5% per year, compounded annually). Assume your Account Value at the second Contract Anniversary is $120,000 due to good market performance, and you have not discontinued the Automatic Annual Step-Up feature. Because

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your Account Value is higher than your 4.5% Annual Increase Amount of the
Income Base, an Optional Step-Up will automatically occur.

The effect of the Optional Step-Up is:

(1)The 4.5% Annual Increase Amount of the Income Base automatically resets from $114,950 to $120,000;

(2)The 10-year waiting period to annuitize the Contract under the GMIB Plus IV is reset to 10 years from the second Contract Anniversary;

(3)The charge is reset to the fee we charge new Contract owners for the same GMIB Plus IV rider at that time; and

(4)The Guaranteed Principal Option can still be elected on the 10th Contract Anniversary.

Assume your Account Value increases by $10,000 at each Contract Anniversary in years three through seven. At each Contract Anniversary, your Account Value would exceed the 4.5% Annual Increase Amount of the Income Base and an Optional Step-Up would automatically occur (provided you had not discontinued the Automatic Annual Step-Up feature, and other requirements were met).

The effect of each Optional Step-Up is:

(1)The 4.5% Annual Increase Amount of the Income Base automatically resets to the higher Account Value;

(2)The 10-year waiting period to annuitize the Contract under the GMIB Plus IV is reset to 10 years from the date of the Optional Step-Up;

(3)The charge is reset to the fee we charge new Contract owners for the same GMIB Plus IV rider at the time; and

(4)The Guaranteed Principal Option can still be elected on the 10th Contract Anniversary.

After the seventh Contract Anniversary, the initial Optional Automatic Annual Step-Up election expires. Assume you do not make a new election of the Optional Automatic Annual Step-Up. The 4.5% Annual Increase Amount of the Income Base increases to $177,650 on the eighth anniversary ($170,000 increased by 4.5% per year, compounded annually). Assume your Account Value at the eighth Contract Anniversary is $160,000 due to poor market performance. An Optional Step-Up is NOT permitted because your Account Value is lower than your 4.5% Annual Increase Amount of the Income Base. However, because the Optional Step-Up has locked-in previous gains, the 4.5% Annual Increase Amount of the Income Base remains at $177,650 despite poor market performance, and, provided the benefit continues in effect, will continue to grow at 4.5% annually (subject to adjustments for additional purchase payments and/or withdrawals) through the Contract Anniversary on or after your 90th birthday (for Contracts issued in New York State, the Annual Increase Amount is subject to a 400% maximum increase limitation). Also, please note:

(1)The 10-year waiting period to annuitize the Contract under the GMIB Plus IV remains at the 17th Contract Anniversary (10 years from the date of the last Optional Step-Up);

(2)The charge remains at its current level; and

(3)The Guaranteed Principal Option can still be elected on the 10th Contract Anniversary.

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                                    [GRAPHIC]



REQUIRED MINIMUM DISTRIBUTIONS EXAMPLES

Assume an IRA Contract is issued on September 1, 2011 and the GMIB Plus IV is selected. Assume that on the first Contract Anniversary (September 1, 2012) the Annual Increase Amount is $100,000. Assume the required minimum distribution amount for 2012 with respect to this Contract is $6,000, and the required minimum distribution amount for 2013 with respect to this Contract is $7, 200. Assume that on both the first Contract Anniversary (September 1, 2012) and the second Contract Anniversary (September 1, 2013) the Account Value is $100,000. On the second Contract Anniversary, the annual increase rate is the greatest of:

   (a)4.5%;

   (b)the total withdrawals during the Contract Year under the automated required minimum distribution service and/or the Systematic Withdrawal Program (up to a maximum of 4.5% of the Annual Increase Amount at the beginning of the Contract Year), divided by the Annual Increase Amount at the beginning of the Contract Year; or

   (c)the required minimum distribution amount for 2012 ($6,000) or for 2013 ($7,200), whichever is greater, divided by the Annual Increase Amount as of September 1, 2012 ($100,000).

Because $7,200 (the required minimum distribution amount for 2013) is greater than $6,000 (the required minimum distribution amount for 2012), (c) is equal to $7,300 divided by $100,000 or 7.2%.

(If a Contract is issued with the GMIB Max II instead of the GMIB Plus IV, (a) is 5.5% instead of 4.5%.)

(1)Withdrawals Through the Automated Required Minimum Distribution Service

If the Contract owner enrolls in the automated required minimum distribution service and elects monthly withdrawals, the Contract owner will receive $6,800 over the second Contract Year (from September 2012 through August 2013). Assuming the Contract Owner makes no withdrawals outside the automated required minimum distribution service, on September 1, 2013, the Annual Increase Amount will be increased to $100,400. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn through the automated required minimum distribution service ($6,800): $100,000 increased by 7.2% to $107,200; $107,200 - $6,800 to $100,400.

(Why does the Contract owner receive $6,800 under the automated required minimum Distribution service in this example? From September through December 2012, the Contract Owner receives $500 per month ($500 equals the $6,000 required minimum distribution amount for 2012 divided by 12). From January through August 2013, the Contract Owner

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receives $600 per month ($600 equals the $7,200 required minimum distribution amount for 2013 divided by 12). The Contract owner receives $2,000 in 2012 and $4,800 in 2013, for a total of $6,800.)

(2)Withdrawals Outside the Automated Required Minimum Distribution Service

If the Contract owner withdraws the $6,000 required minimum distribution amount for 2012 in December 2012, and makes no other withdrawals from September 2012 through August 2013, the Annual Increase Amount on September 1, 2013 will be $101,200. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn ($6,000), $100,000 increased by 7.2% = $107,200; $107,200 - $6,000 = $101,200.

If the Contract owner withdraws the $7,200 required minimum distribution amount for 2013 in January 2013 and makes no other withdrawals from September 2012 through August 2013, the Annual Increase Amount on September 1, 2013 will be $100,000. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn ($7,200) = $100,000 increased by 7.2% = $107,200; $107,200 - $7,200 = $100,000.

(3)Withdrawals in Excess at the Required Minimum Distribution Amounts

Assume the Contract owner withdraws $7,250 on September 1, 2012 and makes no other withdrawals before the second Contract Anniversary. Because the $7,250 withdrawal exceeds the required minimum distribution amounts for 2012 and 2013, the annual increase rate will be 4.5% and the Annual Increase Amount on the second Contract Anniversary (September 1, 2013) will be $96,923.75. On September 1, 2012, the Annual Increase Amount is reduced by the value of the Annual Increase Amount immediately prior to the withdrawal ($100,000) multiplied by the percentage reduction in Account Value attributed to the withdrawal (7.25%). Therefore, the new Annual Increase Amount is $92,750 ($100,000 x 7.25% - $7,250; $100,000 $7,250 - $92,750). Assuming no other purchase payments or withdrawals are made before the second Contract Anniversary, the Annual Increase Amount on the second Contract Anniversary (September 1, 2013) will be $96,923.75 ($92,750 increased by 4.5% per year compounded annually).

(4)No Withdrawals

If the Contract owner fulfills the minimum distribution requirements by making withdrawals from other IRA accounts and does not make any withdrawals from this Contract, the Annual Increase Amount on September 1, 2013 will be $107,200. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn from the Contract ($0). If the Contract was issued in New York State, the Annual Increase Amount cannot exceed 400% of total purchase payments, or, if greater, 400% of the Annual Increase Amount as of the most recent Optional Step-Up. (Under GMIB Max II, the Annual Increase Amount cannot exceed 275% of total purchase payments, or, if greater, 275% of the Annual Increase Amount as of the most recent Optional Step-Up).

DESCRIPTION OF GMIB PLUS III

The GMIB Plus III is available in Nevada only for owners up through age 78, and you can only elect the GMIB Plus III at the time you purchase the Contract. THE GMIB PLUS III MAY BE EXERCISED AFTER A 10-YEAR WAITING PERIOD AND THEN ONLY WITHIN 30 DAYS FOLLOWING A CONTRACT ANNIVERSARY, PROVIDED THAT THE EXERCISE MUST OCCUR NO LATER THAN THE 30-DAY PERIOD FOLLOWING THE CONTRACT ANNIVERSARY PRIOR TO THE OWNER'S 91ST BIRTHDAY.

INCOME BASE

The income base is equal to the greater of (a) or (b) below:

(a)Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial purchase payment. Thereafter, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced

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   proportionately by the percentage reduction in Account Value attributable to each subsequent withdrawal (including any applicable withdrawal charge). On each Contract Anniversary prior to the your 81st birthday, the Highest Anniversary Value will be recalculated and set equal to the greater of the Highest Anniversary Value before the recalculation or the Account Value on the date of the recalculation.

The Highest Anniversary Value does not change after the Contract Anniversary immediately preceding the your 81st birthday, except that it is increased for each subsequent purchase payment and reduced proportionally by the percentage reduction in Account Value attributable to each subsequent withdrawal (including any applicable withdrawal charge).

(b)Annual Increase Amount: On the date we issue your contract, the "Annual Increase Amount" is equal to your initial purchase payment. All purchase payments received within 120 days of the date we issue your contract will be treated as part of the initial purchase payment for this purpose. Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:

   (i)is purchase payments accumulated at the Annual Increase Rate (as defined below); and

  (ii)is withdrawal adjustments (as defined below) accumulated at the Annual Increase Rate.

The Highest Anniversary Value and Annual Increase Amount are calculated independently of each other. When the Highest Anniversary Value is recalculated and set equal to the Account Value, the Annual Increase Amount is not set equal to the Account Value. See "Optional Step-Up" below for a feature that can be used to reset the Annual Increase Amount to the Account Value.

ANNUAL INCREASE RATE. Through the Contract Anniversary immediately prior to your 91st birthday, the Annual Increase Rate is the greater of:

(i)5%; or

(ii)the required minimum distribution rate (as defined below).

Item (b) only applies to IRAs and other Contracts subject to Section 401 (a)
(9) of the Internal Revenue Code.

The required minimum distribution rate equals the greater of:

(1) the required minimum distribution amount for the previous calendar year or for this calendar year (whichever is greater), divided by the Annual Increase Amount at the beginning of the Contract Year;

(2a)if you enroll only in the automated required minimum distribution service, the total withdrawals during the Contract Year under the automated required minimum distribution service, divided by the Annual Increase Amount at the beginning of the Contract Year; or

(2b)if you enroll in both the Systematic Withdrawal Program and the automated required minimum distribution service, the total withdrawals during the Contract Year under (i) the Systematic Withdrawal Program (up to a maximum of 5% of the Annual Increase Amount at the beginning of the Contract Year) and (ii) the automated required minimum distribution service (which can be used to pay out any amount above the Systematic Withdrawal Program withdrawals that must be withdrawn to fulfill minimum distribution requirements at the end of the calendar year), divided by the Annual Increase Amount at the beginning of the Contract Year.

On the first Contract Anniversary, "at the beginning of the Contract Year" means on the issue date; on a later Contract Anniversary, "at the beginning of the Contract Year" means on the prior Contract Anniversary.

See "Use of Automated Required Minimum Distribution Service and Systematic Withdrawal Program With the GMIB Plus III" below for more information on the automated required minimum distribution service and the Systematic Withdrawal Program.

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If item (b) above (the required minimum distribution rate) is greater than item
(a) above, and your total withdrawals during a Contract Year divided by the Annual Increase Amount at the beginning of the Contract Year exceed the required minimum distribution rate, the required minimum distribution rate is not used to calculate the Annual Increase Rate and the Annual Increase Rate will be reduced to 5% (item (a)). Therefore, the Annual Increase Rate for that Contract Year will be lower than the required minimum distribution rate, which could have the effect of reducing the value of income payments under the GMIB optional benefit.

During the 30 day period following the Contract Anniversary immediately prior to the owner's 91st birthday, the Annual Increase Rate is 0%.

WITHDRAWAL ADJUSTMENTS. Withdrawal adjustments in a Contract Year are determined according to (a) or (b):

(a) The withdrawal adjustment for each withdrawal in a Contract Year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in Account Value attributable to that withdrawal (including any applicable withdrawal charge); or

(b) If total withdrawals in a Contract Year are not greater than the Annual Increase Rate multiplied by the Annual Increase Amount at the beginning of the Contract Year, and if these withdrawals are paid to you (or to the annuitant, if the Contract is owned by a non-natural person) or to another payee we agree to, the total withdrawal adjustment for that Contract Year will be set equal to the dollar amount of total withdrawals (including any applicable withdrawal charge) in that Contract Year. These withdrawal adjustments will replace the withdrawal adjustments defined in (a) immediately above and be treated as though the corresponding withdrawals occurred at the end of that Contract Year.

As described in (a) above, if in any Contract Year you take cumulative withdrawals that exceed the Annual Increase Rate multiplied by the Annual Increase Amount at the beginning of the Contract Year, the Annual Increase Amount will be reduced in the same proportion that the entire withdrawal (including any applicable withdrawal charge) reduced the Account Value. This reduction may be significant, particularly when the Account Value is lower than the Annual Increase Amount, and could have the effect of reducing or eliminating the value of income payments under the GMIB. Limiting your cumulative withdrawals during a Contract Year to not more than the Annual Increase Rate multiplied by the Annual Increase Amount at the beginning of the Contract Year will result in dollar-for-dollar treatment of the withdrawals as described in (b) immediately above.

Partial annuitizations are not permitted.

In determining the GMIB Plus III income payments, an amount equal to the withdrawal charge that would apply upon a complete withdrawal and the amount of any premium and other taxes that may apply will be deducted from the income base. For purposes of calculating the income base, purchase payment credits (I.E., bonus payments) are not included.

OPTIONAL STEP-UP. On each Contract Anniversary as permitted, you may elect to reset the Annual Increase Amount to the Account Value. An Optional Step-Up may be beneficial if your Account Value has grown at a rate above the Annual Increase Rate on the Annual Increase Amount (5%). As described below, an Optional Step-Up resets the Annual Increase Amount to the Account Value. After an Optional Step-Up, the Annual Increase Rate will be applied to the new, higher Annual Increase Amount and therefore the amount that may be withdrawn without reducing the Annual Increase Amount on a proportionate basis will increase. HOWEVER, IF YOU ELECT TO RESET THE ANNUAL INCREASE AMOUNT, WE WILL ALSO RESTART THE 10-YEAR WAITING PERIOD. IN ADDITION, WE MAY RESET THE CHARGE TO A RATE THAT DOES NOT EXCEED THE LOWER OF: (A) THE MAXIMUM OPTIONAL STEP-UP CHARGE (1.50%) OR (B) THE CURRENT RATE THAT WE CHARGE FOR THE SAME OPTIONAL BENEFIT AVAILABLE FOR NEW CONTRACT PURCHASES AT THE TIME OF THE OPTIONAL STEP-UP.

An Optional Step-Up is permitted only if: (1) the Account Value exceeds the Annual Increase Amount immediately before the reset; and (2) the owner (or oldest joint owner or annuitant if the Contract is owned by a non-natural person) is not older than age 80 on the date of the Optional Step-Up.

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You may elect either: (1) a one-time Optional Step-Up at any Contract
Anniversary provided the above requirements are met, or (2) Optional Step-Ups to occur under the Automatic Annual Step-Up. If you elect Automatic Annual Step-Ups, on any Contract Anniversary while this election is in effect, the Annual Increase Amount will reset to the Account Value automatically, provided the above requirements are met. The same conditions described above will apply to each Automatic Step-Up. You may discontinue this election at any time by notifying us in writing at your Administrative Office (or by any other method acceptable to us), at least 30 days prior to the Contract Anniversary on which a step-up may otherwise occur. Otherwise, it will remain in effect through the seventh Contract Anniversary following the date you make this election, at which point you must make a new election if you want Automatic Annual Step-Ups to continue. If you discontinue or do not re-elect the Automatic Annual Step-Ups, no Optional Step-Up will occur automatically on any subsequent Contract Anniversary unless you make a new election under the terms described above. (If you discontinue Automatic Annual Step-Ups, the optional benefit (and the charge) will continue, and you may choose to elect a one time Optional Step-Up, or reinstate Automatic Annual Step-Ups as described above.)

We must receive your request to exercise the Optional Step-Up in writing at your Administrative Office, or by any other method acceptable to us. We must receive your request prior to the Contract Anniversary for an Optional Step-Up to occur on that Contract Anniversary.

The Optional Step-Up:

(1)resets the Annual Increase Amount to the Account Value on the Contract Anniversary following the receipt of an Optional Step-Up election;

(2)resets the waiting period to exercise GMIB Plus III to the 10th Contract Anniversary following the date the Optional Step-Up took effect; and

(3)may reset the charge to a rate that does not exceed the lower of: (a) the maximum Optional Step-Up charge (1.50%) or (b) the current rate that we charge for the same optional benefit available for new Contract purchases at the time of the Optional Step-Up.

In the event that the charge applicable to Contract purchases at the time of the step-up is higher than your current charge, we will notify you in writing a minimum of 30 days in advance of the applicable Contract Anniversary and inform you that you may choose to decline the Automatic Annual Step-Up. If you decline the Automatic Annual Step-Up, you must notify us in accordance with our administrative procedures (currently we require you to submit your request in writing to our Administrative Office no less than seven calendar days prior to the applicable Contract Anniversary). Once you notify us of your decision to decline the Automatic Annual Step-Up, you will no longer be eligible for future Automatic Annual Step-Ups until you notify us in writing to our Administrative Office that you wish to reinstate the Automatic Annual Step-Ups. This reinstatement will take effect at the next Contract Anniversary after we receive your request for reinstatement.

On the date of the step-up, the Account Value on that day will be treated as a single purchase payment received on the date of the step-up for purposes of determining the Annual Increase Amount after the step-up. All purchase payments and withdrawal adjustments previously used to calculate the annual increase amount will be set equal to zero on the date of the step-up.

INVESTMENT ALLOCATION RESTRICTIONS. For a detailed description of the GMIB Plus III investment allocation restrictions see "Investment Allocation Restrictions for Certain Optional Benefits." If you elect GMIB Plus III, you may not participate in any dollar cost averaging program. However you may elect to participate in the Enhanced Dollar Cost Averaging (EDCA) program, provided that your destination investment choices are selected in accordance with the investment allocation restrictions.

GUARANTEED PRINCIPAL OPTION. On each Contract Anniversary, starting with the tenth Contract Anniversary and through the Contract Anniversary prior to the owner's 91st birthday, you may exercise the Guaranteed Principal Option. If

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the owner is a non-natural person, the annuitant's age is the basis for determining the birthday. If there are joint owners, the age of the oldest owner is used for determining the birthday. We must receive your request to exercise the Guaranteed Principal Option in writing, or any other method that we agree to, within 30 days following the eligible Contract Anniversary. The Guaranteed Principal Option will take effect at the end of this 30-day period following the eligible Contract Anniversary.

By exercising the Guaranteed Principal Option, you elect to receive an additional amount to be added to your Account Value intended to restore your initial investment in the Contract, in lieu of receiving GMIB payments. The additional amount is called the Guaranteed Principal Adjustment and is equal to
(a) minus (b) where:

(a)is purchase payments credited within 120 days of the date we issued the Contract (reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including applicable withdrawal charges) prior to the exercise of the Guaranteed Principal Option) and

(b)the Account Value on the Contract Anniversary immediately preceding exercise of the Guaranteed Principal Option.

For purposes of calculating the Guaranteed Principal Adjustment, purchase payment credits are not included. The Guaranteed Principal Option can only be exercised if (a) exceeds (b), as defined above. The Guaranteed Principal Adjustment will be added to each applicable investment division in the ratio the portion of the Account Value in such investment division bears to the total Account Value in all investment divisions.

IT IS IMPORTANT TO NOTE THAT ONLY PURCHASE PAYMENTS MADE DURING THE FIRST 120 DAYS THAT YOU HOLD THE CONTRACT ARE TAKEN INTO CONSIDERATION IN DETERMINING THE GUARANTEED PRINCIPAL ADJUSTMENT. IF YOU ANTICIPATE MAKING PURCHASE PAYMENTS AFTER 120 DAYS, YOU SHOULD UNDERSTAND THAT SUCH PAYMENTS WILL NOT INCREASE THE GUARANTEED PRINCIPAL ADJUSTMENT. However, because purchase payments made after 120 days will increase your Account Value, such payments may have a significant impact on whether or not a Guaranteed Principal Adjustment is due. Therefore, GMIB Plus III may not be appropriate for you if you intend to make additional purchase payments after the 120-day period and are purchasing the GMIB Plus III for this feature.

The Guaranteed Principal Adjustment will never be less than zero. IF THE GUARANTEED PRINCIPAL OPTION IS EXERCISED, THE GMIB PLUS III WILL TERMINATE AS OF THE DATE THE OPTION TAKES EFFECT AND NO ADDITIONAL GMIB CHARGES WILL APPLY THEREAFTER. The Contract, however, will continue, and if you only elected the GMIB Plus III, the investment allocation restrictions, described above, will no longer apply. If you elected both the GMIB Plus III with the EDB II, the EDB II investment allocation restrictions described in "Investment Allocation Restrictions For Certain Optional Benefits" will continue to apply as long as the Enhanced Death Benefit optional benefit has not terminated.

EXERCISING THE GMIB PLUS III. If you exercise the GMIB Plus III, you must select to receive income payments under one of the following income types:

   (1)Lifetime Income Annuity with a 5-Year Guarantee Period.

   (2)Lifetime Income Annuity for Two with a 5-Year Guarantee Period. Based on federal tax rules, this option is not available for qualified Contracts where the difference in ages of joint annuitants who are non-spouses is greater than 10 years. (See "Pay-Out Options (or Income Options)".)

These options are described in the Contract and the GMIB Plus III rider.

The GMIB Annuity Table is specified in the rider. For GMIB Plus III in Nevada, this table is calculated based on the Annuity 2000 Mortality Table with a 10-year age set back with interest of 1.5% per year. As with other pay-out types, the amount you receive as an income payment also depends on the income payment type you select, your age, and your sex (where permitted under state law). The annuity rates for attained ages 86 or 90 are the same as those for attained age 85.

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THE ANNUITY RATES IN THE GMIB ANNUITY TABLE ARE CONSERVATIVE AND A WITHDRAWAL
CHARGE MAY BE APPLICABLE, SO THE AMOUNT OF GUARANTEED MINIMUM LIFETIME INCOME THAT THE GMIB PRODUCES MAY BE LESS THAN THE AMOUNT OF ANNUITY INCOME THAT WOULD BE PROVIDED BY APPLYING YOUR ACCOUNT VALUE ON YOUR ANNUITY DATE TO THEN CURRENT ANNUITY PURCHASE RATES.

If you exercise the GMIB Plus III, your income payments will be the greater of:

  . the income payment determined by applying the amount of the income base to the GMIB Annuity Table, or

  . the income payment determined for the same income payment type in accordance with the base Contract. (See "Pay-out Options (or Income Options).")

If the amount of the guaranteed minimum lifetime income that the GMIB Plus III produces is less than the amount of annuity income that would be provided by applying Account Value on the annuity date to the then current annuity purchase rates, then you would have paid for a benefit that you did not use.

If you take a full withdrawal of your Account Value, your Contract is terminated by us due to its small Account Value and inactivity (see "When We Can Cancel Your Contract"), or your Contract lapses and there remains any income base, we will commence making income payments within 30 days of the date of the full withdrawal, termination or lapse. In such cases, your income payments under this benefit, if any, will be determined using the income base after any applicable withdrawal adjustment that was taken on account of the withdrawal, termination or lapse.

ENHANCED PAYOUT RATES. As noted above, for the GMIB Plus III in Nevada, the annuity rates in the GMIB Annuity Table are calculated based on the Annuity 2000 Mortality Table with a 10-year age set back with interest of 1.5% per year. However, the GMIB Plus III purchase rates in Nevada are enhanced under the following circumstances, if:

   (a)you begin withdrawals on or after age 62;

   (b)your Account Value is fully withdrawn or decreases to zero on or after age 62 and there is an income base remaining; and

   (c)the income type you select is the Lifetime Income Annuity with a 5-Year Guarantee Period.

Then the annual income payments under the GMIB Plus III will equal or exceed 5.5% of the income base (calculated on the date the payments are determined).

Alternatively, the GMIB Plus III purchase rates in Nevada are enhanced under the following circumstances, if:

   (a)you begin withdrawals on or after age 60;

   (b)your Account Value is fully withdrawn or decreases to zero on or after age 60 and there is an income base remaining; and

   (c)the income type you select is the Lifetime Income Annuity with a 5-Year Guarantee Period.

Then the annual income payments under the GMIB Plus III will equal or exceed 5% of the income base (calculated on the date the payments are determined).

If you choose not to receive income payments as guaranteed under the GMIB Plus III, you may elect any of the pay-out options under the Contract.

If the income base being annuitized is less than $5,000, we reserve the right to make one lump sum payment to you instead of income payments. If the amount of the initial income payment would be less than $100, we may reduce the frequency of payments so that the payment is a minimum of $100, but not less frequently then annually.

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TERMINATING THE GMIB PLUS III.  Except as otherwise provided, the GMIB Plus III will terminate upon the earliest of:

   a) The 30th day following the Contract Anniversary prior to your 91st birthday;

   b) The date you make a complete withdrawal of your Account Value (a pro rata portion of the charge will be applied). (If there is still an income base remaining after a full withdrawal of your Account Value, we will commence making income payments based on the remaining income base within 30 days of the date of the full withdrawal.)

   c) The date you elect to receive income payments under the Contract and you do not elect to receive payments under the GMIB Plus III (a pro rata portion of the charge will be applied);

   d) Death of the owner or joint owner (unless the spouse -- aged 89 or younger -- is the beneficiary and elects to continue the Contract), or death of the annuitant if a non-natural person owns the Contract;

   e) A change for any reason of the owner or joint owner or annuitant, if a non-natural person owns the Contract, subject to our administrative procedures (a pro rata portion of the charge will be applied);

   f) The effective date of the Guaranteed Principal Option or;

   g) The date you assign your Contract, subject to our administrative procedures (a pro rata portion of the charge will be applied).

Under our current administrative procedures, we will waive the termination of the GMIB Plus III if you assign the Contract under the following limited circumstances. If the assignment is solely for your benefit on account of your direct transfer of Account Value under Section 1035 of the Code to fund premiums for a long term care insurance policy or purchase payments for an annuity contract issued by an insurance company which is not our affiliate and which is licensed to conduct business in any state. All such direct transfers are subject to any applicable withdrawal charges.

When the GMIB Plus III terminates, the corresponding GMIB Plus III charge terminates and the GMIB Plus III investment allocation restrictions, described above, no longer apply.

USE OF AUTOMATED REQUIRED MINIMUM DISTRIBUTION SERVICE AND SYSTEMATIC WITHDRAWAL PROGRAM WITH THE GMIB PLUS III

For IRAs and other Contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2

Used with the GMIB Plus III, our automated required minimum distribution service can help you fulfill minimum distribution requirements with respect to your Contract without reducing the GMIB Plus III income base on a proportionate basis. (Reducing the income base on a proportionate basis could have the effect of reducing or eliminating the value of annuity payments under the GMIB Plus III.) The automated required minimum distribution service calculates minimum distribution requirements with respect to your Contract and makes payments to you on a monthly, quarterly, semi-annual or annual basis.

Alternatively, you may choose to enroll in both the automated required minimum distribution service and the Systematic Withdrawal Program (see "Access to Your Money -- Systematic Withdrawal Program"). In order to avoid taking withdrawals that could reduce the income base on a proportionate basis, withdrawals under the Systematic Withdrawal Program should not exceed 5% of the Annual Increase Amount at the beginning of the Contract Year. Any amounts above 5% of the Annual Increase Amount that need to be withdrawn to fulfill minimum distribution requirements can be paid out at the end of the calendar year by the automated required minimum distribution service. For example, if you elect GMIB Plus III and enroll in the Systematic Withdrawal Program and elect to receive monthly payments totaling 5% of the

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Annual Increase Amount, you should also enroll in the automated required minimum distribution service and elect to receive your automated required minimum distribution service payment on an annual basis, after the Systematic Withdrawal Program monthly payment in December.

If you enroll in either the automated required minimum distribution service or both the automated required minimum distribution service and the Systematic Withdrawal Program, you should not make additional withdrawals outside the programs. Additional withdrawals may result in the income base being reduced on a proportionate basis, and have the effect of reducing or eliminating the value of annuity payments under the GMIB Plus III.

To enroll in the automated required minimum distribution service and/or the Systematic Withdrawal Program, please contact your Administrative Office.

CHARGES. The GMIB Plus III is available for an additional charge of 1.00% of the income base, deducted at the end of each Contract Year on the Contract Anniversary prior to taking into account any Optional Step-Up, by withdrawing amounts on a pro rata basis from your Fixed Account Value, Enhanced Dollar Cost Averaging Program balance and Separate Account Value. We take amounts from the Separate Account by canceling accumulation units from your Separate Account Value. (The Fixed Account is not available in C Class Contracts with this optional benefit. The Enhanced Dollar Cost Averaging program is not available in the C and B Plus Classes Contract.)

THE GUARANTEED PRINCIPAL OPTION -- GRAPH AND EXAMPLE

Initial investment is $100,000. Assume that no withdrawals are taken. Assume that Account Value at the 10th Contract Anniversary is $50,000 due to poor market performance, and the Guaranteed Principal Option is exercised at this time.

The effect of exercising the Guaranteed Principal Option:

1) A Guaranteed Principal Adjustment of $100,000 - $50,000 = $50,000 is added to the Account Value 30 days after the 10th Contract Anniversary bringing it back up to $100,000.

2) The GMIB Plus III benefit and the benefit charge terminate as of the date that the adjustment is made to the Account Value; the Contract continues.

3) The GMIB Plus III allocation and transfer restrictions terminate as of the date that the adjustment is made to the Account Value (except if the GMIB Plus III was elected with the EDB II, the investment allocation restrictions described above will continue to apply as long as the Enhanced Death Benefit optional benefit has not terminated).

                                    [CHART]



Withdrawals reduce the original purchase payment (I.E., those payments credited within 120 days of the Contract's issue date) proportionately and, therefore, may have a significant impact on the amount of the Guaranteed Principal Adjustment.

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THE OPTIONAL STEP-UP: OPTIONAL AUTOMATIC ANNUAL STEP-UP

Assume your initial investment is $100,000 and no withdrawals are taken. The 5% Annual Increase Amount of the GMIB Plus III Income Base increases to $105,000 on the first anniversary ($100,000 increased by 5% per year, compounded annually). Assume your Account Value at the first Contract Anniversary is $110,000 due to good market performance, and you elected Optional Step-Ups to occur under the Optional Automatic Annual Step-Up feature prior to the first Contract Anniversary. Because your Account Value is higher than your 5% Annual Increase Amount of the Income Base, an Optional Step-Up will automatically occur.

The effect of the Optional Step-Up is:

(1)The 5% Annual Increase Amount of the Income Base automatically resets from $105,000 to $110,000;

(2)The 10-year waiting period to annuitize the Contract is reset to 10 years from the first Contract Anniversary;

(3)The charge is reset to the fee we charge new Contract owners for the same optional benefit at that time; and

(4)The Guaranteed Principal Option can still be elected on the 10th Contract Anniversary.

The 5% Annual Increase Amount of the Income Base increases to $115,500 on the second anniversary ($110,000 increased by 5% per year, compounded annually). Assume your Account Value at the second Contract Anniversary is $120,000 due to good market performance, and you have not discontinued the Automatic Annual Step-Up feature. Because your Account Value is higher than your 5% Annual Increase Amount of the Income Base, an Optional Step-Up will automatically occur.

The effect of the Optional Step-Up is:

(1)The 5% Annual Increase Amount of the Income Base automatically resets from $115,500 to $120,000;

(2)The 10-year waiting period to annuitize the Contract is reset to 10 years from the second Contract Anniversary;

(3)The charge is reset to the fee we charge new Contract owners for the same optional benefit at that time; and

(4)The Guaranteed Principal Option can still be elected on the 10th Contract Anniversary.

Assume your Account Value increases by $10,000 at each Contract Anniversary in years three through seven. At each Contract Anniversary, your Account Value would exceed the 5% Annual Increase Amount of the Income Base and an Optional Step-Up would automatically occur (provided you had not discontinued the Automatic Annual Step-Up feature, and other requirements were met).

The effect of each Optional Step-Up is:

(1)The 5% Annual Increase Amount of the Income Base automatically resets to the higher Account Value;

(2)The 10-year waiting period to annuitize the Contract is reset to 10 years from the date of the Optional Step-Up;

(3)The charge is reset to the fee we charge new Contract owners for the same optional benefit at the time; and

(4)The Guaranteed Principal Option can still be elected on the 10th Contract Anniversary.

After the seventh Contract Anniversary, the initial Optional Automatic Annual Step-Up election expires. Assume you do not make a new election of the Optional Automatic Annual Step-Up. The 5% Annual Increase Amount of the Income Base increases to $178,500 on the eighth anniversary ($170,000 increased by 5% per year, compounded annually). Assume your Account Value at the eighth Contract Anniversary is $160,000 due to poor market performance. An Optional Step-Up is NOT permitted because your Account Value is lower than your 5% Annual Increase Amount of the Income Base. However, because the Optional Step-Up has locked-in previous gains, the 5% Annual Increase Amount of the Income Base remains at $178,500 despite poor market performance, and, provided the benefit continues in effect, will continue to grow at 5%

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annually (subject to adjustments for additional purchase payments and/or withdrawals) through the Contract Anniversary on or after your 90th birthday. Also, please note:

(1)The 10-year waiting period to annuitize the Contract remains at the 17th Contract Anniversary (10 years from the date of the last Optional Step-Up);

(2)The charge remains at its current level; and

(3)The Guaranteed Principal Option can still be elected on the 10th Contract Anniversary.

                                   [GRAPHIC]


REQUIRED MINIMUM DISTRIBUTIONS EXAMPLES

Assume an IRA Contract is issued on September 1, 2011 and the GMIB Plus III is selected. Assume that on the first Contract Anniversary (September 1, 2012) the Annual Increase Amount is $100,000. Assume the required minimum distribution amount for 2012 with respect to this Contract is $6,000, and the required minimum distribution amount for 2013 with respect to this Contract is $7, 200. Assume that on both the first Contract Anniversary (September 1, 2012) and the second Contract Anniversary (September 1, 2013) the Account Value is $100,000. On the second Contract Anniversary, the annual increase rate is the greatest of:

   (a)5%;

   (b)the total withdrawals during the Contract Year under the automated required minimum distribution service and/or the Systematic Withdrawal Program (up to a maximum of 5% of the Annual Increase Amount at the beginning of the Contract Year), divided by the Annual Increase Amount at the beginning of the Contract Year; or

   (c)the required minimum distribution amount for 2012 ($6,000) or for 2013 ($7,200), whichever is greater, divided by the Annual Increase Amount as of September 1, 2012 ($100,000).

Because $7,200 (the required minimum distribution amount for 2013) is greater than $6,000 (the required minimum distribution amount for 2012), (c) is equal to $7,300 divided by $100,000 or 7.2%.

(1)Withdrawals Through the Automated Required Minimum Distribution Service

If the Contract owner enrolls in the automated required minimum distribution service and elects monthly withdrawals, the Contract owner will receive $6,800 over the second Contract Year (from September 2012 through August 2013). Assuming the Contract Owner makes no withdrawals outside the automated required minimum distribution service, on September 1, 2013, the Annual Increase Amount will be increased to $100,400. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount

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withdrawn through the automated required minimum distribution service ($6,800):
$100,000 increased by 7.2% to $107,200; $107,200 - $6,800 to $100,400.

(Why does the Contract owner receive $6,800 under the automated required minimum Distribution service in this example? From September through December 2012, the Contract Owner receives $500 per month ($500 equals the $6,000 required minimum distribution amount for 2012 divided by 12). From January through August 2013, the Contract Owner receives $600 per month ($600 equals the $7,200 required minimum distribution amount for 2013 divided by 12). The Contract owner receives $2,000 in 2012 and $4,800 in 2013, for a total of $6,800.)

(2)Withdrawals Outside the Automated Required Minimum Distribution Service

If the Contract owner withdraws the $6,000 required minimum distribution amount for 2012 in December 2012, and makes no other withdrawals from September 2012 through August 2013, the Annual Increase Amount on September 1, 2013 will be $101,200. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn ($6,000), $100,000 increased by 7.2% = $107,200; $107,200 - $6,000 = $101,200.

If the Contract owner withdraws the $7,200 required minimum distribution amount for 2013 in January 2013 and makes no other withdrawals from September 2012 through August 2013, the Annual Increase Amount on September 1, 2013 will be $100,000. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn ($7,200) = $100,000 increased by 7.2% = $107,200; $107,200 - $7,200 = $100,000.

(3)Withdrawals in Excess at the Required Minimum Distribution Amounts

Assume the Contract owner withdraws $7,250 on September 1, 2012 and makes no other withdrawals before the second Contract Anniversary. Because the $7,250 withdrawal exceeds the required minimum distribution amounts for 2012 and 2013, the annual increase rate will be 5% and the Annual Increase Amount on the second Contract Anniversary (September 1, 2013) will be $97,387.50. On September 1, 2012, the Annual Increase Amount is reduced by the value of the Annual Increase Amount immediately prior to the withdrawal ($100,000) multiplied by the percentage reduction in Account Value attributed to the withdrawal (7.25%). Therefore, the new Annual Increase Amount is $92,750 ($100,000 x 7.25% - $7,250; $100,000 $7,250 - $92,750). Assuming no other purchase payments or withdrawals are made before the second Contract Anniversary, the Annual Increase Amount on the second Contract Anniversary (September 1, 2013) will be $97,387.50 ($93,750 increased by 5% per year compounded annually).

(4)No Withdrawals

If the Contract owner fulfills the minimum distribution requirements by making withdrawals from other IRA accounts and does not make any withdrawals from this Contract, the Annual Increase Amount on September 1, 2013 will be $107,200. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn from the Contract ($0).

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PAY-OUT OPTIONS (OR INCOME OPTIONS)

   You may convert your Contract into a regular stream of income after your "pay-in" or "accumulation" phase. The pay-out phase is often referred to as either "annuitizing" your Contract or taking an income annuity. When you select your pay-out option, you will be able to choose from the range of options we then have available. You have the flexibility to select a stream of income to meet your needs. If you decide you want a pay-out option, we withdraw some or all of your Account Value (less any premium taxes and applicable Contract fees), then we apply the net amount to the option. See "Income Taxes" for a discussion of partial annuitization. You are required to hold your Contract for at least 30 days (one year for the Class B Plus Contract) from the date we issue the Contract before you annuitize, and you may select a pay-out option until the later of ten years after you purchased your Contract or the date the annuitant reaches age 90. Although guaranteed annuity purchase rates for the B Plus Class are the same as those for the other classes of the Contract, current annuity purchase rates for the B Plus Class may be lower than the other classes of the Contract. You must convert at least $5,000 of your Account Value to receive income payments. Please be aware that once your Contract is annuitized, you are ineligible to receive the Death Benefit you have selected. ADDITIONALLY, IF YOU HAVE SELECTED A LIVING BENEFIT RIDER ANNUITIZING YOUR CONTRACT TERMINATES THE RIDER, INCLUDING ANY DEATH BENEFIT PROVIDED BY THE RIDER AND ANY GUARANTEED PRINCIPAL OPTION THAT MAY ALSO BE PROVIDED BY THE RIDER.

When considering a pay-out option, you should think about whether you want:

..   Payments guaranteed by us for the rest of your life (or for the rest of two lives) or the rest of your life (or for the rest of two lives) with a guaranteed period; and

..   A fixed dollar payment or a variable payment.

Your income option provides you with a regular stream of payments for either your lifetime or your lifetime with a guaranteed period.

You may choose the frequency of your income payments (choosing less frequent payments will result in each income payment being larger). For example, you may receive your payments on a monthly, quarterly, semiannual or annual basis.

Your income payment amount will depend upon your choices. For lifetime options, the age and sex (where permitted) of the measuring lives (annuitants) will also be considered. For example, if you select a pay-out option guaranteeing payments for your lifetime and your spouse's lifetime, your payments will typically be lower than if you select a pay-out option with payments over only your lifetime. Income payment types that guarantee that payments will be made for a certain number of years regardless of whether the annuitant or joint annuitant is alive (such as Lifetime Income Annuity with a Guarantee Period and Lifetime Income Annuity for Two with a Guarantee Period, as defined below) result in income payments that are smaller than with income payment types without such a guarantee (such as Lifetime Income Annuity and Lifetime Income Annuity for Two, as defined below). In addition, to the extent the income payment type has a guarantee period, choosing a shorter guarantee period will result in each income payment being larger.

We do not guarantee that your variable payments will be a specific amount of money. You may choose to have a portion of the payment fixed and guaranteed under the Fixed Income Option. Should our current annuity rates for a fixed pay-out option for your class of the Contract provide for greater payments than those guaranteed in your Contract, the greater payment will be made.

By the time the annuitant reaches age 90, or ten years after issue of your Contract, if later, and if you do not either elect to continue the Contract, select a pay-out option or withdraw your entire Account Value, and your Contract was not issued under certain retirement plans, we will automatically issue you a life annuity with a 10-year guarantee. (These requirements may be changed by us). In that case, if you do not tell us otherwise, your Fixed Account Value and Enhanced Dollar Cost Averaging Program balance will be used to provide a Fixed Income Option and your Separate Account Value will be used to provide a variable pay-out option.

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INCOME PAYMENT TYPES

   Currently, we provide you with a wide variety of income payment types to suit a range of personal preferences. You decide the income pay-out type when you decide to take a pay-out option. Your decision is irrevocable.

There are three people who are involved in payments under your pay-out option:

..   Contract owner: the person or entity which has all rights including the right to direct who receives payment.

..   Annuitant: the natural person whose life is the measure for determining the duration and the dollar amount of payments.

..   Beneficiary: the person who receives continuing payments or a lump sum payment, if any, if the Contract owner dies.

Many times, the Contract owner and the annuitant are the same person.

When deciding how to receive income, consider:

..   The amount of income you need;

..   The amount you expect to receive from other sources;

..   The growth potential of other investments; and

..   How long you would like your income to be guaranteed.

The following income payment types are currently available. We may make available other income payment types if you so request and we agree. Where required by state law or under a qualified retirement plan, the annuitant's sex will not be taken into account in calculating income payments. Annuity rates will not be less than the rates guaranteed in the Contract at the time of purchase for the AIR and income payment type elected. Due to underwriting, administrative or Internal Revenue Code considerations, the choice of the percentage reduction and/or the duration of the guarantee period may be limited. Tax rules with respect to decedent Contracts may prohibit election of Lifetime Income Annuity for Two income types and/or may also prohibit payments for as long as the owner's life in certain circumstances.

LIFETIME INCOME ANNUITY: A variable income that is paid as long as the annuitant is living.

LIFETIME INCOME ANNUITY WITH A GUARANTEE PERIOD: A variable income that continues as long as the annuitant is living but is guaranteed to be paid for a number of years. If the annuitant dies before all of the guaranteed payments have been made, payments are made to the Contract owner of the annuity (or the beneficiary, if the Contract owner dies during the guarantee period) until the end of the guarantee period. No payments are made once the guarantee period has expired and the annuitant is no longer living.

LIFETIME INCOME ANNUITY FOR TWO: A variable income that is paid as long as either of the two annuitants is living. After one annuitant dies, payments continue to be made as long as the other annuitant is living. In that event, payments may be the same as those made while both annuitants were living or may be a smaller percentage that is selected when the annuity is first converted to an income stream. No payments are made once both annuitants are no longer living.

LIFETIME INCOME ANNUITY FOR TWO WITH A GUARANTEE PERIOD: A variable income that continues as long as either of the two annuitants is living but is guaranteed to be paid (unreduced by any percentage selected) for a number of years. If both annuitants die before all of the guaranteed payments have been made, payments are made to the Contract owner of the annuity (or the beneficiary, if the Contract owner dies during the guarantee period) until the end of the guaranteed period. If one annuitant dies after the guarantee period has expired, payments continue to be made as long as the other annuitant is living. In that event, payments may be the same as those made while both annuitants were living or may be a smaller percentage that is selected when the annuity is first converted to an income stream. No payments are made once the guarantee period has expired and both annuitants are no longer living.

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ALLOCATION

   You decide how your money is allocated among the Fixed Income Option and the investment divisions.

MINIMUM SIZE OF YOUR INCOME PAYMENT

   Your initial income payment must be at least $100. This means that the amount used from a Contract to provide a pay-out option must be large enough to produce this minimum initial income payment. We may reduce the frequency of your income payments to produce a payment of at least $100, in which case your payment will be made at least annually.

THE VALUE OF YOUR INCOME PAYMENTS

AMOUNT OF INCOME PAYMENTS

Variable Income Payments from an investment division will depend upon the number of annuity units held in that investment division (described below) and the Annuity Unit Value (described later) as of the 10th day prior to a payment date.

The initial variable income payment is computed based on the amount of the purchase payment applied to the specific investment division (net any applicable premium tax owed or Contract charge), the AIR, the age of the measuring lives and the income payment type selected. The initial payment amount is then divided by the Annuity Unit Value for the investment division to determine the number of annuity units held in that investment division. The number of annuity units held remains the same for duration of the Contract if no reallocations are made.

The dollar amount of subsequent variable income payments will vary with the amount by which investment performance less the Separate Account Charge is greater or less than the AIR.

Each Contract provides that, when a pay-out option is chosen, the payment will not be less than the payment produced by the then current Fixed Income Option purchase rates for that Contract class. The purpose of this provision is to assure the owner that, at retirement, if the Fixed Income Option purchase rates for new Contracts are significantly more favorable than the rates guaranteed by a Contract of the same class, the owner will be given the benefit of the higher rates.

ANNUITY UNITS

Annuity units are credited to you when you first convert your Contract into an income stream or make a reallocation of your income payment into an investment division during the pay-out phase. Before we determine the number of annuity units to credit to you, we reduce your Account Value by any premium taxes and the Annual Contract Fee, if applicable. (The premium taxes and the Annual Contract Fee are not applied against reallocations.) We then compute an initial income payment amount using the AIR, your income payment type and the age and sex (where permitted) of the measuring lives. We then divide the initial income payment (allocated to an investment division) by the Annuity Unit Value on the date of the transaction. The result is the number of annuity units credited for that investment division. The initial variable income payment is a hypothetical payment which is calculated based on the AIR. This initial variable income payment is used to establish the number of annuity units. It is not the amount of your actual first variable income payment unless your first income payment happens to be within 10 days after the date you convert your Contract into an income stream. When you reallocate an income payment from an investment division, annuity units supporting that portion of your income payment in that investment division are liquidated.

AIR

Your income payments are determined by using the AIR to benchmark the investment experience of the investment divisions you select. We currently offer an AIR of 3% and 4%. The higher your AIR, the higher your initial variable income

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payment will be. Your next payment will increase approximately in proportion to the amount by which the investment experience (for the time period between the payments) for the underlying Portfolio minus the Standard Death Benefit
Separate Account charge (the resulting number is the net investment return) exceeds the AIR (for the time period between the payments). Likewise, your next payment will decrease to the approximate extent the investment experience (for the time period between the payments) for the underlying Portfolio minus the Standard Death Benefit Separate Account (the net investment return) charge is less than the AIR (for the time period between the payments). A lower AIR will result in a lower initial variable income payment, but subsequent variable income payments will increase more rapidly or decline more slowly than if you had elected a higher AIR as changes occur in the investment experience of the investment divisions.

The amount of each variable income payment is determined 10 days prior to your income payment date. If your first income payment is scheduled to be paid less than 10 days after you convert your Contract to an income stream, then the amount of that payment will be determined on the date you convert your Contract to a pay-out option.

VALUATION

This is how we calculate the Annuity Unit Value for each investment division:

..   First, we determine the change in investment experience (which reflects the deduction for any investment-related charge) for the underlying Portfolio from the previous trading day to the current trading day;

..   Next, we subtract the daily equivalent of the Standard Death Benefit
    Separate Account charge for each day since the last day the Annuity Unit Value was calculated; the resulting number is the net investment return.

..   Then, we multiply by an adjustment based on your AIR for each day since the last Annuity Unit Value was calculated; and

..   Finally, we multiply the previous Annuity Unit Value by this result.

REALLOCATION PRIVILEGE

   During the pay-out phase of the Contract, you may make reallocations among investment divisions or from the investment divisions to the Fixed Income
Option. Each reallocation must be at least $500 or, if less, your entire income payment allocated to the investment division. Once you reallocate your income payment into the Fixed Income Option, you may not later reallocate it into an investment division. There is no withdrawal charge to make a reallocation.

For us to process a reallocation, you must tell us:

..   The percentage of the income payment to be reallocated;

..   The investment divisions (or Fixed Income Option) to which you want to reallocate your income payment; and

..   The investment divisions from which you want to reallocate your income payment.

We may require that you use our original forms to make reallocations.

Reallocations will be made at the end of the business day, at the close of the Exchange, if received in good order prior to the close of the Exchange, on that business day. All other reallocation requests will be processed on the next business day.

When you request a reallocation from an investment division to the Fixed Income Option, the payment amount will be adjusted at the time of reallocation. Your payment may either increase or decrease due to this adjustment. The adjusted payment will be calculated in the following manner.

..   First, we update the income payment amount to be reallocated from the investment division based upon the applicable Annuity Unit Value at the time of the reallocation;

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..   Second, we use the AIR to calculate an updated annuity purchase rate based upon your age, if applicable, and expected future income payments at the time of the reallocation;

..   Third, we calculate another updated annuity purchase rate using our current annuity purchase rates for the Fixed Income Option on the date of your reallocation;

..   Finally, we determine the adjusted payment amount by multiplying the updated income amount determined in the first step by the ratio of the annuity purchase rate determined in the second step divided by the annuity purchase rate determined in the third step.

When you request a reallocation from one investment division to another, annuity units in one investment division are liquidated and annuity units in the other investment division are credited to you. There is no adjustment to the income payment amount. Future income payment amounts will be determined based on the Annuity Unit Value for the investment division to which you have reallocated.

You generally may make a reallocation on any day the Exchange is open. At a future date we may limit the number of reallocations you may make, but never to fewer than one a month. If we do so, we will give you advance written notice. We may limit a beneficiary's ability to make a reallocation.

Here are examples of the effect of a reallocation on the income payment:

..   Suppose you choose to reallocate 40% of your income payment supported by investment division A to the Fixed Income Option and the recalculated income payment supported by investment division A is $100. Assume that the updated annuity purchase rate based on the AIR is $125, while the updated annuity purchase rate based on fixed income annuity pricing is $100. In that case, your income payment from the Fixed Income Option will be increased by $40 x ($125/$100) or $50, and your income payment supported by investment division A will be decreased by $40. (The number of annuity units in investment division A will be decreased as well.)

..   Suppose you choose to reallocate 40% of your income payment supported by investment division A to investment division B and the recalculated income payment supported by investment division A is $100. Then, your income payment supported by investment division B will be increased by $40 and your income payment supported by investment division A will be decreased by $40. (Changes will also be made to the number of annuity units in both investment divisions as well.)

Please see the "Transfer Privilege" section regarding our market timing policies and procedures.

CHARGES

   You pay the Standard Death Benefit Separate Account charge for your Contract class during the pay-out phase of the Contract except that the Separate
Account charge during the pay-out phase for the B Plus Class is 1.25% (1.50% for amounts allocated to the American Funds Growth-Income or American Funds Global Small Capitalization funds). In addition, you pay the applicable investment-related charge during the pay-out phase of your Contract. During the pay-out phase, we reserve the right to deduct the $30 Annual Contract Fee. If we do so, it will be deducted pro rata from each income payment. The Separate Account charge you pay will not reduce the number of annuity units credited to you. Instead, we deduct the charges as part of the calculation of the Annuity Unit Value.

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GENERAL INFORMATION

ADMINISTRATION

All transactions will be processed in the manner described below.

PURCHASE PAYMENTS

Send your purchase payments, by check, cashier's check or certified check, made payable to "MetLife," to the appropriate address below.

(We reserve the right to receive purchase payments by other means acceptable to us.)

             REGULAR MAIL               EXPRESS MAIL
             ------------               ------------
             MetLife Preference Premier MetLife Preference Premier
             PO Box 10342               4700 Westown Parkway,
             Des Moines, IA 50306-0342  Suite 100
                                        West Des Moines, IA 50266

We also permit purchase payments to be made directly from your personal checking account. We do not accept cash, money orders or traveler's checks. We will provide you with all necessary forms. We must have all documents in good order to credit your purchase payments. If you send your purchase payments or transaction requests to an address other than the one we have designated for receipt of such purchase payments or requests, we may return the purchase payment to you, or there may be delay in applying the purchase payment or transaction to your contract.

We reserve the right to refuse purchase payments made via a personal check in excess of $100,000. Purchase payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a purchase payment may determine how soon subsequent disbursement requests may be fulfilled.

Purchase payments (including any portion of your Account Value under a Contract which you apply to a pay-out option) are effective and valued as of the close of the Exchange on the day we receive them in good order at your Administrative Office, except when they are received:

..   On a day when the Accumulation Unit Value/Annuity Unit Value is not calculated, or

..   After the close of the Exchange.

In those cases, the purchase payments will be effective the next day the Accumulation Unit Value or Annuity Unit Value, as applicable, is calculated.

We reserve the right to credit your initial purchase payment to you within two days after its receipt at your Administrative Office or MetLife sales office, if applicable. However, if you fill out our forms incorrectly or incompletely or other documentation is not completed properly or otherwise not in good order, we have up to five business days to credit the payment. If the problem cannot be resolved by the fifth business day, we will notify you and give you the reasons for the delay. At that time, you will be asked whether you agree to let us keep your money until the problem is resolved. If you do not agree or we cannot reach you by the fifth business day, your money will be returned.

CONFIRMING TRANSACTIONS

You will receive a written statement confirming that a transaction was recently completed. Certain transactions made on a periodic basis, such as check-o-matic, Systematic Withdrawal Program payments, and automated investment strategy transfers, may be confirmed quarterly. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.

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PROCESSING TRANSACTIONS

We permit you to request transactions by mail, telephone and Internet. We may suspend or eliminate telephone or Internet privileges at any time, without prior notice. We reserve the right not to accept requests for transactions by facsimile.

If mandated by applicable law, including, but not limited to, federal anti-money laundering laws, we may be required to reject a purchase payment. We may also be required to block a Contract owner's account and, consequently, refuse to implement requests for transfers, withdrawals, surrenders or death benefits, until instructions are received from the appropriate governmental authority.

BY TELEPHONE OR INTERNET

You may obtain information and initiate a variety of transactions by telephone or the Internet virtually 24 hours a day, 7 days a week, unless prohibited by state law. Some of the information and transactions accessible to you include:

..   Account Value

..   Unit Values

..   Current rates for the Fixed Account

..   Transfers

..   Changes to investment strategies

..   Changes in the allocation of future purchase payments.

Your transaction must be in good order and completed prior to the close of the Exchange on one of our business days if you want the transaction to be valued and effective on that day. Transactions will not be valued and effective on a day when the Accumulation or Annuity Unit Value is not calculated or after the close of the Exchange. We will value and make effective these transactions on our next business day.

We have put into place reasonable security procedures to insure that instructions communicated by telephone or Internet are genuine. For example, all telephone calls are recorded. Also, you will be asked to provide some personal data prior to giving your instructions over the telephone or through the Internet. When someone contacts us by telephone or Internet and follows our security procedures, we will assume that you are authorizing us to act upon those instructions. Neither the Separate Account nor MetLife will be liable for any loss, expense or cost arising out of any requests that we or the Separate Account reasonably believe to be authentic. In the unlikely event that you have trouble reaching us, requests should be made in writing to your Administrative Office.

Response times for the telephone or Internet may vary due to a variety of factors, including volumes, market conditions and performance of the systems. We are not responsible or liable for:

..   any inaccuracy, error, or delay in or omission of any information you transmit or deliver to us; or

..   any loss or damage you may incur because of such inaccuracy, error, delay or omission; non-performance; or any interruption of information beyond our control.

AFTER YOUR DEATH

If we are presented in good order with notification of your death before any requested transaction is completed (including transactions under automated investment strategies, the Enhanced Dollar Cost Averaging Program and other dollar cost averaging programs, the minimum distribution program and the Systematic Withdrawal Program), we will cancel the request. As described above, the death benefit will be determined when we receive due proof of death and an election for

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the payment method. If the beneficiary is your spouse, the spouse may be substituted as the owner of the Contract and continue the Contract. We permit the beneficiary of a Traditional IRA Contract to hold the Contract in your name for his/her benefit. If you are receiving income payments, we will cancel the request and continue making payments to your beneficiary if your income type so provides. Or, depending on the income type, we may continue making payments to a joint annuitant.

MISSTATEMENT

We may require proof of age or sex (where permitted) of the owner, annuitant or beneficiary before making any payments under this Contract that are measured by the owner's, annuitant's or beneficiary's life. If the age or sex (where permitted) of the measuring life has been misstated, the amount payable will be the amount that would have been provided at the correct age and sex (where permitted).

Once income payments have begun, any overpayments or underpayments will be made up in one sum with the next income payment in a manner agreed to by us. Any overpayments will be deducted first from future income payments. In certain states we may be required to pay interest on any underpayment.

THIRD PARTY REQUESTS

Generally, we only accept requests for transactions or information from you. In addition, we reserve the right not to accept or to process transactions requested on your behalf by third parties. This includes processing transactions by an agent you designate, through a power of attorney or other authorization, who has the ability to control the amount and timing of transfers/reallocations for a number of other Contract owners and who simultaneously makes the same request or series of requests on behalf of other Contract owners.

VALUATION -- SUSPENSION OF PAYMENTS

We separately determine the Accumulation Unit Value and Annuity Unit Value, as applicable, for each investment division once each day when the Exchange is open for trading. If permitted by law, we may change the period between calculations but we will give you 30 days notice.

When you request a transaction, we will process the transaction using the next available Accumulation Unit Value or Annuity Unit Value. Subject to our procedure, we will make withdrawals and transfers/reallocations at a later date, if you request. If your withdrawal request is to elect a variable pay-out option under your Contract, we base the number of annuity units you receive on the next available Annuity Unit Value.

We reserve the right to suspend or postpone payment for a withdrawal or transfer/reallocation when:

..   rules of the Securities and Exchange Commission so permit (trading on the
    Exchange is restricted, the Exchange is closed other than for customary weekend or holiday closings or an emergency exists which makes pricing or sale of securities not practicable); or

..   during any other period when the Securities and Exchange Commission by order so permits.

ADVERTISING PERFORMANCE

     We periodically advertise the performance of the investment divisions. You may get performance information from a variety of sources including your quarterly statements, your MetLife representative, the Internet, annual reports and semiannual reports. All performance numbers are based upon historical earnings. These numbers are not intended to indicate future results.

We may state performance in terms of "yield," "change in Accumulation Unit Value/Annuity Unit Value," "average annual total return" or some combination of these terms.

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YIELD is the net income generated by an investment in a particular investment division for 30 days or a month. These figures are expressed as percentages. This percentage yield is compounded semiannually; for the money market investment division, we state yield for a seven day period.

CHANGE IN ACCUMULATION/ANNUITY UNIT VALUE ("Non-Standard Performance") is calculated by determining the percentage change in the value of an accumulation (or annuity) unit for a certain period. These numbers may also be annualized. Change in Accumulation/Annuity Unit Value may be used to demonstrate performance for a hypothetical investment (such as $10,000) over a specified period. These performance numbers reflect the deduction of the Separate Account charges (with the Standard Death Benefit), the additional Separate Account charge for the American Funds Growth-Income and American Funds Global Small Capitalization investment divisions and the Annual Contract Fee; however, yield and change in Accumulation/Annuity Unit Value performance do not reflect the possible imposition of withdrawal charges and the charge for the Enhanced Death Benefit, the Earnings Preservation Benefit or the Guaranteed Minimum Income Benefits. Withdrawal charges would reduce performance experience.

AVERAGE ANNUAL TOTAL RETURN ("Standard Performance") calculations reflect the Separate Account charge, the additional Separate Account charge for the American Funds Growth-Income and American Funds Global Small Capitalization investment divisions and the Annual Contract Fee and applicable withdrawal charges since the investment division inception date, which is the date the corresponding Portfolio or predecessor Portfolio was first offered under the Separate Account that funds the Contract. These figures also assume a steady annual rate of return. They assume that combination of optional benefits that would produce the greatest total Separate Account charge.

Performance figures will vary among the various classes of the Contracts and the investment divisions as a result of different Separate Account charges and withdrawal charges.

We may calculate performance for certain investment strategies including Equity Generator and each asset allocation model of the Index Selector. We calculate the performance as a percentage by presuming a certain dollar value at the beginning of a period and comparing this dollar value with the dollar value based on historical performance at the end of that period. We assume the Separate Account charge reflects the Standard Death Benefit. The information does not assume the charges for the Enhanced Death Benefit, the Earnings Preservation Benefit or the Guaranteed Minimum Income Benefits. This percentage return assumes that there have been no withdrawals or other unrelated transactions.

For purposes of presentation of Non-Standard Performance, we may assume the Contracts were in existence prior to the inception date of the investment divisions in the Separate Account that funds the Contract. In these cases, we calculate performance based on the historical performance of the underlying Metropolitan Fund, Met Investors Fund and American Funds(R) Portfolios since the Portfolio inception date. We use the actual accumulation unit or annuity unit data after the inception date. Any performance data that includes all or a portion of the time between the Portfolio inception date and the investment division inception date is hypothetical. Hypothetical returns indicate what the performance data would have been if the Contract had been introduced as of the Portfolio inception date.

We may also present average annual total return calculations which reflect all Separate Account charges and applicable withdrawal charges since the Portfolio inception date. We use the actual accumulation unit or annuity unit data after the inception date. Any performance data that includes all or a portion of the time between the Portfolio inception date and the investment division inception date is hypothetical. Hypothetical returns indicate what the performance data would have been if the Contracts had been introduced as of the Portfolio inception date.

Past performance is no guarantee of future results.

We may demonstrate hypothetical future values of Account Values over a specified period based on assumed rates of return (which will not exceed 12% and which will include an assumption of 0% as well) for the Portfolios. These

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presentations reflect the deduction of the Separate Account charge, the Annual
Contract Fee, if any, and the weighted average of investment-related charges for all Portfolios to depict investment-related charges.

We may demonstrate hypothetical future values of Account Values for a specific Portfolio based upon the assumed rates of return previously described, the deduction of the Separate Account charge and the Annual Contract Fee, if any, and the investment-related charges for the specific Portfolio to depict investment-related charges.

We may demonstrate the hypothetical historical value of each optional benefit for a specified period based on historical net asset values of the Portfolios and the annuity purchase rate, if applicable, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the Separate Account charge and the Annual Contract Fee, if any, the investment-related charge and the charge for the optional benefit being illustrated.

We may demonstrate hypothetical future values of each optional benefit over a specified period based on assumed rates of return (which will not exceed 12% and which will include an assumption of 0% as well) for the Portfolios, the annuity purchase rate, if applicable, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the Separate Account charge and the Annual Contract Fee, if any, the weighted average of investment-related charges for all Portfolios to depict investment-related charges and the charge for the optional benefit being illustrated.

We may demonstrate hypothetical values of income payments over a specified period based on historical net asset values of the Portfolios and the applicable annuity purchase rate, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the Separate Account charge, the investment-related charge and the Annual Contract Fee, if any.

We may demonstrate hypothetical future values of income payments over a specified period based on assumed rates of return (which will not exceed 12% and which will include an assumption of 0% as well) for the Portfolios, the applicable annuity purchase rate, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the Separate Account charge, the Annual Contract Fee, if any, and the weighted average of investment-related charges for all Portfolios to depict investment-related charges.

Any illustration should not be relied on as a guarantee of future results.

CHANGES TO YOUR CONTRACT

     We have the right to make certain changes to your Contract, but only as permitted by law. We make changes when we think they would best serve the interest of annuity contract owners or would be appropriate in carrying out the purposes of the Contract. If the law requires, we will also get your approval and the approval of any appropriate regulatory authorities. Examples of the changes we may make include:

..   To operate the Separate Account in any form permitted by law.

..   To take any action necessary to comply with or obtain and continue any exemptions under the law (including favorable treatment under the federal income tax laws) including limiting the number, frequency or types of transfers/reallocations permitted.

..   To transfer any assets in an investment division to another investment division, or to one or more separate accounts, or to our general account, or to add, combine or remove investment divisions in the Separate Account.

..   To substitute for the Portfolio shares in any investment division, the shares of another class of the Metropolitan Fund, the Met Investors Fund or the shares of another investment company or any other investment permitted by law.

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..   To make any necessary technical changes in the Contracts in order to conform with any of the above-described actions.

If any changes result in a material change in the underlying investments of an investment division in which you have a balance or an allocation, we will notify you of the change. You may then make a new choice of investment divisions. For Contracts issued in Pennsylvania, we will ask your approval before making any technical changes.

VOTING RIGHTS

   Based on our current view of applicable law, you have voting interests under your Contract concerning Metropolitan Fund, Met Investors Fund or American
Funds(R) proposals that are subject to a shareholder vote. Therefore, you are entitled to give us instructions for the number of shares which are deemed attributable to your Contract.

We will vote the shares of each of the underlying Portfolios held by the Separate Account based on instructions we receive from those having a voting interest in the corresponding investment divisions. However, if the law or the interpretation of the law changes, we may decide to exercise the right to vote the Portfolio's shares based on our own judgment.

You are entitled to give instructions regarding the votes attributable to your Contract in your sole discretion.

There are certain circumstances under which we may disregard voting instructions. However, in this event, a summary of our action and the reasons for such action will appear in the next semiannual report. If we do not receive your voting instructions, we will vote your interest in the same proportion as represented by the votes we receive from other investors. The effect of this proportional voting is that a small number of Contract owners may control the outcome of a vote. Shares of the Metropolitan Fund, the Met Investors Fund or the American Funds(R) that are owned by our general account or by any of our unregistered separate accounts will be voted in the same proportion as the aggregate of:

..   The shares for which voting instructions are received, and

..   The shares that are voted in proportion to such voting instructions.

However, if the law or the interpretation of the law changes, we may decide to exercise the right to vote the Portfolio's shares based on our judgment.

WHO SELLS THE CONTRACTS

MetLife Investors Distribution Company ("MLIDC") is the principal underwriter and distributor of the securities offered through this Prospectus. MLIDC, which is our affiliate, also acts as the principal underwriter and distributor of some of the other variable annuity contracts and variable life insurance policies we and our affiliated companies issue. We reimburse MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g., commissions payable to the retail broker-dealers who sell the Contracts, including our affiliated broker-dealers). MLIDC does not retain any fees under the Contracts.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA provides background information about broker-dealers and their registered representatives through FINRA Broker Check. You may contact the FINRA BrokerCheck Hotline at 1 800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

Contracts are sold through MetLife licensed sales representatives who are associated with MetLife Securities, Inc. ("MSI"), our affiliate and a broker-dealer, and through New England Financial(R) licensed sales representatives who are

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associated with New England Securities Corporation ("NES"), also our affiliate and a broker-dealer. Both broker-dealers are paid compensation for the promotion and sale of the Contracts. New England Financial(R) is the service mark for New England Life Insurance Company, Boston, Massachusetts, and related companies. The Contracts are also sold through the registered representatives of our other affiliated broker-dealers. MSI, NES and our affiliated broker-dealers are registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 and are also members of FINRA. The Contracts may also be sold through other registered broker-dealers. We also may sell the Contracts directly, without compensation, to sales representatives, to employees, officers, directors, and trustees of MetLife and its affiliated companies, and certain family members of the foregoing, and to employees, officers, directors, trustees and registered representatives of any broker-dealer authorized to sell the Contracts or any bank affiliated with such a broker-dealer and of any investment adviser or subadviser to the Portfolios, and certain family members of the foregoing. If consistent with applicable state insurance law, we may sell the Contracts, without compensation, to MetLife or its affiliated companies for use with deferred compensation plans for agents, employees, officers, directors, and trustees of MetLife and its affiliated companies, subject to any restrictions imposed by the terms of such plans, or to persons who obtain their Contracts through a bank, adviser or consultant to whom they pay a fee for investment or planning advice. Contracts also may be sold through the mail or over the Internet.

There is no front-end sales load deducted from purchase payments to pay sales commissions. Distribution costs are recovered through the charges and deductions under the Contract. New England Financial(R) sales representatives and MetLife sales representatives who are not in our MetLife Resources division ("non-MetLife Resources MetLife sales representatives") must meet a minimum level of sales of proprietary products in order to maintain employment with us. Sales representatives in our MetLife Resources division must meet a minimum level of sales production in order to maintain employment with us.

New England Financial(R) sales representatives, non-MetLife Resources MetLife sales representatives and MetLife Resources sales representatives receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. With respect to the Contract, the gross dealer concession ranges from 1.0% to 7.15% of each purchase payment (depending on the class purchased) and, starting as early as the second Contract Year, ranges from 0.00% to 1.00% (depending on the class purchased) of the Account Value each year the Contract is in force for servicing the Contract. Gross dealer concession may also be paid when the Contract is annuitized. The amount of this gross dealer concession payable upon annuitization depends on several factors, including the number of years the Contract has been in force. Compensation to the sales representative is all or part of the gross dealer concession. Compensation to sales representatives in the MetLife Resources division is based upon premiums and purchase payments applied to all products sold and serviced by the representative. Compensation to New England Financial(R) sales representatives and non-MetLife Resources MetLife sales representatives is determined based upon a formula that recognizes premiums and purchase payments applied to proprietary products sold and serviced by the representative as well as certain premiums and purchase payments applied to non-proprietary products sold by the representative. Proprietary products are those issued by us or our affiliates. Because one of the factors determining the percentage of gross dealer concession that applies to New England Financial(R) sales representatives and non-MetLife Resources MetLife sales representative's compensation is sales of proprietary products, these sales representatives have an incentive to favor the sale of proprietary products. Because New England Financial(R) sales representatives and non-MetLife Resources MetLife sales managers' compensation is based on the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sales of proprietary products.

New England Financial(R) sales representatives, non-MetLife Resources MetLife sales representatives and MetLife Resources sales representatives and their managers and the sales representatives and managers of our affiliates may be eligible for additional cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplemental salary, financial arrangements, marketing support, medical and other insurance benefits, and retirement benefits and other benefits based primarily on the amount of proprietary products sold. Because additional cash

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compensation paid to New England Financial(R) sales representatives and
non-MetLife Resources MetLife sales representatives and MetLife Resources sales representatives and their managers and the sales representatives and their managers of our affiliates is based primarily on the sales of proprietary products, New England Financial(R) sales representatives and non-MetLife Resources MetLife sales representatives and MetLife Resources sales representatives and their managers and the sales representatives and their managers of our affiliates have an incentive to favor the sale of proprietary products.

Sales representatives who meet certain productivity, persistency, and length of service standards and/or their managers may be eligible for additional cash compensation. Moreover, managers may be eligible for additional cash compensation based on the sales production of the sales representatives that the manager supervises.

Our sales representatives and their managers may be eligible for non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional services and other support services.

Other incentives and additional cash compensation provide sales representatives and their managers with an incentive to favor the sale of proprietary products. The business unit responsible for the operation of our distribution system is also paid.

MLIDC also pays compensation for the sale of the Contracts by other affiliated broker-dealers. The compensation paid to other affiliated broker-dealers for sales of the Contracts is generally not expected to exceed, on a present value basis, the aggregate amount of total compensation that is paid with respect to sales made through New England Financial(R) and MetLife representatives. (The total compensation includes payments that we make to our business unit that is responsible for the operation of the distribution systems through which the Contracts are sold.) These firms pay their sales representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. The amount that selling firms pass on to their sales representatives is determined in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Sales representatives of other affiliated broker-dealers and their managers may be eligible for various cash benefits and non-cash compensation (as described above) that we may provide jointly with other affiliated broker-dealers. Because of the receipt of this cash and non-cash compensation, sales representatives and their managers of our other affiliated broker-dealers have an incentive to favor the sale of proprietary products.

MLIDC may also enter into preferred distribution arrangements with certain other affiliated selling firms such as Walnut Street Securities, Inc. and Tower Square Securities, Inc. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, MLIDC may pay separate, additional compensation to the broker-dealer firm for services the selling firm provides in connection with the distribution of the Contracts.

These services may include providing us with access to the distribution network of the selling firm, the hiring and training of the selling firm's sales personnel, the sponsoring of conferences and seminars by the selling firm, or general marketing services performed by the selling firm. The selling firm may also provide other services or incur other costs in connection with distributing the Contracts.

MLIDC also pays compensation for the sale of Contracts by unaffiliated broker-dealers. The compensation paid to unaffiliated broker-dealers for sales of the Contracts is generally not expected to exceed, on a present value basis, the aggregate amount of total compensation that is paid with respect to sales made through New England Financial(R) and MetLife representatives. (The total compensation includes payments that we make to our business unit that is responsible for the operation of the distribution systems through which the Contracts are sold.) Broker-dealers pay their sales representatives all or a portion of the commissions received for their sales of the Contracts. Some firms may retain a

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portion of commissions. The amount that the broker-dealer passes on to its sales representatives is determined in accordance with its internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. We and our affiliates may also provide sales support in the form of training, sponsoring conferences, defraying expenses at vendor meetings, providing promotional literature and similar services. An unaffiliated broker-dealer or sales representative of an unaffiliated broker-dealer may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates. Ask your sales representative further information about what your sales representative and the broker-dealer for which he or she works may receive in connection with your purchase of a Contract.

We or our affiliates pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series(R), a percentage of all purchase payments allocated to the American Funds Global Small Capitalization Fund and the American Funds Growth-Income Fund for services it provides in marketing the Fund's shares in connection with the Contract.

FINANCIAL STATEMENTS

Our financial statements and the financial statements of the Separate Account have been included in the SAI.

WHEN WE CAN CANCEL YOUR CONTRACT

We may cancel your Contract only if we do not receive any purchase payments from you for 24 consecutive months (36 consecutive months in New York State) and your Account Value is less than $2,000. Accordingly, no Contract will be terminated due solely to negative investment performance. We will only do so to the extent allowed by law. If we do so, we will return the full Account Value. Federal tax law may impose additional restrictions on our right to cancel your Traditional IRA or Roth IRA Contract. Termination of your Contract may have adverse consequences for any optional living or death benefit you may have elected.

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INCOME TAXES

   The following information on taxes is a general discussion of the subject. It is not intended as tax advice. The Internal Revenue Code ("Code") is complex and subject to change regularly. Failure to comply with the tax law may result in significant adverse tax consequences and IRS penalties. Consult your own tax advisor about your circumstances, any recent tax developments, and the impact of state income taxation. For purposes of this section, we address Contracts and income payments under the Contracts together.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transactions under your Contract satisfy applicable tax law.

Where otherwise permitted under the Contract, the transfer of ownership of a Contract, the designation or change in designation of an annuitant, payee or other beneficiary who is not also a Contract owner, the selection of certain maturity dates, the exchange of a Contract, or the receipt of a Contract in an exchange, may result in income tax and other tax consequences, including additional withholding, estate tax, gift tax and generation skipping transfer tax, that are not discussed in this Prospectus. The SAI may contain additional information. Please consult your tax adviser.

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 2011 (the "2011 PR Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 2011 PR Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 2011 PR Code. Since U.S. source income generated by a Puerto Rico bona fide resident is subject to U.S. income tax the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 2011 PR Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state and foreign taxation with respect to purchasing an annuity contract.

MetLife does not expect to incur federal, state or local income taxes on the earnings or realized capital gains attributable to the Separate Account. However, if we do incur such taxes in the future, we reserve the right to charge amounts allocated to the Separate Account for these taxes.

To the extent permitted under federal tax law, we may claim the benefit of the corporate dividends received deduction and of certain foreign tax credits attributable to taxes paid by certain of the Portfolios to foreign jurisdictions.

GENERAL

   The Contracts are a means of setting aside money for future needs- usually retirement. Congress recognizes how important saving for retirement is and has provided special rules in the Code.

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All IRAs receive tax deferral under the Code. Although there are no additional tax benefits by funding your IRA with an annuity, it does offer you additional insurance benefits such as availability of a guaranteed income for life.

Under current federal income tax law, the taxable portion of distributions and withdrawals from variable annuity contracts are subject to ordinary income tax and are not eligible for the lower tax rates that apply to long term capital gains and qualifying dividends.

WITHDRAWALS

When money is withdrawn from your Contract (whether by you or your beneficiary), the amount treated as taxable income and taxed as ordinary income differs depending on the type of: annuity you purchase (e.g., Non-Qualified or IRA); and payment method or income payment type you elect. If you meet certain requirements, your Roth IRA earnings are free from federal income taxes.

We will withhold a portion of the amount of your withdrawal for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

WITHDRAWALS BEFORE AGE 59 1/2

Because these products are intended for retirement, if you make a taxable withdrawal before age 59 1/2 you may incur a 10% tax penalty, in addition to ordinary income taxes. Also, please see the section below titled Separate Account Charges for further information regarding withdrawals.

As indicated in the chart below, some taxable distributions prior to age 59 1/2 are exempt from the penalty. Some of these exceptions include amounts received:

                                                                                   Type of Contract
                                                                                 --------------------
                                                                                    Non    Trad. Roth
                                                                                 Qualified  IRA  IRA
                                                                                 --------- ----- ----

In a series of substantially equal payments made annually (or more frequently)
for life or life expectancy (SEPP)                                                   x       x    x

After you die                                                                        x       x    x

After you become totally disabled (as defined in the Code)                           x       x    x

To pay deductible medical expenses                                                           x    x

To pay medical insurance premiums if you are unemployed                                      x    x

For qualified higher education expenses, or                                                  x    x

For qualified first time home purchases up to $10,000                                        x    x

After December 31, 1999 for IRS levies                                                       x    x

Certain immediate income annuities providing a series of substantially equal periodic payments made annually (or more frequently) over the specified payment
period                                                                               x

SYSTEMATIC WITHDRAWAL PROGRAM FOR SUBSTANTIALLY EQUAL PERIODIC PAYMENTS (SEPP) AND INCOME OPTIONS

If you are considering using the Systematic Withdrawal Program or selecting an income option for the purpose of meeting the SEPP exception to the 10% tax penalty, consult with your tax adviser. It is not clear whether certain withdrawals or income payments under a variable annuity will satisfy the SEPP exception.

If you receive systematic payments that you intend to qualify for the SEPP exception, any modifications (except due to death or disability) to your payment before age 59 1/2 or within five years after beginning SEPP payments, whichever is

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later, will result in the retroactive imposition of the 10% penalty with interest. Such modifications may include additional purchase payments or withdrawals (including tax-free transfers or rollovers of income payments) from the Contract.

SEPARATE ACCOUNT CHARGES

It is conceivable that the charges for certain benefits such as any of the guaranteed death benefits (including but not limited to the Earnings Preservation Benefit) and certain living benefits (e.g. the Guaranteed Minimum Income Benefit) could be considered to be taxable each year as deemed distributions from the Contract to pay for non-annuity benefits. We currently treat these charges as an intrinsic part of the annuity contract and do not report these as taxable income. However, it is possible that this may change in the future if we determine that this is required by the IRS. If so, the charge could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.

NON-QUALIFIED ANNUITIES

..   Purchase payments to Non-Qualified contracts are on an "after-tax" basis, so you only pay income taxes on your earnings. Generally, these earnings are taxed when received from the Contract.

..   Under the Code, withdrawals need not be made by a particular age. However, it is possible that the Internal Revenue Service may determine that the Contract must be surrendered or income payments must commence by a certain age (e.g., 85 or older) or your Contract may require that you commence payments by a certain age.

..   Your Non-Qualified contract may be exchanged for another Non-Qualified annuity or a qualified long term care contract under Section 1035 without paying income taxes if certain Code requirements are met. Once income payments have commenced, you may not be able to transfer withdrawals to another non-qualified annuity contract or a qualified long term care contract in a tax-free Section 1035 exchange.

..   The IRS issued guidance under which direct transfers of less than the entire account value from one non-qualified annuity to another non-qualified annuity ("partial exchanges") on or after June 30, 2008, may be treated as a taxable withdrawal rather than a non-taxable exchange under certain circumstances. Such circumstances generally include situations where amounts are withdrawn or income payments are made from either contract involved in the partial exchange within a period of twelve months following transfers. Certain exception may apply. It is not clear whether this guidance applies to a partial exchange involving qualified long term care contracts. Consult your own independent tax advisor prior to a partial exchange.

..   Consult your tax adviser prior to changing the annuitant or prior to changing the date you determine to commence income payments if permitted under the terms of your Contract. It is conceivable that the IRS could consider such actions to be a taxable exchange of annuity contracts.

..   Where otherwise permitted under the Contract, pledges, assignments and other types of transfers of all or a portion of your Account Value generally result in the immediate taxation of the gain in your Contract. This rule may not apply to certain transfers between spouses.

..   Contracts issued after October 21, 1988 by the same insurance company or affiliates to an owner in the same year are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect.

..   When a non-natural person owns a Non-Qualified contract, the annuity will generally not be treated as an annuity for tax purposes and thus loses the benefit of tax deferral. Corporations and certain other entities are generally considered non-natural persons. However, an annuity owned by a non-natural person as agent for an individual will be treated as an annuity for tax purposes.

..   In those limited situations where the annuity is beneficially owned by a non-natural person and the annuity qualifies as such for federal income tax purposes, the entity may have a limited ability to deduct interest expenses. Certain

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  income annuities under Section 72(u)(4) of the Code purchased with a single payment consisting of substantially equal periodic payments with an annuity starting date within 12 months of purchase may also be considered annuities for federal income tax purposes where owned by a non-natural person.

PURCHASE PAYMENTS

Although the Code does not limit the amount of your purchase payments, your Contract may limit them.

PARTIAL AND FULL WITHDRAWALS

Generally, when you (or your beneficiary in the case of a death benefit) make a partial withdrawal from your Non-Qualified annuity, the Code treats such a partial withdrawal as: first coming from earnings (and thus subject to income tax); and then from your purchase payments (which are not subject to income tax). This rule does not apply to payments made pursuant to an income pay-out option under your Contract. In the case of a full withdrawal, the withdrawn amounts are treated as first coming from your non-taxable return of purchase payment and then from a taxable payment of earnings.

INCOME PAYMENTS

Income payments are subject to an "exclusion ratio" or "excludable amount" which determines how much of each payment is treated as: a non-taxable return of your purchase payments and a taxable payment of earnings.

Income payments and amounts received on the exercise of a withdrawal or partial withdrawal option under your Non-Qualified Annuity may not be transferred in a tax-free exchange into another annuity contract or qualified long term care contract. In accordance with our procedures, such amounts will instead be taxable under the rules for income payment or withdrawals, whichever is applicable.

Generally, once the total amount treated as a return of your purchase payment equals the amount of such purchase payment (reduced by any refund or guarantee feature as required by federal tax law), all remaining income payments are fully taxable. If you die before the purchase payment is returned, the unreturned amount may be deductible on your final income tax return or deductible by your beneficiary if income payments continue after your death. We will tell you what your purchase payment was and to what extent an income payment includes a non-taxable return of your purchase payment.

Starting in 2011, if your Contract allows and you elect to apply less than the entire account value of your Contract to a pay-out option provided under the Contract ("partial annuitization"), an exclusion ratio will apply to the annuity payments you receive, provided the payout period is for 10 years or more, or for the life of one or more individuals. Your after-tax purchase payments in the Contract will be allocated pro rata between the annuitized portion of the Contract and the portion that remains deferred. Consult your tax advisor before you partially annuitize your Contract.

The IRS has not specifically approved the use of a method to calculate an excludable amount with respect to a variable income annuity where transfers/ reallocations are permitted between investment divisions or from an investment division into a fixed option.

We generally will tell you how much of each income payment is a return of non-taxable purchase payments. We will determine such excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (I.E., by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature by the number of expected income payments from the appropriate IRS table). However, it is possible that the IRS could conclude that the taxable portion of income payments under a Non-Qualified Contract is an amount greater (or lesser) than the taxable amount determined by us and reported by us to you and the IRS.

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Generally, once the total amount treated as a non-taxable return of your purchase payment equals your purchase payment, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your income payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

If the amount of income payments received in any calendar year is less than the excludable amount applicable to the year, the excess is not allowable as a deduction. However, you may generally elect the year in which to begin to apply this excess ratably to increase the excludable amount attributable to future years. Consult your tax advisor as to the details and consequences of making such election. Also, consult your tax advisor as to the tax treatment of any unrecovered after-tax cost in the year that the Contract terminates.

DEATH BENEFITS

The death benefit under an annuity is generally taxable to the recipient in the same manner as if paid to the contract owner (under the rules for withdrawals or income payments, whichever is applicable).

If you die before the annuity starting date, as defined under Treasury Regulations, payments must begin for a period and in a manner allowed by the Code (and any regulations thereunder) to your beneficiary within one year of the date of your death or, if not, payment of your entire interest in the Contract must be made within five years of the date of your death. If your spouse is your beneficiary, he or she may elect to continue as owner of the Contract.

If you die on or after the annuity starting date, as defined under Treasury Regulations, payments must continue to be made at least as rapidly as before your death in accordance with the income type selected.

If you die before all purchase payments are returned, the unreturned amount may be deductible on your final income tax return or excluded from income by your beneficiary if income payments continue after your death.

In the case of joint contract owners, the above rules will be applied on the death of any contract owner.

Where the contract owner is not a natural person, these rules will be applied on the death of any annuitant (or on the change in annuitant, if permitted under the Contract). Naming a non-natural person, such as a trust or estate, as a beneficiary under the Contract will generally eliminate the beneficiary's ability to stretch or a spousal beneficiary's ability to continue the Contract and the living and/or death benefits.

If death benefit payments are being made to your designated beneficiary and he/she dies prior to receiving the entire remaining interest in the Contract, such remaining interest will be paid out at least as rapidly as under the distribution method being used at the time of your designated beneficiary's death.

After your death, if your designated beneficiary dies prior to electing a method for the payment of the death benefit, the remaining interest in the Contract will be paid out in a lump sum. In all cases, such payments will be made within five years of the date of your death.

DIVERSIFICATION

In order for your Non-Qualified Contract to be considered an annuity contract for federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the Contract. We believe that we satisfy and will continue to satisfy these diversification standards. Inadvertent failure to meet these standards may be correctable. Failure to meet these standards would result in immediate taxation to contract owners of gains under their Contract.

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INVESTOR CONTROL

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the contract owner to allocate premium payments and transfer amounts among the funding options have not been addressed in public rulings. While we believe that the contract does not give the Contract owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a contract owner from being treated as the owner of the Separate Account assets supporting the Contract.

CHANGES TO TAX RULES AND INTERPRETATIONS

Changes in applicable tax rules and interpretations can adversely affect the tax treatment of your Contract. These changes may take effect retroactively. Examples of changes that could create adverse tax consequences include:

..   Possible taxation of transfers/reallocations between investment divisions or transfers/reallocations from an investment division to the Fixed Account or Fixed Income Option.

..   Possible taxation as if you were the contract owner of your portion of the
    Separate Account's assets.

..   Possible limits on the number of funding options available or the frequency of transfers/reallocations among them.

We reserve the right to amend your Contract where necessary to maintain its status as a variable annuity contract under federal tax law and to protect you and other contract owners in the investment divisions from adverse tax consequences.

INDIVIDUAL RETIREMENT ANNUITIES

TRADITIONAL IRA AND ROTH IRA

The sale of a Contract for use with an IRA may be subject to special disclosure requirements of the IRS. Purchasers of a Contract for use with IRAs will be provided with supplemental information required by the IRS or other appropriate agency. A Contract issued in connection with an IRA may be amended as necessary to conform to the requirements of the Code.

IRA Contracts may not invest in life insurance. The Contract offers death benefits and optional benefits that in some cases may exceed the greater of the purchase payments or the Account Value which could conceivably be characterized as life insurance.

Consult your tax adviser prior to the purchase of the Contract as a Traditional IRA or Roth IRA.

Generally, except for Roth IRAs, IRAs can accept deductible (or pre-tax) purchase payments. Deductible or pre-tax purchase payments will be taxed when distributed from the Contract.

You must be both the contract owner and the annuitant under the Contract. Your IRA annuity is not forfeitable and you may not transfer, assign or pledge it to someone else. You are not permitted to borrow from the Contract. You can transfer your IRA proceeds to a similar IRA, certain eligible retirement plans of an employer (or a SIMPLE IRA to a Traditional IRA or eligible retirement plan after two years of participation in your employer's SIMPLE IRA plan) without incurring federal income taxes if certain conditions are satisfied.

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TRADITIONAL IRA ANNUITIES

PURCHASE PAYMENTS

Purchase payments (except for permissible rollovers and direct transfers) are generally not permitted after the calendar year in which you attain age 69 1/2.

Except for permissible rollovers and direct transfers, purchase payments to Traditional and Roth IRAs for individuals under age 50 are limited in the aggregate to the lesser of 100% of compensation or the deductible amount established each year under the Code. A purchase payment up to the deductible amount can also be made for a non-working spouse provided the couple's compensation is at least equal to their aggregate contributions. See the SAI for additional information. Also, see IRS Publication 590 available at www.irs.gov.

..   Individuals age 50 or older can make an additional "catch-up" purchase payment (assuming the individual has sufficient compensation).

..   If you or your spouse are an active participant in a retirement plan of an employer, your deductible contributions may be limited.

..   Purchase payments in excess of these amounts may be subject to a penalty tax.

..   These age and dollar limits do not apply to tax-free rollovers or transfers from other IRAs or other eligible retirement plans.

..   If certain conditions are met, you can change your Traditional IRA purchase payment to a Roth IRA before you file your income tax return (including filing extensions).

WITHDRAWALS AND INCOME PAYMENTS

Withdrawals (other than tax free transfers or rollovers to other individual retirement arrangements or eligible retirement plans) and income payments are included in income except for the portion that represents a return of non-deductible purchase payments. This portion is generally determined based on a ratio of all non-deductible purchase payments to the total values of all your Traditional IRAs. We will withhold a portion of the taxable amount of your withdrawal for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code. Also see general section titled "Withdrawals" above.

MINIMUM DISTRIBUTION REQUIREMENTS FOR IRAS

Generally, for IRAs (see discussion below for Roth IRAs), you must begin receiving withdrawals by April 1 of the calendar year following the year in which you reach age 70 1/2. Complex rules apply to the calculation of these withdrawals. A tax penalty of 50% applies to withdrawals which should have been taken but were not. It is not clear whether income payments under a variable annuity will satisfy these rules. Consult your tax adviser prior to choosing a pay-out option.

For after-death required minimum distributions ("RMDs"), the five year rule is applied without regard to calendar year 2009 due to the 2009 RMD waiver. For instance, for a Contract owner who died in 2007, the five year period would end in 2013 instead of 2012. The RMD rules are complex, so consult with your tax adviser because the application of these rules to your particular circumstances may have been impacted by the 2009 RMD waiver.

In general, income tax regulations permit income payments to increase based not only with respect to the investment experience of the underlying funds but also with respect to actuarial gains. Additionally, these regulations permit payments under income annuities to increase due to a full withdrawal or to a partial withdrawal under certain circumstances.

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The regulations also require that the value of all benefits under a Contract including death benefits in excess of cash value must be added to the account value in computing the amount required to be distributed over the applicable period. The new rules are not entirely clear and you should consult your own tax advisors as to how these rules affect your own Contract. We will provide you with additional information regarding the amount that is subject to minimum distribution under this new rule.

If you intend to receive your minimum distributions which are payable over the joint lives of you and a beneficiary who is not your spouse (or over a period not exceeding the joint life expectancy of you and your non-spousal beneficiary), be advised that federal tax rules may require that payments be made over a shorter period or may require that payments to the beneficiary be reduced after your death to meet the minimum distribution incidental benefit rules and avoid the 50% excise tax. Under federal tax rules, a same-sex spouse is treated as a non-spouse beneficiary. Consult your tax advisor.

DEATH BENEFITS

The death benefit is taxable to the recipient in the same manner as if paid to the contract owner (under the rules for withdrawals or income payments, whichever is applicable).

Generally, if you die before required minimum distribution withdrawals have begun, we must make payment of your entire interest by December 31st of the year that is the fifth anniversary of your death or begin making payments over a period and in a manner allowed by the Code to your beneficiary by December 31st of the year after your death. Consult your tax adviser because the application of these rules to your particular circumstances may have been impacted by the 2009 RMD waiver (see "Minimum Distribution Requirements for IRAs" section for additional information).

If your spouse is your beneficiary, and your Contract permits, your spouse may delay the start of these payments until December 31 of the year in which you would have reached age 70 1/2. Alternatively, if your spouse is your beneficiary, he or she may elect to continue as "contract owner" of the Contract.

Naming a non-natural person, such as a trust or estate, as a beneficiary under the Contract will generally eliminate the beneficiary's ability to stretch or a spousal beneficiary's ability to continue the Contract and the living and/or death benefits.

If you die after required distributions begin, payments of your entire remaining interest must be made in a manner and over a period as provided under the Code (and any applicable regulations).

If the Contract is issued in your name after your death for the benefit of your designated beneficiary with a purchase payment which is directly transferred to the Contract from another IRA account or IRA annuity you owned, the death benefit must continue to be distributed to your beneficiary's beneficiary in a manner at least as rapidly as the method of distribution in effect at the time of your beneficiary's death.

ROTH IRA ANNUITIES

GENERAL

Roth IRAs are different from other IRAs because you have the opportunity to enjoy tax-free earnings. However, you can only make after-tax purchase payments to a Roth IRA.

PURCHASE PAYMENTS

Roth IRA purchase payments for individuals under age 50 are non-deductible and are limited, in a manner similar to IRAs, to the lesser of 100% of compensation or the annual deductible IRA amount. This limit includes contributions to all your Traditional and Roth IRAs for the year. Individuals age 50 or older can make an additional "catch- up" purchase payment each year (assuming the individual has sufficient compensation).

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You may contribute up to the annual purchase payment limit if your modified adjusted gross income does not exceed certain limits. Purchase payments are phased out depending on your modified adjusted gross income and your filing status. See the SAI for additional information. Also, see IRS Publication 590 available at www. irs.gov.

Further, with respect to Traditional IRA amounts which were converted to a Roth IRA, such conversion must have occurred at least five years prior to purchase of this Contract. Consult your independent tax advisor.

Annual purchase payments limits do not apply to a rollover from a Roth IRA to another Roth IRA or a conversion from a Traditional IRA to a Roth IRA. You can contribute to a Roth IRA after age 70 1/2. If certain conditions are met, you can change your Roth IRA contribution to a Traditional IRA before you file your income return (including filing extensions).

Beginning in 2008, Roth IRAs may also accept a rollover from other types of eligible retirement plans (e.g., 403(b), 401(a) and 457(b) plans of a state or local government employer) if Code requirements are met. The taxable portion of the proceeds are subject to income tax in the year the rollover distribution occurs, unless it is from a designated Roth account.

If you exceed the purchase payment limits you may be subject to a tax penalty.

WITHDRAWALS

Generally, withdrawals of earnings from Roth IRAs are free from federal income tax if they meet the following two requirements:

..   The withdrawal is made at least five taxable years after your first purchase payment to a Roth IRA, AND

..   The withdrawal is made: on or after the date you reach age 59 1/2; upon your death or disability; or for a qualified first-time home purchase (up to $10,000).

Withdrawals of earnings which do not meet these requirements are taxable and a 10% penalty tax may apply if made before age 59 1/2. See withdrawals chart above. Consult your tax adviser to determine if an exception applies.

Withdrawals from a Roth IRA are made first from purchase payments and then from earnings. Generally, you do not pay income tax on withdrawals of purchase payments. However, withdrawals of the taxable amounts converted from a non-Roth IRA or eligible retirement plan, prior to age 59 1/2 will be subject to the 10% penalty tax (unless you meet an exception) if made within 5 taxable years of such conversion. See withdrawals chart above.

The order in which money is withdrawn from a Roth IRA is as follows (all Roth IRAs owned by a taxpayer are combined for withdrawal purposes):

..   The first money withdrawn is any annual (non-conversion/rollover)
    contributions to the Roth IRA and rollovers of after-tax amounts from other Roth plans. These are received tax and penalty free.

..   The next money withdrawn is from conversion/rollover contributions from a non-Roth IRA or an eligible retirement plan (other than a designated Roth account), on a first-in, first-out basis. For these purposes, distributions are treated as coming first from the portion of the conversion/rollover contribution that was subject to income tax as a result of the conversion. As previously discussed, depending upon when it occurs, withdrawals of the taxable amounts converted may be subject to a penalty tax, or result in the acceleration of inclusion of income.

..   The next money withdrawn is from earnings in the Roth IRA. This is received tax-free if it meets the requirements previously discussed; otherwise it is subject to federal income tax and an additional 10% penalty tax may apply if you are under age 59 1/2.

..   We may be required to withhold a portion of your withdrawal for income taxes, unless you elect otherwise. The amount will be determined by the Code.

CONVERSION

You may convert/rollover a Traditional IRA or an eligible retirement plan (other than a designated Roth account) to a Roth IRA.

Except to the extent you have non-deductible contributions, the amount converted from an existing IRA or eligible retirement plan (other than a designated Roth account) into a Roth IRA is taxable. Generally, the 10% withdrawal penalty does not apply to conversions/rollovers. (See exception discussed previously.)

For conversions occurring in 2010, the taxable amount distributed (or treated as distributed) in 2010 and then converted into a Roth IRA may be included in your taxable income ratably over 2011 and 2012 and does not have to be included in your taxable income in 2010.

Caution: The IRS issued guidance in 2005 requiring that the taxable amount converted be based on the fair market value of the entire annuity contract being converted or redesignated into a Roth IRA. Such fair market value, in general, is to be determined by taking into account the value of all benefits (both living benefits and death benefits) in addition to the Account Value; as well as adding back certain loads and charges incurred during the prior 12-month period. Your Contract may include such benefits, and applicable charges. Accordingly, taxpayers considering redesignating a Traditional IRA annuity into a Roth IRA annuity should consult their own tax advisor prior to converting. The taxable amount may exceed the account value at date of conversion.

Amounts converted from a Traditional IRA or eligible retirement plan (other than a designated Roth account) to a Roth IRA generally will be subject to income tax withholding. The amount withheld is determined by the Code.

If you mistakenly convert or otherwise wish to change your Roth IRA contribution to a Traditional IRA contribution, the tax law allows you to reverse your conversion provided you do so before you file your tax return for the year of the contribution and if certain conditions are met.

REQUIRED DISTRIBUTIONS

Required minimum distribution rules that apply to other types of IRAs while you are alive do not apply to Roth IRAs. However, in general, the same rules with respect to minimum distributions required to be made to a beneficiary after your death under Traditional IRAs do apply to Roth IRAs. Consult your tax advisor because the application of these rules to your particular circumstances may have been impacted by the 2009 RMD waiver.

Note that where payments under a Roth Income Annuity have begun prior to your death the remaining interest in the Contract must be paid to your designated beneficiary by the end of the fifth year following your death or over a period no longer than the beneficiary's remaining life expectancy at the time you die.

DEATH BENEFITS

Generally, when you die we must make payment of your entire interest by the December 31st of the year that is the fifth anniversary of your death or begin making payments over a period and in a manner allowed by the Code to your beneficiary by December 31st of the year after your death.

If your spouse is your beneficiary, your spouse may delay the start of required payments until December 31st of the year in which you would have reached age
70 1/2.

If your spouse is your beneficiary, he or she may elect to continue as "contract owner" of the Contract.

Naming a non-natural person, such as a trust or estate, as a beneficiary under the Contract will generally eliminate the beneficiary's ability to stretch or a spousal beneficiary's ability to continue the Contract and the living and/or death benefits.

LEGAL PROCEEDINGS

  In the ordinary course of business, MetLife, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of MetLife to meet its obligations under the Contracts.

TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION

                                                                       PAGE

     INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM....................   2

     PRINCIPAL UNDERWRITER............................................   2

     DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT................   2

     EXPERIENCE FACTOR................................................   3

     VARIABLE INCOME PAYMENTS.........................................   3

     CALCULATING THE ANNUITY UNIT VALUE...............................   5

     ADVERTISEMENT OF THE SEPARATE ACCOUNT............................   6

     VOTING RIGHTS....................................................   8

     WITHDRAWALS......................................................   9

     ACCUMULATION UNIT VALUE TABLES...................................  10

     FINANCIAL STATEMENTS OF THE SEPARATE ACCOUNT.....................   1

     FINANCIAL STATEMENTS OF METLIFE.................................. F-1

APPENDIX A

PREMIUM TAX TABLE

If you are a resident of one of the following jurisdictions, the percentage amount listed by that jurisdiction is the premium tax rate applicable to your annuity.


                     Non-Qualified IRA
                     Annuities     Annuities(1)
  California........ 2.35%         0.5%
  Florida(2)........ 1.0%          1.0%
  Maine............. 2.0%          --
  Nevada............ 3.5%          --
  Puerto Rico(3).... 1.0%          1.0%
  South Dakota(4)... 1.25%         --
  West Virginia..... 1.0%          1.0%
  Wyoming........... 1.0%          --

        ---
      /1/Premium tax rates applicable to IRA annuities purchased for use in connection with individual retirement trust or custodial accounts meeting the requirements of Section 408(a) of the Code are included under the column heading "IRA Annuities."

      /2/Annuity premiums are exempt from taxation provided the tax savings are passed back to the contract holders. Otherwise, they are taxable at 1%. (MetLife passes the tax savings back to contractholders and, therefore, annuity premiums are exempt from taxation.)

      /3/We will not deduct premium taxes paid by us to Puerto Rico from purchase payments, account balances, withdrawals, death benefits or income payments.

      /4/Special rate applies for large case annuity policies. Rate is 8/100 of 1% for that portion of the annuity considerations received on a contract exceeding $500,000 annually. Special rate on large case policies is not subject to retaliation.

APPENDIX B

PORTFOLIO LEGAL AND MARKETING NAMES


SERIES FUND/TRUST                       LEGAL NAME OF PORTFOLIO SERIES    MARKETING NAME
  American Funds Insurance Series(R)    Global Small Capitalization Fund  American Funds Global Small Capitalization Fund
  American Funds Insurance Series(R)    Growth - Income Fund              American Funds Growth-Income Fund

                          Request For a Statement of
                   Additional Information/Change of Address

If you would like any of the following Statements of Additional Information, or have changed your address, please check the appropriate box below and return to the address below.

[_] Metropolitan Life Separate Account E

[_] Metropolitan Series Fund, Inc.

[_] Met Investors Series Trust

[_] American Funds Insurance Series(R)

[_] I have changed my address. My current address is:

_________________  Name _______________________________________________________
(Contract Number)

                   Address ____________________________________________________

_________________         _____________________________________________________
   (Signature)                                                              zip

If you purchased your Contract         If you purchased your Contract through
through a METLIFE sales                a NEW ENGLAND FINANCIAL(R) sales
representative:                        representative:

Metropolitan Life Insurance Company    Metropolitan Life Insurance Company
Attn: Fulfillment Unit -               Attn: Fulfillment Unit -
Preference Premier                     Preference Premier
P O Box 10342                          P O Box 14594
Des Moines, IA 50306-0342              Des Moines, IA 50306-0342

                      METROPOLITAN LIFE INSURANCE COMPANY
                     METROPOLITAN LIFE SEPARATE ACCOUNT E

               PREFERENCE PREMIER/SM/ VARIABLE ANNUITY CONTRACTS

                      STATEMENT OF ADDITIONAL INFORMATION

                                FORM N-4 PART B

                                        , 2011

   This Statement of Additional Information is not a prospectus but contains information in addition to and more detailed than that set forth in the
Prospectus for Preference Premier Contracts dated         , 2011 and should be
read in conjunction with the Prospectus. Copies of the Prospectus may be obtained from Metropolitan Life Insurance Company, Attn: Fulfillment Unit-Preference Premier, PO Box 10342, Des Moines, IA 50306-0342 (if you purchased your Contract through a MetLife sales representative) or Metropolitan Life Insurance Company, Attn: Fulfillment Unit-Preference Premier, PO Box 14594, Des Moines, IA 50306-0342 (if you purchased your Contract through a New England Financial(R) sales representative).

   Unless otherwise indicated, the Statement of Additional Information continues the use of certain terms as set forth in the section entitled "Important Terms You Should Know" of the Prospectus for Preference Premier
Individual Annuity Contracts dated         , 2011.

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
            Independent Registered Public Accounting Firm.....   2

            Principal Underwriter.............................   2

            Distribution and Principal Underwriting Agreement.   2

            Experience Factor.................................   3

            Variable Income Payments..........................   3

            Calculating the Annuity Unit Value................   5

            Advertisement of the Separate Account.............   6

            Voting Rights.....................................   8

            Withdrawals.......................................   9

            Financial Statements of Separate Account..........   1

            Financial Statements of MetLife................... F-1

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

   The financial statements and financial highlights comprising each of the Investment Divisions of Metropolitan Life Separate Account E included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial highlights have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   The consolidated financial statements of Metropolitan Life Insurance Company and subsidiaries (the "Company"), included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to changes in the Company's method of accounting for the recognition and presentation of other-than-temporary impairment losses for certain investments as required by accounting guidance adopted on April 1, 2009, and its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   The principal business address of Deloitte & Touche LLP is Two World Financial Center, New York, New York 10281-1414.

                             PRINCIPAL UNDERWRITER

   MetLife Investors Distribution Company ("MLIDC") serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is affiliated with the Company and the Separate Account.

               DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

   Information about the distribution of the Contracts is contained in the Prospectus (see "Who Sells the Contracts"). Additional information is provided below.

   Under the terms of the Distribution and Principal Underwriting Agreement among the Separate Account, MLIDC and the Company, MLIDC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses MLIDC for certain sales and overhead expenses connected with sales functions.

   The following table shows the amount of commissions paid to and the amount of commissions retained by the Distributor and Principal Underwriter over the past three years.

                           UNDERWRITING COMMISSIONS

              UNDERWRITING COMMISSIONS PAID   AMOUNT OF UNDERWRITING
                TO THE DISTRIBUTOR BY THE   COMMISSIONS RETAINED BY THE
        YEAR             COMPANY                    DISTRIBUTOR
        ----  ----------------------------- ---------------------------
        2010.         $371,735,947                      $0
        2009.         $299,186,809                      $0
        2008.         $276,062,140                      $0

                               EXPERIENCE FACTOR

   We use the term "experience factor" to describe the investment performance for an investment division. We calculate Accumulation Unit Values once a day on every day the New York Stock Exchange is open for trading. We call the time between two consecutive Accumulation Unit Value calculations the "Valuation Period". We have the right to change the basis for the Valuation Period, on 30 days' notice, as long as it is consistent with law. All purchase payments and transfers are valued as of the end of the Valuation Period during which the transaction occurred. The experience factor changes from Valuation Period to Valuation Period to reflect the upward or downward performance of the assets in the underlying Portfolios. The experience factor is calculated as of the end of each Valuation Period using the net asset value per share of the underlying Portfolio. The net asset value includes the per share amount of any dividend or capital gain distribution paid by the Portfolio during the current Valuation Period, and subtracts any per share charges for taxes and reserve for taxes. We then divide that amount by the net asset value per share as of the end of the last Valuation Period to obtain a factor that reflects investment performance. We then subtract a charge for each day in the valuation period which is the daily equivalent of the Separate Account charge. This charge varies, depending on the class of the Contract. Below is a chart of the daily factors for each class of the Contract and the various death benefits and Earnings Preservation
Benefit:

   Separate Account Charges for all investment divisions except American Funds Growth-Income and American Funds Global Small Capitalization (Daily Factor)

                                            BONUS CLASS
                                  B CLASS   (YEARS 1-9)*   C CLASS     L CLASS     R CLASS
                                ----------- ------------ ----------- ----------- -----------
Basic Death Benefit............ 0.000034247 0.000049315  0.000045205 0.000041096 0.000031507
Annual Step Up Death Benefit... 0.000039726 0.000054795  0.000050685 0.000046575 0.000036986
Additional Charge for Earnings
  Preservation Benefit......... 0.000006849 0.000006849  0.000006849 0.000006849 0.000006849

--------
* Applies only for the first seven years; Separate Account charges are reduced after nine years to those of B Class.

   Separate Account Charges for the American Funds Growth-Income and American Funds Global Small Capitalization Investment Divisions (Daily Factor)

                                            BONUS CLASS
                                  B CLASS   (YEARS 1-9)*   C CLASS     L CLASS     R CLASS
                                ----------- ------------ ----------- ----------- -----------
Basic Death Benefit............ 0.000041096 0.000056164  0.000052055 0.000047945 0.000038356
Annual Step Up Death Benefit... 0.000046575 0.000061644  0.000057534 0.000053425 0.000043836
Additional Charge for Earnings
  Preservation Benefit......... 0.000006849 0.000006849  0.000006849 0.000006849 0.000006849

--------
* Applies only for the first seven years; Separate Account charges are reduced after nine years to those of B Class.

                           VARIABLE INCOME PAYMENTS

                        ASSUMED INVESTMENT RETURN (AIR)

   The following discussion concerning the amount of variable income payments is based on an Assumed Investment Return of 4% per year. It should not be inferred that such rates will bear any relationship to the actual net investment experience of the Separate Account.

                           AMOUNT OF INCOME PAYMENTS

   The cash you receive periodically from an investment division (after your first payment if paid within 10 days of the issue date) will depend upon the number of annuity units held in that investment division (described below) and the Annuity Unit Value (described later) as of the 10th day prior to a payment date.

   The Contract specifies the dollar amount of the initial variable income payment for each investment division (this equals the first payment amount if paid within 10 days of the issue date). This initial variable income payment is computed based on the amount of the purchase payment applied to the specific investment division (net any applicable premium tax owed or contract charge), the AIR, the age and/or sex (where permitted) of the measuring lives and the income payment type selected. The initial payment amount is then divided by the Annuity Unit Value for the investment division to determine the number of annuity units held in that investment division. The number of annuity units held remains fixed for the duration of the Contract if no reallocating are made.

   The dollar amount of subsequent variable income payments will vary with the amount by which investment performance is greater or lesser than the AIR and Separate Account charges.

   Each Contract provides that, when a pay-out option is chosen, the payment will not be less than the payment produced by the then current Fixed Income Option purchase rates for that contract class. The purpose of this provision is to assure the owner that, at retirement, if the Fixed Income Option purchase rates for new contracts are significantly more favorable than the rates guaranteed by a Contract of the same class, the owner will be given the benefit of the higher rates. Although guaranteed annuity rates for the Bonus Class are the same as for the other classes of the Contract, current rates for the Bonus Class may be lower than the other classes of the Contract and may be less than the currently issued contract rates.

                              ANNUITY UNIT VALUE

   The Annuity Unit Value is calculated at the same time that the Accumulation Unit Value for Contracts is calculated and is based on the same change in investment performance in the Separate Account. (See "The Value of Your Income Payment" in the Prospectus.)

                            REALLOCATION PRIVILEGE

   The annuity purchase rate is the dollar amount you would need when you annuitize your Contract to receive $1 per payment period. For example, if it would cost $50 to buy an annuity that pays you $1 a month for the rest of your life, then the annuity purchase rate for that life income annuity is $50. The annuity purchase rate is based on the annuity income payment type you choose, an interest rate, and your age, sex (where permitted) and number of payments remaining. The annuity purchase rate is reset each valuation date to reflect any changes in these components. The reset annuity purchase rate represents the cost you would incur if you were choosing the same income option you have in light of this updated information.

   When you request a reallocation from an investment division to the Fixed Income Option, the payment amount will be adjusted at the time of reallocation. Your payment may either increase or decrease due to this adjustment. The adjusted payment will be calculated in the following manner.

  . First, we update the income payment amount to be reallocated from the investment division based upon the applicable Annuity Unit Value at the time of the reallocation;

  . Second, we use the AIR to calculate an updated annuity purchase rate based upon your age, if applicable, and expected future income payments at the time of the reallocation;

  . Third, we calculate another updated annuity purchase rate using our current annuity purchase rates for the Fixed Income Option on the date of your reallocation;

  . Finally, we determine the adjusted payment amount by multiplying the updated income amount determined in the first step by the ratio of the annuity purchase rate determined in the second step divided by the annuity purchase rate determined in the third step.

   When you request a reallocation from one investment division to another, annuity units in one investment division are liquidated and annuity units in the other investment division are credited to you. There is no adjustment to the income payment amount. Future income payment amounts will be determined based on the Annuity Unit Value for the investment division to which you have reallocated.

   You generally may make a reallocation on any day the Exchange is open. At a future date we may limit the number of reallocations you may make, but never to fewer than one a month. If we do so, we will give you advance written notice. We may limit a beneficiary's ability to make a reallocation.

   Here are examples of the effect of a reallocation on the income payment:

  . Suppose you choose to reallocate 40% of your income payment supported by investment division A to the Fixed Income Option and the recalculated income payment supported by investment division A is $100. Assume that the updated annuity purchase rate based on the AIR is $125, while the updated annuity purchase rate based on fixed income annuity pricing is $100. In that case, your income payment from the Fixed Income Option will be increased by $40 x ($125/$100) or $50, and your income payment supported by investment division A will be decreased by $40. (The number of annuity units in investment division A will be decreased as well.)

  . Suppose you choose to reallocate 40% of your income payment supported by investment division A to investment division B and the recalculated income payment supported by investment division A is $100. Then, your income payment supported by investment division B will be increased by $40 and your income payment supported by investment division A will be decreased by $40. (Changes will also be made to the number of annuity units in both investment divisions as well.)

                      CALCULATING THE ANNUITY UNIT VALUE

   We calculate Annuity Unit Values once a day on every day the New York Stock Exchange is open for trading. We call the time between two consecutive Annuity Unit Value calculations the "Valuation Period." We have the right to change the basis for the Valuation Period, on 30 days' notice, as long as it is consistent with the law. All purchase payments and reallocations are valued as of the end of the Valuation Period during which the transaction occurred. The Annuity Unit Values can increase or decrease, based on the investment performance of the corresponding underlying Portfolios. If the investment performance is positive, after payment of Separate Account expenses and the deduction for the AIR, Annuity Unit Values will go up. Conversely, if the investment performance is negative, after payment of Separate Account expenses and the deduction for the AIR, Annuity Unit Values will go down.

   To calculate an Annuity Unit Value, we first multiply the experience factor for the period by a factor based on the AIR and the number of days in the Valuation Period. For an AIR of 4% and a one day Valuation Period, the factor is .99989255, which is the daily discount factor for an effective annual rate of 4%. (The AIR may be in the range of 3% to 6%, as defined in your Contract and the laws in your state.) The resulting number is then multiplied by the last previously calculated Annuity Unit Value to produce the new Annuity Unit Value.

   The following illustrations show, by use of hypothetical examples, the method of determining the Annuity Unit Value and the amount of variable income payments upon annuitization.

               ILLUSTRATION OF CALCULATION OF ANNUITY UNIT VALUE

        1. Annuity Unit Value, beginning of period........... $ 10.20000
        2. "Experience factor" for period....................   1.023558
        3. Daily adjustment for 4% Assumed Investment Return.  .99989255
        4. (2) X (3).........................................   1.023448
        5. Annuity Unit Value, end of period (1) X (4)....... $ 10.43917

                       ILLUSTRATION OF ANNUITY PAYMENTS
(ASSUMES THE FIRST MONTHLY PAYMENT IS MADE WITHIN 10 DAYS OF THE ISSUE DATE OF
                              THE INCOME ANNUITY)
          ANNUITANT AGE 65, LIFE ANNUITY WITH 120 PAYMENTS GUARANTEED

1. Number of Accumulation Units as of Annuity Date....................................   1,500.00
2. Accumulation Unit Value............................................................ $ 11.80000
3. Accumulation Unit Value of the Contract (1) X (2).................................. $17,700.00
4. First monthly income payment per $1,000 of Accumulation Value...................... $     5.63
5. First monthly income payment (3) X (4) / 1,000..................................... $    99.65
6. Assume Annuity Unit Value as of Annuity Date equal to.............................. $ 10.80000
7. Number of Annuity Units (5) / (6)..................................................     9.2269
8. Assume Annuity Unit Value for the second month equal to (10 days prior to payment). $ 10.97000
9. Second monthly Annuity Payment (7) X (8)........................................... $   101.22
10. Assume Annuity Unit Value for third month equal to................................ $ 10.52684
11. Next monthly Annuity Payment (7) X (10)........................................... $    97.13

                    DETERMINING THE VARIABLE INCOME PAYMENT

   Variable income payments can go up or down based upon the investment performance of the investment divisions in the Separate Account. AIR is the rate used to determine the first variable income payment and serves as a benchmark against which the investment performance of the investment divisions is compared. The higher the AIR, the higher the first variable income payment will be. Subsequent variable income payments increase only to the extent that the investment performance of the investment divisions exceeds the AIR (and Separate Account charges). Variable income payments will decline if the investment performance of the Separate Account does not exceed the AIR (and Separate Account charges). A lower AIR will result in a lower first variable income payment, but variable income payments will increase more rapidly or decline more slowly due to investment performance of the investment divisions.

                     ADVERTISEMENT OF THE SEPARATE ACCOUNT

   From time to time we advertise the performance of various Separate Account investment divisions. For the investment divisions, this performance will be stated in terms of either "yield", "change in Accumulation Unit Value," "change in Annuity Unit Value" or "average annual total return" or some combination of the foregoing. Yield, change in Accumulation Unit Value, change in Annuity Unit Value and average annual total return figures are based on historical earnings and are not intended to indicate future performance. Yield figures quoted in advertisements state the net income generated by an investment in a particular investment division for a thirty-day period or month, which is specified in the advertisement, and then expressed as a percentage yield of that investment. Yield is calculated by dividing the net investment income per share earned during the period by the maximum offering price per share on the last day of the period, according to this formula 2[(a-b/cd+1)/6/-1], where "a" represents dividends and interest earned during the period; "b" represents expenses accrued for the period (net of reimbursements); "c" represents the average daily number of shares outstanding during the period that were entitled to receive dividends; and "d" represents the maximum offering price per share on the last day of the period. This percentage yield is then compounded semiannually. For the money market investment division, we state yield for a seven day period. Change in Accumulation Unit Value or Annuity Unit Value ("Non-Standard Performance") refers to the comparison between values of accumulation units or annuity units over specified periods in which an investment division has been in operation, expressed as a percentages and may also be expressed as an annualized figure. In addition, change in Accumulation Unit Value or Annuity Unit Value may be used to illustrate performance for a hypothetical investment (such as $10,000) over the time period specified. Change in Accumulation Unit Value is expressed by this formula [UV\1\/UV\0\ (annualization factor)]-1, where UV\1\ represents the current unit value and UV\0\ represents the prior unit value. The annualization factor can be either (1/number of years) or (365/number of days). Yield and change in Accumulation Unit Value figures do not reflect the possible imposition of a withdrawal charge for the Contracts, of up to 9% of the amount withdrawn attributable to a purchase payment, which may result in a lower figure being experienced by the investor. Average annual total return ("Standard Performance") differs from the change in Accumulation Unit Value and Annuity Unit Value because it assumes a steady rate of return and reflects all expenses and applicable withdrawal charges. Average annual total return is calculated by finding the average annual compounded rates of return over the 1-, 5-, and 10-year periods that would equate the initial amount invested to the ending redeemable value, according to this formula P(1+T)/n/=ERV, where "P" represents a hypothetical initial payment of $1,000; "T" represents average annual total return; "n" represents number of years; and "ERV" represents ending redeemable value of a hypothetical $1,000 payment made at the beginning of 1-, 5-, or 10-year periods at the end of the 1-, 5-, or 10-year period (or fractional portion). Performance figures will vary among the various classes of the Contracts and the investment divisions as a result of different Separate Account charges and withdrawal charges since the investment division inception date, which is the date the corresponding Portfolio or predecessor Portfolio was first offered under the Separate Account that funds the Contract.

   Performance may be calculated based upon historical performance of the underlying Portfolios of the Metropolitan Fund, Met Investors Fund, and American Funds(R) and may assume that the Contracts were in existence prior to their inception date. After the inception date, actual accumulation unit or annuity unit data is used.

   Historical performance information should not be relied on as a guarantee of future performance results.

   Advertisements regarding the Separate Account may contain comparisons of hypothetical after-tax returns of currently taxable investments versus returns of tax deferred investments. From time to time, the Separate Account may compare the performance of its investment divisions with the performance of common stocks, long-term government bonds, long-term corporate bonds, intermediate-term government bonds, Treasury Bills, certificates of deposit and savings accounts. The Separate Account may use the Consumer Price Index in its advertisements as a measure of inflation for comparison purposes. From time to time, the Separate Account may advertise its performance ranking among similar investments or compare its performance to averages as compiled by independent organizations, such as Lipper Analytical Services, Inc., Morningstar, Inc., VARDS(R) and The Wall Street Journal. The Separate Account may also advertise its performance in comparison to appropriate indices, such as the Standard & Poor's 500 Composite Stock Price Index, the Standard & Poor's Mid Cap 400 Index, the Standard & Poor's Small Cap 600 Index, the Russell 2000(R) Index, the Russell Mid Cap Growth Index, the Russell 2500/TM/ Growth Index, the Russell(R) Growth Index, the Russell 2000(R) Value Index, the Russell 1000(R) Growth Index, the Barclays Capital Aggregate Bond Index, the Barclays Capital Government/Corporate Bond Index, the Merrill Lynch High Yield Bond Index, the Morgan Stanley Capital International All Country World Index, the Salomon Smith Barney World Small Cap Index and the Morgan Stanley Capital International Europe, Australasia, Far East Index.

   For purposes of presentation of Non-Standard Performance, we may assume the Contracts were in existence prior to the inception date of the investment divisions in the Separate Account that funds the Contract. In these cases, we calculate performance based on the historical performance of the underlying Metropolitan Fund, Met Investors Fund and American Funds(R) Portfolios since the Portfolio inception date. We use the actual accumulation unit or annuity unit data after the inception date. Any performance data that includes all or a portion of the time between the Portfolio inception date and the investment division inception date is hypothetical. Hypothetical returns indicate what the performance data would have been if the Contract had been introduced as of the Portfolio inception date. We may also present average annual total return calculations which reflect all Separate Account charges and applicable withdrawal charges since the Portfolio inception date. We use the actual accumulation unit or annuity unit data after the inception date. Any performance data that includes all or a portion of the time between the Portfolio inception date and the investment division inception date is hypothetical. Hypothetical returns indicate what the performance data would have been if the Contracts had been introduced as of the Portfolio inception date.

   Past performance is no guarantee of future results.

   We may demonstrate hypothetical future values of Account Values over a specified period based on assumed rates of return (which will not exceed 12% and which will include an assumption of 0% as well) for the Portfolios. These presentations reflect the deduction of the Separate Account charge, the Annual Contract Fee, if any, and the weighted average of investment-related charges for all Portfolios to depict investment-related charges.

   We may demonstrate hypothetical future values of Account Values for a specific Portfolio based upon the assumed rates of return previously described, the deduction of the Separate Account charge and the Annual Contract Fee, if any, and the investment-related charges for the specific Portfolio to depict investment-related charges.

   We may demonstrate the hypothetical historical value of each optional benefit for a specified period based on historical net asset values of the Portfolios and the annuity purchase rate, if applicable, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the Separate Account charge and the Annual Contract Fee, if any, the investment-related charge and the charge for the optional benefit being illustrated.

   We may demonstrate hypothetical future values of each optional benefit over a specified period based on assumed rates of return (which will not exceed 12% and which will include an assumption of 0% as well) for the Portfolios, the annuity purchase rate, if applicable, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the Separate Account charge and the Annual Contract Fee, if any, the weighted average of investment-related charges for all Portfolios to depict investment-related charges and the charge for the optional benefit being illustrated.

   We may demonstrate hypothetical values of income payments over a specified period based on historical net asset values of the Portfolios and the applicable annuity purchase rate, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the Separate Account charge, the investment-related charge and the Annual Contract Fee, if any.

   We may demonstrate hypothetical future values of income payments over a specified period based on assumed rates of return (which will not exceed 12% and which will include an assumption of 0% as well) for the Portfolios, the applicable annuity purchase rate, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the Separate Account charge, the Annual Contract Fee, if any, and the weighted average of investment-related charges for all Portfolios to depict investment-related charges.

   Any illustration should not be relied on as a guarantee of future results.

                                 VOTING RIGHTS

   In accordance with our view of the present applicable law, we will vote the shares of each of the Portfolios held by the Separate Account (which are deemed attributable to all the Contracts described in the Prospectus) at regular and special meetings of the shareholders of the Portfolio based on instructions received from those having voting interests in corresponding investment divisions of the Separate Account. However, if the 1940 Act or any rules thereunder should be amended or if the present interpretation thereof should change, and, as a result, we determine that we are permitted to vote the shares of the Portfolios in our own right, we may elect to do so.

   Accordingly, you have voting interests under all the Contracts described in the Prospectus. The number of shares held in each Separate Account investment division deemed attributable to you is determined by dividing the value of accumulation or annuity units attributable to you in that investment division, if any, by the net asset value of one share in the Portfolio in which the assets in that Separate Account investment division are invested. Fractional votes will be counted. The number of shares for which you have the right to give instructions will be determined as of the record date for the meeting.

   Portfolio shares held in each registered separate account of MetLife or any affiliate that are or are not attributable to life insurance policies or annuities (including all the Contracts described in the Prospectus) and for which no timely instructions are received will be voted in the same proportion as the shares for which voting instruction are received by that separate account. Portfolio shares held in the general accounts or unregistered separate accounts of MetLife or its affiliates will be voted in the same proportion as the aggregate of (i) the shares for which voting instructions are received and
(ii) the shares that are voted in proportion to such voting instructions. However, if we or an affiliate determine that we are permitted to vote any such shares, in our own right, we may elect to do so subject to the then current interpretation of the 1940 Act or any rules thereunder.

   Qualified retirement plans which invest directly in the Portfolios do not have voting interests through life insurance or annuity contracts and do not vote these interests based upon the number of shares held in the Separate Account investment division deemed attributable to those qualified retirement plans. Shares are held by the plans themselves and are voted directly; the instruction process does not apply.

   You will be entitled to give instructions regarding the votes attributable to your Contract, in your sole discretion.

   You may give instructions regarding, among other things, the election of the board of directors, ratification of the election of an independent registered public accounting firm, and the approval of investment and sub-investment managers.

                       DISREGARDING VOTING INSTRUCTIONS

   MetLife may disregard voting instructions under the following circumstances
(1) to make or refrain from making any change in the investments or investment policies for any Portfolio if required by any insurance regulatory authority;
(2) to refrain from making any change in the investment policies for any investment manager or principal underwriter or any Portfolio which may be initiated by those having voting interests or the Metropolitan Fund's or Met Investors Fund's or American Funds(R)' boards of directors, provided MetLife's disapproval of the change is reasonable and, in the case of a change in investment policies or investment manager, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the Portfolio's objective and purposes; or (3) to enter into or refrain from entering into any advisory agreement or underwriting contract, if required by any insurance regulatory authority.

   In the event that MetLife does disregard voting instructions, a summary of the action and the reasons for such action will be included in the next semiannual report.

                                  WITHDRAWALS

   We will normally pay withdrawal proceeds within seven days after receipt of a request for a withdrawal at your Administrative Office, but we may delay payment as permitted by law, under certain circumstances. (See "Valuation -- Suspension of Payments" in the Prospectus). We reserve the right to defer payment for a partial withdrawal, withdrawal or transfer from the Fixed Account for the period permitted by law, but for not more than six months.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
Metropolitan Life Separate Account E
and Board of Directors of
Metropolitan Life Insurance Company

We have audited the accompanying statements of assets and liabilities of Metropolitan Life Separate Account E (the "Separate Account") of Metropolitan Life Insurance Company (the "Company") comprising each of the individual Investment Divisions listed in Note 2.A. as of December 31, 2010, the related statements of operations for the respective stated period in the year then ended, the statements of changes in net assets for the respective stated periods in the two years then ended, and the financial highlights in Note 8 for the respective stated periods in the five years then ended. These financial statements and financial highlights are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2010, by correspondence with the custodian or mutual fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Investment Divisions constituting the Separate Account of the Company as of December 31, 2010, the results of their operations for the respective stated period in the year then ended, the changes in their net assets for the respective stated periods in the two years then ended, and the financial highlights for the respective stated periods in the five years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, Florida
March 31, 2011

                     This page is intentionally left blank.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2010

                                             MSF BLACKROCK       MSF BLACKROCK   MSF METLIFE STOCK           MSF ARTIO
                                               DIVERSIFIED   AGGRESSIVE GROWTH               INDEX INTERNATIONAL STOCK
                                       INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                       ------------------- ------------------- ------------------- -------------------
ASSETS:
  Investments at fair value                  $ 703,824,432       $ 506,918,656     $ 2,646,304,863       $ 196,320,865
  Accrued dividends                                     --                  --                  --                  --
  Due from Metropolitan Life Insurance
     Company                                            --                   3                   9                  --
                                       ------------------- ------------------- ------------------- -------------------
       Total Assets                            703,824,432         506,918,659       2,646,304,872         196,320,865
                                       ------------------- ------------------- ------------------- -------------------
LIABILITIES:
  Accrued fees                                       1,372               1,429               1,606               1,701
  Due to Metropolitan Life Insurance
     Company                                             3                  --                  --                  38
                                       ------------------- ------------------- ------------------- -------------------
       Total Liabilities                             1,375               1,429               1,606               1,739
                                       ------------------- ------------------- ------------------- -------------------
NET ASSETS                                   $ 703,823,057       $ 506,917,230     $ 2,646,303,266       $ 196,319,126
                                       =================== =================== =================== ===================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units         $ 697,838,335       $ 506,491,891     $ 2,626,183,781       $ 195,889,937
  Net assets from contracts in payout            5,984,722             425,339          20,119,485             429,189
                                       ------------------- ------------------- ------------------- -------------------
       Total Net Assets                      $ 703,823,057       $ 506,917,230     $ 2,646,303,266       $ 196,319,126
                                       =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                                                                                         MSF NEUBERGER
                                         MSF T. ROWE PRICE     MSF OPPENHEIMER                          BERMAN MID CAP
                                          SMALL CAP GROWTH       GLOBAL EQUITY       MSF MFS VALUE               VALUE
                                       INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                       ------------------- ------------------- ------------------- -------------------
ASSETS:
  Investments at fair value                  $ 264,122,173       $ 223,280,521       $ 280,201,562       $ 505,690,876
  Accrued dividends                                     --                  --                  --                  --
  Due from Metropolitan Life Insurance
     Company                                            --                  --                  --                  --
                                       ------------------- ------------------- ------------------- -------------------
       Total Assets                            264,122,173         223,280,521         280,201,562         505,690,876
                                       ------------------- ------------------- ------------------- -------------------
LIABILITIES:
  Accrued fees                                       1,916               1,451               1,762               1,825
  Due to Metropolitan Life Insurance
     Company                                             1                  10                  33                  16
                                       ------------------- ------------------- ------------------- -------------------
       Total Liabilities                             1,917               1,461               1,795               1,841
                                       ------------------- ------------------- ------------------- -------------------
NET ASSETS                                   $ 264,120,256       $ 223,279,060       $ 280,199,767       $ 505,689,035
                                       =================== =================== =================== ===================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units         $ 263,848,117       $ 223,161,234       $ 276,961,332       $ 505,352,780
  Net assets from contracts in payout              272,139             117,826           3,238,435             336,255
                                       ------------------- ------------------- ------------------- -------------------
       Total Net Assets                      $ 264,120,256       $ 223,279,060       $ 280,199,767       $ 505,689,035
                                       =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

                           MSF BARCLAYS
  MSF T. ROWE PRICE   CAPITAL AGGREGATE  MSF MORGAN STANLEY    MSF RUSSELL 2000        MSF JENNISON       MSF NEUBERGER
   LARGE CAP GROWTH          BOND INDEX          EAFE INDEX               INDEX              GROWTH      BERMAN GENESIS
INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
      $ 195,959,329     $ 1,054,372,043       $ 462,137,154       $ 280,019,392        $ 67,840,788       $ 284,286,519
                 --                  --                  --                  --                  --                  --
                 --                  --                  --                  12                  --                  --
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
        195,959,329       1,054,372,043         462,137,154         280,019,404          67,840,788         284,286,519
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
              1,776               1,523               1,734               1,737               1,714               1,594
                  9                  26                  27                  --                  10                   7
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
              1,785               1,549               1,761               1,737               1,724               1,601
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
      $ 195,957,544     $ 1,054,370,494       $ 462,135,393       $ 280,017,667        $ 67,839,064       $ 284,284,918
=================== =================== =================== =================== =================== ===================
      $ 190,655,938     $ 1,052,079,982       $ 461,764,562       $ 279,743,892        $ 67,595,534       $ 283,945,145
          5,301,606           2,290,512             370,831             273,775             243,530             339,773
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
      $ 195,957,544     $ 1,054,370,494       $ 462,135,393       $ 280,017,667        $ 67,839,064       $ 284,284,918
=================== =================== =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                               MSF METLIFE   MSF LOOMIS SAYLES       MSF BLACKROCK       MSF BLACKROCK
                                       MID CAP STOCK INDEX    SMALL CAP GROWTH     LARGE CAP VALUE         BOND INCOME
                                       INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                       ------------------- ------------------- ------------------- -------------------
ASSETS:
  Investments at fair value                  $ 396,883,040        $ 43,604,954       $ 195,800,599       $ 500,011,067
  Accrued dividends                                     --                  --                  --                  --
  Due from Metropolitan Life Insurance
     Company                                            --                  --                  --                  25
                                       ------------------- ------------------- ------------------- -------------------
       Total Assets                            396,883,040          43,604,954         195,800,599         500,011,092
                                       ------------------- ------------------- ------------------- -------------------
LIABILITIES:
  Accrued fees                                       1,903               2,090               1,817               2,226
  Due to Metropolitan Life Insurance
     Company                                             9                   9                   9                  --
                                       ------------------- ------------------- ------------------- -------------------
       Total Liabilities                             1,912               2,099               1,826               2,226
                                       ------------------- ------------------- ------------------- -------------------
NET ASSETS                                   $ 396,881,128        $ 43,602,855       $ 195,798,773       $ 500,008,866
                                       =================== =================== =================== ===================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units         $ 396,333,658        $ 43,554,051       $ 195,758,045       $ 496,635,532
  Net assets from contracts in payout              547,470              48,804              40,728           3,373,334
                                       ------------------- ------------------- ------------------- -------------------
       Total Net Assets                      $ 396,881,128        $ 43,602,855       $ 195,798,773       $ 500,008,866
                                       =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

                                                                                  MSF WESTERN ASSET
                                                                                         MANAGEMENT   MSF WESTERN ASSET
      MSF BLACKROCK   MSF DAVIS VENTURE   MSF LOOMIS SAYLES     MSF MET/ARTISAN      STRATEGIC BOND          MANAGEMENT
       MONEY MARKET               VALUE      SMALL CAP CORE       MID CAP VALUE       OPPORTUNITIES     U.S. GOVERNMENT
INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
       $ 76,399,830       $ 590,816,311       $ 158,699,523       $ 217,607,339       $ 275,412,350       $ 239,872,314
                 34                  --                  --                  --                  --                  --
                 --                   4                  --                  45                  --                  --
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
         76,399,864         590,816,315         158,699,523         217,607,384         275,412,350         239,872,314
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
              1,467               1,948               1,815               2,132               2,062               2,168
                117                  --                  12                  --                  30                  18
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
              1,584               1,948               1,827               2,132               2,092               2,186
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
       $ 76,398,280       $ 590,814,367       $ 158,697,696       $ 217,605,252       $ 275,410,258       $ 239,870,128
=================== =================== =================== =================== =================== ===================
       $ 75,722,572       $ 588,784,205       $ 157,952,450       $ 216,896,109       $ 274,484,030       $ 239,530,225
            675,708           2,030,162             745,246             709,143             926,228             339,903
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
       $ 76,398,280       $ 590,814,367       $ 158,697,696       $ 217,605,252       $ 275,410,258       $ 239,870,128
=================== =================== =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                                                                     MSF BLACKROCK         MSF METLIFE
                                              MSF FI VALUE       MSF MFS TOTAL    LEGACY LARGE CAP        CONSERVATIVE
                                                   LEADERS              RETURN              GROWTH          ALLOCATION
                                       INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                       ------------------- ------------------- ------------------- -------------------
ASSETS:
  Investments at fair value                   $ 71,563,187       $ 142,303,357       $ 147,007,820       $ 432,543,076
  Accrued dividends                                     --                  --                  --                  --
  Due from Metropolitan Life Insurance
     Company                                             9                  --                  22                  --
                                       ------------------- ------------------- ------------------- -------------------
       Total Assets                             71,563,196         142,303,357         147,007,842         432,543,076
                                       ------------------- ------------------- ------------------- -------------------
LIABILITIES:
  Accrued fees                                       2,083               1,232               1,237               1,072
  Due to Metropolitan Life Insurance
     Company                                            --                  22                  --                  28
                                       ------------------- ------------------- ------------------- -------------------
       Total Liabilities                             2,083               1,254               1,237               1,100
                                       ------------------- ------------------- ------------------- -------------------
NET ASSETS                                    $ 71,561,113       $ 142,302,103       $ 147,006,605       $ 432,541,976
                                       =================== =================== =================== ===================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units          $ 71,088,771       $ 140,095,187       $ 146,199,353       $ 432,531,570
  Net assets from contracts in payout              472,342           2,206,916             807,252              10,406
                                       ------------------- ------------------- ------------------- -------------------
       Total Net Assets                       $ 71,561,113       $ 142,302,103       $ 147,006,605       $ 432,541,976
                                       =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

        MSF METLIFE                               MSF METLIFE                       MSF MET/DIMENSIONAL
    CONSERVATIVE TO         MSF METLIFE           MODERATE TO           MSF METLIFE       INTERNATIONAL  MSF VAN ECK GLOBAL
MODERATE ALLOCATION MODERATE ALLOCATION AGGRESSIVE ALLOCATION AGGRESSIVE ALLOCATION       SMALL COMPANY   NATURAL RESOURCES
INVESTMENT DIVISION INVESTMENT DIVISION   INVESTMENT DIVISION   INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
------------------- ------------------- --------------------- --------------------- ------------------- -------------------
    $ 1,137,112,246     $ 3,253,210,164       $ 1,628,677,990         $ 104,503,516         $ 3,363,203        $ 24,701,036
                 --                  --                    --                    --                  --                  --
                 --                  --                    --                    --                  --                  --
------------------- ------------------- --------------------- --------------------- ------------------- -------------------
      1,137,112,246       3,253,210,164         1,628,677,990           104,503,516           3,363,203          24,701,036
------------------- ------------------- --------------------- --------------------- ------------------- -------------------
                656                 834                   714                 1,017                 405                 328
                  9                  20                    16                    20                  16                  10
------------------- ------------------- --------------------- --------------------- ------------------- -------------------
                665                 854                   730                 1,037                 421                 338
------------------- ------------------- --------------------- --------------------- ------------------- -------------------
    $ 1,137,111,581     $ 3,253,209,310       $ 1,628,677,260         $ 104,502,479         $ 3,362,782        $ 24,700,698
=================== =================== ===================== ===================== =================== ===================
    $ 1,136,762,248     $ 3,252,415,275       $ 1,625,353,869         $ 102,662,853         $ 3,362,782        $ 24,700,698
            349,333             794,035             3,323,391             1,839,626                  --                  --
------------------- ------------------- --------------------- --------------------- ------------------- -------------------
    $ 1,137,111,581     $ 3,253,209,310       $ 1,628,677,260         $ 104,502,479         $ 3,362,782        $ 24,700,698
=================== =================== ===================== ===================== =================== ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                                MSF ZENITH  FIDELITY VIP MONEY        FIDELITY VIP
                                                    EQUITY              MARKET       EQUITY-INCOME FIDELITY VIP GROWTH
                                       INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                       ------------------- ------------------- ------------------- -------------------
ASSETS:
  Investments at fair value                   $ 81,465,483        $ 12,251,922        $ 91,649,572        $ 89,166,876
  Accrued dividends                                     --                  --                  --                  --
  Due from Metropolitan Life Insurance
     Company                                            --                  --                   5                   7
                                       ------------------- ------------------- ------------------- -------------------
       Total Assets                             81,465,483          12,251,922          91,649,577          89,166,883
                                       ------------------- ------------------- ------------------- -------------------
LIABILITIES:
  Accrued fees                                          39                  96                 164                  --
  Due to Metropolitan Life Insurance
     Company                                             1                   6                  --                  --
                                       ------------------- ------------------- ------------------- -------------------
       Total Liabilities                                40                 102                 164                  --
                                       ------------------- ------------------- ------------------- -------------------
NET ASSETS                                    $ 81,465,443        $ 12,251,820        $ 91,649,413        $ 89,166,883
                                       =================== =================== =================== ===================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units          $ 76,497,535        $ 12,251,820        $ 90,572,028        $ 89,166,883
  Net assets from contracts in payout            4,967,908                  --           1,077,385                  --
                                       ------------------- ------------------- ------------------- -------------------
       Total Net Assets                       $ 81,465,443        $ 12,251,820        $ 91,649,413        $ 89,166,883
                                       =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

       FIDELITY VIP
   INVESTMENT GRADE        FIDELITY VIP      CALVERT VP SRI      CALVERT VP SRI    MIST LORD ABBETT   MIST MFS RESEARCH
               BOND    FUNDSMANAGER 60%            BALANCED      MID CAP GROWTH      BOND DEBENTURE       INTERNATIONAL
INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
       $ 22,154,721        $ 99,633,508        $ 50,866,685        $ 12,234,409       $ 294,863,700       $ 258,480,516
                 --                  --                  --                  --                  --                  --
                 --                  --                  --                  --                  --                  --
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
         22,154,721          99,633,508          50,866,685          12,234,409         294,863,700         258,480,516
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
                 --                  --                 392                  --               1,697               2,261
                  2                   1                   6                   3                  17                  35
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
                  2                   1                 398                   3               1,714               2,296
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
       $ 22,154,719        $ 99,633,507        $ 50,866,287        $ 12,234,406       $ 294,861,986       $ 258,478,220
=================== =================== =================== =================== =================== ===================
       $ 22,154,719        $ 99,633,507        $ 50,866,287        $ 12,234,406       $ 294,591,904       $ 257,859,466
                 --                  --                  --                  --             270,082             618,754
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
       $ 22,154,719        $ 99,633,507        $ 50,866,287        $ 12,234,406       $ 294,861,986       $ 258,478,220
=================== =================== =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                        MIST T. ROWE PRICE    MIST PIMCO TOTAL            MIST RCM         MIST LAZARD
                                            MID CAP GROWTH              RETURN          TECHNOLOGY             MID CAP
                                       INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                       ------------------- ------------------- ------------------- -------------------
ASSETS:
  Investments at fair value                  $ 269,743,232     $ 1,048,659,969       $ 151,312,322        $ 62,139,264
  Accrued dividends                                     --                  --                  --                  --
  Due from Metropolitan Life Insurance
     Company                                            --                  --                  --                  --
                                       ------------------- ------------------- ------------------- -------------------
       Total Assets                            269,743,232       1,048,659,969         151,312,322          62,139,264
                                       ------------------- ------------------- ------------------- -------------------
LIABILITIES:
  Accrued fees                                       1,632               1,500               1,605               2,213
  Due to Metropolitan Life Insurance
     Company                                            18                  25                   8                  26
                                       ------------------- ------------------- ------------------- -------------------
       Total Liabilities                             1,650               1,525               1,613               2,239
                                       ------------------- ------------------- ------------------- -------------------
NET ASSETS                                   $ 269,741,582     $ 1,048,658,444       $ 151,310,709        $ 62,137,025
                                       =================== =================== =================== ===================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units         $ 269,552,957     $ 1,048,086,024       $ 151,279,904        $ 62,083,815
  Net assets from contracts in payout              188,625             572,420              30,805              53,210
                                       ------------------- ------------------- ------------------- -------------------
       Total Net Assets                      $ 269,741,582     $ 1,048,658,444       $ 151,310,709        $ 62,137,025
                                       =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

                            MIST HARRIS                          MIST LEGG MASON
       MIST INVESCO             OAKMARK     MIST OPPENHEIMER         CLEARBRIDGE   MIST THIRD AVENUE MIST CLARION GLOBAL
   SMALL CAP GROWTH       INTERNATIONAL CAPITAL APPRECIATION   AGGRESSIVE GROWTH     SMALL CAP VALUE         REAL ESTATE
INVESTMENT DIVISION INVESTMENT DIVISION  INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
------------------- ------------------- -------------------- ------------------- ------------------- -------------------
       $ 34,773,811       $ 422,200,506         $ 49,120,606        $ 29,797,080        $ 10,020,494       $ 228,567,437
                 --                  --                   --                  --                  --                  --
                 16                  --                   --                  --                  --                  --
------------------- ------------------- -------------------- ------------------- ------------------- -------------------
         34,773,827         422,200,506           49,120,606          29,797,080          10,020,494         228,567,437
------------------- ------------------- -------------------- ------------------- ------------------- -------------------
              2,137               1,904                1,378               1,389                 331               1,163
                 --                  11                   31                  35                   5                  49
------------------- ------------------- -------------------- ------------------- ------------------- -------------------
              2,137               1,915                1,409               1,424                 336               1,212
------------------- ------------------- -------------------- ------------------- ------------------- -------------------
       $ 34,771,690       $ 422,198,591         $ 49,119,197        $ 29,795,656        $ 10,020,158       $ 228,566,225
=================== =================== ==================== =================== =================== ===================
       $ 34,752,368       $ 421,881,988         $ 49,113,840        $ 29,792,120        $ 10,020,158       $ 228,425,261
             19,322             316,603                5,357               3,536                  --             140,964
------------------- ------------------- -------------------- ------------------- ------------------- -------------------
       $ 34,771,690       $ 422,198,591         $ 49,119,197        $ 29,795,656        $ 10,020,158       $ 228,566,225
=================== =================== ==================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                                                                                            MIST PIMCO
                                           MIST LEGG MASON    MIST SSGA GROWTH    MIST SSGA GROWTH INFLATION PROTECTED
                                              VALUE EQUITY                 ETF      AND INCOME ETF                BOND
                                       INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                       ------------------- ------------------- ------------------- -------------------
ASSETS:
  Investments at fair value                   $ 30,137,811        $ 84,198,337       $ 579,391,442       $ 467,911,915
  Accrued dividends                                     --                  --                  --                  --
  Due from Metropolitan Life Insurance
     Company                                            --                  --                  --                  --
                                       ------------------- ------------------- ------------------- -------------------
       Total Assets                             30,137,811          84,198,337         579,391,442         467,911,915
                                       ------------------- ------------------- ------------------- -------------------
LIABILITIES:
  Accrued fees                                       1,601               1,084                 635                 914
  Due to Metropolitan Life Insurance
     Company                                            17                  20                  20                  32
                                       ------------------- ------------------- ------------------- -------------------
       Total Liabilities                             1,618               1,104                 655                 946
                                       ------------------- ------------------- ------------------- -------------------
NET ASSETS                                    $ 30,136,193        $ 84,197,233       $ 579,390,787       $ 467,910,969
                                       =================== =================== =================== ===================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units          $ 30,133,612        $ 84,197,233       $ 579,177,424       $ 467,531,484
  Net assets from contracts in payout                2,581                  --             213,363             379,485
                                       ------------------- ------------------- ------------------- -------------------
       Total Net Assets                       $ 30,136,193        $ 84,197,233       $ 579,390,787       $ 467,910,969
                                       =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

                                                                                      MIST AMERICAN       MIST AMERICAN
                         MIST BLACKROCK                                              FUNDS BALANCED        FUNDS GROWTH
   MIST JANUS FORTY      LARGE CAP CORE          VARIABLE B          VARIABLE C          ALLOCATION          ALLOCATION
INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
      $ 380,881,560       $ 657,441,896        $ 14,265,718         $ 1,092,421       $ 539,849,237       $ 332,353,897
                 --                  --                  --                  --                  --                  --
                 21                  --                  --                  --                  --                  --
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
        380,881,581         657,441,896          14,265,718           1,092,421         539,849,237         332,353,897
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
              1,406               2,209                  --                   3                 617                 799
                 --                  12                   2                   7                  18                  16
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
              1,406               2,221                   2                  10                 635                 815
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
      $ 380,880,175       $ 657,439,675        $ 14,265,716         $ 1,092,411       $ 539,848,602       $ 332,353,082
=================== =================== =================== =================== =================== ===================
      $ 380,802,010       $ 653,079,155        $ 13,905,840         $ 1,092,411       $ 539,836,707       $ 332,341,685
             78,165           4,360,520             359,876                  --              11,895              11,397
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
      $ 380,880,175       $ 657,439,675        $ 14,265,716         $ 1,092,411       $ 539,848,602       $ 332,353,082
=================== =================== =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                                                 MIST AMERICAN
                                             MIST AMERICAN      FUNDS MODERATE       MIST AMERICAN  MIST MET/TEMPLETON
                                              FUNDS GROWTH          ALLOCATION          FUNDS BOND              GROWTH
                                       INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                       ------------------- ------------------- ------------------- -------------------
ASSETS:
  Investments at fair value                  $ 201,192,968       $ 762,782,824        $ 61,894,823        $ 17,635,159
  Accrued dividends                                     --                  --                  --                  --
  Due from Metropolitan Life Insurance
     Company                                            --                  --                  --                  --
                                       ------------------- ------------------- ------------------- -------------------
       Total Assets                            201,192,968         762,782,824          61,894,823          17,635,159
                                       ------------------- ------------------- ------------------- -------------------
LIABILITIES:
  Accrued fees                                         485                 795                 522               1,140
  Due to Metropolitan Life Insurance
     Company                                             6                  17                   8                  20
                                       ------------------- ------------------- ------------------- -------------------
       Total Liabilities                               491                 812                 530               1,160
                                       ------------------- ------------------- ------------------- -------------------
NET ASSETS                                   $ 201,192,477       $ 762,782,012        $ 61,894,293        $ 17,633,999
                                       =================== =================== =================== ===================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units         $ 201,188,538       $ 762,694,243        $ 61,880,851        $ 17,633,999
  Net assets from contracts in payout                3,939              87,769              13,442                  --
                                       ------------------- ------------------- ------------------- -------------------
       Total Net Assets                      $ 201,192,477       $ 762,782,012        $ 61,894,293        $ 17,633,999
                                       =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

                                          MIST MET/FRANKLIN
  MIST MET/FRANKLIN   MIST MET/FRANKLIN  TEMPLETON FOUNDING         MIST DREMAN  MIST MET/TEMPLETON  MIST LOOMIS SAYLES
             INCOME       MUTUAL SHARES            STRATEGY     SMALL CAP VALUE  INTERNATIONAL BOND      GLOBAL MARKETS
INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
       $ 56,017,584        $ 38,704,183        $ 60,197,783         $ 9,723,359         $ 4,443,171        $ 13,393,484
                 --                  --                  --                  --                  --                  --
                 --                  --                  --                  --                  --                  --
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
         56,017,584          38,704,183          60,197,783           9,723,359           4,443,171          13,393,484
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
              1,033                 980                 988                 473                 301                 419
                 17                  11                  12                   1                   4                   5
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
              1,050                 991               1,000                 474                 305                 424
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
       $ 56,016,534        $ 38,703,192        $ 60,196,783         $ 9,722,885         $ 4,442,866        $ 13,393,060
=================== =================== =================== =================== =================== ===================
       $ 56,016,534        $ 38,703,192        $ 60,196,783         $ 9,722,885         $ 4,442,866        $ 13,393,060
                 --                  --                  --                  --                  --                  --
------------------- ------------------- ------------------- ------------------- ------------------- -------------------
       $ 56,016,534        $ 38,703,192        $ 60,196,783         $ 9,722,885         $ 4,442,866        $ 13,393,060
=================== =================== =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
DECEMBER 31, 2010

                                                  MIST MFS                             MIST MORGAN
                                          EMERGING MARKETS        MIST PIONEER     STANLEY MID CAP      MIST MET/EATON
                                                    EQUITY    STRATEGIC INCOME              GROWTH VANCE FLOATING RATE
                                       INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                       ------------------- ------------------- ------------------- -------------------
ASSETS:
  Investments at fair value                   $ 32,998,157        $ 34,119,016       $ 386,860,484         $ 1,306,420
  Accrued dividends                                     --                  --                  --                  --
  Due from Metropolitan Life Insurance
     Company                                            --                  --                  --                  --
                                       ------------------- ------------------- ------------------- -------------------
       Total Assets                             32,998,157          34,119,016         386,860,484           1,306,420
                                       ------------------- ------------------- ------------------- -------------------
LIABILITIES:
  Accrued fees                                         403                 544               1,599                 304
  Due to Metropolitan Life Insurance
     Company                                            12                   5                   3                   2
                                       ------------------- ------------------- ------------------- -------------------
       Total Liabilities                               415                 549               1,602                 306
                                       ------------------- ------------------- ------------------- -------------------
NET ASSETS                                    $ 32,997,742        $ 34,118,467       $ 386,858,882         $ 1,306,114
                                       =================== =================== =================== ===================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units          $ 32,997,742        $ 34,118,467       $ 386,632,027         $ 1,306,114
  Net assets from contracts in payout                   --                  --             226,855                  --
                                       ------------------- ------------------- ------------------- -------------------
       Total Net Assets                       $ 32,997,742        $ 34,118,467       $ 386,858,882         $ 1,306,114
                                       =================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

                                             AMERICAN FUNDS
     AMERICAN FUNDS      AMERICAN FUNDS        GLOBAL SMALL      AMERICAN FUNDS
             GROWTH       GROWTH-INCOME      CAPITALIZATION                BOND
INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
------------------- ------------------- ------------------- -------------------
    $ 1,104,324,195       $ 738,592,941       $ 638,169,321       $ 144,730,902
                 --                  --                  --                  --
                 19                   7                  --                  --
------------------- ------------------- ------------------- -------------------
      1,104,324,214         738,592,948         638,169,321         144,730,902
------------------- ------------------- ------------------- -------------------
              1,562               1,440               1,539               1,757
                 --                  --                  16                  25
------------------- ------------------- ------------------- -------------------
              1,562               1,440               1,555               1,782
------------------- ------------------- ------------------- -------------------
    $ 1,104,322,652       $ 738,591,508       $ 638,167,766       $ 144,729,120
=================== =================== =================== ===================
    $ 1,103,694,758       $ 738,222,749       $ 637,781,934       $ 144,480,156
            627,894             368,759             385,832             248,964
------------------- ------------------- ------------------- -------------------
    $ 1,104,322,652       $ 738,591,508       $ 638,167,766       $ 144,729,120
=================== =================== =================== ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

                                                 MSF BLACKROCK          MSF BLACKROCK      MSF METLIFE STOCK              MSF ARTIO
                                                   DIVERSIFIED      AGGRESSIVE GROWTH                  INDEX    INTERNATIONAL STOCK
                                           INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION
                                           ---------------------- ---------------------- ---------------------- --------------------
INVESTMENT INCOME:
     Dividends                                    $ 13,395,925              $ 275,405           $ 41,027,669            $ 2,812,099
                                           ---------------------- ---------------------- ---------------------- --------------------
EXPENSES:
     Mortality and expense risk and
        other charges                                7,422,271              4,808,312             25,241,553              1,930,455
     Administrative charges                          1,459,195                977,444              5,341,007                419,208
                                           ---------------------- ---------------------- ---------------------- --------------------
        Total expenses                               8,881,466              5,785,756             30,582,560              2,349,663
                                           ---------------------- ---------------------- ---------------------- --------------------
           Net investment income (loss)              4,514,459             (5,510,351)            10,445,109                462,436
                                           ---------------------- ---------------------- ---------------------- --------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                            --                     --                     --                     --
     Realized gains (losses) on sale of
        investments                                 (9,782,726)             4,319,375            (21,168,149)            (4,928,490)
                                           ---------------------- ---------------------- ---------------------- --------------------
           Net realized gains (losses)              (9,782,726)             4,319,375            (21,168,149)            (4,928,490)
                                           ---------------------- ---------------------- ---------------------- --------------------
     Change in unrealized gains (losses)
        on investments                              60,316,562             63,074,955            325,617,850             14,916,195
                                           ---------------------- ---------------------- ---------------------- --------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                 50,533,836             67,394,330            304,449,701              9,987,705
                                           ---------------------- ---------------------- ---------------------- --------------------
     Net increase (decrease) in net assets
        resulting from operations                 $ 55,048,295           $ 61,883,979          $ 314,894,810           $ 10,450,141
                                           ====================== ====================== ====================== ====================

(a) For the period May 3, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                                                        MSF NEUBERGER                                  MSF BARCLAYS
  MSF T. ROWE PRICE        MSF OPPENHEIMER                             BERMAN MID CAP      MSF T. ROWE PRICE      CAPITAL AGGREGATE
   SMALL CAP GROWTH          GLOBAL EQUITY       MSF MFS VALUE                  VALUE       LARGE CAP GROWTH             BOND INDEX
INVESTMENT DIVISION    INVESTMENT DIVISION INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION
---------------------- ------------------- ---------------------- ---------------------- ---------------------- -------------------
               $ --            $ 2,873,019         $ 3,330,707            $ 3,161,891              $ 310,415           $ 34,417,700
---------------------- ------------------- ---------------------- ---------------------- ---------------------- -------------------
          2,116,731              2,031,767           2,665,149              4,570,230              1,893,261             10,423,747
            453,619                440,920             581,542              1,012,549                398,448              2,333,691
---------------------- ------------------- ---------------------- ---------------------- ---------------------- -------------------
          2,570,350              2,472,687           3,246,691              5,582,779              2,291,709             12,757,438
---------------------- ------------------- ---------------------- ---------------------- ---------------------- -------------------
         (2,570,350)               400,332              84,016             (2,420,888)            (1,981,294)            21,660,262
---------------------- ------------------- ---------------------- ---------------------- ---------------------- -------------------
                 --                     --                  --                     --                     --                     --
          2,234,083                717,448          (3,371,173)            (2,402,496)             1,249,987              2,835,526
---------------------- ------------------- ---------------------- ---------------------- ---------------------- -------------------
          2,234,083                717,448          (3,371,173)            (2,402,496)             1,249,987              2,835,526
---------------------- ------------------- ---------------------- ---------------------- ---------------------- -------------------
         64,165,490             27,084,280          28,930,431            103,216,633             27,301,732             15,979,178
---------------------- ------------------- ---------------------- ---------------------- ---------------------- -------------------
         66,399,573             27,801,728          25,559,258            100,814,137             28,551,719             18,814,704
---------------------- ------------------- ---------------------- ---------------------- ---------------------- -------------------
       $ 63,829,223           $ 28,202,060        $ 25,643,274           $ 98,393,249           $ 26,570,425           $ 40,474,966
====================== =================== ====================== ====================== ====================== ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                            MSF MORGAN STANLEY       MSF RUSSELL 2000           MSF JENNISON          MSF NEUBERGER
                                                    EAFE INDEX                  INDEX                 GROWTH         BERMAN GENESIS
                                           INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION
                                           ---------------------- ---------------------- ---------------------- --------------------
INVESTMENT INCOME:
     Dividends                                    $ 10,717,070            $ 2,456,900              $ 243,979            $ 1,122,106
                                           ---------------------- ---------------------- ---------------------- --------------------
EXPENSES:
     Mortality and expense risk and
        other charges                                4,404,959              2,543,400                573,293              2,742,792
     Administrative charges                            984,809                559,644                127,476                594,474
                                           ---------------------- ---------------------- ---------------------- --------------------
        Total expenses                               5,389,768              3,103,044                700,769              3,337,266
                                           ---------------------- ---------------------- ---------------------- --------------------
           Net investment income (loss)              5,327,302               (646,144)              (456,790)            (2,215,160)
                                           ---------------------- ---------------------- ---------------------- --------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                            --                     --                     --                     --
     Realized gains (losses) on sale of
        investments                                   (356,109)            (1,204,673)               120,122            (20,723,045)
                                           ---------------------- ---------------------- ---------------------- --------------------
           Net realized gains (losses)                (356,109)            (1,204,673)               120,122            (20,723,045)
                                           ---------------------- ---------------------- ---------------------- --------------------
     Change in unrealized gains (losses)
        on investments                              25,732,016             59,052,489              6,511,803             71,460,191
                                           ---------------------- ---------------------- ---------------------- --------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                 25,375,907             57,847,816              6,631,925             50,737,146
                                           ---------------------- ---------------------- ---------------------- --------------------
     Net increase (decrease) in net assets
        resulting from operations                 $ 30,703,209           $ 57,201,672            $ 6,175,135           $ 48,521,986
                                           ====================== ====================== ====================== ====================

(a) For the period May 3, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

        MSF METLIFE      MSF LOOMIS SAYLES          MSF BLACKROCK          MSF BLACKROCK       MSF BLACKROCK      MSF DAVIS VENTURE
MID CAP STOCK INDEX       SMALL CAP GROWTH        LARGE CAP VALUE            BOND INCOME        MONEY MARKET                  VALUE
INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION INVESTMENT DIVISION    INVESTMENT DIVISION
---------------------- ---------------------- ---------------------- ------------------- ---------------------- --------------------
        $ 3,029,080                   $ --            $ 1,508,278           $ 17,944,550             $ 1,756            $ 4,464,416
---------------------- ---------------------- ---------------------- ------------------- ---------------------- --------------------
          3,604,629                392,472              1,861,512              4,949,261             863,129              5,420,868
            806,216                 87,573                427,412              1,111,913             209,713              1,289,762
---------------------- ---------------------- ---------------------- ------------------- ---------------------- --------------------
          4,410,845                480,045              2,288,924              6,061,174           1,072,842              6,710,630
---------------------- ---------------------- ---------------------- ------------------- ---------------------- --------------------
         (1,381,765)              (480,045)              (780,646)            11,883,376          (1,071,086)            (2,246,214)
---------------------- ---------------------- ---------------------- ------------------- ---------------------- --------------------
            432,457                     --                     --                     --                  --                     --
           (330,137)            (1,044,946)            (3,801,296)                18,060                  --                709,689
---------------------- ---------------------- ---------------------- ------------------- ---------------------- --------------------
            102,320             (1,044,946)            (3,801,296)                18,060                  --                709,689
---------------------- ---------------------- ---------------------- ------------------- ---------------------- --------------------
         79,657,136             11,610,770             18,604,231             18,271,338                  --             56,902,615
---------------------- ---------------------- ---------------------- ------------------- ---------------------- --------------------
         79,759,456             10,565,824             14,802,935             18,289,398                  --             57,612,304
---------------------- ---------------------- ---------------------- ------------------- ---------------------- --------------------
       $ 78,377,691           $ 10,085,779           $ 14,022,289           $ 30,172,774        $ (1,071,086)          $ 55,366,090
====================== ====================== ====================== =================== ====================== ====================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                                                                           MSF WESTERN ASSET
                                                                                                  MANAGEMENT   MSF WESTERN ASSET
                                             MSF LOOMIS SAYLES        MSF MET/ARTISAN         STRATEGIC BOND          MANAGEMENT
                                                SMALL CAP CORE          MID CAP VALUE          OPPORTUNITIES     U.S. GOVERNMENT
                                           INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION INVESTMENT DIVISION
                                           ---------------------- ---------------------- ------------------- -------------------
INVESTMENT INCOME:
     Dividends                                        $ 45,405            $ 1,400,523           $ 15,811,187         $ 5,676,745
                                           ---------------------- ---------------------- ------------------- -------------------
EXPENSES:
     Mortality and expense risk and
        other charges                                1,416,086              2,156,351              2,832,604           2,417,424
     Administrative charges                            349,220                493,125                648,006             554,648
                                           ---------------------- ---------------------- ------------------- -------------------
        Total expenses                               1,765,306              2,649,476              3,480,610           2,972,072
                                           ---------------------- ---------------------- ------------------- -------------------
           Net investment income (loss)             (1,719,901)            (1,248,953)            12,330,577           2,704,673
                                           ---------------------- ---------------------- ------------------- -------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                            --                     --                     --             641,171
     Realized gains (losses) on sale of
        investments                                 (2,686,986)           (11,883,832)             1,062,078              34,437
                                           ---------------------- ---------------------- ------------------- -------------------
           Net realized gains (losses)              (2,686,986)           (11,883,832)             1,062,078             675,608
                                           ---------------------- ---------------------- ------------------- -------------------
     Change in unrealized gains (losses)
        on investments                              37,222,601             39,292,335             14,079,765           5,628,530
                                           ---------------------- ---------------------- ------------------- -------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                 34,535,615             27,408,503             15,141,843           6,304,138
                                           ---------------------- ---------------------- ------------------- -------------------
     Net increase (decrease) in net assets
        resulting from operations                 $ 32,815,714           $ 26,159,550           $ 27,472,420         $ 9,008,811
                                           ====================== ====================== =================== ===================

(a) For the period May 3, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                                    MSF BLACKROCK            MSF METLIFE         MSF METLIFE
       MSF FI VALUE          MSF MFS TOTAL       LEGACY LARGE CAP           CONSERVATIVE     CONSERVATIVE TO         MSF METLIFE
            LEADERS                 RETURN                 GROWTH             ALLOCATION MODERATE ALLOCATION MODERATE ALLOCATION
INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
---------------------- ---------------------- ---------------------- ------------------- ------------------- ----------------------
          $ 990,387            $ 3,931,309               $ 84,313           $ 12,440,006        $ 31,106,026        $ 62,885,693
---------------------- ---------------------- ---------------------- ------------------- ------------------- ----------------------
            721,442              1,301,937              1,246,095              3,818,036          10,009,600          27,075,026
            177,811                348,848                320,594                883,805           2,338,941           6,412,706
---------------------- ---------------------- ---------------------- ------------------- ------------------- ----------------------
            899,253              1,650,785              1,566,689              4,701,841          12,348,541          33,487,732
---------------------- ---------------------- ---------------------- ------------------- ------------------- ----------------------
             91,134              2,280,524             (1,482,376)             7,738,165          18,757,485          29,397,961
---------------------- ---------------------- ---------------------- ------------------- ------------------- ----------------------
                 --                     --                     --                     --                  --                  --
         (3,773,660)            (2,022,450)               589,751              1,589,320             379,774          (1,002,375)
---------------------- ---------------------- ---------------------- ------------------- ------------------- ----------------------
         (3,773,660)            (2,022,450)               589,751              1,589,320             379,774          (1,002,375)
---------------------- ---------------------- ---------------------- ------------------- ------------------- ----------------------
         12,070,359             11,037,082             21,645,637             20,197,256          74,956,639         280,212,338
---------------------- ---------------------- ---------------------- ------------------- ------------------- ----------------------
          8,296,699              9,014,632             22,235,388             21,786,576          75,336,413         279,209,963
---------------------- ---------------------- ---------------------- ------------------- ------------------- ----------------------
        $ 8,387,833           $ 11,295,156           $ 20,753,012           $ 29,524,741        $ 94,093,898       $ 308,607,924
====================== ====================== ====================== =================== =================== ======================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                                                                                      MSF
                                                     MSF METLIFE                           MET/DIMENSIONAL
                                                     MODERATE TO           MSF METLIFE       INTERNATIONAL     MSF VAN ECK GLOBAL
                                           AGGRESSIVE ALLOCATION AGGRESSIVE ALLOCATION       SMALL COMPANY      NATURAL  RESOURCES
                                             INVESTMENT DIVISION   INVESTMENT DIVISION INVESTMENT DIVISION    INVESTMENT DIVISION
                                           --------------------- --------------------- ------------------- ----------------------
INVESTMENT INCOME:
      Dividends                                   $ 31,828,403             $ 903,881            $ 24,025               $ 30,907
                                           --------------------- --------------------- ------------------- ----------------------
EXPENSES:
      Mortality and expense risk and
         other charges                              15,678,272               886,344              20,800                135,599
     Administrative charges                         3,671,210               212,841               5,153                 32,754
                                           --------------------- --------------------- ------------------- ----------------------
        Total expenses                             19,349,482             1,099,185              25,953                168,353
                                           --------------------- --------------------- ------------------- ----------------------
           Net investment income (loss)            12,478,921              (195,304)             (1,928)              (137,446)
                                           --------------------- --------------------- -------------------  ----------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
     Realized gain distributions                            --                    --              91,386                661,519
     Realized gains (losses) on sale of
         investments                               (11,069,862)           (1,521,368)              7,840                 31,235
                                           --------------------- --------------------- ------------------- ----------------------
           Net realized gains (losses)            (11,069,862)           (1,521,368)             99,226                 692,754
                                           --------------------- --------------------- ------------------- ----------------------
     Change in unrealized gains (losses)
         on investments                            187,492,470            14,171,000             441,874               4,578,050
                                           --------------------- --------------------- ------------------- ----------------------
     Net realized and change in
         unrealized gains (losses) on
         investments                               176,422,608            12,649,632             541,100               5,270,804
                                           --------------------- --------------------- ------------------- ----------------------
     Net increase (decrease) in net assets
         resulting from operations               $ 188,901,529          $ 12,454,328           $ 539,172            $  5,133,358
                                           ===================== ===================== =================== ======================

(a) For the period May 3, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                                                                                   FIDELITY VIP
         MSF ZENITH     FIDELITY VIP MONEY           FIDELITY VIP                              INVESTMENT GRADE        FIDELITY VIP
             EQUITY                 MARKET          EQUITY-INCOME    FIDELITY VIP GROWTH                   BOND    FUNDSMANAGER 60%
INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION INVESTMENT DIVISION
---------------------- ---------------------- ---------------------- ---------------------- ------------------- -------------------
        $ 1,293,901               $ 26,662            $ 1,571,181              $ 221,056              $ 783,652         $ 1,186,621
---------------------- ---------------------- ---------------------- ---------------------- ------------------- -------------------
            764,388                153,137                690,213                592,509                166,668             945,260
            321,854                 24,616                213,825                159,236                 44,776                  --
---------------------- ---------------------- ---------------------- ---------------------- ------------------- -------------------
          1,086,242                177,753                904,038                751,745                211,444             945,260
---------------------- ---------------------- ---------------------- ---------------------- ------------------- -------------------
            207,659               (151,091)               667,143               (530,689)               572,208             241,361
---------------------- ---------------------- ---------------------- ---------------------- ------------------- -------------------
                 --                  8,110                     --                269,354                238,388             207,659
         (4,427,478)                    --             (3,399,915)            (2,016,569)               133,508              36,896
---------------------- ---------------------- ---------------------- ---------------------- ------------------- -------------------
         (4,427,478)                 8,110             (3,399,915)            (1,747,215)               371,896             244,555
---------------------- ---------------------- ---------------------- ---------------------- ------------------- -------------------
         13,668,268                     --             14,153,055             19,174,195                525,375           7,448,599
---------------------- ---------------------- ---------------------- ---------------------- ------------------- -------------------
          9,240,790                  8,110             10,753,140             17,426,980                897,271           7,693,154
---------------------- ---------------------- ---------------------- ---------------------- ------------------- -------------------
        $ 9,448,449             $ (142,981)          $ 11,420,283           $ 16,896,291            $ 1,469,479         $ 7,934,515
====================== ====================== ====================== ====================== =================== ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                                CALVERT VP SRI         CALVERT VP SRI       MIST LORD ABBETT   MIST MFS RESEARCH
                                                      BALANCED         MID CAP GROWTH         BOND DEBENTURE       INTERNATIONAL
                                           INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION INVESTMENT DIVISION
                                           ---------------------- ---------------------- ------------------- ----------------------
INVESTMENT INCOME:
     Dividends                                       $ 693,614                   $ --           $ 16,939,302         $ 4,289,261
                                           ---------------------- ---------------------- ------------------- ----------------------
EXPENSES:
     Mortality and expense risk and
        other charges                                  452,730                 77,115              2,886,766           2,389,745
     Administrative charges                             98,743                 20,694                651,540             577,775
                                           ---------------------- ---------------------- ------------------- ----------------------
        Total expenses                                 551,473                 97,809              3,538,306           2,967,520
                                           ---------------------- ---------------------- ------------------- ----------------------
           Net investment income (loss)                142,141                (97,809)            13,400,996           1,321,741
                                           ---------------------- ---------------------- ------------------- ----------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                            --                     --                     --                  --
     Realized gains (losses) on sale of
        investments                                   (685,900)               110,586              1,073,013         (11,417,961)
                                           ---------------------- ---------------------- ------------------- ----------------------
           Net realized gains (losses)                (685,900)               110,586              1,073,013         (11,417,961)
                                           ---------------------- ---------------------- ------------------- ----------------------
     Change in unrealized gains (losses)
        on investments                               5,550,635              2,821,839             15,344,333          32,690,397
                                           ---------------------- ---------------------- ------------------- ----------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                  4,864,735              2,932,425             16,417,346          21,272,436
                                           ---------------------- ---------------------- ------------------- ----------------------
     Net increase (decrease) in net assets
        resulting from operations                  $ 5,006,876            $ 2,834,616           $ 29,818,342        $ 22,594,177
                                           ====================== ====================== =================== ======================

(a) For the period May 3, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                                                                                                        MIST HARRIS
 MIST T. ROWE PRICE       MIST PIMCO TOTAL            MIST RCM            MIST LAZARD           MIST INVESCO                OAKMARK
     MID CAP GROWTH                 RETURN          TECHNOLOGY                MID CAP       SMALL CAP GROWTH          INTERNATIONAL
INVESTMENT DIVISION    INVESTMENT DIVISION INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION
---------------------- ------------------- ---------------------- ---------------------- ---------------------- --------------------
               $ --           $ 30,790,248                $ --              $ 476,514                   $ --            $ 6,577,084
---------------------- ------------------- ---------------------- ---------------------- ---------------------- --------------------
          2,296,373              9,381,424           1,317,901                562,877                343,939              3,651,121
            523,330              2,169,179             291,445                128,147                 77,920                838,710
---------------------- ------------------- ---------------------- ---------------------- ---------------------- --------------------
          2,819,703             11,550,603           1,609,346                691,024                421,859              4,489,831
---------------------- ------------------- ---------------------- ---------------------- ---------------------- --------------------
         (2,819,703)            19,239,645          (1,609,346)              (214,510)              (421,859)             2,087,253
---------------------- ------------------- ---------------------- ---------------------- ---------------------- --------------------
                 --              4,602,510                  --                     --                     --                     --
            291,154              2,844,963          (1,369,845)            (1,666,941)              (525,750)            (5,609,524)
---------------------- ------------------- ---------------------- ---------------------- ---------------------- --------------------
            291,154              7,447,473          (1,369,845)            (1,666,941)              (525,750)            (5,609,524)
---------------------- ------------------- ---------------------- ---------------------- ---------------------- --------------------
         55,974,973             27,152,115          32,648,128             12,803,005              7,832,883             54,709,202
---------------------- ------------------- ---------------------- ---------------------- ---------------------- --------------------
         56,266,127             34,599,588          31,278,283             11,136,064              7,307,133             49,099,678
---------------------- ------------------- ---------------------- ---------------------- ---------------------- --------------------
       $ 53,446,424           $ 53,839,233        $ 29,668,937           $ 10,921,554            $ 6,885,274           $ 51,186,931
====================== =================== ====================== ====================== ====================== ====================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                                                       MIST LEGG MASON
                                               MIST OPPENHEIMER            CLEARBRIDGE      MIST THIRD AVENUE    MIST CLARION GLOBAL
                                           CAPITAL APPRECIATION      AGGRESSIVE GROWTH        SMALL CAP VALUE            REAL ESTATE
                                            INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION
                                           ----------------------- ---------------------- ---------------------- -------------------
INVESTMENT INCOME:
     Dividends                                        $ 182,522                $ 6,387               $ 94,949          $ 16,870,671
                                           ----------------------- ---------------------- ---------------------- -------------------
EXPENSES:
     Mortality and expense risk and
        other charges                                   443,083                246,934                 76,849             2,183,819
     Administrative charges                             101,206                 54,450                 20,952               494,284
                                           ----------------------- ---------------------- ---------------------- -------------------
        Total expenses                                  544,289                301,384                 97,801             2,678,103
                                           ----------------------- ---------------------- ---------------------- -------------------
           Net investment income (loss)                (361,767)              (294,997)                (2,852)           14,192,568
                                           ----------------------- ---------------------- ---------------------- -------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                             --                     --                     --                     --
     Realized gains (losses) on sale of
        investments                                    (793,451)              (768,247)               (40,527)           (7,589,978)
                                           ----------------------- ---------------------- ---------------------- -------------------
           Net realized gains (losses)                 (793,451)              (768,247)               (40,527)           (7,589,978)
                                           ----------------------- ---------------------- ---------------------- -------------------
     Change in unrealized gains (losses)
        on investments                                4,872,565              6,050,147              1,603,706            22,351,529
                                           ----------------------- ---------------------- ---------------------- -------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                   4,079,114              5,281,900              1,563,179            14,761,551
                                           ----------------------- ---------------------- ---------------------- -------------------
     Net increase (decrease) in net assets
        resulting from operations                   $ 3,717,347            $ 4,986,903            $ 1,560,327          $ 28,954,119
                                           ======================= ====================== ====================== ===================

(a) For the period May 3, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                                                           MIST PIMCO
    MIST LEGG MASON       MIST SSGA GROWTH    MIST SSGA GROWTH    INFLATION PROTECTED                             MIST BLACKROCK
       VALUE EQUITY                    ETF      AND INCOME ETF                   BOND     MIST JANUSFORTY         LARGE CAP CORE
INVESTMENT DIVISION    INVESTMENT DIVISION INVESTMENT DIVISION    INVESTMENT DIVISION INVESTMENT DIVISION    INVESTMENT DIVISION
---------------------- ------------------- ---------------------- ------------------- ---------------------- ----------------------
          $ 503,506              $ 922,057         $ 3,778,765            $ 8,935,352         $ 5,298,556            $ 8,256,332
---------------------- ------------------- ---------------------- ------------------- ---------------------- ----------------------
            276,931                669,450           3,609,130              4,147,235           3,495,476              6,011,095
             62,545                162,556             878,390                960,708             812,015              1,278,092
---------------------- ------------------- ---------------------- ------------------- ---------------------- ----------------------
            339,476                832,006           4,487,520              5,107,943           4,307,491              7,289,187
---------------------- ------------------- ---------------------- ------------------- ---------------------- ----------------------
            164,030                 90,051            (708,755)             3,827,409             991,065                967,145
---------------------- ------------------- ---------------------- ------------------- ---------------------- ----------------------
                 --                     --              13,191              9,957,194                  --                     --
         (1,044,166)             1,075,894             103,509                515,710          (2,325,421)           (26,973,460)
---------------------- ------------------- ---------------------- ------------------- ---------------------- ----------------------
         (1,044,166)             1,075,894             116,700             10,472,904          (2,325,421)           (26,973,460)
---------------------- ------------------- ---------------------- ------------------- ---------------------- ----------------------
          2,673,355              7,513,340          46,487,224              8,009,393          29,106,518             93,404,052
---------------------- ------------------- ---------------------- ------------------- ---------------------- ----------------------
          1,629,189              8,589,234          46,603,924             18,482,297          26,781,097             66,430,592
---------------------- ------------------- ---------------------- ------------------- ---------------------- ----------------------
        $ 1,793,219            $ 8,679,285        $ 45,895,169           $ 22,309,706        $ 27,772,162           $ 67,397,737
====================== =================== ====================== =================== ====================== ======================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                                                                               MIST AMERICAN          MIST AMERICAN
                                                                                              FUNDS BALANCED           FUNDS GROWTH
                                                    VARIABLE B             VARIABLE C             ALLOCATION             ALLOCATION
                                           INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION
                                           ---------------------- ---------------------- ---------------------- --------------------
INVESTMENT INCOME:
     Dividends                                       $ 193,460               $ 14,053            $ 3,898,505            $ 2,612,577
                                           ---------------------- ---------------------- ---------------------- --------------------
EXPENSES:
     Mortality and expense risk and
        other charges                                  129,276                  1,886              3,997,124              3,138,300
     Administrative charges                                 --                     --                963,574                733,819
                                           ---------------------- ---------------------- ---------------------- --------------------
        Total expenses                                 129,276                  1,886              4,960,698              3,872,119
                                           ---------------------- ---------------------- ---------------------- --------------------
           Net investment income (loss)                 64,184                 12,167             (1,062,193)            (1,259,542)
                                           ---------------------- ---------------------- ---------------------- --------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                            --                     --                167,276                     --
     Realized gains (losses) on sale of
        investments                                   (894,860)               (33,576)               363,923              2,901,779
                                           ---------------------- ---------------------- ---------------------- --------------------
           Net realized gains (losses)                (894,860)               (33,576)               531,199              2,901,779
                                           ---------------------- ---------------------- ---------------------- --------------------
     Change in unrealized gains (losses)
        on investments                               2,364,194                140,629             47,023,020             33,173,352
                                           ---------------------- ---------------------- ---------------------- --------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                  1,469,334                107,053             47,554,219             36,075,131
                                           ---------------------- ---------------------- ---------------------- --------------------
     Net increase (decrease) in net assets
        resulting from operations                  $ 1,533,518              $ 119,220           $ 46,492,026           $ 34,815,589
                                           ====================== ====================== ====================== ====================

(a) For the period May 3, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                             MIST AMERICAN
      MIST AMERICAN         FUNDS MODERATE       MIST AMERICAN  MIST MET/TEMPLETON      MIST MET/FRANKLIN   MIST MET/FRANKLIN
       FUNDS GROWTH             ALLOCATION         FUNDS BONDS              GROWTH                 INCOME       MUTUAL SHARES
INVESTMENT DIVISION    INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION    INVESTMENT DIVISION INVESTMENT DIVISION
---------------------- ------------------- ------------------- ---------------------- ------------------- ----------------------
          $ 223,990            $ 8,380,881           $ 620,862           $ 133,888            $ 1,462,293                $ --
---------------------- ------------------- ------------------- ---------------------- ------------------- ----------------------
          1,241,346              6,137,513             429,615             137,459                411,794             270,862
            305,614              1,481,532             101,428              32,579                 95,485              65,062
---------------------- ------------------- ------------------- ---------------------- ------------------- ----------------------
          1,546,960              7,619,045             531,043             170,038                507,279             335,924
---------------------- ------------------- ------------------- ---------------------- ------------------- ----------------------
         (1,322,970)               761,836              89,819             (36,150)               955,014            (335,924)
---------------------- ------------------- ------------------- ---------------------- ------------------- ----------------------
                 --                     --                  --                  --                202,357             301,580
             22,594                774,379              74,511             175,521                218,529              75,618
---------------------- ------------------- ------------------- ---------------------- ------------------- ----------------------
             22,594                774,379              74,511             175,521                420,886             377,198
---------------------- ------------------- ------------------- ---------------------- ------------------- ----------------------
         26,881,903             52,534,878           1,153,467           1,090,653              2,943,481           2,897,278
---------------------- ------------------- ------------------- ---------------------- ------------------- ----------------------
         26,904,497             53,309,257           1,227,978           1,266,174              3,364,367           3,274,476
---------------------- ------------------- ------------------- ---------------------- ------------------- ----------------------
       $ 25,581,527           $ 54,071,093         $ 1,317,797         $ 1,230,024            $ 4,319,381         $ 2,938,552
====================== =================== =================== ====================== =================== ======================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                             MIST MET/FRANKLIN
                                            TEMPLETON FOUNDING            MIST DREMAN     MIST MET/TEMPLETON     MIST LOOMIS SAYLES
                                                      STRATEGY        SMALL CAP VALUE     INTERNATIONAL BOND         GLOBAL MARKETS
                                           INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION    INVESTMENT DIVISION
                                           ---------------------- ---------------------- ---------------------- -------------------
INVESTMENT INCOME:
     Dividends                                            $ --               $ 33,568                $ 9,996              $ 138,150
                                           ---------------------- ---------------------- ---------------------- -------------------
EXPENSES:
     Mortality and expense risk and
        other charges                                  569,267                 59,590                 22,312                 64,842
     Administrative charges                            134,719                 14,324                  5,357                 15,420
                                           ---------------------- ---------------------- ---------------------- -------------------
        Total expenses                                 703,986                 73,914                 27,669                 80,262
                                           ---------------------- ---------------------- ---------------------- -------------------
           Net investment income (loss)               (703,986)               (40,346)               (17,673)                57,888
                                           ---------------------- ---------------------- ---------------------- -------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                           192                     --                    489                     --
     Realized gains (losses) on sale of
        investments                                    921,182                 14,535                  7,194                108,798
                                           ---------------------- ---------------------- ---------------------- -------------------
           Net realized gains (losses)                 921,374                 14,535                  7,683                108,798
                                           ---------------------- ---------------------- ---------------------- -------------------
     Change in unrealized gains (losses)
        on investments                               4,426,690              1,281,581                224,095              1,236,521
                                           ---------------------- ---------------------- ---------------------- -------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                  5,348,064              1,296,116                231,778              1,345,319
                                           ---------------------- ---------------------- ---------------------- -------------------
     Net increase (decrease) in net assets
        resulting from operations                  $ 4,644,078            $ 1,255,770              $ 214,105            $ 1,403,207
                                           ====================== ====================== ====================== ===================

(a) For the period May 3, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

           MIST MFS
   EMERGING MARKETS         MIST PIONEER     MIST MORGAN STANLEY           MIST MET/EATON       AMERICAN FUNDS       AMERICAN FUNDS
             EQUITY     STRATEGIC INCOME          MID CAP GROWTH      VANCE FLOATING RATE               GROWTH        GROWTH-INCOME
INVESTMENT DIVISION  INVESTMENT DIVISION INVESTMENT DIVISION (a)  INVESTMENT DIVISION (a)  INVESTMENT DIVISION  INVESTMENT DIVISION
-------------------- ------------------- ------------------------ ------------------------ -------------------- --------------------
          $ 161,354            $ 671,285                    $ --                     $ --          $ 7,272,204         $ 10,161,823
-------------------- ------------------- ------------------------ ------------------------ -------------------- --------------------
            195,817              200,572               2,301,508                    3,150           12,465,906            8,225,966
             47,774               47,349                 479,553                      750            2,417,895            1,591,994
-------------------- ------------------- ------------------------ ------------------------ -------------------- --------------------
            243,591              247,921               2,781,061                    3,900           14,883,801            9,817,960
-------------------- ------------------- ------------------------ ------------------------ -------------------- --------------------
            (82,237)             423,364              (2,781,061)                  (3,900)          (7,611,597)             343,863
-------------------- ------------------- ------------------------ ------------------------ -------------------- --------------------
                 --                   --                      --                       --                   --                   --
             58,220               41,477                 363,970                      568           (7,968,450)          (3,955,205)
-------------------- ------------------- ------------------------ ------------------------ -------------------- --------------------
             58,220               41,477                 363,970                      568           (7,968,450)          (3,955,205)
-------------------- ------------------- ------------------------ ------------------------ -------------------- --------------------
          5,002,134            1,280,668              59,763,903                   27,564          178,079,413           69,327,843
-------------------- ------------------- ------------------------ ------------------------ -------------------- --------------------
          5,060,354            1,322,145              60,127,873                   28,132          170,110,963           65,372,638
-------------------- ------------------- ------------------------ ------------------------ -------------------- --------------------
        $ 4,978,117          $ 1,745,509            $ 57,346,812                 $ 24,232        $ 162,499,366         $ 65,716,501
==================== =================== ======================== ======================== ==================== ====================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONCLUDED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                                                               AMERICAN FUNDS
                                                                                 GLOBAL SMALL         AMERICAN FUNDS
                                                                               CAPITALIZATION                   BOND
                                                                          INVESTMENT DIVISION    INVESTMENT DIVISION
                                                                          ---------------------- ----------------------
INVESTMENT INCOME:
      Dividends                                                                   $ 9,689,743            $ 4,352,923
                                                                          ---------------------- ----------------------
EXPENSES:
      Mortality and expense risk and other charges                                  6,862,832              1,866,010
      Administrative charges                                                        1,326,960                356,868
                                                                          ---------------------- ----------------------
        Total expenses                                                              8,189,792              2,222,878
                                                                          ---------------------- ----------------------
           Net investment income (loss)                                             1,499,951              2,130,045
                                                                          ---------------------- ----------------------
NET REALIZED AND CHANGE IN UNREALIZED GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                                                          --                     --
      Realized gains (losses) on sale of investments                               (6,774,900)              (844,224)
                                                                          ---------------------- ----------------------
           Net realized gains (losses)                                             (6,774,900)              (844,224)
                                                                          ---------------------- ----------------------
      Change in unrealized gains (losses) on investments                          112,995,770              5,723,309
                                                                          ---------------------- ----------------------
      Net realized and change in unrealized gains (losses) on investments         106,220,870              4,879,085
                                                                          ---------------------- ----------------------
      Net increase (decrease) in net assets resulting from operations           $ 107,720,821            $ 7,009,130
                                                                          ====================== ======================

(a) For the period May 3, 2010 to December 31, 2010.

The accompanying notes are an integral part of these financial statements.

                     This page is intentionally left blank.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                              MSF BLACKROCK                           MSF BLACKROCK
                                                DIVERSIFIED                       AGGRESSIVE GROWTH       MSF METLIFE STOCK INDEX
                                        INVESTMENT DIVISION                     INVESTMENT DIVISION           INVESTMENT DIVISION
                                    --------------------------------- ----------------------------- -----------------------------
                                               2010    2009                    2010           2009           2010           2009
                                    ---------------- ---------------- -------------- -------------- -------------- --------------
INCREASE (DECREASE) IN
  NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $     4,514,459  $  26,780,755    $  (5,510,351) $  (4,193,982) $   10,445,109 $   28,310,848
  Net realized gains (losses)            (9,782,726)   (27,295,399)       4,319,375     (9,197,969)    (21,168,149)   (36,340,459)
  Change in unrealized gains
     (losses) on investments             60,316,562    101,265,748       63,074,955    169,707,893     325,617,850    486,063,480
                                    ---------------- ---------------- -------------- -------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from operations                   55,048,295    100,751,104       61,883,979    156,315,942     314,894,810    478,033,869
                                    ---------------- ---------------- -------------- -------------- -------------- --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                13,852,141     16,335,180       19,725,319     17,228,337     199,543,669    180,626,572
  Net transfers (including
     fixed account)                     (19,569,715)   (32,507,255)     (14,009,650)    (5,877,760)    (34,907,183)   (60,553,866)
  Contract charges                         (288,638)      (270,790)        (312,872)      (182,768)     (4,104,734)    (2,796,751)
  Transfers for contract benefits
     and terminations                   (77,379,956)   (71,821,485)     (40,327,643)   (32,346,003)   (222,486,830)  (180,013,656)
                                    ---------------- ---------------- -------------- -------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting from
       contract transactions            (83,386,168)   (88,264,350)     (34,924,846)   (21,178,194)    (61,955,078)   (62,737,701)
                                    ---------------- ---------------- -------------- -------------- -------------- --------------
     Net increase (decrease)
       in net assets                    (28,337,873)    12,486,754       26,959,133    135,137,748     252,939,732    415,296,168
NET ASSETS:
  Beginning of year                     732,160,930    719,674,176      479,958,097    344,820,349   2,393,363,534  1,978,067,366
                                    ---------------- ---------------- -------------- -------------- -------------- --------------
  End of year                       $ 703,823,057    $ 732,160,930    $ 506,917,230  $ 479,958,097  $2,646,303,266 $2,393,363,534
                                    ================ ================ ============== ============== ============== ==============

(a) Commenced on November 7, 2008 and began transactions in 2009.

(b) For the period May 4, 2009 to December 31, 2009.

(c) For the period October 15, 2009 to December 31, 2009.

(d) For the period May 3, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                       MSF T. ROWE PRICE SMALL CAP
   MSF ARTIO INTERNATIONAL STOCK                            GROWTH     MSF OPPENHEIMER GLOBAL EQUITY                MSF MFS VALUE
             INVESTMENT DIVISION               INVESTMENT DIVISION               INVESTMENT DIVISION          INVESTMENT DIVISION
----------------------------------- --------------------------------- ------------------------------- ---------------------------
           2010             2009             2010             2009             2010             2009           2010         2009
------------------ ---------------- ---------------- ---------------- ---------------- -------------- -------------- ------------
    $   462,436    $  (1,138,970)   $  (2,570,350)   $  (1,451,553)   $     400,332    $   1,825,559  $      84,016  $ (2,780,417)
     (4,928,490)     (10,263,412)       2,234,083         (283,453)         717,448       (4,216,408)    (3,371,173)  (11,256,625)
     14,916,195       45,278,055       64,165,490       51,263,981       27,084,280       53,877,760     28,930,431    53,060,597
------------------ ---------------- ---------------- ---------------- ---------------- -------------- -------------- ------------
     10,450,141       33,875,673       63,829,223       49,528,975       28,202,060       51,486,911     25,643,274    39,023,555
------------------ ---------------- ---------------- ---------------- ---------------- -------------- -------------- ------------
      9,449,836       10,759,137       16,008,375       10,759,005       17,523,370       14,818,522     20,011,591    17,653,655
     (4,798,609)      (6,623,129)      18,356,933       (1,125,037)       2,998,528         (847,690)     9,055,426    (5,327,297)
       (338,634)        (266,587)        (278,052)        (142,126)        (375,512)        (211,788)      (543,261)     (370,716)
    (15,468,031)     (12,222,483)     (18,003,923)     (11,666,287)     (15,921,370)     (11,763,823)   (23,388,867)  (18,027,426)
------------------ ---------------- ---------------- ---------------- ---------------- -------------- -------------- ------------
    (11,155,438)      (8,353,062)      16,083,333       (2,174,445)       4,225,016        1,995,221      5,134,889    (6,071,784)
------------------ ---------------- ---------------- ---------------- ---------------- -------------- -------------- ------------
       (705,297)      25,522,611       79,912,556       47,354,530       32,427,076       53,482,132     30,778,163    32,951,771
    197,024,423      171,501,812      184,207,700      136,853,170      190,851,984      137,369,852    249,421,604   216,469,833
------------------ ---------------- ---------------- ---------------- ---------------- -------------- -------------- ------------
  $ 196,319,126    $ 197,024,423    $ 264,120,256    $ 184,207,700    $ 223,279,060    $ 190,851,984  $ 280,199,767  $249,421,604
================== ================ ================ ================ ================ ============== ============== ============

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                MSF NEUBERGER BERMAN                 MSF T. ROWE PRICE        MSF BARCLAYS CAPITAL
                                                       MID CAP VALUE                  LARGE CAP GROWTH        AGGREGATE BOND INDEX
                                                 INVESTMENT DIVISION               INVESTMENT DIVISION         INVESTMENT DIVISION
                                    ----------------------------------- ------------------------------- --------------------------
                                               2010             2009             2010             2009          2010         2009
                                    ------------------ ---------------- ---------------- -------------- ------------- ------------
INCREASE (DECREASE) IN
  NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)         $ (2,420,888)   $     382,562    $  (1,981,294)   $  (1,216,238) $  21,660,262 $ 33,931,431
  Net realized gains (losses)            (2,402,496)     (20,702,138)       1,249,987       (3,596,843)     2,835,526    1,796,548
  Change in unrealized gains
     (losses) on investments            103,216,633      144,169,753       27,301,732       59,051,044     15,979,178   (7,818,868)
                                    ------------------ ---------------- ---------------- -------------- ------------- ------------
     Net increase (decrease)
       in net assets resulting
       from operations                   98,393,249      123,850,177       26,570,425       54,237,963     40,474,966   27,909,111
                                    ------------------ ---------------- ---------------- -------------- ------------- ------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                36,760,842       26,609,064        6,435,128        8,557,631    159,096,388  127,087,772
  Net transfers (including
     fixed account)                      11,544,351      (16,448,938)      (5,289,831)         520,030     39,735,514   52,089,008
  Contract charges                         (998,874)        (702,012)        (336,637)        (290,588)    (3,091,065)  (1,836,648)
  Transfers for contract benefits
     and terminations                   (34,092,046)     (21,928,750)     (15,183,043)     (11,300,585)   (83,568,528) (65,446,098)
                                    ------------------ ---------------- ---------------- -------------- ------------- ------------
     Net increase (decrease)
       in net assets resulting from
       contract transactions             13,214,273      (12,470,636)     (14,374,383)      (2,513,512)    112,172,309  111,894,034
                                    ------------------ ---------------- ---------------- -------------- ------------- ------------
     Net increase (decrease)
       in net assets                    111,607,522      111,379,541       12,196,042       51,724,451     152,647,275  139,803,145
NET ASSETS:
  Beginning of year                     394,081,513      282,701,972      183,761,502      132,037,051     901,723,219  761,920,074
                                    ------------------ ---------------- ---------------- -------------- -------------- ------------
  End of year                       $ 505,689,035      $ 394,081,513    $ 195,957,544    $ 183,761,502  $1,054,370,494 $901,723,219
                                    ================== ================ ================ ============== ============== ============

(a) Commenced on November 7, 2008 and began transactions in 2009.

(b) For the period May 4, 2009 to December 31, 2009.

(c) For the period October 15, 2009 to December 31, 2009.

(d) For the period May 3, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

   MSF MORGAN STANLEY EAFE INDEX            MSF RUSSELL 2000 INDEX            MSF JENNISON GROWTH MSF NEUBERGER BERMAN GENESIS
             INVESTMENT DIVISION               INVESTMENT DIVISION            INVESTMENT DIVISION          INVESTMENT DIVISION
----------------------------------- --------------------------------- --------------------------- -------------------------------
           2010             2009             2010             2009            2010          2009           2010           2009
------------------ ---------------- ---------------- ---------------- ------------- ------------- ---------------- --------------
    $ 5,327,302    $   9,631,046    $    (646,144)   $   1,216,730    $   (456,790) $   (419,798) $  (2,215,160)   $   (679,672)
       (356,109)      (3,708,509)      (1,204,673)      (4,862,820)        120,122      (919,614)   (20,723,045)    (28,439,173)
     25,732,016       81,435,195       59,052,489       49,220,895       6,511,803    13,192,486     71,460,191      55,913,071
------------------ ---------------- ---------------- ---------------- ------------- ------------- ---------------- --------------
     30,703,209       87,357,732       57,201,672       45,574,805       6,175,135    11,853,074     48,521,986      26,794,226
------------------ ---------------- ---------------- ---------------- ------------- ------------- ---------------- --------------
     51,183,433       48,453,032       18,820,358       19,951,839      10,136,094     6,042,188      9,946,475      10,863,405
      5,640,675      (15,428,451)      (6,521,891)      (5,763,120)      7,197,883     8,753,209    (13,934,671)    (10,928,900)
     (1,247,396)        (866,641)        (520,718)        (368,330)       (158,723)      (58,066)      (427,688)       (431,619)
    (31,327,092)     (21,923,010)     (19,167,652)     (13,318,893)     (3,530,419)   (2,396,954)   (25,277,773)    (19,933,132)
------------------ ---------------- ---------------- ---------------- ------------- ------------- ---------------- --------------
     24,249,620       10,234,930       (7,389,903)         501,496      13,644,835    12,340,377    (29,693,657)    (20,430,246)
------------------ ---------------- ---------------- ---------------- ------------- ------------- ---------------- --------------
     54,952,829       97,592,662       49,811,769       46,076,301      19,819,970    24,193,451     18,828,329       6,363,980
    407,182,564      309,589,902      230,205,898      184,129,597      48,019,094    23,825,643    265,456,589     259,092,609
------------------ ---------------- ---------------- ---------------- ------------- ------------- ---------------- --------------
  $ 462,135,393    $ 407,182,564    $ 280,017,667    $ 230,205,898    $ 67,839,064  $ 48,019,094  $ 284,284,918    $265,456,589
================== ================ ================ ================ ============= ============= ================ ==============

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                                                  MSF LOOMIS SAYLES
                                     MSF METLIFE MID CAP STOCK INDEX               SMALL CAP GROWTH MSF BLACKROCK LARGE CAP VALUE
                                                 INVESTMENT DIVISION            INVESTMENT DIVISION           INVESTMENT DIVISION
                                    ----------------------------------- --------------------------- ------------------------------
                                               2010             2009            2010          2009           2010            2009
                                    ------------------ ---------------- ------------- ------------- ---------------- -------------
INCREASE (DECREASE) IN
  NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)         $ (1,381,765)   $     953,223    $   (480,045) $   (388,243) $    (780,646)   $     62,205
  Net realized gains (losses)               102,320          976,931      (1,044,946)   (2,489,658)    (3,801,296)     (7,482,611)
  Change in unrealized gains
     (losses) on investments             79,657,136       81,009,279      11,610,770    10,863,194     18,604,231      24,143,280
                                    ------------------ ---------------- ------------- ------------- ---------------- -------------
     Net increase (decrease)
       in net assets resulting
       from operations                   78,377,691       82,939,433      10,085,779     7,985,293     14,022,289      16,722,874
                                    ------------------ ---------------- ------------- ------------- ---------------- -------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                36,548,842       33,869,729       1,349,437     2,222,911     20,692,506      21,073,061
  Net transfers (including
     fixed account)                      (9,712,779)     (12,085,856)       (934,056)      451,188      1,496,954       3,924,438
  Contract charges                         (891,948)        (564,590)        (81,594)      (64,521)      (655,020)       (456,522)
  Transfers for contract benefits
     and terminations                   (27,182,635)     (16,902,902)     (2,993,201)   (1,952,771)   (11,469,333)     (9,463,444)
                                    ------------------ ---------------- ------------- ------------- ---------------- -------------
     Net increase (decrease)
       in net assets resulting from
       contract transactions             (1,238,520)       4,316,381      (2,659,414)      656,807     10,065,107      15,077,533
                                    ------------------ ---------------- ------------- ------------- ---------------- -------------
     Net increase (decrease)
       in net assets                     77,139,171       87,255,814       7,426,365     8,642,100     24,087,396      31,800,407
NET ASSETS:
  Beginning of year                     319,741,957      232,486,143      36,176,490    27,534,390    171,711,377     139,910,970
                                    ------------------ ---------------- ------------- ------------- ---------------- -------------
  End of year                         $ 396,881,128    $ 319,741,957    $ 43,602,855  $ 36,176,490  $ 195,798,773    $171,711,377
                                    ================== ================ ============= ============= ================ =============

(a) Commenced on November 7, 2008 and began transactions in 2009.

(b) For the period May 4, 2009 to December 31, 2009.

(c) For the period October 15, 2009 to December 31, 2009.

(d) For the period May 3, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

       MSF BLACKROCK BOND INCOME      MSF BLACKROCK MONEY MARKET MSF DAVIS VENTURE VALUE       MSF LOOMIS SAYLES SMALL CAP CORE
             INVESTMENT DIVISION             INVESTMENT DIVISION     INVESTMENT DIVISION                    INVESTMENT DIVISION
----------------------------------- ---------------------------- ----------------------- --------- -------------------------------
           2010             2009             2010          2009           2010      2009                    2010           2009
------------------ ---------------- -------------- ------------- ---------------- ---------------- ---------------- --------------
 $   11,883,376    $  23,120,530    $  (1,071,086) $   (968,283) $  (2,246,214)   $     218,777    $  (1,719,901)   $ (1,319,069)
         18,060       (3,553,898)              --            --        709,689       (8,155,901)      (2,686,986)     (6,979,260)
     18,271,338       11,966,595               --            --     56,902,615      121,363,847       37,222,601      38,235,027
------------------ ---------------- -------------- ------------- ---------------- ---------------- ---------------- --------------
     30,172,774       31,533,227       (1,071,086)     (968,283)    55,366,090      113,426,723       32,815,714      29,936,698
------------------ ---------------- -------------- ------------- ---------------- ---------------- ---------------- --------------
     52,020,920       29,417,093        6,382,984    12,351,709     63,113,060       46,794,689       11,338,127      11,983,202
     23,630,544          108,798        6,166,192    (6,372,063)    13,695,217        3,311,328       (8,066,883)       (727,911)
       (886,856)        (580,519)        (416,922)     (295,289)    (1,564,211)      (1,074,965)        (402,418)       (297,840)
    (47,062,031)     (42,820,946)     (13,143,423)  (19,948,420)   (40,048,934)     (28,452,805)     (11,556,566)     (8,439,759)
------------------ ---------------- -------------- ------------- ---------------- ---------------- ---------------- --------------
     27,702,577      (13,875,574)      (1,011,169)  (14,264,063)    35,195,132       20,578,247       (8,687,740)      2,517,692
------------------ ---------------- -------------- ------------- ---------------- ---------------- ---------------- --------------
     57,875,351       17,657,653       (2,082,255)  (15,232,346)    90,561,222      134,004,970       24,127,974      32,454,390
    442,133,515      424,475,862       78,480,535    93,712,881    500,253,145      366,248,175      134,569,722     102,115,332
------------------ ---------------- -------------- ------------- ---------------- ---------------- ---------------- --------------
 $  500,008,866    $ 442,133,515    $  76,398,280  $ 78,480,535  $ 590,814,367    $ 500,253,145    $ 158,697,696    $134,569,722
================== ================ ============== ============= ================ ================ ================ ==============

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                                       MSF WESTERN ASSET MANAGEMENT MSF WESTERN ASSET MANAGEMENT
                                       MSF MET/ARTISAN MID CAP VALUE   STRATEGIC BOND OPPORTUNITIES              U.S. GOVERNMENT
                                                 INVESTMENT DIVISION            INVESTMENT DIVISION          INVESTMENT DIVISION
                                    --------------------------------- ----------------------------- -----------------------------
                                               2010             2009           2010           2009           2010           2009
                                    ------------------ -------------- -------------- -------------- ---------------- ------------
INCREASE (DECREASE) IN
  NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $    (1,248,953)   $    (541,895) $  12,330,577   $ 11,436,478  $   2,704,673    $  5,900,203
  Net realized gains (losses)           (11,883,832)     (22,113,686)     1,062,078      1,333,044        675,608        (684,005)
  Change in unrealized gains
     (losses) on investments             39,292,335       83,024,516     14,079,765     45,138,520      5,628,530         416,911
                                    ------------------ -------------- -------------- -------------- ---------------- ------------
     Net increase (decrease)
       in net assets resulting
       from operations                   26,159,550       60,368,935     27,472,420     57,908,042      9,008,811       5,633,109
                                    ------------------ -------------- -------------- -------------- ---------------- ------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                11,111,234       10,770,770      7,181,098      7,514,639     24,020,828      19,828,577
  Net transfers (including
     fixed account)                      (9,631,816)      (9,389,571)    14,579,265     (2,644,775)    12,142,791      16,300,379
  Contract charges                         (370,267)        (328,485)      (613,628)      (545,439)      (706,184)       (470,382)
  Transfers for contract benefits
     and terminations                   (20,183,971)     (14,803,802)   (24,463,267)   (17,935,640)   (21,266,077)    (17,493,208)
                                    ------------------ -------------- -------------- -------------- ---------------- ------------
     Net increase (decrease)
       in net assets resulting from
       contract transactions            (19,074,820)     (13,751,088)    (3,316,532)   (13,611,215)    14,191,358      18,165,366
                                    ------------------ -------------- -------------- -------------- ---------------- ------------
     Net increase (decrease)
       in net assets                      7,084,730       46,617,847     24,155,888     44,296,827     23,200,169      23,798,475
NET ASSETS:
  Beginning of year                     210,520,522      163,902,675    251,254,370    206,957,543    216,669,959     192,871,484
                                    ------------------ -------------- -------------- -------------- ---------------- ------------
  End of year                         $ 217,605,252    $ 210,520,522  $ 275,410,258  $ 251,254,370  $ 239,870,128    $216,669,959
                                    ================== ============== ============== ============== ================ ============

(a) Commenced on November 7, 2008 and began transactions in 2009.

(b) For the period May 4, 2009 to December 31, 2009.

(c) For the period October 15, 2009 to December 31, 2009.

(d) For the period May 3, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                                                                     MSF BLACKROCK                    MSF METLIFE
          MSF FI VALUE LEADERS              MSF MFS TOTAL RETURN           LEGACY LARGE CAP GROWTH        CONSERVATIVE ALLOCATION
           INVESTMENT DIVISION               INVESTMENT DIVISION               INVESTMENT DIVISION            INVESTMENT DIVISION
--------------------------------- --------------------------------- --------------------------------- ---------------------------
          2010            2009             2010             2009             2010             2009             2010         2009
----------------- --------------- ---------------- ---------------- ---------------- ---------------- -------------- ------------
$       91,134    $    808,711    $   2,280,524    $   3,527,472    $  (1,482,376)   $    (853,249)   $   7,738,165   $ 3,605,323
    (3,773,660)     (6,842,506)      (2,022,450)      (5,005,906)         589,751       (2,616,964)       1,589,320        64,497
    12,070,359      17,819,485       11,037,082       20,542,973       21,645,637       32,027,030       20,197,256    35,107,624
----------------- --------------- ---------------- ---------------- ---------------- ---------------- -------------- ------------
     8,387,833      11,785,690       11,295,156       19,064,539       20,753,012       28,556,817       29,524,741    38,777,444
----------------- --------------- ---------------- ---------------- ---------------- ---------------- -------------- ------------
     2,045,366       3,077,208       11,365,512        9,589,818       17,076,573       13,069,160       69,241,656    49,732,173
    (1,468,510)     (2,353,526)      (1,103,966)        (992,056)       4,209,145        9,612,523       69,917,338    57,607,499
      (180,506)       (171,247)        (236,053)        (161,199)        (426,777)        (275,272)      (1,863,311)     (971,971)
    (6,290,996)     (4,560,741)     (12,711,002)     (11,601,570)      (9,189,369)      (7,265,530)     (29,585,393)  (16,237,148)
----------------- --------------- ---------------- ---------------- ---------------- ---------------- -------------- ------------
    (5,894,646)     (4,008,306)      (2,685,509)      (3,165,007)      11,669,572       15,140,881      107,710,290    90,130,553
----------------- --------------- ---------------- ---------------- ---------------- ---------------- -------------- ------------
     2,493,187       7,777,384        8,609,647       15,899,532       32,422,584       43,697,698      137,235,031   128,907,997
    69,067,926      61,290,542      133,692,456      117,792,924      114,584,021       70,886,323      295,306,945   166,398,948
----------------- --------------- ---------------- ---------------- ---------------- ---------------- -------------- ------------
$   71,561,113    $ 69,067,926    $ 142,302,103    $ 133,692,456    $ 147,006,605    $ 114,584,021    $ 432,541,976  $295,306,945
================= =============== ================ ================ ================ ================ ============== ============

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                           MSF METLIFE                                                   MSF METLIFE
                                              CONSERVATIVE TO MODERATE           MSF METLIFE MODERATE         MODERATE TO AGGRESSIVE
                                        ALLOCATION INVESTMENT DIVISION ALLOCATION INVESTMENT DIVISION ALLOCATION INVESTMENT DIVISION
                                    ---------------------------------- ------------------------------ ------------------------------
                                                2010             2009           2010            2009           2010             2009
                                    ----------------- ---------------- -------------- --------------- -------------- ---------------
INCREASE (DECREASE) IN
  NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $     18,757,485  $    10,968,496  $   29,397,961 $   22,081,175  $   12,478,921  $   14,017,923
  Net realized gains (losses)                379,774          792,205      (1,002,375)    17,304,831     (11,069,862)      6,010,166
  Change in unrealized gains
     (losses) on investments              74,956,639      120,163,789     280,212,338    332,438,949     187,492,470     292,333,518
                                    ----------------- ---------------- -------------- --------------- -------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from operations                    94,093,898      131,924,490     308,607,924    371,824,955     188,901,529     312,361,607
                                    ----------------- ---------------- -------------- --------------- -------------- ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                199,008,198      134,605,995     710,843,553    442,235,023     105,894,701     173,148,007
  Net transfers (including
     fixed account)                       98,066,794       79,153,523     247,228,217    181,614,647     (38,343,207)     49,205,326
  Contract charges                        (5,146,378)      (3,029,280)    (15,239,926)    (8,673,720)    (10,114,317)    (8,494,519)
  Transfers for contract benefits
     and terminations                    (60,344,977)     (38,624,653)   (123,335,313)   (75,457,825)    (74,021,751)   (45,304,345)
                                    ----------------- ---------------- -------------- --------------- -------------- ---------------
     Net increase (decrease)
       in net assets resulting from
       contract transactions             231,583,637      172,105,585     819,496,531    539,718,125     (16,584,574)    168,554,469
                                    ----------------- ---------------- -------------- --------------- -------------- ---------------
     Net increase (decrease)
       in net assets                     325,677,535      304,030,075   1,128,104,455    911,543,080     172,316,955     480,916,076
NET ASSETS:
  Beginning of year                      811,434,046      507,403,971   2,125,104,855  1,213,561,775   1,456,360,305     975,444,229
                                    ----------------- ---------------- -------------- --------------- -------------- ---------------
  End of year                       $  1,137,111,581  $   811,434,046  $3,253,209,310 $2,125,104,855  $1,628,677,260 $1,456,360,305
                                    ================= ================ ============== =============== ============== ===============

(a) Commenced on November 7, 2008 and began transactions in 2009.

(b) For the period May 4, 2009 to December 31, 2009.

(c) For the period October 15, 2009 to December 31, 2009.

(d) For the period May 3, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                             MSF MET/DIMENSIONAL                    MSF VAN ECK
MSF METLIFE AGGRESSIVE ALLOCATION    INTERNATIONAL SMALL COMPANY       GLOBAL NATURAL RESOURCES              MSF ZENITH EQUITY
              INVESTMENT DIVISION            INVESTMENT DIVISION            INVESTMENT DIVISION            INVESTMENT DIVISION
------------------------------------ ------------------------------ ------------------------------ ------------------------------
           2010              2009           2010         2009 (a)           2010        2009 (b)           2010           2009
------------------ ----------------- -------------- --------------- --------------- -------------- --------------- --------------
$      (195,304)   $      564,220    $    (1,928)   $     (4,568)   $   (137,446)   $   (17,192)   $    207,659    $ 3,523,590
     (1,521,368)       (3,858,892)        99,226          10,224         692,754            943      (4,427,478)     3,636,448
     14,171,000        21,549,168        441,874         104,460       4,578,050        464,183      13,668,268     12,585,843
------------------ ----------------- -------------- --------------- --------------- -------------- --------------- --------------
     12,454,328        18,254,496        539,172         110,116       5,133,358        447,934       9,448,449     19,745,881
------------------ ----------------- -------------- --------------- --------------- -------------- --------------- --------------
     13,796,302        13,747,320      1,223,879         665,985       9,680,033      3,612,069         809,045        942,129
        372,106           187,446        590,627         318,020       4,579,076      1,564,788      (1,636,802)    (2,899,710)
       (260,360)         (230,241)       (10,719)             --         (76,312)            --         (93,993)      (104,407)
     (4,742,412)       (3,607,589)       (67,456)         (6,842)       (229,383)       (10,865)    (12,659,622)   (10,989,048)
------------------ ----------------- -------------- --------------- --------------- -------------- --------------- --------------
      9,165,636        10,096,936      1,736,331         977,163      13,953,414      5,165,992     (13,581,372)   (13,051,036)
------------------ ----------------- -------------- --------------- --------------- -------------- --------------- --------------
     21,619,964        28,351,432      2,275,503       1,087,279      19,086,772      5,613,926      (4,132,923)     6,694,845
     82,882,515        54,531,083      1,087,279              --       5,613,926             --      85,598,366     78,903,521
------------------ ----------------- -------------- --------------- --------------- -------------- --------------- --------------
$   104,502,479    $   82,882,515    $ 3,362,782    $  1,087,279    $ 24,700,698    $ 5,613,926    $ 81,465,443    $85,598,366
================== ================= ============== =============== =============== ============== =============== ==============

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                         FIDELITY VIP MONEY MARKET      FIDELITY VIP EQUITY-INCOME           FIDELITY VIP GROWTH
                                               INVESTMENT DIVISION             INVESTMENT DIVISION           INVESTMENT DIVISION
                                    --------------------------------- ------------------------------- -----------------------------
                                              2010            2009            2010            2009            2010          2009
                                    ----------------- --------------- --------------- --------------- --------------- -------------
INCREASE (DECREASE) IN
  NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)       $    (151,091)   $    (34,453)   $    667,143     $   968,718    $   (530,689)   $   (335,614)
  Net realized gains (losses)                8,110              --      (3,399,915)     (7,011,086)     (1,747,215)     (3,358,483)
  Change in unrealized gains
     (losses) on investments                    --              --      14,153,055      25,959,374      19,174,195       20,637,757
                                    ----------------- --------------- --------------- --------------- --------------- -------------
     Net increase (decrease)
       in net assets resulting
       from operations                    (142,981)        (34,453)     11,420,283      19,917,006      16,896,291       16,943,660
                                    ----------------- --------------- --------------- --------------- --------------- -------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               94,396,891       4,165,125       2,662,345       2,875,124       2,733,475        3,186,635
  Net transfers (including
     fixed account)                    (94,346,805)       (430,186)     (1,531,810)     (2,824,716)     (2,592,987)     (2,932,105)
  Contract charges                              --              --         (23,149)        (24,868)         (3,704)         (4,494)
  Transfers for contract benefits
     and terminations                   (3,294,615)     (2,884,436)     (9,829,871)     (8,062,400)     (6,553,193)     (4,375,631)
                                    ----------------- --------------- --------------- --------------- --------------- -------------
     Net increase (decrease)
       in net assets resulting from
       contract transactions            (3,244,529)        850,503      (8,722,485)     (8,036,860)     (6,416,409)     (4,125,595)
                                    ----------------- --------------- --------------- --------------- --------------- -------------
     Net increase (decrease)
       in net assets                    (3,387,510)        816,050       2,697,798      11,880,146      10,479,882       12,818,065
NET ASSETS:
  Beginning of year                     15,639,330      14,823,280      88,951,615      77,071,469      78,687,001       65,868,936
                                    ----------------- --------------- --------------- --------------- --------------- -------------
  End of year                       $   12,251,820    $ 15,639,330    $ 91,649,413    $ 88,951,615    $ 89,166,883    $  78,687,001
                                    ================= =============== =============== =============== =============== =============

(a) Commenced on November 7, 2008 and began transactions in 2009.

(b) For the period May 4, 2009 to December 31, 2009.

(c) For the period October 15, 2009 to December 31, 2009.

(d) For the period May 3, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

FIDELITY VIP INVESTMENT GRADE BOND    FIDELITY VIP FUNDSMANAGER 60%        CALVERT VP SRI BALANCED CALVERT VP SRI MID CAP GROWTH
               INVESTMENT DIVISION              INVESTMENT DIVISION            INVESTMENT DIVISION           INVESTMENT DIVISION
------------------------------------- -------------------------------- --------------------------- ------------------------------
          2010                2009            2010          2009 (c)           2010          2009          2010             2009
----------------- ------------------- --------------- ---------------- ------------- ------------- --------------- --------------
$      572,208    $      1,488,904    $    241,361    $       2,153    $    142,141  $    447,308  $    (97,809)   $     (74,088)
       371,896               3,292         244,555              200        (685,900)   (1,511,050)      110,586         (103,621)
       525,375           1,051,355       7,448,599           (3,414)      5,550,635    10,250,596     2,821,839        2,401,762
----------------- ------------------- --------------- ---------------- ------------- ------------- --------------- --------------
     1,469,479           2,543,551       7,934,515           (1,061)      5,006,876     9,186,854     2,834,616        2,224,053
----------------- ------------------- --------------- ---------------- ------------- ------------- --------------- --------------
     1,784,716           1,701,633         154,271               --       3,234,117     3,208,943       632,519          700,463
       294,062           1,615,218      92,253,872          250,003      (1,589,620)   (1,162,268)      (36,204)        (270,894)
        (1,605)             (1,799)             --               --         (12,934)      (10,597)       (1,773)          (1,787)
    (3,050,964)         (1,562,594)       (958,093)              --      (3,180,201)   (3,440,633)     (583,359)        (578,237)
----------------- ------------------- --------------- ---------------- ------------- ------------- --------------- --------------
      (973,791)          1,752,458      91,450,050          250,003      (1,548,638)   (1,404,555)       11,183         (150,455)
----------------- ------------------- --------------- ---------------- ------------- ------------- --------------- --------------
       495,688           4,296,009      99,384,565          248,942       3,458,238     7,782,299     2,845,799        2,073,598
    21,659,031          17,363,022         248,942               --      47,408,049    39,625,750     9,388,607        7,315,009
----------------- ------------------- --------------- ---------------- ------------- ------------- --------------- --------------
$   22,154,719    $     21,659,031    $ 99,633,507    $     248,942    $ 50,866,287  $ 47,408,049  $ 12,234,406    $   9,388,607
================= =================== =============== ================ ============= ============= =============== ==============

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                                                    MIST MFS RESEARCH
                                     MIST LORD ABBETT BOND DEBENTURE                    INTERNATIONAL  MIST T. ROWE PRICE MID CAP
                                                 INVESTMENT DIVISION              INVESTMENT DIVISION  GROWTH INVESTMENT DIVISION
                                    ----------------------------------- ----------------------------- ---------------------------
                                               2010             2009             2010           2009           2010         2009
                                    ------------------ ---------------- -------------- -------------- -------------- ------------
INCREASE (DECREASE) IN
  NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)         $ 13,400,996    $  12,413,246     $  1,321,741  $   3,896,086  $  (2,819,703)  $(1,927,849)
  Net realized gains (losses)             1,073,013       (2,595,113)     (11,417,961)   (15,063,208)       291,154    (7,327,964)
  Change in net unrealized gains
     (losses) on investments             15,344,333       53,501,077       32,690,397     67,514,057     55,974,973    63,017,056
                                    ------------------ ---------------- -------------- -------------- -------------- ------------
     Net increase (decrease)
       in net assets resulting
       from operations                   29,818,342       63,319,210       22,594,177     56,346,935     53,446,424    53,761,243
                                    ------------------ ---------------- -------------- -------------- -------------- ------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                21,861,665       17,737,152       22,637,792     24,797,654     33,065,062    22,796,120
  Net transfers (including
     fixed account)                       9,744,111       19,934,290      (14,428,774)    (5,633,444)     7,612,076     7,208,374
  Contract charges                         (730,567)        (479,112)        (723,632)      (539,382)      (708,168)     (397,652)
  Transfers for contract benefits
     and terminations                   (23,041,530)     (18,825,136)     (17,194,311)   (13,696,821)   (15,568,222)   (9,620,124)
                                    ------------------ ---------------- -------------- -------------- -------------- ------------
     Net increase (decrease)
       in net assets resulting from
       capital transactions               7,833,679       18,367,194       (9,708,925)     4,928,007     24,400,748    19,986,718
                                    ------------------ ---------------- -------------- -------------- -------------- ------------
     Net increase (decrease)
       in net assets                     37,652,021       81,686,404       12,885,252     61,274,942     77,847,172    73,747,961
NET ASSETS:
  Beginning of year                     257,209,965      175,523,561      245,592,968    184,318,026    191,894,410   118,146,449
                                    ------------------ ---------------- -------------- -------------- -------------- ------------
  End of year                         $ 294,861,986    $257,209,965      $258,478,220  $ 245,592,968  $ 269,741,582  $191,894,410
                                    ================== ================ ============== ============== ============== ============

(a) Commenced on November 7, 2008 and began transactions in 2009.

(b) For the period May 4, 2009 to December 31, 2009.

(c) For the period October 15, 2009 to December 31, 2009.

(d) For the period May 3, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

          MIST PIMCO TOTAL RETURN               MIST RCM TECHNOLOGY          MIST LAZARD MID CAP MIST INVESCO SMALL CAP GROWTH
              INVESTMENT DIVISION               INVESTMENT DIVISION          INVESTMENT DIVISION           INVESTMENT DIVISION
------------------------------------ ------------------------------- --------------------------- --------------------------------
            2010             2009             2010             2009          2010          2009          2010             2009
------------------- ---------------- ---------------- -------------- ------------- ------------- --------------- ----------------
$     19,239,645    $  32,502,708    $  (1,609,346)   $  (1,036,390) $   (214,510) $    (50,342) $   (421,859)   $    (314,728)
       7,447,473       23,228,942       (1,369,845)      (5,709,756)   (1,666,941)   (3,827,519)     (525,750)      (1,472,153)
      27,152,115       32,277,919       32,648,128       42,629,160    12,803,005    16,677,875     7,832,883        8,624,222
------------------- ---------------- ---------------- -------------- ------------- ------------- --------------- ----------------
      53,839,233       88,009,569       29,668,937       35,883,014    10,921,554    12,800,014     6,885,274        6,837,341
------------------- ---------------- ---------------- -------------- ------------- ------------- --------------- ----------------
     175,008,002      102,896,594       12,423,409        9,801,388     4,356,820     4,251,844     2,697,542        2,926,804
     146,399,976      115,610,316        4,154,388       20,770,695     1,355,165      (727,826)   (2,972,174)       2,725,729
      (3,004,374)      (1,381,439)        (363,380)        (199,350)     (161,060)     (114,090)     (102,250)         (66,594)
     (69,566,031)     (47,177,184)      (9,023,144)      (5,066,442)   (4,142,484)   (2,834,473)   (2,505,609)      (1,576,070)
------------------- ---------------- ---------------- -------------- ------------- ------------- --------------- ----------------
     248,837,573      169,948,287        7,191,273       25,306,291     1,408,441       575,455    (2,882,491)       4,009,869
------------------- ---------------- ---------------- -------------- ------------- ------------- --------------- ----------------
     302,676,806      257,957,856       36,860,210       61,189,305    12,329,995    13,375,469     4,002,783       10,847,210
     745,981,638      488,023,782      114,450,499       53,261,194    49,807,030    36,431,561    30,768,907       19,921,697
------------------- ---------------- ---------------- -------------- ------------- ------------- --------------- ----------------
$  1,048,658,444    $ 745,981,638    $ 151,310,709    $ 114,450,499  $ 62,137,025  $ 49,807,030  $ 34,771,690    $  30,768,907
=================== ================ ================ ============== ============= ============= =============== ================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                                                  MIST OPPENHEIMER MIST LEGG MASON CLEARBRIDGE
                                    MIST HARRIS OAKMARK INTERNATIONAL         CAPITAL APPRECIATION           AGGRESSIVE GROWTH
                                                  INVESTMENT DIVISION          INVESTMENT DIVISION         INVESTMENT DIVISION
                                    ---------------------------------- --------------------------- ------------------------------
                                               2010              2009          2010          2009          2010           2009
                                    ------------------ --------------- ------------- ------------- --------------- --------------
INCREASE (DECREASE) IN
  NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $     2,087,253    $   13,206,089   $  (361,767) $   (364,705) $   (294,997)   $  (213,747)
  Net realized gains (losses)            (5,609,524)      (13,872,934)     (793,451)   (2,231,334)     (768,247)    (1,601,836)
  Change in net unrealized gains
     (losses) on investments             54,709,202        93,466,520     4,872,565    12,376,850     6,050,147      6,788,291
                                    ------------------ --------------- ------------- ------------- --------------- --------------
     Net increase (decrease)
       in net assets resulting
       from operations                   51,186,931        92,799,675     3,717,347     9,780,811     4,986,903      4,972,708
                                    ------------------ --------------- ------------- ------------- --------------- --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                55,684,656        30,553,700     8,087,873     6,208,951     3,827,190      2,155,100
  Net transfers (including
     fixed account)                      35,509,224        26,499,665     1,727,499     4,122,671     1,887,423       (374,129)
  Contract charges                       (1,081,941)         (603,623)     (173,446)      (91,216)      (57,854)       (32,852)
  Transfers for contract benefits
     and terminations                   (23,962,616)      (13,767,842)   (2,360,479)   (1,635,162)   (1,916,298)    (1,286,520)
                                    ------------------ --------------- ------------- ------------- --------------- --------------
     Net increase (decrease)
       in net assets resulting from
       capital transactions              66,149,323        42,681,900     7,281,447     8,605,244     3,740,461        461,599
                                    ------------------ --------------- ------------- ------------- --------------- --------------
     Net increase (decrease)
       in net assets                    117,336,254       135,481,575    10,998,794    18,386,055     8,727,364      5,434,307
NET ASSETS:
  Beginning of year                     304,862,337       169,380,762    38,120,403    19,734,348    21,068,292     15,633,985
                                    ------------------ --------------- ------------- ------------- --------------- --------------
  End of year                       $   422,198,591    $  304,862,337  $ 49,119,197  $ 38,120,403  $ 29,795,656    $21,068,292
                                    ================== =============== ============= ============= =============== ==============

(a) Commenced on November 7, 2008 and began transactions in 2009.

(b) For the period May 4, 2009 to December 31, 2009.

(c) For the period October 15, 2009 to December 31, 2009.

(d) For the period May 3, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

MIST THIRD AVENUE SMALL CAP VALUE    MIST CLARION GLOBAL REAL ESTATE    MIST LEGG MASON VALUE EQUITY         MIST SSGA GROWTH ETF
              INVESTMENT DIVISION                INVESTMENT DIVISION             INVESTMENT DIVISION          INVESTMENT DIVISION
------------------------------------ ---------------------------------- ------------------------------- -------------------------
          2010               2009             2010              2009            2010            2009            2010        2009
----------------- ------------------ ---------------- ----------------- --------------- --------------- ------------- -----------
$       (2,852)   $        (2,804)   $  14,192,568    $    3,233,717    $    164,030    $     41,935    $     90,051  $  (72,262)
       (40,527)           (48,124)      (7,589,978)      (18,040,091)     (1,044,166)     (3,211,469)      1,075,894     (61,526)
     1,603,706          1,578,309       22,351,529        66,807,201       2,673,355       8,675,121       7,513,340   8,773,495
----------------- ------------------ ---------------- ----------------- --------------- --------------- ------------- -----------
     1,560,327          1,527,381       28,954,119        52,000,827       1,793,219       5,505,587       8,679,285   8,639,707
----------------- ------------------ ---------------- ----------------- --------------- --------------- ------------- -----------
     1,470,460          1,391,422       16,901,719        15,437,839       4,515,982       2,796,723      11,647,734  15,361,070
      (417,843)          (166,867)      (3,125,734)       (9,118,515)      3,112,340       1,293,146      12,726,150  24,455,530
       (16,542)           (13,687)        (633,889)         (491,194)        (79,232)        (41,257)       (400,677)    (63,182)
      (319,757)          (135,181)     (15,199,403)      (10,392,599)     (1,913,606)     (1,233,705)     (3,120,829)   (572,429)
----------------- ------------------ ---------------- ----------------- --------------- --------------- ------------- -----------
       716,318          1,075,687       (2,057,307)       (4,564,469)      5,635,484       2,814,907      20,852,378  39,180,989
----------------- ------------------ ---------------- ----------------- --------------- --------------- ------------- -----------
     2,276,645          2,603,068       26,896,812        47,436,358       7,428,703       8,320,494      29,531,663  47,820,696
     7,743,513          5,140,445      201,669,413       154,233,055      22,707,490      14,386,996      54,665,570   6,844,874
----------------- ------------------ ---------------- ----------------- --------------- --------------- ------------- -----------
$   10,020,158    $     7,743,513    $ 228,566,225    $  201,669,413    $ 30,136,193    $ 22,707,490    $ 84,197,233  $54,665,570
================= ================== ================ ================= =============== =============== ============= ===========

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                                                 MIST PIMCO INFLATION
                                     MIST SSGA GROWTH AND INCOME ETF                   PROTECTED BOND            MIST JANUS FORTY
                                                 INVESTMENT DIVISION              INVESTMENT DIVISION         INVESTMENT DIVISION
                                    ----------------------------------- ----------------------------- ---------------------------
                                               2010             2009             2010           2009           2010         2009
                                    ------------------ ---------------- -------------- -------------- -------------- ------------
INCREASE (DECREASE) IN
  NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $      (708,755)   $    (209,011)   $   3,827,409   $  4,847,737   $    991,065  $ (2,848,228)
  Net realized gains (losses)               116,700         (131,935)      10,472,904       (852,318)    (2,325,421)   (4,845,413)
  Change in net unrealized gains
     (losses) on investments             46,487,224       18,801,405        8,009,393     31,700,720     29,106,518    80,966,696
                                    ------------------ ---------------- -------------- -------------- -------------- ------------
     Net increase (decrease)
       in net assets resulting
       from operations                   45,895,169       18,460,459       22,309,706     35,696,139     27,772,162    73,273,055
                                    ------------------ ---------------- -------------- -------------- -------------- ------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               208,565,140       78,074,090       83,479,725     54,912,299     63,143,370    53,894,524
  Net transfers (including
     fixed account)                     153,589,461       78,904,363       66,372,663     62,355,417        155,142    52,919,731
  Contract charges                       (1,980,810)        (176,935)      (1,630,995)      (739,270)    (1,435,148)     (736,624)
  Transfers for contract benefits
     and terminations                    (9,273,469)      (1,434,132)     (25,281,140)   (15,585,833)   (18,120,161)  (10,019,802)
                                    ------------------ ---------------- -------------- -------------- -------------- ------------
     Net increase (decrease)
       in net assets resulting from
       capital transactions             350,900,322      155,367,386      122,940,253    100,942,613     43,743,203    96,057,829
                                    ------------------ ---------------- -------------- -------------- -------------- ------------
     Net increase (decrease)
       in net assets                    396,795,491      173,827,845      145,249,959    136,638,752     71,515,365   169,330,884
NET ASSETS:
  Beginning of year                     182,595,296        8,767,451      322,661,010    186,022,258    309,364,810   140,033,926
                                    ------------------ ---------------- -------------- -------------- -------------- ------------
  End of year                       $   579,390,787    $ 182,595,296    $ 467,910,969  $ 322,661,010  $ 380,880,175  $309,364,810
                                    ================== ================ ============== ============== ============== ============

(a) Commenced on November 7, 2008 and began transactions in 2009.

(b) For the period May 4, 2009 to December 31, 2009.

(c) For the period October 15, 2009 to December 31, 2009.

(d) For the period May 3, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                                                                                           MIST AMERICAN FUNDS
   MIST BLACKROCK LARGE CAP CORE                      VARIABLE B                    VARIABLE C             BALANCED ALLOCATION
             INVESTMENT DIVISION             INVESTMENT DIVISION           INVESTMENT DIVISION             INVESTMENT DIVISION
----------------------------------- ------------------------------- ----------------------------- -------------------------------
           2010             2009            2010            2009           2010           2009             2010           2009
------------------ ---------------- --------------- --------------- -------------- -------------- ---------------- --------------
$       967,145    $   2,442,829    $     64,184    $    106,053    $    12,167    $    14,361    $  (1,062,193)   $ (1,897,602)
    (26,973,460)     (44,987,183)       (894,860)     (1,250,818)       (33,576)      (208,847)         531,199        (402,420)
     93,404,052      139,465,150       2,364,194       3,651,500        140,629        358,311       47,023,020      40,665,645
------------------ ---------------- --------------- --------------- -------------- -------------- ---------------- --------------
     67,397,737       96,920,796       1,533,518       2,506,735        119,220        163,825       46,492,026      38,365,623
------------------ ---------------- --------------- --------------- -------------- -------------- ---------------- --------------
     25,719,963       23,140,190           1,973           1,794             --             --      170,955,523     110,245,829
    (15,767,951)     (22,547,852)             --              --             --             --       67,661,263      62,442,288
       (293,926)        (173,590)             --              --             --             --       (2,349,575)       (601,243)
    (58,835,691)     (47,802,262)     (2,348,069)     (2,218,161)       (71,527)      (310,447)     (11,991,536)     (5,112,682)
------------------ ---------------- --------------- --------------- -------------- -------------- ---------------- --------------
    (49,177,605)     (47,383,514)     (2,346,096)     (2,216,367)       (71,527)      (310,447)     224,275,675     166,974,192
------------------ ---------------- --------------- --------------- -------------- -------------- ---------------- --------------
     18,220,132       49,537,282        (812,578)        290,368         47,693       (146,622)     270,767,701     205,339,815
    639,219,543      589,682,261      15,078,294      14,787,926      1,044,718      1,191,340      269,080,901      63,741,086
------------------ ---------------- --------------- --------------- -------------- -------------- ---------------- --------------
$   657,439,675    $ 639,219,543    $ 14,265,716    $ 15,078,294    $ 1,092,411    $ 1,044,718    $ 539,848,602    $ 269,080,901
================== ================ =============== =============== ============== ============== ================ ==============

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                 MIST AMERICAN FUNDS                                           MIST AMERICAN FUNDS
                                                   GROWTH ALLOCATION       MIST AMERICAN FUNDS GROWTH          MODERATE ALLOCATION
                                                 INVESTMENT DIVISION              INVESTMENT DIVISION          INVESTMENT DIVISION
                                    ----------------------------------- ------------------------------ ---------------------------
                                               2010             2009             2010         2009 (a)          2010         2009
                                    ------------------ ---------------- ---------------- ------------- -------------- ------------
INCREASE (DECREASE) IN
  NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)     $     (1,259,542)   $  (2,562,417)   $  (1,322,970)   $  (265,677)  $     761,836   $(3,299,168)
  Net realized gains (losses)             2,901,779          231,324           22,594              14        774,379      (100,829)
  Change in net unrealized gains
     (losses) on investments             33,173,352       63,675,843       26,881,903       7,000,295     52,534,878    58,690,180
                                    ------------------ ---------------- ---------------- ------------- -------------- ------------
     Net increase (decrease)
       in net assets resulting
       from operations                   34,815,589       61,344,750       25,581,527       6,734,632     54,071,093    55,290,183
                                    ------------------ ---------------- ---------------- ------------- -------------- ------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                25,149,812       60,500,983       78,568,522      43,621,474    205,176,066   147,047,633
  Net transfers (including
     fixed account)                      10,819,336       61,786,117       35,988,154      14,721,162     99,670,190   121,843,010
  Contract charges                       (2,162,316)      (1,216,456)        (692,168)             --     (3,948,995)   (1,269,523)
  Transfers for contract benefits
     and terminations                   (12,814,680)      (4,876,752)      (3,129,572)       (201,254)   (23,518,435)   (8,491,061)
                                    ------------------ ---------------- ---------------- ------------- -------------- ------------
     Net increase (decrease)
       in net assets resulting from
       capital transactions              20,992,152      116,193,892      110,734,936      58,141,382    277,378,826   259,130,059
                                    ------------------ ---------------- ---------------- ------------- -------------- ------------
     Net increase (decrease)
       in net assets                     55,807,741      177,538,642      136,316,463      64,876,014    331,449,919   314,420,242
NET ASSETS:
  Beginning of year                     276,545,341       99,006,699       64,876,014              --    431,332,093   116,911,851
                                    ------------------ ---------------- ---------------- ------------- -------------- ------------
  End of year                       $   332,353,082    $ 276,545,341    $ 201,192,477    $  64,876,014 $  762,782,012 $431,332,093
                                    ================== ================ ================ ============= ============== ============

(a) Commenced on November 7, 2008 and began transactions in 2009.

(b) For the period May 4, 2009 to December 31, 2009.

(c) For the period October 15, 2009 to December 31, 2009.

(d) For the period May 3, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

      MIST AMERICAN FUNDS BOND      MIST MET/TEMPLETON GROWTH    MIST MET/FRANKLIN INCOME       MIST MET/FRANKLIN MUTUAL SHARES
           INVESTMENT DIVISION            INVESTMENT DIVISION         INVESTMENT DIVISION                   INVESTMENT DIVISION
--------------------------------- ------------------------------ ------------------------------ -------------------------------
          2010         2009 (a)           2010           2009            2010        2009                 2010          2009
------------------ --------------- --------------- -------------- --------------- ------------- ----------------- -------------
$       89,819    $    (73,532)   $    (36,150)   $   (68,747)    $   955,014     $   (217,160)   $   (335,924)   $ (134,457)
        74,511           2,321         175,521         70,236         420,886           20,230         377,198        25,384
     1,153,467         457,696       1,090,653      1,775,371       2,943,481        4,472,066       2,897,278     3,013,859
------------------ --------------- --------------- -------------- --------------- ------------- ----------------- -------------
     1,317,797         386,485       1,230,024      1,776,860       4,319,381        4,275,136       2,938,552     2,904,786
------------------ --------------- --------------- -------------- --------------- ------------- ----------------- -------------
    26,050,303      13,771,148       4,277,271      3,057,181      13,700,406        6,804,077       8,942,107     5,302,206
    16,191,510       5,608,652       3,229,863      2,827,470      13,511,076        8,585,239      10,306,906     5,604,534
      (240,968)             --         (63,960)       (14,763)       (174,850)         (58,746)       (132,335)      (33,381)
    (1,128,653)        (61,981)       (630,556)      (223,248)     (2,500,295)        (931,883)     (1,180,859)     (551,744)
------------------ --------------- --------------- -------------- --------------- ------------- ----------------- -------------
    40,872,192      19,317,819       6,812,618      5,646,640      24,536,337       14,398,688      17,935,819    10,321,615
------------------ --------------- --------------- -------------- --------------- ------------- ----------------- -------------
    42,189,989      19,704,304       8,042,642      7,423,500      28,855,718       18,673,824      20,874,371    13,226,401
    19,704,304              --       9,591,357      2,167,857      27,160,816        8,486,992      17,828,821     4,602,420
------------------ --------------- --------------- -------------- --------------- ------------- ----------------- -------------
$   61,894,293    $ 19,704,304    $ 17,633,999    $ 9,591,357    $ 56,016,534    $  27,160,816    $ 38,703,192    $17,828,821
================= =============== =============== ============== =============== ============== ================= =============

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                       MIST MET/FRANKLIN TEMPLETON                                       MIST MET/TEMPLETON
                                                 FOUNDING STRATEGY    MIST DREMAN SMALL CAP VALUE        INTERNATIONAL BOND
                                               INVESTMENT DIVISION            INVESTMENT DIVISION       INVESTMENT DIVISION
                                    --------------------------------- ------------------------------ -------------------------
                                              2010            2009           2010         2009 (a)          2010    2009 (b)
                                    ----------------- --------------- -------------- --------------- -------------- ----------
INCREASE (DECREASE) IN
  NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $     (703,986)   $   (463,119)   $   (40,346)   $    (10,620)   $   (17,673)    $(1,811)
  Net realized gains (losses)              921,374         179,768         14,535           4,436          7,683         275
  Change in net unrealized gains
     (losses) on investments             4,426,690      10,412,976      1,281,581         388,081        224,095      18,908
                                    ----------------- --------------- -------------- --------------- -------------- ----------
     Net increase (decrease)
       in net assets resulting
       from operations                   4,644,078      10,129,625      1,255,770         381,897        214,105      17,372
                                    ----------------- --------------- -------------- --------------- -------------- ----------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                4,947,679       8,971,398      3,729,955       2,079,673      2,536,123     502,955
  Net transfers (including
     fixed account)                      3,308,459      13,000,647      1,930,885         533,770      1,056,202     182,529
  Contract charges                        (376,898)       (225,087)       (31,258)             --         (9,239)         --
  Transfers for contract benefits
     and terminations                   (2,619,175)     (1,350,891)      (155,301)         (2,506)       (53,636)     (3,545)
                                    ----------------- --------------- -------------- --------------- -------------- ----------
     Net increase (decrease)
       in net assets resulting from
       capital transactions              5,260,065      20,396,067      5,474,281       2,610,937      3,529,450     681,939
                                    ----------------- --------------- -------------- --------------- -------------- ----------
     Net increase (decrease)
       in net assets                     9,904,143      30,525,692      6,730,051       2,992,834      3,743,555     699,311
NET ASSETS:
  Beginning of year                     50,292,640      19,766,948      2,992,834              --        699,311         --
                                    ----------------- --------------- -------------- --------------- -------------- ----------
  End of year                       $   60,196,783    $ 50,292,640    $ 9,722,885    $  2,992,834    $ 4,442,866    $699,311
                                    ================= =============== ============== =============== ============== ==========

(a) Commenced on November 7, 2008 and began transactions in 2009.

(b) For the period May 4, 2009 to December 31, 2009.

(c) For the period October 15, 2009 to December 31, 2009.

(d) For the period May 3, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                                                                                              MIST      MIST MET/
                                                                                                    MORGAN STANLEY    EATON VANCE
                                                       MIST MFS                                     MID CAP GROWTH  FLOATING RATE
MIST LOOMIS SAYLES GLOBAL MARKETS       EMERGING MARKETS EQUITY  MIST PIONEER STRATEGIC INCOME          INVESTMENT     INVESTMENT
              INVESTMENT DIVISION           INVESTMENT DIVISION            INVESTMENT DIVISION            DIVISION       DIVISION
---------------------------------- ---------------------------- -------------------------------- ----------------- --------------
          2010            2009 (a)         2010        2009 (a)         2010          2009 (a)          2010 (d)         2010 (d)
----------------- ---------------- --------------- ------------ --------------- ---------------- ----------------- --------------
$       57,888    $        (8,566) $    (82,237)   $   (30,559) $    423,364    $     (14,528)     $ (2,781,061)   $       (3,900)
       108,798              4,181        58,220         46,359        41,477            1,300           363,970               568
     1,236,521            257,599     5,002,134      1,189,425     1,280,668          412,399        59,763,903            27,564
----------------- ---------------- --------------- ------------ --------------- ---------------- ----------------- --------------
     1,403,207            253,214     4,978,117      1,205,225     1,745,509          399,171        57,346,812            24,232
----------------- ---------------- --------------- ------------ --------------- ---------------- ----------------- --------------
     4,976,265          2,009,307    13,602,873      6,497,469    16,184,763        4,706,871        11,345,607           891,252
     4,182,111            802,491     5,410,332      1,872,180     9,246,979        2,352,820       339,607,206           405,511
       (38,857)                --      (106,857)            --       (81,633)              --          (190,863)            (290)
      (155,556)           (39,122)     (434,390)       (27,207)     (404,068)         (31,945)      (21,249,880)         (14,591)
----------------- ---------------- --------------- ------------ --------------- ---------------- ----------------- --------------
     8,963,963          2,772,676    18,471,958      8,342,442    24,946,041        7,027,746       329,512,070         1,281,882
----------------- ---------------- --------------- ------------ --------------- ---------------- ----------------- --------------
    10,367,170          3,025,890    23,450,075      9,547,667    26,691,550        7,426,917       386,858,882         1,306,114
     3,025,890                 --     9,547,667             --     7,426,917               --                --                --
----------------- ---------------- --------------- ------------ --------------- ---------------- ----------------- --------------
$   13,393,060    $     3,025,890  $ 32,997,742    $ 9,547,667  $ 34,118,467    $   7,426,917     $ 386,858,882    $    1,306,114
================= ================ =============== ============ =============== ================ ================= ===============

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                                                                                   AMERICAN FUNDS
                                               AMERICAN FUNDS GROWTH     AMERICAN FUNDS GROWTH-INCOME GLOBAL SMALL CAPITALIZATION
                                                 INVESTMENT DIVISION              INVESTMENT DIVISION         INVESTMENT DIVISION
                                    ----------------------------------- ----------------------------- ---------------------------
                                               2010             2009             2010           2009           2010         2009
                                    ------------------ ---------------- -------------- -------------- -------------- ------------
INCREASE (DECREASE) IN
  NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $    (7,611,597)   $  (6,906,304)   $     343,863   $  1,070,101   $  1,499,951   $(4,748,344)
  Net realized gains (losses)            (7,968,450)     (23,827,315)      (3,955,205)   (13,511,260)    (6,774,900)  (22,105,780)
  Change in net unrealized gains
     (losses) on investments            178,079,413      309,212,310       69,327,843    160,509,006    112,995,770   212,375,648
                                    ------------------ ---------------- -------------- -------------- -------------- ------------
     Net increase (decrease)
       in net assets resulting
       from operations                  162,499,366      278,478,691       65,716,501    148,067,847    107,720,821   185,521,524
                                    ------------------ ---------------- -------------- -------------- -------------- ------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                41,944,806       58,204,596       62,316,340     49,769,676     51,991,152    43,902,177
  Net transfers (including
     fixed account)                     (36,480,164)      (8,881,832)       4,606,572       (907,252)    (8,532,736)   11,970,671
  Contract charges                       (2,634,566)      (2,310,800)      (1,694,645)    (1,260,709)    (1,562,744)   (1,094,614)
  Transfers for contract benefits
     and terminations                   (81,281,863)     (57,281,692)     (57,078,012)   (41,775,433)   (39,865,225)  (27,168,062)
                                    ------------------ ---------------- -------------- -------------- -------------- ------------
     Net increase (decrease)
       in net assets resulting from
       capital transactions             (78,451,787)     (10,269,728)       8,150,255      5,826,282      2,030,447    27,610,172
                                    ------------------ ---------------- -------------- -------------- -------------- ------------
     Net increase (decrease)
       in net assets                     84,047,579      268,208,963       73,866,756    153,894,129    109,751,268   213,131,696
NET ASSETS:
  Beginning of year                   1,020,275,073      752,066,110      664,724,752    510,830,623    528,416,498   315,284,802
                                    ------------------ ---------------- -------------- -------------- -------------- ------------
  End of year                        $1,104,322,652    $1,020,275,073   $ 738,591,508  $ 664,724,752  $  638,167,766 $528,416,498
                                    ================== ================ ============== ============== ============== ============

(a) Commenced on November 7, 2008 and began transactions in 2009.

(b) For the period May 4, 2009 to December 31, 2009.

(c) For the period October 15, 2009 to December 31, 2009.

(d) For the period May 3, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

           AMERICAN FUNDS BOND
           INVESTMENT DIVISION
---------------------------------
           2010           2009
------------------ --------------
$     2,130,045    $  2,345,950
       (844,224)     (2,232,127)
      5,723,309      13,602,392
------------------ --------------
      7,009,130      13,716,215
------------------ --------------
      5,134,778       9,012,454
        287,661       6,950,953
       (453,986)       (375,912)
    (13,324,544)    (10,203,406)
------------------ --------------
     (8,356,091)      5,384,089
------------------ --------------
     (1,346,961)     19,100,304
    146,076,081     126,975,777
------------------ --------------
$   144,729,120    $146,076,081
================== ==============

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Metropolitan Life Separate Account E (the "Separate Account"), a separate account of Metropolitan Life Insurance Company (the "Company"), was established by the Company's Board of Directors on September 27, 1983 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the New York State Insurance Department.

On November 9, 2009, the Company combined The New England Variable Account, which is another separate account of the Company, with and into the Separate Account (the "Combination"). Since this was a transaction among entities under common control, it was accounted for in a manner similar to a pooling of interests and reflected in the financial statements and financial highlights as of the earliest period presented. The Combination was a tax-free transaction and there were no changes in the Company's obligations or the rights and benefits of any contract owners under the Contracts of each separate account pre or post Combination. Each Investment Division of The New England Variable Account has been combined with the Investment Divisions of the Separate Account.

The Separate Account is divided into Investment Divisions, each of which is treated as an individual accounting entity for financial reporting purposes. Each Investment Division invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts"), which are presented below:

Metropolitan Series Fund, Inc. ("MSF")*
Fidelity Variable Insurance Products ("Fidelity VIP")
Calvert Variable Series, Inc. ("Calvert")
Met Investors Series Trust ("MIST")*
American Funds Insurance Series ("American Funds")

*See Note 5 for discussion of additional information on related party transactions.

The assets of each of the Investment Divisions of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

2. LIST OF INVESTMENT DIVISIONS

A. Purchase payments, less any applicable charges, applied to the Separate Account are invested in one or more Investment Divisions in accordance with the selection made by the contract owner. The following Investment Divisions had net assets as of December 31, 2010:

MSF BlackRock Diversified Investment Division*
MSF BlackRock Aggressive Growth Investment Division*
MSF MetLife Stock Index Investment Division*
MSF Artio International Stock Investment Division*
MSF T. Rowe Price Small Cap Growth Investment Division*
MSF Oppenheimer Global Equity Investment Division*
MSF MFS Value Investment Division*
MSF Neuberger Berman Mid Cap Value Investment Division*
MSF T. Rowe Price Large Cap Growth Investment Division*
MSF Barclays Capital Aggregate Bond Index Investment Division*
MSF Morgan Stanley EAFE Index Investment Division*
MSF Russell 2000 Index Investment Division*
MSF Jennison Growth Investment Division*
MSF Neuberger Berman Genesis Investment Division*
MSF MetLife Mid Cap Stock Index Investment Division*
MSF Loomis Sayles Small Cap Growth Investment Division*
MSF BlackRock Large Cap Value Investment Division*
MSF BlackRock Bond Income Investment Division*
MSF BlackRock Money Market Investment Division*
MSF Davis Venture Value Investment Division*

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. LIST OF INVESTMENT DIVISIONS -- (CONTINUED)

MSF Loomis Sayles Small Cap Core Investment Division*
MSF Met/Artisan Mid Cap Value Investment Division*
MSF Western Asset Management Strategic Bond
 Opportunities Investment Division*
MSF Western Asset Management U.S. Government Investment Division* MSF FI Value Leaders Investment Division*
MSF MFS Total Return Investment Division*
MSF BlackRock Legacy Large Cap Growth Investment Division*
MSF MetLife Conservative Allocation Investment Division*
MSF MetLife Conservative to Moderate Allocation Investment Division* MSF MetLife Moderate Allocation Investment Division*
MSF MetLife Moderate to Aggressive Allocation Investment Division* MSF MetLife Aggressive Allocation Investment Division*
MSF Met/Dimensional International Small Company Investment Division MSF Van Eck Global Natural Resources Investment Division
MSF Zenith Equity Investment Division
Fidelity VIP Money Market Investment Division*
Fidelity VIP Equity-Income Investment Division
Fidelity VIP Growth Investment Division
Fidelity VIP Investment Grade Bond Investment Division
Fidelity VIP FundsManager 60% Investment Division
Calvert VP SRI Balanced Investment Division
Calvert VP SRI Mid Cap Growth Investment Division
MIST Lord Abbett Bond Debenture Investment Division*
MIST MFS Research International Investment Division*
MIST T. Rowe Price Mid Cap Growth Investment Division*
MIST PIMCO Total Return Investment Division*
MIST RCM Technology Investment Division*
MIST Lazard Mid Cap Investment Division*
MIST Invesco Small Cap Growth Investment Division*
MIST Harris Oakmark International Investment Division*
MIST Oppenheimer Capital Appreciation Investment Division*
MIST Legg Mason ClearBridge Aggressive Growth Investment Division* MIST Third Avenue Small Cap Value Investment Division
MIST Clarion Global Real Estate Investment Division*
MIST Legg Mason Value Equity Investment Division*
MIST SSgA Growth ETF Investment Division*
MIST SSgA Growth and Income ETF Investment Division*
MIST PIMCO Inflation Protected Bond Investment Division*
MIST Janus Forty Investment Division*
MIST BlackRock Large Cap Core Investment Division*
Variable B Investment Division (a)
Variable C Investment Division (a)
MIST American Funds Balanced Allocation Investment Division*
MIST American Funds Growth Allocation Investment Division*
MIST American Funds Growth Investment Division
MIST American Funds Moderate Allocation Investment Division*
MIST American Funds Bond Investment Division
MIST Met/Templeton Growth Investment Division
MIST Met/Franklin Income Investment Division
MIST Met/Franklin Mutual Shares Investment Division
MIST Met/Franklin Templeton Founding Strategy Investment Division MIST Dreman Small Cap Value Investment Division
MIST Met/Templeton International Bond Investment Division
MIST Loomis Sayles Global Markets Investment Division
MIST MFS Emerging Markets Equity Investment Division
MIST Pioneer Strategic Income Investment Division
MIST Morgan Stanley Mid Cap Growth Investment Division*(b)
MIST Met/Eaton Vance Floating Rate Investment Division (b)
American Funds Growth Investment Division
American Funds Growth-Income Investment Division
American Funds Global Small Capitalization Investment Division American Funds Bond Investment Division

(a) Variable B Investment Division and Variable C Investment Division only invest in the BlackRock Large Cap Core Portfolio.

(b) This Investment Division began operations during the year ended December 31, 2010.

* This Investment Division invests in two or more share classes within the underlying portfolio, series, or fund of the Trusts that may assess 12b-1 fees.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. LIST OF INVESTMENT DIVISIONS -- (CONCLUDED)

B. The following Investment Division had no net assets as of December 31, 2010:
Variable D Investment Division

3. PORTFOLIO CHANGES

The following Investment Division ceased operations during the year ended December 31, 2010:

MSF FI Mid Cap Opportunities Investment Division

The operations of the Investment Divisions were affected by the following changes that occurred during the year ended December 31, 2010:

NAME CHANGES:

FORMER NAME                                  NEW NAME
-------------------------------------------- -----------------------------------------------
(MSF) BlackRock Strategic Value Portfolio    (MSF) Neuberger Berman Genesis Portfolio
(Calvert) Social Balanced Portfolio          (Calvert) VP SRI Balanced Portfolio
(Calvert) Social Mid Cap Growth Portfolio    (Calvert) VP SRI Mid Cap Growth Portfolio
(MIST) Met/AIM Small Cap Growth Portfolio    (MIST) Invesco Small Cap Growth Portfolio
(MIST) Legg Mason Partners Aggressive Growth (MIST) Legg Mason ClearBridge Aggressive Growth
  Portfolio                                    Portfolio

MERGER:

FORMER PORTFOLIO                             NEW PORTFOLIO
-------------------------------------------- -----------------------------------------------
(MSF) FI Mid Cap Opportunities Portfolio     (MIST) Morgan Stanley Mid Cap Growth Portfolio

4. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable for variable annuity separate accounts registered as unit investment trusts.

SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

SECURITY VALUATION
The Investment Divisions' investment in shares of the portfolio, series or fund of the Trusts is valued at fair value based on the closing net asset value ("NAV") or price per share as determined by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Investment Divisions.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

SECURITY VALUATION -- (CONTINUED)
The Separate Account defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Separate Account prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Separate Account has categorized its assets based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets.
Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly.
Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets.

Each Investment Division invests in shares of open-end mutual funds which calculate a daily NAV based on the value of the underlying securities in their portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily NAV as reported by the Trusts at the close of each business day. On that basis, the inputs used to value all shares held by the Separate Account, which are measured at fair value on a recurring basis, are classified as Level 2.

FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

ANNUITY PAYOUTS
Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is 4.0%. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS
Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus, and are reported as contract transactions on the statements of changes in net assets of the applicable Investment Divisions.

NET TRANSFERS
Funds transferred by the contract owner into or out of the Investment Divisions within the Separate Account or into and out of the fixed account (an investment option in the Company's general account) are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Investment Divisions.

USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
Effective January 1, 2010, the Separate Account adopted new guidance that requires new disclosures about significant transfers in and/or out of Levels 1 and 2 of the fair value hierarchy and activity in Level 3. In addition, this guidance provides clarification of existing disclosure requirements about the level of disaggregation and inputs and valuation techniques. The adoption of this guidance did not have an impact on the Separate Account's financial statements.

Effective December 31, 2009, the Separate Account adopted new guidance on: (i) measuring the fair value of investments in certain entities that calculate a NAV per share; (ii) how investments within its scope would be classified in the fair value hierarchy; and (iii) enhanced disclosure requirements about the nature and risks of investments measured at fair value on a recurring or non-recurring basis. As a result, the Separate Account classified all of its investments, which utilize a NAV to measure fair value, as Level 2 in the fair value hierarchy.

Effective April 1, 2009, the Separate Account adopted prospectively new guidance, which establishes general standards for accounting and disclosures of events that occur subsequent to the statements of assets and liabilities date but before financial statements are issued as revised in February 2010. The Separate Account has provided the required disclosures, if any, in its financial statements.

5. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges paid to the Company are asset-based charges and assessed through a daily reduction in unit values, which are recorded as expenses in the accompanying statements of operations of the applicable Investment Divisions:

MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed the risk that expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

ADMINISTRATIVE -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

EARNINGS PRESERVATION BENEFIT -- For an additional charge, the Company will provide this additional death benefit.

ENHANCED STEPPED-UP PROVISION -- For an additional charge, the total death benefit payable may be increased based on the greater of the account balance or highest annual contract anniversary value in the contract or the greater of the account balance, annual increase amount or highest annual contract anniversary value in the contract.

GUARANTEED WITHDRAWAL BENEFIT FOR LIFE -- For a charge that includes the Mortality and Expense Risk charge and a guaranteed withdrawal benefit, the Company will guarantee the periodic return on the investment for life of a single annuitant or joint annuitants.

Mortality and Expense Risk             0.00% - 2.05%
Administrative                         0.20% - 0.50%
Earnings Preservation Benefit          0.25%
Enhanced Stepped-Up Provision          0.10% - 0.35%
Guaranteed Withdrawal Benefit for Life 1.90% - 2.05%

The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract. The range of the effective rates disclosed above excludes any waivers granted to certain Divisions.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. EXPENSES AND RELATED PARTY TRANSACTIONS -- (CONTINUED)

The following optional rider charges paid to the Company are charged at each contract anniversary date through the redemption of unit values, which are recorded as contract charges in the accompanying statements of changes in net assets of the applicable Investment Divisions:

GUARANTEED MINIMUM ACCUMULATION BENEFIT -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

LIFETIME WITHDRAWAL GUARANTEE -- For an additional charge, the Company will guarantee the periodic return on the investment for life.

GUARANTEED WITHDRAWAL BENEFIT -- For an additional charge, the Company will guarantee the periodic return on the investment.

GUARANTEED MINIMUM INCOME BENEFIT -- For an additional charge, the Company will guarantee a minimum payment regardless of market conditions.

ENHANCED DEATH BENEFIT -- For an additional charge, the amount of the death benefit will be the greater of the account value or the death benefit base.

The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2010:

Guaranteed Minimum Accumulation Benefit         0.75%
Lifetime Withdrawal Guarantee           0.50% - 1.80%
Guaranteed Withdrawal Benefit           0.50% - 1.00%
Guaranteed Minimum Income Benefit       0.35% - 1.50%
Enhanced Death Benefit                  0.60% - 1.50%

The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract administrative charge which ranges from $15 to $30 is assessed on an annual basis for Contracts, which may be waived, if the Contract reaches a certain asset size or under certain circumstances. In addition, the Contracts impose a surrender charge which ranges from 0% to 10%, if the contract is partially or fully surrendered within the specified surrender charge period. These charges are paid to the Company, assessed through the redemption of units, and recorded as contract charges in the accompanying statements of changes in net assets of the applicable Investment Divisions.

Certain investments in the various portfolios of the MIST and MSF Trusts hold shares that are managed by MetLife Advisers, LLC, which acts in the capacity of investment advisor and is an indirect affiliate of the Company. On May 1, 2009, Met Investors Advisory, LLC, an indirect affiliate of the Company and previous manager of the MIST Trust, merged into MetLife Advisors, LLC.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. STATEMENTS OF INVESTMENTS

                                                                                              FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2010            DECEMBER 31, 2010
                                                          ------------------------- ----------------------------
                                                                                          COST OF       PROCEEDS
                                                               SHARES      COST ($) PURCHASES ($) FROM SALES ($)
                                                          ----------- ------------- ------------- --------------
MSF BlackRock Diversified Investment Division              44,768,368   730,402,151    15,921,371     94,793,318
MSF BlackRock Aggressive Growth Investment Division        18,962,144   419,647,906    17,829,948     58,265,506
MSF MetLife Stock Index Investment Division                90,038,082 2,643,128,911   183,434,503    234,945,061
MSF Artio International Stock Investment Division          19,786,285   221,795,494    12,423,334     23,116,612
MSF T.Rowe Price Small Cap Growth Investment Division      16,303,348   200,150,398    34,957,571     21,444,849
MSF Oppenheimer Global Equity Investment Division          14,494,999   196,458,698    24,111,796     19,486,467
MSF MFS Value Investment Division                          22,849,748   286,264,426    31,643,547     26,424,870
MSF Neuberger Berman Mid Cap Value Investment Division     25,392,911   464,670,781    54,581,789     43,788,535
MSF T.Rowe Price Large Cap Growth Investment Division      13,050,985   166,419,773     9,852,334     26,208,443
MSF Barclays Capital Aggregate Bond Index
  Investment Division                                      95,639,580 1,021,671,898   220,823,498     86,991,099
MSF Morgan Stanley EAFE Index Investment Division          39,103,833   451,996,437    64,797,023     35,220,478
MSF Russell 2000 Index Investment Division                 21,195,392   253,919,379    22,346,126     30,382,577
MSF Jennison Growth Investment Division                     5,633,324    59,346,489    19,923,923      6,736,322
MSF Neuberger Berman Genesis Investment Division           24,955,126   379,715,918     5,954,409     37,863,591
MSF MetLife Mid Cap Stock Index Investment Division        28,770,522   349,016,683    38,310,770     40,498,965
MSF Loomis Sayles Small Cap Growth Investment Division      4,557,830    41,376,068     3,605,598      6,745,214
MSF BlackRock Large Cap Value Investment Division          19,225,695   219,491,325    23,898,955     14,614,882
MSF BlackRock Bond Income Investment Division               4,648,721   494,019,940    85,628,960     46,042,745
MSF BlackRock Money Market Investment Division                763,998    76,399,830    33,984,673     36,066,996
MSF Davis Venture Value Investment Division                19,002,003   546,239,749    66,380,349     33,431,283
MSF Loomis Sayles Small Cap Core Investment Division          721,709   148,724,165     9,565,302     19,973,277
MSF Met/Artisan Mid Cap Value Investment Division           1,301,815   276,906,993     8,259,512     28,583,510
MSF Western Asset Management Strategic Bond Opportunities
  Investment Division                                      21,429,866   259,736,808    43,418,625     34,404,246
MSF Western Asset Management U.S. Government
  Investment Division                                      19,787,387   238,474,120    42,279,576     24,742,371
MSF FI Value Leaders Investment Division                      506,517    87,804,968     4,789,158     10,592,570
MSF MFS Total Return Investment Division                    1,100,448   149,179,484    16,657,277     17,062,465
MSF BlackRock Legacy Large Cap Growth
  Investment Division                                       5,431,958   120,301,762    28,846,386     18,659,718
MSF MetLife Conservative Allocation Investment Division    37,792,972   399,370,700   141,422,009     25,973,793
MSF MetLife Conservative to Moderate Allocation
  Investment Division                                     100,769,695 1,056,986,380   274,235,310     23,894,691
MSF MetLife Moderate Allocation Investment Division       293,038,239 3,053,532,484   875,193,406     26,299,200
MSF MetLife Moderate to Aggressive Allocation
  Investment Division                                     149,258,696 1,605,533,558    99,079,965    103,185,808
MSF MetLife Aggressive Allocation Investment Division       9,775,191   101,241,619    20,616,885     11,646,763
MSF Met/Dimensional International Small Company
  Investment Division                                         202,359     2,816,869     1,975,175        149,342
MSF Van Eck Global Natural Resources Investment Division    1,371,518    19,658,804    15,173,326        695,808
MSF Zenith Equity Investment Division                         255,530    93,967,631     2,461,558     15,835,366
Fidelity VIP Money Market Investment Division              12,251,917    12,251,922    46,164,151     49,551,658
Fidelity VIP Equity-Income Investment Division              4,818,590   108,265,780     2,983,398     11,038,725
Fidelity VIP Growth Investment Division                     2,404,068    94,475,911     1,344,711      8,022,454
Fidelity VIP Investment Grade Bond Investment Division      1,726,790    21,948,342     3,532,207      3,695,429
Fidelity VIP FundsManager 60% Investment Division          10,084,363    92,188,323    93,022,933      1,123,945
Calvert VP SRI Balanced Investment Division                30,009,840    55,470,395     2,651,529      4,058,215
Calvert VP SRI Mid Cap Growth Investment Division             371,189     8,911,484       699,563        786,219
MIST Lord Abbett Bond Debenture Investment Division        22,862,775   270,707,917    48,455,936     27,221,826
MIST MFS Research International Investment Division        25,273,528   289,527,572    30,479,167     38,866,450
MIST T. Rowe Price Mid Cap Growth Investment Division      27,806,448   222,195,137    44,586,553     23,006,209
MIST PIMCO Total Return Investment Division                85,027,212   994,243,537   323,342,483     50,662,908
MIST RCM Technology Investment Division                    31,550,661   128,534,662    33,242,412     27,661,127
MIST Lazard Mid Cap Investment Division                     5,474,658    64,462,278     8,824,952      7,630,859

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. STATEMENTS OF INVESTMENTS -- (CONTINUED)

                                                                                              FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2010            DECEMBER 31, 2010
                                                           ------------------------ ----------------------------
                                                                                          COST OF       PROCEEDS
                                                               SHARES      COST ($) PURCHASES ($) FROM SALES ($)
                                                           ---------- ------------- ------------- --------------
MIST Invesco Small Cap Growth Investment Division           2,494,983    30,338,207     7,125,311     10,429,775
MIST Harris Oakmark International Investment Division      30,984,765   436,446,946    95,683,300     27,447,143
MIST Oppenheimer Capital Appreciation Investment Division   8,059,489    52,005,136    11,496,319      4,576,914
MIST Legg Mason ClearBridge Aggressive Growth
  Investment Division                                       3,997,690    28,132,827     8,924,277      5,479,130
MIST Third Avenue Small Cap Value Investment Division         668,478     9,501,639     1,357,109        643,627
MIST Clarion Global Real Estate Investment Division        22,400,851   298,128,034    28,197,758     16,062,996
MIST Legg Mason Value Equity Investment Division            4,618,645    35,156,347     8,710,775      2,911,186
MIST SSgA Growth ETF Investment Division                    7,605,623    71,037,060    33,569,880     12,627,435
MIST SSgA Growth and Income ETF Investment Division        50,689,841   516,088,077   352,943,574      2,739,294
MIST PIMCO Inflation Protected Bond Investment Division    41,112,421   451,062,602   153,510,240     16,785,856
MIST Janus Forty Investment Division                        5,677,188   358,478,494    84,774,710     40,040,558
MIST BlackRock Large Cap Core Investment Division          75,684,724   801,115,145    26,614,688     74,825,186
Variable B Investment Division                              1,639,737    17,719,866       198,819      2,480,729
Variable C Investment Division                                125,565     1,359,468        19,251         78,590
MIST American Funds Balanced Allocation
  Investment Division                                      55,199,304   467,165,092   228,152,523      4,772,387
MIST American Funds Growth Allocation Investment Division  35,891,348   268,904,829    47,952,169     28,219,762
MIST American Funds Growth Investment Division             21,988,302   167,310,770   109,778,854        366,737
MIST American Funds Moderate Allocation
  Investment Division                                      76,354,625   671,457,351   286,983,684      8,843,235
MIST American Funds Bond Investment Division                6,183,299    60,283,660    43,205,623      2,243,517
MIST Met/Templeton Growth Investment Division               1,892,183    15,183,799     9,398,620      2,622,029
MIST Met/Franklin Income Investment Division                5,235,287    49,694,695    28,022,788      2,329,140
MIST Met/Franklin Mutual Shares Investment Division         4,368,417    33,802,306    18,851,165        949,835
MIST Met/Franklin Templeton Founding Strategy
  Investment Division                                       6,105,251    49,330,014    12,210,455      7,654,611
MIST Dreman Small Cap Value Investment Division               657,873     8,053,697     5,579,635        145,598
MIST Met/Templeton International Bond Investment Division     358,320     4,200,167     3,667,100        154,745
MIST Loomis Sayles Global Markets Investment Division       1,138,902    11,899,364    10,314,982      1,293,086
MIST MFS Emerging Markets Equity Investment Division        2,856,983    26,806,598    18,947,247        557,485
MIST Pioneer Strategic Income Investment Division           3,073,785    32,425,949    26,325,818        956,286
MIST Morgan Stanley Mid Cap Growth Investment Division (a) 32,677,789   327,096,581   353,012,015     26,279,404
MIST Met/Eaton Vance Floating Rate Investment Division (a)    126,591     1,278,856     1,315,041         36,753
American Funds Growth Investment Division                  20,322,492 1,048,797,067    23,581,863    109,645,426
American Funds Growth-Income Investment Division           21,564,758   744,094,756    50,924,000     42,430,675
American Funds Global Small Capitalization
  Investment Division                                      29,890,835   616,493,708    51,494,227     47,964,648
American Funds Bond Investment Division                    13,705,577   151,632,859    15,133,576     21,359,720

(a) For the period May 3, 2010 to December 31, 2010.

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:

                                          MSF BLACKROCK               MSF BLACKROCK                   MSF METLIFE
                                            DIVERSIFIED           AGGRESSIVE GROWTH                   STOCK INDEX
                                    INVESTMENT DIVISION         INVESTMENT DIVISION           INVESTMENT DIVISION
                               --------------------------- --------------------------- -----------------------------
                                     2010          2009          2010          2009           2010           2009
                               ------------- ------------- ------------- ------------- -------------- --------------
Units beginning of year        23,518,536    26,879,083    14,747,259    15,776,330     71,097,931     73,669,152
Units issued and transferred
  from other funding options      922,191     1,157,462     1,444,253     1,875,022     10,066,939     12,006,384
Units redeemed and transferred
  to other funding options     (3,574,770)   (4,518,009)   (2,600,335)   (2,904,093)   (12,147,479)   (14,577,605)
                               ------------- ------------- ------------- ------------- -------------- --------------
Units end of year              20,865,957    23,518,536    13,591,177    14,747,259     69,017,391     71,097,931
                               ============= ============= ============= ============= ============== ==============

                                                    MSF        MSF NEUBERGER BERMAN           MSF T. ROWE PRICE
                                              MFS VALUE               MID CAP VALUE            LARGE CAP GROWTH
                                    INVESTMENT DIVISION         INVESTMENT DIVISION         INVESTMENT DIVISION
                               --------------------------- --------------------------- ---------------------------
                                     2010          2009          2010          2009          2010          2009
                               ------------- ------------- ------------- ------------- ------------- -------------
Units beginning of year        22,877,144    23,729,130    20,178,988    21,460,291    14,615,966    14,856,276
Units issued and transferred
  from other funding options    4,764,399     3,966,156     5,055,127     3,837,280     1,818,424     2,719,558
Units redeemed and transferred
  to other funding options     (4,328,953)   (4,818,142)   (4,596,664)   (5,118,583)   (2,939,733)   (2,959,868)
                               ------------- ------------- ------------- ------------- ------------- -------------
Units end of year              23,312,590    22,877,144    20,637,451    20,178,988    13,494,657    14,615,966
                               ============= ============= ============= ============= ============= =============

                                           MSF JENNISON               MSF NEUBERGER                 MSF METLIFE
                                                 GROWTH              BERMAN GENESIS         MID CAP STOCK INDEX
                                    INVESTMENT DIVISION         INVESTMENT DIVISION         INVESTMENT DIVISION
                               --------------------------- --------------------------- ---------------------------
                                     2010          2009          2010          2009          2010          2009
                               ------------- ------------- ------------- ------------- ------------- -------------
Units beginning of year        10,221,743     7,367,023    21,389,031    23,715,736    23,602,002    22,949,647
Units issued and transferred
  from other funding options    5,124,755     5,225,205     1,676,202     2,477,831     5,365,851     5,810,132
Units redeemed and transferred
  to other funding options     (2,695,315)   (2,370,485)   (4,167,922)   (4,804,536)   (5,666,576)   (5,157,777)
                               ------------- ------------- ------------- ------------- ------------- -------------
Units end of year              12,651,183    10,221,743    18,897,311    21,389,031    23,301,277    23,602,002
                               ============= ============= ============= ============= ============= =============

                                          MSF BLACKROCK                   MSF DAVIS           MSF LOOMIS SAYLES
                                           MONEY MARKET               VENTURE VALUE              SMALL CAP CORE
                                    INVESTMENT DIVISION         INVESTMENT DIVISION         INVESTMENT DIVISION
                               --------------------------- --------------------------- ---------------------------
                                     2010          2009          2010          2009          2010          2009
                               ------------- ------------- ------------- ------------- ------------- -------------
Units beginning of year         9,055,515    13,377,855    24,861,457    26,126,308     9,510,756    10,338,609
Units issued and transferred
  from other funding options    3,178,679     3,882,737     4,054,110     4,046,790       987,645     1,518,790
Units redeemed and transferred
  to other funding options     (4,744,574)   (8,205,077)   (4,412,089)   (5,311,641)   (2,015,095)   (2,346,643)
                               ------------- ------------- ------------- ------------- ------------- -------------
Units end of year               7,489,620     9,055,515    24,503,478    24,861,457     8,483,306     9,510,756
                               ============= ============= ============= ============= ============= =============

(a) Commenced on November 7, 2008 and began transactions in 2009.

(b) For the period May 4, 2009 to December 31, 2009.

(c) For the period October 15, 2009 to December 31, 2009.

(d) For the period May 3, 2010 to December 31, 2010.

               MSF ARTIO           MSF T. ROWE PRICE             MSF OPPENHEIMER
     INTERNATIONAL STOCK            SMALL CAP GROWTH               GLOBAL EQUITY
     INVESTMENT DIVISION         INVESTMENT DIVISION         INVESTMENT DIVISION
--------------------------- --------------------------- ---------------------------
      2010          2009          2010          2009          2010          2009
------------- ------------- ------------- ------------- ------------- -------------
15,981,027    17,118,077    12,978,831    13,211,532    11,212,707    11,151,246
 2,116,365     2,448,777     3,955,490     2,370,603     2,303,857     2,158,903
(3,015,881)   (3,585,827)   (2,933,692)   (2,603,304)   (2,045,415)   (2,097,442)
------------- ------------- ------------- ------------- ------------- -------------
15,081,511    15,981,027    14,000,629    12,978,831    11,471,149    11,212,707
============= ============= ============= ============= ============= =============

      MSF BARCLAYS CAPITAL          MSF MORGAN STANLEY                 MSF RUSSELL
      AGGREGATE BOND INDEX                  EAFE INDEX                  2000 INDEX
       INVESTMENT DIVISION         INVESTMENT DIVISION         INVESTMENT DIVISION
----------------------------- --------------------------- ---------------------------
       2010           2009          2010          2009          2010          2009
-------------- -------------- ------------- ------------- ------------- -------------
 60,512,287     53,280,392    33,890,643    32,911,652    16,192,484    16,294,895
 19,250,119     18,411,203     8,629,353     8,268,305     3,172,862     3,994,096
(12,221,173)   (11,179,308)   (6,510,737)   (7,289,314)   (3,650,072)   (4,096,507)
-------------- -------------- ------------- ------------- ------------- -------------
 67,541,233     60,512,287    36,009,259    33,890,643    15,715,274    16,192,484
============== ============== ============= ============= ============= =============

      MSF LOOMIS SAYLES               MSF BLACKROCK               MSF BLACKROCK
       SMALL CAP GROWTH             LARGE CAP VALUE                 BOND INCOME
    INVESTMENT DIVISION         INVESTMENT DIVISION         INVESTMENT DIVISION
-------------------------- --------------------------- ---------------------------
      2010         2009          2010          2009          2010          2009
------------- ------------ ------------- ------------- ------------- -------------
 4,562,561    4,490,130    16,843,730    15,206,819    15,377,793    16,836,670
   773,789    1,048,259     4,039,447     5,298,039     2,575,622     2,008,887
(1,080,166)    (975,828)   (3,034,842)   (3,661,128)   (2,976,333)   (3,467,764)
------------- ------------ ------------- ------------- ------------- -------------
 4,256,184    4,562,561    17,848,335    16,843,730    14,977,082    15,377,793
============= ============ ============= ============= ============= =============

                                             MSF WESTERN
         MSF MET/ARTISAN                ASSET MANAGEMENT             MSF WESTERN ASSET
           MID CAP VALUE    STRATEGIC BOND OPPORTUNITIES    MANAGEMENT U.S. GOVERNMENT
     INVESTMENT DIVISION             INVESTMENT DIVISION           INVESTMENT DIVISION
--------------------------- ------------------------------- -----------------------------
      2010          2009          2010              2009          2010            2009
------------- ------------- ------------- ----------------- ------------- ---------------
11,496,387    13,047,548    13,614,452        15,406,849    14,375,216      13,590,779
 1,025,545     1,406,064     2,816,037         2,043,168     4,114,150       3,625,913
(2,350,124)   (2,957,225)   (3,141,527)       (3,835,565)   (3,465,924)     (2,841,476)
------------- ------------- ------------- ----------------- ------------- ---------------
10,171,808    11,496,387    13,288,962        13,614,452    15,023,442      14,375,216
============= ============= ============= ================= ============= ===============

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:

                                                 MSF FI                     MSF MFS               MSF BLACKROCK
                                          VALUE LEADERS                TOTAL RETURN     LEGACY LARGE CAP GROWTH
                                    INVESTMENT DIVISION         INVESTMENT DIVISION         INVESTMENT DIVISION
                               --------------------------- --------------------------- ---------------------------
                                     2010          2009          2010          2009          2010          2009
                               ------------- ------------- ------------- ------------- ------------- -------------
Units beginning of year         6,197,829     7,122,172     8,470,625     9,513,697    11,310,287    12,006,106
Units issued and transferred
  from other funding options      455,118       617,529       993,877       829,615     1,950,868     2,554,090
Units redeemed and transferred
  to other funding options     (1,266,084)   (1,541,872)   (1,805,733)   (1,872,687)   (2,694,925)   (3,249,909)
                               ------------- ------------- ------------- ------------- ------------- -------------
Units end of year               5,386,863     6,197,829     7,658,769     8,470,625    10,566,230    11,310,287
                               ============= ============= ============= ============= ============= =============

                                              MSF METLIFE
                                              MODERATE TO                 MSF METLIFE            MSF MET/DIMENSIONAL
                                    AGGRESSIVE ALLOCATION       AGGRESSIVE ALLOCATION    INTERNATIONAL SMALL COMPANY
                                      INVESTMENT DIVISION         INVESTMENT DIVISION            INVESTMENT DIVISION
                               ----------------------------- --------------------------- ------------------------------
                                      2010           2009          2010          2009       2010             2009 (a)
                               -------------- -------------- ------------- ------------- ---------- -------------------
Units beginning of year        140,559,044    120,035,284     8,324,237     7,121,224     76,087                  --
Units issued and transferred
  from other funding options    15,464,031     33,908,031     2,760,449     3,041,332    140,907              89,027
Units redeemed and transferred
  to other funding options     (17,255,419)   (13,384,271)   (1,910,753)   (1,838,319)   (22,560)            (12,940)
                               -------------- -------------- ------------- ------------- ---------- -------------------
Units end of year              138,767,656    140,559,044     9,173,933     8,324,237    194,434              76,087
                               ============== ============== ============= ============= ========== ===================

                                           FIDELITY VIP              FIDELITY VIP             FIDELITY VIP
                                          EQUITY-INCOME       GROWTH                 INVESTMENT GRADE BOND
                                    INVESTMENT DIVISION       INVESTMENT DIVISION      INVESTMENT DIVISION
                               --------------------------- ------------------------- ------------------------
                                     2010          2009         2010         2009        2010         2009
                               ------------- ------------- ------------ ------------ ----------- ------------
Units beginning of year         6,023,263     7,160,081    2,292,307    2,438,573     794,594      730,222
Units issued and transferred
  from other funding options      279,253       284,294      117,686      152,628     155,962      166,365
Units redeemed and transferred
  to other funding options     (1,113,254)   (1,421,112)    (298,264)    (298,894)   (189,475)    (101,993)
                               ------------- ------------- ------------ ------------ ----------- ------------
Units end of year               5,189,262     6,023,263    2,111,729    2,292,307     761,081      794,594
                               ============= ============= ============ ============ =========== ============

                                       MIST LORD ABBETT           MIST MFS RESEARCH          MIST T. ROWE PRICE
                                         BOND DEBENTURE               INTERNATIONAL              MID CAP GROWTH
                                    INVESTMENT DIVISION         INVESTMENT DIVISION         INVESTMENT DIVISION
                               --------------------------- --------------------------- ---------------------------
                                     2010          2009          2010          2009          2010          2009
                               ------------- ------------- ------------- ------------- ------------- -------------
Units beginning of year        14,237,429    13,513,284    23,007,961    23,286,391    24,198,838    22,042,286
Units issued and transferred
  from other funding options    3,519,086     3,952,325     4,106,577     5,480,932     8,134,828     8,373,897
Units redeemed and transferred
  to other funding options     (3,190,828)   (3,228,180)   (6,240,213)   (5,759,362)   (5,909,086)   (6,217,345)
                               ------------- ------------- ------------- ------------- ------------- -------------
Units end of year              14,565,687    14,237,429    20,874,325    23,007,961    26,424,580    24,198,838
                               ============= ============= ============= ============= ============= =============

(a) Commenced on November 7, 2008 and began transactions in 2009.

(b) For the period May 4, 2009 to December 31, 2009.

(c) For the period October 15, 2009 to December 31, 2009.

(d) For the period May 3, 2010 to December 31, 2010.

             MSF METLIFE    MSF METLIFE CONSERVATIVE TO                   MSF METLIFE
 CONSERVATIVE ALLOCATION            MODERATE ALLOCATION           MODERATE ALLOCATION
     INVESTMENT DIVISION            INVESTMENT DIVISION           INVESTMENT DIVISION
--------------------------- ------------------------------ -----------------------------
      2010          2009          2010             2009           2010           2009
------------- ------------- ------------- ---------------- -------------- --------------
25,915,327    17,373,413    73,016,806       55,768,665    197,414,896    140,869,174
15,748,970    12,997,931    29,623,110       26,307,884     93,755,029     71,776,122
(6,732,912)   (4,456,017)   (9,745,947)      (9,059,743)   (20,833,201)   (15,230,400)
------------- ------------- ------------- ---------------- -------------- --------------
34,931,385    25,915,327    92,893,969       73,016,806    270,336,724    197,414,896
============= ============= ============= ================ ============== ==============

             MSF VAN ECK                MSF ZENITH              FIDELITY VIP
GLOBAL NATURAL RESOURCES                    EQUITY              MONEY MARKET
     INVESTMENT DIVISION       INVESTMENT DIVISION       INVESTMENT DIVISION
--------------------------- ------------------------- -------------------------
     2010        2009 (b)        2010         2009          2010        2009
------------ -------------- ------------ ------------ ------------- -----------
  379,256             --    4,320,085    5,123,370       942,138     864,063
1,164,782        392,691      162,748      147,858     8,789,421     523,879
 (234,655)       (13,435)    (831,650)    (951,143)   (8,965,408)   (445,804)
------------ -------------- ------------ ------------ ------------- -----------
1,309,383        379,256    3,651,183    4,320,085       766,151     942,138
============ ============== ============ ============ ============= ===========

         FIDELITY VIP            CALVERT VP SRI         CALVERT VP SRI
     FUNDSMANAGER 60%                  BALANCED         MID CAP GROWTH
  INVESTMENT DIVISION       INVESTMENT DIVISION    INVESTMENT DIVISION
------------------------ ------------------------- ----------------------
      2010    2009 (c)        2010         2009       2010        2009
------------- ---------- ------------ ------------ ---------- -----------
    28,017         --    1,901,894    1,958,099    370,911     377,930
10,287,466     28,017      179,536      203,116     40,809      38,727
  (259,507)        --     (230,682)    (259,321)   (40,599)    (45,746)
------------- ---------- ------------ ------------ ---------- -----------
10,055,976     28,017    1,850,748    1,901,894    371,121     370,911
============= ========== ============ ============ ========== ===========

               MIST PIMCO                    MIST RCM               MIST LAZARD
             TOTAL RETURN                  TECHNOLOGY                   MID CAP
      INVESTMENT DIVISION         INVESTMENT DIVISION       INVESTMENT DIVISION
---------------------------- --------------------------- -------------------------
       2010          2009          2010          2009         2010         2009
-------------- ------------- ------------- ------------- ------------ ------------
 53,386,890    41,057,029    20,279,891    14,885,344    4,007,439    4,047,289
 25,560,090    20,274,114     9,231,317    10,344,177    1,020,944      875,568
(11,433,256)   (7,944,253)   (7,713,162)   (4,949,630)    (947,078)    (915,418)
-------------- ------------- ------------- ------------- ------------ ------------
 67,513,724    53,386,890    21,798,046    20,279,891    4,081,305    4,007,439
============== ============= ============= ============= ============ ============

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:

                                          MIST INVESCO         MIST HARRIS OAKMARK            MIST OPPENHEIMER
                                      SMALL CAP GROWTH               INTERNATIONAL        CAPITAL APPRECIATION
                                   INVESTMENT DIVISION         INVESTMENT DIVISION         INVESTMENT DIVISION
                               -------------------------- --------------------------- ---------------------------
                                     2010         2009          2010          2009          2010          2009
                               ------------- ------------ ------------- ------------- ------------- -------------
Units beginning of year         2,575,281    2,229,587    18,765,510    16,641,709     4,735,360     3,465,804
Units issued and transferred
  from other funding options      771,970      886,307     7,975,938     6,142,709     2,193,952     2,313,709
Units redeemed and transferred
  to other funding options     (1,035,692)    (540,613)   (4,423,359)   (4,018,908)   (1,253,199)   (1,044,153)
                               ------------- ------------ ------------- ------------- ------------- -------------
Units end of year               2,311,559    2,575,281    22,318,089    18,765,510     5,676,113     4,735,360
                               ============= ============ ============= ============= ============= =============

                                        MIST LEGG MASON                  MIST SSGA                   MIST SSGA
                                           VALUE EQUITY                 GROWTH ETF       GROWTH AND INCOME ETF
                                    INVESTMENT DIVISION        INVESTMENT DIVISION         INVESTMENT DIVISION
                               --------------------------- -------------------------- ---------------------------
                                     2010          2009          2010         2009          2010          2009
                               ------------- ------------- ------------- ------------ ------------- -------------
Units beginning of year         4,269,554     3,725,248     5,430,802      867,152    17,209,210     1,018,446
Units issued and transferred
  from other funding options    1,925,311     1,957,012     3,978,089    5,269,636    34,855,258    17,156,013
Units redeemed and transferred
  to other funding options     (1,100,951)   (1,412,706)   (1,985,770)    (705,986)   (2,821,267)     (965,249)
                               ------------- ------------- ------------- ------------ ------------- -------------
Units end of year               5,093,914     4,269,554     7,423,121    5,430,802    49,243,201    17,209,210
                               ============= ============= ============= ============ ============= =============

                                                                                     MIST AMERICAN FUNDS
                                          VARIABLE B              VARIABLE C         BALANCED ALLOCATION
                                 INVESTMENT DIVISION     INVESTMENT DIVISION         INVESTMENT DIVISION
                               ------------------------ ----------------------- ---------------------------
                                     2010       2009          2010      2009          2010          2009
                               ------------- ---------- ------------- --------- ------------- -------------
Units beginning of year           122,189    142,021         6,758     9,309    30,034,186     9,087,721
Units issued and transferred
  from other funding options        1,656      1,126            27        --    28,437,604    23,830,149
Units redeemed and transferred
  to other funding options        (20,017)   (20,958)         (541)   (2,551)   (4,073,825)   (2,883,684)
                               ------------- ---------- ------------- --------- ------------- -------------
Units end of year                 103,828    122,189         6,244     6,758    54,397,965    30,034,186
                               ============= ========== ============= ========= ============= =============

                                  MIST AMERICAN FUNDS        MIST MET/TEMPLETON         MIST MET/FRANKLIN
                                                 BOND                    GROWTH                    INCOME
                                  INVESTMENT DIVISION       INVESTMENT DIVISION       INVESTMENT DIVISION
                               ------------------------- ------------------------- -------------------------
                                    2010      2009 (a)        2010         2009         2010         2009
                               ------------ ------------ ------------ ------------ ------------ ------------
Units beginning of year        1,987,475           --    1,114,271      329,768    2,693,910    1,062,043
Units issued and transferred
  from other funding options   4,794,290    2,060,899    1,333,450      972,605    3,044,576    1,988,398
Units redeemed and transferred
  to other funding options      (820,451)     (73,424)    (520,384)    (188,102)    (705,167)    (356,531)
                               ------------ ------------ ------------ ------------ ------------ ------------
Units end of year              5,961,314    1,987,475    1,927,337    1,114,271    5,033,319    2,693,910
                               ============ ============ ============ ============ ============ ============

(a) Commenced on November 7, 2008 and began transactions in 2009.

(b) For the period May 4, 2009 to December 31, 2009.

(c) For the period October 15, 2009 to December 31, 2009.

(d) For the period May 3, 2010 to December 31, 2010.

MIST LEGG MASON CLEARBRIDGE      MIST THIRD AVENUE         MIST CLARION GLOBAL
          AGGRESSIVE GROWTH        SMALL CAP VALUE                 REAL ESTATE
        INVESTMENT DIVISION    INVESTMENT DIVISION         INVESTMENT DIVISION
------------------------------ ---------------------- ---------------------------
      2010             2009       2010        2009          2010          2009
------------- ---------------- ---------- ----------- ------------- -------------
 3,431,934        3,430,823    506,685     420,511    16,166,181    16,424,718
 1,763,048          994,770    134,296     154,032     2,583,837     3,486,051
(1,259,336)        (993,659)   (87,739)    (67,858)   (2,768,504)   (3,744,588)
------------- ---------------- ---------- ----------- ------------- -------------
 3,935,646        3,431,934    553,242     506,685    15,981,514    16,166,181
============= ================ ========== =========== ============= =============

    MIST PIMCO INFLATION                MIST JANUS              MIST BLACKROCK
          PROTECTED BOND                     FORTY              LARGE CAP CORE
     INVESTMENT DIVISION       INVESTMENT DIVISION         INVESTMENT DIVISION
--------------------------- ------------------------- ---------------------------
      2010          2009         2010         2009          2010          2009
------------- ------------- ------------ ------------ ------------- -------------
24,705,878    16,609,891    2,084,776    1,337,831    21,088,063    22,354,205
13,780,063    12,106,626      880,341    1,093,369     2,874,595     2,250,244
(4,837,227)   (4,010,639)    (597,781)    (346,424)   (3,297,594)   (3,516,386)
------------- ------------- ------------ ------------ ------------- -------------
33,648,714    24,705,878    2,367,336    2,084,776    20,665,064    21,088,063
============= ============= ============ ============ ============= =============

     MIST AMERICAN FUNDS        MIST AMERICAN FUNDS         MIST AMERICAN FUNDS
       GROWTH ALLOCATION                     GROWTH         MODERATE ALLOCATION
     INVESTMENT DIVISION        INVESTMENT DIVISION         INVESTMENT DIVISION
--------------------------- -------------------------- ---------------------------
      2010          2009          2010      2009 (a)         2010          2009
------------- ------------- ------------- ------------ ------------- -------------
32,850,723    15,561,108     8,205,983           --    46,032,309    15,201,857
 8,273,527    20,818,089    14,813,655    8,454,214    34,956,719    33,794,035
(5,884,563)   (3,528,474)   (1,240,254)    (248,231)   (5,978,636)   (2,963,583)
------------- ------------- ------------- ------------ ------------- -------------
35,239,687    32,850,723    21,779,384    8,205,983    75,010,392    46,032,309
============= ============= ============= ============ ============= =============

     MIST MET/FRANKLIN    MIST MET/FRANKLIN TEMPLETON            MIST DREMAN
         MUTUAL SHARES              FOUNDING STRATEGY        SMALL CAP VALUE
   INVESTMENT DIVISION            INVESTMENT DIVISION    INVESTMENT DIVISION
------------------------- ------------------------------ ----------------------
     2010         2009          2010             2009       2010     2009 (a)
------------ ------------ ------------- ---------------- ---------- -----------
2,188,969      696,867     5,631,074        2,808,700    238,413          --
2,554,173    1,783,789     1,738,280        3,730,680    480,691     249,367
 (409,502)    (291,687)   (1,165,735)        (908,306)   (61,483)    (10,954)
------------ ------------ ------------- ---------------- ---------- -----------
4,333,640    2,188,969     6,203,619        5,631,074    657,621     238,413
============ ============ ============= ================ ========== ===========

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:

                                MIST MET/TEMPLETON      MIST LOOMIS SAYLES                   MIST MFS
                                INTERNATIONAL BOND          GLOBAL MARKETS    EMERGING MARKETS EQUITY
                               INVESTMENT DIVISION     INVESTMENT DIVISION        INVESTMENT DIVISION
                               ---------------------- ----------------------- --------------------------
                                  2010     2009 (b)        2010    2009 (a)        2010       2009 (a)
                               ---------- ----------- ------------ ---------- ------------ -------------
Units beginning of year         64,135          --      277,759         --      922,163            --
Units issued and transferred
  from other funding options   341,593      67,042    1,009,229    300,088    1,969,373     1,016,520
Units redeemed and transferred
  to other funding options     (42,378)     (2,907)    (265,169)   (22,329)    (283,031)      (94,357)
                               ---------- ----------- ------------ ---------- ------------ -------------
Units end of year              363,350      64,135    1,021,819    277,759    2,608,505       922,163
                               ========== =========== ============ ========== ============ =============

                                         AMERICAN FUNDS                 AMERICAN FUNDS              AMERICAN FUNDS
                                          GROWTH-INCOME    GLOBAL SMALL CAPITALIZATION                        BOND
                                    INVESTMENT DIVISION            INVESTMENT DIVISION         INVESTMENT DIVISION
                               --------------------------- ------------------------------ ---------------------------
                                     2010          2009          2010             2009          2010          2009
                               ------------- ------------- ------------- ---------------- ------------- -------------
Units beginning of year         7,531,106     7,608,552    22,146,914       21,297,918     9,420,222     9,086,361
Units issued and transferred
  from other funding options    1,512,821     1,308,181     4,426,671        5,811,700     1,524,740     2,293,539
Units redeemed and transferred
  to other funding options     (1,444,308)   (1,385,627)   (4,703,154)      (4,962,704)   (2,048,631)   (1,959,678)
                               ------------- ------------- ------------- ---------------- ------------- -------------
Units end of year               7,599,619     7,531,106    21,870,431       22,146,914     8,896,331     9,420,222
                               ============= ============= ============= ================ ============= =============

(a) Commenced on November 7, 2008 and began transactions in 2009.

(b) For the period May 4, 2009 to December 31, 2009.

(c) For the period October 15, 2009 to December 31, 2009.

(d) For the period May 3, 2010 to December 31, 2010.

                        MIST MORGAN              MIST
                            STANLEY         MET/EATON
                            MID CAP    VANCE FLOATING
        MIST PIONEER         GROWTH              RATE              AMERICAN FUNDS
    STRATEGIC INCOME     INVESTMENT        INVESTMENT                      GROWTH
 INVESTMENT DIVISION       DIVISION          DIVISION         INVESTMENT DIVISION
----------------------- -------------- ----------------- ---------------------------
     2010    2009 (a)       2010 (d)          2010 (d)         2010          2009
------------ ---------- -------------- ----------------- ------------- -------------
  323,516         --             --                --     8,261,553     8,477,946
1,195,142    334,243     28,145,306           134,290       731,438     1,316,160
 (173,508)   (10,727)    (3,272,082)           (6,638)   (1,421,137)   (1,532,553)
------------ ---------- -------------- ----------------- ------------- -------------
1,345,150    323,516     24,873,224           127,652     7,571,854     8,261,553
============ ========== ============== ================= ============= =============

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS

The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

The following table is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for the respective stated periods in the five years ended December 31, 2010:

                                                          AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                     -------------------------------------- --------------------------------------------------
                                                   UNIT VALUE               INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                    LOWEST TO           NET        INCOME        LOWEST TO        LOWEST TO
                                          UNITS   HIGHEST ($)    ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                     ---------- ------------- ------------- ------------- ---------------- -------------------
MSF BlackRock Diversified       2010 20,865,957 13.00 - 48.05   703,823,057          1.90      0.95 - 2.30      6.83 - 8.62
  Investment Division           2009 23,518,536 11.97 - 44.24   732,160,930          5.14      0.95 - 2.30    14.34 - 16.20
                                2008 26,879,083 10.30 - 38.07   719,674,176          2.84      0.95 - 2.30 (25.52) - (25.50)
                                2007 32,595,866 13.83 - 51.10 1,170,554,586          2.58      0.95 - 2.30      4.85 - 4.89
                                2006 37,526,410 13.19 - 48.72 1,283,770,959          2.46      0.95 - 2.30      9.51 - 9.55
MSF BlackRock Aggressive        2010 13,591,177 13.70 - 54.17   506,917,230          0.06      0.95 - 2.30    12.38 - 14.22
  Growth Investment Division    2009 14,747,259 12.07 - 47.42   479,958,097          0.18      0.95 - 2.30    45.67 - 48.03
                                2008 15,776,330  8.20 - 32.04   344,820,349            --      0.95 - 2.30 (53.22) - (46.23)
                                2007 17,338,887 17.53 - 59.59   701,871,205            --      0.95 - 2.30    19.41 - 19.44
                                2006 19,464,489 14.68 - 49.89   657,568,742            --      0.95 - 2.30      5.72 - 5.76
MSF MetLife Stock Index         2010 69,017,391  3.90 - 46.46 2,646,303,266          1.69      0.50 - 2.30    11.89 - 14.08
  Investment Division           2009 71,097,931  3.45 - 40.78 2,393,363,534          2.63      0.50 - 2.30    23.06 - 25.42
                                2008 73,669,152  2.78 - 32.55 1,978,067,366          1.90      0.50 - 2.30 (38.08) - (37.57)
                                2007 78,221,903  4.49 - 52.14 3,349,337,677          1.00      0.50 - 2.30      3.70 - 4.45
                                2006 84,233,926  4.33 - 49.92 3,437,306,152          1.96      0.50 - 2.30    13.65 - 14.63
MSF Artio International Stock   2010 15,081,511  1.44 - 16.90   196,319,126          1.50      0.65 - 2.30      4.43 - 6.52
  Investment Division           2009 15,981,027  1.36 - 15.91   197,024,423          0.60      0.95 - 2.30    19.12 - 21.03
                                2008 17,118,077  1.13 - 13.15   171,501,812          3.04      0.95 - 2.30 (44.65) - (44.61)
                                2007 17,936,510  2.04 - 23.76   317,896,584          1.01      0.95 - 2.30      8.51 - 9.29
                                2006 19,598,686  1.88 - 21.74   303,786,074          1.40      0.95 - 2.30    15.34 - 15.39
MSF T. Rowe Price Small Cap     2010 14,000,629 15.22 - 20.54   264,120,256            --      0.50 - 2.30    31.60 - 34.02
  Growth Investment Division    2009 12,978,831 11.44 - 15.33   184,207,700          0.27      0.50 - 2.30    35.49 - 38.07
                                2008 13,211,532  8.98 - 11.11   136,853,170            --      0.50 - 2.30 (37.77) - (36.66)
                                2007 14,116,618 14.43 - 17.54   232,434,680            --      0.50 - 2.30      7.05 - 9.01
                                2006 15,941,305 13.48 - 16.09   242,247,448            --      0.50 - 2.30      1.28 - 5.58
MSF Oppenheimer Global Equity   2010 11,471,149 15.07 - 20.63   223,279,060          1.45      0.65 - 2.30    13.29 - 15.48
  Investment Division           2009 11,212,707 13.16 - 17.92   190,851,984          2.42      0.65 - 2.30    36.62 - 39.41
                                2008 11,151,246  9.53 - 12.89   137,369,852          2.09      0.65 - 2.30 (41.32) - (40.93)
                                2007 12,354,209 16.24 - 21.82   258,911,083          1.06      0.95 - 2.30      4.98 - 5.46
                                2006 12,611,019 15.47 - 20.69   252,144,743          2.50      0.95 - 2.30     3.97 - 15.52
MSF MFS Value Investment        2010 23,312,590  1.21 - 14.99   280,199,767          1.31      0.50 - 2.30     8.66 - 10.63
  Division                      2009 22,877,144  1.10 - 13.64   249,421,604            --      0.50 - 2.30    17.83 - 19.98
                                2008 23,729,130  0.93 - 10.00   216,469,833          1.94      0.50 - 2.30 (34.51) - (34.04)
                                2007 27,806,454  1.42 - 15.16   384,902,007          0.70      0.50 - 2.30   (4.70) - (4.53)
                                2006 29,942,093  1.49 - 15.88   434,098,969          0.69      0.50 - 2.30    16.41 - 18.07
MSF Neuberger Berman Mid        2010 20,637,451  2.52 - 27.90   505,689,035          0.73      0.50 - 2.30    23.19 - 25.42
  Cap Value Investment Division 2009 20,178,988  2.02 - 22.24   394,081,513          1.41      0.50 - 2.30    44.39 - 47.01
                                2008 21,460,291  1.39 - 15.13   282,701,972          0.70      0.50 - 2.30 (48.13) - (47.74)
                                2007 23,818,947  2.68 - 28.95   598,065,308          0.44      0.50 - 2.30      1.90 - 2.66
                                2006 24,671,441  2.63 - 28.20   591,103,464          0.41      0.50 - 2.30     9.58 - 10.68

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                         AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                    -------------------------------------- --------------------------------------------------
                                                  UNIT VALUE               INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                   LOWEST TO           NET        INCOME        LOWEST TO        LOWEST TO
                                         UNITS   HIGHEST ($)    ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                    ---------- ------------- ------------- ------------- ---------------- -------------------
MSF T. Rowe Price Large Cap    2010 13,494,657 12.65 - 15.75   195,957,544          0.17      0.50 - 2.30    14.08 - 16.30
  Growth Investment Division   2009 14,615,966 11.09 - 13.56   183,761,502          0.48      0.50 - 2.30    39.79 - 42.51
                               2008 14,856,276   7.93 - 9.53   132,037,051          0.47      0.50 - 2.30 (43.19) - (42.28)
                               2007 16,203,949 13.96 - 16.51   251,351,437          0.35      0.50 - 2.30     7.80 - 10.81
                               2006 15,405,207 12.95 - 14.90   222,083,603          0.27      0.95 - 2.30     8.82 - 12.11
MSF Barclays Capital Aggregate 2010 67,541,233  1.56 - 17.32 1,054,370,494          3.52      0.50 - 2.30      3.30 - 5.37
  Bond Index Investment        2009 60,512,287  1.50 - 16.47   901,723,219          5.60      0.50 - 2.30      2.59 - 4.49
  Division                     2008 53,280,392  1.45 - 15.77   761,920,074          4.54      0.50 - 2.30      4.32 - 5.13
                               2007 68,215,103  1.39 - 15.00   938,751,647          4.39      0.50 - 2.30      5.30 - 6.16
                               2006 65,531,063  1.32 - 14.13   852,204,327          4.21      0.50 - 2.30      2.33 - 3.29
MSF Morgan Stanley EAFE        2010 36,009,259  1.29 - 16.76   462,135,393          2.56      0.50 - 2.30      5.46 - 7.50
  Index Investment Division    2009 33,890,643  1.21 - 15.64   407,182,564          4.12      0.50 - 2.30    25.36 - 27.84
                               2008 32,911,652  0.96 - 12.27   309,589,902          2.79      0.50 - 2.30 (42.86) - (42.61)
                               2007 30,988,278  1.68 - 21.38   501,966,471          1.87      0.50 - 2.30      9.09 - 9.75
                               2006 29,342,449  1.54 - 19.48   427,803,567          1.62      0.50 - 2.30    24.19 - 24.55
MSF Russell 2000 Index         2010 15,715,274  1.81 - 20.12   280,017,667          1.00      0.50 - 2.30    23.70 - 26.10
  Investment Division          2009 16,192,484  1.45 - 15.97   230,205,898          1.91      0.50 - 2.30    22.81 - 25.20
                               2008 16,294,895  1.17 - 12.78   184,129,597          1.15      0.50 - 2.30 (34.64) - (33.99)
                               2007 17,619,764  1.79 - 19.36   299,893,291          0.85      0.50 - 2.30   (3.24) - (2.17)
                               2006 19,408,845  1.85 - 19.79   324,068,097          0.75      0.50 - 2.30    16.35 - 16.96
MSF Jennison Growth            2010 12,651,183  0.53 - 13.32    67,839,064          0.45      0.95 - 2.30     8.78 - 10.58
  Investment Division          2009 10,221,743  0.48 - 12.05    48,019,094          0.08      0.95 - 2.30    36.39 - 38.70
                               2008  7,367,023   0.35 - 8.69    23,825,643          2.33      0.95 - 2.30 (36.98) - (36.36)
                               2007  7,890,530  0.55 - 13.79    40,225,235          0.35      0.95 - 2.30    10.00 - 10.59
                               2006  8,576,214  0.50 - 12.47    39,590,079            --      0.65 - 2.30      0.00 - 1.80
MSF Neuberger Berman Genesis   2010 18,897,311  1.68 - 17.96   284,284,918          0.43      0.50 - 2.30    10.18 - 20.74
Investment Division            2009 21,389,031  1.40 - 14.87   265,456,589          1.00      0.50 - 2.30    10.27 - 12.28
                               2008 23,715,736  1.26 - 13.25   259,092,609          0.42      0.50 - 2.30 (39.13) - (38.86)
                               2007 29,000,340  2.07 - 21.67   511,252,758          0.22      0.50 - 2.30   (4.61) - (4.16)
                               2006 33,456,361  2.17 - 22.61   595,148,462          0.24      0.50 - 2.30    15.43 - 17.39
MSF MetLife Mid Cap Stock      2010 23,301,277  1.75 - 19.13   396,881,128          0.88      0.50 - 2.30    23.14 - 25.37
  Index Investment Division    2009 23,602,002  1.41 - 15.26   319,741,957          1.65      0.50 - 2.30    33.67 - 36.09
                               2008 22,949,647  1.04 - 11.21   232,486,143          1.30      0.50 - 2.30 (39.01) - (37.35)
                               2007 23,583,090  1.66 - 18.38   372,939,266          0.66      0.50 - 2.30     5.73 - 11.06
                               2006 23,088,638  1.57 - 16.55   338,969,155          1.09      0.50 - 2.30      8.28 - 9.82
MSF Loomis Sayles Small Cap    2010  4,256,184  1.08 - 12.81    43,602,855            --      0.50 - 2.30    28.37 - 30.68
  Growth Investment Division   2009  4,562,561   0.83 - 9.82    36,176,490            --      0.50 - 2.30    26.72 - 29.03
                               2008  4,490,130   0.65 - 7.63    27,534,390            --      0.50 - 2.30 (41.96) - (41.71)
                               2007  5,050,433  1.12 - 13.09    50,686,417            --      0.50 - 2.30      2.75 - 3.56
                               2006  5,444,279  1.09 - 12.64    50,649,297            --      0.60 - 2.30      7.92 - 8.97
MSF BlackRock Large Cap        2010 17,848,335  1.12 - 11.94   195,798,773          0.86      0.50 - 2.30      6.45 - 8.38
  Value Investment Division    2009 16,843,730  1.04 - 11.01   171,711,377          1.35      0.50 - 2.30     8.53 - 10.51
                               2008 15,206,819   0.95 - 9.97   139,910,970          0.61      0.50 - 2.30 (35.81) - (35.39)
                               2007 16,168,974  1.48 - 15.43   227,378,885          0.83      0.50 - 2.30      2.07 - 2.59
                               2006 13,310,230  1.45 - 15.04   180,791,724          0.86      0.50 - 2.30    17.89 - 20.03

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                               AS OF DECEMBER 31                              FOR THE YEAR ENDED DECEMBER 31
                                    ---------------------------------------- --------------------------------------------------
                                                      UNIT VALUE             INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                       LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                         UNITS       HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                    ---------- ----------------- ----------- ------------- ---------------- -------------------
MSF BlackRock Bond Income      2010 14,977,082      5.73 - 67.64 500,008,866          3.80      0.50 - 2.30      5.61 - 7.64
  Investment Division          2009 15,377,793      5.36 - 62.90 442,133,515          6.79      0.50 - 2.30      6.70 - 8.76
                               2008 16,836,670      4.97 - 57.90 424,475,862          5.20      0.50 - 2.30   (4.61) - (4.14)
                               2007 20,972,729      5.21 - 60.40 535,835,264          3.19      0.50 - 2.30      4.83 - 5.48
                               2006 23,926,765      4.97 - 57.26 540,560,849          5.70      0.50 - 2.30      2.90 - 5.96
MSF BlackRock Money Market     2010  7,489,620      2.52 - 24.90  76,398,280            --      0.95 - 2.30   (2.28) - (0.93)
  Investment Division          2009  9,055,515      2.55 - 25.21  78,480,535          0.33      0.95 - 2.30   (2.03) - (0.52)
                               2008 13,377,855      2.58 - 25.45  93,712,881          2.62      0.95 - 2.30      1.48 - 1.57
                               2007 10,358,956      2.54 - 25.08  62,077,315          4.87      0.95 - 2.30      3.55 - 3.67
                               2006 11,516,700      2.45 - 24.22  54,758,769          4.64      0.95 - 2.30      3.37 - 3.38
MSF Davis Venture Value        2010 24,503,478      3.46 - 38.17 590,814,367          0.86      0.50 - 2.30     9.17 - 11.27
  Investment Division          2009 24,861,457      3.13 - 34.34 500,253,145          1.35      0.50 - 2.30    28.66 - 31.14
                               2008 26,126,308      2.40 - 26.21 366,248,175          1.19      0.50 - 2.30 (40.30) - (39.83)
                               2007 30,239,376      4.02 - 43.56 632,228,776          0.67      0.50 - 2.30      3.08 - 3.84
                               2006 34,197,673      3.90 - 41.95 581,653,020          0.72      0.50 - 2.30    13.04 - 16.37
MSF Loomis Sayles Small Cap    2010  8,483,306      3.74 - 41.52 158,697,696          0.03      0.50 - 2.30    24.32 - 26.57
  Core Investment Division     2009  9,510,756      2.97 - 32.81 134,569,722          0.12      0.50 - 2.30    26.97 - 29.28
                               2008 10,338,609      2.31 - 25.38 102,115,332            --      0.50 - 2.30 (36.89) - (36.36)
                               2007 12,589,778      3.66 - 39.88 172,074,578          0.04      0.50 - 2.30    10.57 - 11.06
                               2006 14,311,549      3.31 - 35.91 138,255,142            --      0.50 - 2.30    14.93 - 19.03
MSF Met/Artisan Mid Cap Value  2010 10,171,808      3.19 - 35.17 217,605,252          0.68      0.50 - 2.30    12.15 - 14.19
  Investment Division          2009 11,496,387      2.81 - 30.80 210,520,522          0.99      0.50 - 2.30    37.98 - 40.49
                               2008 13,047,548      2.01 - 21.92 163,902,675          0.24      0.50 - 2.30 (46.83) - (46.41)
                               2007 16,773,744      3.78 - 40.90 371,717,132          0.48      0.50 - 2.30   (8.03) - (7.55)
                               2006 21,393,050      4.11 - 44.24 464,116,976          0.24      0.50 - 2.30    11.08 - 13.03
MSF Western Asset Management   2010 13,288,962      2.67 - 29.49 275,410,258          5.95      0.50 - 2.30     9.90 - 12.00
  Strategic Bond Opportunities 2009 13,614,452      2.40 - 26.35 251,254,370          6.51      0.50 - 2.30    28.90 - 31.36
  Investment Division          2008 15,406,849      1.84 - 20.08 206,957,543          4.04      0.50 - 2.30 (15.98) - (15.67)
                               2007 19,927,428      2.19 - 23.81 311,823,601          2.60      0.50 - 2.30      2.34 - 3.21
                               2006 20,959,143      2.14 - 23.07 297,952,830          4.86      0.50 - 2.30      3.88 - 6.86
MSF Western Asset Management   2010 15,023,442      1.82 - 20.10 239,870,128          2.49      0.50 - 2.30      3.09 - 5.12
  U.S. Government Investment   2009 14,375,216      1.75 - 19.15 216,669,959          4.26      0.50 - 2.30      1.71 - 3.56
  Division                     2008 13,590,779      1.69 - 18.49 192,871,484          4.26      0.50 - 2.30   (1.74) - (1.02)
                               2007 15,975,615      1.72 - 18.68 223,878,416          2.78      0.50 - 2.30      2.99 - 3.55
                               2006 16,648,243      1.67 - 18.04 209,598,108          3.37      0.50 - 2.30      2.45 - 3.32
MSF FI Value Leaders           2010  5,386,863      2.72 - 30.32  71,561,113          1.45      0.50 - 2.30    11.68 - 13.71
  Investment Division          2009  6,197,829      2.40 - 26.67  69,067,926          2.64      0.50 - 2.30    18.72 - 20.88
                               2008  7,122,172      2.00 - 22.06  61,290,542          1.74      0.50 - 2.30 (39.76) - (39.41)
                               2007  9,038,999      3.32 - 36.41 119,087,321          0.78      0.50 - 2.30      2.79 - 3.44
                               2006 10,998,926      3.23 - 35.20 125,283,837          0.89      0.50 - 2.30    10.24 - 16.17
MSF MFS Total Return           2010  7,658,769      4.81 - 54.99 142,302,103          2.91      0.50 - 2.30      7.30 - 9.25
  Investment Division          2009  8,470,625      4.43 - 50.34 133,692,456          4.16      0.50 - 2.30    15.61 - 17.71
                               2008  9,513,697      3.79 - 42.76 117,792,924          3.58      0.50 - 2.30 (23.12) - (22.75)
                               2007 11,900,145      4.93 - 55.35 181,671,595          2.03      0.50 - 2.30      2.92 - 3.61
                               2006 13,481,106      4.79 - 53.42 172,701,991          3.45      0.50 - 2.30    10.62 - 13.47

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                            AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                      --------------------------------------- --------------------------------------------------
                                                     UNIT VALUE               INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                      LOWEST TO           NET        INCOME        LOWEST TO        LOWEST TO
                                            UNITS   HIGHEST ($)    ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                      ----------- ------------- ------------- ------------- ---------------- -------------------
MSF BlackRock Legacy Large       2010  10,566,230  3.32 - 36.65   147,006,605          0.07      0.50 - 2.30    16.75 - 19.05
  Cap Growth Investment          2009  11,310,287  2.81 - 30.83   114,584,021          0.39      0.50 - 2.30    33.41 - 35.90
  Division                       2008  12,006,106  2.08 - 22.70    70,886,323          0.29      0.50 - 2.30 (37.35) - (31.38)
                                 2007  13,541,313  3.32 - 33.08    90,127,752          0.12      0.95 - 2.30    17.06 - 17.31
                                 2006  16,835,554  2.83 - 28.26    66,806,487          0.09      0.95 - 2.30      2.54 - 2.73
MSF MetLife Conservative         2010  34,931,385 11.69 - 12.95   432,541,976          3.47      0.50 - 2.30      7.55 - 9.50
  Allocation Investment Division 2009  25,915,327 10.87 - 11.83   295,306,945          2.96      0.50 - 2.30    17.79 - 19.91
                                 2008  17,373,413   9.23 - 9.86   166,398,948          0.94      0.50 - 2.30 (16.32) - (14.85)
                                 2007  10,388,575 11.03 - 11.58   117,743,317            --      0.50 - 2.30      3.08 - 5.08
                                 2006   3,846,366 10.70 - 11.02    41,847,468          2.77      0.50 - 2.30      4.49 - 6.47
MSF MetLife Conservative to      2010  92,893,969 11.56 - 12.80 1,137,111,581          3.28      0.50 - 2.30     8.99 - 10.97
  Moderate Allocation            2009  73,016,806 10.60 - 11.53   811,434,046          3.04      0.50 - 2.30    20.87 - 23.06
  Investment Division            2008  55,768,665   8.77 - 9.37   507,403,971          1.08      0.50 - 2.30 (23.41) - (21.98)
                                 2007  40,982,217 11.45 - 12.01   481,838,013            --      0.50 - 2.30      2.42 - 4.25
                                 2006  18,775,808 11.18 - 11.52   213,424,553          2.17      0.50 - 2.30      6.99 - 8.88
MSF MetLife Moderate             2010 270,336,724 11.36 - 12.58 3,253,209,310          2.43      0.50 - 2.30    10.60 - 12.61
  Allocation Investment Division 2009 197,414,896 10.27 - 11.17 2,125,104,855          2.71      0.50 - 2.30    23.65 - 25.90
                                 2008 140,869,174   8.30 - 8.87 1,213,561,775          0.80      0.50 - 2.30 (30.31) - (28.98)
                                 2007 102,023,736 11.91 - 12.49 1,247,257,412          0.03      0.50 - 2.30      1.97 - 3.82
                                 2006  40,986,807 11.68 - 12.03   486,543,592          1.42      0.50 - 2.30     9.36 - 11.39
MSF MetLife Moderate to          2010 138,767,656 11.08 - 12.27 1,628,677,260          2.14      0.50 - 2.30    12.10 - 14.13
  Aggressive Allocation          2009 140,559,044  9.88 - 10.75 1,456,360,305          2.49      0.50 - 2.30    26.16 - 28.46
  Investment Division            2008 120,035,284   7.83 - 8.37   975,444,229          0.60      0.50 - 2.30 (36.65) - (35.47)
                                 2007  87,404,290 12.36 - 12.97 1,108,485,404          0.04      0.50 - 2.30      1.48 - 3.35
                                 2006  32,625,979 12.18 - 12.55   403,711,600          0.97      0.50 - 2.30    11.64 - 13.88
MSF MetLife Aggressive           2010   9,173,933 10.69 - 11.84   104,502,479          1.03      0.50 - 2.30    13.06 - 15.11
  Allocation Investment Division 2009   8,324,237  9.45 - 10.28    82,882,515          2.13      0.50 - 2.30    28.49 - 30.84
                                 2008   7,121,224   7.36 - 7.86    54,531,083          0.57      0.50 - 2.30 (41.77) - (40.77)
                                 2007   6,432,595 12.64 - 13.27    83,662,336          0.11      0.50 - 2.30      0.88 - 2.79
                                 2006   3,456,574 12.53 - 12.91    44,087,129          0.83      0.50 - 2.30    13.09 - 15.27
MSF Met/Dimensional              2010     194,434 17.02 - 17.34     3,362,782          1.16      1.15 - 2.00    20.16 - 21.19
  International Small Company    2009      76,087 14.17 - 14.31     1,087,279            --      1.15 - 2.00    39.89 - 41.08
  Investment Division
  (Commenced 11/7/2008 and
  began transactions in 2009)
MSF Van Eck Global Natural       2010   1,309,383 18.55 - 18.92    24,700,698          0.23      1.15 - 2.05    26.41 - 27.55
  Resources Investment Division  2009     379,256 14.68 - 14.83     5,613,926            --      1.15 - 2.05    35.13 - 35.96
  (Commenced 5/4/2009)
MSF Zenith Equity Investment     2010   3,651,183         22.31    81,465,443          1.61             1.35            12.61
  Division                       2009   4,320,085         19.81    85,598,366          5.89             1.35            28.65
                                 2008   5,123,370         15.40    78,903,521          2.74             1.35           (39.35)
                                 2007   6,395,674         25.39   162,411,701          0.78             1.35             3.80
                                 2006   8,240,794         24.46   201,535,593          0.54             1.35             6.86

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                AS OF DECEMBER 31                              FOR THE YEAR ENDED DECEMBER 31
                                     ---------------------------------------- --------------------------------------------------
                                                       UNIT VALUE             INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                        LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                          UNITS       HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                     ---------- ----------------- ----------- ------------- ---------------- -------------------
Fidelity VIP Money Market       2010    766,151     11.14 - 17.00  12,251,820          0.17      0.95 - 2.05   (1.82) - (0.70)
  Investment Division           2009    942,138     11.34 - 17.12  15,639,330          0.72      0.95 - 2.05   (0.39) - (0.22)
                                2008    864,063             17.15  14,823,280          3.01      0.95 - 1.35             2.08
                                2007    933,116             16.80  15,686,013          5.07      0.95 - 1.35             4.09
                                2006    692,783             16.14  11,180,161          4.94      0.95 - 1.35             3.93
Fidelity VIP Equity-Income      2010  5,189,262      5.50 - 44.15  91,649,413          1.80      0.95 - 1.35    13.62 - 14.07
  Investment Division           2009  6,023,263      4.84 - 38.71  88,951,615          2.29      0.95 - 1.35    28.45 - 28.99
                                2008  7,160,081      3.77 - 30.01  77,071,469          2.30      0.95 - 1.35 (43.39) - (43.20)
                                2007  9,099,278      6.66 - 52.83 165,886,510          1.70      0.95 - 1.35      0.15 - 0.57
                                2006 11,832,896      6.65 - 52.53 194,150,780          3.36      0.95 - 1.35    18.54 - 19.06
Fidelity VIP Growth Investment  2010  2,111,729     42.22 - 42.23  89,166,883          0.28             0.95    23.00 - 23.01
  Division                      2009  2,292,307     34.32 - 34.33  78,687,001          0.45             0.95    27.08 - 27.09
                                2008  2,438,573             27.01  65,868,936          0.78      0.95 - 1.35           (47.67)
                                2007  2,815,092             51.61 145,295,256          0.83      0.95 - 1.35            25.76
                                2006  3,115,761             41.04 127,870,436          0.41      0.95 - 1.35             5.86
Fidelity VIP Investment Grade   2010    761,081             29.11  22,154,719          3.50             0.95             6.79
  Bond Investment Division      2009    794,594             27.26  21,659,031          8.79             0.95    14.63 - 14.64
                                2008    730,222             23.78  17,363,022          4.32      0.95 - 1.35            (4.15)
                                2007    841,730             24.81  20,883,287          3.91      0.95 - 1.35             3.37
                                2006    809,998             24.00  19,442,734          4.10      0.95 - 1.35             3.36
Fidelity VIP FundsManager 60%   2010 10,055,976       9.88 - 9.93  99,633,507          2.44      1.90 - 2.05    11.32 - 11.49
  Investment Division           2009      28017       8.87 - 8.90     248,942          1.19      1.90 - 2.05      0.07 - 0.09
  (Commenced 10/15/2009)
Calvert VP SRI Balanced         2010  1,850,748     21.72 - 28.66  50,866,287          1.43      0.50 - 1.55    10.37 - 11.54
  Investment Division           2009  1,901,894     19.68 - 25.89  47,408,049          2.21      0.50 - 1.55    23.36 - 24.67
                                2008  1,958,099     15.95 - 20.92  39,625,750          2.49      0.50 - 1.55 (32.39) - (32.17)
                                2007  2,076,677     23.59 - 30.84  62,179,011          2.41      0.50 - 1.55      1.20 - 1.48
                                2006  2,131,161     23.31 - 30.39  63,065,563          2.32      0.50 - 1.55      7.07 - 7.42
Calvert VP SRI Mid Cap          2010    371,121     32.96 - 32.97  12,234,406            --             0.95            30.24
  Growth Investment Division    2009    370,911             25.31   9,388,607            --             0.95    30.77 - 30.78
                                2008    377,930             19.35   7,315,009            --      0.95 - 1.35           (37.80)
                                2007    395,084             31.11  12,291,484            --      0.95 - 1.35             9.12
                                2006    419,490             28.51  11,959,917            --      0.95 - 1.35             5.87
MIST Lord Abbett Bond           2010 14,565,687      2.32 - 26.47 294,861,986          6.21      0.50 - 2.30    10.40 - 12.40
  Debenture Investment          2009 14,237,429      2.08 - 23.55 257,209,965          7.15      0.50 - 2.30    33.66 - 36.09
  Division                      2008 13,513,284      1.54 - 17.31 175,523,561          4.30      0.50 - 2.30 (19.79) - (19.00)
                                2007 16,100,140      1.92 - 21.37 253,650,839          5.19      0.50 - 2.30      5.49 - 6.00
                                2006 14,944,530      1.82 - 20.16 213,993,699          6.45      0.50 - 2.30     7.69 - 15.66
MIST MFS Research International 2010 20,874,325      1.48 - 16.11 258,478,220          1.81      0.50 - 2.30     8.88 - 10.85
  Investment Division           2009 23,007,961      1.34 - 14.57 245,592,968          3.18      0.50 - 2.30    28.57 - 30.91
                                2008 23,286,391      1.03 - 19.76 184,318,026          1.73      0.50 - 2.30   (43.41) - 1.39
                                2007 12,766,518      1.82 - 19.49 209,648,826          1.32      0.50 - 2.30    11.66 - 12.53
                                2006 10,492,478      1.63 - 17.32 149,723,466          1.54      0.50 - 2.30    25.38 - 25.78

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                         AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                    -------------------------------------- --------------------------------------------------
                                                  UNIT VALUE               INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                   LOWEST TO           NET        INCOME        LOWEST TO        LOWEST TO
                                         UNITS   HIGHEST ($)    ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                    ---------- ------------- ------------- ------------- ---------------- -------------------
MIST T. Rowe Price Mid Cap     2010 26,424,580  1.05 - 17.69   269,741,582            --      0.50 - 2.30    24.78 - 27.04
  Growth Investment Division   2009 24,198,838  0.84 - 13.94   191,894,410            --      0.50 - 2.30    42.12 - 44.74
                               2008 22,042,286   0.58 - 9.65   118,146,449          0.02      0.50 - 2.30 (40.82) - (40.21)
                               2007 22,430,313  0.98 - 16.14   195,979,982          0.10      0.50 - 2.30    16.67 - 16.79
                               2006 17,300,567  0.84 - 13.82   121,788,054            --      0.50 - 2.30      3.70 - 5.58
MIST PIMCO Total Return        2010 67,513,724  1.65 - 17.91 1,048,658,444          3.43      0.50 - 2.30      5.71 - 7.71
  Investment Division          2009 53,386,890  1.54 - 16.64   745,981,638          6.78      0.50 - 2.30    15.34 - 17.63
                               2008 41,057,029  1.32 - 14.17   488,023,782          3.85      0.50 - 2.30   (1.49) - (0.07)
                               2007 42,064,064  1.34 - 14.18   496,489,123          3.35      0.50 - 2.30      6.35 - 7.02
                               2006 41,833,228  1.26 - 13.25   447,135,058          2.71      0.50 - 2.30      3.28 - 4.00
MIST RCM Technology            2010 21,798,046  0.70 - 17.48   151,310,709            --      0.50 - 2.30    24.79 - 27.08
  Investment Division          2009 20,279,891  0.55 - 13.76   114,450,499            --      0.50 - 2.30    55.36 - 58.17
                               2008 14,885,344   0.35 - 8.73    53,261,194         13.65      0.50 - 2.30   (45.31) - 7.25
                               2007 16,760,786   0.64 - 8.14   110,341,128            --      0.50 - 2.30    28.00 - 30.45
                               2006 10,256,627   0.50 - 6.24    51,632,591            --      0.50 - 2.30      4.17 - 4.52
MIST Lazard Mid Cap            2010  4,081,305  1.57 - 16.94    62,137,025          0.89      0.50 - 2.30    20.07 - 22.25
  Investment Division          2009  4,007,439  1.29 - 13.86    49,807,030          1.18      0.50 - 2.30    33.65 - 36.08
                               2008  4,047,265  0.96 - 10.18    36,431,561          1.00      0.50 - 2.30 (38.85) - (38.23)
                               2007  5,071,031  1.57 - 16.48    72,090,954          0.42      0.60 - 2.30   (4.27) - (2.14)
                               2006  3,903,205  1.64 - 16.84    55,911,346          0.36      0.95 - 2.30    13.10 - 13.71
MIST Invesco Small Cap Growth  2010  2,311,559  1.60 - 17.28    34,771,690            --      0.50 - 2.30    23.32 - 25.55
  Investment Division          2009  2,575,281  1.28 - 13.77    30,768,907            --      0.50 - 2.30    30.78 - 33.15
                               2008  2,229,587  0.97 - 10.34    19,921,697            --      0.50 - 2.30 (39.75) - (39.03)
                               2007  2,376,018  1.61 - 16.96    34,057,199            --      0.50 - 2.30     9.52 - 11.14
                               2006  2,158,042  1.47 - 15.26    26,549,551            --      0.60 - 2.30    13.08 - 13.46
MIST Harris Oakmark            2010 22,318,089  2.02 - 21.68   422,198,591          1.89      0.50 - 2.30    13.77 - 15.92
  International Investment     2009 18,765,510  1.76 - 18.71   304,862,337          7.37      0.50 - 2.30    51.54 - 54.46
  Division                     2008 16,641,709  1.15 - 12.13   169,380,762          1.70      0.50 - 2.30 (41.62) - (41.17)
                               2007 22,007,795  1.97 - 20.62   371,672,206          0.83      0.50 - 2.30   (1.99) - (1.62)
                               2006 20,907,041  2.01 - 20.96   349,659,655          2.26      0.50 - 2.30    27.22 - 30.11
MIST Oppenheimer Capital       2010  5,676,113  7.69 - 10.94    49,119,197          0.44      0.50 - 2.30      6.92 - 8.86
  Appreciation Investment      2009  4,735,360  7.20 - 10.10    38,120,403            --      0.50 - 2.30    40.44 - 42.99
  Division                     2008  3,465,804   5.12 - 7.08    19,734,348          3.52      0.50 - 2.30 (47.22) - (46.44)
                               2007  2,717,423  9.70 - 13.22    29,294,308          0.01      0.50 - 2.30    10.98 - 13.38
                               2006  1,363,060  8.74 - 11.66    13,043,745          0.12      0.95 - 2.20      4.55 - 6.68
MIST Legg Mason ClearBridge    2010  3,935,646  0.77 - 12.07    29,795,656          0.03      0.95 - 2.30    20.97 - 22.89
  Aggressive Growth Investment 2009  3,431,934   0.63 - 9.83    21,068,292          0.06      0.95 - 2.30    29.92 - 32.20
  Division                     2008  3,430,823   0.48 - 7.43    15,633,985          0.01      0.95 - 2.30 (39.54) - (39.24)
                               2007  4,023,244  0.79 - 12.29    28,814,564          0.12      0.95 - 2.30      0.00 - 1.65
                               2006  4,707,535  0.79 - 12.09    32,574,530            --      0.95 - 2.30   (2.58) - (2.47)
MIST Third Avenue Small Cap    2010    553,242 17.52 - 19.19    10,020,158          1.13      0.50 - 1.55    18.05 - 19.30
  Value Investment Division    2009    506,685 14.84 - 16.09     7,743,513          1.12      0.50 - 1.55    24.51 - 25.82
                               2008    420,511 11.92 - 12.78     5,140,445          0.72      0.50 - 1.55 (30.90) - (30.20)
                               2007    372,086 17.25 - 18.31     6,558,207          0.92      0.50 - 1.55   (4.54) - (3.48)
                               2006    263,473 18.07 - 18.97     4,845,048          0.40      0.50 - 1.55    11.54 - 15.25

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                             AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                      ---------------------------------------- --------------------------------------------------
                                                      UNIT VALUE               INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                       LOWEST TO           NET        INCOME        LOWEST TO        LOWEST TO
                                           UNITS     HIGHEST ($)    ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                      ---------- --------------- ------------- ------------- ---------------- -------------------
MIST Clarion Global Real Estate  2010 15,981,514    2.46 - 15.15   228,566,225          8.23      0.50 - 2.30    13.47 - 15.53
  Investment Division            2009 16,166,181    2.14 - 13.11   201,669,413          3.29      0.50 - 2.30    31.67 - 34.24
                                 2008 16,424,718     1.60 - 9.78   154,233,055          1.70      0.50 - 2.30 (42.03) - (41.96)
                                 2007 17,894,107    2.76 - 16.85   292,163,974          0.99      0.50 - 2.30 (15.60) - (15.41)
                                 2006 19,937,445    3.27 - 19.92   388,024,131          0.93      0.50 - 2.30    36.82 - 37.28
MIST Legg Mason Value Equity     2010  5,093,914     0.62 - 6.76    30,136,193          1.93      0.95 - 2.30      4.90 - 6.84
  Investment Division            2009  4,269,554     0.58 - 6.38    22,707,490          1.57      0.95 - 2.30    34.83 - 36.52
  (Commenced 5/1/2006)           2008  3,725,248     0.43 - 4.46    14,386,996          0.14      0.95 - 2.30 (54.86) - (54.74)
                                 2007  3,799,284     0.95 - 9.88    31,781,234          0.00      0.95 - 2.30   (7.77) - (6.62)
                                 2006  3,971,358    1.03 - 10.58    35,194,160          0.09      0.95 - 2.30     7.33 - 12.38
MIST SSgA Growth ETF             2010  7,423,121   10.74 - 11.81    84,197,233          1.40      0.50 - 2.30    11.56 - 13.58
  Investment Division            2009  5,430,802    9.63 - 10.39    54,665,570          1.01      0.50 - 2.30    26.17 - 28.45
  (Commenced 5/1/2006)           2008    867,152     7.63 - 8.09     6,844,874          1.50      0.50 - 2.30 (34.51) - (33.31)
                                 2007  1,059,021   11.65 - 12.13    12,618,364            --      0.50 - 2.30      3.10 - 5.48
                                 2006    323,370   11.30 - 11.50     3,697,379          2.12      0.95 - 2.20    11.31 - 12.93
MIST SSgA Growth and Income      2010 49,243,201   11.14 - 12.25   579,390,787          1.07      0.50 - 2.30     9.69 - 11.68
  ETF Investment Division        2009 17,209,210   10.16 - 10.97   182,595,296          1.00      0.50 - 2.30    22.04 - 24.27
  (Commenced 5/1/2006)           2008  1,018,446     8.32 - 8.83     8,767,451          1.56      0.50 - 2.30 (26.82) - (25.42)
                                 2007    447,213   11.37 - 11.84     5,202,299          0.00      0.50 - 2.30      2.90 - 5.43
                                 2006    266,996   11.05 - 11.23     2,982,650          2.24      0.95 - 2.20     9.26 - 10.70
MIST PIMCO Inflation             2010 33,648,714   12.86 - 14.87   467,910,969          2.26      0.50 - 2.30      5.32 - 7.31
  Protected Bond Investment      2009 24,705,878   12.21 - 13.86   322,661,010          3.28      0.50 - 2.30    15.37 - 17.60
  Division (Commenced 5/1/2006)  2008 16,609,891   10.58 - 11.78   186,022,258          3.60      0.50 - 2.30   (9.03) - (7.24)
                                 2007  3,482,189   11.63 - 12.70    42,383,973          1.71      0.65 - 2.30     8.29 - 10.34
                                 2006  1,251,815   10.74 - 11.51    13,942,129            --      0.65 - 2.30    (1.91) - 0.00
MIST Janus Forty Investment      2010  2,367,336 119.99 - 294.59   380,880,175          1.59      0.50 - 2.30      6.91 - 8.97
  Division (Commenced 4/30/2007) 2009  2,084,776 112.23 - 270.33   309,364,810            --      0.50 - 2.30    39.61 - 42.29
                                 2008  1,337,831  80.39 - 175.43   140,033,926          4.92      0.50 - 2.30 (43.31) - (42.40)
                                 2007    278,638 141.80 - 304.58    50,773,976            --      0.50 - 2.30    27.11 - 29.23
MIST BlackRock Large Cap         2010 20,665,064    6.44 - 81.32   657,439,675          1.33    (0.08) - 2.30     9.90 - 12.73
   Core Investment Division      2009 21,088,063    5.80 - 72.68   639,219,543          1.76      0.50 - 2.30    16.49 - 18.60
  (Commenced 4/30/2007)          2008 22,354,205    4.93 - 61.28   589,682,261          0.68      0.50 - 2.30 (38.14) - (36.07)
                                 2007 25,988,537    7.97 - 95.85 1,097,792,508            --      0.60 - 2.30    (0.04) - 5.73
Variable B Investment Division   2010    103,828  39.93 - 146.66    14,265,716          1.36    (0.08) - 1.00    11.62 - 11.89
                                 2009    122,189  35.69 - 131.40    15,078,294          1.65             1.00    18.25 - 18.55
                                 2008    142,021  30.10 - 111.12    14,787,926          0.71             1.00 (37.74) - (37.59)
                                 2007    167,124  48.23 - 178.48    28,073,493          1.59             1.00      5.57 - 6.09
                                 2006    202,085  45.46 - 169.07    32,075,445          1.35             1.00    12.99 - 14.11
Variable C Investment Division   2010      6,244 146.66 - 187.23     1,092,411          1.37    (0.08) - 1.00    11.62 - 12.73
                                 2009      6,758 131.40 - 166.08     1,044,718          1.62             1.00    18.25 - 19.43
                                 2008      9,309 111.12 - 139.06     1,191,340          0.73             1.00 (37.74) - (37.12)
                                 2007     11,081 178.48 - 221.14     2,233,598          1.54             1.00      5.57 - 6.63
                                 2006     11,969 169.07 - 207.39     2,255,006          1.36             1.00    12.99 - 14.11

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                 AS OF DECEMBER 31                              FOR THE YEAR ENDED DECEMBER 31
                                      ---------------------------------------- --------------------------------------------------
                                                        UNIT VALUE             INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                         LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                           UNITS       HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                      ---------- ----------------- ----------- ------------- ---------------- -------------------
MIST American Funds Balanced     2010 54,397,965      9.65 - 10.17 539,848,602          1.00      0.50 - 2.30     9.61 - 11.67
  Allocation Investment Division 2009 30,034,186       8.81 - 9.11 269,080,901            --      0.50 - 2.30    26.39 - 29.21
  (Commenced 4/28/2008)          2008  9,087,721       6.97 - 7.06  63,741,086          6.96      0.50 - 2.30 (30.30) - (29.40)
MIST American Funds Growth       2010 35,239,687       9.18 - 9.64 332,353,082          0.88      0.50 - 2.30    10.91 - 12.92
  Allocation Investment Division 2009 32,850,723       8.28 - 8.54 276,545,341            --      0.50 - 2.30    31.00 - 33.36
  (Commenced 4/28/2008)          2008 15,561,108       6.32 - 6.40  99,006,699          7.24      0.50 - 2.30 (36.80) - (36.00)
MIST American Funds Growth       2010 21,779,384       9.00 - 9.27 201,192,477          0.18      1.15 - 2.25    15.69 - 16.97
  Investment Division            2009  8,205,983       7.78 - 7.92  64,876,014            --      1.15 - 2.25    35.80 - 37.30
  (Commenced 11/7/2008 and
  began transactions in 2009)
MIST American Funds Moderate     2010 75,010,392      9.89 - 10.39 762,782,012          1.41      0.50 - 2.30      7.40 - 9.36
  Allocation Investment Division 2009 46,032,309       9.21 - 9.50 431,332,093            --      0.50 - 2.30    20.59 - 22.79
  (Commenced 4/28/2008)          2008 15,201,857       7.64 - 7.74 116,911,851          6.90      0.50 - 2.30 (23.60) - (22.60)
MIST American Funds Bond         2010  5,961,314     10.12 - 10.43  61,894,293          1.53      1.15 - 2.25      3.74 - 4.89
  Investment Division            2009  1,987,475       9.79 - 9.94  19,704,304            --      1.15 - 2.05     9.85 - 10.84
  (Commenced 11/7/2008)
MIST Met/Templeton Growth        2010  1,927,337       8.96 - 9.34  17,633,999          1.01      0.50 - 2.05      5.48 - 7.12
  Investment Division            2009  1,114,271       8.50 - 8.72   9,591,357          0.02      0.50 - 2.05    29.92 - 31.97
  (Commenced 4/28/2008)          2008    329,768       6.54 - 6.61   2,167,857          1.01      0.50 - 2.30 (34.60) - (33.90)
MIST Met/Franklin Income         2010  5,033,319     10.84 - 11.37  56,016,534          3.76      0.50 - 2.30     9.28 - 11.26
  Investment Division            2009  2,693,910      9.92 - 10.22  27,160,816            --      0.50 - 2.30    24.92 - 27.19
  (Commenced 4/28/2008)          2008  1,062,043       7.94 - 8.01   8,486,992          4.42      0.95 - 2.30 (20.60) - (19.90)
MIST Met/Franklin Mutual         2010  4,333,640       8.69 - 9.12  38,703,192            --      0.50 - 2.30     8.51 - 10.46
  Shares Investment Division     2009  2,188,969       8.01 - 8.25  17,828,821            --      0.50 - 2.30    22.05 - 24.27
  (Commenced 4/28/2008)          2008    696,867       6.57 - 6.64   4,602,420          5.65      0.50 - 2.30 (34.30) - (33.60)
MIST Met/Franklin Templeton      2010  6,203,619       9.44 - 9.91  60,196,783            --      0.50 - 2.30      7.54 - 9.49
  Founding Strategy Investment   2009  5,631,074       8.78 - 9.05  50,292,640            --      0.50 - 2.30    25.64 - 27.92
  Division (Commenced 4/28/2008) 2008  2,808,700       7.01 - 7.06  19,766,948          3.23      0.95 - 2.30 (29.90) - (29.40)
MIST Dreman Small Cap Value      2010    657,621     14.17 - 14.91   9,722,885          0.58      1.15 - 2.05    16.83 - 17.89
  Investment Division            2009    238,413     12.13 - 12.65   2,992,834          0.18      1.15 - 2.05    26.17 - 27.30
  (Commenced 11/7/2008 and
  began transactions in 2009)
MIST Met/Templeton International 2010    363,350     12.08 - 12.25   4,442,866          0.46      1.15 - 2.00    11.30 - 12.25
  Bond Investment Division       2009     64,135     10.85 - 10.92     699,311            --      1.15 - 2.00      8.53 - 9.15
  (Commenced 5/4/2009)
MIST Loomis Sayles Global        2010  1,021,819     12.54 - 13.20  13,393,060          2.23      1.15 - 2.25    19.30 - 20.62
  Markets Investment Division    2009    277,759     10.60 - 10.94   3,025,890          0.16      1.15 - 2.00    38.04 - 39.22
  (Commenced 11/7/2008 and
  began transactions in 2009)
MIST MFS Emerging Markets        2010  2,608,505     12.08 - 12.72  32,997,742          0.84      1.15 - 2.25    20.90 - 22.24
  Equity Investment Division     2009    922,163     10.07 - 10.41   9,547,667          0.16      1.15 - 2.05    65.54 - 67.02
  (Commenced 11/7/2008 and
  began transactions in 2009)

METROPOLITAN LIFE SEPARATE ACCOUNT E
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)

8. FINANCIAL HIGHLIGHTS -- (CONCLUDED)

                                                         AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                   --------------------------------------- --------------------------------------------------
                                                  UNIT VALUE               INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                   LOWEST TO           NET        INCOME        LOWEST TO        LOWEST TO
                                        UNITS    HIGHEST ($)    ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                   ---------- -------------- ------------- ------------- ---------------- -------------------
MIST Pioneer Strategic Income 2010  1,345,150  22.44 - 26.04    34,118,467          3.53      1.15 - 2.05     9.77 - 10.76
  Investment Division         2009    323,516  20.44 - 23.51     7,426,917          0.48      1.15 - 2.05    30.07 - 31.25
  (Commenced 11/7/2008 and
  began transactions in 2009)
MIST Morgan Stanley Mid Cap   2010 24,873,224   1.51 - 16.94   386,858,882            --      0.50 - 2.30    15.85 - 16.84
  Growth Investment Division
  (Commenced 5/3/2010)
MIST Met/Eaton Vance Floating 2010    127,652  10.18 - 10.24     1,306,114            --      1.15 - 2.05      1.81 - 2.42
  Rate Investment Division
  (Commenced 5/3/2010)
American Funds Growth         2010  7,571,854 13.72 - 186.99 1,104,322,652          0.71      0.50 - 2.55    15.70 - 17.91
  Investment Division         2009  8,261,553 11.70 - 158.74 1,020,275,073          0.67      0.50 - 2.55    35.90 - 38.52
                              2008  8,477,946  8.50 - 114.72   752,066,110          0.81      0.50 - 2.30 (44.66) - (44.39)
                              2007  8,771,329 15.36 - 206.31 1,357,133,444          0.81      0.50 - 2.30    11.22 - 11.51
                              2006  8,417,997 13.81 - 185.02 1,149,387,485          0.85      0.50 - 2.55     9.17 - 11.82
American Funds Growth-Income  2010  7,599,619   9.91 - 124.6   738,591,508          1.51      0.50 - 2.55     8.62 - 10.71
  Investment Division         2009  7,531,106  9.04 - 112.66   664,724,752          1.65      0.50 - 2.55    27.94 - 30.40
                              2008  7,608,552   7.00 - 86.49   510,830,623          1.67      0.50 - 2.30 (38.81) - (38.31)
                              2007  8,436,306 11.44 - 140.21   910,533,909          1.55      0.50 - 2.30      3.34 - 4.25
                              2006  8,315,172 11.07 - 134.49   837,771,670          1.64      0.50 - 2.55    13.42 - 16.88
American Funds Global Small   2010 21,870,431   3.03 - 33.77   638,167,766          1.73      0.50 - 2.55    19.33 - 21.62
  Capitalization Investment   2009 22,146,914   2.52 - 27.79   528,416,498          0.29      0.50 - 2.55    57.24 - 60.26
  Division                    2008 21,297,918   1.59 - 17.36   315,284,802            --      0.50 - 2.30 (54.18) - (53.87)
                              2007 23,822,033   3.47 - 37.63   739,389,771          2.98      0.50 - 2.30    19.66 - 20.49
                              2006 19,667,484   2.90 - 31.23   508,804,900          0.46      0.50 - 2.55    21.85 - 24.08
American Funds Bond           2010  8,896,331  14.11 - 18.31   144,729,120          2.96      0.50 - 2.55      3.76 - 5.75
  Investment Division         2009  9,420,222  13.60 - 17.31   146,076,081          3.27      0.50 - 2.55     9.76 - 11.88
  (Commenced 5/1/2006 )       2008  9,086,361  12.39 - 15.47   126,975,777          5.10      0.50 - 2.30  (11.63) - (9.95)
                              2007 11,530,901  14.02 - 17.18   180,371,726          8.58      0.50 - 2.30      0.72 - 2.63
                              2006  3,673,065  13.92 - 16.74    56,466,709          1.06      0.50 - 2.55      4.27 - 6.32

(1) These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Divisions from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the Investment Division is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Investment Division invests. The investment income ratio is calculated as a weighted average ratio since the Investment Division may invest in two or more share classes, if any, within the underlying portfolio, series or fund of the Trusts which may have unique investment income ratios.

(2) These amounts represent the annualized contract expenses of each of the applicable Investment Divisions, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(3) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on minimum and maximum returns within each product grouping of the applicable Investment Divisions.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Metropolitan Life Insurance Company:

We have audited the accompanying consolidated balance sheets of Metropolitan Life Insurance Company and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, equity and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Metropolitan Life Insurance Company and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company changed its method of accounting for the recognition and presentation of other-than-temporary impairment losses for certain investments as required by accounting guidance adopted on April 1, 2009, and changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

New York, New York
March 31, 2011

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2010 AND 2009

                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                    2010       2009
                                                                  --------   --------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $153,708 and $145,439,
     respectively)..............................................  $159,535   $144,649
  Equity securities available-for-sale, at estimated fair value
     (cost: $1,898 and $2,191, respectively)....................     1,821      2,116
  Trading and other securities, at estimated fair value
     (includes: $463 and $420 of actively traded securities,
     respectively; and $201 and $0, respectively, relating to
     variable interest entities)................................       735        471
  Mortgage loans (net of valuation allowances of $522 and $594,
     respectively)..............................................    41,667     40,620
  Policy loans..................................................     8,270      8,099
  Real estate and real estate joint ventures (includes $10 and
     $18, respectively, relating to variable interest
     entities)..................................................     5,755      5,711
  Other limited partnership interests (includes $187 and $236,
     respectively, relating to variable interest entities)......     4,517      4,215
  Short-term investments, principally at estimated fair value...     2,369      3,315
  Other invested assets, principally at estimated fair value
     (includes $102 and $137, respectively, relating to variable
     interest entities).........................................     7,822      6,811
                                                                  --------   --------
     Total investments..........................................   232,491    216,007
Cash and cash equivalents, principally at estimated fair value
  (includes $55 and $9, respectively, relating to variable
  interest entities)............................................     3,485      3,347
Accrued investment income (includes $3 and $0, respectively,
  relating to variable interest entities).......................     2,183      2,066
Premiums, reinsurance and other receivables (includes $1 and $0,
  respectively, relating to variable interest entities).........    26,802     26,375
Deferred policy acquisition costs and value of business
  acquired......................................................     8,191      9,364
Current income tax recoverable..................................        --        121
Deferred income tax assets......................................        --      1,094
Other assets (includes $6 and $16, respectively, relating to
  variable interest entities)...................................     4,426      4,206
Separate account assets.........................................    97,829     80,377
                                                                  --------   --------
     Total assets...............................................  $375,407   $342,957
                                                                  ========   ========
LIABILITIES AND EQUITY
LIABILITIES
Future policy benefits..........................................  $102,950   $ 99,960
Policyholder account balances...................................    88,922     86,590
Other policy-related balances...................................     5,649      5,627
Policyholder dividends payable..................................       722        761
Policyholder dividend obligation................................       876         --
Payables for collateral under securities loaned and other
  transactions..................................................    17,014     14,662
Short-term debt.................................................       102        319
Long-term debt (includes $236 and $64, respectively, at
  estimated fair value, relating to variable interest
  entities).....................................................     3,610      3,502
Current income tax payable......................................       155         --
Deferred income tax liability...................................       950         --
Other liabilities (includes $61 and $26, respectively, relating
  to variable interest entities)................................    35,113     33,690
Separate account liabilities....................................    97,829     80,377
                                                                  --------   --------
     Total liabilities..........................................   353,892    325,488
                                                                  --------   --------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 13)
EQUITY
Metropolitan Life Insurance Company stockholder's equity:
  Common stock, par value $0.01 per share; 1,000,000,000 shares authorized; 494,466,664 shares issued and outstanding at
     both December 31, 2010 and 2009............................         5          5
  Additional paid-in capital....................................    14,445     14,438
  Retained earnings.............................................     6,001      4,817
  Accumulated other comprehensive income (loss).................       916     (2,082)
                                                                  --------   --------
     Total Metropolitan Life Insurance Company stockholder's
       equity...................................................    21,367     17,178
Noncontrolling interests........................................       148        291
                                                                  --------   --------
     Total equity...............................................    21,515     17,469
                                                                  --------   --------
     Total liabilities and equity...............................  $375,407   $342,957
                                                                  ========   ========




        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

                                  (IN MILLIONS)

                                                           2010      2009      2008
                                                         -------   -------   -------
REVENUES
Premiums...............................................  $18,519   $18,629   $18,444
Universal life and investment-type product policy
  fees.................................................    2,075     2,067     2,285
Net investment income..................................   11,605    10,189    11,114
Other revenues.........................................    1,725     1,739     1,882
Net investment gains (losses):
  Other-than-temporary impairments on fixed maturity
     securities........................................     (510)   (1,521)     (787)
  Other-than-temporary impairments on fixed maturity
     securities transferred to other comprehensive
     income (loss).....................................      150       623        --
  Other net investment gains (losses)..................      190      (769)     (742)
                                                         -------   -------   -------
     Total net investment gains (losses)...............     (170)   (1,667)   (1,529)
  Net derivative gains (losses)........................     (266)   (4,428)    5,001
                                                         -------   -------   -------
       Total revenues..................................   33,488    26,529    37,197
                                                         -------   -------   -------
EXPENSES
Policyholder benefits and claims.......................   20,707    20,662    20,699
Interest credited to policyholder account balances.....    2,523     2,669     3,181
Policyholder dividends.................................    1,443     1,612     1,716
Other expenses.........................................    6,259     6,009     6,578
                                                         -------   -------   -------
       Total expenses..................................   30,932    30,952    32,174
                                                         -------   -------   -------
Income (loss) from continuing operations before
  provision for income tax.............................    2,556    (4,423)    5,023
Provision for income tax expense (benefit).............      782    (1,890)    1,650
                                                         -------   -------   -------
Income (loss) from continuing operations, net of income
  tax..................................................    1,774    (2,533)    3,373
Income (loss) from discontinued operations, net of
  income tax...........................................       18        11      (189)
                                                         -------   -------   -------
Net income (loss)......................................    1,792    (2,522)    3,184
Less: Net income (loss) attributable to noncontrolling
  interests............................................       (3)       (5)       97
                                                         -------   -------   -------
Net income (loss) attributable to Metropolitan Life
  Insurance Company....................................  $ 1,795   $(2,517)  $ 3,087
                                                         =======   =======   =======




        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                        CONSOLIDATED STATEMENTS OF EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 2010

                                  (IN MILLIONS)


                                                                           ACCUMULATED OTHER
                                                                      COMPREHENSIVE INCOME (LOSS)
                                                         ----------------------------------------------------
                                                                                                                    TOTAL
                                                                                                                METROPOLITAN
                                                               NET                      FOREIGN      DEFINED   LIFE INSURANCE
                                   ADDITIONAL              UNREALIZED    OTHER-THAN-    CURRENCY     BENEFIT       COMPANY
                           COMMON    PAID-IN   RETAINED    INVESTMENT     TEMPORARY   TRANSLATION     PLANS     STOCKHOLDER'S
                            STOCK    CAPITAL   EARNINGS  GAINS (LOSSES)  IMPAIRMENTS  ADJUSTMENTS  ADJUSTMENT      EQUITY
                           ------  ----------  --------  --------------  -----------  -----------  ----------  --------------
Balance at December 31,
  2009...................    $5      $14,438    $4,817       $ (265)        $(341)        $ 51       $(1,527)      $17,178
Cumulative effect of
  change in accounting
  principle, net of
  income tax (Note 1)....                           30                                                                  30
                             --      -------    ------       ------         -----         ----       -------       -------
Balance at January 1,
  2010...................     5       14,438     4,847         (265)         (341)          51        (1,527)       17,208
Cumulative effect of
  change in accounting
  principle, net of
  income tax (Note 1)....                          (10)          10                                                     --
Capital contributions
  from MetLife, Inc.
  (Note 15)..............                  3                                                                             3
Excess tax benefits
  related to stock-based
  compensation...........                  4                                                                             4
Dividends on common
  stock..................                         (631)                                                               (631)
Change in equity of
  noncontrolling
  interests..............
Comprehensive income
  (loss):
  Net income (loss)......                        1,795                                                               1,795
  Other comprehensive
     income (loss):
     Unrealized gains
       (losses) on
       derivative
       instruments, net
       of income tax.....                                       118                                                    118
     Unrealized
       investment gains
       (losses), net of
       related offsets
       and income tax....                                     2,701            87                                    2,788
     Foreign currency
       translation
       adjustments, net
       of income tax.....                                                                  (16)                        (16)
     Defined benefit
       plans adjustment,
       net of income
       tax...............                                                                                 98            98
                                                                                                                   -------
       Other
          comprehensive
          income (loss)..                                                                                            2,988
                                                                                                                   -------
  Comprehensive income
     (loss)..............                                                                                            4,783
                             --      -------    ------       ------         -----         ----       -------       -------
Balance at December 31,
  2010...................    $5      $14,445    $6,001       $2,564         $(254)        $ 35       $(1,429)      $21,367
                             ==      =======    ======       ======         =====         ====       =======       =======

                           NONCONTROLLING   TOTAL
                              INTERESTS     EQUITY
                           --------------  -------
Balance at December 31,
  2009...................       $ 291      $17,469
Cumulative effect of
  change in accounting
  principle, net of
  income tax (Note 1)....                       30
                                -----      -------
Balance at January 1,
  2010...................         291       17,499
Cumulative effect of
  change in accounting
  principle, net of
  income tax (Note 1)....                       --
Capital contributions
  from MetLife, Inc.
  (Note 15)..............                        3
Excess tax benefits
  related to stock-based
  compensation...........                        4
Dividends on common
  stock..................                     (631)
Change in equity of
  noncontrolling
  interests..............        (146)        (146)
Comprehensive income
  (loss):
  Net income (loss)......          (3)       1,792
  Other comprehensive
     income (loss):
     Unrealized gains
       (losses) on
       derivative
       instruments, net
       of income tax.....                      118
     Unrealized
       investment gains
       (losses), net of
       related offsets
       and income tax....           6        2,794
     Foreign currency
       translation
       adjustments, net
       of income tax.....                      (16)
     Defined benefit
       plans adjustment,
       net of income
       tax...............                       98
                                -----      -------
       Other
          comprehensive
          income (loss)..           6        2,994
                                -----      -------
  Comprehensive income
     (loss)..............           3        4,786
                                -----      -------
Balance at December 31,
  2010...................       $ 148      $21,515
                                =====      =======




        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                  CONSOLIDATED STATEMENTS OF EQUITY (CONTINUED)
                      FOR THE YEAR ENDED DECEMBER 31, 2009

                                  (IN MILLIONS)


                                                                                            ACCUMULATED OTHER
                                                                                       COMPREHENSIVE INCOME (LOSS)
                                                                          ----------------------------------------------------
                                                                                NET                      FOREIGN      DEFINED
                                                    ADDITIONAL              UNREALIZED    OTHER-THAN-    CURRENCY     BENEFIT
                                            COMMON    PAID-IN   RETAINED    INVESTMENT     TEMPORARY   TRANSLATION     PLANS
                                             STOCK    CAPITAL   EARNINGS  GAINS (LOSSES)  IMPAIRMENTS  ADJUSTMENTS  ADJUSTMENT
                                            ------  ----------  --------  --------------  -----------  -----------  ----------
Balance at December 31, 2008..............    $5      $14,437    $ 7,298      $(7,701)       $  --         $143       $(1,437)
Cumulative effect of change in accounting
  principle, net of income tax (Note 1)...                            36                       (36)
  Capital contributions from MetLife, Inc.
     (Note 15)............................                  3
  Excess tax liabilities related to stock-
     based compensation...................                 (2)
  Change in equity of noncontrolling
     interests............................
Comprehensive income (loss):
  Net income (loss).......................                        (2,517)
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax.........................                                       (162)
     Unrealized investment gains (losses),
       net of related offsets and income
       tax................................                                      7,598         (305)
     Foreign currency translation
       adjustments, net of income tax.....                                                                  (92)
     Defined benefit plans adjustment, net
       of income tax......................                                                                                (90)
     Other comprehensive income (loss)....
  Comprehensive income (loss).............
                                              --      -------    -------      -------        -----         ----       -------
Balance at December 31, 2009..............    $5      $14,438    $ 4,817      $  (265)       $(341)        $ 51       $(1,527)
                                              ==      =======    =======      =======        =====         ====       =======

                                                 TOTAL
                                             METROPOLITAN
                                            LIFE INSURANCE
                                                COMPANY
                                             STOCKHOLDER'S  NONCONTROLLING   TOTAL
                                                EQUITY         INTERESTS     EQUITY
                                            --------------  --------------  -------
Balance at December 31, 2008..............      $12,745          $ 83       $12,828
Cumulative effect of change in accounting
  principle, net of income tax (Note 1)...           --                          --
  Capital contributions from MetLife, Inc.
     (Note 15)............................            3                           3
  Excess tax liabilities related to stock-
     based compensation...................           (2)                         (2)
  Change in equity of noncontrolling
     interests............................                        218           218
Comprehensive income (loss):
  Net income (loss).......................       (2,517)           (5)       (2,522)
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax.........................         (162)                       (162)
     Unrealized investment gains (losses),
       net of related offsets and income
       tax................................        7,293            (5)        7,288
     Foreign currency translation
       adjustments, net of income tax.....          (92)                        (92)
     Defined benefit plans adjustment, net
       of income tax......................          (90)                        (90)
                                                -------          ----       -------
     Other comprehensive income (loss)....        6,949            (5)        6,944
                                                -------          ----       -------
  Comprehensive income (loss).............        4,432           (10)        4,422
                                                -------          ----       -------
Balance at December 31, 2009..............      $17,178          $291       $17,469
                                                =======          ====       =======




        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                CONSOLIDATED STATEMENTS OF EQUITY -- (CONTINUED)
                      FOR THE YEAR ENDED DECEMBER 31, 2008

                                  (IN MILLIONS)


                                                                                      ACCUMULATED OTHER
                                                                                 COMPREHENSIVE INCOME (LOSS)
                                                                           ---------------------------------------
                                                                                                                         TOTAL
                                                                                                                     METROPOLITAN
                                                                                 NET         FOREIGN      DEFINED   LIFE INSURANCE
                                                     ADDITIONAL              UNREALIZED      CURRENCY     BENEFIT       COMPANY
                                             COMMON    PAID-IN   RETAINED    INVESTMENT    TRANSLATION     PLANS     STOCKHOLDER'S
                                              STOCK    CAPITAL   EARNINGS  GAINS (LOSSES)  ADJUSTMENTS  ADJUSTMENT      EQUITY
                                             ------  ----------  --------  --------------  -----------  ----------  --------------
Balance at December 31, 2007...............    $5      $14,426    $ 5,529      $ 1,342        $ 283       $  (284)     $ 21,301
Treasury stock transactions, net -- by
  subsidiary...............................                (11)                                                             (11)
Capital contributions from MetLife, Inc.
  (Note 15)................................                 13                                                               13
Excess tax benefits related to stock-based
  compensation.............................                  9                                                                9
Dividends of interest in subsidiary (Note
  2).......................................                        (1,318)                                               (1,318)
Dividends on subsidiary common stock.......
Change in equity of noncontrolling
  interests................................
Comprehensive income (loss):
  Net income (loss)........................                         3,087                                                 3,087
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax..........................                                        272                                      272
     Unrealized investment gains (losses),
       net of related offsets and income
       tax.................................                                     (9,315)                                  (9,315)
     Foreign currency translation
       adjustments, net of income tax......                                                    (140)                       (140)
     Defined benefit plans adjustment, net
       of income tax.......................                                                                (1,153)       (1,153)
                                                                                                                       --------
     Other comprehensive income (loss).....                                                                             (10,336)
                                                                                                                       --------
  Comprehensive income (loss)..............                                                                              (7,249)
                                               --      -------    -------      -------        -----       -------      --------
Balance at December 31, 2008...............    $5      $14,437    $ 7,298      $(7,701)       $ 143       $(1,437)     $ 12,745
                                               ==      =======    =======      =======        =====       =======      ========

                                             NONCONTROLLING INTERESTS
                                             ------------------------
                                             DISCONTINUED  CONTINUING    TOTAL
                                              OPERATIONS   OPERATIONS   EQUITY
                                             ------------  ----------  --------
Balance at December 31, 2007...............     $ 1,534       $162     $ 22,997
Treasury stock transactions, net -- by
  subsidiary...............................                                 (11)
Capital contributions from MetLife, Inc.
  (Note 15)................................                                  13
Excess tax benefits related to stock-based
  compensation.............................                                   9
Dividends of interest in subsidiary (Note
  2).......................................                              (1,318)
Dividends on subsidiary common stock.......          34                      34
Change in equity of noncontrolling
  interests................................      (1,409)       (82)      (1,491)
Comprehensive income (loss):
  Net income (loss)........................          94          3        3,184
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax..........................                                 272
     Unrealized investment gains (losses),
       net of related offsets and income
       tax.................................        (150)                 (9,465)
     Foreign currency translation
       adjustments, net of income tax......        (107)                   (247)
     Defined benefit plans adjustment, net
       of income tax.......................           4                  (1,149)
                                                -------       ----     --------
     Other comprehensive income (loss).....        (253)        --      (10,589)
                                                -------       ----     --------
  Comprehensive income (loss)..............        (159)         3       (7,405)
                                                -------       ----     --------
Balance at December 31, 2008...............     $    --       $ 83     $ 12,828
                                                =======       ====     ========




        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

                                  (IN MILLIONS)


                                                              2010       2009       2008
                                                            --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss).........................................  $  1,792   $ (2,522)  $  3,184
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation and amortization expenses..................       394        381        258
  Amortization of premiums and accretion of discounts
     associated with investments, net.....................      (709)      (715)      (660)
  (Gains) losses on investments and derivatives and from
     sales of businesses, net.............................       380      6,081     (2,868)
  Undistributed equity earnings of real estate joint
     ventures and other limited partnership interests.....      (270)       716        524
  Interest credited to policyholder account balances......     2,523      2,669      3,289
  Universal life and investment-type product policy fees..    (2,075)    (2,067)    (2,285)
  Change in trading and other securities..................       (14)      (165)        74
  Change in accrued investment income.....................      (117)        14        316
  Change in premiums, reinsurance and other receivables...      (377)      (507)    (1,734)
  Change in deferred policy acquisition costs, net........       147       (441)      (100)
  Change in income tax recoverable (payable)..............       735     (2,340)       630
  Change in other assets..................................       283        (10)     2,828
  Change in insurance-related liabilities and policy-
     related balances.....................................     2,469      2,582      5,117
  Change in other liabilities.............................       684      3,330      1,730
  Other, net..............................................       266         85        161
                                                            --------   --------   --------
Net cash provided by operating activities.................     6,111      7,091     10,464
                                                            --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities............................    49,828     41,437     68,089
     Equity securities....................................       520      1,030      2,140
     Mortgage loans.......................................     4,853      4,589      5,238
     Real estate and real estate joint ventures...........       241         30        159
     Other limited partnership interests..................       383        751        404
  Purchases of:
     Fixed maturity securities............................   (57,961)   (51,066)   (56,251)
     Equity securities....................................      (157)      (544)    (1,094)
     Mortgage loans.......................................    (5,820)    (3,231)    (8,819)
     Real estate and real estate joint ventures...........      (539)      (318)    (1,071)
     Other limited partnership interests..................      (614)      (585)    (1,163)
  Cash received in connection with freestanding
     derivatives..........................................       712      1,801      5,448
  Cash paid in connection with freestanding derivatives...      (920)    (1,748)    (5,420)
  Sales of businesses.....................................        --         --         (4)
  Dividend of subsidiary..................................        --         --       (270)
  Net change in policy loans..............................      (171)      (218)      (193)
  Net change in short-term investments....................       841      4,268     (6,967)
  Net change in other invested assets.....................       142       (740)    (1,859)
  Net change in property, equipment and leasehold
     improvements.........................................      (138)      (109)      (171)
  Other, net..............................................        (7)         1         --
                                                            --------   --------   --------
Net cash used in investing activities.....................  $ (8,807)  $ (4,652)  $ (1,804)
                                                            --------   --------   --------


        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

              CONSOLIDATED STATEMENTS OF CASH FLOWS -- (CONTINUED) FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

                                  (IN MILLIONS)

                                                              2010       2009       2008
                                                            --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits.............................................  $ 44,481   $ 51,313   $ 58,338
     Withdrawals..........................................   (43,381)   (57,182)   (48,818)
  Net change in payables for collateral under securities
     loaned and other transactions........................     2,352     (3,987)   (10,303)
  Net change in short-term debt...........................      (217)       (95)        57
  Long-term debt issued...................................       188      1,205         27
  Long-term debt repaid...................................      (324)      (737)       (21)
  Dividends on common stock...............................      (232)        --         --
  Other, net..............................................       (33)       112          8
                                                            --------   --------   --------
Net cash provided by (used in) financing activities.......     2,834     (9,371)      (712)
                                                            --------   --------   --------
Change in cash and cash equivalents.......................       138     (6,932)     7,948
Cash and cash equivalents, beginning of year..............     3,347     10,279      2,331
                                                            --------   --------   --------
CASH AND CASH EQUIVALENTS, END OF YEAR....................  $  3,485   $  3,347   $ 10,279
                                                            ========   ========   ========
Cash and cash equivalents, subsidiaries held-for-sale,
  beginning of year.......................................  $     --   $     --   $    404
                                                            ========   ========   ========
CASH AND CASH EQUIVALENTS, SUBSIDIARIES HELD-FOR-SALE, END
  OF YEAR.................................................  $     --   $     --   $     --
                                                            ========   ========   ========
Cash and cash equivalents, from continuing operations,
  beginning of year.......................................  $  3,347   $ 10,279   $  1,927
                                                            ========   ========   ========
CASH AND CASH EQUIVALENTS, FROM CONTINUING OPERATIONS, END
  OF YEAR.................................................  $  3,485   $  3,347   $ 10,279
                                                            ========   ========   ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Net cash paid during the year for:
     Interest.............................................  $    217   $    166   $    268
                                                            ========   ========   ========
     Income tax...........................................  $    183   $    285   $    494
                                                            ========   ========   ========
  Non-cash transactions during the year:
     Dividend of subsidiary:
       Assets disposed....................................  $     --   $     --   $ 22,135
       Liabilities disposed...............................        --         --    (20,689)
                                                            --------   --------   --------
       Net assets disposed................................        --         --      1,446
       Cash disposed......................................        --         --        270
       Dividend of interests in subsidiary................        --         --     (1,318)
                                                            --------   --------   --------
       Loss on dividend of interests in subsidiary........  $     --   $     --   $    398
                                                            ========   ========   ========
  Purchase money mortgage loans on sales of real estate
     joint ventures.......................................  $      2   $     93   $     --
                                                            ========   ========   ========
  Fixed maturity securities received in connection with
     insurance contract commutation.......................  $     --   $     --   $    115
                                                            ========   ========   ========
  Capital contribution from MetLife, Inc. ................  $      3   $      3   $     13
                                                            ========   ========   ========
  Dividends to MetLife, Inc. .............................  $    399   $     --   $     --
                                                            ========   ========   ========
  Real estate and real estate joint ventures acquired in
     satisfaction of debt.................................  $     58   $    209   $     --
                                                            ========   ========   ========
  Issuance of secured demand note collateral agreement....  $     --   $     --   $     25
                                                            ========   ========   ========
  Long-term debt issued to MetLife, Inc. in exchange for
     fixed maturity securities............................  $     --   $    300   $     --
                                                            ========   ========   ========





        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     Metropolitan Life Insurance Company and its subsidiaries (collectively, "MLIC" or the "Company") is a leading provider of insurance, annuities and employee benefit programs throughout the United States. The Company offers life insurance and annuities to individuals, as well as group insurance and retirement & savings products and services to corporations and other institutions. Metropolitan Life Insurance Company is a wholly-owned subsidiary of MetLife, Inc.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Metropolitan Life Insurance Company and its subsidiaries, as well as partnerships and joint ventures in which the Company has control, and variable interest entities ("VIEs") for which the Company is the primary beneficiary. See "-- Adoption of New Accounting Pronouncements." Closed block assets, liabilities, revenues and expenses are combined on a line-by-line basis with the assets, liabilities, revenues and expenses outside the closed block based on the nature of the particular item. See Note 10. Intercompany accounts and transactions have been eliminated.

     Certain amounts in the prior years consolidated financial statements have been reclassified to conform with the 2010 presentation. Such reclassifications include:

     - Reclassification from other net investment gains (losses) of ($4,428) million and $5,001 million to net derivative gains (losses) in the consolidated statements of operations for the years ended December 31, 2009 and 2008, respectively;

     - Reclassification from net change in other invested assets of $1,801 million and $5,448 million to cash received in connection with freestanding derivatives and ($1,748) million and ($5,420) million to cash paid in connection with freestanding derivatives, all within cash flows from investing activities, in the consolidated statements of cash flows for the years ended December 31, 2009 and 2008, respectively; and

     - Realignment that affected assets, liabilities and results of operations on a segment basis with no impact to the consolidated results. See Note 17.

     See Note 18 for reclassifications related to discontinued operations.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements.

     A description of critical estimates is incorporated within the discussion of the related accounting policies which follows. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Fair Value

     As described below, certain assets and liabilities are measured at estimated fair value on the Company's consolidated balance sheets. In addition, the notes to these consolidated financial statements include further disclosures of estimated fair values. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In many cases, the exit price and the transaction (or entry) price will be the same at initial recognition. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third party with the same credit standing. It requires that fair value be a market-based measurement in which the fair value is determined based on a hypothetical transaction at the measurement date, considered from the perspective of a market participant. When quoted prices are not used to determine fair value of an asset, the Company considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of input to its valuation. The input levels are as follows:

     Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

     Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

     Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of estimated fair value requires significant management judgment or estimation.

     Prior to January 1, 2009, the measurement and disclosures of fair value based on exit price excluded certain items such as nonfinancial assets and nonfinancial liabilities initially measured at estimated fair value in a business combination, reporting units measured at estimated fair value in the first step of a goodwill impairment test and indefinite-lived intangible assets measured at estimated fair value for impairment assessment.

     In addition, the Company elected the fair value option ("FVO") for certain of its financial instruments to better match measurement of assets and liabilities in the consolidated statements of operations.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Investments

     The accounting policies for the Company's principal investments are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value.

          Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss), net of policyholder-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded in net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and ABS and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and ABS, the effective yield is recalculated on a retrospective basis.

          The Company periodically evaluates fixed maturity and equity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of severity and/or age of the gross unrealized loss, as summarized in Note 3 "-- Aging of Gross Unrealized Loss and OTTI Loss for Fixed Maturity and Equity Securities Available-for-Sale." An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, greater weight and consideration are given by the Company to a decline in market value and the likelihood such market value decline will recover.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) with respect to fixed maturity securities, whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below cost or

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     amortized cost recovers; (vii) with respect to equity securities, whether the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its estimated fair value to an amount equal to or greater than cost; (viii) unfavorable changes in forecasted cash flows on mortgage-backed and ABS; and (ix) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          Effective April 1, 2009, the Company prospectively adopted guidance on the recognition and presentation of other-than-temporary impairment ("OTTI") losses as described in "-- Adoption of New Accounting Pronouncements -- Financial Instruments." The guidance requires that an OTTI be recognized in earnings for a fixed maturity security in an unrealized loss position when it is anticipated that the amortized cost will not be recovered. In such situations, the OTTI recognized in earnings is the entire difference between the fixed maturity security's amortized cost and its estimated fair value only when either: (i) the Company has the intent to sell the fixed maturity security; or (ii) it is more likely than not that the Company will be required to sell the fixed maturity security before recovery of the decline in estimated fair value below amortized cost. If neither of these two conditions exist, the difference between the amortized cost of the fixed maturity security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than credit factors ("noncredit loss") is recorded in other comprehensive income (loss). There was no change for equity securities which, when an OTTI has occurred, continue to be impaired for the entire difference between the equity security's cost and its estimated fair value with a corresponding charge to earnings. The Company does not make any adjustments for subsequent recoveries in value.

          Prior to the adoption of the OTTI guidance, the Company recognized in earnings an OTTI for a fixed maturity security in an unrealized loss position unless it could assert that it had both the intent and ability to hold the fixed maturity security for a period of time sufficient to allow for a recovery of estimated fair value to the security's amortized cost. Also, prior to the adoption of this guidance, the entire difference between the fixed maturity security's amortized cost basis and its estimated fair value was recognized in earnings if it was determined to have an OTTI.

          With respect to equity securities, the Company considers in its OTTI analysis its intent and ability to hold a particular equity security for a period of time sufficient to allow for the recovery of its estimated fair value to an amount equal to or greater than cost. If a sale decision is made for an equity security and it is not expected to recover to an amount at least equal to cost prior to the expected time of the sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an OTTI loss will be recorded in earnings. When an OTTI loss has occurred, the OTTI loss is the entire difference between the equity security's cost and its estimated fair value with a corresponding charge to earnings.

          With respect to perpetual hybrid securities that have attributes of both debt and equity, some of which are classified as fixed maturity securities and some of which are classified as non-redeemable preferred stock within equity securities, the Company considers in its OTTI analysis whether there has been any deterioration in credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. The Company also considers whether any perpetual hybrid securities, with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security's cost and its estimated fair value with a corresponding charge to earnings.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          The Company's methodology and significant inputs used to determine the amount of the credit loss on fixed maturity securities under the OTTI guidance are as follows:

     (i) The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows expected to be received. The discount rate is generally the effective interest rate of the fixed maturity security prior to impairment.

     (ii) When determining the collectability and the period over which value is expected to recover, the Company applies the same considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

     (iii) Additional considerations are made when assessing the unique features that apply to certain structured securities such as residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.

     (iv) When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, management considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process which incorporates available information and management's best estimate of scenarios-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates, and the overall macroeconomic conditions.

          The cost or amortized cost of fixed maturity and equity securities is adjusted for OTTI in the period in which the determination is made. These impairments are included within net investment gains (losses). The Company does not change the revised cost basis for subsequent recoveries in value.

          In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

          The Company purchases and receives beneficial interests in special purpose entities ("SPEs"), which enhance the Company's total return on its investment portfolio principally by providing equity-based returns on fixed maturity securities. These investments are generally made through structured notes and similar instruments (collectively, "Structured Investment Transactions"). The Company has not guaranteed the performance, liquidity or obligations of the SPEs and its exposure to loss is limited to its carrying value of the beneficial interests in the SPEs. The Company does not consolidate such SPEs as it has determined it is

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     not the primary beneficiary. These Structured Investment Transactions are included in fixed maturity securities and their investment income is generally recognized using the retrospective interest method. Impairments of these investments are included in net investment gains (losses). In addition, the Company has invested in certain structured transactions that are VIEs. These structured transactions include asset-backed securitizations, hybrid securities, real estate joint ventures, other limited partnership interests, and limited liability companies. The Company consolidates those VIEs for which it is deemed to be the primary beneficiary. The Company reconsiders whether it is the primary beneficiary for investments designated as VIEs on a quarterly basis.

          Trading and Other Securities. Trading and other securities are stated at estimated fair value. Trading and other securities include investments that are actively purchased and sold ("Actively Traded Securities"). These Actively Traded Securities are principally fixed maturity securities. Short sale agreement liabilities related to Actively Traded Securities, included in other liabilities, are also stated at estimated fair value. Trading and other securities also includes securities for which the FVO has been elected ("FVO Securities"). FVO Securities include certain fixed maturity and equity securities held-for-investment by the general account to support asset and liability matching strategies for certain insurance products. FVO Securities also include securities held by consolidated securitization entities ("CSEs") (former qualifying special purpose entities ("QSPEs")) with changes in estimated fair value subsequent to consolidation included in net investment gains (losses). Interest and dividends related to all trading and other securities are included in net investment income.

          Securities Lending. Securities loaned transactions, whereby blocks of securities, which are included in fixed maturity securities and short-term investments, are loaned to third parties, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. At the inception of a loan, the Company obtains collateral, generally cash, in an amount at least equal to 102% of the estimated fair value of the securities loaned and maintains it at a level greater than or equal to 100% for the duration of the loan. The Company monitors the estimated fair value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with brokerage firms and commercial banks. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage Loans. For the purposes of determining valuation allowances the Company disaggregates its mortgage loan investments into three portfolio segments: (1) commercial, (2) agricultural, and (3) residential. The accounting and valuation allowance policies that are applicable to all portfolio segments are presented below, followed by the policies applicable to both commercial and agricultural loans, which are very similar, as well as policies applicable to residential loans.

               Commercial, Agricultural and Residential Mortgage
          Loans -- Mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts and prepayment fees are reported in net investment income. Interest ceases to accrue when collection of interest is not considered probable and/or when interest or principal payments are past due as follows: commercial -- 60 days; and agricultural and residential -- 90 days, unless, in the case of a residential loan, it is both well-secured and in the process of collection. When a loan is placed on non-accrual status, uncollected past due interest is charged-off against net investment income. Generally, the accrual of interest income resumes after all delinquent amounts are paid and management believes all future principal and interest payments will be collected. Cash receipts on non-accruing loans are recorded in accordance with the loan agreement as a reduction of principal and/or interest income. Charge-offs occur upon the realization of a credit loss, typically through foreclosure or after a decision is made to sell a loan, or for residential loans

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


          when, after considering the individual consumer's financial status, management believes that uncollectability is other-than-temporary. Gain or loss upon charge-off is recorded, net of previously established valuation allowances, in net investment gains (losses). Cash recoveries on principal amounts previously charged-off are generally recorded as an increase to the valuation allowance, unless the valuation allowance adequately provides for expected credit losses; then the recovery is recorded in net investment gains (losses). Gains and losses from sales of loans and increases or decreases to valuation allowances are recorded in net investment gains (losses).

               Mortgage loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Specific valuation allowances are established using the same methodology for all three portfolio segments as the excess carrying value of a loan over either (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's observable market price. A common evaluation framework is used for establishing non-specific valuation allowances for all loan portfolio segments; however, a separate non-specific valuation allowance is calculated and maintained for each loan portfolio segment that is based on inputs unique to each loan portfolio segment. Non-specific valuation allowances are established for pools of loans with similar risk characteristics where a property-specific or market-specific risk has not been identified, but for which the Company expects to incur a credit loss. These evaluations are based upon several loan portfolio segment-specific factors, including the Company's experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. The Company typically uses ten years, or more, of historical experience, in these evaluations. These evaluations are revised as conditions change and new information becomes available.

               Commercial and Agricultural Mortgage Loans -- All commercial and agricultural loans are monitored on an ongoing basis for potential credit losses. For commercial loans, these ongoing reviews may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios, and tenant creditworthiness. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, potentially delinquent, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. The monitoring process for agricultural loans is generally similar, with a focus on higher risk loans, including reviews on a geographic and property-type basis. Higher risk commercial and agricultural loans are reviewed individually on an ongoing basis for potential credit loss and specific valuation allowances are established using the methodology described above for all loan portfolio segments. Quarterly, the remaining loans are reviewed on a pool basis by aggregating groups of loans that have similar risk characteristics for potential credit loss, and non-specific valuation allowances are established as described above using inputs that are unique to each segment of the loan portfolio.

               For commercial loans, the Company's primary credit quality indicator is the debt service coverage ratio, which compares a property's net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The values utilized in calculating these ratios are developed in connection with the ongoing review of the commercial loan portfolio and are routinely updated.

               For agricultural loans, the Company's primary credit quality indicator is the loan-to-value ratio. Loan-to-value ratios compare the amount of the loan to the estimated fair value of the underlying collateral. A loan-to-value ratio greater than 100% indicates that the loan amount is greater than the collateral value. A loan-to-value ratio of less than 100% indicates an excess of collateral value over the

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


          loan amount. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The values utilized in calculating these ratios are developed in connection with the ongoing review of the agricultural loan portfolio and are routinely updated.

               Residential Mortgage Loans -- The Company's residential loan portfolio is comprised primarily of closed end, amortizing residential loans and home equity lines of credit and it does not hold any optional adjustable rate mortgages, sub-prime, or low teaser rate loans.

               In contrast to the commercial and agricultural loan portfolios, residential loans are smaller-balance homogeneous loans that are collectively evaluated for impairment. Non-specific valuation allowances are established using the evaluation framework described above for pools of loans with similar risk characteristics from inputs that are unique to the residential segment of the loan portfolio. Loan specific valuation allowances are only established on residential loans when they have been restructured and are established using the methodology described above for all loan portfolio segments.

               For residential loans, the Company's primary credit quality indicator is whether the loan is performing or non-performing. The Company generally defines non-performing residential loans as those that are 90 or more days past due and/or in non-accrual status. The determination of performing or non-performing status is assessed monthly. Generally, non-performing residential loans have a higher risk of experiencing a credit loss.

          Mortgage loans held-for-sale are recorded at the lower of amortized cost or estimated fair value less expected disposition costs determined on an individual loan basis. The amount by which amortized cost exceeds estimated fair value, less expected disposition costs, is recognized in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned in net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are fully collateralized by the cash surrender value of the underlying insurance policies. Any unpaid principal or interest on the loan is deducted from the cash surrender value or the death benefit prior to settlement of the policy.

          Real Estate. Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its estimated fair value. The Company classifies the results of operations and the gain or loss on sale of a property that either has been disposed of or classified as held-for-sale as discontinued operations, if the ongoing operations of the property will be eliminated from the ongoing operations of the Company and if the Company will not have any significant continuing involvement in the operations of the property after the sale. Real estate held-for-sale is stated at the lower of depreciated cost or estimated fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. The Company periodically reviews its properties held-for-investment for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, with the impairment loss included in net investment gains (losses). Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon foreclosure is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests consisting of leveraged buy-out funds, hedge funds and other private equity funds in which it has more than a minor equity interest or more than a minor influence over the joint ventures or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The equity method is also used for such investments in which the Company has more than a minor influence or more than a 20% interest. Generally, the Company records its share of earnings using a three-month lag methodology for instances where the timely financial information is available and the contractual right exists to receive such financial information on a timely basis. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures or the partnership's operations. The Company reports the distributions from real estate joint ventures and other limited partnership interests accounted for under the cost method and equity in earnings from real estate joint ventures and other limited partnership interests accounted for under the equity method in net investment income. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and other limited partnerships for impairments. The Company considers its cost method investments for OTTI when the carrying value of real estate joint ventures and other limited partnership interests exceeds the net asset value ("NAV"). The Company takes into consideration the severity and duration of this excess when deciding if the cost method investment is other-than-temporarily impaired. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an OTTI is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its estimated fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at amortized cost, which approximates estimated fair value, or stated at estimated fair value, if available. Short-term investments also include investments in affiliated money market pools.

          Other Invested Assets. Other invested assets consist principally of freestanding derivatives with positive estimated fair values, leveraged leases, loans to affiliates, investments in insurance enterprise joint ventures, tax credit partnerships, and funds withheld.

          Freestanding derivatives with positive estimated fair values are described in the derivatives accounting policy which follows.

          Leveraged leases are recorded net of non-recourse debt. The Company participates in lease transactions which are diversified by industry, asset type and geographic area. The Company recognizes income on the leveraged leases by applying the leveraged lease's estimated rate of return to the net investment in the lease. The Company regularly reviews residual values and impairs them to expected values.

          Loans to affiliates, some of which are regulated, are carried at amortized cost and are used by the affiliates to assist in meeting their capital requirements.

          Joint venture investments represent the Company's investments in entities that engage in insurance underwriting activities and are accounted for under the equity method.

          Tax credit partnerships are established for the purpose of investing in low-income housing and other social causes, where the primary return on investment is in the form of income tax credits and are accounted for under the equity method or under the effective yield method. The Company reports the equity in earnings of joint venture investments and tax credit partnerships in net investment income.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          Funds withheld represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. The Company records a funds withheld receivable rather than the underlying investments. The Company recognizes interest on funds withheld at rates defined by the terms of the agreement which may be contractually specified or directly related to the underlying investments and records it in net investment income.

     Investments Risks and Uncertainties. The Company's investments are exposed to four primary sources of risk: credit, interest rate, liquidity risk, and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of VIEs. The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the consolidated financial statements.

     When available, the estimated fair value of the Company's fixed maturity and equity securities are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

     When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The inputs to these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and management's assumptions regarding liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

     The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market.

     When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such securities.

     Mortgage loans held-for-sale which are recorded at the lower of amortized cost or estimated fair value less expected disposition costs determined on an individual loan basis. For these loans, estimated fair value is determined using independent broker quotations or, when the loan is in foreclosure or otherwise determined to be collateral dependent, the estimated fair value of the underlying collateral estimated using internal models.

     Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

     The determination of the amount of allowances and impairments, as applicable, is described previously by investment type. The determination of such allowances and impairments is highly subjective and is based upon the

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

     The recognition of income on certain investments (e.g. loan-backed securities, including mortgage-backed and ABS, certain structured investment transactions, trading and other securities) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

     The accounting guidance for the determination of when an entity is a VIE and when to consolidate a VIE is complex and requires significant management judgment. The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. The Company generally uses a qualitative approach to determine whether it is the primary beneficiary.

     For most VIEs, the entity that has both the ability to direct the most significant activities of the VIE and the obligation to absorb losses or receive benefits that could be significant to the VIE is considered the primary beneficiary. However, for VIEs that are investment companies or apply measurement principles consistent with those utilized by investment companies, the primary beneficiary is based on a risks and rewards model and is defined as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both. The Company reassesses its involvement with VIEs on a quarterly basis. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the consolidated financial statements.

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, credit spreads, and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards, futures and option contracts, to manage various risks relating to its ongoing business. To a lesser extent, the Company uses credit derivatives, such as credit default swaps, to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     Freestanding derivatives are carried on the Company's consolidated balance sheets either as assets within other invested assets or as liabilities within other liabilities at estimated fair value as determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that are assumed to be consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The Company does not offset the fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement.

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are generally reported in net derivative gains (losses) except for those in net investment income for economic hedges of equity method investments in joint ventures, or for all derivatives held in relation to the trading portfolios. The fluctuations in estimated fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the estimated fair value of a recognized asset or liability ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting guidance continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under such accounting guidance. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected.

     Under a fair value hedge, changes in the estimated fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the estimated fair value of the hedged item related to the designated risk being hedged, are reported within net derivative gains (losses). The estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of operations within interest income or interest expense to match the location of the hedged item. However, accruals that are not scheduled to settle until maturity are included in the estimated fair value of derivatives in the consolidated balance sheets.

     Under a cash flow hedge, changes in the estimated fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholder's equity and the deferred gains or losses on the derivative are reclassified into the consolidated statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the estimated fair value of the hedging instrument measured as ineffectiveness are reported within net derivative gains (losses). The estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of operations within interest income or interest expense to match the location of the hedged item. However, accruals that are not scheduled to settle until maturity are included in the estimated fair value of derivatives in the consolidated balance sheets.

     In a hedge of a net investment in a foreign operation, changes in the estimated fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the estimated fair value of the hedging instrument measured as ineffectiveness are reported within net derivative gains (losses).

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; or (iv) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried in the consolidated balance sheets at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). The carrying value of the hedged recognized asset or liability under a fair value

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statements of operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried in the consolidated balance sheets at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in net derivative gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value in the consolidated balance sheets, with changes in its estimated fair value recognized in the current period as net derivative gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. If the instrument would not be accounted for in its entirety at estimated fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried in the consolidated balance sheets at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income. Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income if that contract contains an embedded derivative that requires bifurcation.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

  Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the assets, as appropriate. The estimated life for company occupied real estate property is generally 40 years. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment. The cost basis of the property, equipment and leasehold improvements was $1.6 billion and $1.5 billion at December 31, 2010 and 2009, respectively. Accumulated depreciation and amortization of property, equipment and leasehold improvements was $898 million and $804 million at December 31, 2010 and 2009, respectively. Related depreciation and amortization expense was $111 million for each of the years ended December 31, 2010, 2009 and 2008.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $1.5 billion and $1.3 billion at December 31, 2010 and 2009, respectively. Accumulated amortization of capitalized software was $1,106 million and $983 million at December 31, 2010 and 2009, respectively. Related amortization expense was $132 million, $125 million and $117 million for the years ended December 31, 2010, 2009 and 2008, respectively.

  Deferred Policy Acquisition Costs ("DAC") and Value of Business Acquired ("VOBA")

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issuance expenses. VOBA is an intangible asset that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns, nonperformance risk adjustment and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the consolidated financial statements for reporting purposes.

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross premiums, gross margins or gross profits, depending on the type of contract as described below.

     The Company amortizes DAC and VOBA related to non-participating and non-dividend-paying traditional contracts (term insurance, non-participating whole life insurance, non-medical health insurance and traditional group life insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency and investment returns at policy issuance, or policy acquisition (as it relates to VOBA), that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

     The Company amortizes DAC and VOBA related to participating, dividend-paying traditional contracts over the estimated lives of the contracts in proportion to actual and expected future gross margins. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The future gross margins are dependent principally on investment returns, policyholder dividend scales, mortality, persistency, expenses to administer the business, creditworthiness of reinsurance counterparties and certain economic variables, such as inflation. For participating contracts within the closed block (dividend paying traditional contracts) future gross margins are also dependent upon changes in the policyholder dividend obligation. Of these factors, the Company anticipates that investment returns, expenses, persistency and other factor changes as well as policyholder dividend scales are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross margins with the actual gross margins for that period. When the actual gross margins change from previously estimated gross margins, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross margins exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross margins are below the previously estimated gross margins. Each reporting period, the Company also updates the actual amount of business in-force, which impacts

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


expected future gross margins. When expected future gross margins are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross margins are above the previously estimated expected future gross margins. Each period, the Company also reviews the estimated gross margins for each block of business to determine the recoverability of DAC and VOBA balances.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these events and only changes the assumption when its long-term expectation changes.

     The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross margins and profits. These include investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross margins and profits which may have significantly changed. If the update of assumptions causes expected future gross margins and profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

     Periodically, the Company modifies product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If such modification, referred to as an internal replacement, substantially changes the contract, the associated DAC or VOBA is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC or

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


VOBA amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Sales Inducements

     The Company generally has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in policyholder benefits and claims. Each year, or more frequently if circumstances indicate a potentially significant recoverability issue exists, the Company reviews the deferred sales inducements to determine the recoverability of these balances.

  Value of Distribution Agreements and Customer Relationships Acquired

     Value of distribution agreements ("VODA") is reported in other assets and represents the present value of expected future profits associated with the expected future business derived from the distribution agreements. Value of customer relationships acquired ("VOCRA") is also reported in other assets and represents the present value of the expected future profits associated with the expected future business acquired through existing customers of the acquired company or business. The VODA and VOCRA associated with past acquisitions are amortized over useful lives ranging from 10 to 30 years and such amortization is included in other expenses. Each year, or more frequently if circumstances indicate a potentially significant recoverability issue exists, the Company reviews VODA and VOCRA to determine the recoverability of these balances.

  Goodwill

     Goodwill, which is included in other assets, is the excess of cost over the estimated fair value of net assets acquired which represents the future economic benefits arising from such net assets acquired that could not be individually identified. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter of each year based upon data as of the close of the second quarter. Goodwill associated with a business acquisition is not tested for impairment during the year the business is acquired unless there is a significant identified impairment event.

     Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level.

     For purposes of goodwill impairment testing, if the carrying value of a reporting unit exceeds its estimated fair value, there might be an indication of impairment. In such instances, the implied fair value of the goodwill is determined in the same manner as the amount of goodwill that would be determined in a business acquisition. The excess of the carrying value of goodwill over the implied fair value of goodwill would be recognized as an impairment and recorded as a charge against net income.

     In performing the Company's goodwill impairment tests, the estimated fair values of the reporting units are first determined using a market multiple approach. When further corroboration is required, the Company uses a discounted cash flow approach. For reporting units which are particularly sensitive to market assumptions, such as

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


the retirement products and individual life reporting units, the Company may use additional valuation methodologies to estimate the reporting units' fair values.

     The key inputs, judgments and assumptions necessary in determining estimated fair value of the reporting units include projected earnings, current book value, the level of economic capital required to support the mix of business, long-term growth rates, comparative market multiples, the level of interest rates, credit spreads, equity market levels and the discount rate that the Company believes is appropriate for the respective reporting unit.

     The Company applies significant judgment when determining the estimated fair value of the Company's reporting units. The valuation methodologies utilized are subject to key judgments and assumptions that are sensitive to change. Estimates of fair value are inherently uncertain and represent only management's reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Declines in the estimated fair value of the Company's reporting units could result in goodwill impairments in future periods which could adversely affect the Company's results of operations or financial position.

     During the 2010 impairment tests of goodwill, the Company concluded that the fair values of all reporting units were in excess of their carrying values and, therefore, goodwill was not impaired. On an ongoing basis, the Company evaluates potential triggering events that may affect the estimated fair value of the Company's reporting units to assess whether any goodwill impairment exists. Deteriorating or adverse market conditions for certain reporting units may have an impact on the estimated fair value of these reporting units and could result in future impairments of goodwill.

     See Note 7 for further consideration of goodwill impairment testing during 2010.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, disability incidence, disability terminations, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for participating life insurance policies are equal to the aggregate of (i) net level premium reserves for death and endowment policy benefits (calculated based upon the non-forfeiture interest rate, ranging from 3% to 7%, and mortality rates guaranteed in calculating the cash surrender values described in such contracts); and (ii) the liability for terminal dividends.

     Participating business represented approximately 6% of the Company's life insurance in-force at both December 31, 2010 and 2009. Participating policies represented approximately 32%, 33% and 32% of gross life insurance premiums for the years ended December 31, 2010, 2009 and 2008, respectively.

     Future policy benefit liabilities for non-participating life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rate assumptions for the aggregate future policy benefit liabilities range from 2% to 10%.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rate assumptions used in establishing such liabilities range from 2% to 11%.

     Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rate assumptions used in establishing such liabilities range from 5% to 7%.

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rate assumptions used in establishing such liabilities range from 3% to 8%.

     Liabilities for unpaid claims and claim expenses are included in future policyholder benefits and represent the amount estimated for claims that have been reported but not settled and claims incurred but not reported. Liabilities for unpaid claims are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts and secondary and paid-up guarantees relating to certain life policies as follows:

     - Guaranteed minimum death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. The benefit assumptions used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed minimum income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contractholder. Certain GMIBs have settlement features that result in a portion of that guarantee being accounted for as an embedded derivative and are recorded in policyholder account balances as described below.

     Liabilities for universal and variable life secondary guarantees and paid-up guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary and paid-up guarantee liabilities are consistent with those used for

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical S&P experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     The Company establishes policyholder account balances for guaranteed minimum benefits relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefits ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at estimated fair value separately from the host variable annuity product.

     - Guaranteed minimum accumulation benefits ("GMAB") and settlement features in certain GMIB described above provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMAB is an embedded derivative, which is measured at estimated fair value separately from the host variable annuity product.

     For GMWB, GMAB and certain GMIB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     GMWB, GMAB and certain GMIB are accounted for as embedded derivatives with changes in estimated fair value reported in net derivative gains (losses).

     At inception of the GMWB, GMAB and certain GMIB contracts, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

     The estimated fair values of these embedded derivatives are then determined based on the present value of projected future benefits minus the present value of projected future fees. The projections of future benefits and future fees require capital market and actuarial assumptions including expectations concerning policyholder behavior. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk free rates. The valuation of these embedded derivatives also includes an adjustment for the Company's nonperformance risk and risk margins for non-capital market inputs. The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife, Inc.'s debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries compared to MetLife, Inc. Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment.

     These guaranteed minimum benefits may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates, changes in nonperformance risk, variations in actuarial assumptions regarding

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


policyholder behavior, mortality and risk margins related to non-capital market inputs may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies and guarantees, and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     Policyholder account balances relate to investment-type contracts, universal life-type policies and certain guaranteed minimum benefits. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances for these contracts are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 1% to 17%, less expenses, mortality charges and withdrawals; and (iii) fair value adjustments relating to business combinations.

  Other Policy-Related Balances

     Other policy-related balances include policy and contract claims, unearned revenue liabilities, premiums received in advance, policyholder dividends due and unpaid and policyholder dividends left on deposit.

     The liability for policy and contract claims generally relates to incurred but not reported death, disability, long-term care and dental claims, as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits and margins, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

     The Company accounts for the prepayment of premiums on its individual life, group life and health contracts as premium received in advance and applies the cash received to premiums when due.

     Also included in other policy-related balances are policyholder dividends due and unpaid on participating policies and policyholder dividends left on deposit. Such liabilities are presented at amounts contractually due to policyholders.

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

     Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

     The portion of fees allocated to embedded derivatives described previously is recognized within net derivative gains (losses) as part of the estimated fair value of embedded derivatives.

  Other Revenues

     Other revenues include, in addition to items described elsewhere herein, advisory fees, broker-dealer commissions and fees and administrative service fees. Such fees and commissions are recognized in the period in which services are performed. Other revenues also include changes in account value relating to corporate-owned life insurance ("COLI"). Under certain COLI contracts, if the Company reports certain unlikely adverse results in its consolidated financial statements, withdrawals would not be immediately available and would be subject to market value adjustment, which could result in a reduction of the account value.

  Policyholder Dividends

     Policyholder dividends are approved annually by Metropolitan Life Insurance Company and its insurance subsidiaries' boards of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by Metropolitan Life Insurance Company and its insurance subsidiaries.

  Income Taxes

     The Company joins with MetLife, Inc. and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). The Company participates in a tax sharing agreement with MetLife, Inc. Under the agreement, current income tax expense (benefit) is computed on a separate return basis and provides that members shall make payments (receive reimbursement) to (from) MetLife, Inc. to the extent that their incomes (losses and other credits) contribute to (reduce) the consolidated income tax expense. The consolidating companies are reimbursed for net operating losses or other tax attributes they have generated when utilized in the consolidated return.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

     (i) future taxable income exclusive of reversing temporary differences and carryforwards;

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     (ii) future reversals of existing taxable temporary differences;

     (iii) taxable income in prior carryback years; and

     (iv) tax planning strategies.

     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities (see Note 12 ) or when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

     The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products and also as a provider of reinsurance for some insurance products issued by third parties.

     For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

     For prospective reinsurance of short-duration contracts that meet the criteria for reinsurance accounting, amounts paid (received) are recorded as ceded (assumed) premiums and ceded (assumed) unearned premiums and are reflected as a component of premiums, reinsurance and other receivables (future policy benefits). Such amounts are amortized through earned premiums over the remaining contract period in proportion to the amount of protection provided. For retroactive reinsurance of short-duration contracts that meet the criteria of reinsurance accounting, amounts paid (received) in excess of (which do not exceed) the related insurance liabilities ceded (assumed) are recognized immediately as a loss. Any gains on such retroactive agreements are deferred and recorded in other liabilities. The gains are amortized primarily using the recovery method.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The assumptions used to account for both long and short-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

     Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance balances recoverable could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues.

     If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

     Cessions under reinsurance arrangements do not discharge the Company's obligations as the primary insurer.

  Employee Benefit Plans

     The Company sponsors and administers various qualified and non-qualified defined benefit pension plans and other postretirement employee benefit plans covering eligible employees and sales representatives who meet specified eligibility requirements of the sponsor and its participating affiliates. A December 31 measurement date is used for all of the Company's defined benefit pension and other postretirement benefit plans.

     Pension benefits are provided utilizing either a traditional formula or cash balance formula. The traditional formula provides benefits based upon years of credited service and either final average or career average earnings. The cash balance formula utilizes hypothetical or notional accounts which credit participants with benefits equal to a percentage of eligible pay, as well as earnings credits, determined annually based upon the average annual rate of interest on 30-year Treasury securities, for each account balance.

     The Company also provides certain postemployment benefits and certain postretirement medical and life insurance benefits for retired participants. Participants that were hired prior to 2003 (or, in certain cases, rehired during or after 2003) and meet age and service criteria while working for the Company, may become eligible for these other postretirement benefits, at various levels, in accordance with the applicable plans. Virtually all retirees, or their beneficiaries, contribute a portion of the total cost of postretirement medical benefits. Participants hired after 2003 are not eligible for any employer subsidy for postretirement medical benefits.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The projected pension benefit obligation ("PBO") is defined as the actuarially calculated present value of vested and non-vested pension benefits accrued based on future salary levels. The accumulated pension benefit obligation ("ABO") is the actuarial present value of vested and non-vested pension benefits accrued based on current salary levels. Obligations, both PBO and ABO, of the defined benefit pension plans are determined using a variety of actuarial assumptions, from which actual results may vary, as described below.

     The expected postretirement plan benefit obligations represent the actuarial present value of all other postretirement benefits expected to be paid after retirement to employees and their dependents and is used in measuring the periodic postretirement benefit expense. The accumulated postretirement plan benefit obligations ("APBO") represent the actuarial present value of future other postretirement benefits attributed to employee services rendered through a particular date and is the valuation basis upon which liabilities are established. The APBO is determined using a variety of actuarial assumptions, from which actual results may vary, as described below.

     The Company recognizes the funded status of the PBO for pension plans and the APBO for other postretirement plans for each of its plans in the consolidated balance sheets. The actuarial gains or losses, prior service costs and credits and the remaining net transition asset or obligation that had not yet been included in net periodic benefit costs are charged, net of income tax, to accumulated other comprehensive income (loss).

     Net periodic benefit cost is determined using management estimates and actuarial assumptions to derive service cost, interest cost, and expected return on plan assets for a particular year. Net periodic benefit cost also includes the applicable amortization of any prior service cost (credit) arising from the increase (decrease) in prior years' benefit costs due to plan amendments or initiation of new plans. These costs are amortized into net periodic benefit cost over the expected service years of employees whose benefits are affected by such plan amendments. Actual experience related to plan assets and/or the benefit obligations may differ from that originally assumed when determining net periodic benefit cost for a particular period, resulting in gains or losses. To the extent such aggregate gains or losses exceed 10 percent of the greater of the benefit obligations or the market-related asset value of the plans, they are amortized into net periodic benefit cost over the expected service years of employees expected to receive benefits under the plans.

     The obligations and expenses associated with these plans require an extensive use of assumptions such as the discount rate, expected rate of return on plan assets, rate of future compensation increases, healthcare cost trend rates, as well as assumptions regarding participant demographics such as rate and age of retirements, withdrawal rates and mortality. Management, in consultation with its external consulting actuarial firms, determines these assumptions based upon a variety of factors such as historical performance of the plan and its assets, currently available market and industry data and expected benefit payout streams. The assumptions used may differ materially from actual results due to, among other factors, changing market and economic conditions and changes in participant demographics. These differences may have a significant effect on the Company's consolidated financial statements and liquidity.

     The Company also sponsors defined contribution savings and investment plans ("SIP") for substantially all employees under which a portion of participant contributions is matched. Applicable matching contributions are made each payroll period. Accordingly, the Company recognizes compensation cost for current matching contributions. As all contributions are transferred currently as earned to the SIP trust, no liability for matching contributions is recognized in the consolidated balance sheets.

  Stock-Based Compensation

     Stock-based compensation recognized in the Company's consolidated results of operations is allocated from MetLife, Inc. The accounting policies described below represent those that MetLife, Inc. applies in determining such allocated expenses.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     As more fully described in Note 15, MetLife, Inc. grants certain employees and directors stock-based compensation awards under various plans that are subject to specific vesting conditions. The cost of all stock-based transactions is measured at fair value at grant date and recognized over the period during which a grantee is required to provide goods or services in exchange for the award. Although the terms of MetLife, Inc.'s stock-based plans do not accelerate vesting upon retirement, or the attainment of retirement eligibility, the requisite service period subsequent to attaining such eligibility is considered nonsubstantive. Accordingly, MetLife, Inc. recognizes compensation expense related to stock-based awards over the shorter of the requisite service period or the period to attainment of retirement eligibility. An estimation of future forfeitures of stock-based awards is incorporated into the determination of compensation expense when recognizing expense over the requisite service period.

  Foreign Currency

     Assets, liabilities and operations of foreign affiliates and subsidiaries, if any, are recorded based on the functional currency of each entity. The determination of the functional currency is made based on the appropriate economic and management indicators. The local currencies of foreign operations are the functional currencies. Assets and liabilities of foreign affiliates and subsidiaries, if any, are translated from the functional currency to U.S. dollars at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The resulting translation adjustments are charged or credited directly to other comprehensive income or loss, net of applicable taxes. Gains and losses from foreign currency transactions, including the effect of re-measurement of monetary assets and liabilities to the appropriate functional currency, are reported as part of net investment gains (losses) in the period in which they occur.

  Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Litigation Contingencies

     The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. It is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations, or the use of different assumptions in the determination of amounts recorded, could have a material effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Assets within the Company's separate accounts primarily include: mutual funds, fixed maturity and equity securities, mortgage loans, derivatives, hedge funds, other limited partnership interests, short-term investments and cash and cash

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


equivalents. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value which is based on the estimated fair values of the underlying assets comprising the portfolios of an individual separate account. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of operations. Separate accounts credited with a contractual investment return are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses and the accounting for these investments is consistent with the methodologies described herein for similar financial instruments held within the general account.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Financial Instruments

     Effective December 31, 2010, the Company adopted new guidance regarding disclosures about the credit quality of financing receivables and valuation allowances for credit losses, including credit quality indicators. Such disclosures must be disaggregated by portfolio segment or class based on how a company develops its valuation allowances for credit losses and how it manages its credit exposure. The Company has provided all material required disclosures in its consolidated financial statements. Certain additional disclosures will be required for reporting periods ending March 31, 2011 and certain disclosures relating to troubled debt restructurings have been deferred indefinitely.

     Effective July 1, 2010, the Company adopted new guidance regarding accounting for embedded credit derivatives within structured securities. This guidance clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Specifically, embedded credit derivatives resulting only from subordination of one financial instrument to another continue to qualify for the scope exception. Embedded credit derivative features other than subordination must be analyzed to determine whether they require bifurcation and separate accounting.

     As a result of the adoption of this guidance, the Company elected FVO for certain structured securities that were previously accounted for as fixed maturity securities. Upon adoption, the Company reclassified $50 million of securities from fixed maturity securities to trading and other securities. These securities had cumulative unrealized losses of $10 million, net of income tax, which was recognized as a cumulative effect adjustment to decrease retained earnings with a corresponding increase to accumulated other comprehensive income
(loss) as of July 1, 2010.

     Effective January 1, 2010, the Company adopted new guidance related to financial instrument transfers and consolidation of VIEs. The financial instrument transfer guidance eliminates the concept of a QSPE, eliminates the guaranteed mortgage securitization exception, changes the criteria for achieving sale accounting when transferring a financial asset and changes the initial recognition of retained beneficial interests. The new consolidation guidance changes the definition of the primary beneficiary, as well as the method of determining whether an entity is a primary beneficiary of a VIE from a quantitative model to a qualitative model. Under the new qualitative model, the entity that has both the ability to direct the most significant activities of the VIE and the obligation to absorb losses or receive benefits that could be significant to the VIE is considered to be the primary beneficiary of the VIE. The

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


guidance requires a quarterly reassessment, as well as enhanced disclosures, including the effects of a company's involvement with VIEs on its financial statements.

     As a result of the adoption of this guidance, the Company consolidated certain former QSPEs that were previously accounted for as equity security collateralized debt obligations. The Company also elected the FVO for all of the consolidated assets and liabilities of these entities. Upon consolidation, the Company recorded $278 million of securities classified as trading and other securities and $232 million of long-term debt based on estimated fair values at January 1, 2010 and de-recognized less than $1 million in equity securities. The consolidation also resulted in an increase in retained earnings of $30 million, net of income tax, at January 1, 2010. For the year ended December 31, 2010, the Company recorded $15 million of net investment income on the consolidated assets, $15 million of interest expense in other expenses on the related long-term debt and ($30) million in net investment gains (losses) to remeasure the assets and liabilities at their estimated fair values.

     In addition, the Company also deconsolidated certain partnerships for which the Company does not have the power to direct activities and for which the Company has concluded it is no longer the primary beneficiary. These deconsolidations did not result in a cumulative effect adjustment to retained earnings and did not have a material impact on the Company's consolidated financial statements.

     Also effective January 1, 2010, the Company adopted new guidance that indefinitely defers the above changes relating to the Company's interests in entities that have all the attributes of an investment company or for which it is industry practice to apply measurement principles for financial reporting that are consistent with those applied by an investment company. As a result of the deferral, the above guidance did not apply to certain real estate joint ventures and other limited partnership interests held by the Company.

     As more fully described in "Summary of Significant Accounting Policies and Critical Accounting Estimates," effective April 1, 2009, the Company adopted OTTI guidance. This guidance amends the previously used methodology for determining whether an OTTI exists for fixed maturity securities, changes the presentation of OTTI for fixed maturity securities and requires additional disclosures for OTTI on fixed maturity and equity securities in interim and annual financial statements.

     The Company's net cumulative effect adjustment of adopting the OTTI guidance was an increase of $36 million to retained earnings with a corresponding increase to accumulated other comprehensive loss to reclassify the noncredit loss portion of previously recognized OTTI losses on fixed maturity securities held at April 1, 2009. This cumulative effect adjustment was comprised of an increase in the amortized cost basis of fixed maturity securities of $59 million, net of policyholder related amounts of $4 million and net of deferred income taxes of $19 million, resulting in the net cumulative effect adjustment of $36 million. The increase in the amortized cost basis of fixed maturity securities of $59 million by sector was as follows: $25 million -- ABS, $25 million -- RMBS and $9 million -- U.S. corporate securities.

     As a result of the adoption of the OTTI guidance, the Company's pre-tax earnings for the year ended December 31, 2009 increased by $566 million, offset by an increase in other comprehensive loss representing OTTI relating to noncredit losses recognized during the year ended December 31, 2009.

     Effective January 1, 2009, the Company adopted guidance on disclosures about derivative instruments and hedging. This guidance requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit risk-related contingent features in derivative agreements. The Company has provided all of the material disclosures in its consolidated financial statements.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following pronouncements relating to financial instruments had no material impact on the Company's consolidated financial statements:

     - Effective January 1, 2009, the Company adopted prospectively an update on accounting for transfers of financial assets and repurchase financing transactions. This update provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions.

     - Effective December 31, 2008, the Company adopted guidance on the recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets. This new guidance more closely aligns the determination of whether an OTTI has occurred for a beneficial interest in a securitized financial asset with the original guidance for fixed maturity securities classified as available-for-sale or held-to-maturity.

     - Effective January 1, 2008, the Company adopted guidance relating to application of the shortcut method of accounting for derivative instruments and hedging activities. This guidance permits interest rate swaps to have a non-zero fair value at inception when applying the shortcut method of assessing hedge effectiveness as long as the difference between the transaction price (zero) and the fair value (exit price), as defined by current accounting guidance on fair value measurements, is solely attributable to a bid-ask spread. In addition, entities are not precluded from applying the shortcut method of assessing hedge effectiveness in a hedging relationship of interest rate risk involving an interest bearing asset or liability in situations where the hedged item is not recognized for accounting purposes until settlement date as long as the period between trade date and settlement date of the hedged item is consistent with generally established conventions in the marketplace.

     - Effective January 1, 2008, the Company adopted guidance that permits a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset. This guidance also includes certain terminology modifications. Upon adoption of this guidance, the Company did not change its accounting policy of not offsetting fair value amounts recognized for derivative instruments under master netting arrangements.

  Business Combinations and Noncontrolling Interests

     Effective January 1, 2009, the Company adopted revised guidance on business combinations and accounting for noncontrolling interests in the consolidated financial statements. Under this guidance:

     - All business combinations (whether full, partial or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

     - Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

     - The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

     - Assets acquired and liabilities assumed in a business combination that arise from contingencies are recognized at fair value if the acquisition-date fair value can be reasonably determined. If the fair value is not estimable, an asset or liability is recorded if existence or incurrence at the acquisition date is probable and its amount is reasonably estimable.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     - Changes in deferred income tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

     - Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

     - Net income (loss) includes amounts attributable to noncontrolling interests.

     - When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

     - Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

     - When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

     The adoption of this guidance on a prospective basis did not have an impact on the Company's consolidated financial statements. Financial statements and disclosures for periods prior to 2009 reflect the retrospective application of the accounting for noncontrolling interests as required under this guidance.

     Effective January 1, 2009, the Company adopted prospectively guidance on determination of the useful life of intangible assets. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This change is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected future cash flows used to measure the fair value of the asset. The Company determines useful lives and provides all of the material disclosures prospectively on intangible assets acquired on or after January 1, 2009 in accordance with this guidance.

  Fair Value

     Effective January 1, 2010, the Company adopted new guidance that requires new disclosures about significant transfers into and/or out of Levels 1 and 2 of the fair value hierarchy and activity in Level 3. In addition, this guidance provides clarification of existing disclosure requirements about level of disaggregation and inputs and valuation techniques. The adoption of this guidance did not have an impact on the Company's consolidated financial statements.

     Effective January 1, 2008, the Company adopted fair value measurements guidance which defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements and applied this guidance prospectively to assets and liabilities measured at fair value. The adoption of this guidance changed the valuation of certain freestanding derivatives by moving from a mid to bid pricing convention as it relates to certain volatility inputs, as well as the addition of liquidity adjustments and adjustments for risks inherent in a particular input or valuation technique. The adoption of this guidance also changed the valuation of the Company's embedded derivatives, most significantly the valuation of embedded derivatives associated with certain guarantees on variable annuity contracts. The change in valuation of embedded derivatives associated with guarantees on annuity contracts resulted from the incorporation of risk margins associated with non-capital market inputs and the inclusion of the Company's nonperformance risk in their valuation. At January 1, 2008, the impact of adopting the guidance on assets and liabilities measured at estimated fair value was $13 million ($8 million, net of income tax) and was recognized as a change in estimate in the accompanying consolidated statement of operations where it was presented in the respective statement of operations caption to which the item measured at estimated fair value is presented. There were no significant changes in estimated fair value of items measured at fair value and reflected in accumulated other comprehensive income (loss). The addition of risk margins and the Company's nonperformance risk adjustment in the valuation of embedded derivatives associated with annuity contracts may

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


result in significant volatility in the Company's consolidated net income in future periods. The Company provided all of the material disclosures in Note 5.

     In February 2007, the Financial Accounting Standards Board ("FASB") issued guidance related to the FVO for financial assets and financial liabilities. This guidance permits entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to recognize related unrealized gains and losses in earnings. The FVO is applied on an instrument-by-instrument basis upon adoption of the standard, upon the acquisition of an eligible financial asset, financial liability or firm commitment or when certain specified reconsideration events occur. The fair value election is an irrevocable election. Effective January 1, 2008, the Company did not elect the FVO for any instruments.

     The following pronouncements relating to fair value had no material impact on the Company's consolidated financial statements:

     - Effective September 30, 2008, the Company adopted guidance relating to the fair value measurements of financial assets when the market for those assets is not active. It provides guidance on how a company's internal cash flow and discount rate assumptions should be considered in the measurement of fair value when relevant market data does not exist, how observable market information in an inactive market affects fair value measurement and how the use of market quotes should be considered when assessing the relevance of observable and unobservable data available to measure fair value.

     - Effective January 1, 2009, the Company implemented fair value measurements guidance for certain nonfinancial assets and liabilities that are recorded at fair value on a non-recurring basis. This guidance applies to such items as: (i) nonfinancial assets and nonfinancial liabilities initially measured at estimated fair value in a business combination; (ii) reporting units measured at estimated fair value in the first step of a goodwill impairment test; and (iii) indefinite-lived intangible assets measured at estimated fair value for impairment assessment.

     - Effective January 1, 2009, the Company adopted prospectively guidance on issuer's accounting for liabilities measured at fair value with a third-party credit enhancement. This guidance states that an issuer of a liability with a third-party credit enhancement should not include the effect of the credit enhancement in the fair value measurement of the liability. In addition, it requires disclosures about the existence of any third-party credit enhancement related to liabilities that are measured at fair value.

     - Effective April 1, 2009, the Company adopted guidance on: (i) estimating the fair value of an asset or liability if there was a significant decrease in the volume and level of trading activity for these assets or liabilities; and (ii) identifying transactions that are not orderly. The Company has provided all of the material disclosures in its consolidated financial statements.

     - Effective December 31, 2009, the Company adopted guidance on: (i) measuring the fair value of investments in certain entities that calculate NAV per share; (ii) how investments within its scope would be classified in the fair value hierarchy; and (iii) enhanced disclosure requirements, for both interim and annual periods, about the nature and risks of investments measured at fair value on a recurring or non-recurring basis.

     - Effective December 31, 2009, the Company adopted guidance on measuring liabilities at fair value. This guidance provides clarification for measuring fair value in circumstances in which a quoted price in an active market for the identical liability is not available. In such circumstances a company is required to measure fair value using either a valuation technique that uses: (i) the quoted price of the identical liability when traded as an asset; or (ii) quoted prices for similar liabilities or similar liabilities when traded as assets; or (iii) another valuation technique that is consistent with the principles of fair value measurement such as an income approach (e.g., present value technique) or a market approach (e.g., "entry" value technique).

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Defined Benefit and Other Postretirement Plans

     Effective December 31, 2009, the Company adopted guidance to enhance the transparency surrounding the types of assets and associated risks in an employer's defined benefit pension or other postretirement benefit plans. This guidance requires an employer to disclose information about the valuation of plan assets similar to that required under other fair value disclosure guidance. The Company provided all of the material disclosures in its consolidated financial statements.

  Other Pronouncements

     Effective April 1, 2009, the Company adopted prospectively guidance which establishes general standards for accounting and disclosures of events that occur subsequent to the balance sheet date but before financial statements are issued or available to be issued. The Company has provided all of the material disclosures in its consolidated financial statements.

     Effective January 1, 2008, the Company prospectively adopted guidance on the sale of real estate when the agreement includes a buy-sell clause. This guidance addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity and concludes that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under current guidance. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

     In December 2010, the FASB issued new guidance addressing when a business combination should be assumed to have occurred for the purpose of providing pro forma disclosure (Accounting Standards Update ("ASU") 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations). Under the new guidance, if an entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. The guidance also expands the supplemental pro forma disclosures to include additional narratives. The guidance is effective for fiscal years beginning on or after December 15, 2010. The Company will apply the guidance prospectively on its accounting for future acquisitions and does not expect the adoption of this guidance to have a material impact on the Company's consolidated financial statements.

     In December 2010, the FASB issued new guidance regarding goodwill impairment testing (ASU 2010-28, Intangibles -- Goodwill and Other (Topic 350):
When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts). This guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity would be required to perform Step 2 of the test if qualitative factors indicate that it is more likely than not that goodwill impairment exists. The guidance is effective for the first quarter of 2011. The Company does not expect the adoption of this new guidance to have a material impact on its consolidated financial statements.

     In October 2010, the FASB issued new guidance regarding accounting for deferred acquisition costs (ASU 2010-26, Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts) effective for the first quarter of 2012. This guidance clarifies the costs that should be deferred by insurance entities when issuing and renewing insurance contracts. The guidance also specifies that only costs related directly to successful acquisition of new or renewal contracts can be capitalized. All other acquisition-related costs should be expensed as incurred. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

     In April 2010, the FASB issued new guidance regarding accounting for investment funds determined to be VIEs (ASU 2010-15, How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments). Under this guidance, an insurance entity would not be required to consolidate a voting-

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


interest investment fund when it holds the majority of the voting interests of the fund through its separate accounts. In addition, an insurance entity would not consider the interests held through separate accounts for the benefit of policyholders in the insurer's evaluation of its economics in a VIE, unless the separate account contractholder is a related party. The guidance is effective for the first quarter of 2011. The Company does not expect the adoption of this new guidance to have a material impact on its consolidated financial statements.

2.  ACQUISITIONS AND DISPOSITIONS

  2009 DISPOSITION THROUGH ASSUMPTION REINSURANCE

     On October 30, 2009, the Company completed the disposal, through assumption reinsurance, of substantially all of the insurance business of MetLife Canada, a wholly-owned indirect subsidiary, to a third-party. Pursuant to the assumption reinsurance agreement, the consideration paid by the Company was $259 million, comprised of cash of $14 million and fixed maturity securities, mortgage loans and other assets totaling $245 million. At the date of the assumption reinsurance agreement, the carrying value of insurance liabilities transferred was $267 million, resulting in a gain of $5 million, net of income tax. The gain was recognized in net investment gains (losses).

  2008 DISPOSITION

     In September 2008, MetLife, Inc. completed a tax-free split-off of its majority-owned subsidiary, Reinsurance Group of America, Incorporated ("RGA"). In connection with this transaction, General American Life Insurance Company ("GALIC") dividended to Metropolitan Life Insurance Company and Metropolitan Life Insurance Company dividended to MetLife, Inc. substantially all of its interests in RGA at a value of $1,318 million. The net book value of RGA at the time of the dividend was $1,716 million. The loss recognized in connection with the dividend was $398 million. Metropolitan Life Insurance Company, through its investment in GALIC, retained 3,000,000 shares of RGA Class A common stock. These shares are marketable equity securities which do not constitute significant continuing involvement in the operations of RGA; accordingly, they were classified within equity securities in the consolidated financial statements of the Company at a cost basis of $157 million which is equivalent to the net book value of the shares. The equity securities have been recorded at fair value at each subsequent reporting date. The Company agreed to dispose of the remaining shares of RGA within the next five years. In connection with the Company's agreement to dispose of the remaining shares, the Company also recognized, in its provision for income tax on continuing operations, a deferred tax liability of $16 million which represents the difference between the book and taxable basis of the remaining investment in RGA. On February 15, 2011, the Company sold to RGA such remaining shares.

     The impact of the disposition of the Company's investment in RGA was reflected in the Company's consolidated financial statements as discontinued operations. See Note 18.

  OTHER ACQUISITIONS AND DISPOSITIONS

     See Note 15 for information on the contribution from MetLife, Inc. in the form of intangible assets related to VOCRA from a 2008 acquisition by MetLife, Inc.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, estimated fair value of the Company's fixed maturity and equity securities and the percentage that each sector represents by the respective total holdings for the periods shown. The unrealized loss amounts presented below include the noncredit loss component of OTTI loss:

                                                                  DECEMBER 31, 2010
                                                ----------------------------------------------------
                                                               GROSS UNREALIZED
                                                 COST OR   -----------------------  ESTIMATED
                                                AMORTIZED          TEMPORARY  OTTI     FAIR     % OF
                                                   COST     GAIN      LOSS    LOSS    VALUE    TOTAL
                                                ---------  ------  ---------  ----  ---------  -----
                                                                    (IN MILLIONS)
FIXED MATURITY SECURITIES:
U.S. corporate securities.....................   $ 50,764  $3,322    $  959   $ --   $ 53,127   33.3%
Foreign corporate securities..................     28,841   2,218       492     --     30,567   19.2
RMBS..........................................     29,548   1,244       569    319     29,904   18.7
U.S. Treasury, agency and government
  guaranteed securities (1)...................     20,154   1,190       367     --     20,977   13.1
CMBS..........................................      9,401     484       174     10      9,701    6.1
ABS...........................................      7,514     159       365     90      7,218    4.5
State and political subdivision securities....      4,693      86       195     --      4,584    2.9
Foreign government securities.................      2,793     682        18     --      3,457    2.2
                                                 --------  ------    ------   ----   --------  -----
  Total fixed maturity securities (2), (3)....   $153,708  $9,385    $3,139   $419   $159,535  100.0%
                                                 ========  ======    ======   ====   ========  =====
EQUITY SECURITIES:
Common stock..................................   $    937  $   42    $    7   $ --   $    972   53.4%
Non-redeemable preferred stock (2)............        961      52       164     --        849   46.6
                                                 --------  ------    ------   ----   --------  -----
  Total equity securities (4).................   $  1,898  $   94    $  171   $ --   $  1,821  100.0%
                                                 ========  ======    ======   ====   ========  =====




                                                                  DECEMBER 31, 2009
                                                ----------------------------------------------------
                                                               GROSS UNREALIZED
                                                 COST OR   -----------------------  ESTIMATED
                                                AMORTIZED          TEMPORARY  OTTI     FAIR     % OF
                                                   COST     GAIN      LOSS    LOSS    VALUE    TOTAL
                                                ---------  ------  ---------  ----  ---------  -----
                                                                    (IN MILLIONS)
FIXED MATURITY SECURITIES:
U.S. corporate securities.....................   $ 48,650  $2,179    $1,752   $  9   $ 49,068   33.9%
Foreign corporate securities..................     24,367   1,469       836      3     24,997   17.3
RMBS..........................................     31,810     899     1,303    421     30,985   21.4
U.S. Treasury, agency and government
  guaranteed securities (1)...................     16,399     681       678     --     16,402   11.3
CMBS..........................................     11,393     124       746     --     10,771    7.5
ABS...........................................      7,892     102       682    141      7,171    5.0
State and political subdivision securities....      2,827      53       146     --      2,734    1.9
Foreign government securities.................      2,101     467        47     --      2,521    1.7
                                                 --------  ------    ------   ----   --------  -----
  Total fixed maturity securities (2), (3)....   $145,439  $5,974    $6,190   $574   $144,649  100.0%
                                                 ========  ======    ======   ====   ========  =====
EQUITY SECURITIES:
Common stock..................................   $  1,076  $   58    $    4   $ --   $  1,130   53.4%
Non-redeemable preferred stock (2)............      1,115      54       183     --        986   46.6
                                                 --------  ------    ------   ----   --------  -----
  Total equity securities (4).................   $  2,191  $  112    $  187   $ --   $  2,116  100.0%
                                                 ========  ======    ======   ====   ========  =====


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

--------

   (1) The Company has classified within the U.S. Treasury, agency and government guaranteed securities caption certain corporate fixed maturity securities issued by U.S. financial institutions that were guaranteed by the Federal Deposit Insurance Corporation ("FDIC") pursuant to the FDIC's Temporary Liquidity Guarantee Program of $23 million and $51 million at estimated fair value at December 31, 2010 and 2009, respectively, with an unrealized gain of less than $1 million at both December 31, 2010 and 2009.

   (2) Upon acquisition, the Company classifies perpetual securities that have attributes of both debt and equity as fixed maturity securities if the security has an interest rate step-up feature which, when combined with other qualitative factors, indicates that the security has more debt-like characteristics. The Company classifies perpetual securities with an interest rate step-up feature which, when combined with other qualitative factors, indicates that the security has more equity-like characteristics, as equity securities within non-redeemable preferred stock. Many of such securities have been issued by non-U.S. financial institutions that are accorded Tier 1 and Upper Tier 2 capital treatment by their respective regulatory bodies and are commonly referred to as "perpetual hybrid securities." The following table presents the perpetual hybrid securities held by the Company at:

                                                                                 DECEMBER 31,
                                                                            ---------------------
                                                                               2010        2009
                              CLASSIFICATION                                ---------   ---------
-------------------------------------------------------------------------   ESTIMATED   ESTIMATED
CONSOLIDATED BALANCE                                                           FAIR        FAIR
SHEETS                        SECTOR TABLE            PRIMARY ISSUERS         VALUE       VALUE
--------------------      --------------------   ------------------------   ---------   ---------
                                                                                (IN MILLIONS)
                          Non-redeemable         Non-U.S. financial
Equity securities         preferred stock        institutions                 $  667      $  699
                          Non-redeemable         U.S. financial
Equity securities         preferred stock        institutions                 $   84      $  191
Fixed maturity            Foreign corporate      Non-U.S. financial
  securities              securities             institutions                 $1,304      $1,785
Fixed maturity            U.S. corporate         U.S. financial
  securities              securities             institutions                 $   11      $   38


--------

   (3) The Company's holdings in redeemable preferred stock with stated maturity dates, commonly referred to as "capital securities", were primarily issued by U.S. financial institutions and have cumulative interest deferral features. The Company held $1,796 million and $1,769 million at estimated fair value of such securities at December 31, 2010 and 2009, respectively, which are included in the U.S. and foreign corporate securities sectors within fixed maturity securities.

   (4) Equity securities primarily consist of investments in common and preferred stocks, including certain perpetual hybrid securities and mutual fund interests. Privately-held equity securities were $789 million and $810 million at estimated fair value at December 31, 2010 and 2009, respectively.

     The Company held foreign currency derivatives with notional amounts of $8.3 billion and $7.5 billion to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at December 31, 2010 and 2009, respectively.

     The below investment grade and non-income producing amounts presented below are based on rating agency designations and equivalent designations of the National Association of Insurance Commissioners ("NAIC"), with the exception of certain structured securities described below held by Metropolitan Life Insurance Company and its domestic insurance subsidiaries. Non-agency RMBS, including RMBS backed by sub-prime mortgage loans reported within ABS, CMBS and all other ABS held by Metropolitan Life Insurance Company and its domestic insurance subsidiaries, are presented based on final ratings from the revised NAIC rating methodologies which became effective December 31, 2009 for non-agency RMBS, including RMBS backed by sub-prime mortgage loans reported within ABS, and December 31, 2010 for CMBS and the remaining ABS (which may not correspond to rating agency designations). All NAIC designation (e.g., NAIC
1 -- 6) amounts and percentages presented herein are based on the revised NAIC methodologies. All rating agency designation (e.g., Aaa/AAA) amounts and

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


percentages presented herein are based on rating agency designations without adjustment for the revised NAIC methodologies described above. Rating agency designations are based on availability of applicable ratings from rating agencies on the NAIC acceptable rating organization list, including Moody's Investors Service ("Moody's"), S&P and Fitch Ratings ("Fitch").

     The following table presents selected information about certain fixed maturity securities held by the Company at:

                                                                   DECEMBER 31,
                                                                -----------------
                                                                  2010      2009
                                                                -------   -------
                                                                  (IN MILLIONS)
Below investment grade or non-rated fixed maturity securities:
  Estimated fair value........................................  $15,214   $13,438
  Net unrealized gain (loss)..................................  $  (553)  $(1,804)
Non-income producing fixed maturity securities:
  Estimated fair value........................................  $    55   $   120
  Net unrealized gain (loss)..................................  $   (13)  $   (12)


     Concentrations of Credit Risk (Fixed Maturity Securities) -- Summary. The following section contains a summary of the concentrations of credit risk related to fixed maturity securities holdings.

     The Company was not exposed to any concentrations of credit risk of any single issuer greater than 10% of the Company's equity, other than certain U.S. government securities. The Company's holdings in U.S. Treasury, agency and government guaranteed fixed maturity securities at estimated fair value were $21.0 billion and $16.4 billion at December 31, 2010 and 2009, respectively.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- U.S. and Foreign Corporate Securities. The Company maintains a diversified portfolio of corporate fixed maturity securities across industries and issuers. This portfolio does not have an exposure to any single issuer in excess of 1% of total investments. The tables below present for all corporate fixed maturity securities holdings, corporate securities by sector, U.S. corporate securities by major industry types, the largest exposure to a single issuer and the combined holdings in the ten issuers to which it had the largest exposure at:

                                                                 DECEMBER 31,
                                                    -------------------------------------
                                                           2010                2009
                                                    -----------------   -----------------
                                                    ESTIMATED           ESTIMATED
                                                       FAIR      % OF      FAIR      % OF
                                                      VALUE     TOTAL     VALUE     TOTAL
                                                    ---------   -----   ---------   -----
                                                                  (IN MILLIONS)
Corporate fixed maturity securities -- by sector:
  Foreign corporate fixed maturity securities
     (1)..........................................   $30,567     36.5%   $24,997     33.7%
U.S. corporate fixed maturity securities -- by
  industry:
  Industrial......................................    14,059     16.8     12,339     16.6
  Consumer........................................    12,776     15.3     11,456     15.5
  Utility.........................................    11,902     14.2     10,372     14.0
  Finance.........................................     7,838      9.4      8,658     11.7
  Communications..................................     4,375      5.2      4,273      5.8
  Other...........................................     2,177      2.6      1,970      2.7
                                                     -------    -----    -------    -----
     Total........................................   $83,694    100.0%   $74,065    100.0%
                                                     =======    =====    =======    =====



--------

   (1) Includes U.S. dollar-denominated debt obligations of foreign obligors and other foreign fixed maturity securities.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                  DECEMBER 31,
                                               -------------------------------------------------
                                                         2010                      2009
                                               -----------------------   -----------------------
                                               ESTIMATED                 ESTIMATED
                                                  FAIR      % OF TOTAL      FAIR      % OF TOTAL
                                                 VALUE     INVESTMENTS     VALUE     INVESTMENTS
                                               ---------   -----------   ---------   -----------
                                                                (IN MILLIONS)
Concentrations within corporate fixed
  maturity securities:
  Largest exposure to a single issuer........    $  672        0.3%        $  753        0.3%
  Holdings in ten issuers with the largest
     exposures...............................    $4,812        2.1%        $5,363        2.5%


     Concentrations of Credit Risk (Fixed Maturity Securities) -- RMBS. The table below presents the Company's RMBS holdings and portion rated Aaa/AAA and portion rated NAIC 1 at:

                                                                 DECEMBER 31,
                                                    -------------------------------------
                                                           2010                2009
                                                    -----------------   -----------------
                                                    ESTIMATED           ESTIMATED
                                                       FAIR      % OF      FAIR      % OF
                                                      VALUE     TOTAL     VALUE     TOTAL
                                                    ---------   -----   ---------   -----
                                                                  (IN MILLIONS)
By security type:
  Collateralized mortgage obligations.............   $15,304     51.2%   $17,051     55.0%
  Pass-through securities.........................    14,600     48.8     13,934     45.0
                                                     -------    -----    -------    -----
     Total RMBS...................................   $29,904    100.0%   $30,985    100.0%
                                                     =======    =====    =======    =====
By risk profile:
  Agency..........................................   $22,525     75.3%   $23,415     75.6%
  Prime...........................................     4,074     13.6      4,613     14.9
  Alternative residential mortgage loans..........     3,305     11.1      2,957      9.5
                                                     -------    -----    -------    -----
     Total RMBS...................................   $29,904    100.0%   $30,985    100.0%
                                                     =======    =====    =======    =====
Portion rated Aaa/AAA.............................   $23,934     80.0%   $25,316     81.7%
                                                     =======    =====    =======    =====
Portion rated NAIC 1..............................   $26,162     87.5%   $27,305     88.1%
                                                     =======    =====    =======    =====



     Collateralized mortgage obligations are a type of mortgage-backed security structured by dividing the cash flows of mortgages into separate pools or tranches of risk that create multiple classes of bonds with varying maturities and priority of payments. Pass-through mortgage-backed securities are a type of asset-backed security that is secured by a mortgage or collection of mortgages. The monthly mortgage payments from homeowners pass from the originating bank through an intermediary, such as a government agency or investment bank, which collects the payments, and for a fee, remits or passes these payments through to the holders of the pass-through securities.

     Prime residential mortgage lending includes the origination of residential mortgage loans to the most creditworthy borrowers with high quality credit profiles. Alternative residential mortgage loans ("Alt-A") are a classification of mortgage loans where the risk profile of the borrower falls between prime and sub-prime. Sub-prime mortgage lending is the origination of residential mortgage loans to borrowers with weak credit profiles. Included within Alt-A RMBS are resecuritization of real estate mortgage investment conduit ("Re-REMIC") securities. Re-REMIC Alt-A RMBS involve the pooling of previous issues of Alt-A RMBS and restructuring the combined pools to create new senior and subordinated securities. The credit enhancement on the senior tranches is improved through the resecuritization. The Company's holdings are in senior tranches with significant credit enhancement.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following tables present the Company's investment in Alt-A RMBS by vintage year (vintage year refers to the year of origination and not to the year of purchase) and certain other selected data:

                                                                 DECEMBER 31,
                                                    -------------------------------------
                                                           2010                2009
                                                    -----------------   -----------------
                                                    ESTIMATED           ESTIMATED
                                                       FAIR      % OF      FAIR      % OF
                                                      VALUE     TOTAL     VALUE     TOTAL
                                                    ---------   -----   ---------   -----
                                                                  (IN MILLIONS)
VINTAGE YEAR:
2004 & Prior......................................    $   71      2.1%    $   79      2.7%
2005..............................................     1,074     32.5        948     32.0
2006..............................................       796     24.1        619     20.9
2007..............................................       654     19.8        543     18.4
2008..............................................         7      0.2         --       --
2009 (1)..........................................       671     20.3        768     26.0
2010 (1)..........................................        32      1.0         --       --
                                                      ------    -----     ------    -----
Total.............................................    $3,305    100.0%    $2,957    100.0%
                                                      ======    =====     ======    =====



--------

   (1) All of the Company's Alt-A RMBS holdings in the 2009 and 2010 vintage years are Re-REMIC Alt-A RMBS that were purchased in 2009 and 2010 and are comprised of original issue vintage year 2005 through 2007 Alt-A RMBS. All of the Company's Re-REMIC Alt-A RMBS holdings are NAIC 1 rated.

                                                                DECEMBER 31,
                                                      -------------------------------
                                                           2010             2009
                                                      --------------   --------------
                                                                % OF             % OF
                                                      AMOUNT   TOTAL   AMOUNT   TOTAL
                                                      ------   -----   ------   -----
                                                                (IN MILLIONS)
Net unrealized gain (loss)..........................   $(408)           $(821)
Rated Aa/AA or better...............................            19.7%            35.0%
Rated NAIC 1........................................            47.2%            36.7%
Distribution of holdings -- at estimated fair
  value -- by collateral type:
  Fixed rate mortgage loans collateral..............            91.6%            90.4%
  Hybrid adjustable rate mortgage loans collateral..             8.4              9.6
                                                               -----            -----
     Total Alt-A RMBS...............................           100.0%           100.0%
                                                               =====            =====



     Concentrations of Credit Risk (Fixed Maturity Securities) -- CMBS. The Company's holdings in CMBS were $9.7 billion and $10.8 billion at estimated fair value at December 31, 2010 and 2009, respectively. The Company had no exposure to CMBS index securities at December 31, 2010 or 2009. The Company held commercial real estate collateralized debt obligations securities of $36 million and $39 million at estimated fair value at December 31, 2010 and 2009, respectively.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following tables present the Company's holdings of CMBS by rating agency designation and by vintage year at:

                                                                  DECEMBER 31, 2010
                   ---------------------------------------------------------------------------------------------------------------
                                                                                                                    BELOW
                                                                                                                  INVESTMENT
                            AAA                   AA                     A                    BAA                   GRADE
                   --------------------  --------------------  --------------------  --------------------  -----------------------
                              ESTIMATED             ESTIMATED             ESTIMATED             ESTIMATED                ESTIMATED
                   AMORTIZED     FAIR    AMORTIZED     FAIR    AMORTIZED     FAIR    AMORTIZED     FAIR    AMORTIZED        FAIR
                      COST      VALUE       COST      VALUE       COST      VALUE       COST      VALUE       COST         VALUE
                   ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------     ---------
                                                                              (IN MILLIONS)
2003 & Prior.....    $3,585     $3,736      $183       $185       $122       $119       $ 29       $ 27       $  7          $  6
2004.............     1,345      1,451        68         67         34         30          8          8         70            49
2005.............     1,867      2,003        38         32         48         41         36         25         --            --
2006.............       968      1,031        75         74         19         19         36         35         71            61
2007.............       479        448       224        176         16         15         63         53         10            10
2008 to 2010.....        --         --        --         --         --         --         --         --         --            --
                     ------     ------      ----       ----       ----       ----       ----       ----       ----          ----
  Total..........    $8,244     $8,669      $588       $534       $239       $224       $172       $148       $158          $126
                     ======     ======      ====       ====       ====       ====       ====       ====       ====          ====
Ratings
  Distribution...                 89.4%                 5.5%                  2.3%                  1.5%                     1.3%
                                ======                 ====                  ====                  ====                     ====

                     DECEMBER 31, 2010
                   --------------------
                           TOTAL
                   --------------------
                              ESTIMATED
                   AMORTIZED     FAIR
                      COST      VALUE
                   ---------  ---------
2003 & Prior.....    $3,926     $4,073
2004.............     1,525      1,605
2005.............     1,989      2,101
2006.............     1,169      1,220
2007.............       792        702
2008 to 2010.....        --         --
                     ------     ------
  Total..........    $9,401     $9,701
                     ======     ======
Ratings
  Distribution...                100.0%
                                ======



     The December 31, 2010 table reflects rating agency designations assigned by nationally recognized rating agencies including Moody's, S&P, Fitch and Realpoint, LLC.

                                                                  DECEMBER 31, 2009
                   ---------------------------------------------------------------------------------------------------------------
                                                                                                                    BELOW
                                                                                                                  INVESTMENT
                            AAA                   AA                     A                    BAA                   GRADE
                   --------------------  --------------------  --------------------  --------------------  -----------------------
                              ESTIMATED             ESTIMATED             ESTIMATED             ESTIMATED                ESTIMATED
                   AMORTIZED     FAIR    AMORTIZED     FAIR    AMORTIZED     FAIR    AMORTIZED     FAIR    AMORTIZED        FAIR
                      COST      VALUE       COST      VALUE       COST      VALUE       COST      VALUE       COST         VALUE
                   ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------     ---------
                                                                              (IN MILLIONS)
2003 & Prior.....    $4,421     $4,480      $331       $308       $132       $113       $ 22       $ 18       $ --          $ --
2004.............     1,633      1,645       108         91         70         43         20         15         58            45
2005.............     2,138      2,064       125         94         33         28         35         21         21            19
2006.............       705        656        97         84        332        284        149        106         96            37
2007.............       410        294         7          6        247        189        193        124         10             7
2008 to 2009.....        --         --        --         --         --         --         --         --         --            --
                     ------     ------      ----       ----       ----       ----       ----       ----       ----          ----
  Total..........    $9,307     $9,139      $668       $583       $814       $657       $419       $284       $185          $108
                     ======     ======      ====       ====       ====       ====       ====       ====       ====          ====
Ratings
  Distribution...                 84.9%                 5.4%                  6.1%                  2.6%                     1.0%
                                ======                 ====                  ====                  ====                     ====

                     DECEMBER 31, 2009
                   --------------------
                           TOTAL
                   --------------------
                              ESTIMATED
                   AMORTIZED     FAIR
                      COST      VALUE
                   ---------  ---------
2003 & Prior.....   $ 4,906    $ 4,919
2004.............     1,889      1,839
2005.............     2,352      2,226
2006.............     1,379      1,167
2007.............       867        620
2008 to 2009.....        --         --
                    -------    -------
  Total..........   $11,393    $10,771
                    =======    =======
Ratings
  Distribution...                100.0%
                               =======



     The December 31, 2009 table reflects rating agency designations assigned by nationally recognized rating agencies including Moody's, S&P and Fitch.

     The NAIC rating distribution of the Company's holdings of CMBS was as follows at:

                                                                       DECEMBER
                                                                         31,
                                                                     -----------
                                                                     2010   2009
                                                                     ----   ----
NAIC 1.............................................................  96.8%  96.3%
NAIC 2.............................................................   2.8%   0.1%
NAIC 3.............................................................   0.3%   2.7%
NAIC 4.............................................................   0.1%   0.9%


     Concentrations of Credit Risk (Fixed Maturity Securities) -- ABS. The Company's holdings in ABS were $7.2 billion at estimated fair value at both December 31, 2010 and 2009. The Company's ABS are diversified both by collateral type and by issuer.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents the collateral type and certain other information about ABS held by the Company at:

                                                                 DECEMBER 31,
                                                    -------------------------------------
                                                           2010                2009
                                                    -----------------   -----------------
                                                    ESTIMATED           ESTIMATED
                                                       FAIR      % OF      FAIR      % OF
                                                      VALUE     TOTAL     VALUE     TOTAL
                                                    ---------   -----   ---------   -----
                                                                (IN MILLIONS)
By collateral type:
  Credit card loans...............................    $3,259     45.2%    $3,706     51.7%
  Student loans...................................     1,028     14.2        882     12.3
  RMBS backed by sub-prime mortgage loans.........       775     10.7        710      9.9
  Automobile loans................................       353      4.9        619      8.6
  Other loans.....................................     1,803     25.0      1,254     17.5
                                                      ------    -----     ------    -----
       Total......................................    $7,218    100.0%    $7,171    100.0%
                                                      ======    =====     ======    =====
Portion rated Aaa/AAA.............................    $5,000     69.3%    $4,947     69.0%
                                                      ======    =====     ======    =====
Portion rated NAIC 1..............................    $6,436     89.2%    $6,155     85.8%
                                                      ======    =====     ======    =====



     The Company had ABS supported by sub-prime mortgage loans with estimated fair values of $775 million and $710 million and unrealized losses of $217 million and $381 million at December 31, 2010 and 2009, respectively. Approximately 49% of this portfolio was rated Aa or better, of which 82% was in vintage year 2005 and prior at December 31, 2010. Approximately 59% of this portfolio was rated Aa or better, of which 88% was in vintage year 2005 and prior at December 31, 2009. These older vintages from 2005 and prior benefit from better underwriting, improved enhancement levels and higher residential property price appreciation. Approximately 62% and 67% of this portfolio was rated NAIC 2 or better at December 31, 2010 and 2009, respectively.

     Concentrations of Credit Risk (Equity Securities). The Company was not exposed to any concentrations of credit risk in its equity securities holdings of any single issuer greater than 10% of the Company's equity or 1% of total investments at December 31, 2010 and 2009.

     Maturities of Fixed Maturity Securities. The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), were as follows at:

                                                                DECEMBER 31,
                                               ---------------------------------------------
                                                        2010                    2009
                                               ---------------------   ---------------------
                                                           ESTIMATED               ESTIMATED
                                               AMORTIZED      FAIR     AMORTIZED      FAIR
                                                  COST       VALUE        COST       VALUE
                                               ---------   ---------   ---------   ---------
                                                               (IN MILLIONS)
Due in one year or less......................   $  3,974    $  4,052    $  3,927    $  3,987
Due after one year through five years........     25,910      27,017      22,001      22,733
Due after five years through ten years.......     31,060      33,543      25,114      25,974
Due after ten years..........................     46,301      48,100      43,302      43,028
                                                --------    --------    --------    --------
  Subtotal...................................    107,245     112,712      94,344      95,722
RMBS, CMBS and ABS...........................     46,463      46,823      51,095      48,927
                                                --------    --------    --------    --------
     Total fixed maturity securities.........   $153,708    $159,535    $145,439    $144,649
                                                ========    ========    ========    ========


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. RMBS, CMBS and ABS are shown separately in the table, as they are not due at a single maturity.

  EVALUATING AVAILABLE-FOR-SALE SECURITIES FOR OTHER-THAN-TEMPORARY IMPAIRMENT

     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities, equity securities and perpetual hybrid securities, in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired. As described more fully in Note 1, effective April 1, 2009, the Company adopted OTTI guidance that amends the methodology for determining for fixed maturity securities whether an OTTI exists, and for certain fixed maturity securities, changes how the amount of the OTTI loss that is charged to earnings is determined. There was no change in the OTTI methodology for equity securities.

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), were as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                             --------------------------
                                                               2010     2009     2008
                                                             -------   -----   --------
                                                                    (IN MILLIONS)
Fixed maturity securities..................................  $ 6,189   $(216)  $(13,199)
Fixed maturity securities with noncredit OTTI losses in
  accumulated other comprehensive income (loss)............     (419)   (574)        --
                                                             -------   -----   --------
  Total fixed maturity securities..........................    5,770    (790)   (13,199)
Equity securities..........................................      (66)    (75)      (633)
Derivatives................................................       90    (156)        14
Short-term investments.....................................      (13)    (23)        --
Other......................................................       48      52         56
                                                             -------   -----   --------
     Subtotal..............................................    5,829    (992)   (13,762)
                                                             -------   -----   --------
Amounts allocated from:
  Insurance liability loss recognition.....................     (426)     --         (1)
  DAC and VOBA related to noncredit OTTI losses recognized
     in accumulated other comprehensive income (loss)......       27      49         --
  DAC and VOBA.............................................     (999)      6      2,000
  Policyholder dividend obligation.........................     (876)     --         --
                                                             -------   -----   --------
     Subtotal..............................................   (2,274)     55      1,999
Deferred income tax benefit (expense) related to noncredit
  OTTI losses recognized in accumulated other comprehensive
  income (loss)............................................      138     184         --
Deferred income tax benefit (expense)......................   (1,382)    142      4,062
                                                             -------   -----   --------
Net unrealized investment gains (losses)...................    2,311    (611)    (7,701)
Net unrealized investment gains (losses) attributable to
  noncontrolling interests.................................       (1)      5         --
                                                             -------   -----   --------
Net unrealized investment gains (losses) attributable to
  Metropolitan Life Insurance Company......................  $ 2,310   $(606)  $ (7,701)
                                                             =======   =====   ========



     Fixed maturity securities with noncredit OTTI losses in accumulated other comprehensive income (loss), as presented above of ($419) million at December 31, 2010, includes ($574) million recognized prior to January 1,

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2010, ($150) million (($148) million, net of DAC) of noncredit OTTI losses recognized in the year ended December 31, 2010, $87 million related to securities sold during the year ended December 31, 2010 for which a noncredit OTTI loss was previously recognized in accumulated other comprehensive income
(loss) and $218 million of subsequent increases in estimated fair value during the year ended December 31, 2010 on such securities for which a noncredit OTTI loss was previously recognized in accumulated other comprehensive income (loss).

     Fixed maturity securities with noncredit OTTI losses in accumulated other comprehensive income (loss), as presented above of ($574) million at December 31, 2009, includes ($59) million related to the transition adjustment recorded in 2009 upon the adoption of guidance on the recognition and presentation of OTTI, ($623) million (($566) million, net of DAC) of noncredit OTTI losses recognized in the year ended December 31, 2009 (as more fully described in Note
1), $8 million related to securities sold during the year ended December 31, 2009 for which a noncredit OTTI loss was previously recognized in accumulated comprehensive income (loss) and $100 million of subsequent increases in estimated fair value during the year ended December 31, 2009 on such securities for which a noncredit OTTI loss was previously recognized in accumulated other comprehensive income (loss).

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The changes in net unrealized investment gains (losses) were as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                             --------------------------
                                                               2010     2009     2008
                                                             -------  -------  --------
                                                                      (IN MILLIONS)
Balance, beginning of period...............................  $  (606) $(7,701) $  1,342
Cumulative effect of change in accounting principles, net
  of income tax............................................       10      (36)       --
Fixed maturity securities on which noncredit OTTI losses
  have been recognized.....................................      155     (515)       --
Unrealized investment gains (losses) during the year.......    6,650   13,344   (17,624)
Unrealized investment losses of subsidiary at the date of
  dividend of interests....................................       --       --       106
Unrealized investment gains (losses) relating to:
  Insurance liability gain (loss) recognition..............     (426)       1       365
  DAC and VOBA on which noncredit OTTI losses recognized in
     other comprehensive income (loss).....................      (22)      45        --
  DAC and VOBA.............................................   (1,005)  (1,994)    2,438
  DAC and VOBA of subsidiary at date of dividend of
     interests.............................................       --       --       (18)
  Policyholder dividend obligation.........................     (876)      --       789
  Deferred income tax benefit (expense) related to
     noncredit OTTI losses recognized in other accumulated
     comprehensive income (loss)...........................      (46)     165        --
  Deferred income tax benefit (expense)....................   (1,518)  (3,920)    4,797
  Deferred income tax benefit (expense) of subsidiary at
     the date of dividend of interests.....................       --       --       (46)
                                                             -------  -------  --------
Net unrealized investment gains (losses)...................    2,316     (611)   (7,851)
Net unrealized investment gains (losses) attributable to
  noncontrolling interests.................................       (6)       5        --
Net unrealized investment gains (losses) attributable to
  noncontrolling interests of subsidiary at date of
  dividend of interests....................................       --       --       150
                                                             -------  -------  --------
Balance, end of period.....................................  $ 2,310  $  (606) $ (7,701)
                                                             =======  =======  ========
Change in net unrealized investment gains (losses).........  $ 2,922  $ 7,090  $ (9,193)
Change in net unrealized investment gains (losses)
  attributable to noncontrolling interests.................       (6)       5        --
Change in net unrealized investment gains (losses)
  attributable to noncontrolling interests of
     subsidiary at date of dividend of interests...........       --       --       150
                                                             -------  -------  --------
Change in net unrealized investment gains (losses)
  attributable to Metropolitan Life Insurance Company......  $ 2,916  $ 7,095  $ (9,043)
                                                             =======  =======  ========



  CONTINUOUS GROSS UNREALIZED LOSS AND OTTI LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE BY SECTOR

     The following tables present the estimated fair value and gross unrealized loss of the Company's fixed maturity and equity securities in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position. The unrealized loss amounts presented below include the noncredit component of OTTI loss. Fixed maturity securities on which a noncredit OTTI loss has been recognized in accumulated other comprehensive income (loss) are categorized by length of time as being "less than 12 months" or "equal to or greater than 12 months" in a continuous unrealized loss position based on the point in

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


time that the estimated fair value initially declined to below the amortized cost basis and not the period of time since the unrealized loss was deemed a noncredit OTTI loss.

                                                                   DECEMBER 31, 2010
                                          -------------------------------------------------------------------
                                                                  EQUAL TO OR GREATER
                                           LESS THAN 12 MONTHS       THAN 12 MONTHS             TOTAL
                                          ---------------------  ---------------------  ---------------------
                                          ESTIMATED     GROSS    ESTIMATED     GROSS    ESTIMATED     GROSS
                                             FAIR    UNREALIZED     FAIR    UNREALIZED     FAIR    UNREALIZED
                                            VALUE       LOSS       VALUE       LOSS       VALUE       LOSS
                                          ---------  ----------  ---------  ----------  ---------  ----------
                                                       (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
U.S. corporate securities...............   $ 5,997      $197      $ 5,234     $  762     $11,231     $  959
Foreign corporate securities............     3,692       125        2,662        367       6,354        492
RMBS....................................     3,949       120        4,537        768       8,486        888
U.S. Treasury, agency and government
  guaranteed securities.................     8,553       367           --         --       8,553        367
CMBS....................................       236         2          965        182       1,201        184
ABS.....................................     1,015        18        1,810        437       2,825        455
State and political subdivision
  securities............................     2,412       117          234         78       2,646        195
Foreign government securities...........       231         7           94         11         325         18
                                           -------      ----      -------     ------     -------     ------
  Total fixed maturity securities.......   $26,085      $953      $15,536     $2,605     $41,621     $3,558
                                           =======      ====      =======     ======     =======     ======
EQUITY SECURITIES:
Common stock............................   $    29      $  7      $    --     $   --     $    29     $    7
Non-redeemable preferred stock..........        52         3          558        161         610        164
                                           -------      ----      -------     ------     -------     ------
  Total equity securities...............   $    81      $ 10      $   558     $  161     $   639     $  171
                                           =======      ====      =======     ======     =======     ======
Total number of securities in an
  unrealized loss position..............     1,405                  1,151
                                           =======                =======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                   DECEMBER 31, 2009
                                          -------------------------------------------------------------------
                                                                  EQUAL TO OR GREATER
                                           LESS THAN 12 MONTHS       THAN 12 MONTHS             TOTAL
                                          ---------------------  ---------------------  ---------------------
                                          ESTIMATED     GROSS    ESTIMATED     GROSS    ESTIMATED     GROSS
                                             FAIR    UNREALIZED     FAIR    UNREALIZED     FAIR    UNREALIZED
                                            VALUE       LOSS       VALUE       LOSS       VALUE       LOSS
                                          ---------  ----------  ---------  ----------  ---------  ----------
                                                       (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
U.S. corporate securities...............   $ 5,592     $  270     $11,119     $1,491     $16,711     $1,761
Foreign corporate securities............     2,442         77       5,047        762       7,489        839
RMBS....................................     4,703         80       6,534      1,644      11,237      1,724
U.S. Treasury, agency and government
  guaranteed securities.................     9,089        678          --         --       9,089        678
CMBS....................................     1,291         15       3,865        731       5,156        746
ABS.....................................       826         73       3,454        750       4,280        823
State and political subdivision
  securities............................     1,236         64         272         82       1,508        146
Foreign government securities...........       171          9         171         38         342         47
                                           -------     ------     -------     ------     -------     ------
  Total fixed maturity securities.......   $25,350     $1,266     $30,462     $5,498     $55,812     $6,764
                                           =======     ======     =======     ======     =======     ======
EQUITY SECURITIES:
Common stock............................   $    49     $    4     $     2     $   --     $    51     $    4
Non-redeemable preferred stock..........        46         29         628        154         674        183
                                           -------     ------     -------     ------     -------     ------
  Total equity securities...............   $    95     $   33     $   630     $  154     $   725     $  187
                                           =======     ======     =======     ======     =======     ======
Total number of securities in an
  unrealized loss position..............     1,365                  2,073
                                           =======                =======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  AGING OF GROSS UNREALIZED LOSS AND OTTI LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss, including the portion of OTTI loss on fixed maturity securities recognized in accumulated other comprehensive income (loss), gross unrealized loss as a percentage of cost or amortized cost and number of securities for fixed maturity and equity securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                                 DECEMBER 31, 2010
                                          --------------------------------------------------------------
                                            COST OR AMORTIZED     GROSS UNREALIZED         NUMBER OF
                                                  COST                  LOSS              SECURITIES
                                          --------------------   ------------------   ------------------
                                          LESS THAN     20% OR   LESS THAN   20% OR   LESS THAN   20% OR
                                             20%         MORE       20%       MORE       20%       MORE
                                          ---------     ------   ---------   ------   ---------   ------
                                                    (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months....................   $25,867      $  811     $  843    $  216     1,287        65
Six months or greater but less than nine
  months................................       696         275         19        75        51        24
Nine months or greater but less than
  twelve months.........................       271          35         22         8        29         6
Twelve months or greater................    13,525       3,699      1,158     1,217       823       226
                                           -------      ------     ------    ------
  Total.................................   $40,359      $4,820     $2,042    $1,516
                                           =======      ======     ======    ======
Percentage of amortized cost............                                5%       31%
                                                                   ======    ======
EQUITY SECURITIES:
Less than six months....................   $    52      $   59     $    2    $   13        23        11
Six months or greater but less than nine
  months................................        29          28          5         6         3         2
Nine months or greater but less than
  twelve months.........................        --          40         --        14         2         2
Twelve months or greater................       309         293         32        99        22        13
                                           -------      ------     ------    ------
  Total.................................   $   390      $  420     $   39    $  132
                                           =======      ======     ======    ======
Percentage of cost......................                               10%       31%
                                                                   ======    ======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                DECEMBER 31, 2009
                                         ---------------------------------------------------------------
                                           COST OR AMORTIZED      GROSS UNREALIZED         NUMBER OF
                                                  COST                  LOSS              SECURITIES
                                         ---------------------   ------------------   ------------------
                                         LESS THAN      20% OR   LESS THAN   20% OR   LESS THAN   20% OR
                                            20%          MORE       20%       MORE       20%       MORE
                                         ---------     -------   ---------   ------   ---------   ------
                                                    (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months...................   $22,545      $ 1,574     $  657    $  414     1,057       115
Six months or greater but less than
  nine months..........................     2,813          317        352        85        75        30
Nine months or greater but less than
  twelve months........................       713        1,161         67       356        37        55
Twelve months or greater...............    25,337        8,116      1,972     2,861     1,417       486
                                          -------      -------     ------    ------
  Total................................   $51,408      $11,168     $3,048    $3,716
                                          =======      =======     ======    ======
Percentage of amortized cost...........                                 6%       33%
                                                                   ======    ======
EQUITY SECURITIES:
Less than six months...................   $    60      $    54     $    4    $   12       166         7
Six months or greater but less than
  nine months..........................        --           --         --        --         3        --
Nine months or greater but less than
  twelve months........................         3           69         --        29         4         5
Twelve months or greater...............       389          337         47        95        30        20
                                          -------      -------     ------    ------
  Total................................   $   452      $   460     $   51    $  136
                                          =======      =======     ======    ======
Percentage of cost.....................                                11%       30%
                                                                   ======    ======



     Equity securities with a gross unrealized loss of 20% or more for twelve months or greater increased from $95 million at December 31, 2009 to $99 million at December 31, 2010. As shown in the section "-- Evaluating Temporarily Impaired Available-for-Sale Securities" below, all of the $99 million of equity securities with a gross unrealized loss of 20% or more for twelve months or greater at December 31, 2010 were financial services industry investment grade non-redeemable preferred stock, of which 82% were rated A or better.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  CONCENTRATION OF GROSS UNREALIZED LOSS AND OTTI LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The Company's gross unrealized losses related to its fixed maturity and equity securities, including the portion of OTTI loss on fixed maturity securities recognized in accumulated other comprehensive income (loss) of $3.7 billion and $7.0 billion at December 31, 2010 and 2009, respectively, were concentrated, calculated as a percentage of gross unrealized loss and OTTI loss, by sector and industry as follows:

                                                                       DECEMBER
                                                                         31,
                                                                     -----------
                                                                     2010   2009
                                                                     ----   ----
SECTOR:
  U.S. corporate securities........................................    26%    25%
  RMBS.............................................................    24     25
  Foreign corporate securities.....................................    13     12
  ABS..............................................................    12     12
  U.S. Treasury, agency and government guaranteed securities.......    10     10
  CMBS.............................................................     5     11
  State and political subdivision securities.......................     5      2
  Other............................................................     5      3
                                                                      ---    ---
     Total.........................................................   100%   100%
                                                                      ===    ===
INDUSTRY:
  Mortgage-backed..................................................    29%    36%
  Finance..........................................................    21     23
  Asset-backed.....................................................    12     12
  U.S. Treasury, agency and government guaranteed securities.......    10     10
  Utility..........................................................     6      4
  State and political subdivision securities.......................     5      2
  Consumer.........................................................     4      4
  Communications...................................................     2      2
  Industrial.......................................................     2      1
  Other............................................................     9      6
                                                                      ---    ---
     Total.........................................................   100%   100%
                                                                      ===    ===


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  EVALUATING TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE SECURITIES

     The following table presents the Company's fixed maturity and equity securities, each with a gross unrealized loss of greater than $10 million, the number of securities, total gross unrealized loss and percentage of total gross unrealized loss at:

                                                                   DECEMBER 31,
                                            ---------------------------------------------------------
                                                        2010                          2009
                                            ---------------------------   ---------------------------
                                            FIXED MATURITY     EQUITY     FIXED MATURITY     EQUITY
                                              SECURITIES     SECURITIES     SECURITIES     SECURITIES
                                            --------------   ----------   --------------   ----------
                                                    (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Number of securities......................          67             5             145             5
Total gross unrealized loss...............      $1,179           $75          $2,796           $70
Percentage of total gross unrealized
  loss....................................          33%           44%             41%           37%


     Fixed maturity and equity securities, each with a gross unrealized loss greater than $10 million, decreased $1.6 billion during the year ended December 31, 2010. The cause of the decline in, or improvement in, gross unrealized losses for the year ended December 31, 2010, was primarily attributable to a decrease in interest rates and narrowing of credit spreads. These securities were included in the Company's OTTI review process. Based upon the Company's current evaluation of these securities and other available-for-sale securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company has concluded that these securities are not other-than-temporarily impaired.

     In the Company's impairment review process, the duration and severity of an unrealized loss position for equity securities is given greater weight and consideration than for fixed maturity securities. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for an equity security, greater weight and consideration is given by the Company to a decline in market value and the likelihood such market value decline will recover.

     The following table presents certain information about the Company's equity securities available-for-sale with a gross unrealized loss of 20% or more at December 31, 2010:

                                                                   NON-REDEEMABLE PREFERRED STOCK
                                          -------------------------------------------------------------------------------
                                            ALL TYPES OF
                                           NON-REDEEMABLE
                                           PREFERRED STOCK                         INVESTMENT GRADE
                              ALL EQUITY  ----------------  -------------------------------------------------------------
                              SECURITIES             % OF          ALL INDUSTRIES           FINANCIAL SERVICES INDUSTRY
                              ----------   GROSS     ALL    ---------------------------  --------------------------------
                                 GROSS    UNREAL-   EQUITY     GROSS        % OF ALL        GROSS                   % A
                              UNREALIZED    IZED   SECURI-  UNREALIZED   NON-REDEEMABLE  UNREALIZED   % OF ALL   RATED OR
                                 LOSS       LOSS     TIES      LOSS     PREFERRED STOCK     LOSS     INDUSTRIES   BETTER
                              ----------  -------  -------  ----------  ---------------  ----------  ----------  --------
                                                                   (IN MILLIONS)
Less than six months........     $ 13       $ 11      85%      $  7            64%          $  7         100%       100%
Six months or greater but
  less than twelve months...       20         20     100%        20           100%            20         100%        65%
Twelve months or greater....       99         99     100%        99           100%            99         100%        82%
                                 ----       ----               ----                         ----
All equity securities with a
  gross unrealized loss of
  20% or more...............     $132       $130      98%      $126            97%          $126         100%        80%
                                 ====       ====               ====                         ====



     In connection with the equity securities impairment review process, the Company evaluated its holdings in non-redeemable preferred stock, particularly those companies in the financial services industry. The Company considered several factors including whether there has been any deterioration in credit of the issuer and the likelihood of recovery in value of non-redeemable preferred stock with a severe or an extended unrealized loss. The

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Company also considered whether any issuers of non-redeemable preferred stock with an unrealized loss held by the Company, regardless of credit rating, have deferred any dividend payments. No such dividend payments had been deferred.

     With respect to common stock holdings, the Company considered the duration and severity of the unrealized losses for securities in an unrealized loss position of 20% or more; and the duration of unrealized losses for securities in an unrealized loss position of less than 20% in an extended unrealized loss position (i.e., 12 months or greater).

     Future OTTIs will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), changes in credit rating, changes in collateral valuation, changes in interest rates and changes in credit spreads. If economic fundamentals and any of the above factors deteriorate, additional OTTIs may be incurred in upcoming quarters.

  NET INVESTMENT GAINS (LOSSES)

     See "-- Evaluating Available-for-Sale Securities for Other-Than-Temporary Impairment" for a discussion of changes in guidance adopted April 1, 2009 that impacted how fixed maturity security OTTI losses that are charged to earnings are measured.

     The components of net investment gains (losses) were as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                           -------------------------
                                                            2010     2009      2008
                                                           -----   -------   -------
                                                                 (IN MILLIONS)
Total gains (losses) on fixed maturity securities:
  Total OTTI losses recognized...........................  $(510)  $(1,521)  $  (787)
  Less: Noncredit portion of OTTI losses transferred to
     and recognized in other comprehensive income
     (loss)..............................................    150       623        --
                                                           -----   -------   -------
  Net OTTI losses on fixed maturity securities recognized
     in earnings.........................................   (360)     (898)     (787)
  Fixed maturity securities -- net gains (losses) on
     sales and disposals.................................    129        (7)     (275)
                                                           -----   -------   -------
     Total losses on fixed maturity securities...........   (231)     (905)   (1,062)
Other net investment gains (losses):
  Equity securities......................................     70      (255)      (90)
  Mortgage loans.........................................     59      (373)      (88)
  Real estate and real estate joint ventures.............    (33)     (100)      (18)
  Other limited partnership interests....................     (5)     (284)     (131)
  Other investment portfolio gains (losses)..............     36       (38)      146
                                                           -----   -------   -------
     Subtotal -- investment portfolio gains (losses).....   (104)   (1,955)   (1,243)
FVO consolidated securitization entities:
  Securities.............................................    (78)       --        --
  Long term debt -- related to securities................     48        --        --
  Other gains (losses)...................................    (36)      288      (286)
                                                           -----   -------   -------
     Subtotal FVO consolidated securitization entities
       and other gains (losses)..........................    (66)      288      (286)
                                                           -----   -------   -------
       Total net investment gains (losses)...............  $(170)  $(1,667)  $(1,529)
                                                           =====   =======   =======



     See "-- Variable Interest Entities" for discussion of CSEs included in the table above.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     See "-- Related Party Investment Transactions" for discussion of affiliated net investment gains (losses) related to internal asset transfers included in the table above.

     Gains (losses) from foreign currency transactions included within net investment gains (losses) were $18 million, $317 million and ($184) million for the years ended December 31, 2010, 2009 and 2008, respectively.

     Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) were as shown below. Investment gains and losses on sales of securities are determined on a specific identification basis.

                                                                YEARS ENDED DECEMBER
                                 YEARS ENDED DECEMBER 31,               31,                 YEARS ENDED DECEMBER 31,
                               ---------------------------    -----------------------    -----------------------------
                                 2010      2009      2008     2010     2009     2008       2010       2009       2008
                               -------   -------   -------    ----    -----    ------    -------    -------    -------
                                FIXED MATURITY SECURITIES        EQUITY SECURITIES                   TOTAL
                               ---------------------------    -----------------------    -----------------------------
                                                              (IN MILLIONS)
Proceeds.....................  $30,817   $24,900   $42,785    $429    $ 658    $1,888    $31,246    $25,558    $44,673
                               =======   =======   =======    ====    =====    ======    =======    =======    =======
Gross investment gains.......  $   544   $   685   $   631    $ 88    $ 118    $  412    $   632    $   803    $ 1,043
                               -------   -------   -------    ----    -----    ------    -------    -------    -------
Gross investment losses......     (415)     (692)     (906)    (11)     (90)     (223)      (426)      (782)    (1,129)
                               -------   -------   -------    ----    -----    ------    -------    -------    -------
Total OTTI losses recognized
  in earnings: Credit-
  related....................     (334)     (632)     (668)     --       --        --       (334)      (632)      (668)
  Other (1)..................      (26)     (266)     (119)     (7)    (283)     (279)       (33)      (549)      (398)
                               -------   -------   -------    ----    -----    ------    -------    -------    -------
     Total OTTI losses
       recognized in
       earnings..............     (360)     (898)     (787)     (7)    (283)     (279)      (367)    (1,181)    (1,066)
                               -------   -------   -------    ----    -----    ------    -------    -------    -------
Net investment gains
  (losses)...................  $  (231)  $  (905)  $(1,062)   $ 70    $(255)   $  (90)   $  (161)   $(1,160)   $(1,152)
                               =======   =======   =======    ====    =====    ======    =======    =======    =======



--------

   (1) Other OTTI losses recognized in earnings include impairments on equity securities, impairments on perpetual hybrid securities classified within fixed maturity securities where the primary reason for the impairment was the severity and/or the duration of an unrealized loss position and fixed maturity securities where there is an intent to sell or it is more likely than not that the Company will be required to sell the security before recovery of the decline in estimated fair value.

     Fixed maturity security OTTI losses recognized in earnings related to the following sectors and industries within the U.S. and foreign corporate securities sector:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                             ----------------------
                                                             2010     2009     2008
                                                             ----     ----     ----
                                                                  (IN MILLIONS)
Sector:
U.S. and foreign corporate securities -- by industry:
  Finance..................................................  $117     $284     $361
  Consumer.................................................    20      127       71
  Communications...........................................    10      130      109
  Utility..................................................     1       81        5
  Industrial...............................................    --        9       26
  Other industries.........................................    --       27      144
                                                             ----     ----     ----
     Total U.S. and foreign corporate securities...........   148      658      716
  ABS......................................................    85       95       61
  RMBS.....................................................    68      127       --
  CMBS.....................................................    59       18       --
  Foreign government securities............................    --       --       10
                                                             ----     ----     ----
     Total.................................................  $360     $898     $787
                                                             ====     ====     ====


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Equity security OTTI losses recognized in earnings related to the following sectors and industries:

                                                            YEARS ENDED DECEMBER 31,
                                                            ------------------------
                                                            2010      2009      2008
                                                            ----      ----      ----
                                                                  (IN MILLIONS)
Sector:
  Common stock............................................   $ 4      $ 55      $ 82
  Non-redeemable preferred stock..........................     3       228       197
                                                             ---      ----      ----
          Total...........................................   $ 7      $283      $279
                                                             ===      ====      ====
Industry:
  Financial services industry:
     Perpetual hybrid securities..........................   $ 3      $228      $ 38
     Common and remaining non-redeemable preferred stock..    --        25       180
                                                             ---      ----      ----
       Total financial services industry..................     3       253       218
  Other industries........................................     4        30        61
                                                             ---      ----      ----
          Total...........................................   $ 7      $283      $279
                                                             ===      ====      ====



  CREDIT LOSS ROLLFORWARD -- ROLLFORWARD OF THE CUMULATIVE CREDIT LOSS COMPONENT OF OTTI LOSS RECOGNIZED IN EARNINGS ON FIXED MATURITY SECURITIES STILL HELD FOR WHICH A PORTION OF THE OTTI LOSS WAS RECOGNIZED IN OTHER COMPREHENSIVE INCOME (LOSS)

     The table below presents a rollforward of the cumulative credit loss component of OTTI loss recognized in earnings on fixed maturity securities still held by the Company at the respective time period, for which a portion of the OTTI loss was recognized in other comprehensive income (loss):

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                              --------------------
                                                               2010           2009
                                                              -----           ----
                                                                  (IN MILLIONS)
Balance, at January 1,......................................  $ 303           $ --
Credit loss component of OTTI loss not reclassified to other comprehensive income (loss) in the cumulative effect
  transition adjustment.....................................     --            110
Additions:
  Initial impairments -- credit loss OTTI recognized on
     securities not previously impaired.....................     91            188
  Additional impairments -- credit loss OTTI recognized on
     securities previously impaired.........................     91             36
Reductions:
  Due to sales (maturities, pay downs or prepayments) during the period of securities previously credit loss OTTI
     impaired...............................................   (149)           (30)
  Due to securities impaired to net present value of
     expected future cash flows.............................     (1)            --
  Due to increases in cash flows -- accretion of previous
     credit loss OTTI.......................................     (5)            (1)
                                                              -----           ----
Balance, at December 31,....................................  $ 330           $303
                                                              =====           ====


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  NET INVESTMENT INCOME

     The components of net investment income were as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                         ---------------------------
                                                           2010      2009      2008
                                                         -------   -------   -------
                                                                (IN MILLIONS)
Investment income:
Fixed maturity securities..............................  $ 8,147   $ 7,799   $ 8,830
Equity securities......................................       89       126       174
Trading and other securities -- Actively Traded
  Securities and FVO general account securities........       72       116       (21)
Mortgage loans.........................................    2,258     2,236     2,387
Policy loans...........................................      515       504       475
Real estate and real estate joint ventures.............      396      (137)      499
Other limited partnership interests....................      684       147       (92)
Cash, cash equivalents and short-term investments......       15        27       134
International joint ventures...........................       14         7        (1)
Other..................................................      111       104       202
                                                         -------   -------   -------
  Subtotal.............................................   12,301    10,929    12,587
Less: Investment expenses..............................      711       740     1,473
                                                         -------   -------   -------
  Subtotal, net........................................   11,590    10,189    11,114
                                                         -------   -------   -------
FVO consolidated securitization entities:
  Securities...........................................       15        --        --
                                                         -------   -------   -------
     Net investment income.............................  $11,605   $10,189   $11,114
                                                         =======   =======   =======



     Affiliated investment income included in the table above was $78 million, $44 million and $29 million related to fixed maturity securities for the years ended December 31, 2010, 2009 and 2008, respectively. Affiliated investment income related to short-term investments included in the table above was less than $1 million for each of the years ended December 31, 2010 and 2009, and was $2 million for the year ended December 31, 2008. The Company provides investment administrative services to certain affiliates. Investment administrative service costs charged to these affiliates, which reduced investment expenses in the table above, were $107 million, $87 million and $67 million for the years ended December 31, 2010, 2009 and 2008, respectively.

     See "-- Variable Interest Entities" for discussion of CSEs included in the table above.

     See "-- Related Party Investment Transactions" for discussion of additional affiliated net investment income related to short-term investments included in the table above.

  SECURITIES LENDING

     The Company participates in securities lending programs whereby blocks of securities, which are included in fixed maturity securities and short-term investments, are loaned to third parties, primarily brokerage firms and commercial banks. The Company generally obtains collateral, generally cash, in an amount equal to 102% of the estimated fair value of the securities loaned, which is obtained at the inception of a loan and maintained at a level greater than or equal to 100% for the duration of the loan. Securities loaned under such transactions may be sold or repledged by the transferee. The Company is liable to return to its counterparties the cash collateral under its

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


control. These transactions are treated as financing arrangements and the associated liability is recorded at the amount of the cash received.

     Elements of the securities lending programs are presented below at:

                                                                   DECEMBER 31,
                                                                -----------------
                                                                  2010      2009
                                                                -------   -------
                                                                  (IN MILLIONS)
Securities on loan:
  Amortized cost..............................................  $15,274   $13,468
  Estimated fair value........................................  $15,682   $13,523
Aging of cash collateral liability:
  Open (1)....................................................  $ 1,262   $ 1,611
  Less than thirty days.......................................    8,213     9,810
  Thirty days or greater but less than sixty days.............    3,005     1,684
  Sixty days or greater but less than ninety days.............    1,683        41
  Ninety days or greater......................................    1,818       734
                                                                -------   -------
     Total cash collateral liability..........................  $15,981   $13,880
                                                                =======   =======
Security collateral on deposit from counterparties............  $    --   $     6
                                                                =======   =======
Reinvestment portfolio -- estimated fair value................  $15,789   $13,373
                                                                =======   =======



--------

   (1) Open -- meaning that the related loaned security could be returned to the Company on the next business day requiring the Company to immediately return the cash collateral.

     The estimated fair value of the securities on loan related to the cash collateral on open at December 31, 2010 was $1,238 million, of which $985 million were U.S. Treasury, agency and government guaranteed securities which, if put to the Company, can be immediately sold to satisfy the cash requirements. The remainder of the securities on loan were primarily U.S. Treasury, agency and government guaranteed securities, and very liquid RMBS. The reinvestment portfolio acquired with the cash collateral consisted principally of fixed maturity securities (including RMBS, U.S. corporate, U.S. Treasury, agency and government guaranteed, ABS, foreign corporate and CMBS).

     Security collateral on deposit from counterparties in connection with the securities lending transactions may not be sold or repledged, unless the counterparty is in default, and is not reflected in the consolidated financial statements. Separately, the Company had $49 million and $46 million, at estimated fair value, of cash and security collateral on deposit from a counterparty to secure its interest in a pooled investment that is held by a third-party trustee, as custodian, at December 31, 2010 and 2009, respectively. This pooled investment is included within fixed maturity securities and had an estimated fair value of $49 million and $51 million at December 31, 2010 and 2009, respectively.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  INVESTED ASSETS ON DEPOSIT AND PLEDGED AS COLLATERAL

     The invested assets on deposit and invested assets pledged as collateral are presented in the table below. The amounts presented in the table below are at estimated fair value for cash and cash equivalents, short-term investments, fixed maturity, equity, trading and other securities and at carrying value for mortgage loans.

                                                                   DECEMBER 31,
                                                                -----------------
                                                                  2010      2009
                                                                -------   -------
                                                                  (IN MILLIONS)
Invested assets on deposit:
  Regulatory agencies (1).....................................  $ 1,491   $ 1,296
Invested assets pledged as collateral:
  Funding agreements -- FHLB of NY (2)........................   14,204    15,084
  Funding agreements -- Farmer Mac (3)........................    2,928     2,871
  Derivative transactions (4).................................      141       290
  Short sale agreements (5)...................................      465       496
                                                                -------   -------
     Total invested assets on deposit and pledged as
       collateral.............................................  $19,229   $20,037
                                                                =======   =======



--------

   (1) The Company has investment assets on deposit with regulatory agencies consisting primarily of cash and cash equivalents, short-term investments, fixed maturity securities and equity securities.

   (2) The Company has pledged fixed maturity securities in support of its funding agreements with the Federal Home Loan Bank of New York ("FHLB of NY"). The nature of these FHLB of NY arrangements is described in Note 8.

   (3) The Company has pledged certain agricultural mortgage loans in connection with funding agreements issued to certain SPEs that have issued securities guaranteed by the Federal Agricultural Mortgage Corporation ("Farmer Mac"). The nature of these Farmer Mac arrangements is described in Note 8.

   (4) Certain of the Company's invested assets are pledged as collateral for various derivative transactions as described in Note 3.

   (5) Certain of the Company's Actively Traded Securities and cash and cash equivalents are pledged to secure liabilities associated with short sale agreements in the Actively Traded Securities portfolio.

     See also "-- Securities Lending" for the amount of the Company's cash received from and due back to counterparties pursuant to the Company's securities lending program. See "-- Variable Interest Entities" for assets of certain CSEs that can only be used to settle liabilities of such entities.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  TRADING AND OTHER SECURITIES

     The tables below present certain information about the Company's trading securities and other securities for which the FVO has been elected:

                                                                   DECEMBER 31,
                                                                   ------------
                                                                   2010    2009
                                                                   ----   -----
                                                                        (IN
                                                                     MILLIONS)
Actively Traded Securities.......................................  $463   $ 420
FVO general account securities...................................    71      51
FVO securities held by consolidated securitization entities......   201      --
                                                                   ----   -----
  Total trading and other securities -- at estimated fair value..  $735   $ 471
                                                                   ====   =====
Actively Traded Securities -- at estimated fair value............  $463   $ 420
Short sale agreement liabilities -- at estimated fair value......   (46)   (106)
                                                                   ----   -----
Net long/short position -- at estimated fair value...............  $417   $ 314
                                                                   ====   =====
Investments pledged to secure short sale agreement liabilities...  $465   $ 496
                                                                   ====   =====




                                                               YEARS ENDED DECEMBER
                                                                        31,
                                                              ----------------------
                                                              2010     2009     2008
                                                              ----     ----     ----
                                                                   (IN MILLIONS)
Actively Traded Securities:
  Net investment income.....................................  $ 54      $98     $(13)
  Changes in estimated fair value included in net investment
     income.................................................  $ 12      $18     $ (2)
FVO general account securities:
  Net investment income.....................................  $ 18      $18     $ (8)
  Changes in estimated fair value included in net investment
     income.................................................  $ 18      $13     $(15)
FVO securities held by consolidated securitization entities:
  Net investment income.....................................  $ 15      $--     $ --
  Changes in estimated fair value included in net investment
     gains (losses).........................................  $(78)     $--     $ --


     See "-- Variable Interest Entities" for discussion of CSEs included in the tables above.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  MORTGAGE LOANS

     Mortgage loans are summarized as follows at:

                                                                 DECEMBER 31,
                                                     -----------------------------------
                                                           2010               2009
                                                     ----------------   ----------------
                                                     CARRYING    % OF   CARRYING    % OF
                                                       VALUE    TOTAL     VALUE    TOTAL
                                                     --------   -----   --------   -----
                                                                  (IN MILLIONS)
Mortgage loans:
  Commercial mortgage loans........................   $31,080    74.6%   $30,426    74.9%
  Agricultural mortgage loans......................    11,108    26.7     10,787    26.6
  Residential mortgage loans.......................         1      --          1      --
                                                      -------   -----    -------   -----
     Subtotal mortgage loans.......................    42,189   101.3     41,214   101.5
  Valuation allowances.............................      (522)   (1.3)      (594)   (1.5)
                                                      -------   -----    -------   -----
Total mortgage loans, net..........................   $41,667   100.0%   $40,620   100.0%
                                                      =======   =====    =======   =====



     See "-- Variable Interest Entities" for discussion of CSEs included in the table above.

     Concentration of Credit Risk -- The Company diversifies its mortgage loan portfolio by both geographic region and property type to reduce the risk of concentration. The Company's commercial and agricultural mortgage loans are collateralized by properties primarily located in the United States, at 91%, with the remaining 9% collateralized by properties located outside the United States. The carrying value of the Company's commercial and agricultural mortgage loans located in California, New York and Texas were 20%, 8% and 7%, respectively, of total mortgage loans at December 31, 2010. Additionally, the Company manages risk when originating commercial and agricultural mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate.

     Certain of the Company's real estate joint ventures have mortgage loans with the Company. The carrying values of such mortgage loans were $283 million and $368 million at December 31, 2010 and 2009, respectively.

     The following tables present the recorded investment in mortgage loans, by portfolio segment, by method of evaluation of credit loss, and the related valuation allowances, by type of credit loss, at:

                                                                   DECEMBER 31,
                                     -----------------------------------------------------------------------
                                       2010      2009      2010      2009    2010   2009     2010      2009
                                     -------   -------   -------   -------   ----   ----   -------   -------
                                         COMMERCIAL         AGRICULTURAL     RESIDENTIAL         TOTAL
                                     -----------------   -----------------   -----------   -----------------
                                                                    (IN MILLIONS)
Mortgage loans:
  Evaluated individually for credit
     losses........................  $    96   $    58   $   147   $   191    $--    $--   $   243   $   249
  Evaluated collectively for credit
     losses........................   30,984    30,368    10,961    10,596      1      1    41,946    40,965
                                     -------   -------   -------   -------    ---    ---   -------   -------
     Total mortgage loans..........   31,080    30,426    11,108    10,787      1      1    42,189    41,214
                                     -------   -------   -------   -------    ---    ---   -------   -------
Valuation allowances:
  Specific credit losses...........       13        12        52        74     --     --        65        86
  Non-specifically identified
     credit losses.................      428       480        29        28     --     --       457       508
                                     -------   -------   -------   -------    ---    ---   -------   -------
     Total valuation allowances....      441       492        81       102     --     --       522       594
                                     -------   -------   -------   -------    ---    ---   -------   -------
Mortgage loans, net of valuation
  allowance........................  $30,639   $29,934   $11,027   $10,685    $ 1    $ 1   $41,667   $40,620
                                     =======   =======   =======   =======    ===    ===   =======   =======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following tables present the changes in the valuation allowance, by portfolio segment:

                                                       MORTGAGE LOAN VALUATION ALLOWANCES
                                                -----------------------------------------------
                                                COMMERCIAL   AGRICULTURAL   RESIDENTIAL   TOTAL
                                                ----------   ------------   -----------   -----
                                                                    (IN MILLIONS)
Balance at January 1, 2008....................     $156          $ 23           $ 2       $ 181
  Provision (release).........................      127            47            --         174
  Charge-offs, net of recoveries..............      (99)          (12)           --        (111)
                                                   ----          ----           ---       -----
Balance at December 31, 2008..................      184            58             2         244
  Provision (release).........................      325            69            --         394
  Charge-offs, net of recoveries..............      (17)          (25)           (2)        (44)
                                                   ----          ----           ---       -----
Balance at December 31, 2009..................      492           102            --         594
  Provision (release).........................      (39)           12            --         (27)
  Charge-offs, net of recoveries..............      (12)          (33)           --         (45)
                                                   ----          ----           ---       -----
Balance at December 31, 2010..................     $441          $ 81           $--       $ 522
                                                   ====          ====           ===       =====



     Commercial Mortgage Loans -- by Credit Quality Indicators with Estimated Fair Value: Presented below for commercial mortgage loans is the recorded investment, prior to valuation allowances, by the indicated loan-to-value ratio categories and debt service coverage ratio categories and estimated fair value of such mortgage loans by the indicated loan-to-value ratio categories at:

                                                              DECEMBER 31, 2010
                            -------------------------------------------------------------------------------------
                                               RECORDED INVESTMENT
                            --------------------------------------------------------
                               DEBT SERVICE COVERAGE RATIOS
                            ---------------------------------                            ESTIMATED
                            > 1.20X   1.00X - 1.20X   < 1.00X    TOTAL    % OF TOTAL     FAIR VALUE    % OF TOTAL
                            -------   -------------   -------   -------   ----------   -------------   ----------
                                           (IN MILLIONS)                               (IN MILLIONS)
Loan-to-value ratios:
Less than 65%.............  $13,864       $  100       $  425   $14,389       46.3%       $15,203          47.5%
65% to 75%................    7,658          611          343     8,612       27.7          8,955          28.0
76% to 80%................    2,534          166          128     2,828        9.1          2,883           9.0
Greater than 80%..........    3,002        1,625          624     5,251       16.9          4,978          15.5
                            -------       ------       ------   -------      -----        -------         -----
  Total...................  $27,058       $2,502       $1,520   $31,080      100.0%       $32,019         100.0%
                            =======       ======       ======   =======      =====        =======         =====



     Agricultural and Residential Mortgage Loans -- by Credit Quality
Indicator: The recorded investment in agricultural and residential mortgage loans, prior to valuation allowances, by credit quality indicator, was at:

                                                                 DECEMBER 31, 2010
                          ----------------------------------------------------------------------------------------------
                             AGRICULTURAL MORTGAGE LOANS                                   RESIDENTIAL MORTGAGE LOANS
                          --------------------------------                              --------------------------------
                          RECORDED INVESTMENT   % OF TOTAL                              RECORDED INVESTMENT   % OF TOTAL
                          -------------------   ----------                              -------------------   ----------
                             (IN MILLIONS)                                                 (IN MILLIONS)
Loan-to-value ratios:                                        Performance indicators:
Less than 65%...........        $ 9,896             89.1%    Performing..............           $ 1              100.0%
65% to 75%..............            829              7.5     Nonperforming...........            --                 --
                                                                                                ---              -----
76% to 80%..............             48              0.4       Total.................           $ 1              100.0%
                                                                                                ===              =====
Greater than 80%........            335              3.0
                                -------            -----
  Total.................        $11,108            100.0%
                                =======            =====


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Past Due and Interest Accrual Status of Mortgage Loans. The Company has a high quality, well performing, mortgage loan portfolio with approximately 99% of all mortgage loans classified as performing.

     Past Due. The Company defines delinquent mortgage loans consistent with industry practice, when interest and principal payments are past due as follows: commercial mortgage loans -- 60 days past due; agricultural mortgage loans -- 90 days past due; and residential mortgage loans -- 60 days past due. The recorded investment in mortgage loans, prior to valuation allowances, past due according to these aging categories, was $51 million, $145 million and $0 for commercial, agricultural and residential mortgage loans, respectively, at December 31, 2010; and for all mortgage loans was $196 million and $120 million at December 31, 2010 and 2009, respectively.

     Accrual Status. Past Due 90 Days or More and Still Accruing Interest. The recorded investment in mortgage loans, prior to valuation allowances, that were past due 90 days or more and still accruing interest was $0, $9 million and $0 for commercial, agricultural and residential mortgage loans, respectively, at December 31, 2010; and for all mortgage loans, was $9 million and $1 million at December 31, 2010 and 2009, respectively.

     Accrual Status. Mortgage Loans in Nonaccrual Status. The recorded investment in mortgage loans, prior to valuation allowances, that were in nonaccrual status was $6 million, $166 million and $0 for commercial, agricultural and residential mortgage loans, respectively, at December 31, 2010; and for all mortgage loans, was $172 million and $119 million at December 31, 2010 and 2009, respectively.

     Impaired Mortgage Loans. The unpaid principal balance, recorded investment, valuation allowances and carrying value, net of valuation allowances, for impaired mortgage loans, by portfolio segment, at December 31, 2010, and for all impaired mortgage loans at December 31, 2009, were as follows at:

                                                                 IMPAIRED MORTGAGE LOANS
                             ----------------------------------------------------------------------------------------------
                                                                                   LOANS WITHOUT
                                    LOANS WITH A VALUATION ALLOWANCE           A VALUATION ALLOWANCE    ALL IMPAIRED LOANS
                             ----------------------------------------------   ----------------------   --------------------
                               UNPAID                                           UNPAID                   UNPAID
                             PRINCIPAL    RECORDED     VALUATION   CARRYING   PRINCIPAL    RECORDED    PRINCIPAL   CARRYING
                              BALANCE    INVESTMENT   ALLOWANCES     VALUE     BALANCE    INVESTMENT    BALANCE      VALUE
                             ---------   ----------   ----------   --------   ---------   ----------   ---------   --------
                                                                       (IN MILLIONS)
AT DECEMBER 31, 2010:
  Commercial mortgage
     loans.................     $ 96        $ 96          $13        $ 83        $ 94        $ 82         $190       $165
  Agricultural mortgage
     loans.................      146         146           52          94         107         104          253        198
                                ----        ----          ---        ----        ----        ----         ----       ----
     Total.................     $242        $242          $65        $177        $201        $186         $443       $363
                                ====        ====          ===        ====        ====        ====         ====       ====
TOTAL MORTGAGE LOANS AT
  DECEMBER 31, 2009........     $249        $249          $86        $163        $ 89        $ 89         $338       $252
                                ====        ====          ===        ====        ====        ====         ====       ====



     Unpaid principal balance is generally prior to any charge-off.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The average investment in impaired mortgage loans, and the related interest income, by portfolio segment, for the year ended December 31, 2010 and for all mortgage loans for the years ended December 31, 2009 and 2008, respectively, was:

                                                             IMPAIRED MORTGAGE LOANS
                                                 -----------------------------------------------
                                                 AVERAGE INVESTMENT   INTEREST INCOME RECOGNIZED
                                                 ------------------   --------------------------
                                                                      CASH BASIS   ACCRUAL BASIS
                                                                      ----------   -------------
                                                                  (IN MILLIONS)
FOR THE YEAR ENDED DECEMBER 31, 2010:
  Commercial mortgage loans....................         $126              $ 3           $ 1
  Agricultural mortgage loans..................          259                6             2
  Residential mortgage loans...................           --               --            --
                                                        ----              ---           ---
     Total.....................................         $385              $ 9           $ 3
                                                        ====              ===           ===
FOR THE YEAR ENDED DECEMBER 31, 2009...........         $288              $ 5           $ 1
                                                        ====              ===           ===
FOR THE YEAR ENDED DECEMBER 31, 2008...........         $315              $11           $10
                                                        ====              ===           ===



  REAL ESTATE AND REAL ESTATE JOINT VENTURES

     Real estate investments by type consisted of the following:

                                                                 DECEMBER 31,
                                                     -----------------------------------
                                                           2010               2009
                                                     ----------------   ----------------
                                                     CARRYING    % OF   CARRYING    % OF
                                                       VALUE    TOTAL     VALUE    TOTAL
                                                     --------   -----   --------   -----
                                                                  (IN MILLIONS)
Traditional........................................   $3,387     58.9%   $3,345     58.6%
Real estate joint ventures and funds...............    2,279     39.6     2,190     38.3
                                                      ------    -----    ------    -----
  Real estate and real estate joint ventures.......    5,666     98.5     5,535     96.9
Foreclosed.........................................       85      1.4       121      2.1
                                                      ------    -----    ------    -----
  Real estate held-for-investment..................    5,751     99.9     5,656     99.0
Real estate held-for-sale..........................        4      0.1        55      1.0
                                                      ------    -----    ------    -----
  Total real estate and real estate joint
     ventures......................................   $5,755    100.0%   $5,711    100.0%
                                                      ======    =====    ======    =====



     The Company classifies within traditional real estate its investment in income-producing real estate, which is comprised primarily of wholly-owned real estate and to a much lesser extent joint ventures with interests in single property income-producing real estate. The Company classifies within real estate joint ventures and funds, its investments in joint ventures with interests in multi-property projects with varying strategies ranging from the development of properties to the operation of income-producing properties; as well as its investments in real estate private equity funds. From time to time, the Company transfers investments from these joint ventures to traditional real estate, if the Company retains an interest in the joint venture after a completed property commences operations and the Company intends to retain an interest in the property.

     Properties acquired through foreclosure were $48 million and $121 million for the years ended December 31, 2010 and 2009, respectively, and includes commercial and agricultural properties. There were no properties acquired through foreclosure for the year ended December 31, 2008. After the Company acquires properties through foreclosure, it evaluates whether the property is appropriate for retention in its traditional real estate portfolio. Foreclosed real estate held at December 31, 2010 and 2009 includes those properties the Company has not

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


selected for retention in its traditional real estate portfolio and which do not meet the criteria to be classified as held-for-sale.

     The wholly-owned real estate within traditional real estate is net of accumulated depreciation of $1.5 billion and $1.4 billion at December 31, 2010 and 2009, respectively. Related depreciation expense on traditional wholly-owned real estate was $134 million, $120 million and $120 million for the years ended December 31, 2010, 2009 and 2008, respectively. These amounts include depreciation expense related to discontinued operations of less than $1 million for the year ended December 31, 2010, and $1 million for both the years ended December 31, 2009 and 2008.

     Impairments recognized on real estate held-for-investment were $27 million, $96 million and $20 million for the years ended December 31, 2010, 2009 and 2008, respectively. Impairments recognized on real estate held-for-sale were $1 million for the year ended December 31, 2010. There were no impairments recognized on real estate held-for-sale for each of the years ended December 31, 2009 and 2008. The Company's carrying value of real estate held-for-sale has been reduced by impairments recorded prior to 2009 of $1 million at both December 31, 2010 and 2009. The carrying value of non-income producing real estate was $94 million, $72 million and $27 million at December 31, 2010, 2009 and 2008, respectively.

     The Company diversifies its real estate investments by both geographic region and property type to reduce risk of concentration. The Company's real estate investments are primarily located in the United States, and at December 31, 2010, 22%, 15%, 11% and 11% were located in California, Florida, New York and Texas, respectively.

     The Company's real estate investments by property type are categorized as follows:

                                                                 DECEMBER 31,
                                                     -----------------------------------
                                                           2010               2009
                                                     ----------------   ----------------
                                                     CARRYING    % OF   CARRYING    % OF
                                                       VALUE    TOTAL     VALUE    TOTAL
                                                     --------   -----   --------   -----
                                                                  (IN MILLIONS)
Office.............................................   $2,772     48.2%   $2,770     48.5%
Apartments.........................................    1,439     25.0     1,366     23.9
Industrial.........................................      418      7.3       411      7.2
Real estate investment funds.......................      404      7.0       405      7.1
Retail.............................................      380      6.6       443      7.8
Hotel..............................................      216      3.7       190      3.3
Land...............................................       74      1.3        22      0.4
Agriculture........................................       17      0.3        46      0.8
Other..............................................       35      0.6        58      1.0
                                                      ------    -----    ------    -----
  Total real estate and real estate joint
     ventures......................................   $5,755    100.0%   $5,711    100.0%
                                                      ======    =====    ======    =====



  OTHER LIMITED PARTNERSHIP INTERESTS

     The carrying value of other limited partnership interests (which primarily represent ownership interests in pooled investment funds that principally make private equity investments in companies in the United States and overseas) was $4.5 billion and $4.2 billion at December 31, 2010 and 2009, respectively. Included within other limited partnership interests were $604 million and $617 million at December 31, 2010 and 2009, respectively, of investments in hedge funds. Impairments of other limited partnership interests, principally cost method other limited partnership interests, were $2 million, $288 million and $99 million for the years ended December 31, 2010, 2009 and 2008, respectively.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  COLLECTIVELY SIGNIFICANT EQUITY METHOD INVESTMENTS

     The Company holds investments in real estate joint ventures, real estate funds and other limited partnership interests consisting of leveraged buy-out funds, hedge funds, private equity funds, joint ventures and other funds. The portion of these investments accounted for under the equity method had a carrying value of $5.8 billion as of December 31, 2010. The Company's maximum exposure to loss related to these equity method investments is limited to the carrying value of these investments plus unfunded commitments of $1.7 billion as of December 31, 2010. Except for certain real estate joint ventures, the Company's investments in real estate funds and other limited partnership interests are generally of a passive nature in that the Company does not participate in the management of the entities.

     As further described in Note 1, the Company generally records its share of earnings in its equity method investments using a three-month lag methodology and within net investment income. As of December 31, 2010, aggregate net investment income from these equity method real estate joint ventures, real estate funds and other limited partnership interests exceeded 10% of the Company's consolidated pre-tax income (loss) from continuing operations. Accordingly, the Company is providing the following aggregated summarized financial data for such equity method investments. This aggregated summarized financial data does not represent the Company's proportionate share of the assets, liabilities, or earnings of such entities.

     As of, and for the year ended December 31, 2010, the aggregated summarized financial data presented below reflects the latest available financial information. Aggregate total assets of these entities totaled $185.6 billion and $154.1 billion as of December 31, 2010 and 2009, respectively. Aggregate total liabilities of these entities totaled $30.6 billion and $28.7 billion as of December 31, 2010 and 2009, respectively. Aggregate net income (loss) of these entities totaled $16.5 billion, $22 billion and ($21.2) billion for the years ended December 31, 2010, 2009 and 2008, respectively. Aggregate net income
(loss) from real estate joint ventures, real estate funds and other limited partnership interests is primarily comprised of investment income, including recurring investment income and realized and unrealized investment gains (losses).

  OTHER INVESTED ASSETS

     The following table presents the carrying value of the Company's other invested assets by type at:

                                                                 DECEMBER 31,
                                                     -----------------------------------
                                                           2010               2009
                                                     ----------------   ----------------
                                                     CARRYING    % OF   CARRYING    % OF
                                                       VALUE    TOTAL     VALUE    TOTAL
                                                     --------   -----   --------   -----
                                                                (IN MILLIONS)
Freestanding derivatives with positive fair
  values...........................................   $3,311     42.3%   $2,415     35.5%
Leveraged leases, net of non-recourse debt.........    1,799     23.0     1,763     25.9
Loans to affiliates................................    1,415     18.1     1,628     23.9
Tax credit partnerships............................      835     10.7       683     10.0
Joint venture investments..........................       51      0.7        36      0.5
Funds withheld.....................................       31      0.4        38      0.6
Other..............................................      380      4.8       248      3.6
                                                      ------    -----    ------    -----
  Total............................................   $7,822    100.0%   $6,811    100.0%
                                                      ======    =====    ======    =====



     See Note 4 for information regarding the freestanding derivatives with positive estimated fair values. See the following section "Leveraged Leases" for the composition of leveraged leases. Loans to affiliates, some of which are regulated, are used by the affiliates to assist in meeting their capital requirements. Tax credit partnerships are established for the purpose of investing in low-income housing and other social causes, where the primary return on

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

investment is in the form of income tax credits, and are accounted for under the equity method or under the effective yield method. Joint venture investments are accounted for under the equity method and represent the Company's investment in insurance underwriting joint ventures in China. Funds withheld represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements.

  Leveraged Leases

     Investment in leveraged leases, included in other invested assets, consisted of the following:

                                                                    DECEMBER 31,
                                                                 -----------------
                                                                   2010      2009
                                                                 -------   -------
                                                                   (IN MILLIONS)
Rental receivables, net........................................  $ 1,783   $ 1,690
Estimated residual values......................................    1,136     1,225
                                                                 -------   -------
  Subtotal.....................................................    2,919     2,915
Unearned income................................................   (1,120)   (1,152)
                                                                 -------   -------
  Investment in leveraged leases...............................  $ 1,799   $ 1,763
                                                                 =======   =======



     The rental receivables set forth above are generally due in periodic installments. The payment periods range from one to 15 years, but in certain circumstances are as long as 30 years. For rental receivables, the Company's primary credit quality indicator is whether the rental receivable is performing or non-performing. The Company generally defines non-performing rental receivables as those that are 90 days or more past due. The determination of performing or non-performing status is assessed monthly. As of December 31, 2010, all of the rental receivables were performing.

     The Company's deferred income tax liability related to leveraged leases was $1.2 billion and $1.1 billion at December 31, 2010 and 2009, respectively.

     The components of income from investment in leveraged leases, excluding realized gains (losses), were as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                            ------------------------
                                                            2010      2009      2008
                                                            ----      ----      ----
                                                                  (IN MILLIONS)
Income from investment in leveraged leases (included in
  net investment income)..................................  $102      $ 92      $ 95
Less: Income tax expense on leveraged leases..............   (36)      (32)      (33)
                                                            ----      ----      ----
Net income from investment in leveraged leases............  $ 66      $ 60      $ 62
                                                            ====      ====      ====



  SHORT-TERM INVESTMENTS

     The carrying value of short-term investments, which includes investments with remaining maturities of one year or less, but greater than three months, at the time of purchase was $2.4 billion and $3.3 billion at December 31, 2010 and 2009, respectively. The Company is exposed to concentrations of credit risk related to securities of the U.S. government and certain U.S. government agencies included within short-term investments, which were $1.4 billion and $2.5 billion at December 31, 2010 and 2009, respectively.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  CASH EQUIVALENTS

     The carrying value of cash equivalents, which includes investments with an original or remaining maturity of three months or less, at the time of purchase was $3.1 billion and $3.0 billion at December 31, 2010 and 2009, respectively. The Company is exposed to concentrations of credit risk related to securities of the U.S. government and certain U.S. government agencies included within cash equivalents, which were $2.5 billion and $2.3 billion at December 31, 2010 and 2009, respectively.

  PURCHASED CREDIT IMPAIRED INVESTMENTS

     Investments acquired with evidence of credit quality deterioration since origination and for which it is probable at the acquisition date that the Company will be unable to collect all contractually required payments are classified as purchased credit impaired investments. For each investment, the excess of the cash flows expected to be collected as of the acquisition date over its acquisition-date fair value is referred to as the accretable yield and is recognized as net investment income on an effective yield basis. If subsequently, based on current information and events, it is probable that there is a significant increase in cash flows previously expected to be collected or if actual cash flows are significantly greater than cash flows previously expected to be collected, the accretable yield is adjusted prospectively. The excess of the contractually required payments (including interest) as of the acquisition date over the cash flows expected to be collected as of the acquisition date is referred to as the nonaccretable difference, and this amount is not expected to be realized as net investment income. Decreases in cash flows expected to be collected can result in OTTI or the recognition of mortgage loan valuation allowances (see Note 1).

     The table below presents the purchased credit impaired fixed maturity securities held at:

                                                                  DECEMBER 31, 2010
                                                                  -----------------
                                                                    (IN MILLIONS)
Outstanding principal and interest balance (1)..................        $1,163
Carrying value (2)..............................................        $  913


--------

   (1) Represents the contractually required payments which is the sum of contractual principal, whether or not currently due, and accrued interest.

   (2) Estimated fair value plus accrued interest.

     The following table presents information about purchased credit impaired fixed maturity securities, as of their respective acquisition dates at:

                                                                  DECEMBER 31, 2010
                                                                  -----------------
                                                                    (IN MILLIONS)
Contractually required payments (including interest)............        $1,605
Cash flows expected to be collected (1).........................        $1,540
Fair value of investments acquired..............................        $  939


--------

   (1) Represents undiscounted principal and interest cash flow expectations, at the date of acquisition.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents activity for the accretable yield on purchased credit impaired fixed maturity securities at:

                                                                  DECEMBER 31, 2010
                                                                  -----------------
                                                                    (IN MILLIONS)
Accretable yield, January 1,....................................        $  --
  Investments purchased.........................................          601
  Accretion recognized in net investment income.................          (62)
  Reclassification (to) from nonaccretable difference...........         (103)
                                                                        -----
Accretable yield, December 31,..................................        $ 436
                                                                        =====



  VARIABLE INTEREST ENTITIES

     The Company holds investments in certain entities that are VIEs. In certain instances, the Company holds both the power to direct the most significant activities of the entity, as well as an economic interest in the entity and, as such, consistent with the new guidance described in Note 1, is deemed to be the primary beneficiary or consolidator of the entity. The following table presents the total assets and total liabilities relating to VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated in the Company's financial statements at December 31, 2010 and 2009. Creditors or beneficial interest holders of VIEs where the Company is the primary beneficiary have no recourse to the general credit of the Company, as the Company's obligation to the VIEs is limited to the amount of its committed investment.

                                                                     DECEMBER 31,
                                                     -------------------------------------------
                                                             2010                   2009
                                                     --------------------   --------------------
                                                      TOTAL      TOTAL       TOTAL      TOTAL
                                                     ASSETS   LIABILITIES   ASSETS   LIABILITIES
                                                     ------   -----------   ------   -----------
                                                                    (IN MILLIONS)
Consolidated securitization entities (1)...........   $243        $226       $ --        $--
Other limited partnership interests................    194          53        367         72
Other invested assets..............................    108           1         27          1
Real estate joint ventures.........................     20          17         22         17
                                                      ----        ----       ----        ---
  Total............................................   $565        $297       $416        $90
                                                      ====        ====       ====        ===



--------

   (1) As discussed in Note 1, upon the adoption of new guidance effective January 1, 2010, the Company consolidated former QSPEs that are structured as collateralized debt obligations. At December 31, 2010, these entities held total assets of $243 million, consisting of $201 million of FVO securities held by CSEs classified within trading and other securities, $39 million in cash and $3 million of accrued investment income. These entities had total liabilities of $226 million, consisting of $184 million of long-term debt and $42 million of other liabilities. The assets of these entities can only be used to settle their respective liabilities, and under no circumstances is the Company or any of its subsidiaries or affiliates liable for any principal or interest shortfalls should any arise. The Company's exposure is limited to that of its remaining investment in the former QSPEs of less than $1 million at estimated fair value at December 31, 2010. The long-term debt referred to above bears interest at primarily variable rates, payable on a bi-annual basis, and is expected to be repaid over the next 4 years. Interest expense related to these obligations, included in other expenses, was $15 million for the year ended December 31, 2010.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents the carrying amount and maximum exposure to loss relating to VIEs for which the Company holds significant variable interests but is not the primary beneficiary and which have not been consolidated at:

                                                                   DECEMBER 31,
                                                 -----------------------------------------------
                                                          2010                     2009
                                                 ----------------------   ----------------------
                                                              MAXIMUM                  MAXIMUM
                                                 CARRYING     EXPOSURE    CARRYING     EXPOSURE
                                                  AMOUNT    TO LOSS (1)    AMOUNT    TO LOSS (1)
                                                 --------   -----------   --------   -----------
                                                                 (IN MILLIONS)
Fixed maturity securities available-for-sale:
  RMBS (2).....................................   $29,904     $29,904      $   --       $   --
  CMBS (2).....................................     9,701       9,701          --           --
  ABS (2)......................................     7,218       7,218          --           --
  U.S. corporate securities....................     1,283       1,283         809          809
  Foreign corporate securities.................     1,058       1,058         733          733
Other limited partnership interests............     2,583       3,281       1,908        2,170
Other invested assets..........................       514         694         394          387
Real estate joint ventures.....................        24          69          --           --
                                                  -------     -------      ------       ------
     Total.....................................   $52,285     $53,208      $3,844       $4,099
                                                  =======     =======      ======       ======



--------

   (1) The maximum exposure to loss relating to the fixed maturity securities available-for-sale is equal to the carrying amounts or carrying amounts of retained interests. The maximum exposure to loss relating to the other limited partnership interests and real estate joint ventures is equal to the carrying amounts plus any unfunded commitments of the Company. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee. For certain of its investments in other invested assets, the Company's return is in the form of income tax credits which are guaranteed by a creditworthy third-party. For such investments, the maximum exposure to loss is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by third parties of $225 million and $226 million at December 31, 2010 and 2009, respectively.

   (2) As discussed in Note 1, the Company adopted new guidance effective January 1, 2010 which eliminated the concept of a QSPE. As a result, the Company concluded it held variable interests in RMBS, CMBS and ABS. For these interests, the Company's involvement is limited to that of a passive investor.

     As described in Note 13, the Company makes commitments to fund partnership investments in the normal course of business. Excluding these commitments, the Company did not provide financial or other support to investees designated as VIEs during the years ended December 31, 2010, 2009 and 2008.

  RELATED PARTY INVESTMENT TRANSACTIONS

     At December 31, 2010 and 2009, the Company held $445 million and $717 million, respectively, in the Metropolitan Money Market Pool, an affiliated partnership, which are included in short-term investments. Net investment income
(loss) from this investment was ($1) million, $1 million and $4 million for the years ended December 31, 2010, 2009 and 2008, respectively.

     The MetLife Intermediate Income Pool ("MIIP") is a New York general partnership consisting solely of U.S. domestic insurance companies owned directly or indirectly by MetLife, Inc. and is managed by and consolidated into the accounts of the Company. Each partner's investment in the MIIP represents such partner's pro rata ownership interest in the pool and is included in the Company's noncontrolling interests in the consolidated balance sheets. The affiliated companies' ownership interests in the pooled investments held by

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


the MIIP were less than $1 million and $118 million at December 31, 2010 and 2009, respectively. Net investment income (loss) allocated to affiliates from the MIIP was ($3) million, $1 million and $3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Invested assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, were as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                              --------------------
                                                              2010    2009    2008
                                                              ----   ------   ----
                                                                  (IN MILLIONS)
Estimated fair value of invested assets transferred to
  affiliates................................................  $444   $   --   $230
Amortized cost of invested assets transferred to
  affiliates................................................  $431   $   --   $220
Net investment gains (losses) recognized on invested assets
  transferred to affiliates.................................  $ 13   $   --   $ 10
Estimated fair value of assets transferred from affiliates..  $582   $1,019   $ 57


     During the year ended December 31, 2009, the Company issued loans to Exeter Reassurance Company Ltd. ("Exeter"), an affiliate, which were included in other invested assets. The loans outstanding were $1.0 billion at both December 31, 2010 and 2009. The loans are due as follows: $500 million on June 30, 2014, $250 million on September 30, 2012 and $250 million on September 30, 2016, and these amounts bear interest, payable semi-annually, at 6.44%, 5.33% and 7.44%, respectively. Both principal and interest payments have been guaranteed by MetLife, Inc. Net investment income from this investment was $64 million and $28 million for the years ended December 31, 2010 and 2009, respectively.

4.  DERIVATIVE FINANCIAL INSTRUMENTS

  ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS

     See Note 1 for a description of the Company's accounting policies for derivative financial instruments.

     See Note 5 for information about the fair value hierarchy for derivatives.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  PRIMARY RISKS MANAGED BY DERIVATIVE FINANCIAL INSTRUMENTS AND NON-DERIVATIVE FINANCIAL INSTRUMENTS

     The Company is exposed to various risks relating to its ongoing business operations, including interest rate risk, foreign currency risk, credit risk and equity market risk. The Company uses a variety of strategies to manage these risks, including the use of derivative instruments. The following table presents the gross notional amount, estimated fair value and primary underlying risk exposure of the Company's derivative financial instruments, excluding embedded derivatives, held at:

                                                                             DECEMBER 31,
                                                     ------------------------------------------------------------
                                                                  2010                           2009
                                                     -----------------------------  -----------------------------
                                                                  ESTIMATED FAIR                 ESTIMATED FAIR
                                                                    VALUE (1)                      VALUE (1)
PRIMARY UNDERLYING                                   NOTIONAL  -------------------  NOTIONAL  -------------------
RISK EXPOSURE               INSTRUMENT TYPE           AMOUNT   ASSETS  LIABILITIES   AMOUNT   ASSETS  LIABILITIES
------------------  -------------------------------  --------  ------  -----------  --------  ------  -----------
                                                                             (IN MILLIONS)
Interest rate       Interest rate swaps............  $ 25,614  $1,477     $  870     $18,630  $  804     $  696
                    Interest rate floors...........    13,290     460          4      12,115     339          2
                    Interest rate caps.............    27,253     145         --      23,406     255         --
                    Interest rate futures..........     1,246       7         --       1,186      --          5
                    Interest rate options..........     5,680     107         23       3,750     114         57
                    Interest rate forwards.........       445      --         36          --      --         --
                    Synthetic GICs.................     4,397      --         --       4,352      --         --
Foreign currency    Foreign currency swaps.........    13,558   1,024        901      12,706     821      1,058
                    Foreign currency forwards......     2,050      17         16       1,466      16          5
Credit              Credit default swaps...........     6,792      72         79       5,656      61         99
                    Credit forwards................        90       2          3         130       2          2
Equity market       Equity futures.................         7      --         --          --      --         --
                    Equity options.................       176      --         --          85       3         --
                    Total rate of return swaps.....        --      --         --         250      --         47
                                                     --------  ------     ------     -------  ------     ------
                      Total........................  $100,598  $3,311     $1,932     $83,732  $2,415     $1,971
                                                     ========  ======     ======     =======  ======     ======



--------

   (1) The estimated fair value of all derivatives in an asset position is reported within other invested assets in the consolidated balance sheets and the estimated fair value of all derivatives in a liability position is reported within other liabilities in the consolidated balance sheets.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents the gross notional amount of derivative financial instruments by maturity at December 31, 2010:

                                                              REMAINING LIFE
                                    -----------------------------------------------------------------
                                                                    AFTER FIVE
                                                  AFTER ONE YEAR      YEARS
                                    ONE YEAR OR    THROUGH FIVE    THROUGH TEN   AFTER TEN
                                        LESS           YEARS          YEARS        YEARS       TOTAL
                                    -----------   --------------   -----------   ---------   --------
                                                              (IN MILLIONS)
Interest rate swaps...............    $ 3,584         $10,252        $ 4,153      $ 7,625    $ 25,614
Interest rate floors..............         --           7,540          2,250        3,500      13,290
Interest rate caps................      3,250          22,606          1,397           --      27,253
Interest rate futures.............      1,246              --             --           --       1,246
Interest rate options.............         28           4,227          1,425           --       5,680
Interest rate forwards............        100             275             70           --         445
Synthetic GICs....................      4,397              --             --           --       4,397
Foreign currency swaps............      2,310           4,775          4,923        1,550      13,558
Foreign currency forwards.........      1,944              24             20           62       2,050
Credit default swaps..............         98           6,057            637           --       6,792
Credit forwards...................         90              --             --           --          90
Equity futures....................          7              --             --           --           7
Equity options....................        176              --             --           --         176
Total rate of return swaps........         --              --             --           --          --
                                      -------         -------        -------      -------    --------
  Total...........................    $17,230         $55,756        $14,875      $12,737    $100,598
                                      =======         =======        =======      =======    ========



     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date. The Company utilizes interest rate swaps in fair value, cash flow and non-qualifying hedging relationships.

     The Company also enters into basis swaps to better match the cash flows from assets and related liabilities. In a basis swap, both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Basis swaps are included in interest rate swaps in the preceding table. The Company utilizes basis swaps in non-qualifying hedging relationships.

     Inflation swaps are used as an economic hedge to reduce inflation risk generated from inflation-indexed liabilities. Inflation swaps are included in interest rate swaps in the preceding table. The Company utilizes inflation swaps in non-qualifying hedging relationships.

     Implied volatility swaps are used by the Company primarily as economic hedges of interest rate risk associated with the Company's investments in mortgage-backed securities. In an implied volatility swap, the Company exchanges fixed payments for floating payments that are linked to certain market volatility measures. If implied volatility rises, the floating payments that the Company receives will increase, and if implied volatility falls, the floating payments that the Company receives will decrease. Implied volatility swaps are included in interest rate swaps in the preceding table. The Company utilizes implied volatility swaps in non-qualifying hedging relationships.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company purchases interest rate caps and floors primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities (duration mismatches), as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively. In certain instances, the Company locks in the economic impact of existing purchased caps and floors by entering into offsetting written caps and floors. The Company utilizes interest rate caps and floors in non-qualifying hedging relationships.

     In exchange-traded interest rate (Treasury and swap) futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The Company utilizes exchange-traded interest rate futures in non-qualifying hedging relationships.

     Swaptions are used by the Company to hedge interest rate risk associated with the Company's long-term liabilities and invested assets. A swaption is an option to enter into a swap with a forward starting effective date. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium for purchased swaptions and receives a premium for written swaptions. Swaptions are included in interest rate options in the preceding table. The Company utilizes swaptions in non-qualifying hedging relationships.

     The Company writes covered call options on its portfolio of U.S. Treasuries as an income generation strategy. In a covered call transaction, the Company receives a premium at the inception of the contract in exchange for giving the derivative counterparty the right to purchase the referenced security from the Company at a predetermined price. The call option is "covered" because the Company owns the referenced security over the term of the option. Covered call options are included in interest rate options in the preceding table. The Company utilizes covered call options in non-qualifying hedging relationships.

     The Company enters into interest rate forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date. The Company utilizes interest rate forwards in cash flow and non-qualifying hedging relationships.

     A synthetic GIC is a contract that simulates the performance of a traditional guaranteed interest contract through the use of financial instruments. Under a synthetic GIC, the policyholder owns the underlying assets. The Company guarantees a rate return on those assets for a premium. Synthetic GICs are not designated as hedging instruments.

     Foreign currency derivatives, including foreign currency swaps and foreign currency forwards, are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. The Company also uses foreign currency forwards and swaps to hedge the foreign currency risk associated with certain of its net investments in foreign operations.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party. The Company utilizes foreign currency swaps in fair value, cash flow, net investment in foreign operations and non-qualifying hedging relationships.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date. The Company utilizes foreign currency forwards in net investment in foreign operations and non-qualifying hedging relationships.

     The Company uses certain of its foreign currency denominated funding agreements to hedge portions of its net investments in foreign operations against adverse movements in exchange rates. Such contracts are included in non-derivative hedging instruments in the hedges of net investments in foreign operations table.

     Swap spreadlocks are used by the Company to hedge invested assets on an economic basis against the risk of changes in credit spreads. Swap spreadlocks are forward transactions between two parties whose underlying reference index is a forward starting interest rate swap where the Company agrees to pay a coupon based on a predetermined reference swap spread in exchange for receiving a coupon based on a floating rate. The Company has the option to cash settle with the counterparty in lieu of maintaining the swap after the effective date. The Company utilizes swap spreadlocks in non-qualifying hedging relationships.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to hedge credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered. The Company utilizes credit default swaps in non-qualifying hedging relationships.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash instrument such as a U.S. Treasury or Agency security. The Company also enters into certain credit default swaps held in relation to trading portfolios for the purpose of generating profits on short-term differences in price. These credit default swaps are not designated as hedging instruments.

     The Company enters into forwards to lock in the price to be paid for forward purchases of certain securities. The price is agreed upon at the time of the contract and payment for the contract is made at a specified future date. When the primary purpose of entering into these transactions is to hedge against the risk of changes in purchase price due to changes in credit spreads, the Company designates these as credit forwards. The Company utilizes credit forwards in cash flow hedging relationships.

     In exchange-traded equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. The Company utilizes exchange-traded equity futures in non-qualifying hedging relationships.

     Equity index options are used by the Company to hedge certain invested assets against adverse changes in equity indices. In an equity index option transaction, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. In certain instances, the Company may enter into a combination of transactions to hedge adverse changes in equity indices within a pre-determined range through the purchase and sale of options. Equity index options are included in equity options in the preceding table. The Company utilizes equity index options in non-qualifying hedging relationships.

     Equity variance swaps are used by the Company primarily as a macro hedge on certain invested assets. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


in equity volatility over a defined period. The Company utilizes equity variance swaps in non-qualifying hedging relationships.

     Total rate of return swaps ("TRRs") are swaps whereby the Company agrees with another party to exchange, at specified intervals, the difference between the economic risk and reward of an asset or a market index and the London Inter-Bank Offer Rate ("LIBOR"), calculated by reference to an agreed notional principal amount. No cash is exchanged at the outset of the contract. Cash is paid and received over the life of the contract based on the terms of the swap. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date. The Company uses TRRs to hedge its equity market guarantees in certain of its insurance products. TRRs can be used as hedges or to synthetically create investments. The Company utilizes TRRs in non-qualifying hedging relationships.

  HEDGING

     The following table presents the gross notional amount and estimated fair value of derivatives designated as hedging instruments by type of hedge designation at:

                                                                DECEMBER 31,
                                     -----------------------------------------------------------------
                                                   2010                              2009
                                     -------------------------------   -------------------------------
                                                      ESTIMATED                         ESTIMATED
                                                     FAIR VALUE                        FAIR VALUE
DERIVATIVES DESIGNATED AS HEDGING    NOTIONAL   --------------------   NOTIONAL   --------------------
INSTRUMENTS                          AMOUNT     ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
-----------------------------------  --------   ------   -----------   --------   ------   -----------
                                                              (IN MILLIONS)
Fair Value Hedges:
  Foreign currency swaps...........   $ 3,737   $  572       $126       $ 3,958   $  484       $117
  Interest rate swaps..............     4,795      811        154         4,472      488         70
                                      -------   ------       ----       -------   ------       ----
     Subtotal......................     8,532    1,383        280         8,430      972        187
                                      -------   ------       ----       -------   ------       ----
Cash Flow Hedges:
  Foreign currency swaps...........     4,487      193        212         3,181      109        251
  Interest rate swaps..............     2,602       95         71         1,740       --         48
  Interest rate forwards...........       445       --         36            --       --         --
  Credit forwards..................        90        2          3           130        2          2
                                      -------   ------       ----       -------   ------       ----
     Subtotal......................     7,624      290        322         5,051      111        301
                                      -------   ------       ----       -------   ------       ----
       Total Qualifying Hedges.....   $16,156   $1,673       $602       $13,481   $1,083       $488
                                      =======   ======       ====       =======   ======       ====


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents the gross notional amount and estimated fair value of derivatives that were not designated or do not qualify as hedging instruments by derivative type at:

                                                                    DECEMBER 31,
                                            ------------------------------------------------------------
                                                         2010                           2009
                                            -----------------------------  -----------------------------
                                                           ESTIMATED                      ESTIMATED
                                                           FAIR VALUE                     FAIR VALUE
DERIVATIVES NOT DESIGNATED OR NOT           NOTIONAL  -------------------  NOTIONAL  -------------------
QUALIFYING AS HEDGING INSTRUMENTS            AMOUNT   ASSETS  LIABILITIES   AMOUNT   ASSETS  LIABILITIES
------------------------------------------  --------  ------  -----------  --------  ------  -----------
                                                                  (IN MILLIONS)
Interest rate swaps.......................   $18,217  $  571     $  645     $12,418  $  316     $  578
Interest rate floors......................    13,290     460          4      12,115     339          2
Interest rate caps........................    27,253     145         --      23,406     255         --
Interest rate futures.....................     1,246       7         --       1,186      --          5
Interest rate options.....................     5,680     107         23       3,750     114         57
Synthetic GICs............................     4,397      --         --       4,352      --         --
Foreign currency swaps....................     5,334     259        563       5,567     228        690
Foreign currency forwards.................     2,050      17         16       1,466      16          5
Credit default swaps......................     6,792      72         79       5,656      61         99
Equity futures............................         7      --         --          --      --         --
Equity options............................       176      --         --          85       3         --
Total rate of return swaps................        --      --         --         250      --         47
                                             -------  ------     ------     -------  ------     ------
  Total non-designated or non-qualifying
     derivatives..........................   $84,442  $1,638     $1,330     $70,251  $1,332     $1,483
                                             =======  ======     ======     =======  ======     ======



  NET DERIVATIVE GAINS (LOSSES)

     The components of net derivative gains (losses) were as follows:

                                                             YEARS ENDED DECEMBER,
                                                                      31,
                                                           ------------------------
                                                            2010     2009     2008
                                                           -----   -------   ------
                                                                 (IN MILLIONS)
Derivatives and hedging gains (losses) (1)...............  $ 353   $(2,842)  $3,257
Embedded derivatives.....................................   (619)   (1,586)   1,744
                                                           -----   -------   ------
  Total net derivative gains (losses)....................  $(266)  $(4,428)  $5,001
                                                           =====   =======   ======



--------

   (1) Includes foreign currency transaction gains (losses) on hedged items in cash flow and non-qualifying hedge relationships, which are not presented elsewhere in this note.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents the settlement payments recorded in income for the:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                             ----------------------
                                                             2010     2009     2008
                                                             ----     ----     ----
                                                                  (IN MILLIONS)
Qualifying hedges:
  Net investment income....................................  $ 82     $ 51     $ 21
  Interest credited to policyholder account balances.......   196      180       99
Non-qualifying hedges:
  Net investment income....................................    (4)      (3)      (1)
  Net derivative gains (losses)............................    53      (51)     (38)
                                                             ----     ----     ----
     Total.................................................  $327     $177     $ 81
                                                             ====     ====     ====



  FAIR VALUE HEDGES

     The Company designates and accounts for the following as fair value hedges when they have met the requirements of fair value hedging: (i) interest rate swaps to convert fixed rate investments to floating rate investments; (ii) interest rate swaps to convert fixed rate liabilities to floating rate liabilities; and (iii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments and liabilities.

     The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges within net derivative gains (losses). The following table represents the amount of such net derivative gains (losses) recognized for the years ended December 31, 2010, 2009 and 2008:

                                                                                         NET        NET DERIVATIVE
                                                                                      DERIVATIVE    GAINS (LOSSES)  INEFFECTIVENESS
DERIVATIVES IN FAIR                                                                 GAINS (LOSSES)    RECOGNIZED     RECOGNIZED IN
VALUE                                    HEDGED ITEMS IN FAIR VALUE                   RECOGNIZED      FOR HEDGED     NET DERIVATIVE
HEDGING RELATIONSHIPS                      HEDGING RELATIONSHIPS                   FOR DERIVATIVES       ITEMS       GAINS (LOSSES)
------------------------  -------------------------------------------------------  ---------------  --------------  ---------------
                                                                                                     (IN MILLIONS)
FOR THE YEAR ENDED DECEMBER 31, 2010:
Interest rate swaps:      Fixed maturity securities..............................       $ (13)           $  15            $ 2
                          Policyholder account balances (1)......................         153             (150)             3
Foreign currency swaps:   Foreign-denominated fixed maturity securities..........          13              (13)            --
                          Foreign-denominated policyholder account balances (2)..          47              (34)            13
                                                                                        -----            -----            ---
     Total.......................................................................       $ 200            $(182)           $18
                                                                                        =====            =====            ===

FOR THE YEAR ENDED DECEMBER 31, 2009:
Interest rate swaps:      Fixed maturity securities..............................       $  42            $ (35)           $ 7
                          Policyholder account balances (1)......................        (956)             947             (9)
Foreign currency swaps:   Foreign-denominated fixed maturity securities..........         (13)              10             (3)
                          Foreign-denominated policyholder account balances (2)..         351             (332)            19
                                                                                        -----            -----            ---
     Total.......................................................................       $(576)           $ 590            $14
                                                                                        =====            =====            ===

FOR THE YEAR ENDED DECEMBER 31, 2008.............................................       $ 336            $(337)           $(1)
                                                                                        =====            =====            ===



--------

   (1) Fixed rate liabilities

   (2) Fixed rate or floating rate liabilities

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges when they have met the requirements of cash flow hedging: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities to fixed rate liabilities; (iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities; (iv) interest rate forwards and credit forwards to lock in the price to be paid for forward purchases of investments; and (v) interest rate swaps and interest rate forwards to hedge the forecasted purchases of fixed-rate investments.

     For the years ended December 31, 2010 and 2009, the Company recognized $2 million and ($3) million, respectively, of net derivative gains (losses) which represented the ineffective portion of all cash flow hedges. For the year ended December 31, 2008, the Company did not recognize any net derivative gains (losses) which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. In certain instances, the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or within two months of that date. The net amounts reclassified into net derivative gains (losses) for the years ended December 31, 2010, 2009 and 2008 related to such discontinued cash flow hedges were gains (losses) of $9 million, ($7) million and ($12) million, respectively. At December 31, 2010 and 2009, the maximum length of time over which the Company was hedging its exposure to variability in future cash flows for forecasted transactions did not exceed seven years and five years, respectively. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments, for the year ended December 31, 2008.

     The following table presents the components of accumulated other comprehensive income (loss), before income tax, related to cash flow hedges:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                              --------------------
                                                              2010    2009    2008
                                                              ----   -----   -----
                                                                  (IN MILLIONS)
Accumulated other comprehensive income (loss), balance at
  January 1,................................................  $(92)  $ 137   $(262)
Gains (losses) deferred in other comprehensive income (loss)
  on the effective portion of cash flow hedges..............   134    (327)    483
Amounts reclassified to net derivative gains (losses).......    46      93     (93)
Amounts reclassified to net investment income...............     3       7       9
Amounts reclassified to other expenses......................    (1)     --      --
Amortization of transition adjustment.......................    --      (2)     --
                                                              ----   -----   -----
Accumulated other comprehensive income (loss), balance at
  December 31,..............................................  $ 90   $ (92)  $ 137
                                                              ====   =====   =====



     At December 31, 2010, $6 million of deferred net gains on derivatives in accumulated other comprehensive income (loss) was expected to be reclassified to earnings within the next 12 months.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents the effects of derivatives in cash flow hedging relationships on the consolidated statements of operations and the consolidated statements of equity for the years ended December 31, 2010, 2009 and 2008:

                                                          AMOUNT AND LOCATION
                                                           OF GAINS (LOSSES)
                                                           RECLASSIFIED FROM
                                                           ACCUMULATED OTHER
                                AMOUNT OF GAINS              COMPREHENSIVE
                               (LOSSES) DEFERRED       INCOME (LOSS) INTO INCOME
                              IN ACCUMULATED OTHER              (LOSS)                  AMOUNT AND LOCATION
                              COMPREHENSIVE INCOME  ------------------------------       OF GAINS (LOSSES)
                             (LOSS) ON DERIVATIVES                                  RECOGNIZED IN INCOME (LOSS)
                             ---------------------                                         ON DERIVATIVES
                              (EFFECTIVE PORTION)         (EFFECTIVE PORTION)       ---------------------------
                             ---------------------  ------------------------------    (INEFFECTIVE PORTION AND
                                                       NET                              AMOUNT EXCLUDED FROM
                                                     DERIVA-      NET                  EFFECTIVENESS TESTING)
                                                       TIVE     INVEST-             ---------------------------
DERIVATIVES IN CASH FLOW                              GAINS       MENT      OTHER          NET DERIVATIVE
HEDGING RELATIONSHIPS                                (LOSSES)    INCOME   EXPENSES         GAINS (LOSSES)
---------------------------                         ---------  ---------  --------  ---------------------------
                                                                (IN MILLIONS)
FOR THE YEAR ENDED DECEMBER
  31, 2010:
  Interest rate swaps......          $  90            $  --       $--        $ 1                $ 3
  Foreign currency swaps...             74              (56)       (6)        --                 --
  Interest rate forwards...            (35)              10         3         --                 (1)
  Credit forwards..........              5               --        --         --                 --
                                     -----            -----       ---        ---                ---
     Total.................          $ 134            $ (46)      $(3)       $ 1                $ 2
                                     =====            =====       ===        ===                ===
FOR THE YEAR ENDED DECEMBER
  31, 2009:
  Interest rate swaps......          $ (47)           $  --       $--        $--                $(2)
  Foreign currency swaps...           (409)            (159)       (5)        --                 (1)
  Interest rate forwards...            130               66        --         --                 --
  Credit forwards..........             (1)              --        --         --                 --
                                     -----            -----       ---        ---                ---
     Total.................          $(327)           $ (93)      $(5)       $--                $(3)
                                     =====            =====       ===        ===                ===
FOR THE YEAR ENDED DECEMBER
  31, 2008:
  Foreign currency swaps...          $ 483            $  93       $(9)       $--                $--
                                     =====            =====       ===        ===                ===



  HEDGES OF NET INVESTMENTS IN FOREIGN OPERATIONS

     The Company uses foreign exchange contracts, which may include foreign currency swaps, forwards and options, to hedge portions of its net investments in foreign operations against adverse movements in exchange rates. The Company measures ineffectiveness on these contracts based upon the change in forward rates. In addition, the Company may also use non-derivative financial instruments to hedge portions of its net investments in foreign operations against adverse movements in exchange rates. The Company measures ineffectiveness on non-derivative financial instruments based upon the change in spot rates.

     When net investments in foreign operations are sold or substantially liquidated, the amounts in accumulated other comprehensive income (loss) are reclassified to the consolidated statements of operations, while a pro rata portion will be reclassified upon partial sale of the net investments in foreign operations.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents the effects of derivatives and non-derivative financial instruments in net investment hedging relationships in the consolidated statements of operations and the consolidated statements of equity for the years ended December 31, 2010, 2009 and 2008:

                                                                            AMOUNT AND LOCATION OF
                                                                                GAINS (LOSSES)
                                                                                 RECLASSIFIED
                                                                            FROM ACCUMULATED OTHER
                                                                             COMPREHENSIVE INCOME
                                                                                 (LOSS) INTO
                                           AMOUNT OF GAINS (LOSSES)        INCOME (LOSS) (EFFECTIVE
                                            DEFERRED IN ACCUMULATED                PORTION)
                                          OTHER COMPREHENSIVE INCOME      -------------------------
                                                    (LOSS)                   NET INVESTMENT GAINS
                                              (EFFECTIVE PORTION)                  (LOSSES)
DERIVATIVES AND NON-DERIVATIVE            --------------------------      -------------------------
HEDGING INSTRUMENTS IN NET                 YEARS ENDED DECEMBER 31,        YEARS ENDED DECEMBER 31,
INVESTMENT                                --------------------------      -------------------------
HEDGING RELATIONSHIPS (1), (2)            2010       2009       2008      2010       2009      2008
------------------------------            ----       ----       ----      ----      -----      ----
                                                                (IN MILLIONS)
Foreign currency forwards...........       $--       $ --       $ --       $--      $ (59)      $--
Foreign currency swaps..............        --        (18)        76        --        (63)       --
Non-derivative hedging instruments..        --        (37)        81        --        (11)       --
                                           ---       ----       ----       ---      -----       ---
  Total.............................       $--       $(55)      $157       $--      $(133)      $--
                                           ===       ====       ====       ===      =====       ===



--------

   (1) During the years ended December 31, 2010 and 2008, there were no sales or substantial liquidations of net investments in foreign operations that would have required the reclassification of gains or losses from accumulated other comprehensive income (loss) into earnings. During the year ended December 31, 2009, the Company substantially liquidated, through assumption reinsurance (see Note 2), the portion of its Canadian operations that was being hedged in a net investment hedging relationship. As a result, the Company reclassified losses of $133 million from accumulated other comprehensive income (loss) into earnings.

   (2) There was no ineffectiveness recognized for the Company's hedges of net investments in foreign operations.

     At December 31, 2010 and 2009, there was no cumulative foreign currency translation gain (loss) recorded in accumulated other comprehensive income
(loss) related to hedges of net investments in foreign operations.

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting or for purposes other than hedging: (i) interest rate swaps, implied volatility swaps, caps and floors and interest rate futures to economically hedge its exposure to interest rates; (ii) foreign currency forwards and swaps to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to economically hedge exposure to adverse movements in credit; (iv) equity futures to economically hedge liabilities; (v) swap spreadlocks to economically hedge invested assets against the risk of changes in credit spreads; (vi) interest rate forwards to buy and sell securities to economically hedge its exposure to interest rates; (vii) credit default swaps and TRRs to synthetically create investments; (viii) basis swaps to better match the cash flows of assets and related liabilities; (ix) credit default swaps held in relation to trading portfolios; (x) swaptions to hedge interest rate risk; (xi) inflation swaps to reduce risk generated from inflation-indexed liabilities; (xii) covered call options for income generation;
(xiii) synthetic GICs; (xiv) equity options to economically hedge certain invested assets against adverse changes in equity indices; and (xv) equity variance swaps as a macro hedge on certain invested assets.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following tables present the amount and location of gains (losses) recognized in income for derivatives that were not designated or qualifying as hedging instruments:

                                                                   NET            NET
                                                               DERIVATIVE     INVESTMENT
                                                             GAINS (LOSSES)   INCOME (1)
                                                             --------------   ----------
                                                                    (IN MILLIONS)
FOR THE YEAR ENDED DECEMBER 31, 2010:
Interest rate swaps........................................      $    74         $ --
Interest rate floors.......................................           95           --
Interest rate caps.........................................         (165)          --
Interest rate futures......................................          108           --
Foreign currency swaps.....................................          118           --
Foreign currency forwards..................................          (12)          --
Equity options.............................................           (2)         (17)
Interest rate options......................................           30           --
Interest rate forwards.....................................            7           --
Credit default swaps.......................................           28           (2)
Total rate of return swaps.................................           15           --
                                                                 -------         ----
  Total....................................................      $   296         $(19)
                                                                 =======         ====
FOR THE YEAR ENDED DECEMBER 31, 2009:
Interest rate swaps........................................      $  (880)        $ --
Interest rate floors.......................................         (514)          --
Interest rate caps.........................................           27           --
Interest rate futures......................................         (155)          --
Foreign currency swaps.....................................         (584)          --
Foreign currency forwards..................................         (151)          --
Equity options.............................................            2           (2)
Interest rate options......................................         (379)          --
Interest rate forwards.....................................           (7)          --
Swap spreadlocks...........................................          (38)          --
Credit default swaps.......................................         (195)         (11)
Total rate of return swaps.................................           63           --
                                                                 -------         ----
  Total....................................................      $(2,811)        $(13)
                                                                 =======         ====
FOR THE YEAR ENDED DECEMBER 31, 2008.......................      $ 3,470         $ 54
                                                                 =======         ====



--------

   (1) Changes in estimated fair value related to economic hedges of equity method investments in joint ventures, and changes in estimated fair value related to derivatives held in relation to trading portfolios.

  CREDIT DERIVATIVES

     In connection with synthetically created investment transactions and credit default swaps held in relation to the trading portfolio, the Company writes credit default swaps for which it receives a premium to insure credit risk. Such credit derivatives are included within the non-qualifying derivatives and derivatives for purposes other than

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


hedging table. If a credit event occurs, as defined by the contract, generally the contract will require the Company to pay the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $4,153 million and $2,584 million at December 31, 2010 and 2009, respectively. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. At December 31, 2010 and 2009, the Company would have received $49 million and $44 million, respectively, to terminate all of these contracts.

     The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2010 and 2009:

                                                                          DECEMBER 31,
                                     -------------------------------------------------------------------------------------
                                                         2010                                       2009
                                     -------------------------------------------  ----------------------------------------
                                                     MAXIMUM                                      MAXIMUM
                                      ESTIMATED      AMOUNT                        ESTIMATED     AMOUNT OF
                                     FAIR VALUE     OF FUTURE        WEIGHTED     FAIR VALUE      FUTURE        WEIGHTED
RATING AGENCY DESIGNATION OF          OF CREDIT  PAYMENTS UNDER      AVERAGE       OF CREDIT  PAYMENTS UNDER     AVERAGE
REFERENCED                             DEFAULT   CREDIT DEFAULT       YEARS         DEFAULT   CREDIT DEFAULT    YEARS TO
CREDIT OBLIGATIONS (1)                  SWAPS       SWAPS (2)    TO MATURITY (3)     SWAPS       SWAPS (2)    MATURITY (3)
-----------------------------------  ----------  --------------  ---------------  ----------  --------------  ------------
                                                                         (IN MILLIONS)
AAA/AA/A
Single name credit default swaps
  (corporate)......................      $ 4         $  423            3.9            $ 4         $  148           4.3
Credit default swaps referencing
  indices..........................       34          2,247            3.7             38          2,201           3.5
                                         ---         ------                           ---         ------
  Subtotal.........................       38          2,670            3.7             42          2,349           3.5
                                         ---         ------                           ---         ------
BAA
Single name credit default swaps
  (corporate)......................        5            730            4.4              2            190           4.9
Credit default swaps referencing
  indices..........................        6            728            5.0             --             --            --
                                         ---         ------                           ---         ------
  Subtotal.........................       11          1,458            4.7              2            190           4.9
                                         ---         ------                           ---         ------
BA
Single name credit default swaps
  (corporate)......................       --             25            4.4             --             25           5.0
Credit default swaps referencing
  indices..........................       --             --             --             --             --            --
                                         ---         ------                           ---         ------
  Subtotal.........................       --             25            4.4             --             25           5.0
                                         ---         ------                           ---         ------
B
Single name credit default swaps
  (corporate)......................       --             --             --             --             --            --
Credit default swaps referencing
  indices..........................       --             --             --             --             20           5.0
                                         ---         ------                           ---         ------
  Subtotal.........................       --             --             --             --             20           5.0
                                         ---         ------                           ---         ------
     Total.........................      $49         $4,153            4.1            $44         $2,584           3.6
                                         ===         ======                           ===         ======



--------

   (1) The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's, S&P and Fitch. If no rating is available from a rating agency, then an internally developed rating is used.

   (2) Assumes the value of the referenced credit obligations is zero.

   (3) The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

     The Company has also entered into credit default swaps to purchase credit protection on certain of the referenced credit obligations in the table above. As a result, the maximum amounts of potential future recoveries available to offset the $4,153 million and $2,584 million from the table above were $120 million and $21 million at December 31, 2010 and 2009, respectively.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  CREDIT RISK ON FREESTANDING DERIVATIVES

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the net positive estimated fair value of derivative contracts at the reporting date after taking into consideration the existence of netting agreements and any collateral received pursuant to credit support annexes.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange-traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivative instruments. See Note 5 for a description of the impact of credit risk on the valuation of derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. At December 31, 2010 and 2009, the Company was obligated to return cash collateral under its control of $1,033 million and $782 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents or in short-term investments and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. At December 31, 2010 and 2009, the Company had also accepted collateral consisting of various securities with a fair market value of $501 million and $123 million, respectively, which were held in separate custodial accounts. The Company is permitted by contract to sell or repledge this collateral, but at December 31, 2010, none of the collateral had been sold or repledged.

     The Company's collateral arrangements for its over-the-counter derivatives generally require the counterparty in a net liability position, after considering the effect of netting agreements, to pledge collateral when the fair value of that counterparty's derivatives reaches a pre-determined threshold. Certain of these arrangements also include credit-contingent provisions that provide for a reduction of these thresholds (on a sliding scale that converges toward zero) in the event of downgrades in the credit ratings of the Company and/or the counterparty. In addition, certain of the Company's netting agreements for derivative instruments contain provisions that require the Company to maintain a specific investment grade credit rating from at least one of the major credit rating agencies. If the Company's credit ratings were to fall below that specific investment grade credit rating, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments that are in a net liability position after considering the effect of netting agreements.

     The following table presents the estimated fair value of the Company's over-the-counter derivatives that are in a net liability position after considering the effect of netting agreements, together with the estimated fair value and balance sheet location of the collateral pledged. The table also presents the incremental collateral that the Company would be required to provide if there was a one notch downgrade in the Company's credit rating at the reporting date or if the Company's credit rating sustained a downgrade to a level that triggered full overnight collateralization or

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


termination of the derivative position at the reporting date. Derivatives that are not subject to collateral agreements are not included in the scope of this table.

-----------------------------------------------------------------------------------------------------------------------
                                                      ESTIMATED FAIR VALUE OF     FAIR VALUE OF INCREMENTAL COLLATERAL
                                                        COLLATERAL PROVIDED:                 PROVIDED UPON:
                                                     -------------------------   --------------------------------------
                                                                                                  DOWNGRADE IN THE
                                                                                 ONE NOTCH     COMPANY'S CREDIT RATING
                                                                                 DOWNGRADE    TO A LEVEL THAT TRIGGERS
                                     ESTIMATED                                     IN THE          FULL OVERNIGHT
                                 FAIR VALUE (1) OF                               COMPANY'S      COLLATERALIZATION OR
                                DERIVATIVES IN NET   FIXED MATURITY                CREDIT            TERMINATION
                                LIABILITY POSITION   SECURITIES (2)   CASH (3)     RATING    OF THE DERIVATIVE POSITION
                                ------------------   --------------   --------   ---------   --------------------------
                                                                     (IN MILLIONS)
DECEMBER 31, 2010:
Derivatives subject to credit-
  contingent provisions.......         $243               $120           $--        $35                 $110
Derivatives not subject to
  credit-contingent
  provisions..................            1                 --             1         --                   --
                                       ----               ----           ---        ---                 ----
  Total.......................         $244               $120           $ 1        $35                 $110
                                       ====               ====           ===        ===                 ====
DECEMBER 31, 2009:
Derivatives subject to credit-
  contingent provisions.......         $342               $230           $--        $45                 $132
Derivatives not subject to
  credit-contingent
  provisions..................           47                 42            --         --                   --
                                       ----               ----           ---        ---                 ----
  Total.......................         $389               $272           $--        $45                 $132
                                       ====               ====           ===        ===                 ====



--------

   (1) After taking into consideration the existence of netting agreements.

   (2) Included in fixed maturity securities in the consolidated balance sheets. The counterparties are permitted by contract to sell or repledge this collateral.

   (3) Included in premiums, reinsurance and other receivables in the consolidated balance sheets.

     Without considering the effect of netting agreements, the estimated fair value of the Company's over-the-counter derivatives with credit-contingent provisions that were in a gross liability position at December 31, 2010 was $334 million. At December 31, 2010, the Company provided securities collateral of $120 million in connection with these derivatives. In the unlikely event that both: (i) the Company's credit rating was downgraded to a level that triggers full overnight collateralization or termination of all derivative positions; and
(ii) the Company's netting agreements were deemed to be legally unenforceable, then the additional collateral that the Company would be required to provide to its counterparties in connection with its derivatives in a gross liability position at December 31, 2010 would be $214 million. This amount does not consider gross derivative assets of $91 million for which the Company has the contractual right of offset.

     The Company also has exchange-traded futures, which require the pledging of collateral. At both December 31, 2010 and 2009, the Company did not pledge any securities collateral for exchange-traded futures. At December 31, 2010 and 2009, the Company provided cash collateral for exchange-traded futures of $21 million and $18 million, respectively, which is included in premiums, reinsurance and other receivables.

  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts principally include: variable annuities with guaranteed minimum benefits, including GMWBs, GMABs and certain GMIBs; affiliated ceded reinsurance contracts of guaranteed

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


minimum benefits related to GMWBs, GMABs and certain GMIBs; funds withheld on ceded reinsurance and affiliated funds withheld on ceded reinsurance; and funding agreements with equity or bond indexed crediting rates.

     The following table presents the estimated fair value of the Company's embedded derivatives at:

                                                                      DECEMBER
                                                                        31,
                                                                    -----------
                                                                    2010   2009
                                                                    ----   ----
                                                                        (IN
                                                                     MILLIONS)
Net embedded derivatives within asset host contracts:
  Ceded guaranteed minimum benefits...............................  $295   $263
  Options embedded in debt or equity securities...................   (24)   (15)
                                                                    ----   ----
     Net embedded derivatives within asset host contracts.........  $271   $248
                                                                    ====   ====
Net embedded derivatives within liability host contracts:
  Direct guaranteed minimum benefits..............................  $(77)  $(35)
  Funds withheld on ceded reinsurance.............................   754    132
  Other...........................................................    11    (26)
                                                                    ----   ----
     Net embedded derivatives within liability host contracts.....  $688   $ 71
                                                                    ====   ====



     The following table presents changes in estimated fair value related to embedded derivatives:

                                                           YEARS ENDED DECEMBER 31,
                                                           ------------------------
                                                            2010     2009     2008
                                                           -----   -------   ------
                                                                 (IN MILLIONS)
Net derivative gains (losses) (1),(2)....................  $(619)  $(1,586)  $1,744


--------

   (1) The valuation of direct guaranteed minimum benefits includes an adjustment for nonperformance risk. Included in net derivative gains (losses), in connection with this adjustment, were gains (losses) of ($43) million, ($380) million and $442 million, for the years ended December 31, 2010, 2009 and 2008, respectively. In addition, the valuation of ceded guaranteed minimum benefits includes an adjustment for nonperformance risk. Included in net derivative gains (losses), in connection with this adjustment, were gains (losses) of $82 million, $624 million and ($747) million, for the years ended December 31, 2010, 2009 and 2008, respectively. Net derivative gains (losses) for the year ended December 31, 2010 included a gain of $121 million relating to a refinement for estimating nonperformance risk in fair value measurements implemented at June 30, 2010. See Note 5.

   (2) See Note 9 for discussion of affiliated net derivative gains (losses) included in the table above.

5.  FAIR VALUE

     Considerable judgment is often required in interpreting market data to develop estimates of fair value and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

  RECURRING FAIR VALUE MEASUREMENTS

     The assets and liabilities measured at estimated fair value on a recurring basis, including those items for which the Company has elected the FVO, were determined as described below. These estimated fair values and their corresponding placement in the fair value hierarchy are summarized as follows:

                                                                    DECEMBER 31, 2010
                                            -----------------------------------------------------------------
                                                     FAIR VALUE MEASUREMENTS AT REPORTING DATE USING
                                            -----------------------------------------------------------------
                                             QUOTED PRICES IN
                                            ACTIVE MARKETS FOR                        SIGNIFICANT     TOTAL
                                             IDENTICAL ASSETS    SIGNIFICANT OTHER   UNOBSERVABLE   ESTIMATED
                                              AND LIABILITIES    OBSERVABLE INPUTS      INPUTS         FAIR
                                                 (LEVEL 1)           (LEVEL 2)         (LEVEL 3)      VALUE
                                            ------------------   -----------------   ------------   ---------
                                                                      (IN MILLIONS)
ASSETS
Fixed maturity securities:
  U.S. corporate securities...............        $    --             $ 48,064          $ 5,063      $ 53,127
  Foreign corporate securities............             --               27,771            2,796        30,567
  RMBS....................................            274               28,420            1,210        29,904
  U.S. Treasury, agency and government
     guaranteed securities................          7,728               13,205               44        20,977
  CMBS....................................             --                9,540              161         9,701
  ABS.....................................             --                4,929            2,289         7,218
  State and political subdivision
     securities...........................             --                4,583                1         4,584
  Foreign government securities...........             --                3,286              171         3,457
                                                  -------             --------          -------      --------
     Total fixed maturity securities......          8,002              139,798           11,735       159,535
                                                  -------             --------          -------      --------
Equity securities:
  Common stock............................            176                  717               79           972
  Non-redeemable preferred stock..........             --                  216              633           849
                                                  -------             --------          -------      --------
     Total equity securities..............            176                  933              712         1,821
                                                  -------             --------          -------      --------
Trading and other securities:
  Actively Traded Securities..............             --                  453               10           463
  FVO general account securities..........             --                   21               50            71
  FVO securities held by consolidated
     securitization entities..............             --                  201               --           201
                                                  -------             --------          -------      --------
     Total trading and other securities...             --                  675               60           735
Short-term investments (1)................          1,001                  845              379         2,225
Derivative assets: (2)
  Interest rate contracts.................              7                2,175               14         2,196
  Foreign currency contracts..............             --                  995               46         1,041
  Credit contracts........................             --                   35               39            74
                                                  -------             --------          -------      --------
     Total derivative assets..............              7                3,205               99         3,311
Net embedded derivatives within asset host
  contracts (3)...........................             --                   --              295           295
Separate account assets (4)...............         19,550               76,770            1,509        97,829
                                                  -------             --------          -------      --------
     Total assets.........................        $28,736             $222,226          $14,789      $265,751
                                                  =======             ========          =======      ========
LIABILITIES
Derivative liabilities: (2)
  Interest rate contracts.................        $    --             $    896          $    37      $    933
  Foreign currency contracts..............             --                  917               --           917
  Credit contracts........................             --                   76                6            82
                                                  -------             --------          -------      --------
     Total derivative liabilities.........             --                1,889               43         1,932
Net embedded derivatives within liability
  host contracts (3)......................             --                   11              677           688
Long-term debt of consolidated
  securitization entities.................             --                   --              184           184
Trading liabilities (5)...................             46                   --               --            46
                                                  -------             --------          -------      --------
  Total liabilities.......................        $    46             $  1,900          $   904      $  2,850
                                                  =======             ========          =======      ========



     See "-- Variable Interest Entities" in Note 3 for discussion of CSEs included in the table above.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                    DECEMBER 31, 2009
                                            -----------------------------------------------------------------
                                               FAIR VALUE MEASUREMENTS AT REPORTING DATE USING
                                            -----------------------------------------------------
                                             QUOTED PRICES IN
                                            ACTIVE MARKETS FOR                        SIGNIFICANT     TOTAL
                                             IDENTICAL ASSETS    SIGNIFICANT OTHER   UNOBSERVABLE   ESTIMATED
                                              AND LIABILITIES    OBSERVABLE INPUTS      INPUTS         FAIR
                                                 (LEVEL 1)           (LEVEL 2)         (LEVEL 3)      VALUE
                                            ------------------   -----------------   ------------   ---------
                                                                      (IN MILLIONS)
ASSETS
Fixed maturity securities:
  U.S. corporate securities...............        $    --             $ 44,394          $ 4,674      $ 49,068
  Foreign corporate securities............             --               21,541            3,456        24,997
  RMBS....................................             --               29,405            1,580        30,985
  U.S. Treasury, agency and government
     guaranteed securities................          6,090               10,312               --        16,402
  CMBS....................................             --               10,684               87        10,771
  ABS.....................................             --                5,503            1,668         7,171
  State and political subdivision
     securities...........................             --                2,714               20         2,734
  Foreign government securities...........             --                2,272              249         2,521
                                                  -------             --------          -------      --------
     Total fixed maturity securities......          6,090              126,825           11,734       144,649
                                                  -------             --------          -------      --------
Equity securities:
  Common stock............................            289                  777               64         1,130
  Non-redeemable preferred stock..........             --                  193              793           986
                                                  -------             --------          -------      --------
     Total equity securities..............            289                  970              857         2,116
                                                  -------             --------          -------      --------
Trading and other securities..............             --                  388               83           471
Short-term investments (1)................          2,099                1,193                8         3,300
Derivative assets (2).....................             --                2,318               97         2,415
Net embedded derivatives within asset host
  contracts (3)...........................             --                   --              263           263
Separate account assets (4)...............         13,006               65,788            1,583        80,377
                                                  -------             --------          -------      --------
     Total assets.........................        $21,484             $197,482          $14,625      $233,591
                                                  =======             ========          =======      ========
LIABILITIES
Derivative liabilities (2)................        $     5             $  1,961          $     5      $  1,971
Net embedded derivatives within liability
  host contracts (3)......................             --                  (26)              97            71
Trading liabilities (5)...................            106                   --               --           106
                                                  -------             --------          -------      --------
  Total liabilities.......................        $   111             $  1,935          $   102      $  2,148
                                                  =======             ========          =======      ========



--------

   (1) Short-term investments as presented in the tables above differ from the amounts presented in the consolidated balance sheets because certain short-term investments are not measured at estimated fair value (e.g., time deposits, etc.), and therefore are excluded from the tables presented above.

   (2) Derivative assets are presented within other invested assets in the consolidated balance sheets and derivative liabilities are presented within other liabilities in the consolidated balance sheets. The amounts are presented gross in the tables above to reflect the presentation in the consolidated balance sheets, but are presented net for purposes of the rollforward in the Fair Value Measurements Using Significant Unobservable Inputs (Level 3) tables which follow.

   (3) Net embedded derivatives within asset host contracts are presented within premiums, reinsurance and other receivables in the consolidated balance sheets. Net embedded derivatives within liability host contracts are presented in the consolidated balance sheets within policyholder account balances and other liabilities. At December 31, 2010, fixed maturity securities and equity securities also included embedded derivatives of

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


       $1 million and ($25) million, respectively. At December 31, 2009, fixed maturity securities and equity securities included embedded derivatives of $0 and ($15) million, respectively.

   (4) Separate account assets are measured at estimated fair value. Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets.

   (5) Trading liabilities are presented within other liabilities in the consolidated balance sheets.

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

  Fixed Maturity Securities, Equity Securities, Trading and Other Securities and Short-term Investments

     When available, the estimated fair value of the Company's fixed maturity, equity and trading and other securities are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

     When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The inputs in applying these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity and management's assumptions regarding estimated duration, liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

     The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active markets, quoted prices in markets that are not active and observable yields and spreads in the market.

     When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation and cannot be supported by reference to market activity. Even though unobservable, these inputs are assumed to be consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

     The estimated fair value of FVO securities held by CSEs is determined on a basis consistent with the methodologies described herein for fixed maturity securities and equity securities. As discussed in Note 1, the Company adopted new guidance effective January 1, 2010 and consolidated certain securitization entities that hold securities that have been accounted for under the FVO and classified within trading and other securities.

     The use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's securities holdings.

  Derivatives

     The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter derivatives. The determination of

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that are assumed to be consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The significant inputs to the pricing models for most over-the-counter derivatives are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain over-the-counter derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Significant inputs that are unobservable generally include: independent broker quotes, credit correlation assumptions, references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and are assumed to be consistent with what other market participants would use when pricing such instruments.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all over-the-counter derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its derivative positions using the standard swap curve which includes a spread to the risk free rate. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not currently required in the valuation process. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. The evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

     Most inputs for over-the-counter derivatives are mid market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

  Embedded Derivatives Within Asset and Liability Host Contracts

     Embedded derivatives principally include certain direct variable annuity guarantees, certain affiliated ceded reinsurance contracts related to such variable annuity guarantees and certain funding agreements with equity or bond indexed crediting rates and those related to ceded funds withheld on reinsurance. Embedded derivatives are recorded in the consolidated financial statements at estimated fair value with changes in estimated fair value reported in net income.

     The Company issues certain variable annuity products with guaranteed minimum benefit guarantees. GMWBs, GMABs and certain GMIBs are embedded derivatives, which are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value reported in net derivative gains (losses). These embedded derivatives are classified within policyholder account balances in the consolidated balance sheets.

     The fair value of these guarantees is estimated using the present value of future benefits minus the present value of future fees using actuarial and capital market assumptions related to the projected cash flows over the expected lives of the contracts. A risk neutral valuation methodology is used under which the cash flows from the

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


guarantees are projected under multiple capital market scenarios using observable risk free rates, currency exchange rates and observable and estimated implied volatilities.

     The valuation of these guarantee liabilities includes adjustments for nonperformance risk and for a risk margin related to non-capital market inputs. Both of these adjustments are captured as components of the spread which, when combined with the risk free rate, is used to discount the cash flows of the liability for purposes of determining its fair value.

     The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife, Inc.'s debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries compared to MetLife, Inc.

     Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees. These guarantees may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in nonperformance risk; and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

     The Company ceded the risk associated with certain of the GMIB, GMAB and GMWB guarantees described in the preceding paragraph. In addition to ceding risks associated with guarantees that are accounted for as embedded derivatives, the Company also ceded directly written GMIB guarantees that are accounted for as insurance (i.e., not as embedded derivatives) but where the reinsurance contract contains an embedded derivative. These embedded derivatives are included in premiums, reinsurance and other receivables in the consolidated balance sheets with changes in estimated fair value reported in net derivative gains (losses). The value of the embedded derivatives on these ceded risks is determined using a methodology consistent with that described previously for the guarantees directly written by the Company. Because the direct guarantee is not accounted for at fair value, significant fluctuations in net income may occur as the change in fair value of the embedded derivative on the ceded risk is being recorded in net income without a corresponding and offsetting change in fair value of the direct guarantee.

     As part of its regular review of critical accounting estimates, the Company periodically assesses inputs for estimating nonperformance risk (commonly referred to as "own credit") in fair value measurements. During the second quarter of 2010, the Company completed a study that aggregated and evaluated data, including historical recovery rates of insurance companies as well as policyholder behavior observed over the past two years as the recent financial crisis evolved. As a result, at the end of the second quarter of 2010, the Company refined the way in which it incorporates expected recovery rates into the nonperformance risk adjustment for purposes of estimating the fair value of investment-type contracts and embedded derivatives within insurance contracts. The Company recognized a gain of $38 million, net of DAC and income tax, relating to implementing the refinement at June 30, 2010.

     The estimated fair value of the embedded derivatives within funds withheld related to certain ceded reinsurance is determined based on the change in estimated fair value of the underlying assets held by the Company in a reference portfolio backing the funds withheld liability. The estimated fair value of the underlying assets is determined as described above in "-- Fixed Maturity Securities, Equity Securities, Trading and Other Securities and Short-term Investments." The estimated fair value of these embedded derivatives is included, along with their funds withheld hosts, in other liabilities in the consolidated balance sheets with changes in estimated fair

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


value recorded in net derivative gains (losses). Changes in the credit spreads on the underlying assets, interest rates and market volatility may result in significant fluctuations in the estimated fair value of these embedded derivatives that could materially affect net income.

     The estimated fair value of the embedded equity and bond indexed derivatives contained in certain funding agreements is determined using market standard swap valuation models and observable market inputs, including an adjustment for nonperformance risk. The estimated fair value of these embedded derivatives are included, along with their funding agreements host, within policyholder account balances with changes in estimated fair value recorded in net derivative gains (losses). Changes in equity and bond indices, interest rates and the Company's credit standing may result in significant fluctuations in the estimated fair value of these embedded derivatives that could materially affect net income.

  Separate Account Assets

     Separate account assets are carried at estimated fair value and reported as a summarized total on the consolidated balance sheets. The estimated fair value of separate account assets is based on the estimated fair value of the underlying assets owned by the separate account. Assets within the Company's separate accounts include: mutual funds, fixed maturity securities, equity securities, mortgage loans, derivatives, hedge funds, other limited partnership interests, short-term investments and cash and cash equivalents. See
"-- Valuation Techniques and Inputs by Level Within the Three-Level Fair Value Hierarchy by Major Classes of Assets and Liabilities" below for a discussion of the methods and assumptions used to estimate the fair value of these financial instruments.

  Long-term Debt of CSEs

     The Company has elected the FVO for the long-term debt of CSEs, which are carried at estimated fair value. See "-- Valuation Techniques and Inputs by Level Within the Three-Level Fair Value Hierarchy by Major Classes of Assets and Liabilities" below for a discussion of the methods and assumptions used to estimate the fair value of these financial instruments.

  Trading Liabilities

     Trading liabilities are recorded at estimated fair value with subsequent changes in estimated fair value recognized in net investment income. The estimated fair value of trading liabilities is determined on a basis consistent with the methodologies described in "-- Fixed Maturity Securities, Equity Securities, Trading and Other Securities and Short-term Investments."

     VALUATION TECHNIQUES AND INPUTS BY LEVEL WITHIN THE THREE-LEVEL FAIR VALUE HIERARCHY BY MAJOR CLASSES OF ASSETS AND LIABILITIES

     A description of the significant valuation techniques and inputs to the determination of estimated fair value for the more significant asset and liability classes measured at fair value on a recurring basis is as follows:

     The Company determines the estimated fair value of its investments using primarily the market approach and the income approach. The use of quoted prices for identical assets and matrix pricing or other similar techniques are examples of market approaches, while the use of discounted cash flow methodologies is an example of the income approach. The Company attempts to maximize the use of observable inputs and minimize the use of unobservable inputs in selecting whether the market or income approach is used.

     While certain investments have been classified as Level 1 from the use of unadjusted quoted prices for identical investments supported by high volumes of trading activity and narrow bid/ask spreads, most investments have been classified as Level 2 because the significant inputs used to measure the fair value on a recurring basis of the same or similar investment are market observable or can be corroborated using market observable information

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


for the full term of the investment. Level 3 investments include those where estimated fair values are based on significant unobservable inputs that are supported by little or no market activity and may reflect our own assumptions about what factors market participants would use in pricing these investments.

LEVEL 1 MEASUREMENTS:

  Fixed Maturity Securities, Equity Securities and Short-term Investments

     These securities are comprised of U.S. Treasury, agency and government guaranteed fixed maturity securities, RMBS -- principally to-be-announced securities, exchange traded common stock and short-term money market securities, including U.S. Treasury bills. Valuation of these securities is based on unadjusted quoted prices in active markets that are readily and regularly available.

  Derivative Assets and Derivative Liabilities

     These assets and liabilities are comprised of exchange-traded derivatives. Valuation of these assets and liabilities is based on unadjusted quoted prices in active markets that are readily and regularly available.

  Separate Account Assets

     These assets are comprised of securities that are similar in nature to the fixed maturity securities, equity securities and short-term investments referred to above; and certain exchange-traded derivatives, including financial futures and owned options. Valuation is based on unadjusted quoted prices in active markets that are readily and regularly available.

LEVEL 2 MEASUREMENTS:

  Fixed Maturity Securities, Equity Securities, Trading and Other Securities and Short-term Investments

     This level includes fixed maturity securities and equity securities priced principally by independent pricing services using observable inputs. Trading and other securities and short-term investments within this level are of a similar nature and class to the Level 2 securities described below; accordingly, the valuation techniques and significant market standard observable inputs used in their valuation are also similar to those described below.

          U.S. corporate and foreign corporate securities. These securities are principally valued using the market and income approaches. Valuation is based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques that use standard market observable inputs such as a benchmark yields, spreads off benchmark yields, new issuances, issuer rating, duration, and trades of identical or comparable securities. Investment grade privately placed securities are valued using a discounted cash flow methodologies using standard market observable inputs, and inputs derived from, or corroborated by, market observable data including market yield curve, duration, call provisions, observable prices and spreads for similar publicly traded or privately traded issues that incorporate the credit quality and industry sector of the issuer. This level also includes certain below investment grade privately placed fixed maturity securities priced by independent pricing services that use observable inputs.

          Structured securities comprised of RMBS, CMBS and ABS. These securities are principally valued using the market approach. Valuation is based primarily on matrix pricing or other similar techniques using standard market inputs including spreads for actively traded securities, spreads off benchmark yields, expected prepayment speeds and volumes, current and forecasted loss severity, rating, weighted average coupon, weighted average maturity, average delinquency rates, geographic region, debt-service coverage ratios and issuance-specific information including, but not limited to: collateral type, payment terms of the underlying assets, payment priority within the tranche, structure of the security, deal performance and vintage of loans.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          U.S. Treasury, agency and government guaranteed securities. These securities are principally valued using the market approach. Valuation is based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques using standard market observable inputs such as benchmark U.S. Treasury yield curve, the spread off the U.S. Treasury curve for the identical security and comparable securities that are actively traded.

          Foreign government and state and political subdivision securities. These securities are principally valued using the market approach. Valuation is based primarily on matrix pricing or other similar techniques using standard market observable inputs including benchmark U.S. Treasury or other yields, issuer ratings, broker-dealer quotes, issuer spreads and reported trades of similar securities, including those within the same sub-sector or with a similar maturity or credit rating.

          Common and non-redeemable preferred stock. These securities are principally valued using the market approach where market quotes are available but are not considered actively traded. Valuation is based principally on observable inputs including quoted prices in markets that are not considered active.

  Derivative Assets and Derivative Liabilities

     This level includes all types of derivative instruments utilized by the Company with the exception of exchange-traded derivatives included within Level 1 and those derivative instruments with unobservable inputs as described in Level 3. These derivatives are principally valued using an income approach.

  Interest rate contracts.

     Non-option-based -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, LIBOR basis curves, and repurchase rates.

     Option-based -- Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, LIBOR basis curves, and interest rate volatility.

  Foreign currency contracts.

     Non-option-based -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, LIBOR basis curves, currency spot rates, and cross currency basis curves.

  Credit contracts.

     Non-option-based -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, credit curves, and recovery rates.

  Equity market contracts.

     Non-option-based -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, spot equity index levels, and dividend yield curves.

     Option-based -- Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, spot equity index levels, dividend yield curves, and equity volatility.

  Embedded Derivatives Contained in Certain Funding Agreements

     These derivatives are principally valued using an income approach. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve and the spot equity and bond index level.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Separate Account Assets

     These assets are comprised of investments that are similar in nature to the fixed maturity securities, equity securities, short-term investments and derivatives referred to above. Also included are certain mutual funds and hedge funds without readily determinable fair values given prices are not published publicly. Valuation of the mutual funds and hedge funds is based upon quoted prices or reported NAV provided by the fund managers.

LEVEL 3 MEASUREMENTS:

     In general, investments classified within Level 3 use many of the same valuation techniques and inputs as described above. However, if key inputs are unobservable, or if the investments are less liquid and there is very limited trading activity, the investments are generally classified as Level 3. The use of independent non-binding broker quotations to value investments generally indicates there is a lack of liquidity or the general lack of transparency in the process to develop the valuation estimates generally causing these investments to be classified in Level 3.

  Fixed Maturity Securities, Equity Securities, Trading and Other Securities and Short-term Investments

     This level includes fixed maturity securities and equity securities priced principally by independent broker quotations or market standard valuation methodologies using inputs that are not market observable or cannot be derived principally from or corroborated by observable market data. Trading and other securities and short-term investments within this level are of a similar nature and class to the Level 3 securities described below; accordingly, the valuation techniques and significant market standard observable inputs used in their valuation are also similar to those described below.

          U.S. corporate and foreign corporate securities. These securities, including financial services industry hybrid securities classified within fixed maturity securities, are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing or other similar techniques that utilize unobservable inputs or cannot be derived principally from, or corroborated by, observable market data, including illiquidity premiums and spread adjustments to reflect industry trends or specific credit-related issues. Valuations may be based on independent non-binding broker quotations. Generally, below investment grade privately placed or distressed securities included in this level are valued using discounted cash flow methodologies which rely upon significant, unobservable inputs and inputs that cannot be derived principally from, or corroborated by, observable market data.

          Structured securities comprised of RMBS, CMBS and ABS. These securities are principally valued using the market approach. Valuation is based primarily on matrix pricing or other similar techniques that utilize inputs that are unobservable or cannot be derived principally from, or corroborated by, observable market data, or are based on independent non-binding broker quotations. Below investment grade securities and ABS supported by sub-prime mortgage loans included in this level are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, and certain of these securities are valued based on independent non-binding broker quotations.

          Foreign government and state and political subdivision securities. These securities are principally valued using the market approach. Valuation is based primarily on matrix pricing or other similar techniques, however these securities are less liquid and certain of the inputs are based on very limited trading activity.

          Common and non-redeemable preferred stock. These securities, including privately held securities and financial services industry hybrid securities classified within equity securities, are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing or other similar techniques using inputs such as comparable credit rating and issuance structure. Equity securities valuations determined

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     with discounted cash flow methodologies use inputs such as earnings multiples based on comparable public companies, and industry-specific non-earnings based multiples. Certain of these securities are valued based on independent non-binding broker quotations.

  Derivative Assets and Derivative Liabilities

     These derivatives are principally valued using an income approach. Valuations of non-option-based derivatives utilize present value techniques, whereas valuations of option-based derivatives utilize option pricing models. These valuation methodologies generally use the same inputs as described in the corresponding sections above for Level 2 measurements of derivatives. However, these derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data.

  Interest rate contracts.

     Non-option-based -- Significant unobservable inputs may include the extrapolation beyond observable limits of the swap yield curve and LIBOR basis curves.

     Option-based -- Significant unobservable inputs may include the extrapolation beyond observable limits of the swap yield curve, LIBOR basis curves, and interest rate volatility.

  Foreign currency contracts.

     Non-option based -- Significant unobservable inputs may include the extrapolation beyond observable limits of the swap yield curve, LIBOR basis curves and cross currency basis curves. Certain of these derivatives are valued based on independent non-binding broker quotations.

  Credit contracts.

     Non-option-based -- Significant unobservable inputs may include credit correlation, repurchase rates, and the extrapolation beyond observable limits of the swap yield curve and credit curves. Certain of these derivatives are valued based on independent non-binding broker quotations.

  Equity market contracts.

     Non-option-based -- Significant unobservable inputs may include the extrapolation beyond observable limits of dividend yield curves.

     Option-based -- Significant unobservable inputs may include the extrapolation beyond observable limits of dividend yield curves and equity volatility.

  Guaranteed Minimum Benefit Guarantees

     These embedded derivatives are principally valued using an income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curve, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curve and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, nonperformance risk and cost of capital for purposes of calculating the risk margin.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Reinsurance Ceded on Certain Guaranteed Minimum Benefit Guarantees

     These embedded derivatives are principally valued using an income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curve, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curve and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, counterparty credit spreads and cost of capital for purposes of calculating the risk margin.

  Embedded Derivatives Within Funds Withheld Related to Certain Ceded
  Reinsurance

     These derivatives are principally valued using an income approach. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve and the fair value of assets within the reference portfolio. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the fair value of certain assets within the reference portfolio which are not observable in the market and cannot be derived principally from, or corroborated by, observable market data.

  Separate Account Assets

     These assets are comprised of investments that are similar in nature to the fixed maturity securities, equity securities and derivatives referred to above. Separate account assets within this level also include mortgage loans and other limited partnership interests. The estimated fair value of mortgage loans is determined by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. Other limited partnership interests are valued giving consideration to the value of the underlying holdings of the partnerships and by applying a premium or discount, if appropriate, for factors such as liquidity, bid/ask spreads, the performance record of the fund manager or other relevant variables which may impact the exit value of the particular partnership interest.

  Long-term Debt of CSEs

     The estimated fair value of the long-term debt of the Company's CSEs are priced principally through independent broker quotations or market standard valuation methodologies using inputs that are not market observable or cannot be derived from or corroborated by observable market data.

TRANSFERS BETWEEN LEVELS 1 AND 2:

     During the year ended December 31, 2010, transfers between Levels 1 and 2 were not significant.

TRANSFERS INTO OR OUT OF LEVEL 3:

     Overall, transfers into and/or out of Level 3 are attributable to a change in the observability of inputs. Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable. Transfers into and/or out of any level are assumed

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


to occur at the beginning of the period. Significant transfers into and/or out of Level 3 assets and liabilities for the year ended December 31, 2010 are summarized below.

     During the year ended December 31, 2010, fixed maturity securities transfers into Level 3 of $1,255 million, and separate account assets transfers into Level 3 of $46 million, resulted primarily from current market conditions characterized by a lack of trading activity, decreased liquidity and credit ratings downgrades (e.g., from investment grade to below investment grade). These current market conditions have resulted in decreased transparency of valuations and an increased use of broker quotations and unobservable inputs to determine estimated fair value principally for certain private placements included in U.S. and foreign corporate securities.

     During the year ended December 31, 2010, fixed maturity securities transfers out of Level 3 of $1,066 million and separate account assets transfers out of Level 3 of $231 million, resulted primarily from increased transparency of both new issuances that subsequent to issuance and establishment of trading activity, became priced by independent pricing services and existing issuances that, over time, the Company was able to corroborate pricing received from independent pricing services with observable inputs or increases in market activity and upgraded credit ratings primarily for certain U.S. and foreign corporate securities, RMBS, ABS and foreign government securities.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A rollforward of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs is as follows:

                                               FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                                  -------------------------------------------------------------------------------------------------
                                                   TOTAL REALIZED/UNREALIZED
                                                  GAINS (LOSSES) INCLUDED IN:
                                               ---------------------------------      PURCHASES,
                                                                       OTHER            SALES,
                                   BALANCE,                        COMPREHENSIVE    ISSUANCES AND    TRANSFER INTO    TRANSFER OUT
                                  JANUARY 1,   EARNINGS (1), (2)   INCOME (LOSS)   SETTLEMENTS (3)    LEVEL 3 (4)    OF LEVEL 3 (4)
                                  ----------   -----------------   -------------   ---------------   -------------   --------------
                                                                            (IN MILLIONS)
YEAR ENDED DECEMBER 31, 2010:
ASSETS:
Fixed maturity securities:
  U.S. corporate securities.....    $ 4,674           $  7              $184            $(400)           $  751          $  (153)
  Foreign corporate securities..      3,456            (33)              179             (709)              351             (448)
  RMBS..........................      1,580             27                71             (333)               57             (192)
  U.S. Treasury, agency and
     government guaranteed
     securities.................         --             --                --               22                22               --
  CMBS..........................         87             --                50              (21)               45               --
  ABS...........................      1,668            (39)              276              494                29             (139)
  State and political
     subdivision securities.....         20             --                --                2                --              (21)
  Foreign government
     securities.................        249              4                16               15                --             (113)
                                    -------           ----              ----            -----            ------          -------
     Total fixed maturity
       securities...............    $11,734           $(34)             $776            $(930)           $1,255          $(1,066)
                                    =======           ====              ====            =====            ======          =======
Equity securities:
  Common stock..................    $    64           $ (1)             $ --            $  16            $    1          $    (1)
  Non-redeemable preferred
     stock......................        793             30                 2             (192)               --               --
                                    -------           ----              ----            -----            ------          -------
     Total equity securities....    $   857           $ 29              $  2            $(176)           $    1          $    (1)
                                    =======           ====              ====            =====            ======          =======
Trading and other securities:
  Actively Traded Securities....    $    32           $ --              $ --            $ (22)           $   --          $    --
  FVO general account
     securities.................         51             10                --              (30)               37              (18)
                                    -------           ----              ----            -----            ------          -------
     Total trading and other
       securities...............    $    83           $ 10              $ --            $ (52)           $   37          $   (18)
                                    =======           ====              ====            =====            ======          =======
Short-term investments..........    $     8           $  1              $ --            $ 370            $   --          $    --
Net derivatives: (5)
  Interest rate contracts.......    $    --           $ 23              $(36)           $ (10)           $   --          $    --
  Foreign currency contracts....         53             28                --              (35)               --               --
  Credit contracts..............         37              2                 1               (7)               --               --
  Equity market contracts.......          2             (2)               --               --                --               --
                                    -------           ----              ----            -----            ------          -------
     Total net derivatives......    $    92           $ 51              $(35)           $ (52)           $   --          $    --
                                    =======           ====              ====            =====            ======          =======
Separate account assets (6).....    $ 1,583           $142              $ --            $ (31)           $   46          $  (231)
                                   FAIR VALUE
                                  MEASUREMENTS
                                      USING
                                   SIGNIFICANT
                                  UNOBSERVABLE
                                     INPUTS
                                    (LEVEL 3)
                                  ------------
                                    BALANCE,
                                  DECEMBER 31,
                                  ------------
                                       (IN
                                    MILLIONS)
YEAR ENDED DECEMBER 31, 2010:
ASSETS:
Fixed maturity securities:
  U.S. corporate securities.....     $ 5,063
  Foreign corporate securities..       2,796
  RMBS..........................       1,210
  U.S. Treasury, agency and
     government guaranteed
     securities.................          44
  CMBS..........................         161
  ABS...........................       2,289
  State and political
     subdivision securities.....           1
  Foreign government
     securities.................         171
                                     -------
     Total fixed maturity
       securities...............     $11,735
                                     =======
Equity securities:
  Common stock..................     $    79
  Non-redeemable preferred
     stock......................         633
                                     -------
     Total equity securities....     $   712
                                     =======
Trading and other securities:
  Actively Traded Securities....     $    10
  FVO general account
     securities.................          50
                                     -------
     Total trading and other
       securities...............     $    60
                                     =======
Short-term investments..........     $   379
Net derivatives: (5)
  Interest rate contracts.......     $   (23)
  Foreign currency contracts....          46
  Credit contracts..............          33
  Equity market contracts.......          --
                                     -------
     Total net derivatives......     $    56
                                     =======
Separate account assets (6).....     $ 1,509



                                              FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                                     ----------------------------------------------------------------------------------------
                                                            TOTAL
                                                     REALIZED/UNREALIZED
                                                   (GAINS) LOSSES INCLUDED
                                                             IN:
                                                  ------------------------      PURCHASES,
                                                                 OTHER            SALES,
                                      BALANCE,    EARNINGS   COMPREHENSIVE    ISSUANCES AND    TRANSFER INTO    TRANSFER OUT
                                     JANUARY 1,   (1), (2)   INCOME (LOSS)   SETTLEMENTS (3)    LEVEL 3 (4)    OF LEVEL 3 (4)
                                     ----------   --------   -------------   ---------------   -------------   --------------
                                                                           (IN MILLIONS)
YEAR ENDED DECEMBER 31, 2010:
LIABILITIES:
Net embedded derivatives (7).......     $(166)      $588          $--              $(40)            $--              $--
Long-term debt of consolidated
  securitization entities (8)......     $  --       $(48)         $--              $232             $--              $--
                                      FAIR VALUE
                                     MEASUREMENTS
                                         USING
                                      SIGNIFICANT
                                     UNOBSERVABLE
                                        INPUTS
                                       (LEVEL 3)
                                     ------------
                                       BALANCE,
                                     DECEMBER 31,
                                     ------------
                                          (IN
                                       MILLIONS)
YEAR ENDED DECEMBER 31, 2010:
LIABILITIES:
Net embedded derivatives (7).......      $382
Long-term debt of consolidated
  securitization entities (8)......      $184

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                             FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                                        ---------------------------------------------------------------------------------
                                                         TOTAL REALIZED/UNREALIZED
                                                        GAINS (LOSSES) INCLUDED IN:
                                                     ---------------------------------      PURCHASES,
                                                                             OTHER            SALES,        TRANSFER INTO
                                         BALANCE,                        COMPREHENSIVE    ISSUANCES AND      AND/OR OUT
                                        JANUARY 1,   EARNINGS (1), (2)   INCOME (LOSS)   SETTLEMENTS (3)   OF LEVEL 3 (4)
                                        ----------   -----------------   -------------   ---------------   --------------
                                                                          (IN MILLIONS)
YEAR ENDED DECEMBER 31, 2009:
ASSETS:
Fixed maturity securities:
  U.S. corporate securities...........    $ 5,089         $  (276)           $  572          $(1,002)           $ 291
  Foreign corporate securities........      3,367            (210)            1,156             (614)            (243)
  RMBS................................        373              35                80            1,134              (42)
  U.S. Treasury, agency and government
     guaranteed securities............         48              --                --              (27)             (21)
  CMBS................................        138               6                 4              (38)             (23)
  ABS.................................      1,487             (63)              281              (61)              24
  State and political subdivision
     securities.......................         76              --                 1              (15)             (42)
  Foreign government securities.......        202               2                18               66              (39)
                                          -------         -------            ------          -------            -----
     Total fixed maturity securities..    $10,780         $  (506)           $2,112          $  (557)           $ (95)
                                          =======         =======            ======          =======            =====
Equity securities:
  Common stock........................    $    59         $    (2)           $   (2)         $     9            $  --
  Non-redeemable preferred stock......        918            (251)              355             (190)             (39)
                                          -------         -------            ------          -------            -----
     Total equity securities..........    $   977         $  (253)           $  353          $  (181)           $ (39)
                                          =======         =======            ======          =======            =====
Trading and other securities..........    $   116         $    16            $   --          $   (49)           $  --
Short-term investments................    $    75         $    (9)           $   --          $   (53)           $  (5)
Net derivatives (5)...................    $   (19)        $    35            $   (1)         $    79            $  (2)
Net embedded derivatives (7)..........    $ 1,702         $(1,570)           $   --          $    34            $  --
Separate account assets (6)...........    $ 1,486         $  (221)           $   --          $   452            $(134)
                                         FAIR VALUE
                                        MEASUREMENTS
                                            USING
                                         SIGNIFICANT
                                        UNOBSERVABLE
                                           INPUTS
                                          (LEVEL 3)
                                        ------------
                                          BALANCE,
                                        DECEMBER 31,
                                        ------------
                                             (IN
                                          MILLIONS)
YEAR ENDED DECEMBER 31, 2009:
ASSETS:
Fixed maturity securities:
  U.S. corporate securities...........     $ 4,674
  Foreign corporate securities........       3,456
  RMBS................................       1,580
  U.S. Treasury, agency and government
     guaranteed securities............          --
  CMBS................................          87
  ABS.................................       1,668
  State and political subdivision
     securities.......................          20
  Foreign government securities.......         249
                                           -------
     Total fixed maturity securities..     $11,734
                                           =======
Equity securities:
  Common stock........................     $    64
  Non-redeemable preferred stock......         793
                                           -------
     Total equity securities..........     $   857
                                           =======
Trading and other securities..........     $    83
Short-term investments................     $     8
Net derivatives (5)...................     $    92
Net embedded derivatives (7)..........     $   166
Separate account assets (6)...........     $ 1,583



                                        FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                             --------------------------------------------------------------------------------------------
                                                                          TOTAL REALIZED/UNREALIZED
                                                                         GAINS (LOSSES) INCLUDED IN:
                                                                      ---------------------------------      PURCHASES,
                               BALANCE,                                                       OTHER            SALES,
                             DECEMBER 31,    IMPACT OF    BALANCE,                        COMPREHENSIVE    ISSUANCES AND
                                 2007      ADOPTION (9)  JANUARY 1,   EARNINGS (1), (2)   INCOME (LOSS)   SETTLEMENTS (3)
                             ------------  ------------  ----------   -----------------   -------------   ---------------
                                                                     (IN MILLIONS)
YEAR ENDED DECEMBER 31,
  2008:
ASSETS:
Fixed maturity securities:
  U.S. corporate
     securities............     $ 5,527       $    --      $ 5,527          $ (455)          $(1,085)          $ 606
  Foreign corporate
     securities............       4,752            --        4,752            (127)           (1,794)           (104)
  RMBS.....................         899            --          899              (2)             (111)            (53)
  U.S. Treasury, agency and
     government guaranteed
     securities............          55            --           55              --                (1)            (29)
  CMBS.....................         271            --          271              (6)              (57)              2
  ABS......................       2,814            --        2,814             (80)             (672)           (549)
  State and political
     subdivision
     securities............          56            --           56               1                11              33
  Foreign government
     securities............         475            --          475              (5)              (17)           (256)
  Other fixed maturity
     securities............         217            --          217              --               (37)           (180)
                                -------       -------      -------          ------           -------           -----
     Total fixed maturity
       securities..........     $15,066           $--      $15,066          $ (674)          $(3,763)          $(530)
                                =======       =======      =======          ======           =======           =====
Equity securities:
  Common stock.............     $    60           $--      $    60          $    2           $    (4)          $   1
  Non-redeemable preferred
     stock.................       1,467            --        1,467            (130)             (342)            (55)
                                -------       -------      -------          ------           -------           -----
     Total equity
       securities..........     $ 1,527           $--      $ 1,527          $ (128)          $  (346)          $ (54)
                                =======       =======      =======          ======           =======           =====
Trading and other
  securities...............     $   174           $--      $   174          $  (26)          $    --           $ (32)
Short-term investments.....     $   149           $--      $   149          $   (2)          $    --           $ (72)
Net embedded derivatives
  (7)......................     $    25           $30      $    55          $1,631           $    --           $  16
Separate account assets
  (6)......................     $ 1,170           $--      $ 1,170          $  (86)          $    --           $ (22)
                               FAIR VALUE MEASUREMENTS
                                  USING SIGNIFICANT
                              UNOBSERVABLE INPUTS (LEVEL
                                          3)
                             ---------------------------
                             TRANSFER INTO
                             AND/OR OUT OF    BALANCE,
                              LEVEL 3 (4)   DECEMBER 31,
                             -------------  ------------
                                    (IN MILLIONS)
YEAR ENDED DECEMBER 31,
  2008:
ASSETS:
Fixed maturity securities:
  U.S. corporate
     securities............      $ 496         $ 5,089
  Foreign corporate
     securities............        640           3,367
  RMBS.....................       (360)            373
  U.S. Treasury, agency and
     government guaranteed
     securities............         23              48
  CMBS.....................        (72)            138
  ABS......................        (26)          1,487
  State and political
     subdivision
     securities............        (25)             76
  Foreign government
     securities............          5             202
  Other fixed maturity
     securities............         --              --
                                 -----         -------
     Total fixed maturity
       securities..........      $ 681         $10,780
                                 =====         =======
Equity securities:
  Common stock.............      $  --         $    59
  Non-redeemable preferred
     stock.................        (22)            918
                                 -----         -------
     Total equity
       securities..........      $ (22)        $   977
                                 =====         =======
Trading and other
  securities...............      $  --         $   116
Short-term investments.....      $  --         $    75
Net embedded derivatives
  (7)......................      $  --         $ 1,702
Separate account assets
  (6)......................      $ 424         $ 1,486

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                        FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                            ----------------------------------------------------------------------------------------------
                                                                           TOTAL REALIZED/UNREALIZED
                                                                          (GAINS) LOSSES INCLUDED IN:
                                                                       ---------------------------------      PURCHASES,
                              BALANCE,                                                         OTHER            SALES,
                            DECEMBER 31,     IMPACT OF     BALANCE,                        COMPREHENSIVE    ISSUANCES AND
                                2007       ADOPTION (9)   JANUARY 1,   EARNINGS (1), (2)   INCOME (LOSS)   SETTLEMENTS (3)
                            ------------   ------------   ----------   -----------------   -------------   ---------------
                                                                                                    (IN MILLIONS)
YEAR ENDED DECEMBER 31,
  2008:
LIABILITIES:
Net derivatives (5).......      $(134)          $1           $(133)           $60               $--              $92
                               FAIR VALUE MEASUREMENTS
                                  USING SIGNIFICANT
                             UNOBSERVABLE INPUTS (LEVEL
                                         3)
                            ----------------------------
                            TRANSFER INTO
                            AND/OR OUT OF     BALANCE,
                             LEVEL 3 (4)    DECEMBER 31,
                            -------------   ------------
YEAR ENDED DECEMBER 31,
  2008:
LIABILITIES:
Net derivatives (5).......       $--             $19


--------

   (1) Amortization of premium/discount is included within net investment income which is reported within the earnings caption of total gains (losses). Impairments charged to earnings on securities are included within net investment gains (losses) which are reported within the earnings caption of total gains (losses). Lapses associated with embedded derivatives are included within the earnings caption of total gains (losses).

   (2) Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

   (3) The amount reported within purchases, sales, issuances and settlements is the purchase/issuance price (for purchases and issuances) and the sales/settlement proceeds (for sales and settlements) based upon the actual date purchased/issued or sold/settled. Items purchased/issued and sold/settled in the same period are excluded from the rollforward. For embedded derivatives, attributed fees are included within this caption along with settlements, if any.

   (4) Total gains and losses (in earnings and other comprehensive income
       (loss)) are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and out in the same period are excluded from the rollforward.

   (5) Freestanding derivative assets and liabilities are presented net for purposes of the rollforward.

   (6) Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities.

   (7) Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

   (8) The long-term debt at January 1, 2010 of the CSEs is reported within the purchases, sales, issuances and settlements activity column of the rollforward.

   (9) The impact of adoption of fair value measurement guidance represents the amount recognized in earnings resulting from a change in estimate for certain Level 3 financial instruments held at January 1, 2008. The net impact of adoption on Level 3 assets and liabilities presented in the table above was a $29 million increase to net assets. Such amount was also impacted by a decrease to DAC of $9 million. The impact of this adoption on RGA-- not reflected in the table above as a result of the inclusion of RGA in discontinued operations -- was a net increase of $2 million (i.e., a decrease in Level 3 net embedded derivative liabilities of $17 million, offset by a DAC decrease of $15 million) for a total increase of $22 million in Level 3 net assets. This increase of $22 million, offset by a $9 million reduction in the estimated fair value of Level 2 freestanding derivatives, resulted in a total net impact of adoption of $13 million.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The tables below summarize both realized and unrealized gains and losses due to changes in estimated fair value recorded in earnings for Level 3 assets and liabilities:

                                                             TOTAL GAINS AND LOSSES
                                         -------------------------------------------------------------
                                                  CLASSIFICATION OF REALIZED/UNREALIZED GAINS
                                                         (LOSSES) INCLUDED IN EARNINGS
                                         -------------------------------------------------------------
                                             NET               NET                 NET
                                         INVESTMENT        INVESTMENT          DERIVATIVE
                                           INCOME        GAINS (LOSSES)      GAINS (LOSSES)      TOTAL
                                         ----------      --------------      --------------      -----
                                                                 (IN MILLIONS)
YEAR ENDED DECEMBER 31, 2010:
ASSETS:
Fixed maturity securities:
  U.S. corporate securities............       $17             $ (10)              $  --          $   7
  Foreign corporate securities.........        (1)              (32)                 --            (33)
  RMBS.................................        36                (9)                 --             27
  CMBS.................................         2                (2)                 --             --
  ABS..................................        32               (71)                 --            (39)
  Foreign government securities........         5                (1)                 --              4
                                            -----             -----               -----          -----
     Total fixed maturity securities...       $91             $(125)              $  --          $ (34)
                                            =====             =====               =====          =====
Equity securities:
  Common stock.........................     $  --             $  (1)              $  --          $  (1)
  Non-redeemable preferred stock.......        --                30                  --             30
                                            -----             -----               -----          -----
     Total equity securities...........       $--             $  29               $  --          $  29
                                            =====             =====               =====          =====
Short-term investments.................       $ 1             $  --               $  --          $   1
Trading and other securities:
  FVO general account securities.......       $10             $  --               $  --          $  10
Net derivatives:
  Interest rate contracts..............       $--             $  --               $  23          $  23
  Foreign currency contracts...........        --                --                  28             28
  Credit contracts.....................        --                --                   2              2
  Equity market contracts..............        --                --                  (2)            (2)
                                            -----             -----               -----          -----
     Total net derivatives.............       $--             $  --               $  51          $  51
                                            =====             =====               =====          =====
LIABILITIES:
Net embedded derivatives...............       $--             $  --               $(588)         $(588)
Long-term debt of consolidated
  securitization entities..............       $--             $  48               $  --          $  48

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                             TOTAL GAINS AND LOSSES
                                        ---------------------------------------------------------------
                                                  CLASSIFICATION OF REALIZED/UNREALIZED GAINS
                                                         (LOSSES) INCLUDED IN EARNINGS
                                        ---------------------------------------------------------------
                                            NET               NET                 NET
                                        INVESTMENT        INVESTMENT          DERIVATIVE
                                          INCOME        GAINS (LOSSES)      GAINS (LOSSES)       TOTAL
                                        ----------      --------------      --------------      -------
                                                                 (IN MILLIONS)
YEAR ENDED DECEMBER 31, 2009:
ASSETS:
Fixed maturity securities:
  U.S. corporate securities...........     $  12             $(288)             $    --         $  (276)
  Foreign corporate securities........        (8)             (202)                  --            (210)
  RMBS................................        30                 5                   --              35
  CMBS................................        --                 6                   --               6
  ABS.................................         8               (71)                  --             (63)
  Foreign government securities.......         3                (1)                  --               2
                                           -----             -----              -------         -------
     Total fixed maturity securities..       $45             $(551)             $    --         $  (506)
                                           =====             =====              =======         =======
Equity securities:
  Common stock........................       $--             $  (2)             $    --         $    (2)
  Non-redeemable preferred stock......        --              (251)                  --            (251)
                                           -----             -----              -------         -------
     Total equity securities..........       $--             $(253)             $    --         $  (253)
                                           =====             =====              =======         =======
Trading and other securities..........       $16             $  --              $    --         $    16
Short-term investments................       $--             $  (9)             $    --         $    (9)
Net derivatives.......................       $--             $  --              $    35         $    35
LIABILITIES:
Net embedded derivatives..............       $--             $  --              $(1,570)        $(1,570)

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                             TOTAL GAINS AND LOSSES
                                         --------------------------------------------------------------
                                                   CLASSIFICATION OF REALIZED/UNREALIZED GAINS
                                                          (LOSSES) INCLUDED IN EARNINGS
                                         --------------------------------------------------------------
                                             NET               NET                 NET
                                         INVESTMENT        INVESTMENT          DERIVATIVE
                                           INCOME        GAINS (LOSSES)      GAINS (LOSSES)       TOTAL
                                         ----------      --------------      --------------      ------
                                                                  (IN MILLIONS)
YEAR ENDED DECEMBER 31, 2008:
ASSETS:
Fixed maturity securities:
  U.S. corporate securities............     $  8              $(463)             $   --          $ (455)
  Foreign corporate securities.........       (6)              (121)                 --            (127)
  RMBS.................................       --                 (2)                 --              (2)
  CMBS.................................       --                 (6)                 --              (6)
  ABS..................................        3                (83)                 --             (80)
  State and political subdivision
     securities........................       --                  1                  --               1
  Foreign government securities........        4                 (9)                 --              (5)
                                            ----              -----              ------          ------
     Total fixed maturity securities...     $  9              $(683)             $   --          $ (674)
                                            ====              =====              ======          ======
Equity securities:
  Common stock.........................     $ --              $   2              $   --          $    2
  Non-redeemable preferred stock.......       --               (130)                 --            (130)
                                            ----              -----              ------          ------
     Total equity securities...........     $ --              $(128)             $   --          $ (128)
                                            ====              =====              ======          ======
Trading and other securities...........     $(26)             $  --              $   --          $  (26)
Short-term investments.................     $  1              $  (3)             $   --          $   (2)
LIABILITIES:
Net derivatives........................     $ --              $  --              $  (60)         $  (60)
Net embedded derivatives...............     $ --              $  --              $1,631          $1,631

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The tables below summarize the portion of unrealized gains and losses, due to changes in estimated fair value, recorded in earnings for Level 3 assets and liabilities that were still held at the respective time periods:

                                                      CHANGES IN UNREALIZED GAINS (LOSSES)
                                          RELATING TO ASSETS AND LIABILITIES HELD AT DECEMBER 31, 2010
                                         -------------------------------------------------------------
                                             NET               NET                 NET
                                         INVESTMENT        INVESTMENT          DERIVATIVE
                                           INCOME        GAINS (LOSSES)      GAINS (LOSSES)      TOTAL
                                         ----------      --------------      --------------      -----
                                                                 (IN MILLIONS)
YEAR ENDED DECEMBER 31, 2010:
ASSETS:
Fixed maturity securities:
  U.S. corporate securities............      $ 8              $ (32)              $  --          $ (24)
  Foreign corporate securities.........       (2)               (43)                 --            (45)
  RMBS.................................       36                 --                  --             36
  CMBS.................................        1                 (2)                 --             (1)
  ABS..................................       31                (49)                 --            (18)
  Foreign government securities........        5                 --                  --              5
                                             ---              -----               -----          -----
     Total fixed maturity securities...      $79              $(126)              $  --          $ (47)
                                             ===              =====               =====          =====
Equity securities:
  Common stock.........................      $--              $  (2)              $  --          $  (2)
  Non-redeemable preferred stock.......       --                 (3)                 --             (3)
                                             ---              -----               -----          -----
     Total equity securities...........      $--              $  (5)              $  --          $  (5)
                                             ===              =====               =====          =====
Trading and other securities:
  FVO general account securities.......      $13              $  --               $  --          $  13
     Short-term investments............      $ 1              $  --               $  --          $   1
Net derivatives:
  Interest rate contracts..............      $--              $  --               $  23          $  23
  Foreign currency contracts...........       --                 --                  21             21
  Credit contracts.....................       --                 --                   3              3
  Equity market contracts..............       --                 --                  (2)            (2)
                                             ---              -----               -----          -----
     Total net derivatives.............      $--              $  --               $  45          $  45
                                             ===              =====               =====          =====
LIABILITIES:
Net embedded derivatives...............      $                $                   $(584)         $(584)
Long-term debt of consolidated
  securitization entities..............      $--              $  48               $  --          $  48

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                      CHANGES IN UNREALIZED GAINS (LOSSES)
                                          RELATING TO ASSETS AND LIABILITIES HELD AT DECEMBER 31, 2009
                                        ---------------------------------------------------------------
                                            NET               NET                 NET
                                        INVESTMENT        INVESTMENT          DERIVATIVE
                                          INCOME        GAINS (LOSSES)      GAINS (LOSSES)       TOTAL
                                        ----------      --------------      --------------      -------
                                                                 (IN MILLIONS)
YEAR ENDED DECEMBER 31, 2009:
ASSETS:
Fixed maturity securities:
  U.S. corporate securities...........     $  11             $(281)             $    --         $  (270)
  Foreign corporate securities........        (7)             (106)                  --            (113)
  RMBS................................        30                 6                   --              36
  CMBS................................        --                (5)                  --              (5)
  ABS.................................         8               (97)                  --             (89)
  Foreign government securities.......         3                --                   --               3
                                           -----             -----              -------         -------
     Total fixed maturity securities..       $45             $(483)             $    --         $  (438)
                                           =====             =====              =======         =======
Equity securities:
  Common stock........................       $--             $  (1)             $    --         $    (1)
  Non-redeemable preferred stock......        --              (128)                  --            (128)
                                           -----             -----              -------         -------
     Total equity securities..........       $--             $(129)             $    --         $  (129)
                                           =====             =====              =======         =======
Trading and other securities..........       $15             $  --              $    --         $    15
Net derivatives.......................       $--             $  --              $    96         $    96
LIABILITIES:
Net embedded derivatives..............       $--             $  --              $(1,568)        $(1,568)

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                      CHANGES IN UNREALIZED GAINS (LOSSES)
                                          RELATING TO ASSETS AND LIABILITIES HELD AT DECEMBER 31, 2008
                                         --------------------------------------------------------------
                                             NET               NET                 NET
                                         INVESTMENT        INVESTMENT          DERIVATIVE
                                           INCOME        GAINS (LOSSES)      GAINS (LOSSES)       TOTAL
                                         ----------      --------------      --------------      ------
                                                                  (IN MILLIONS)
YEAR ENDED DECEMBER 31, 2008:
ASSETS:
Fixed maturity securities:
  U.S. corporate securities............     $  6              $(283)             $   --          $ (277)
  Foreign corporate securities.........       (8)              (120)                 --            (128)
  RMBS.................................       --                 --                  --              --
  CMBS.................................       --                 --                  --              --
  ABS..................................        3                (63)                 --             (60)
  Foreign government securities........        4                 --                  --               4
                                            ----              -----              ------          ------
     Total fixed maturity securities...     $  5              $(466)             $   --          $ (461)
                                            ====              =====              ======          ======
Equity securities:
  Common stock.........................     $ --              $  (1)             $   --          $   (1)
  Non-redeemable preferred stock.......       --               (113)                 --            (113)
                                            ----              -----              ------          ------
     Total equity securities...........     $ --              $(114)             $   --          $ (114)
                                            ====              =====              ======          ======
Trading and other securities...........     $(18)             $  --              $   --          $  (18)
LIABILITIES:
Net derivatives........................     $ --              $  --              $  (93)         $  (93)
Net embedded derivatives...............     $ --              $  --              $1,632          $1,632


FVO -- CONSOLIDATED SECURITIZATION ENTITIES

     As discussed in Note 1, upon the adoption of new guidance effective January 1, 2010, the Company elected fair value accounting for the following assets and liabilities held by CSEs: securities and long-term debt. Information on the estimated fair value of the securities classified as trading and other securities is presented in Note 3. The following table presents the long-term debt carried under the FVO related to securities classified as trading and other securities at:

                                                                  DECEMBER 31, 2010
                                                                  -----------------
                                                                    (IN MILLIONS)
Contractual principal balance...................................         $214
Excess of contractual principal balance over estimated fair
  value.........................................................          (30)
                                                                         ----
  Carrying value at estimated fair value........................         $184
                                                                         ====



     Interest expense on long-term debt of CSEs is recorded in other expenses. Gains and losses from initial measurement, subsequent changes in estimated fair value and gains or losses on sales of long-term debt are recognized in net investment gains (losses), which is summarized in Note 3.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  NON-RECURRING FAIR VALUE MEASUREMENTS

     Certain assets are measured at estimated fair value on a non-recurring basis and are not included in the tables presented above. The amounts below relate to certain investments measured at estimated fair value during the period and still held at the reporting dates.

                                                               YEARS ENDED DECEMBER 31,
                         ----------------------------------------------------------------------------------------------------
                                         2010                                  2009                            2008
                         ------------------------------------  ------------------------------------  ------------------------
                           CARRYING    ESTIMATED       NET       CARRYING    ESTIMATED       NET       CARRYING    ESTIMATED
                            VALUE         FAIR     INVESTMENT     VALUE         FAIR     INVESTMENT     VALUE         FAIR
                           PRIOR TO   VALUE AFTER     GAINS      PRIOR TO   VALUE AFTER     GAINS      PRIOR TO   VALUE AFTER
                         MEASUREMENT  MEASUREMENT   (LOSSES)   MEASUREMENT  MEASUREMENT   (LOSSES)   MEASUREMENT  MEASUREMENT
                         -----------  -----------  ----------  -----------  -----------  ----------  -----------  -----------
                                                                     (IN MILLIONS)
Mortgage loans: (1)
  Held-for-investment..      $176         $160        $(16)        $248         $168        $ (80)       $234         $188
  Held-for-sale........        --           --          --           --           --           --          26           16
                             ----         ----        ----         ----         ----        -----        ----         ----
     Mortgage loans,
       net.............      $176         $160        $(16)        $248         $168        $ (80)       $260         $204
                             ====         ====        ====         ====         ====        =====        ====         ====
Other limited
  partnership interests
  (2)..................      $  3         $  1        $ (2)        $805         $517        $(288)       $230         $131
Real estate joint
  ventures (3).........      $  8         $  3        $ (5)        $ 80         $ 43        $ (37)       $ --         $ --
                            YEARS
                            ENDED
                          DECEMBER
                             31,
                         ----------
                            2008
                         ----------
                             NET
                         INVESTMENT
                            GAINS
                          (LOSSES)
                         ----------
                             (IN
                          MILLIONS)
Mortgage loans: (1)
  Held-for-investment..     $(46)
  Held-for-sale........      (10)
                            ----
     Mortgage loans,
       net.............     $(56)
                            ====
Other limited
  partnership interests
  (2)..................     $(99)
Real estate joint
  ventures (3).........     $ --


--------

   (1) Mortgage loans -- The impaired mortgage loans presented above were written down to their estimated fair values at the date the impairments were recognized and are reported as losses above. Subsequent improvements in estimated fair value on previously impaired loans recorded through a reduction in the previously established valuation allowance are reported as gains above. Estimated fair values for impaired mortgage loans are based on observable market prices or, if the loans are in foreclosure or are otherwise determined to be collateral dependent, on the estimated fair value of the underlying collateral, or the present value of the expected future cash flows. Impairments to estimated fair value and decreases in previous impairments from subsequent improvements in estimated fair value represent non-recurring fair value measurements that have been categorized as Level 3 due to the lack of price transparency inherent in the limited markets for such mortgage loans.

   (2) Other limited partnership interests -- The impaired investments presented above were accounted for using the cost method. Impairments on these cost method investments were recognized at estimated fair value determined from information provided in the financial statements of the underlying entities in the period in which the impairment was incurred. These impairments to estimated fair value represent non-recurring fair value measurements that have been classified as Level 3 due to the limited activity and price transparency inherent in the market for such investments. This category includes several private equity and debt funds that typically invest primarily in a diversified pool of investments across certain investment strategies including domestic and international leveraged buyout funds; power, energy, timber and infrastructure development funds; venture capital funds; below investment grade debt and mezzanine debt funds. The estimated fair values of these investments have been determined using the NAV of the Company's ownership interest in the partners' capital. Distributions from these investments will be generated from investment gains, from operating income from the underlying investments of the funds and from liquidation of the underlying assets of the funds. It is estimated that the underlying assets of the funds will be liquidated over the next 2 to 10 years. Unfunded commitments for these investments were $11 million and $321 million at December 31, 2010 and 2009, respectively.

   (3) Real estate joint ventures -- The impaired investments presented above were accounted for using the cost method. Impairments on these cost method investments were recognized at estimated fair value determined from information provided in the financial statements of the underlying entities in the period in which the impairment was incurred. These impairments to estimated fair value represent non-recurring fair value

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


       measurements that have been classified as Level 3 due to the limited activity and price transparency inherent in the market for such investments. This category includes several real estate funds that typically invest primarily in commercial real estate. The estimated fair values of these investments have been determined using the NAV of the Company's ownership interest in the partners' capital. Distributions from these investments will be generated from investment gains, from operating income from the underlying investments of the funds and from liquidation of the underlying assets of the funds. It is estimated that the underlying assets of the funds will be liquidated over the next 2 to 10 years. Unfunded commitments for these investments were $3 million and $45 million at December 31, 2010 and 2009, respectively.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Amounts related to the Company's financial instruments that were not measured at fair value on a recurring basis, were as follows:

                                                                               ESTIMATED
                                                         NOTIONAL   CARRYING      FAIR
DECEMBER 31, 2010                                         AMOUNT      VALUE      VALUE
-------------------------------------------------------  --------   --------   ---------
                                                                  (IN MILLIONS)
ASSETS
  Mortgage loans, net..................................              $41,667    $43,278
  Policy loans.........................................              $ 8,270    $ 9,509
  Real estate joint ventures (1).......................              $    50    $    58
  Other limited partnership interests (1)..............              $ 1,423    $ 1,491
  Short-term investments (2)...........................              $   144    $   144
  Other invested assets (1)............................              $ 1,494    $ 1,506
  Cash and cash equivalents............................              $ 3,485    $ 3,485
  Accrued investment income............................              $ 2,183    $ 2,183
  Premiums, reinsurance and other receivables (1)......              $18,268    $18,999
LIABILITIES
  Policyholder account balances (1)....................              $66,249    $68,861
  Payables for collateral under securities loaned and
     other transactions................................              $17,014    $17,014
  Short-term debt......................................              $   102    $   102
  Long-term debt (1), (3)..............................              $ 3,399    $ 3,473
  Other liabilities (1)................................              $24,553    $25,034
  Separate account liabilities (1).....................              $37,791    $37,791
COMMITMENTS (4)
  Mortgage loan commitments............................   $2,516     $    --    $   (13)
  Commitments to fund bank credit facilities, bridge
     loans and private corporate bond investments......   $1,997     $    --    $    16

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                               ESTIMATED
                                                         NOTIONAL   CARRYING      FAIR
DECEMBER 31, 2009                                         AMOUNT      VALUE      VALUE
-------------------------------------------------------  --------   --------   ---------
                                                                  (IN MILLIONS)
ASSETS
  Mortgage loans, net..................................              $40,620    $39,155
  Policy loans.........................................              $ 8,099    $ 9,108
  Real estate joint ventures (1).......................              $    49    $    61
  Other limited partnership interests (1)..............              $ 1,443    $ 1,431
  Short-term investments (2)...........................              $    15    $    15
  Other invested assets (1)............................              $ 1,707    $ 1,659
  Cash and cash equivalents............................              $ 3,347    $ 3,347
  Accrued investment income............................              $ 2,066    $ 2,066
  Premiums, reinsurance and other receivables (1)......              $18,271    $18,648
LIABILITIES
  Policyholder account balances (1)....................              $64,097    $64,081
  Payables for collateral under securities loaned and
     other transactions................................              $14,662    $14,662
  Short-term debt......................................              $   319    $   319
  Long-term debt (1)...................................              $ 3,474    $ 3,494
  Other liabilities (1)................................              $17,192    $17,192
  Separate account liabilities (1).....................              $28,874    $28,874
COMMITMENTS (4)
  Mortgage loan commitments............................   $1,262     $    --    $   (43)
  Commitments to fund bank credit facilities, bridge
     loans and private corporate bond investments......   $  763     $    --    $   (19)


--------

   (1) Carrying values presented herein differ from those presented in the consolidated balance sheets because certain items within the respective financial statement caption are not considered financial instruments. Financial statement captions excluded from the table above are not considered financial instruments.

   (2) Short-term investments as presented in the tables above differ from the amounts presented in the consolidated balance sheets because these tables do not include short-term investments that meet the definition of a security, which are measured at estimated fair value on a recurring basis.

   (3) Long-term debt as presented in the table above does not include long-term debt of CSEs.

   (4) Commitments are off-balance sheet obligations. Negative estimated fair values represent off-balance sheet liabilities.

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

     The assets and liabilities measured at estimated fair value on a recurring basis include: fixed maturity securities, equity securities, trading and other securities, derivative assets and liabilities, net embedded derivatives within asset and liability host contracts, separate account assets, long-term debt of CSEs and trading liabilities. These assets and liabilities are described in the section "-- Recurring Fair Value Measurements" and, therefore, are

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


excluded from the tables above. The estimated fair value for these financial instruments approximates carrying value.

  Mortgage Loans

     The Company originates mortgage loans principally for investment purposes. These loans are principally carried at amortized cost. The estimated fair value of mortgage loans is primarily determined by estimating expected future cash flows and discounting them using current interest rates for similar mortgage loans with similar credit risk. Certain mortgage loans have been impaired to their estimated fair value which is determined using independent broker quotations or, when the mortgage loan is in foreclosure or otherwise determined to be collateral dependent, the fair value of the underlying collateral is estimated using internal models.

  Policy Loans

     For policy loans with fixed interest rates, estimated fair values are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed applying a weighted-average interest rate to the outstanding principal balance of the respective group of policy loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. The estimated fair value for policy loans with variable interest rates approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

  Real Estate Joint Ventures and Other Limited Partnership Interests

     Real estate joint ventures and other limited partnership interests included in the preceding tables consist of those investments accounted for using the cost method. The remaining carrying value recognized in the consolidated balance sheets represents investments in real estate carried at cost less accumulated depreciation, or real estate joint ventures and other limited partnership interests accounted for using the equity method, which do not meet the definition of financial instruments for which fair value is required to be disclosed.

     The estimated fair values for other limited partnership interests and real estate joint ventures accounted for under the cost method are generally based on the Company's share of the NAV as provided in the financial statements of the investees. In certain circumstances, management may adjust the NAV by a premium or discount when it has sufficient evidence to support applying such adjustments.

  Short-term Investments

     Certain short-term investments do not qualify as securities and are recognized at amortized cost in the consolidated balance sheets. For these instruments, the Company believes that there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, short-term investments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality and the Company has determined additional adjustment is not required.

  Other Invested Assets

     Other invested assets within the preceding tables are principally comprised of loans to affiliates and funds withheld.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The estimated fair value of loans to affiliates is determined by discounting the expected future cash flows using market interest rates currently available for instruments with similar terms and remaining maturities. For funds withheld, the Company evaluates the specific facts and circumstances of each instrument to determine the appropriate estimated fair values. These estimated fair values were not materially different from the recognized carrying values.

  Cash and Cash Equivalents

     Due to the short-term maturities of cash and cash equivalents, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value generally approximates carrying value. In light of recent market conditions, cash and cash equivalent instruments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality, or sufficient solvency in the case of depository institutions, and the Company has determined additional adjustment is not required.

  Accrued Investment Income

     Due to the short term until settlement of accrued investment income, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, the Company has monitored the credit quality of the issuers and has determined additional adjustment is not required.

  Premiums, Reinsurance and Other Receivables

     Premiums, reinsurance and other receivables in the preceding tables are principally comprised of certain amounts recoverable under reinsurance contracts, amounts on deposit with financial institutions to facilitate daily settlements related to certain derivative positions and amounts receivable for securities sold but not yet settled.

     Premiums receivable and those amounts recoverable under reinsurance treaties determined to transfer sufficient risk are not financial instruments subject to disclosure and thus have been excluded from the amounts presented in the preceding tables. Amounts recoverable under ceded reinsurance contracts, which the Company has determined do not transfer sufficient risk such that they are accounted for using the deposit method of accounting, have been included in the preceding tables. The estimated fair value is determined as the present value of expected future cash flows under the related contracts, which were discounted using an interest rate determined to reflect the appropriate credit standing of the assuming counterparty.

     The amounts on deposit for derivative settlements essentially represent the equivalent of demand deposit balances and amounts due for securities sold are generally received over short periods such that the estimated fair value approximates carrying value. In light of recent market conditions, the Company has monitored the solvency position of the financial institutions and has determined additional adjustments are not required.

  Policyholder Account Balances

     Policyholder account balances in the tables above include investment contracts. Embedded derivatives on investment contracts and certain variable annuity guarantees accounted for as embedded derivatives are included in this caption in the consolidated financial statements but excluded from this caption in the tables above as they are separately presented in "-- Recurring Fair Value Measurements." The remaining difference between the amounts reflected as policyholder account balances in the preceding table and those recognized in the consolidated balance sheets represents those amounts due under contracts that satisfy the definition of insurance contracts and are not considered financial instruments.

     The investment contracts primarily include certain funding agreements, fixed deferred annuities, modified guaranteed annuities, fixed term payout annuities and total control accounts. The fair values for these investment

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


contracts are estimated by discounting best estimate future cash flows using current market risk-free interest rates and adding a spread to reflect the nonperformance risk in the liability.

  Payables for Collateral Under Securities Loaned and Other Transactions

     The estimated fair value for payables for collateral under securities loaned and other transactions approximates carrying value. The related agreements to loan securities are short-term in nature such that the Company believes there is limited risk of a material change in market interest rates. Additionally, because borrowers are cross-collateralized by the borrowed securities, the Company believes no additional consideration for changes in nonperformance risk are necessary.

  Short-term and Long-term Debt

     The estimated fair value for short-term debt approximates carrying value due to the short-term nature of these obligations. The estimated fair values of long-term debt are generally determined by discounting expected future cash flows using market rates currently available for debt with similar terms, remaining maturities and reflecting the credit risk of the Company, including inputs when available, from actively traded debt of the Company or other companies with similar types of borrowing arrangements. Risk-adjusted discount rates applied to the expected future cash flows can vary significantly based upon the specific terms of each individual arrangement, including, but not limited to: subordinated rights; contractual interest rates in relation to current market rates; the structuring of the arrangement; and the nature and observability of the applicable valuation inputs. Use of different risk-adjusted discount rates could result in different estimated fair values.

     The carrying value of long-term debt presented in the table above differs from the amounts presented in the consolidated balance sheets as it does not include capital leases which are not required to be disclosed at estimated fair value.

  Other Liabilities

     Other liabilities included in the tables above reflect those other liabilities that satisfy the definition of financial instruments subject to disclosure. These items consist primarily of interest and dividends payable; amounts due for securities purchased but not yet settled; and amounts payable under certain ceded and assumed reinsurance treaties accounted for as deposit type treaties. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which were not materially different from the carrying values, with the exception of certain deposit type reinsurance payables. For these reinsurance payables, the estimated fair value is determined as the present value of expected future cash flows under the related contracts, which were discounted using an interest rate determined to reflect the appropriate credit standing of the assuming counterparty.

  Separate Account Liabilities

     Separate account liabilities included in the preceding tables represent those balances due to policyholders under contracts that are classified as investment contracts. The remaining amounts presented in the consolidated balance sheets represent those contracts classified as insurance contracts, which do not satisfy the definition of financial instruments.

     Separate account liabilities classified as investment contracts primarily represent variable annuities with no significant mortality risk to the Company such that the death benefit is equal to the account balance; funding agreements related to group life contracts; and certain contracts that provide for benefit funding.

     Separate account liabilities are recognized in the consolidated balance sheets at an equivalent value of the related separate account assets. Separate account assets, which equal net deposits, net investment income and

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


realized and unrealized investment gains and losses, are fully offset by corresponding amounts credited to the contractholders' liability which is reflected in separate account liabilities. Since separate account liabilities are fully funded by cash flows from the separate account assets which are recognized at estimated fair value as described in the section "-- Recurring Fair Value Measurements," the Company believes the value of those assets approximates the estimated fair value of the related separate account liabilities.

  Mortgage Loan Commitments and Commitments to Fund Bank Credit Facilities, Bridge Loans and Private Corporate Bond Investments

     The estimated fair values for mortgage loan commitments that will be held for investment and commitments to fund bank credit facilities, bridge loans and private corporate bonds that will be held for investment reflected in the above tables represent the difference between the discounted expected future cash flows using interest rates that incorporate current credit risk for similar instruments on the reporting date and the principal amounts of the commitments.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                             DAC     VOBA    TOTAL
                                                           -------   ----   -------
                                                                 (IN MILLIONS)
Balance at January 1, 2008...............................  $ 8,551   $ 77   $ 8,628
  Capitalizations........................................      901     --       901
                                                           -------   ----   -------
     Subtotal............................................    9,452     77     9,529
                                                           -------   ----   -------
  Amortization related to:
     Net investment gains (losses).......................     (157)     4      (153)
     Other expenses......................................     (909)   (19)     (928)
                                                           -------   ----   -------
       Total amortization................................   (1,066)   (15)   (1,081)
                                                           -------   ----   -------
  Unrealized investment gains (losses)...................    2,274    146     2,420
  Effect of foreign currency translation and other.......        2      1         3
                                                           -------   ----   -------
Balance at December 31, 2008.............................   10,662    209    10,871
  Capitalizations........................................      857     --       857
                                                           -------   ----   -------
     Subtotal............................................   11,519    209    11,728
                                                           -------   ----   -------
  Amortization related to:
     Net investment gains (losses).......................      254      1       255
     Other expenses......................................     (648)   (22)     (670)
                                                           -------   ----   -------
       Total amortization................................     (394)   (21)     (415)
                                                           -------   ----   -------
  Unrealized investment gains (losses)...................   (1,897)   (52)   (1,949)
                                                           -------   ----   -------
Balance at December 31, 2009.............................    9,228    136     9,364
  Capitalizations........................................      804     --       804
                                                           -------   ----   -------
     Subtotal............................................   10,032    136    10,168
                                                           -------   ----   -------
  Amortization related to:
     Net investment gains (losses).......................     (127)    --      (127)
     Other expenses......................................     (809)   (14)     (823)
                                                           -------   ----   -------
       Total amortization................................     (936)   (14)     (950)
                                                           -------   ----   -------
  Unrealized investment gains (losses)...................   (1,020)    (7)   (1,027)
                                                           -------   ----   -------
Balance at December 31, 2010.............................  $ 8,076   $115   $ 8,191
                                                           =======   ====   =======



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $10 million in 2011, $10 million in 2012, $10 million in 2013, $9 million in 2014 and $8 million in 2015.

     Amortization of DAC and VOBA is attributed to both investment gains and losses and to other expenses for the amount of gross margins or profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding DAC and VOBA by segment is as follows:

                                              DAC               VOBA              TOTAL
                                       ----------------   ---------------   ----------------
                                                            DECEMBER 31,
                                       -----------------------------------------------------
                                        2010      2009     2010     2009     2010      2009
                                       ------   -------   ------   ------   ------   -------
                                                           (IN MILLIONS)
Insurance Products...................  $6,143    $7,034    $ 97     $114    $6,240    $7,148
Retirement Products..................   1,866     2,126      17       20     1,883     2,146
Corporate Benefit Funding............      66        66      --       --        66        66
Corporate & Other....................       1         2       1        2         2         4
                                       -- ---    ------    ----     ----    -- ---    ------
  Total..............................  $8,076    $9,228    $115     $136    $8,191    $9,364
                                       == ===    ======    ====     ====    == ===    ======



7.  GOODWILL

     Goodwill, which is included in other assets, is the excess of cost over the estimated fair value of net assets acquired. Information regarding goodwill is as follows:

                                                                  DECEMBER 31,
                                                               ------------------
                                                               2010   2009   2008
                                                               ----   ----   ----
                                                                  (IN MILLIONS)
Balance at January 1,........................................  $111   $111   $108
Acquisitions.................................................    --     --      3
                                                               ----   ----   ----
Balance at December 31,......................................  $111   $111   $111
                                                               ====   ====   ====



     Information regarding goodwill by segment and reporting unit is as follows:

                                                                      DECEMBER
                                                                        31,
                                                                    -----------
                                                                    2010   2009
                                                                    ----   ----
                                                                        (IN
                                                                     MILLIONS)
Insurance Products:
  Group life......................................................  $  3   $  3
  Individual life.................................................    27     27
  Non-medical health..............................................    65     65
                                                                    ----   ----
     Total Insurance Products.....................................    95     95
Retirement Products...............................................    10     10
Corporate Benefit Funding.........................................     2      2
Corporate & Other.................................................     4      4
                                                                    ----   ----
       Total......................................................  $111   $111
                                                                    ====   ====



     As described in more detail in Note 1, the Company performed its annual goodwill impairment tests during the third quarter of 2010 based upon data at June 30, 2010. The tests indicated that goodwill was not impaired.

     Management continues to evaluate current market conditions that may affect the estimated fair value of the Company's reporting units to assess whether any goodwill impairment exists. Continued deteriorating or adverse market conditions for certain reporting units may have an impact on the estimated fair value of these reporting units and could result in future impairments of goodwill.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8.  INSURANCE

  INSURANCE LIABILITIES

     Insurance liabilities, including affiliated insurance liabilities on reinsurance assumed and ceded, were as follows:

                                                            POLICYHOLDER       OTHER POLICY-
                                       FUTURE POLICY          ACCOUNT             RELATED
                                         BENEFITS             BALANCES            BALANCES
                                    ------------------   -----------------   -----------------
                                                           DECEMBER 31,
                                    ----------------------------------------------------------
                                      2010       2009      2010      2009     2010       2009
                                    --------   -------   -------   -------   ------     ------
                                                           (IN MILLIONS)
Insurance Products................  $ 69,529   $68,341   $19,317   $18,947   $5,322     $5,296
Retirement Products...............     6,681     6,400    21,280    21,505       44         41
Corporate Benefit Funding.........    26,391    24,881    48,296    46,103      179        191
Corporate & Other.................       349       338        29        35      104         99
                                    --------   -------   -------   -------   ------     ------
  Total...........................  $102,950   $99,960   $88,922   $86,590   $5,649     $5,627
                                    ========   =======   =======   =======   ======     ======



     See Note 9 for discussion of affiliated reinsurance liabilities included in the table above.

  VALUE OF DISTRIBUTION AGREEMENTS AND CUSTOMER RELATIONSHIPS ACQUIRED

     Information regarding VODA and VOCRA, which are reported in other assets, was as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                            ------------------------
                                                            2010      2009      2008
                                                            ----      ----      ----
                                                                  (IN MILLIONS)
Balance at January 1,.....................................  $412      $427      $431
Acquisitions..............................................     7        --         9
Amortization..............................................   (19)      (15)      (13)
                                                            ----      ----      ----
Balance at December 31,...................................  $400      $412      $427
                                                            ====      ====      ====



     The estimated future amortization expense allocated to other expenses for the next five years for VODA and VOCRA is $22 million in 2011, $25 million in 2012, $27 million in 2013, $29 million in 2014 and $30 million in 2015. See Note 2 for a description of acquisitions and dispositions.

  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, was as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                            ------------------------
                                                            2010      2009      2008
                                                            ----      ----      ----
                                                                  (IN MILLIONS)
Balance at January 1,.....................................  $173      $144      $132
Capitalization............................................    42        51        40
Amortization..............................................   (25)      (22)      (28)
                                                            ----      ----      ----
Balance at December 31,...................................  $190      $173      $144
                                                            ====      ====      ====


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  SEPARATE ACCOUNTS

     Separate account assets and liabilities include two categories of account types: pass-through separate accounts totaling $63.8 billion and $53.0 billion at December 31, 2010 and 2009, respectively, for which the policyholder assumes all investment risk, and separate accounts for which the Company contractually guarantees either a minimum return or account value to the policyholder which totaled $34.0 billion and $27.4 billion at December 31, 2010 and 2009, respectively. The latter category consisted primarily of funding agreements and participating close-out contracts. The average interest rate credited on these contracts was 3.30% and 3.35% at December 31, 2010 and 2009, respectively.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $1.3 billion, $1.1 billion and $1.3 billion for the years ended December 31, 2010, 2009 and 2008, respectively.

     The Company's proportional interest in separate accounts was included in the consolidated balance sheets as follows:

                                                                    DECEMBER 31,
                                                                   --------------
                                                                   2010      2009
                                                                   ----      ----
                                                                    (IN MILLIONS)
Fixed maturity securities........................................  $245       $--
Equity securities................................................  $  6       $35
Cash and cash equivalents........................................  $ 72       $--


     For the years ended December 31, 2010, 2009 and 2008, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  OBLIGATIONS UNDER FUNDING AGREEMENTS

     The Company issues fixed and floating rate funding agreements, which are denominated in either U.S. dollars or foreign currencies, to certain SPEs that have issued either debt securities or commercial paper for which payment of interest and principal is secured by such funding agreements. During the years ended December 31, 2010, 2009 and 2008, the Company issued $15.0 billion, $14.1 billion and $18.0 billion, respectively, and repaid $12.3 billion, $16.8 billion and $18.7 billion, respectively, of such funding agreements. At December 31, 2010 and 2009, funding agreements outstanding, which are included in policyholder account balances, were $20.6 billion and $17.3 billion, respectively. During the years ended December 31, 2010, 2009 and 2008, interest credited on the funding agreements, which is included in interest credited to policyholder account balances, was $555 million, $536 million and $911 million, respectively.

     Metropolitan Life Insurance Company is a member of the FHLB of NY and held $890 million and $742 million of common stock of the FHLB of NY at December 31, 2010 and 2009, respectively, which is included in equity securities. MLIC has also entered into funding agreements with the FHLB of NY in exchange for cash and for which the FHLB of NY has been granted a lien on certain MLIC assets, including RMBS to collateralize MLIC's obligations under the funding agreements. MLIC maintains control over these pledged assets, and may use, commingle, encumber or dispose of any portion of the collateral as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by MLIC, the FHLB of NY's recovery on the collateral is limited to the amount of MLIC's liability to the FHLB of NY. The amount of the Company's liability for funding agreements with the FHLB of NY was $12.6 billion and $13.7 billion at December 31, 2010 and 2009, respectively, which is included in policyholder account balances. The advances on these agreements were collateralized by mortgage-backed securities with estimated fair values of $14.2 billion and $15.1 billion at December 31, 2010 and 2009, respectively. During the

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


years ended December 31, 2010, 2009 and 2008, interest credited on the funding agreements, which is included in interest credited to policyholder account balances, was $276 million, $333 million and $229 million, respectively.

     During 2010, GALIC became a member of the Federal Home Loan Bank of Des Moines ("FHLB of Des Moines") and held $10 million of common stock of the FHLB of Des Moines at December 31, 2010, which is included in equity securities. GALIC had no funding agreements with the FHLB of Des Moines at December 31, 2010.

     Metropolitan Life Insurance Company has issued funding agreements to certain SPEs that have issued debt securities for which payment of interest and principal is secured by such funding agreements, and such debt securities are also guaranteed as to payment of interest and principal by Farmer Mac, a federally chartered instrumentality of the United States. The obligations under these funding agreements are secured by a pledge of certain eligible agricultural mortgage loans and may, under certain circumstances, be secured by other qualified collateral. The amount of the Company's liability for funding agreements issued to such SPEs was $2.6 billion and $2.5 billion at December 31, 2010 and 2009, respectively, which is included in policyholder account balances. The obligations under these funding agreements are collateralized by designated agricultural mortgage loans with a carrying value of $2.9 billion at both December 31, 2010 and 2009. During the years ended December 31, 2010, 2009 and 2008, interest credited on the funding agreements, which is included in interest credited to policyholder account balances, was $133 million, $132 million and $132 million, respectively.

  LIABILITIES FOR UNPAID CLAIMS AND CLAIM EXPENSES

     Information regarding the liabilities for unpaid claims and claim expenses relating to group accident and non-medical health policies and contracts, which are reported in future policy benefits and other policy-related balances, is as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                       ---------------------------
                                                         2010      2009      2008
                                                       -------   -------   -------
                                                              (IN MILLIONS)
Balance at January 1,................................  $ 6,302   $ 5,669   $ 5,174
  Less: Reinsurance recoverables.....................      354       266       265
                                                       -------   -------   -------
Net balance at January 1,............................    5,948     5,403     4,909
                                                       -------   -------   -------
Incurred related to:
  Current year.......................................    3,733     4,480     4,063
  Prior years........................................       13       (14)      (86)
                                                       -------   -------   -------
     Total incurred..................................    3,746     4,466     3,977
                                                       -------   -------   -------
Paid related to:
  Current year.......................................   (2,244)   (2,664)   (2,481)
  Prior years........................................   (1,359)   (1,257)   (1,002)
                                                       -------   -------   -------
     Total paid......................................   (3,603)   (3,921)   (3,483)
                                                       -------   -------   -------
Net balance at December 31,..........................    6,091     5,948     5,403
  Add: Reinsurance recoverables......................      448       354       266
                                                       -------   -------   -------
Balance at December 31,..............................  $ 6,539   $ 6,302   $ 5,669
                                                       =======   =======   =======



     During 2010, as a result of changes in estimates of insured events in the respective prior year, claims and claim adjustment expenses associated with prior years increased by $13 million. During 2009 and 2008, claims and claim

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

adjustment expenses associated with prior years decreased by $14 million and $86 million, respectively, due to improved loss ratios for non-medical health claim liabilities and improved claim management.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return"). The Company also issues annuity contracts that apply a lower rate of funds deposited if the contractholder elects to surrender the contract for cash and a higher rate if the contractholder elects to annuitize ("two tier annuities"). These guarantees include benefits that are payable in the event of death or at annuitization.

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee or a guaranteed paid-up benefit.

     Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts is as follows:

                                                                    DECEMBER 31,
                                          ---------------------------------------------------------------
                                                       2010                             2009
                                          ------------------------------   ------------------------------
                                              IN THE             AT            IN THE             AT
                                          EVENT OF DEATH   ANNUITIZATION   EVENT OF DEATH   ANNUITIZATION
                                          --------------   -------------   --------------   -------------
                                                                   (IN MILLIONS)
ANNUITY CONTRACTS (1)
RETURN OF NET DEPOSITS
Separate account value..................     $   4,610       $     N/A        $   4,225       $     N/A
Net amount at risk (2)..................     $      78 (3)   $     N/A        $     218 (3)   $     N/A
Average attained age of
  contractholders.......................      61 years             N/A         60 years             N/A
ANNIVERSARY CONTRACT VALUE OR MINIMUM
  RETURN
Separate account value..................     $  40,114       $  13,797        $  34,891       $   9,739
Net amount at risk (2)..................     $   1,241 (3)   $   1,271 (4)    $   2,516 (3)   $   1,552 (4)
Average attained age of
  contractholders.......................      63 years        59 years         62 years        58 years
TWO TIER ANNUITIES
General account value...................           N/A       $     280              N/A       $     282
Net amount at risk (2)..................           N/A       $      49 (5)          N/A       $      50 (5)
Average attained age of
  contractholders.......................           N/A        62 years              N/A        61 years



                                                                  DECEMBER 31,
                                            -------------------------------------------------------
                                                       2010                          2009
                                            -------------------------     -------------------------
                                             SECONDARY       PAID-UP       SECONDARY       PAID-UP
                                            GUARANTEES     GUARANTEES     GUARANTEES     GUARANTEES
                                            ----------     ----------     ----------     ----------
                                                                 (IN MILLIONS)
UNIVERSAL AND VARIABLE LIFE CONTRACTS (1)
Account value (general and separate
  account)................................   $   6,194      $   1,250      $   5,679      $   1,297
Net amount at risk (2)....................   $  88,425 (3)  $  10,713 (3)  $  92,771 (3)  $  11,521 (3)
Average attained age of policyholders.....    50 years       57 years       48 years       56 years

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

--------

   (1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

   (2) The net amount at risk is based on the direct amount at risk (excluding ceded reinsurance).

   (3) The net amount at risk for guarantees of amounts in the event of death is defined as the current GMDB in excess of the current account balance at the balance sheet date.

   (4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

   (5) The net amount at risk for two tier annuities is based on the excess of the upper tier, adjusted for a profit margin, less the lower tier.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts is as follows:

                                                                      UNIVERSAL AND VARIABLE
                                                                          LIFE CONTRACTS
                                                                     -----------------------
                                             ANNUITY CONTRACTS
                                        --------------------------
                                        GUARANTEED     GUARANTEED
                                           DEATH     ANNUITIZATION    SECONDARY     PAID-UP
                                         BENEFITS       BENEFITS     GUARANTEES   GUARANTEES   TOTAL
                                        ----------   -------------   ----------   ----------   -----
                                                                (IN MILLIONS)
DIRECT
  Balance at January 1, 2008..........     $ 28           $ 19          $ 13          $12       $ 72
     Incurred guaranteed benefits.....       59             70            14            1        144
     Paid guaranteed benefits.........      (18)            --            --           --        (18)
                                           ----           ----          ----          ---       ----
  Balance at December 31, 2008........       69             89            27           13        198
     Incurred guaranteed benefits.....       21             --            40            8         69
     Paid guaranteed benefits.........      (33)            --            --           --        (33)
                                           ----           ----          ----          ---       ----
  Balance at December 31, 2009........       57             89            67           21        234
     Incurred guaranteed benefits.....       10             24           179           28        241
     Paid guaranteed benefits.........       (6)            --            --           --         (6)
                                           ----           ----          ----          ---       ----
  Balance at December 31, 2010........     $ 61           $113          $246          $49       $469
                                           ====           ====          ====          ===       ====
CEDED
  Balance at January 1, 2008..........     $ 20           $  4          $ --          $--       $ 24
     Incurred guaranteed benefits.....       32             22            --           --         54
     Paid guaranteed benefits.........      (12)            --            --           --        (12)
                                           ----           ----          ----          ---       ----
  Balance at December 31, 2008........       40             26            --           --         66
     Incurred guaranteed benefits.....       30              2            44            8         84
     Paid guaranteed benefits.........      (33)            --            --           --        (33)
                                           ----           ----          ----          ---       ----
  Balance at December 31, 2009........       37             28            44            8        117
     Incurred guaranteed benefits.....       13              8           165           26        212
     Paid guaranteed benefits.........       (6)            --            --           --         (6)
                                           ----           ----          ----          ---       ----
  Balance at December 31, 2010........     $ 44           $ 36          $209          $34       $323
                                           ====           ====          ====          ===       ====
NET
  Balance at January 1, 2008..........     $  8           $ 15          $ 13          $12       $ 48
     Incurred guaranteed benefits.....       27             48            14            1         90
     Paid guaranteed benefits.........       (6)            --            --           --         (6)
                                           ----           ----          ----          ---       ----
  Balance at December 31, 2008........       29             63            27           13        132
     Incurred guaranteed benefits.....       (9)            (2)           (4)          --        (15)
     Paid guaranteed benefits.........       --             --            --           --         --
                                           ----           ----          ----          ---       ----
  Balance at December 31, 2009........       20             61            23           13        117
     Incurred guaranteed benefits.....       (3)            16            14            2         29
     Paid guaranteed benefits.........       --             --            --           --         --
                                           ----           ----          ----          ---       ----
  Balance at December 31, 2010........     $ 17           $ 77          $ 37          $15       $146
                                           ====           ====          ====          ===       ====


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                                   DECEMBER 31,
                                                                -----------------
                                                                  2010      2009
                                                                -------   -------
                                                                  (IN MILLIONS)
Fund Groupings:
  Equity......................................................  $19,167   $16,701
  Balanced....................................................   11,640     8,762
  Bond........................................................    3,875     3,342
  Money Market................................................      218       369
  Specialty...................................................      886       794
                                                                -------   -------
     Total....................................................  $35,786   $29,968
                                                                =======   =======



9.  REINSURANCE

     The Company's Insurance Products segment participates in reinsurance activities in order to limit losses, minimize exposure to significant risks and provide additional capacity for future growth.

     For its individual life insurance products, the Company has historically reinsured the mortality risk primarily on an excess of retention basis or a quota share basis. The Company currently reinsures 90% of the mortality risk in excess of $1 million for most products and reinsures up to 90% of the mortality risk for certain other products. In addition to reinsuring mortality risk as described above, the Company reinsures other risks, as well as specific coverages. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specified characteristics. On a case by case basis, the Company may retain up to $20 million per life and reinsure 100% of amounts in excess of the amount the Company retains. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time.

     For other policies within the Insurance Products segment, the Company generally retains most of the risk and only cedes particular risks on certain client arrangements.

     The Company's Retirement Products segment reinsures 90% of the new production of fixed annuities from several affiliates. The Company's Retirement Products segment also reinsures 100% of the living and death benefit guarantees associated with its variable annuities issued since 2004 to an affiliated reinsurer and certain portions of the living and death benefit guarantees associated with its variable annuities issued prior to 2004 to affiliated and non-affiliated reinsurers. Under these reinsurance agreements, the Company pays a reinsurance premium generally based on fees associated with the guarantees collected from policyholders, and receives reimbursement for benefits paid or accrued in excess of account values, subject to certain limitations.

     The Company's Corporate Benefit Funding segment periodically engages in reinsurance activities, as considered appropriate. The impact of these activities on the financial results of this segment has not been significant.

     The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance agreements to provide greater diversification of risk and minimize exposure to larger risks.

     The Company reinsures its business through a diversified group of well-capitalized, highly rated reinsurers. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with its reinsurers. The Company monitors ratings and evaluates the financial strength of its reinsurers by analyzing their financial statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. The Company generally secures large reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. These reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, which at December 31, 2010 and 2009, were immaterial.

     The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $2.3 billion and $2.2 billion of unsecured unaffiliated reinsurance recoverable balances at December 31, 2010 and 2009, respectively.

     At December 31, 2010, the Company had $5.6 billion of net unaffiliated ceded reinsurance recoverables. Of this total, $4.6 billion, or 82%, were with the Company's five largest unaffiliated ceded reinsurers, including $1.6 billion of which were unsecured. At December 31, 2009, the Company had $5.5 billion of net unaffiliated ceded reinsurance recoverables. Of this total, $4.4 billion, or 80%, were with the Company's five largest unaffiliated ceded reinsurers, including $1.4 billion of which were unsecured.

     The Company has reinsured with an unaffiliated third-party reinsurer, 49.25% of the closed block through a modified coinsurance agreement. The Company accounts for this agreement under the deposit method of accounting. The Company, having the right of offset, has offset the modified coinsurance deposit with the deposit recoverable.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The amounts in the consolidated statements of operations include the impact of reinsurance. Information regarding the effect of reinsurance was as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                         ---------------------------
                                                           2010      2009      2008
                                                         -------   -------   -------
                                                                (IN MILLIONS)
PREMIUMS:
  Direct premiums......................................  $18,793   $19,285   $19,246
  Reinsurance assumed..................................    1,155     1,197     1,334
  Reinsurance ceded....................................   (1,429)   (1,853)   (2,136)
                                                         -------   -------   -------
     Net premiums......................................  $18,519   $18,629   $18,444
                                                         =======   =======   =======
UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCT POLICY FEES:
  Direct universal life and investment-type product
     policy fees.......................................  $ 2,627   $ 2,565   $ 2,741
  Reinsurance assumed..................................       13         9         7
  Reinsurance ceded....................................     (565)     (507)     (463)
                                                         -------   -------   -------
     Net universal life and investment-type product
       policy fees.....................................  $ 2,075   $ 2,067   $ 2,285
                                                         =======   =======   =======
OTHER REVENUES:
  Direct other revenues................................  $   750   $   779   $   859
  Reinsurance assumed..................................       (5)       (5)       (5)
  Reinsurance ceded....................................      980       965     1,028
                                                         -------   -------   -------
     Net other revenues................................  $ 1,725   $ 1,739   $ 1,882
                                                         =======   =======   =======
POLICYHOLDER BENEFITS AND CLAIMS:
  Direct policyholder benefits and claims..............  $21,246   $21,570   $21,863
  Reinsurance assumed..................................    1,235     1,045     1,018
  Reinsurance ceded....................................   (1,774)   (1,953)   (2,182)
                                                         -------   -------   -------
     Net policyholder benefits and claims..............  $20,707   $20,662   $20,699
                                                         =======   =======   =======
INTEREST CREDITED TO POLICYHOLDER ACCOUNT BALANCES:
  Direct interest credited to policyholder account
     balances..........................................  $ 2,581   $ 2,734   $ 3,228
  Reinsurance assumed..................................       28        13        23
  Reinsurance ceded....................................      (86)      (78)      (70)
                                                         -------   -------   -------
     Net interest credited to policyholder account
       balances........................................  $ 2,523   $ 2,669   $ 3,181
                                                         =======   =======   =======
POLICYHOLDER DIVIDENDS:
  Direct policyholder dividends........................  $ 1,475   $ 1,643   $ 1,740
  Reinsurance ceded....................................      (32)      (31)      (24)
                                                         -------   -------   -------
     Net policyholder dividends........................  $ 1,443   $ 1,612   $ 1,716
                                                         =======   =======   =======
OTHER EXPENSES:
  Direct other expenses................................  $ 5,140   $ 4,945   $ 5,681
  Reinsurance assumed..................................      462       427       182
  Reinsurance ceded....................................      657       637       715
                                                         -------   -------   -------
     Net other expenses................................  $ 6,259   $ 6,009   $ 6,578
                                                         =======   =======   =======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The amounts in the consolidated balance sheets include the impact of reinsurance. Information regarding the effect of reinsurance was as follows at:

                                                                DECEMBER 31, 2010
                                                  --------------------------------------------
                                                    TOTAL
                                                   BALANCE                       TOTAL, NET OF
                                                    SHEET    ASSUMED    CEDED     REINSURANCE
                                                  --------   -------   -------   -------------
                                                                  (IN MILLIONS)
ASSETS:
Premiums, reinsurance and other receivables.....  $ 26,802    $  476   $25,316      $  1,010
Deferred policy acquisition costs and value of
  business acquired.............................     8,191       342      (473)        8,322
                                                  --------    ------   -------      --------
  Total assets..................................  $ 34,993    $  818   $24,843      $  9,332
                                                  ========    ======   =======      ========
LIABILITIES:
Future policy benefits..........................  $102,950    $1,723   $    --      $101,227
Policyholder account balances...................    88,922       320        --        88,602
Other policy-related balances...................     5,649       279       (78)        5,448
Other liabilities...............................    35,113     7,543    20,055         7,515
                                                  --------    ------   -------      --------
  Total liabilities.............................  $232,634    $9,865   $19,977      $202,792
                                                  ========    ======   =======      ========




                                                                DECEMBER 31, 2009
                                                  --------------------------------------------
                                                    TOTAL
                                                   BALANCE                       TOTAL, NET OF
                                                    SHEET    ASSUMED    CEDED     REINSURANCE
                                                  --------   -------   -------   -------------
                                                                  (IN MILLIONS)
ASSETS:
Premiums, reinsurance and other receivables.....  $ 26,375    $  525   $24,885      $    965
Deferred policy acquisition costs and value of
  business acquired.............................     9,364       343      (575)        9,596
                                                  --------    ------   -------      --------
  Total assets..................................  $ 35,739    $  868   $24,310      $ 10,561
                                                  ========    ======   =======      ========
LIABILITIES:
Future policy benefits..........................  $ 99,960    $1,771   $    --      $ 98,189
Policyholder account balances...................    86,590       810        --        85,780
Other policy-related balances...................     5,627       270      (169)        5,526
Other liabilities...............................    33,690     6,788    19,150         7,752
                                                  --------    ------   -------      --------
  Total liabilities.............................  $225,867    $9,639   $18,981      $197,247
                                                  ========    ======   =======      ========



     Reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on ceded reinsurance were $18.2 billion and $18.3 billion at December 31, 2010 and 2009, respectively. The deposit liabilities for assumed reinsurance were $7.1 billion and $6.9 billion at December 31, 2010 and 2009, respectively.

  RELATED PARTY REINSURANCE TRANSACTIONS

     The Company has reinsurance agreements with certain of MetLife, Inc.'s subsidiaries, including Exeter, First MetLife Investors Insurance Company, MetLife Insurance Company of Connecticut, MetLife Investors USA

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Insurance Company, MetLife Investors Insurance Company, MetLife Reinsurance Company of Charleston ("MRC"), MetLife Reinsurance Company of Vermont and Metropolitan Tower Life Insurance Company, all of which are related parties.

     Information regarding the effect of affiliated reinsurance included in the consolidated statements of operations was as follows:

                                                              YEARS ENDED DECEMBER
                                                                      31,
                                                            -----------------------
                                                             2010     2009     2008
                                                            ------   ------   -----
                                                                 (IN MILLIONS)
PREMIUMS:
  Reinsurance assumed (1).................................  $   88   $   66   $  43
  Reinsurance ceded.......................................     (63)     (43)    (46)
                                                            ------   ------   -----
     Net premiums.........................................  $   25   $   23   $  (3)
                                                            ======   ======   =====
UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCT POLICY FEES:
  Reinsurance assumed.....................................  $   13   $    9   $   7
  Reinsurance ceded.......................................    (230)    (177)   (178)
                                                            ------   ------   -----
     Net universal life and investment-type product policy
       fees...............................................  $ (217)  $ (168)  $(171)
                                                            ======   ======   =====
OTHER REVENUES:
  Reinsurance assumed.....................................  $   (5)  $   (4)  $  (5)
  Reinsurance ceded (2)...................................     908      901     923
                                                            ------   ------   -----
     Net other revenues...................................  $  903   $  897   $ 918
                                                            ======   ======   =====
POLICYHOLDER BENEFITS AND CLAIMS:
  Reinsurance assumed (1).................................  $  112   $   75   $  57
  Reinsurance ceded.......................................    (129)     (91)   (133)
                                                            ------   ------   -----
     Net policyholder benefits and claims.................  $  (17)  $  (16)  $ (76)
                                                            ======   ======   =====
INTEREST CREDITED TO POLICYHOLDER ACCOUNT BALANCES:
  Reinsurance assumed.....................................  $   26   $   10   $  22
  Reinsurance ceded.......................................     (86)     (78)    (70)
                                                            ------   ------   -----
     Net interest credited to policyholder account
       balances...........................................  $  (60)  $  (68)  $ (48)
                                                            ======   ======   =====
POLICYHOLDER DIVIDENDS:
  Reinsurance assumed.....................................  $   --   $   --   $  --
  Reinsurance ceded.......................................     (16)     (18)    (20)
                                                            ------   ------   -----
     Net policyholder dividends...........................  $  (16)  $  (18)  $ (20)
                                                            ======   ======   =====
OTHER EXPENSES:
  Reinsurance assumed.....................................  $  362   $  331   $ 128
  Reinsurance ceded (1), (2)..............................     826      791     825
                                                            ------   ------   -----
     Net other expenses...................................  $1,188   $1,122   $ 953
                                                            ======   ======   =====



--------

   (1) As a result of the RGA transaction discussed in Note 2, reinsurance transactions between RGA and affiliates were no longer considered affiliated transactions. For purposes of comparison, the 2008 affiliated transactions

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

       between RGA and affiliates have been removed from the presentation in the table above. Affiliated transactions between RGA and affiliates for the year ended December 31, 2008 included assumed premiums, assumed benefits and other expenses on ceded reinsurance of ($14) million, $42 million and $6 million, respectively.

   (2) In connection with the cession of a portion of its closed block liabilities on a coinsurance with funds withheld basis to MRC, the Company recognized $908 million and $819 million of interest earned on the deposit included within premiums, reinsurance and other receivables, as well as certain administrative fees for the years ended December 31, 2010 and 2009, respectively. The Company also recognized in other expenses $898 million, $888 million and $911 million of interest expense associated with the funds withheld for the years ended December 31, 2010, 2009 and 2008, respectively.

     Information regarding the effect of affiliated reinsurance included in the consolidated balance sheets was as follows at:

                                                                DECEMBER 31,
                                                   -------------------------------------
                                                          2010                2009
                                                   -----------------   -----------------
                                                   ASSUMED    CEDED    ASSUMED    CEDED
                                                   -------   -------   -------   -------
                                                               (IN MILLIONS)
ASSETS:
Premiums, reinsurance and other receivables......   $   14   $19,423    $   14   $19,035
Deferred policy acquisition costs and value of
  business acquired..............................      310      (323)      307      (399)
                                                    ------   -------    ------   -------
  Total assets...................................   $  324   $19,100    $  321   $18,636
                                                    ======   =======    ======   =======
LIABILITIES:
Future policy benefits...........................   $  401   $    --    $  400   $    --
Policyholder account balances....................      281        --       721        --
Other policy-related balances....................       49       (78)       30      (169)
Other liabilities................................    7,059    17,844     6,440    17,034
                                                    ------   -------    ------   -------
  Total liabilities..............................   $7,790   $17,766    $7,591   $16,865
                                                    ======   =======    ======   =======



     MLIC cedes two blocks of business to an affiliate on a 75% coinsurance with funds withheld basis. Certain contractual features of this agreement qualify as an embedded derivative, which was separately accounted for at estimated fair value on the Company's consolidated balance sheet. The embedded derivative related to the funds withheld associated with this reinsurance agreement was included within other liabilities and decreased the funds withheld balance by $9 million at December 31, 2010. The change in fair value of the embedded derivative included in net derivative gains (losses), was $9 million for the year ended December 31, 2010. The reinsurance agreement also includes an experience refund provision, whereby some or all of the profits on the underlying reinsurance agreement are returned to MLIC from the affiliated reinsurer during the first several years of the reinsurance agreement. The experience refund reduced the funds withheld by MLIC from the affiliated reinsurer by $27 million at December 31, 2010, and was considered unearned revenue, amortized over the life of the contract using the same assumptions as used for the DAC associated with the underlying policies. Amortization and interest of the unearned revenue associated with the experience refund was $5 million for the year ended December 31, 2010, respectively, and is included in universal life and investment-type product policy fees in the consolidated statement of operations. At December 31, 2010, unearned revenue related to the experience refund was $22 million, and is included in other policy-related balances in the consolidated balance sheets.

     The Company cedes risks to an affiliate related to guaranteed minimum benefit guarantees written by the Company. These ceded reinsurance agreements contain embedded derivatives and changes in their fair value were included within net derivative gains (losses). The embedded derivatives associated with the cessions were included within premiums, reinsurance and other receivables and were assets of $295 million and $263 million at

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


December 31, 2010 and 2009, respectively. For the years ended December 31, 2010, 2009 and 2008, net derivative gains (losses) included ($66) million, ($596) million and $729 million, respectively, in changes in fair value of such embedded derivatives.

     Certain contractual features of the closed block agreement with MRC create an embedded derivative, which was separately accounted for at estimated fair value on the Company's consolidated balance sheet. The embedded derivative related to the funds withheld associated with this reinsurance agreement was included within other liabilities and increased the funds withheld balance by $697 million and $101 million at December 31, 2010 and 2009, respectively. The change in estimated fair value of the embedded derivative, included in net derivative gains (losses), was ($596) million, ($1,304) million and $1,203 million, for the years ended December 31, 2010, 2009 and 2008, respectively.

     The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $1.4 billion and $1.3 billion of unsecured affiliated reinsurance recoverable balances at December 31, 2010 and 2009, respectively.

     Affiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on ceded affiliated reinsurance were $15.8 billion and $15.9 billion at December 31, 2010 and 2009, respectively. The deposit liabilities for assumed affiliated reinsurance were $7.0 billion and $6.8 billion at December 31, 2010 and 2009, respectively.

10.  CLOSED BLOCK

     On April 7, 2000 (the "Demutualization Date"), Metropolitan Life Insurance Company converted from a mutual life insurance company to a stock life insurance company and became a wholly-owned subsidiary of MetLife, Inc. The conversion was pursuant to an order by the New York Superintendent of Insurance (the "Superintendent") approving Metropolitan Life Insurance Company's plan of reorganization, as amended (the "Plan"). On the Demutualization Date, Metropolitan Life Insurance Company established a closed block for the benefit of holders of certain individual life insurance policies of Metropolitan Life Insurance Company. Assets have been allocated to the closed block in an amount that has been determined to produce cash flows which, together with anticipated revenues from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies, including, but not limited to, provisions for the payment of claims and certain expenses and taxes, and to provide for the continuation of policyholder dividend scales in effect for 1999, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if the experience changes. At least annually, the Company compares actual and projected experience against the experience assumed in the then-current dividend scales. Dividend scales are adjusted periodically to give effect to changes in experience.

     The closed block assets, the cash flows generated by the closed block assets and the anticipated revenues from the policies in the closed block will benefit only the holders of the policies in the closed block. To the extent that, over time, cash flows from the assets allocated to the closed block and claims and other experience related to the closed block are, in the aggregate, more or less favorable than what was assumed when the closed block was established, total dividends paid to closed block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect for 1999 had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to closed block policyholders and will not be available to stockholders. If the closed block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside of the closed block. The closed block will continue in effect as long as any policy in the closed block remains in-force. The expected life of the closed block is over 100 years.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company uses the same accounting principles to account for the participating policies included in the closed block as it used prior to the Demutualization Date. However, the Company establishes a policyholder dividend obligation for earnings that will be paid to policyholders as additional dividends as described below. The excess of closed block liabilities over closed block assets at the Demutualization Date (adjusted to eliminate the impact of related amounts in accumulated other comprehensive income) represents the estimated maximum future earnings from the closed block expected to result from operations attributed to the closed block after income taxes. Earnings of the closed block are recognized in income over the period the policies and contracts in the closed block remain in-force. Management believes that over time the actual cumulative earnings of the closed block will approximately equal the expected cumulative earnings due to the effect of dividend changes. If, over the period the closed block remains in existence, the actual cumulative earnings of the closed block are greater than the expected cumulative earnings of the closed block, the Company will pay the excess of the actual cumulative earnings of the closed block over the expected cumulative earnings to closed block policyholders as additional policyholder dividends unless offset by future unfavorable experience of the closed block and, accordingly, will recognize only the expected cumulative earnings in income with the excess recorded as a policyholder dividend obligation. If over such period, the actual cumulative earnings of the closed block are less than the expected cumulative earnings of the closed block, the Company will recognize only the actual earnings in income. However, the Company may change policyholder dividend scales in the future, which would be intended to increase future actual earnings until the actual cumulative earnings equal the expected cumulative earnings.

     Experience within the closed block, in particular mortality and investment yields, as well as realized and unrealized gains and losses, directly impact the policyholder dividend obligation. The policyholder dividend obligation increased to $876 million at December 31, 2010, from zero at December 31, 2009, as a result of recent unrealized gains in the closed block. Amortization of the closed block DAC, which resides outside of the closed block, is based upon cumulative actual and expected earnings within the closed block. Accordingly, the Company's net income continues to be sensitive to the actual performance of the closed block.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the closed block liabilities and assets designated to the closed block was as follows:

                                                                   DECEMBER 31,
                                                                -----------------
                                                                  2010      2009
                                                                -------   -------
                                                                  (IN MILLIONS)
CLOSED BLOCK LIABILITIES
Future policy benefits........................................  $43,456   $43,576
Other policy-related balances.................................      316       307
Policyholder dividends payable................................      579       615
Policyholder dividend obligation..............................      876        --
Current income tax payable....................................      178        --
Other liabilities.............................................      627       576
                                                                -------   -------
  Total closed block liabilities..............................   46,032    45,074
                                                                -------   -------
ASSETS DESIGNATED TO THE CLOSED BLOCK
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $27,067 and $27,129,
     respectively)............................................   28,768    27,375
  Equity securities available-for-sale, at estimated fair
     value (cost: $110 and $204, respectively)................      102       218
  Mortgage loans..............................................    6,253     6,200
  Policy loans................................................    4,629     4,538
  Real estate and real estate joint ventures held-for-
     investment...............................................      328       321
  Short-term investments......................................        1         1
  Other invested assets.......................................      729       463
                                                                -------   -------
     Total investments........................................   40,810    39,116
Cash and cash equivalents.....................................      236       241
Accrued investment income.....................................      518       489
Premiums, reinsurance and other receivables...................       95        78
Current income tax recoverable................................       --       112
Deferred income tax assets....................................      474       612
                                                                -------   -------
  Total assets designated to the closed block.................   42,133    40,648
                                                                -------   -------
Excess of closed block liabilities over assets designated to
  the closed block............................................    3,899     4,426
                                                                -------   -------
Amounts included in accumulated other comprehensive income
  (loss):
  Unrealized investment gains (losses), net of income tax of
     $594 and $89, respectively...............................    1,101       166
  Unrealized gains (losses) on derivative instruments, net of
     income tax of $5 and ($3), respectively..................       10        (5)
  Allocated to policyholder dividend obligation, net of income
     tax of ($307) and $0, respectively.......................     (569)       --
                                                                -------   -------
     Total amounts included in accumulated other comprehensive
       income (loss)..........................................      542       161
                                                                -------   -------
Maximum future earnings to be recognized from closed block
  assets and liabilities......................................  $ 4,441   $ 4,587
                                                                =======   =======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the closed block policyholder dividend obligation was as follows:

                                                                   YEARS ENDED
                                                                   DECEMBER 31,
                                                               -------------------
                                                               2010   2009    2008
                                                               ----   ----   -----
                                                                  (IN MILLIONS)
Balance at January 1,........................................  $ --    $--   $ 789
Change in unrealized investment and derivative gains
  (losses)...................................................   876     --    (789)
                                                               ----    ---   -----
Balance at December 31,......................................  $876    $--   $  --
                                                               ====    ===   =====



     Information regarding the closed block revenues and expenses was as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                           ------------------------
                                                            2010     2009     2008
                                                           ------   ------   ------
                                                                 (IN MILLIONS)
REVENUES
Premiums.................................................  $2,461   $2,708   $2,787
Net investment income....................................   2,294    2,197    2,248
Net investment gains (losses):
  Other-than-temporary impairments on fixed maturity
     securities..........................................     (32)    (107)     (94)
  Other-than-temporary impairments on fixed maturity
     securities transferred to other comprehensive income
     (loss)..............................................      --       40       --
  Other net investment gains (losses)....................      71      327      (19)
                                                           ------   ------   ------
     Total net investment gains (losses).................      39      260     (113)
  Net derivative gains (losses)..........................     (27)    (128)      29
                                                           ------   ------   ------
     Total revenues......................................   4,767    5,037    4,951
                                                           ------   ------   ------
EXPENSES
Policyholder benefits and claims.........................   3,115    3,329    3,393
Policyholder dividends...................................   1,235    1,394    1,498
Other expenses...........................................     199      203      217
                                                           ------   ------   ------
     Total expenses......................................   4,549    4,926    5,108
                                                           ------   ------   ------
Revenues, net of expenses before provision for income tax
  expense (benefit)......................................     218      111     (157)
Provision for income tax expense (benefit)...............      72       36      (68)
                                                           ------   ------   ------
Revenues, net of expenses and provision for income tax
  expense (benefit)......................................  $  146   $   75   $  (89)
                                                           ======   ======   ======



     The change in the maximum future earnings of the closed block was as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                           ------------------------
                                                            2010     2009     2008
                                                           ------   ------   ------
                                                                 (IN MILLIONS)
Balance at December 31,..................................  $4,441   $4,587   $4,518
Less:
  Closed block adjustment (1)............................      --      144       --
Balance at January 1,....................................   4,587    4,518    4,429
                                                           ------   ------   ------
Change during year.......................................  $ (146)  $  (75)  $   89
                                                           ======   ======   ======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

--------

   (1) The closed block adjustment represents an intra-company reallocation of assets which affected the closed block. The adjustment had no impact on the Company's consolidated financial statements.

     Metropolitan Life Insurance Company charges the closed block with federal income taxes, state and local premium taxes and other additive state or local taxes, as well as investment management expenses relating to the closed block as provided in the Plan. Metropolitan Life Insurance Company also charges the closed block for expenses of maintaining the policies included in the closed block.

11.  LONG-TERM AND SHORT-TERM DEBT

     Long-term and short-term debt outstanding is as follows:

                                            INTEREST RATES
                                       ------------------------                 DECEMBER 31,
                                                       WEIGHTED               ---------------
                                          RANGE         AVERAGE    MATURITY    2010     2009
                                       -----------     --------   ---------   ------   ------
                                                                               (IN MILLIONS)
Surplus notes -- affiliated..........  2.23%-7.38%       4.61%    2011-2037   $1,874   $1,986
Surplus notes........................  7.63%-7.88%       7.85%    2015-2025      699      698
Capital notes -- affiliated..........     7.13%          7.13%    2032-2033      500      500
Mortgage loans -- affiliated.........  7.01%-7.26%       7.18%       2020        199      200
Other notes with varying interest
  rates..............................  3.76%-8.56%       8.45%    2011-2017      102       65
Secured demand note -- affiliated....     0.50%          0.50%       2011         25       25
Capital lease obligations............                                             27       28
                                                                              ------   ------
Total long-term debt (1).............                                          3,426    3,502
Total short-term debt................                                            102      319
                                                                              ------   ------
  Total..............................                                         $3,528   $3,821
                                                                              ======   ======



--------

   (1) Excludes $184 million at December 31, 2010 of long-term debt relating to CSEs. See Note 3.

     The aggregate maturities of long-term debt at December 31, 2010 for the next five years and thereafter are $853 million in 2011, less than $1 million in 2012, less than $1 million in 2013, $217 million in 2014, $388 million in 2015 and $1,968 million thereafter.

     Capital lease obligations, mortgage loans and the secured demand note are collateralized and rank highest in priority, followed by unsecured senior debt which consists of other notes with varying interest rates. Payments of interest and principal on the Company's surplus notes and capital notes are subordinate to all other obligations. Payments of interest and principal on surplus notes may be made only with the prior approval of the insurance department of the state of domicile, whereas such payments on capital notes may or may not require this prior approval.

     Certain of the Company's debt instruments, credit facilities and committed facilities contain various administrative, reporting, legal and financial covenants. The Company believes it was in compliance with all covenants at both December 31, 2010 and 2009.

  SURPLUS NOTES -- AFFILIATED

     On December 29, 2010, Metropolitan Life Insurance Company repaid a $300 million surplus note to MetLife, Inc. in cash. The note was issued in December 2009, with an original maturity of 2011 and an interest rate of 6-month LIBOR plus 1.80%. The issuance was settled by the transfer of securities from MetLife, Inc. to the Company.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     On November 8, 2010, Metropolitan Life Insurance Company issued a $188 million surplus note to MetLife Mexico, S.A. ("MetLife Mexico"), an affiliate, maturing in 2015 with an interest rate of 3.0%.

     In December 2009, Metropolitan Life Insurance Company's $700 million surplus note issued to MetLife, Inc. was renewed and increased to $775 million, extending the maturity to 2011 with an interest rate of 6-month LIBOR plus 1.80%.

     In September 2009, Metropolitan Life Insurance Company issued a $217 million surplus note to MetLife Mexico, maturing in 2014 with an interest rate of 6.46%.

  MORTGAGE LOANS -- AFFILIATED

     In December 2009, two wholly-owned real estate subsidiaries of the Company issued notes aggregating $200 million to MetLife Insurance Company of Connecticut and its wholly-owned subsidiary, MetLife Investors USA Insurance Company, both affiliates of the Company. These affiliated mortgage loans are secured by real estate held by the Company for investment. Of these loans, $60 million bears interest at a rate of 7.01% payable in quarterly interest payments through maturity in 2020, and $140 million bears interest at a rate of 7.26% and is payable in quarterly principal and interest payments through maturity in 2020.

  SECURED DEMAND NOTE -- AFFILIATED

     Effective September 2008, the Company entered into a secured demand note collateral agreement with an affiliate pursuant to which the affiliate pledged securities to the Company to collateralize its obligation to lend $25 million to the Company. The Company has not exercised its right to sell or repledge the collateral.

  SHORT-TERM DEBT

     Short-term debt with maturities of one year or less was $102 million and $319 million at December 31, 2010 and 2009, respectively, which consisted entirely of commercial paper. During the years ended December 31, 2010, 2009 and 2008, the weighted average interest rate on short-term debt was 0.21%, 0.35% and 2.40%, respectively. During the years ended December 31, 2010, 2009 and 2008, the average daily balance of short-term debt was $311 million, $365 million and $421 million, respectively, and was outstanding for an average of 29 days, 23 days and 25 days, respectively.

  INTEREST EXPENSE

     Interest expense related to the Company's indebtedness included in other expenses was $202 million, $166 million and $192 million for the years ended December 31, 2010, 2009 and 2008, respectively. These amounts include $143 million, $105 million and $120 million of interest expense related to affiliated debt for the years ended December 31, 2010, 2009 and 2008, respectively.

  CREDIT AND COMMITTED FACILITIES

     The Company maintains unsecured credit facilities and a committed facility, which aggregated $4.0 billion and $500 million, respectively, at December 31, 2010. When drawn upon, these facilities bear interest at varying rates in accordance with the respective agreements.

     Credit Facilities. The unsecured credit facilities are used for general corporate purposes, to support the borrowers' commercial paper program and for the issuance of letters of credit. Total fees expensed by the Company

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


associated with these credit facilities were $8 million, $6 million and $4 million for the years ended December 31, 2010, 2009 and 2008, respectively. Information on these credit facilities at December 31, 2010 is as follows:

                                                               LETTER OF
                                                                 CREDIT                   UNUSED
BORROWER(S)                           EXPIRATION    CAPACITY   ISSUANCES   DRAWDOWNS   COMMITMENTS
-----------------------------------  ------------   --------   ---------   ---------   -----------
                                                             (IN MILLIONS)
MetLife, Inc. and MetLife Funding,
  Inc. ............................  October 2011    $1,000      $   --       $--         $1,000
MetLife, Inc. and MetLife Funding,
  Inc. ............................  October 2013 (1) 3,000       1,507        --          1,493
                                                     ------      ------       ---         ------
  Total............................                  $4,000      $1,507       $--         $2,493
                                                     ======      ======       ===         ======



--------

   (1) All borrowings under the credit agreement must be repaid by October 2013, except that letters of credit outstanding upon termination may remain outstanding until October 2014.

     Committed Facilities. The committed facility is used for collateral for certain of the Company's affiliated reinsurance liabilities. Total fees expensed by the Company associated with this committed facility were $4 million, $3 million and $4 million for the years ended December 31, 2010, 2009 and 2008, respectively. Information on the committed facility at December 31, 2010 is as follows:

                                                         LETTER OF
                                                           CREDIT                   UNUSED     MATURITY
ACCOUNT PARTY/BORROWER(S)        EXPIRATION   CAPACITY   ISSUANCES   DRAWDOWNS   COMMITMENTS    (YEARS)
-------------------------------  ----------   --------   ---------   ---------   -----------   --------
                                                              (IN MILLIONS)
Exeter Reassurance Company
  Ltd., MetLife, Inc. &
  Missouri Reinsurance
  (Barbados), Inc. ............   June 2016     $500        $490        $--          $10           5


12.  INCOME TAX

     The provision for income tax from continuing operations was as follows:

                                                              YEARS ENDED DECEMBER
                                                                      31,
                                                            -----------------------
                                                            2010     2009     2008
                                                            ----   -------   ------
                                                                 (IN MILLIONS)
Current:
  Federal.................................................  $309   $   212   $ (295)
  State and local.........................................     4         3        2
  Foreign.................................................    46       174      253
                                                            ----   -------   ------
     Subtotal.............................................   359       389      (40)
                                                            ----   -------   ------
Deferred:
  Federal.................................................   354    (2,226)   1,668
  Foreign.................................................    69       (53)      22
                                                            ----   -------   ------
     Subtotal.............................................   423    (2,279)   1,690
                                                            ----   -------   ------
       Provision for income tax expense (benefit).........  $782   $(1,890)  $1,650
                                                            ====   =======   ======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations was as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                           ------------------------
                                                            2010     2009     2008
                                                           -----   -------   ------
                                                                 (IN MILLIONS)
Tax provision at U.S. statutory rate.....................  $ 895   $(1,548)  $1,758
Tax effect of:
  Tax-exempt investment income...........................   (100)     (149)    (116)
  State and local income tax.............................      1        --        1
  Prior year tax.........................................     48       (11)      52
  Tax credits............................................    (72)      (85)     (56)
  Foreign tax rate differential and change in valuation
     allowance...........................................      5       (77)     (14)
  Other, net.............................................      5       (20)      25
                                                           -----   -------   ------
     Provision for income tax expense (benefit)..........  $ 782   $(1,890)  $1,650
                                                           =====   =======   ======



     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                                    DECEMBER 31,
                                                                  ---------------
                                                                   2010     2009
                                                                  ------   ------
                                                                   (IN MILLIONS)
Deferred income tax assets:
  Policyholder liabilities and receivables......................  $2,787   $3,245
  Net operating loss carryforwards..............................      24       49
  Employee benefits.............................................     632      751
  Capital loss carryforwards....................................      12        5
  Tax credit carryforwards......................................     287      296
  Net unrealized investment losses..............................      --      326
  Litigation-related and government mandated....................     220      239
  Other.........................................................      17       24
                                                                  ------   ------
                                                                   3,979    4,935
  Less: Valuation allowance.....................................      38       26
                                                                  ------   ------
                                                                   3,941    4,909
                                                                  ------   ------
Deferred income tax liabilities:
  Investments, including derivatives............................   1,219    1,338
  DAC...........................................................   2,235    2,283
  Net unrealized investment gains...............................   1,239       --
  Intangibles...................................................     189      184
  Other.........................................................       9       10
                                                                  ------   ------
                                                                   4,891    3,815
                                                                  ------   ------
  Net deferred income tax asset (liability).....................  $ (950)  $1,094
                                                                  ======   ======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Domestic net operating loss carryforwards of $29 million at December 31, 2010 will expire beginning in 2020. State net operating loss carryforwards of $26 million at December 31, 2010 will expire beginning in 2011. Foreign net operating loss carryforwards of $38 million at December 31, 2010 were generated in various foreign countries with expiration periods of five years to indefinite expiration. Foreign capital loss carryforwards of $35 million at December 31, 2010 will expire beginning in 2014. Tax credit carryforwards were $287 million at December 31, 2010.

     The Company has recorded a valuation allowance related to tax benefits of certain state and foreign net operating and capital loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating and capital loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable. In 2010, the Company recorded an overall increase to the deferred tax valuation allowance of $12 million, comprised of an increase of $4 million related to certain state and foreign net operating loss carryforwards and an increase of $8 million related to certain foreign capital loss carryforwards.

     The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as foreign jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. With a few exceptions, the Company is no longer subject to U.S. federal, state and local, or foreign income tax examinations by tax authorities for years prior to 2000. In early 2009, the Company and the IRS completed and substantially settled the audit years of 2000 to 2002. A few issues not settled have been escalated to the next level, IRS Appeals. In April 2010, the IRS exam of the current audit cycle, years 2003 to 2006, began.

     The Company's liability for unrecognized tax benefits may decrease in the next 12 months pending the outcome of remaining issues, tax-exempt income and tax credits, associated with the 2000 to 2002 IRS audit. A reasonable estimate of the decrease cannot be made at this time. However, the Company continues to believe that the ultimate resolution of the issues will not result in a material change to its consolidated financial statements, although the resolution of income tax matters could impact the Company's effective tax rate for a particular future period.

     The Company classifies interest accrued related to unrecognized tax benefits in interest expense, included within other expenses, while penalties are included in income tax expense.

     At December 31, 2010, the Company's total amount of unrecognized tax benefits was $499 million and the total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, was $432 million. The total amount of unrecognized tax benefits decreased by $93 million from December 31, 2009 primarily due to decreases for tax positions of prior years and settlements reached with the IRS. Settlements with tax authorities amounted to $31 million, all of which was reclassified to current and deferred income tax payable, as applicable, with $1 million paid in 2010.

     At December 31, 2009, the Company's total amount of unrecognized tax benefits was $592 million and the total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, was $490 million. The total amount of unrecognized tax benefits decreased by $1 million from December 31, 2008 primarily due to additions for tax positions of the current and prior years offset by settlements reached with the IRS. Settlements with tax authorities amounted to $45 million, of which $43 million was reclassified to current income tax payable and paid in 2009 and $2 million reduced current income tax expense.

     At December 31, 2008, the Company's total amount of unrecognized tax benefits was $593 million and the total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, was $485 million. The total amount of unrecognized tax benefits decreased by $62 million from December 31, 2007 primarily due to

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


settlements reached with the IRS with respect to certain significant issues involving demutualization, leasing and tax credits offset by additions for tax positions of the current year. As a result of the settlements, items within the liability for unrecognized tax benefits, in the amount of $135 million, were reclassified to current and deferred income tax payable, as applicable, of which $2 million was paid in 2008 and $133 million was paid in 2009.

     A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

                                                                  YEARS ENDED
                                                                  DECEMBER 31,
                                                              -------------------
                                                              2010   2009    2008
                                                              ----   ----   -----
                                                                 (IN MILLIONS)
Balance at January 1,.......................................  $592   $593   $ 655
Additions for tax positions of prior years..................     2     42       4
Reductions for tax positions of prior years.................   (54)   (30)    (33)
Additions for tax positions of current year.................     2     34     120
Reductions for tax positions of current year................    (1)    (2)    (12)
Settlements with tax authorities............................   (31)   (45)   (135)
Lapses of statutes of limitations...........................   (11)    --      (6)
                                                              ----   ----   -----
Balance at December 31,.....................................  $499   $592   $ 593
                                                              ====   ====   =====



     During the year ended December 31, 2010, the Company recognized $27 million in interest expense associated with the liability for unrecognized tax benefits. At December 31, 2010, the Company had $176 million of accrued interest associated with the liability for unrecognized tax benefits. The $4 million increase from December 31, 2009 in accrued interest associated with the liability for unrecognized tax benefits resulted from an increase of $27 million of interest expense and a $23 million decrease primarily resulting from the aforementioned IRS settlements. Of the $23 million decrease, $9 million has been reclassified to current income tax payable of which $2 million was paid in 2010. The remaining $14 million reduced interest expense.

     During the year ended December 31, 2009, the Company recognized $38 million in interest expense associated with the liability for unrecognized tax benefits. At December 31, 2009, the Company had $172 million of accrued interest associated with the liability for unrecognized tax benefits. The $16 million increase from December 31, 2008 in accrued interest associated with the liability for unrecognized tax benefits resulted from an increase of $38 million of interest expense and a $22 million decrease primarily resulting from the aforementioned IRS settlements. Of the $22 million decrease, $20 million was reclassified to current income tax payable and was paid in 2009. The remaining $2 million reduced interest expense.

     During the year ended December 31, 2008, the Company recognized $33 million in interest expense associated with the liability for unrecognized tax benefits. At December 31, 2008, the Company had $156 million of accrued interest associated with the liability for unrecognized tax benefits. The $41 million decrease from December 31, 2007 in accrued interest associated with the liability for unrecognized tax benefits resulted from an increase of $33 million of interest expense and a $74 million decrease primarily resulting from the aforementioned IRS settlements. Of the $74 million decrease, $73 million was reclassified to current income tax payable in 2008, with $4 million and $69 million paid in 2008 and 2009, respectively. The remaining $1 million reduced interest expense.

     The U.S. Treasury Department and the IRS have indicated that they intend to address through regulations the methodology to be followed in determining the dividends received deduction ("DRD"), related to variable life insurance and annuity contracts. The DRD reduces the amount of dividend income subject to tax and is a significant component of the difference between the actual tax expense and expected amount determined using the federal statutory tax rate of 35%. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2010 and 2009, the Company recognized an income tax benefit of $38 million and $101 million, respectively, related to the separate account DRD. The 2010 benefit included an expense of $23 million related to a true-up of the 2009 tax return. The 2009 benefit included a benefit of $10 million related to a true-up of the 2008 tax return.

13.  CONTINGENCIES, COMMITMENTS AND GUARANTEES

CONTINGENCIES

  LITIGATION

     The Company is a defendant in a large number of litigation matters. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

     Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

     On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and contingencies to be reflected in the Company's consolidated financial statements. The review includes senior legal and financial personnel. Estimates of possible losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities have been established for a number of the matters noted below. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated at December 31, 2010.

  Asbestos-Related Claims

     Metropolitan Life Insurance Company is and has been a defendant in a large number of asbestos-related suits filed primarily in state courts. These suits principally allege that the plaintiff or plaintiffs suffered personal injury resulting from exposure to asbestos and seek both actual and punitive damages. Metropolitan Life Insurance Company has never engaged in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products nor has Metropolitan Life Insurance Company issued liability or workers' compensation insurance to companies in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products. The lawsuits principally have focused on allegations with respect to certain research, publication and other activities of one or more of Metropolitan Life Insurance Company's employees during the period from the 1920's through approximately the 1950's and allege that Metropolitan Life Insurance Company learned or should have learned of certain health risks posed by asbestos and, among other

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


things, improperly publicized or failed to disclose those health risks. Metropolitan Life Insurance Company believes that it should not have legal liability in these cases. The outcome of most asbestos litigation matters, however, is uncertain and can be impacted by numerous variables, including differences in legal rulings in various jurisdictions, the nature of the alleged injury, and factors unrelated to the ultimate legal merit of the claims asserted against Metropolitan Life Insurance Company. Metropolitan Life Insurance Company employs a number of resolution strategies to manage its asbestos loss exposure, including seeking resolution of pending litigation by judicial rulings and settling individual or groups of claims or lawsuits under appropriate circumstances.

     Claims asserted against Metropolitan Life Insurance Company have included negligence, intentional tort and conspiracy concerning the health risks associated with asbestos. Metropolitan Life Insurance Company's defenses (beyond denial of certain factual allegations) include that: (i) Metropolitan Life Insurance Company owed no duty to the plaintiffs-- it had no special relationship with the plaintiffs and did not manufacture, produce, distribute or sell the asbestos products that allegedly injured plaintiffs; (ii) plaintiffs did not rely on any actions of Metropolitan Life Insurance Company; (iii) Metropolitan Life Insurance Company's conduct was not the cause of the plaintiffs' injuries; (iv) plaintiffs' exposure occurred after the dangers of asbestos were known; and (v) the applicable time with respect to filing suit has expired. During the course of the litigation, certain trial courts have granted motions dismissing claims against Metropolitan Life Insurance Company, while other trial courts have denied Metropolitan Life Insurance Company's motions to dismiss. There can be no assurance that Metropolitan Life Insurance Company will receive favorable decisions on motions in the future. While most cases brought to date have settled, Metropolitan Life Insurance Company intends to continue to defend aggressively against claims based on asbestos exposure, including defending claims at trials.

     The approximate total number of asbestos personal injury claims pending against Metropolitan Life Insurance Company as of the dates indicated, the approximate number of new claims during the years ended on those dates and the approximate total settlement payments made to resolve asbestos personal injury claims at or during those years are set forth in the following table:

                                                                 DECEMBER 31,
                                                         ---------------------------
                                                           2010      2009      2008
                                                         -------   -------   -------
                                                         (IN MILLIONS, EXCEPT NUMBER
                                                                  OF CLAIMS)
Asbestos personal injury claims at year end............   68,513    68,804    74,027
Number of new claims during the year...................    5,670     3,910     5,063
Settlement payments during the year (1)................  $  34.9   $  37.6   $  99.0


--------

   (1) Settlement payments represent payments made by Metropolitan Life Insurance Company during the year in connection with settlements made in that year and in prior years. Amounts do not include Metropolitan Life Insurance Company's attorneys' fees and expenses and do not reflect amounts received from insurance carriers.

     In 2007, Metropolitan Life Insurance Company received approximately 7,161 new claims, ending the year with a total of approximately 79,717 claims, and paid approximately $28.2 million for settlements reached in 2007 and prior years. In 2006, Metropolitan Life Insurance Company received approximately 7,870 new claims, ending the year with a total of approximately 87,070 claims, and paid approximately $35.5 million for settlements reached in 2006 and prior years. In 2005, Metropolitan Life Insurance Company received approximately 18,500 new claims, ending the year with a total of approximately 100,250 claims, and paid approximately $74.3 million for settlements reached in 2005 and prior years. In 2004, Metropolitan Life Insurance Company received approximately 23,900 new claims, ending the year with a total of approximately 108,000 claims, and paid approximately $85.5 million for settlements reached in 2004 and prior years. In 2003, Metropolitan Life Insurance Company received approximately 58,750 new claims, ending the year with a total of approximately 111,700 claims, and paid approximately $84.2 million for settlements reached in 2003 and prior years. The number of asbestos cases that

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


may be brought, the aggregate amount of any liability that Metropolitan Life Insurance Company may incur, and the total amount paid in settlements in any given year are uncertain and may vary significantly from year to year.

     The ability of Metropolitan Life Insurance Company to estimate its ultimate asbestos exposure is subject to considerable uncertainty, and the conditions impacting its liability can be dynamic and subject to change. The availability of reliable data is limited and it is difficult to predict with any certainty the numerous variables that can affect liability estimates, including the number of future claims, the cost to resolve claims, the disease mix and severity of disease in pending and future claims, the impact of the number of new claims filed in a particular jurisdiction and variations in the law in the jurisdictions in which claims are filed, the possible impact of tort reform efforts, the willingness of courts to allow plaintiffs to pursue claims against Metropolitan Life Insurance Company when exposure to asbestos took place after the dangers of asbestos exposure were well known, and the impact of any possible future adverse verdicts and their amounts.

     The ability to make estimates regarding ultimate asbestos exposure declines significantly as the estimates relate to years further in the future. In the Company's judgment, there is a future point after which losses cease to be probable and reasonably estimable. It is reasonably possible that the Company's total exposure to asbestos claims may be materially greater than the asbestos liability currently accrued and that future charges to income may be necessary. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on the Company's financial position.

     During 1998, Metropolitan Life Insurance Company paid $878 million in premiums for excess insurance policies for asbestos-related claims. The excess insurance policies for asbestos-related claims provided for recovery of losses up to $1.5 billion in excess of a $400 million self-insured retention. The Company's initial option to commute the excess insurance policies for asbestos-related claims would have arisen at the end of 2008. On September 29, 2008, Metropolitan Life Insurance Company entered into agreements commuting the excess insurance policies at September 30, 2008. As a result of the commutation of the policies, Metropolitan Life Insurance Company received cash and securities totaling $632 million. Of this total, Metropolitan Life Insurance Company received $115 million in fixed maturity securities on September 26, 2008, $200 million in cash on October 29, 2008, and $317 million in cash on January 29, 2009. Metropolitan Life Insurance Company recognized a loss on commutation of the policies in the amount of $35.3 million during 2008.

     In the years prior to commutation, the excess insurance policies for asbestos-related claims were subject to annual and per claim sublimits. Amounts exceeding the sublimits during 2007, 2006 and 2005 were approximately $16 million, $8 million and $0, respectively. Amounts were recoverable under the policies annually with respect to claims paid during the prior calendar year. Each asbestos-related policy contained an experience fund and a reference fund that provided for payments to Metropolitan Life Insurance Company at the commutation date if the reference fund was greater than zero at commutation or pro rata reductions from time to time in the loss reimbursements to Metropolitan Life Insurance Company if the cumulative return on the reference fund was less than the return specified in the experience fund. The return in the reference fund was tied to performance of the S&P 500 Index and the Lehman Brothers Aggregate Bond Index. A claim with respect to the prior year was made under the excess insurance policies in each year from 2003 through 2008 for the amounts paid with respect to asbestos litigation in excess of the retention. The foregone loss reimbursements were approximately $62.2 million with respect to claims for the period of 2002 through 2007. Because the policies were commuted at September 30, 2008, there will be no claims under the policies or forgone loss reimbursements with respect to payments made in 2008 and thereafter.

     The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for asbestos-related claims. Metropolitan Life Insurance Company's recorded asbestos liability is based on its estimation of the following elements, as informed by the facts presently known to it, its understanding of current law and its past experiences: (i) the probable and reasonably estimable

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


liability for asbestos claims already asserted against Metropolitan Life Insurance Company, including claims settled but not yet paid; (ii) the probable and reasonably estimable liability for asbestos claims not yet asserted against Metropolitan Life Insurance Company, but which Metropolitan Life Insurance Company believes are reasonably probable of assertion; and (iii) the legal defense costs associated with the foregoing claims. Significant assumptions underlying Metropolitan Life Insurance Company's analysis of the adequacy of its recorded liability with respect to asbestos litigation include: (i) the number of future claims; (ii) the cost to resolve claims; and (iii) the cost to defend claims.

     Metropolitan Life Insurance Company reevaluates on a quarterly and annual basis its exposure from asbestos litigation, including studying its claims experience, reviewing external literature regarding asbestos claims experience in the United States, assessing relevant trends impacting asbestos liability and considering numerous variables that can affect its asbestos liability exposure on an overall or per claim basis. These variables include bankruptcies of other companies involved in asbestos litigation, legislative and judicial developments, the number of pending claims involving serious disease, the number of new claims filed against it and other defendants and the jurisdictions in which claims are pending. As previously disclosed, in 2002 Metropolitan Life Insurance Company increased its recorded liability for asbestos-related claims by $402 million from approximately $820 million to $1,225 million. Based upon its regular reevaluation of its exposure from asbestos litigation, Metropolitan Life Insurance Company has updated its liability analysis for asbestos-related claims through December 31, 2010.

  Regulatory Matters

     The Company receives and responds to subpoenas or other inquiries from state regulators, including state insurance commissioners; state attorneys general or other state governmental authorities; federal regulators, including the U.S. Securities and Exchange Commission ("SEC"); federal governmental authorities, including congressional committees; and the Financial Industry Regulatory Authority ("FINRA") seeking a broad range of information. The issues involved in information requests and regulatory matters vary widely. The Company cooperates in these inquiries.

     United States of America v. EME Homer City Generation, L.P., et al. (W.D. Pa., filed January 4, 2011). On January 4, 2011, the United States commenced a civil action in United States District Court for the Western District of Pennsylvania against EME Homer City Generation L.P. ("EME Homer City"), Homer City OL6 LLC, and other defendants regarding the operations of the Homer City Generating Station, an electricity generating facility. Homer City OL6 LLC, an entity owned by Metropolitan Life Insurance Company, is a passive investor with a noncontrolling interest in the electricity generating facility, which is solely operated by the lessee, EME Homer City. The complaint seeks injunctive relief and assessment of civil penalties for alleged violations of the federal Clean Air Act and Pennsylvania's State Implementation Plan. The alleged violations were the subject of Notices of Violations ("NOVs") that the Environmental Protection Agency ("EPA") issued to EME Homer City, Homer City OL6 LLC, and others in June 2008 and May 2010. On January 7, 2011, the United States District Court for the Western District of Pennsylvania granted the motion by the Pennsylvania Department of Environmental Protection and the State of New York to intervene in the lawsuit as additional plaintiffs. On February 16, 2011, the State of New Jersey filed an Intervenor's Complaint in the lawsuit. On January 7, 2011, two plaintiffs filed a putative class action titled Scott Jackson and Maria Jackson v. EME Homer City Generation L.P., et. al. in the United States District Court for the Western District of Pennsylvania on behalf of a putative class of persons who have allegedly incurred damage to their persons and/or property because of the violations alleged in the action brought by the United States. Homer City OL6 LLC is a defendant in this action. EME Homer City has acknowledged its obligation to indemnify Homer City OL6 LLC for any claims relating to the NOVs.

     In the Matter of Chemform, Inc. Site, Pompano Beach, Broward County, Florida. In July 2010, the EPA advised Metropolitan Life Insurance Company that it believed payments were due under two settlement

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


agreements, known as "Administrative Orders on Consent," that New England Mutual Life Insurance Company ("New England Mutual") signed in 1989 and 1992 with respect to the cleanup of a Superfund site in Florida (the "Chemform Site"). The EPA originally contacted Metropolitan Life Insurance Company (as successor to New England Mutual) and a third party in 2001, and advised that they owed additional clean-up costs for the Chemform Site. The matter was not resolved at that time. The EPA is requesting payment of an amount under $1 million from Metropolitan Life Insurance Company and a third party for past costs and for future environmental testing costs at the Chemform Site.

     Regulatory authorities in a small number of states and FINRA, and occasionally the SEC, have had investigations or inquiries relating to sales of individual life insurance policies or annuities or other products by Metropolitan Life Insurance Company, New England Life Insurance Company ("NELICO"), GALIC, and New England Securities Corporation. These investigations often focus on the conduct of particular financial services representatives and the sale of unregistered or unsuitable products or the misuse of client assets. Over the past several years, these and a number of investigations by other regulatory authorities were resolved for monetary payments and certain other relief, including restitution payments. The Company may continue to resolve investigations in a similar manner. The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for these sales practices related investigations or inquiries.

  Retained Asset Account Matters

     The New York Attorney General announced on July 29, 2010 that his office had launched a major fraud investigation into the life insurance industry for practices related to the use of retained asset accounts as a settlement option for death benefits and that subpoenas requesting comprehensive data related to retained asset accounts had been served on the Company and other insurance carriers. The Company received the subpoena on July 30, 2010. The Company also has received requests for documents and information from U.S. congressional committees and members as well as various state regulatory bodies, including the New York State Insurance Department (the "Department"). It is possible that other state and federal regulators or legislative bodies may pursue similar investigations or make related inquiries. Management cannot predict what effect any such investigations might have on the Company's earnings or the availability of the Company's retained asset account known as the Total Control Account ("TCA"), but management believes that the Company's consolidated financial statements taken as a whole would not be materially affected. Management believes that any allegations that information about the TCA is not adequately disclosed or that the accounts are fraudulent or otherwise violate state or federal laws are without merit. Metropolitan Life Insurance Company is a defendant in lawsuits related to the TCA. The lawsuits include claims of breach of contract, breach of a common law fiduciary duty or a quasi fiduciary duty such as a confidential or special relationship, or breach of a fiduciary duty under the Employee Retirement Income Security Act of 1974 ("ERISA").

     Clark, et al. v. Metropolitan Life Insurance Company (D. Nev., filed March 28, 2008). This putative class action lawsuit alleges breach of contract and breach of a common law fiduciary and/or quasi-fiduciary duty arising from use of the TCA to pay life insurance policy death benefits. As damages, plaintiffs seek disgorgement of the difference between the interest paid to the account holders and the investment earnings on the assets backing the accounts. In March 2009, the court granted in part and denied in part Metropolitan Life Insurance Company's motion to dismiss, dismissing the fiduciary duty and unjust enrichment claims but allowing a breach of contract claim and a special or confidential relationship claim to go forward. On September 9, 2010, the court granted Metropolitan Life Insurance Company's motion for summary judgment. On September 20, 2010, plaintiff filed a Notice of Appeal to the United States Court of Appeals for the Ninth Circuit.

     Faber, et al. v. Metropolitan Life Insurance Company (S.D.N. Y., filed December 4, 2008). This putative class action lawsuit alleges that Metropolitan Life Insurance Company's use of the TCA as the settlement option under

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


group life insurance policies violates Metropolitan Life Insurance Company's fiduciary duties under ERISA. As damages, plaintiffs seek disgorgement of the difference between the interest paid to the account holders and the investment earnings on the assets backing the accounts. On October 23, 2009, the court granted Metropolitan Life Insurance Company's motion to dismiss with prejudice. On November 24, 2009, plaintiffs filed a Notice of Appeal to the United States Court of Appeals for the Second Circuit.

     Keife, et al. v. Metropolitan Life Insurance Company (D. Nev., filed in state court on July 30, 2010 and removed to federal court on September 7, 2010). This putative class action lawsuit raises a breach of contract claim arising from Metropolitan Life Insurance Company's use of the TCA to pay life insurance benefits under the Federal Employees Group Life Insurance program. As damages, plaintiffs seek disgorgement of the difference between the interest paid to the account holders and the investment earnings on the assets backing the accounts. In September 2010, plaintiffs filed a motion for class certification of the breach of contract claim, which the court has stayed. On November 22, 2010, Metropolitan Life Insurance Company filed a motion to dismiss.

  Other Litigation

     Thomas, et al. v. Metropolitan Life Ins. Co., et al. (W.D. Okla., filed January 31, 2007). A putative class action complaint was filed against Metropolitan Life Insurance Company and MetLife Securities, Inc ("MSI"). Plaintiffs asserted legal theories of violations of the federal securities laws and violations of state laws with respect to the sale of certain proprietary products by the Company's agency distribution group. Plaintiffs sought rescission, compensatory damages, interest, punitive damages and attorneys' fees and expenses. In August 2009, the district court granted defendants' motion for summary judgment. On February 2, 2011, the United States Court of Appeals for the Tenth Circuit affirmed the judgment of the district court granting Metropolitan Life Insurance Company's and MSI's summary judgment motion.

     Sales Practices Claims. Over the past several years, the Company has faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. Some of the current cases seek substantial damages, including punitive and treble damages and attorneys' fees. The Company continues to vigorously defend against the claims in these matters. The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for sales practices matters.

     Sun Life Assurance Company of Canada v. Metropolitan Life Ins. Co. (Super. Ct., Ontario, October 2006). In 2006, Sun Life Assurance Company of Canada ("Sun Life"), as successor to the purchaser of Metropolitan Life Insurance Company's Canadian operations, filed this lawsuit in Toronto, seeking a declaration that Metropolitan Life Insurance Company remains liable for "market conduct claims" related to certain individual life insurance policies sold by Metropolitan Life Insurance Company and that have been transferred to Sun Life. Sun Life had asked that the court require Metropolitan Life Insurance Company to indemnify Sun Life for these claims pursuant to indemnity provisions in the sale agreement for the sale of Metropolitan Life Insurance Company's Canadian operations entered into in June of 1998. In January 2010, the court found that Sun Life had given timely notice of its claim for indemnification but, because it found that Sun Life had not yet incurred an indemnifiable loss, granted Metropolitan Life Insurance Company's motion for summary judgment. Both parties appealed. In September 2010, Sun Life notified Metropolitan Life Insurance Company that a purported class action lawsuit was filed against Sun Life in Toronto, Kang v. Sun Life Assurance Co. (Super. Ct., Ontario, September 2010), alleging sales practices claims regarding the same individual policies sold by Metropolitan Life Insurance Company and transferred to Sun Life. Sun Life contends that Metropolitan Life Insurance Company is obligated to indemnify Sun Life for some or all of the claims in this lawsuit. Metropolitan Life Insurance Company is currently not a party to the Kang v. Sun Life lawsuit.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Summary

     Putative or certified class action litigation and other litigation and claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

     It is not possible to predict the ultimate outcome or provide reasonable ranges of potential losses of all pending investigations and legal proceedings. In some of the matters referred to previously, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's consolidated net income or cash flows in particular quarterly or annual periods.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

     Assets and liabilities held for insolvency assessments were as follows:

                                                                       DECEMBER
                                                                         31,
                                                                     -----------
                                                                     2010   2009
                                                                     ----   ----
                                                                         (IN
                                                                      MILLIONS)
Other Assets:
  Premium tax offset for future undiscounted assessments...........   $42    $40
  Premium tax offsets currently available for paid assessments.....     7      8
                                                                      ---    ---
                                                                      $49    $48
                                                                      ===    ===
Other Liabilities:
  Insolvency assessments...........................................   $63    $60
                                                                      ===    ===



     Net assessments levied against the Company were $3 million and $2 million for the years ended December 31, 2010 and 2008, respectively. Net assessments levied against the Company were insignificant for the year ended December 31, 2009.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

COMMITMENTS

  LEASES

     In accordance with industry practice, certain of the Company's income from lease agreements with retail tenants are contingent upon the level of the tenants' revenues. Additionally, the Company, as lessee, has entered into various lease and sublease agreements for office space, information technology and other equipment. Future minimum rental and sublease income, and minimum gross rental payments relating to these lease agreements are as follows:

                                                                                 GROSS
                                                           RENTAL   SUBLEASE    RENTAL
                                                           INCOME    INCOME    PAYMENTS
                                                           ------   --------   --------
                                                                   (IN MILLIONS)
2011.....................................................   $359       $15       $192
2012.....................................................   $310       $14       $167
2013.....................................................   $273       $13       $155
2014.....................................................   $232       $10       $116
2015.....................................................   $184       $ 6       $106
Thereafter...............................................   $461       $44       $909


     During 2008, MetLife, Inc. moved certain of its operations in New York from Long Island City, Queens to Manhattan. As a result of this movement of operations and current market conditions, which precluded the immediate and complete sublet of all unused space in both Long Island City and Manhattan, the Company incurred a lease impairment charge of $38 million which is included within other expenses in Corporate & Other. The impairment charge was determined based upon the present value of the gross rental payments less sublease income discounted at a risk-adjusted rate over the remaining lease terms which range from 15-20 years. The Company has made assumptions with respect to the timing and amount of future sublease income in the determination of this impairment charge. During 2009, pending sublease deals were impacted by the further decline of market conditions, which resulted in an additional lease impairment charge of $52 million. See Note 16 for discussion of $28 million of such charges related to restructuring. Additional impairment charges could be incurred should market conditions deteriorate further or last for a period significantly longer than anticipated.

  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $2.4 billion and $2.6 billion at December 31, 2010 and 2009, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $2.5 billion and $1.3 billion at December 31, 2010 and 2009, respectively.

  COMMITMENTS TO FUND BANK CREDIT FACILITIES, BRIDGE LOANS AND PRIVATE CORPORATE BOND INVESTMENTS

     The Company commits to lend funds under bank credit facilities, bridge loans and private corporate bond investments. The amounts of these unfunded commitments were $1,997 million and $763 million at December 31, 2010 and 2009, respectively.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation ranging from less than $1 million to $800 million, with a cumulative maximum of $1.1 billion, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     During the year ended December 31, 2010, the Company did not record any additional liabilities for indemnities, guarantees and commitments. The Company's recorded liabilities were $3 million at both December 31, 2010 and 2009, for indemnities, guarantees and commitments.

14.  EMPLOYEE BENEFIT PLANS

  PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

     The Company sponsors and administers various qualified and non-qualified defined benefit pension plans and other postretirement employee benefit plans covering employees and sales representatives who meet specified eligibility requirements. Pension benefits are provided utilizing either a traditional formula or cash balance formula. The traditional formula provides benefits based upon years of credited service and final average earnings. The cash balance formula utilizes hypothetical or notional accounts which credit participants with benefits equal to a percentage of eligible pay, as well as earnings credits, determined annually based upon the average annual rate of interest on 30-year U.S. Treasury securities, for each account balance. At December 31, 2010, the majority of active participants were accruing benefits under the cash balance formula; however, approximately 90% of the Company's obligations result from benefits calculated with the traditional formula. The non-qualified pension plans provide supplemental benefits in excess of limits applicable to a qualified plan. The Company's proportionate share of net pension expense related to its sponsored pension plans was $309 million and $355 million for the years ended December 31, 2010 and 2009, respectively.

     The Company also provides certain postemployment benefits and certain postretirement medical and life insurance benefits for retired employees. Employees of the Company who were hired prior to 2003 (or, in certain cases, rehired during or after 2003) and meet age and service criteria while working for the Company may become eligible for these other postretirement benefits, at various levels, in accordance with the applicable plans. Virtually all retirees, or their beneficiaries, contribute a portion of the total costs of postretirement medical benefits. Employees hired after 2003 are not eligible for any employer subsidy for postretirement medical benefits. The Company's proportionate share of net other postretirement expense related to its sponsored other postretirement was less than $1 million and $70 million for the years ended December 31, 2010 and 2009, respectively.

     A December 31 measurement date is used for all of the Company's defined benefit pension and other postretirement benefit plans.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  OBLIGATIONS, FUNDED STATUS AND NET PERIODIC BENEFIT COSTS

                                                                            OTHER
                                                         PENSION        POSTRETIREMENT
                                                         BENEFITS          BENEFITS
                                                     ---------------   ---------------
                                                                DECEMBER 31,
                                                     ---------------------------------
                                                      2010     2009     2010     2009
                                                     ------   ------   ------   ------
                                                               (IN MILLIONS)
Change in benefit obligation:
Benefit obligation at January 1,...................  $6,287   $5,993   $1,829   $1,616
  Service costs....................................     150      147       17       22
  Interest costs...................................     375      374      111      123
  Plan participants' contributions.................      --       --       33       30
  Net actuarial (gains) losses.....................     277      393       68      350
  Settlements and curtailments.....................       6       12       --       --
  Change in benefits...............................      --       (7)     (81)    (167)
  Net transfer in (out) of controlled group........      --     (251)     (17)      --
  Prescription drug subsidy........................      --       --       12       12
  Benefits paid....................................    (405)    (374)    (153)    (157)
                                                     ------   ------   ------   ------
Benefit obligation at December 31,.................   6,690    6,287    1,819    1,829
                                                     ------   ------   ------   ------
Change in plan assets:
Fair value of plan assets at January 1,............   5,419    5,516    1,118    1,010
  Actual return on plan assets.....................     673      486       98      135
  Plan participants' contributions.................      --       --       33        2
  Employer contribution............................     289       57       87        4
  Net transfer in (out) of controlled group........      --     (266)     (12)      --
  Benefits paid....................................    (405)    (374)    (140)     (33)
                                                     ------   ------   ------   ------
  Fair value of plan assets at December 31,........   5,976    5,419    1,184    1,118
                                                     ------   ------   ------   ------
Funded status at December 31,......................  $ (714)  $ (868)  $ (635)  $ (711)
                                                     ======   ======   ======   ======
Amounts recognized in the consolidated balance
  sheets consist of:
  Other assets.....................................  $  107   $   --   $   --   $   --
  Other liabilities................................    (821)    (868)    (635)    (711)
                                                     ------   ------   ------   ------
     Net amount recognized.........................  $ (714)  $ (868)  $ (635)  $ (711)
                                                     ======   ======   ======   ======
Accumulated other comprehensive (income) loss:
  Net actuarial losses.............................  $2,058   $2,226   $  399   $  388
  Prior service costs (credit).....................      16       22     (287)    (289)
                                                     ------   ------   ------   ------
     Accumulated other comprehensive (income)
       loss........................................   2,074    2,248      112       99
Deferred income tax (benefit)......................    (717)    (786)     (40)     (34)
                                                     ------   ------   ------   ------
  Accumulated other comprehensive (income) loss,
     net of income tax.............................  $1,357   $1,462   $   72   $   65
                                                     ======   ======   ======   ======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The aggregate projected benefit obligation and aggregate fair value of plan assets for the pension benefit plans were as follows:

                                                             NON-QUALIFIED
                                         QUALIFIED PLAN           PLAN               TOTAL
                                        ---------------     ---------------     ---------------
                                                              DECEMBER 31,
                                        -------------------------------------------------------
                                         2010     2009       2010      2009      2010     2009
                                        ------   ------     -----     -----     ------   ------
                                                             (IN MILLIONS)
Aggregate fair value of plan assets...  $5,976   $5,419     $  --     $  --     $5,976   $5,419
Aggregate projected benefit
  obligation..........................   5,869    5,500       821       787      6,690    6,287
                                        ------   ------     -----     -----     ------   ------
Over (under) funded...................  $  107   $  (81)    $(821)    $(787)    $ (714)  $ (868)
                                        ======   ======     =====     =====     ======   ======



     The accumulated benefit obligations for all defined benefit pension plans were $6,393 million and $5,941 million at December 31, 2010 and 2009, respectively.

     The aggregate pension accumulated benefit obligation and aggregate fair value of plan assets for pension benefit plans with accumulated benefit obligations in excess of plan assets was as follows:

                                                                      DECEMBER
                                                                        31,
                                                                    -----------
                                                                    2010   2009
                                                                    ----   ----
                                                                        (IN
                                                                     MILLIONS)
Projected benefit obligation......................................  $821   $787
Accumulated benefit obligation....................................  $748   $703
Fair value of plan assets.........................................  $ --   $ --


     Information for pension and other postretirement benefit plans with a projected benefit obligation in excess of plan assets were as follows:

                                                                           OTHER
                                                         PENSION       POSTRETIREMENT
                                                         BENEFITS         BENEFITS
                                                      -------------   ---------------
                                                                DECEMBER 31,
                                                      -------------------------------
                                                      2010    2009     2010     2009
                                                      ----   ------   ------   ------
                                                               (IN MILLIONS)
Projected benefit obligation........................  $821   $6,254   $1,819   $1,829
Fair value of plan assets...........................  $ --   $5,400   $1,184   $1,118


     Net periodic pension costs and net periodic other postretirement benefit plan costs are comprised of the following:

     i) Service Costs -- Service costs are the increase in the projected (expected) pension benefit obligation resulting from benefits payable to employees of the Company on service rendered during the current year.

     ii) Interest Costs on the Liability -- Interest costs are the time value adjustment on the projected (expected) pension benefit obligation at the end of each year.

     iii) Settlement and Curtailment Costs -- The aggregate amount of net gains (losses) recognized in net periodic benefit costs due to settlements and curtailments. Settlements result from actions that relieve/eliminate the plan's responsibility for benefit obligations or risks associated with the obligations or assets used for the settlement. Curtailments result from an event that significantly reduces/eliminates plan participants' expected years of future services or benefit accruals.

     iv) Expected Return on Plan Assets -- Expected return on plan assets is the assumed return earned by the accumulated pension and other postretirement fund assets in a particular year.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     v) Amortization of Net Actuarial Gains (Losses) -- Actuarial gains and losses result from differences between the actual experience and the expected experience on pension and other postretirement plan assets or projected (expected) pension benefit obligation during a particular period. These gains and losses are accumulated and, to the extent they exceed 10% of the greater of the PBO or the fair value of plan assets, the excess is amortized into pension and other postretirement benefit costs over the expected service years of the employees.

          vi) Amortization of Prior Service Costs -- These costs relate to the recognition of increases or decreases in pension and other postretirement benefit obligation due to amendments in plans or initiation of new plans. These increases or decreases in obligation are recognized in accumulated other comprehensive income (loss) at the time of the amendment. These costs are then amortized to pension and other postretirement benefit costs over the expected service years of the employees affected by the change.

     The components of net periodic benefit costs and other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) were as follows:

                                                                             OTHER
                                                                         POSTRETIREMENT
                                                PENSION BENEFITS            BENEFITS
                                             ----------------------   -------------------
                                                       YEARS ENDED DECEMBER 31,
                                             --------------------------------------------
                                              2010    2009    2008    2010    2009   2008
                                             -----   -----   ------   ----   -----   ----
                                                             (IN MILLIONS)
Net Periodic Benefit Costs:
  Service costs............................  $ 150   $ 147   $  159   $ 17   $  22   $ 20
  Interest costs...........................    375     374      375    111     123    101
  Settlement and curtailment costs.........      8      18       --     --      --     --
  Expected return on plan assets...........   (422)   (414)    (517)   (79)    (74)   (88)
  Amortization of net actuarial (gains)
     losses................................    192     223       24     38      43     --
  Amortization of prior service costs
     (credit)..............................      6       8       15    (83)    (36)   (36)
                                             -----   -----   ------   ----   -----   ----
       Total net periodic benefit costs....    309     356       56      4      78     (3)
                                             -----   -----   ------   ----   -----   ----
Other Changes in Plan Assets and Benefit
  Obligations
  Recognized in Other Comprehensive Income
     (Loss):
  Net actuarial (gains) losses.............     24     251    1,563     49     284    258
  Prior service costs (credit).............     --     (12)     (19)   (81)   (167)    37
  Amortization of net actuarial gains
     (losses)..............................   (192)   (223)     (24)   (38)    (43)    --
  Amortization of prior service (costs)
     credit................................     (6)     (8)     (15)    83      36     36
                                             -----   -----   ------   ----   -----   ----
     Total recognized in other
       comprehensive income (loss).........   (174)      8    1,505     13     110    331
                                             -----   -----   ------   ----   -----   ----
       Total recognized in net periodic
          benefit costs and other
          comprehensive income (loss)......  $ 135   $ 364   $1,561   $ 17   $ 188   $328
                                             =====   =====   ======   ====   =====   ====



     For the year ended December 31, 2010, included within other comprehensive income (loss) were other changes in plan assets and benefit obligations associated with pension benefits of ($174) million and other postretirement benefits of $13 million for an aggregate reduction in other comprehensive income
(loss) of ($161) million before income tax and ($98) million, net of income tax.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The estimated net actuarial (gains) losses and prior service costs (credit) for the pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit costs over the next year are $171 million and $5 million, respectively.

     The estimated net actuarial (gains) losses and prior service costs (credit) for the defined benefit other postretirement benefit plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit costs over the next year are $34 million and ($108) million, respectively.

     The Medicare Modernization Act of 2003 created various subsidies for sponsors of retiree drug programs. Two common ways of providing subsidies were the Retiree Drug Subsidy ("RDS") and Medicare Part D Prescription Drug Plans ("PDP"). From 2006 through 2010, the Company applied for and received the RDS each year. The RDS program provides the subsidy through cash payments made by Medicare to the Company, resulting in smaller net claims paid by the Company. A summary of the reduction to the APBO and the related reduction to the components of net periodic other postretirement benefits plan costs resulting from receipt of the RDS is presented below. As of January 1, 2011, as a result of changes made under the Patient Protection and Affordable Care Act of 2010, the Company will no longer apply for the RDS. Instead it has joined PDP and will indirectly receive Medicare subsidies in the form of smaller gross benefit payments for prescription drug coverage.

                                                                  DECEMBER 31,
                                                              -------------------
                                                               2010   2009   2008
                                                              -----   ----   ----
                                                                 (IN MILLIONS)
Cumulative reduction in other postretirement benefits
  obligations:
  Balance at January 1,.....................................  $ 247   $317   $299
  Service costs.............................................      3      2      5
  Interest costs............................................     16     16     20
  Net actuarial gains (losses)..............................   (255)   (76)     3
  Prescription drug subsidy.................................    (11)   (12)   (10)
                                                              -----   ----   ----
     Balance at December 31,................................  $  --   $247   $317
                                                              =====   ====   ====




                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2010      2009      2008
                                                              ----      ----      ----
                                                                    (IN MILLIONS)
Reduction in net periodic other postretirement benefit
  costs:
  Service costs.............................................   $ 3       $ 2       $ 5
  Interest costs............................................    16        16        20
  Amortization of net actuarial gains (losses)..............    10        11        --
                                                               ---       ---       ---
     Total reduction in net periodic benefit costs..........   $29       $29       $25
                                                               ===       ===       ===



     The Company received subsidies of $8 million, $12 million and $12 million for the years ended December 31, 2010, 2009 and 2008, respectively.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

ASSUMPTIONS

     Assumptions used in determining benefit obligations were as follows:

                                                                            OTHER
                                                                         POSTRETIRE-
                                                                             MENT
                                                   PENSION BENEFITS        BENEFITS
                                                ---------------------   -------------
                                                             DECEMBER 31,
                                                -------------------------------------
                                                   2010        2009      2010    2009
                                                ---------   ---------   -----   -----
                                                              (IN MILLIONS)
Weighted average discount rate................      5.80%       6.25%   5.80%   6.25%
Rate of compensation increase.................  3.5%-7.5%   2.0%-7.5%     N/A     N/A


     Assumptions used in determining net periodic benefit costs were as follows:

                                                                             OTHER
                                                                         POSTRETIREMENT
                                           PENSION BENEFITS                 BENEFITS
                                   -------------------------------   ---------------------
                                                         DECEMBER 31,
                                   -------------------------------------------------------
                                      2010        2009       2008     2010    2009    2008
                                   ---------   ---------   -------   -----   -----   -----
                                                        (IN MILLIONS)
Weighted average discount rate...      6.25%       6.60%     6.65%   6.25%   6.60%   6.65%
Weighted average expected rate of
  return on plan assets..........      8.00%       8.25%     8.25%   7.20%   7.36%   7.33%
Rate of compensation increase....  3.5%-7.5%   3.5%-7.5%   3.5%-8%     N/A     N/A     N/A


     The weighted average discount rate is determined annually based on the yield, measured on a yield to worst basis, of a hypothetical portfolio constructed of high quality debt instruments available on the valuation date, which would provide the necessary future cash flows to pay the aggregate projected benefit obligation when due.

     The weighted average expected rate of return on plan assets is based on anticipated performance of the various asset sectors in which the plan invests, weighted by target allocation percentages. Anticipated future performance is based on long-term historical returns of the plan assets by sector, adjusted for the Company's long-term expectations on the performance of the markets. While the precise expected return derived using this approach will fluctuate from year to year, the Company's policy is to hold this long-term assumption constant as long as it remains within reasonable tolerance from the derived rate.

     The weighted average expected return on plan assets for use in that plan's valuation in 2011 is currently anticipated to be 7.25% for pension benefits and postretirement medical benefits and 5.25% for postretirement life benefits.

     The assumed healthcare costs trend rates used in measuring the APBO and net periodic benefit costs were as follows:

                                                          DECEMBER 31,
                                ---------------------------------------------------------------
                                             2010                             2009
                                ------------------------------   ------------------------------
                                                         (IN MILLIONS)
Pre-and Post-Medicare eligible  7.8% in 2011, gradually          8.2% in 2010, gradually
  claims......................  decreasing each year until       decreasing each year until
                                2083 reaching the ultimate       2079 reaching the ultimate
                                rate of 4.4%.                    rate of 4.1%.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Assumed healthcare costs trend rates may have a significant effect on the amounts reported for healthcare plans. A one-percentage point change in assumed healthcare costs trend rates would have the following effects:

                                                             ONE PERCENT   ONE PERCENT
                                                               INCREASE      DECREASE
                                                             -----------   -----------
                                                                   (IN MILLIONS)
Effect on total of service and interest costs components...      $ 8          $  (8)
Effect of accumulated postretirement benefit obligation....      $86          $(104)


  PLAN ASSETS

     The Company has issued group annuity and life insurance contracts supporting the pension and other postretirement benefit plan assets, which are invested primarily in separate accounts.

     The underlying assets of the separate accounts are principally comprised of cash and cash equivalents, short term investments, fixed maturity and equity securities, mutual funds, real estate, private equity investments and hedge funds investments.

     The comparative presentation of the 2009 plan assets has been realigned to conform to the 2010 presentation to disclose the estimated fair value of the underlying assets of each separate account at the security level.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The pension and postretirement plan assets and liabilities measured at estimated fair value on a recurring basis were determined as described below. These estimated fair values and their corresponding placement in the fair value hierarchy are summarized as follows:

                                                                     DECEMBER 31, 2010
                              -----------------------------------------------------------------------------------------------
                                                PENSION BENEFITS                           OTHER POSTRETIREMENT BENEFITS
                              ----------------------------------------------------   ----------------------------------------
                                     FAIR VALUE MEASUREMENTS AT                             FAIR VALUE MEASUREMENTS AT
                                        REPORTING DATE USING                                   REPORTING DATE USING
                              ----------------------------------------               ----------------------------------------
                                 QUOTED                                                 QUOTED
                                 PRICES                                                 PRICES
                               IN ACTIVE                                              IN ACTIVE
                                MARKETS                                                MARKETS
                                  FOR       SIGNIFICANT                                  FOR       SIGNIFICANT
                               IDENTICAL       OTHER       SIGNIFICANT     TOTAL      IDENTICAL       OTHER       SIGNIFICANT
                               ASSETS AND    OBSERVABLE   UNOBSERVABLE   ESTIMATED    ASSETS AND    OBSERVABLE   UNOBSERVABLE
                              LIABILITIES      INPUTS        INPUTS         FAIR     LIABILITIES      INPUTS        INPUTS
                               (LEVEL 1)     (LEVEL 2)      (LEVEL 3)      VALUE      (LEVEL 1)     (LEVEL 2)      (LEVEL 3)
                              -----------   -----------   ------------   ---------   -----------   -----------   ------------
                                                                       (IN MILLIONS)
ASSETS
Fixed maturity securities:
  Corporate................      $   --        $1,444         $ 45         $1,489        $ --          $ 67           $ 4
  Federal agencies.........          --           165           --            165          --            15            --
  Foreign bonds............          --           138            4            142          --             3            --
  Municipals...............          --           129           --            129          --            37             1
  Preferred stocks.........          --             4           --              4          --            --            --
  U.S. government bonds....         614           129           --            743          82            --            --
                                 ------        ------         ----         ------        ----          ----           ---
     Total fixed maturity
       securities..........         614         2,009           49          2,672          82           122             5
                                 ------        ------         ----         ------        ----          ----           ---
Equity securities:
  Common
     stock -- domestic.....       1,329            88          228          1,645         359             3            --
  Common stock -- foreign..         436            --           --            436          77            --            --
                                 ------        ------         ----         ------        ----          ----           ---
     Total equity
       securities..........       1,765            88          228          2,081         436             3            --
                                 ------        ------         ----         ------        ----          ----           ---
Money market securities....         189            95           --            284           1             1            --
Pass-through securities....          --           303            2            305          --            73             6
Derivative securities......           2            (4)          (1)            (3)         --            --            --
Short-term investments.....         (10)           96           --             86           8           443            --
Other invested assets......          --            59          446            505          --            --            --
Other receivables..........          --            37           --             37          --             3            --
Securities receivable......          --            66           --             66          --             2            --
                                 ------        ------         ----         ------        ----          ----           ---
       Total assets........      $2,560        $2,749         $724         $6,033        $527          $647           $11
                                 ======        ======         ====         ======        ====          ====           ===
LIABILITIES
Securities payable.........      $   --        $   57         $ --         $   57        $ --          $  1           $--
                                 ------        ------         ----         ------        ----          ----           ---
       Total liabilities...      $   --        $   57         $ --         $   57        $ --          $  1           $--
                                 ======        ======         ====         ======        ====          ====           ===
          Total assets and
            liabilities....      $2,560        $2,692         $724         $5,976        $527          $646           $11
                                 ======        ======         ====         ======        ====          ====           ===

                               DECEMBER
                               31, 2010
                              ---------
                                OTHER
                               POSTRE-
                               TIREMENT
                               BENEFITS
                              ---------
                                TOTAL
                              ESTIMATED
                                 FAIR
                                VALUE
                              ---------
                                 (IN
                              MILLIONS)
ASSETS
Fixed maturity securities:
  Corporate................     $   71
  Federal agencies.........         15
  Foreign bonds............          3
  Municipals...............         38
  Preferred stocks.........         --
  U.S. government bonds....         82
                                ------
     Total fixed maturity
       securities..........        209
                                ------
Equity securities:
  Common
     stock -- domestic.....        362
  Common stock -- foreign..         77
                                ------
     Total equity
       securities..........        439
                                ------
Money market securities....          2
Pass-through securities....         79
Derivative securities......         --
Short-term investments.....        451
Other invested assets......         --
Other receivables..........          3
Securities receivable......          2
                                ------
       Total assets........     $1,185
                                ======
LIABILITIES
Securities payable.........     $    1
                                ------
       Total liabilities...     $    1
                                ======
          Total assets and
            liabilities....     $1,184
                                ======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                    DECEMBER 31, 2009
                               -------------------------------------------------------------------------------------------
                                                PENSION BENEFITS                         OTHER POSTRETIREMENT BENEFITS
                               --------------------------------------------------   --------------------------------------
                                     FAIR VALUE MEASUREMENTS AT                           FAIR VALUE MEASUREMENTS AT
                                        REPORTING DATE USING                                 REPORTING DATE USING
                               --------------------------------------               --------------------------------------
                                 QUOTED                                               QUOTED
                                 PRICES                                               PRICES
                               IN ACTIVE                                            IN ACTIVE
                                MARKETS    SIGNIFICANT                               MARKETS    SIGNIFICANT
                                  FOR         OTHER       SIGNIFICANT     TOTAL        FOR         OTHER       SIGNIFICANT
                               IDENTICAL    OBSERVABLE   UNOBSERVABLE   ESTIMATED   IDENTICAL    OBSERVABLE   UNOBSERVABLE
                                 ASSETS       INPUTS        INPUTS         FAIR       ASSETS       INPUTS        INPUTS
                               (LEVEL 1)    (LEVEL 2)      (LEVEL 3)      VALUE     (LEVEL 1)    (LEVEL 2)      (LEVEL 3)
                               ---------   -----------   ------------   ---------   ---------   -----------   ------------
                                                                      (IN MILLIONS)
ASSETS
Fixed maturity securities:
  Corporate.................     $   --       $1,385         $ 64         $1,449       $ --         $ 48          $ --
  Federal agencies..........        (39)         133           --             94         --           30            --
  Foreign bonds.............         --          138            5            143         --            3            --
  Municipals................         --           53           --             53         --           21            --
  Preferred stocks..........         --            2           --              2         --           --            --
  U.S. government bonds.....        303           48           --            351         45           --            --
  U.S. treasury notes.......         --           --           --             --         12           --            --
                                 ------       ------         ----         ------       ----         ----          ----
     Total fixed maturity
       securities...........        264        1,759           69          2,092         57          102            --
                                 ------       ------         ----         ------       ----         ----          ----
Equity securities:
  Common stock -- domestic..      1,487          227          229          1,943        342            6            --
  Common stock -- foreign...        372           --           --            372         72           --            --
                                 ------       ------         ----         ------       ----         ----          ----
     Total equity
       securities...........      1,859          227          229          2,315        414            6            --
                                 ------       ------         ----         ------       ----         ----          ----
Money market securities.....         69           54           --            123         12            1            --
Pass-through securities.....          1          357           66            424         --           75             9
Derivative securities.......          2           --           --              2         --           --            --
Short-term investments......         --          109           --            109         --          442            --
Other invested assets.......         --           --          354            354         --           --            --
                                 ------       ------         ----         ------       ----         ----          ----
       Total assets.........     $2,195       $2,506         $718         $5,419       $483         $626           $ 9
                                 ======       ======         ====         ======       ====         ====          ====

                                DECEMBER
                                31, 2009
                               ---------
                                 OTHER
                                POSTRE-
                                TIREMENT
                                BENEFITS
                               ---------
                                 TOTAL
                               ESTIMATED
                                  FAIR
                                 VALUE
                               ---------
                                  (IN
                               MILLIONS)
ASSETS
Fixed maturity securities:
  Corporate.................     $   48
  Federal agencies..........         30
  Foreign bonds.............          3
  Municipals................         21
  Preferred stocks..........         --
  U.S. government bonds.....         45
  U.S. treasury notes.......         12
                                 ------
     Total fixed maturity
       securities...........        159
                                 ------
Equity securities:
  Common stock -- domestic..        348
  Common stock -- foreign...         72
                                 ------
     Total equity
       securities...........        420
                                 ------
Money market securities.....         13
Pass-through securities.....         84
Derivative securities.......         --
Short-term investments......        442
Other invested assets.......         --
                                 ------
       Total assets.........     $1,118
                                 ======



     The pension and other postretirement benefit plan assets are categorized into the three-level fair value hierarchy, as defined in Note 1, based upon the priority of the inputs to the respective valuation technique. The following summarizes the types of assets included within the three-level fair value hierarchy presented in the table above.

     Level 1   This category includes investments in liquid securities, such as cash, short-term money market and bank time deposits, expected to mature within a year.

     Level 2 This category includes certain separate accounts that are primarily invested in liquid and readily marketable securities. The estimated fair value of such separate account is based upon reported NAV provided by fund managers and this value represents the amount at which transfers into and out of the respective separate account are effected. These separate accounts provide reasonable levels of price transparency and can be corroborated through observable market data.

              Certain separate accounts are invested in investment partnerships designated as hedge funds. The values for these separate accounts is determined monthly based on the NAV of the underlying hedge fund investment. Additionally, such hedge funds generally contain lock out or other waiting period provisions for redemption requests to be filled. While the reporting and redemption restrictions may limit the frequency of trading activity in separate accounts invested in hedge funds, the reported

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


              NAV, and thus the referenced value of the separate account, provides a reasonable level of price transparency that can be corroborated through observable market data.

              Directly held investments are primarily invested in U.S. and foreign government and corporate securities.

     Level 3 This category includes separate accounts that are invested in real estate and private equity investments that provide little or no price transparency due to the infrequency with which the underlying assets trade and generally require additional time to liquidate in an orderly manner. Accordingly, the values for separate accounts invested in these alternative asset classes are based on inputs that cannot be readily derived from or corroborated by observable market data.

     A rollforward of all pension and other postretirement benefit plan assets measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs is as follows:

                                                      TOTAL
                                               REALIZED/UNREALIZED
                                             GAINS (LOSSES) INCLUDED
                                                       IN:
                                            ------------------------     PURCHASES,
                                                           OTHER           SALES,
                                 BALANCE,              COMPREHENSIVE   ISSUANCES AND  TRANSFER INTO  TRANSFER OUT    BALANCE,
                                JANUARY 1,  EARNINGS   INCOME (LOSS)    SETTLEMENTS      LEVEL 3      OF LEVEL 3   DECEMBER 31,
                                ----------  --------   -------------   -------------  -------------  ------------  ------------
                                                                         (IN MILLIONS)
YEAR ENDED DECEMBER 31, 2010:
PENSION:
Fixed maturity securities:
  Corporate...................     $ 64       $ --          $ 7             $(17)          $ 4           $(13)         $ 45
  Foreign bonds...............        5         --            1               (2)           --             --             4
                                   ----       ----          ---             ----           ---           ----          ----
     Total fixed maturity
       securities.............       69         --            8              (19)            4            (13)           49
                                   ----       ----          ---             ----           ---           ----          ----
Equity securities:
  Common stock -- domestic....      229         --           (2)               1            --             --           228
                                   ----       ----          ---             ----           ---           ----          ----
     Total equity securities..      229         --           (2)               1            --             --           228
                                   ----       ----          ---             ----           ---           ----          ----
Pass-through securities.......       66        (11)          13              (67)            2             (1)            2
Derivative securities.........       --          2           (2)              (1)           --             --            (1)
Other invested assets.........      354         74           (4)              22            --             --           446
                                   ----       ----          ---             ----           ---           ----          ----
       Total pension assets...     $718       $ 65          $13             $(64)          $ 6           $(14)         $724
                                   ====       ====          ===             ====           ===           ====          ====
OTHER POSTRETIREMENT:
Fixed maturity securities:
  Corporate...................     $ --       $ --          $ 1             $ --           $ 3           $ --          $  4
  Municipals..................       --         --           --               --             1             --             1
                                   ----       ----          ---             ----           ---           ----          ----
     Total fixed maturity
       securities.............       --         --            1               --             4             --             5
Pass-through securities.......        9         (4)           1               (1)            1             --             6
                                   ----       ----          ---             ----           ---           ----          ----
       Total other
          postretirement
          assets..............     $  9       $ (4)         $ 2             $ (1)          $ 5           $ --          $ 11
                                   ====       ====          ===             ====           ===           ====          ====
          Total assets........     $727       $ 61          $15             $(65)          $11           $(14)         $735
                                   ====       ====          ===             ====           ===           ====          ====


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                   TOTAL REALIZED/UNREALIZED
                                                    GAINS (LOSSES) INCLUDED
                                                              IN:
                                                   -------------------------    PURCHASES,
                                                                   OTHER          SALES,     TRANSFER INTO
                                        BALANCE,               COMPREHENSIVE  ISSUANCES AND    AND/OR OUT     BALANCE,
                                       JANUARY 1,  EARNINGS    INCOME (LOSS)   SETTLEMENTS     OF LEVEL 3   DECEMBER 31,
                                       ----------  --------    -------------  -------------  -------------  ------------
                                                                         (IN MILLIONS)
YEAR ENDED DECEMBER 31, 2009:
PENSION:
Fixed maturity securities:
  Corporate..........................     $ 54       $ (5)         $  20           $ (3)          $(2)          $ 64
  Foreign bonds......................        4         (1)             5             (3)           --              5
                                          ----       ----          -----           ----           ---           ----
     Total fixed maturity
       securities....................       58         (6)            25             (6)           (2)            69
                                          ----       ----          -----           ----           ---           ----
Equity securities:
  Common stock -- domestic...........      437         --           (220)            12            --            229
                                          ----       ----          -----           ----           ---           ----
     Total equity securities.........      437         --           (220)            12            --            229
                                          ----       ----          -----           ----           ---           ----
Pass-through securities..............       76         (2)             8            (23)            7             66
Derivative securities................       38         34            (37)           (35)           --             --
Other invested assets................      372          4            (56)            34            --            354
                                          ----       ----          -----           ----           ---           ----
       Total pension assets..........     $981       $ 30          $(280)          $(18)          $ 5           $718
                                          ====       ====          =====           ====           ===           ====
OTHER POSTRETIREMENT:
Pass-through securities..............     $ 13       $(17)         $  17           $ (4)          $--           $  9
                                          ----       ----          -----           ----           ---           ----
       Total other postretirement....     $ 13       $(17)         $  17           $ (4)          $--           $  9
                                          ====       ====          =====           ====           ===           ====
          Total assets...............     $994       $ 13          $(263)          $(22)          $ 5           $727
                                          ====       ====          =====           ====           ===           ====



     The Company provides employees with benefits under various ERISA benefit plans. These include qualified pension plans, postretirement medical plans and certain retiree life insurance coverage. The assets of the Company's qualified pension plans are held in insurance group annuity contracts, and the vast majority of the assets of the postretirement medical plan and backing the retiree life coverage are held in insurance contracts. All of these contracts are issued by the Company and the assets under the contracts are held in insurance separate accounts that have been established by the Company. The insurance contract provider engages investment management firms ("Managers") to serve as sub-advisors for the separate accounts based on the specific investment needs and requests identified by the plan fiduciary. These Managers have portfolio management discretion over the purchasing and selling of securities and other investment assets pursuant to the respective investment management agreements and guidelines established for each insurance separate account. The assets of the qualified pension plans and postretirement medical plans (the "Invested Plans") are well diversified across multiple asset categories and across a number of different Managers, with the intent of minimizing risk concentrations within any given asset category or with any given Manager.

     The Invested Plans, other than those held in participant directed investment accounts, are managed in accordance with investment policies consistent with the longer-term nature of related benefit obligations and within prudent risk parameters. Specifically, investment policies are oriented toward
(i) maximizing the Invested Plan's funded status; (ii) minimizing the volatility of the Invested Plan's funded status; (iii) generating asset returns that exceed liability increases; and (iv) targeting rates of return in excess of a custom benchmark and industry standards over appropriate reference time periods. These goals are expected to be met through identifying appropriate and diversified asset classes and allocations, ensuring adequate liquidity to pay benefits and expenses when due and controlling the costs of administering and managing the Invested Plan's investments. Independent investment consultants are periodically used to evaluate the investment risk of Invested Plan's assets relative to liabilities,

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


analyze the economic and portfolio impact of various asset allocations and management strategies and to recommend asset allocations.

     An international subsidiary sponsors a defined benefit plan that covers employees and sales representatives who meet specified eligibility requirements. Pension benefits are provided utilizing either a traditional formula or cash balance formula, similar to the U.S. plans discussed above. The investment objectives are also similar, subject to local regulations. Generally, the international pension plan invests directly in high quality equity and fixed maturity securities.

     Derivative contracts may be used to reduce investment risk, to manage duration and to replicate the risk/return profile of an asset or asset class. Derivatives may not be used to leverage a portfolio in any manner, such as to magnify exposure to an asset, asset class, interest rates or any other financial variable. Derivatives are also prohibited for use in creating exposures to securities, currencies, indices or any other financial variable that are otherwise restricted.

     The tables below summarize the actual weighted average allocation by major asset class for the Invested Plans:

                                                                 ACTUAL ALLOCATION
                                        -------------------------------------------------------------------
                                        DEFINED BENEFIT PLAN   POSTRETIREMENT MEDICAL   POSTRETIREMENT LIFE
                                        --------------------   ----------------------   -------------------
YEAR ENDED DECEMBER 31, 2010:
ASSET CLASS:
Fixed maturity securities (target
  range)..............................        50% to 80%              20% to 50%                 --
  Corporate...........................               24%                     10%                 --
  Federal agency......................                3                       2                  --
  Foreign bonds.......................                3                      --                  --
  Municipals..........................                2                       5                  --
  U.S. government bonds...............               12                      11                  --
                                              ---------               ---------                 ---
     Total fixed maturity securities..               44%                     28%                 --
                                              ---------               ---------                 ---
Equity securities (target range)......         0% to 40%              50% to 80%                 --
  Common stock -- domestic............               27%                     49%                 --
  Common stock -- foreign.............                8                      10                  --
                                              ---------               ---------                 ---
     Total equity securities..........               35%                     59%                 --
                                              ---------               ---------                 ---
Money market securities...............                5%                     --%                 --
Pass-through securities...............                5                      11                  --
Short-term investments................                1                       1                 100%
Other invested assets.................                8                      --                  --
Other receivables.....................                1                       1                  --
Securities receivable.................                1                      --                  --
                                              ---------               ---------                 ---
       Total assets...................              100%                    100%                100%
                                              =========               =========                 ===


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                 ACTUAL ALLOCATION
                                        -------------------------------------------------------------------
                                        DEFINED BENEFIT PLAN   POSTRETIREMENT MEDICAL   POSTRETIREMENT LIFE
                                        --------------------   ----------------------   -------------------
YEAR ENDED DECEMBER 31, 2009:
ASSET CLASS:
Fixed maturity securities (target
  range)..............................        35% to 55%              10% to 40%                 --
  Corporate...........................               26%                      7%                 --
  Federal agency......................                2                       4                  --
  Foreign bonds.......................                3                      --                  --
  Municipals..........................                1                       3                  --
  U.S. government bonds...............                6                       7                  --
  U.S. treasury notes.................               --                       2                  --
                                              ---------               ---------                 ---
     Total fixed maturity securities..               38%                     23%                 --
                                              ---------               ---------                 ---
Equity securities (target range)......        25% to 45%              50% to 80%                 --
  Common stock -- domestic............               36%                     52%                 --
  Common stock -- foreign.............                7                      11                  --
                                              ---------               ---------                 ---
     Total equity securities..........               43%                     63%                 --
                                              ---------               ---------                 ---
Money market securities...............                2%                      2%                 --
Pass-through securities...............                8                      12                  --
Short-term investments................                2                      --                 100%
Other invested assets.................                7                      --                  --
                                              ---------               ---------                 ---
       Total assets...................              100%                    100%                100%
                                              =========               =========                 ===



     The target ranges in the tables above are forward-looking as of the dates presented.

  EXPECTED FUTURE CONTRIBUTIONS AND BENEFIT PAYMENTS

     It is the Company's practice to make contributions to the qualified pension plan to comply with minimum funding requirements of ERISA. In accordance with such practice, no contributions were required for both of the years ended December 31, 2010 and 2009. No contributions will be required for 2011. The Company made discretionary contributions of $219 million to the qualified pension plan during the year ended December 31, 2010. The Company made no discretionary contributions to the qualified pension plan during the year ended December 31, 2009. The Company expects to make additional discretionary contributions to the qualified pension plan of $152 million in 2011.

     Benefit payments due under the non-qualified pension plans are funded from the Company's general assets as they become due under the provision of the plans. These payments totaled $70 million and $57 million for the years ended December 31, 2010 and 2009, respectively. These payments are expected to be at approximately the same level in 2011.

     Postretirement benefits, other than those provided under qualified pension plans, are either: (i) not vested under law; (ii) a non-funded obligation of the Company; or (iii) both. Current regulations do not require funding for these benefits. The Company uses its general assets, net of participant's contributions, to pay postretirement medical claims as they come due in lieu of utilizing any plan assets. Total payments equaled $153 million and $157 million for the years ended December 31, 2010 and 2009, respectively.

     The Company expects to make contributions of $117 million, net of participant's contributions, towards benefit obligations (other than those under qualified pension plans) in 2011. As noted previously, the Subsidiaries no longer expect to receive the RDS under the Medicare Modernization Act of 2003 to partially offset payment of such benefits. Instead, the gross benefit payments that will be made under the PDP will already reflect subsidies.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Gross benefit payments for the next ten years, which reflect expected future service where appropriate, are expected to be as follows:

                                                                              OTHER
                                                               PENSION   POSTRETIREMENT
                                                              BENEFITS      BENEFITS
                                                              --------   --------------
                                                                    (IN MILLIONS)
2011........................................................   $  399         $117
2012........................................................   $  400         $119
2013........................................................   $  405         $120
2014........................................................   $  422         $121
2015........................................................   $  430         $122
2016-2020...................................................   $2,375         $622


  ADDITIONAL INFORMATION

     As previously discussed, the assets of the pension and other postretirement benefit plans are held in group annuity and life insurance contracts issued by the Company. Total revenues from these contracts recognized in the consolidated statements of operations were $46 million, $42 million and $42 million for the years ended December 31, 2010, 2009 and 2008, respectively, and included policy charges and net investment income from investments backing the contracts and administrative fees. Total investment income (loss), including realized and unrealized gains (losses), credited to the account balances was $767 million, $689 million and ($1,090) million for the years ended December 31, 2010, 2009 and 2008, respectively. The terms of these contracts are consistent in all material respects with those the Company offers to unaffiliated parties that are similarly situated.

  SAVINGS AND INVESTMENT PLANS

     The Company sponsors savings and investment plans for substantially all Company employees under which a portion of employee contributions are matched. The Company contributed $72 million, $79 million and $63 million for the years ended December 31, 2010, 2009 and 2008, respectively.

15.  EQUITY

  CAPITAL CONTRIBUTIONS

     During the years ended December 31, 2010, 2009 and 2008, MetLife, Inc. contributed and paid $3 million, $3 million and $4 million, respectively, in the form of line of credit fees on the Company's behalf.

     During the year ended December 31, 2008, in connection with an acquisition by MetLife, Inc., MetLife, Inc. contributed $9 million to the Company in the form of intangible assets and the associated deferred income tax liability, for which the Company receives the benefit. See Note 8.

  STOCK-BASED COMPENSATION PLANS

  Overview

     The stock-based compensation expense recognized by the Company is related to awards payable in shares of MetLife, Inc. common stock, or options to purchase MetLife, Inc. common stock. The Company does not issue any awards payable in its common stock or options to purchase its common stock.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Description of Plans for Employees and Agents -- General Terms

     The MetLife, Inc. 2000 Stock Incentive Plan, as amended (the "2000 Stock Plan") authorized the granting of awards to employees and agents in the form of options to buy shares of MetLife, Inc. common stock ("Stock Options") that either qualify as incentive Stock Options under Section 422A of the Code or are non-qualified. By December 31, 2009 all awards under the 2000 Stock Plan had either vested or been forfeited. No awards were made under the 2000 Stock Plan in 2010.

     Under the MetLife, Inc. 2005 Stock and Incentive Compensation Plan (the "2005 Stock Plan"), awards granted to employees and agents may be in the form of Stock Options, Stock Appreciation Rights, Restricted Stock or Restricted Stock Units, Performance Shares or Performance Share Units, Cash-Based Awards and Stock-Based Awards (each as defined in the 2005 Stock Plan with reference to MetLife, Inc. common stock).

     The aggregate number of shares authorized for issuance under the 2005 Stock Plan is 68,000,000, plus those shares available but not utilized under the 2000 Stock Plan and those shares utilized under the 2000 Stock Plan that are recovered due to forfeiture of Stock Options. Each share issued under the 2005 Stock Plan in connection with a Stock Option or Stock Appreciation Right reduces the number of shares remaining for issuance under that plan by one, and each share issued under the 2005 Stock Plan in connection with awards other than Stock Options or Stock Appreciation Rights reduces the number of shares remaining for issuance under that plan by 1.179 shares. At December 31, 2010, the aggregate number of shares of MetLife, Inc. common stock remaining available for issuance pursuant to the 2005 Stock Plan was 40,477,451. Stock Option exercises and other awards settled in shares are satisfied through the issuance of shares held in treasury by MetLife, Inc. or by the issuance of new shares.

     Of the stock-based compensation for the years ended December 31, 2010, 2009 and 2008, 79%, 88% and 89%, respectively, was allocated to the Company. No expense amounts related to stock-based awards to MetLife, Inc. non-management directors were allocated to the Company. This allocation represents substantially all stock-based compensation recognized in the Company's consolidated results of operations. Accordingly, this discussion addresses MetLife, Inc.'s practices for recognizing expense for awards under the Incentive Plans. References to compensation expense in this note refer to the Company's allocated portion of that expense. All other references relevant to awards under the Incentive Plans pertain to all awards under those plans.

     Compensation expense related to awards under the 2005 Stock Plan is recognized based on the number of awards expected to vest, which represents the awards granted less expected forfeitures over the life of the award, as estimated at the date of grant. Unless a material deviation from the assumed forfeiture rate is observed during the term in which the awards are expensed, any adjustment necessary to reflect differences in actual experience is recognized in the period the award becomes payable or exercisable.

     Compensation expense related to awards under the 2005 Stock Plan is principally related to the issuance of Stock Options, Performance Shares and Restricted Stock Units. The majority of the awards granted by MetLife, Inc. each year under the 2005 Stock Plan are made in the first quarter of each year.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Compensation Expense Related to Stock-Based Compensation

     The components of compensation expense related to stock-based compensation is as follows:

                                                                 YEARS ENDED DECEMBER
                                                                         31,
                                                                ---------------------
                                                                2010      2009   2008
                                                                ----      ----   ----
                                                                    (IN MILLIONS)
Stock Options.............................................       $39       $48   $ 44
Performance Shares (1)....................................        19        10     64
Restricted Stock Units....................................         9         3      2
                                                                 ---       ---   ----
Total compensation expenses related to the Incentive
  Plans...................................................       $67       $61   $110
                                                                 ===       ===   ====
Income tax benefits.......................................       $23       $21   $ 38
                                                                 ===       ===   ====



--------

   (1) Performance Shares expected to vest and the related compensation expenses may be further adjusted by the performance factor most likely to be achieved, as estimated by management, at the end of the performance period.

     At December 31, 2010, the Company's allocated portion of expense for Stock Options, Performance Shares and Restricted Stock Units was 87%, 65% and 88%, respectively.

     The following table presents the total unrecognized compensation expense related to stock-based compensation and the expected weighted average period over which these expenses will be recognized at:

                                                                  DECEMBER 31, 2010
                                                          --------------------------------
                                                                          WEIGHTED AVERAGE
                                                             EXPENSE           PERIOD
                                                          -------------   ----------------
                                                          (IN MILLIONS)        (YEARS)
Stock Options...........................................       $39              1.73
Performance Shares......................................       $30              1.74
Restricted Stock Units..................................       $14              1.87


  Stock Options

     Stock Options are the contingent right of award holders to purchase shares of MetLife, Inc. common stock at a stated price for a limited time. All Stock Options have an exercise price equal to the closing price of MetLife, Inc. common stock reported on the New York Stock Exchange on the date of grant, and have a maximum term of ten years. The vast majority of Stock Options granted have become or will become exercisable at a rate of one-third of each award on each of the first three anniversaries of the grant date. Other Stock Options have become or will become exercisable on the third anniversary of the grant date. Vesting is subject to continued service, except for employees who are retirement eligible and in certain other limited circumstances.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A summary of the activity related to Stock Options for the year ended December 31, 2010 is as follows:

                                                                             WEIGHTED
                                                                             AVERAGE
                                                                            REMAINING      AGGREGATE
                                         SHARES UNDER   WEIGHTED AVERAGE   CONTRACTUAL     INTRINSIC
                                            OPTION       EXERCISE PRICE        TERM        VALUE (1)
                                         ------------   ----------------   -----------   -------------
                                                                             (YEARS)     (IN MILLIONS)
Outstanding at January 1, 2010.........   30,152,405         $38.51            5.50           $ --
Granted (2)............................    4,683,144         $35.06
Exercised..............................   (1,742,003)        $29.74
Expired................................     (154,947)        $47.78
Forfeited..............................     (236,268)        $34.64
                                          ----------
Outstanding at December 31, 2010.......   32,702,331         $38.47            5.30           $195
                                          ==========         ======            ====           ====
Aggregate number of stock options
  expected to vest at December 31,
  2010.................................   31,930,964         $38.62            5.21           $186
                                          ==========         ======            ====           ====
Exercisable at December 31, 2010.......   23,405,998         $40.43            4.00           $ 94
                                          ==========         ======            ====           ====



--------

   (1) The aggregate intrinsic value was computed using the closing share price on December 31, 2010 of $44.44 and December 31, 2009 of $35.35, as applicable.

   (2) The total fair value of the shares MetLife, Inc. granted on the date of the grant was $53 million.

     The fair value of Stock Options is estimated on the date of grant using a binomial lattice model. Significant assumptions used in MetLife, Inc.'s binomial lattice model, which are further described below, include: expected volatility of the price of MetLife, Inc. common stock; risk-free rate of return; expected dividend yield on MetLife, Inc. common stock; exercise multiple; and the post-vesting termination rate.

     Expected volatility is based upon an analysis of historical prices of MetLife, Inc. common stock and call options on that common stock traded on the open market. MetLife, Inc. uses a weighted-average of the implied volatility for publicly traded call options with the longest remaining maturity nearest to the money as of each valuation date and the historical volatility, calculated using monthly closing prices of MetLife, Inc.'s common stock. MetLife, Inc. chose a monthly measurement interval for historical volatility as it believes this better depicts the nature of employee option exercise decisions being based on longer-term trends in the price of the underlying shares rather than on daily price movements.

     The binomial lattice model used by MetLife, Inc. incorporates different risk-free rates based on the imputed forward rates for U.S. Treasury Strips for each year over the contractual term of the option. The table below presents the full range of rates that were used for options granted during the respective periods.

     Dividend yield is determined based on historical dividend distributions compared to the price of the underlying common stock as of the valuation date and held constant over the life of the Stock Option.

     The binomial lattice model used by MetLife, Inc. incorporates the contractual term of the Stock Options and then factors in expected exercise behavior and a post-vesting termination rate, or the rate at which vested options are exercised or expire prematurely due to termination of employment, to derive an expected life. Exercise behavior in the binomial lattice model used by MetLife, Inc. is expressed using an exercise multiple, which reflects the ratio of exercise price to the strike price of Stock Options granted at which holders of the Stock Options are expected to exercise. The exercise multiple is derived from actual historical exercise activity. The post-vesting termination rate is determined from actual historical exercise experience and expiration activity under the Incentive Plans.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents the weighted average assumptions, with the exception of risk-free rate, which is expressed as a range, used to determine the fair value of Stock Options issued:

                                                       YEARS ENDED DECEMBER 31,
                                               ---------------------------------------
                                                   2010          2009          2008
                                               -----------   -----------   -----------
Dividend yield...............................     2.11%         3.15%         1.21%
Risk-free rate of return.....................  0.35%-5.88%   0.73%-6.67%   1.91%-7.21%
Expected volatility..........................     34.41%        44.39%        24.85%
Exercise multiple............................      1.75          1.76          1.73
Post-vesting termination rate................     3.64%         3.70%         3.05%
Contractual term (years).....................       10            10            10
Expected life (years)........................       7             6             6
Weighted average exercise price of stock
  options granted............................     $35.06        $23.61        $59.48
Weighted average fair value of stock options
  granted....................................     $11.29        $8.37         $17.51


     MetLife, Inc. deducts 35% of the compensation amount of a Stock Option from its income on its tax return. The compensation amount is the price of shares on the date the Stock Option is exercised less the exercise price of the Stock Option. This tax benefit is allocated to the subsidiary of MetLife, Inc. that is the current or former employer of the associate, or is or was the principle for the non-employee insurance agent, who exercised the Stock Option.

     The following table presents a summary of Stock Option exercise activity for the:

                                                                 YEARS ENDED DECEMBER
                                                                          31,
                                                                ----------------------
                                                                2010       2009   2008
                                                                ----       ----   ----
                                                                     (IN MILLIONS)
Total intrinsic value of stock options exercised.........        $22        $ 1    $36
Cash received from exercise of stock options.............        $52        $ 8    $45
Tax benefit realized from stock options exercised........        $ 8        $--    $13


  Performance Shares

     Performance Shares are units that, if they vest, are multiplied by a performance factor to produce a number of final Performance Shares which are payable in shares of MetLife, Inc. common stock. Performance Shares are accounted for as equity awards, but are not credited with dividend-equivalents for actual dividends paid on MetLife, Inc. common stock during the performance period. Accordingly, the estimated fair value of Performance Shares is based upon the closing price of MetLife, Inc. common stock on the date of grant, reduced by the present value of estimated dividends to be paid on that stock during the performance period.

     Performance Share awards normally vest in their entirety at the end of the three-year performance period. Vesting is subject to continued service, except for employees who are retirement eligible and in certain other limited circumstances. Vested Performance Shares are multiplied by a performance factor of 0.0 to 2.0 based largely on MetLife, Inc.'s performance in change in annual net operating earnings and total shareholder return over the applicable three-year performance period compared to the performance of its competitors. A performance factor of 0.94 was applied for the January 1, 2007 -- December 31, 2009 performance period.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents a summary of Performance Share activity for the year ended December 31, 2010:

                                                                        WEIGHTED AVERAGE
                                                          PERFORMANCE      GRANT DATE
                                                             SHARES        FAIR VALUE
                                                          -----------   ----------------
Outstanding at January 1, 2010..........................   3,493,435         $38.43
Granted (1).............................................   1,528,065         $32.24
Forfeited...............................................     (58,176)        $30.06
Payable (2).............................................    (807,750)        $60.83
                                                           ---------
Outstanding at December 31, 2010........................   4,155,574         $31.91
                                                           =========         ======
Performance Shares expected to vest at December 31,
  2010..................................................   3,972,769         $33.40
                                                           =========         ======



--------

   (1) The total fair value of the shares MetLife, Inc. granted on the date of the grant was $49 million.

   (2) Includes both shares paid and shares deferred for later payment.

     Performance Share amounts above represent aggregate initial target awards and do not reflect potential increases or decreases resulting from the performance factor determined after the end of the respective performance periods. At December 31, 2010, the three year performance period for the 2008 Performance Share grants was completed, but the performance factor has not yet been calculated. Included in the immediately preceding table are 824,825 outstanding Performance Shares to which the performance factor will be applied.

  Restricted Stock Units

     Restricted Stock Units are units that, if they vest, are payable in shares of MetLife, Inc. common stock. Restricted Stock Units are accounted for as equity awards, but are not credited with dividend-equivalents for actual dividends paid on MetLife, Inc. common stock during the performance period. Accordingly, the estimated fair value of Restricted Stock Units is based upon the closing price of MetLife, Inc. common stock on the date of grant, reduced by the present value of estimated dividends to be paid on that stock during the performance period.

     The vast majority of Restricted Stock Units normally vest in their entirety on the third anniversary of their grant date. Other Restricted Stock Units normally vest in their entirety on the fifth anniversary of their grant date. Vesting is subject to continued service, except for employees who are retirement eligible and in certain other limited circumstances.

     The following table presents a summary of Restricted Stock Unit activity for the year ended December 31, 2010:

-------------------------------------------------------------------------------------------
                                                                           WEIGHTED AVERAGE
                                                        RESTRICTED STOCK      GRANT DATE
                                                              UNITS           FAIR VALUE
                                                        ----------------   ----------------
Outstanding at January 1, 2010........................       393,362            $28.05
Granted (1)...........................................       607,200            $32.32
Forfeited.............................................       (31,275)           $27.31
Payable (2)...........................................       (32,115)           $63.32
                                                             -------
Outstanding at December 31, 2010......................       937,172            $29.63
                                                             =======            ======
Restricted Stock Units expected to vest at December
  31, 2010............................................       937,172            $29.63
                                                             =======            ======



--------

   (1) The total fair value of the shares MetLife, Inc. granted on the date of the grant was $20 million.

   (2) Includes both shares paid and shares deferred for later payment.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the NAIC. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. Metropolitan Life Insurance Company and each of its U.S. insurance subsidiaries exceeded the minimum RBC requirements for all periods presented herein.

     The NAIC has adopted the Codification of Statutory Accounting Principles ("Statutory Codification"). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Department has adopted Statutory Codification with certain modifications for the preparation of statutory financial statements of insurance companies domiciled in New York. Modifications by the various state insurance departments may impact the effect of Statutory Codification on the statutory capital and surplus of Metropolitan Life Insurance Company and its insurance subsidiaries.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt, reporting of reinsurance contracts and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years. Further, statutory accounting principles do not give recognition to purchase accounting adjustments.

     Statutory net income (loss) of Metropolitan Life Insurance Company, a New York domiciled insurer, was $2,066 million, $1,221 million and ($338) million for the years ended December 31, 2010, 2009 and 2008, respectively. Statutory capital and surplus, as filed with the Department, was $13.2 billion and $12.6 billion at December 31, 2010 and 2009, respectively.

  DIVIDEND RESTRICTIONS

     Under New York State Insurance Law, Metropolitan Life Insurance Company is permitted, without prior insurance regulatory clearance, to pay stockholder dividends to MetLife, Inc. as long as the aggregate amount of all such dividends in any calendar year does not exceed the lesser of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). Metropolitan Life Insurance Company will be permitted to pay a dividend to MetLife, Inc. in excess of the lesser of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the Superintendent and the Superintendent does not disapprove the dividend within 30 days of its filing. Under New York State Insurance Law, the Superintendent has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its shareholders. The Department has established informal guidelines for such determinations. The guidelines, among other things, focus on the insurer's overall financial condition and profitability under statutory accounting practices. During the year ended December 31, 2010, Metropolitan Life Insurance Company paid a dividend of $631 million, of which $399 million was a transfer of securities. During the year ended December 31, 2009, Metropolitan Life Insurance Company did not pay a dividend. During the year ended December 31, 2008, Metropolitan Life Insurance Company distributed shares of RGA stock to

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


MetLife, Inc. as an in-kind extraordinary dividend of $1,318 million. The maximum amount of dividends which Metropolitan Life Insurance Company may pay in 2011 without prior regulatory approval is $1,321 million.

     Under Massachusetts State Insurance Law, NELICO is permitted, without prior insurance regulatory clearance, to pay stockholder dividends to Metropolitan Life Insurance Company as long as the amount of such dividends, when aggregated with all other dividends in the preceding 12 months, does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year. NELICO will be permitted to pay a dividend to Metropolitan Life Insurance Company in excess of the greater of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the Massachusetts Commissioner of Insurance (the "Commissioner") and the Commissioner does not disapprove the payment within 30 days of its filing. In addition, any dividend that exceeds statutory unassigned funds surplus as of the last filed annual statutory statement requires insurance regulatory approval. During the years ended December 31, 2010, 2009 and 2008, NELICO paid a dividend of $84 million, $19 million and $94 million, respectively. The maximum amount of dividends which NELICO may pay in 2011 without prior regulatory approval is $107 million.

     For the years ended December 31, 2010, 2009 and 2008, Metropolitan Life Insurance Company received dividends from non-insurance subsidiaries of $397 million, $148 million and $48 million, respectively.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2010, 2009 and 2008 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                           YEARS ENDED DECEMBER 31,
                                                         ----------------------------
                                                           2010      2009      2008
                                                         -------   -------   --------
                                                                 (IN MILLIONS)
Holding gains (losses) on investments arising during
  the year.............................................  $ 7,350   $12,267   $(18,334)
Income tax effect of holding gains (losses)............   (2,568)   (4,233)     6,273
Reclassification adjustments:
  Recognized holding (gains) losses included in current
     year income.......................................      (74)    1,021      1,214
  Amortization of premiums and accretion of discounts
     associated with investments.......................     (471)     (459)      (504)
Income tax effect......................................      190      (194)      (245)
Allocation of holding (gains) losses on investments
  relating to other policyholder amounts...............   (2,329)   (1,948)     3,592
Income tax effect of allocation of holding (gains)
  losses to other policyholder amounts.................      814       672     (1,231)
Unrealized investment loss on dividend of interests in
  subsidiary...........................................       --        --         88
Deferred income tax on unrealized investment loss on
  dividend of interests in subsidiary..................       --        --        (46)
                                                         -------   -------   --------
Net unrealized investment gains (losses), net of income
  tax..................................................    2,912     7,126     (9,193)
Foreign currency translation adjustments, net of income
  tax..................................................      (16)      (92)      (247)
Defined benefit plans adjustment, net of income tax....       98       (90)    (1,149)
                                                         -------   -------   --------
Other comprehensive income (loss)......................    2,994     6,944    (10,589)
Other comprehensive income (loss) attributable to
  noncontrolling interests.............................       (6)        5         --
Other comprehensive income (loss) attributable to
  noncontrolling interests of subsidiary at date of
  dividend of interests in subsidiary..................       --        --        150
Foreign currency translation adjustments attributable
  to noncontrolling interests of subsidiary at date of
  dividend of interests in subsidiary..................       --        --        107
Defined benefit plans adjustment attributable to
  noncontrolling interests of subsidiary at date of
  dividend of interests in subsidiary..................       --        --         (4)
                                                         -------   -------   --------
Other comprehensive income (loss) attributable to
  Metropolitan Life Insurance Company, excluding
  cumulative effect of change in accounting principle..    2,988     6,949    (10,336)
Cumulative effect of change in accounting principle,
  net of income tax expense (benefit) of $6 million,
  ($19) million and $0 (see Note 1)....................       10       (36)        --
                                                         -------   -------   --------
Other comprehensive income (loss) attributable to
  Metropolitan Life Insurance Company..................  $ 2,998   $ 6,913   $(10,336)
                                                         =======   =======   ========


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

16.  OTHER EXPENSES

     Information on other expenses was as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                           ------------------------
                                                            2010     2009     2008
                                                           ------   ------   ------
                                                                 (IN MILLIONS)
Compensation.............................................  $2,230   $2,433   $2,482
Pension, postretirement & postemployment benefit costs...     331      411      108
Commissions..............................................     651      758      901
Volume-related costs.....................................     173       36       29
Affiliated interest costs on ceded reinsurance...........   1,386    1,236    1,072
Capitalization of DAC....................................    (804)    (857)    (901)
Amortization of DAC and VOBA.............................     950      415    1,081
Interest expense on debt and debt issue costs............     217      166      192
Premium taxes, licenses & fees...........................     288      317      275
Professional services....................................     743      701      740
Rent, net of sublease income.............................     147      262      264
Other....................................................     (53)     131      335
                                                           ------   ------   ------
Total other expenses.....................................  $6,259   $6,009   $6,578
                                                           ======   ======   ======



  CAPITALIZATION OF DAC AND AMORTIZATION OF DAC AND VOBA

     See Note 6 for DAC and VOBA by segment and a rollforward of each including impacts of capitalization and amortization. See also Note 10 for a description of the DAC amortization impact associated with the closed block.

  INTEREST EXPENSE ON DEBT AND DEBT ISSUE COSTS

     See Note 11 for attribution of interest expense by debt issuance. Interest expense on debt and debt issue costs includes interest expense related to CSEs of $15 million for the year ended December 31, 2010, and $0 for both of the years ended December 31, 2009 and 2008. See Note 3.

  AFFILIATED EXPENSES

     Commissions, capitalization of DAC and amortization of DAC and VOBA include the impact of affiliated reinsurance transactions.

     See Notes 9, 11 and 19 for discussion of affiliated expenses included in the table above.

  LEASE IMPAIRMENTS

     See Note 13 for description of lease impairments included within other expenses.

  RESTRUCTURING CHARGES

     In September 2008, MetLife, Inc. began an enterprise-wide cost reduction and revenue enhancement initiative which is expected to be fully implemented by December 31, 2011. This initiative is focused on reducing complexity, leveraging scale, increasing productivity and improving the effectiveness of MetLife, Inc.'s and its subsidiaries' operations, as well as providing a foundation for future growth. Estimated restructuring costs may change as management continues to execute its restructuring plans. Restructuring charges associated with this

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


enterprise-wide initiative and allocated to the Company were included in other expenses within Corporate & Other and are as follows:

                                                                 YEARS ENDED DECEMBER
                                                                         31,
                                                                ---------------------
                                                                2010      2009   2008
                                                                ----     -----   ----
                                                                    (IN MILLIONS)
Balance at January 1,......................................     $ 19     $  61    $--
  Severance charges........................................       14        70     67
  Change in severance charge estimates.....................       (2)       (8)    (6)
  Cash payments............................................      (28)     (104)    --
                                                                ----     -----    ---
Balance at December 31,....................................     $  3     $  19    $61
                                                                ====     =====    ===
Restructuring charges incurred in current period...........     $ 12     $  62    $61
                                                                ====     =====    ===
Total restructuring charges incurred since inception of
  program..................................................     $135     $ 123    $61
                                                                ====     =====    ===



     For the years ended December 31, 2010, 2009 and 2008, the change in severance charge estimates of ($2) million, ($8) million and ($6) million, respectively, was due to changes in estimates for variable incentive compensation, COBRA benefits, employee outplacement services and for employees whose severance status changed.

     In addition to the above charges, the Company has recognized lease charges of $28 million associated with the consolidation of office space since the inception of the initiative.

     Management anticipates further restructuring charges, including severance, lease and asset impairments, will be incurred during the year ending December 31, 2011. However, such restructuring plans were not sufficiently developed to enable MetLife, Inc. to make an estimate of such restructuring charges at December 31, 2010.

17.  BUSINESS SEGMENT INFORMATION

     The Company is organized into three segments: Insurance Products, Retirement Products and Corporate Benefit Funding. In addition, the Company reports certain of its results of operations in Corporate & Other.

     Insurance Products offers a broad range of protection products and services to individuals and corporations, as well as other institutions and their respective employees, and is organized into three distinct businesses: Group Life, Individual Life and Non-Medical Health. Group Life insurance products and services include variable life, universal life and term life products. Individual Life insurance products and services include variable life, universal life, term life and whole life products. Non-Medical Health products and services include dental insurance, short- and long-term disability, long-term care and other insurance products. Retirement Products offers asset accumulation and income products, including a wide variety of annuities. Corporate Benefit Funding offers pension risk solutions, structured settlements, stable value and investment products and other benefit funding products. In the fourth quarter of 2010, management realigned certain income annuity products within the Company's segments to better conform to the way it manages and assesses its business and began reporting such product results in the Retirement Products segment, previously reported in the Corporate Benefit Funding segment. Accordingly, prior period results for these segments have been adjusted by $29 million and $13 million of operating losses, net of $15 million and $8 million of income tax benefits, for the years ended December 31, 2009 and 2008, respectively, to reflect such product reclassifications.

     Corporate & Other contains the excess capital not allocated to the segments, various start-up entities and run-off entities, as well as interest expense related to the majority of the Company's outstanding debt and expenses associated with certain legal proceedings and income tax audit issues. Corporate & Other also includes the

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


elimination of intersegment amounts, which generally relate to intersegment loans, which bear interest rates commensurate with related borrowings.

     Operating earnings is the measure of segment profit or loss the Company uses to evaluate segment performance and allocate resources. Consistent with GAAP accounting guidance for segment reporting, it is the Company's measure of segment performance reported below. Operating earnings does not equate to income
(loss) from continuing operations, net of income tax or net income (loss) as determined in accordance with GAAP and should not be viewed as a substitute for those GAAP measures. The Company believes the presentation of operating earnings herein as the Company measures it for management purposes enhances the understanding of its performance by highlighting the results from operations and the underlying profitability drivers of the businesses.

     Operating earnings is defined as operating revenues less operating expenses, net of income tax.

     Operating revenues is defined as GAAP revenues (i) less net investment gains (losses) and net derivative gains (losses); (ii) less amortization of unearned revenue related to net investment gains (losses) and net derivative gains (losses); (iii) plus scheduled periodic settlement payments on derivatives that are hedges of investments but do not qualify for hedge accounting treatment; and (iv) plus income from discontinued real estate operations.

     Operating expenses is defined as GAAP expenses (i) less changes in policyholder benefits associated with asset value fluctuations related to experience-rated contractholder liabilities; (ii) less costs related to noncontrolling interests; (iii) less amortization of DAC and VOBA and changes in the policyholder dividend obligation related to net investment gains (losses) and net derivative gains (losses); and (iv) plus scheduled periodic settlement payments on derivatives that are hedges of policyholder account balances but do not qualify for hedge accounting treatment.

     In addition, operating revenues and operating expenses do not reflect the consolidation of certain securitization entities that are VIEs as required under GAAP.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other for the years ended December 31, 2010, 2009 and 2008 and at December 31, 2010 and 2009. The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany sales, which are eliminated in consolidation. Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in the Company's businesses. As a part of the economic capital process, a portion of net investment income is credited to the segments based on the level of allocated equity. The Company allocates certain non-recurring items, such as expenses associated with certain legal proceedings, to Corporate & Other.

                                                   OPERATING EARNINGS
                                --------------------------------------------------------
                                                         CORPORATE
                                INSURANCE   RETIREMENT    BENEFIT    CORPORATE                               TOTAL
YEAR ENDED DECEMBER 31, 2010     PRODUCTS    PRODUCTS     FUNDING     & OTHER     TOTAL    ADJUSTMENTS   CONSOLIDATED
------------------------------  ---------   ----------   ---------   ---------   -------   -----------   ------------
                                                                    (IN MILLIONS)
REVENUES
Premiums......................   $16,615      $  608       $1,295      $    1    $18,519      $  --         $18,519
Universal life and investment-
  type
  product policy fees.........     1,363         515          196          --      2,074          1           2,075
Net investment income.........     5,344       2,274        3,830         146     11,594         11          11,605
Other revenues................       444          78          239         964      1,725         --           1,725
Net investment gains
  (losses)....................        --          --           --          --         --       (170)           (170)
Net derivative gains
  (losses)....................        --          --           --          --         --       (266)           (266)
                                 -------      ------       ------      ------    -------      -----         -------
  Total revenues..............    23,766       3,475        5,560       1,111     33,912       (424)         33,488
                                 -------      ------       ------      ------    -------      -----         -------
EXPENSES
Policyholder benefits and
  claims
  and policyholder dividends..    18,299         978        2,875         (18)    22,134         16          22,150
Interest credited to
  policyholder
  account balances............       507         712        1,251          --      2,470         53           2,523
Capitalization of DAC.........      (398)       (392)         (14)         --       (804)        --            (804)
Amortization of DAC and VOBA..       546         262           15           1        824        126             950
Interest expense on debt......         4           4            5         189        202         15             217
Other expenses................     2,968       1,320          425       1,181      5,894          2           5,896
                                 -------      ------       ------      ------    -------      -----         -------
  Total expenses..............    21,926       2,884        4,557       1,353     30,720        212          30,932
                                 -------      ------       ------      ------    -------      -----         -------
Provision for income tax
  expense
  (benefit)...................       645         208          350        (208)       995       (213)            782
                                 -------      ------       ------      ------    -------                    -------
OPERATING EARNINGS............   $ 1,195      $  383       $  653      $  (34)     2,197
                                 =======      ======       ======      ======
Adjustments to:
  Total revenues..............                                                      (424)
  Total expenses..............                                                      (212)
  Provision for income tax
     (expense) benefit........                                                       213
                                                                                 -------
INCOME (LOSS) FROM CONTINUING
  OPERATIONS, NET OF INCOME
  TAX.........................                                                   $ 1,774                    $ 1,774
                                                                                 =======                    =======




                                                                       CORPORATE
                                              INSURANCE   RETIREMENT    BENEFIT    CORPORATE
AT DECEMBER 31, 2010:                          PRODUCTS    PRODUCTS     FUNDING     & OTHER      TOTAL
--------------------------------------------  ---------   ----------   ---------   ---------   --------
                                                                    (IN MILLIONS)
TOTAL ASSETS................................   $123,915     $77,633     $143,530    $30,329    $375,407
SEPARATE ACCOUNT ASSETS.....................   $  8,343     $34,540     $ 54,946    $    --    $ 97,829
SEPARATE ACCOUNT LIABILITIES................   $  8,343     $34,540     $ 54,946    $    --    $ 97,829

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                   OPERATING EARNINGS
                                --------------------------------------------------------
                                                         CORPORATE
                                INSURANCE   RETIREMENT    BENEFIT    CORPORATE                               TOTAL
YEAR ENDED DECEMBER 31, 2009     PRODUCTS    PRODUCTS     FUNDING     & OTHER     TOTAL    ADJUSTMENTS   CONSOLIDATED
------------------------------  ---------   ----------   ---------   ---------   -------   -----------   ------------
                                                                    (IN MILLIONS)
REVENUES
Premiums......................   $16,651      $  553       $1,414      $   11    $18,629     $    --        $18,629
Universal life and investment-
  type
  product policy fees.........     1,486         441          145          --      2,072          (5)         2,067
Net investment income.........     4,968       2,006        3,466        (328)    10,112          77         10,189
Other revenues................       511          73          230         925      1,739          --          1,739
Net investment gains
  (losses)....................        --          --           --          --         --      (1,667)        (1,667)
Net derivative gains
  (losses)....................        --          --           --          --         --      (4,428)        (4,428)
                                 -------      ------       ------      ------    -------     -------        -------
  Total revenues..............    23,616       3,073        5,255         608     32,552      (6,023)        26,529
                                 -------      ------       ------      ------    -------     -------        -------
EXPENSES
Policyholder benefits and
  claims
  and policyholder dividends..    18,447         922        2,879           7     22,255          19         22,274
Interest credited to
  policyholder
  account balances............       513         754        1,366          --      2,633          36          2,669
Capitalization of DAC.........      (396)       (449)         (12)         --       (857)         --           (857)
Amortization of DAC and VOBA..       410         246           12           2        670        (255)           415
Interest expense on debt......         2          --            1         163        166          --            166
Other expenses................     3,145       1,391          422       1,320      6,278           7          6,285
                                 -------      ------       ------      ------    -------     -------        -------
  Total expenses..............    22,121       2,864        4,668       1,492     31,145        (193)        30,952
                                 -------      ------       ------      ------    -------     -------        -------
Provision for income tax
  expense
  (benefit)...................       498          61          187        (489)       257      (2,147)        (1,890)
                                 -------      ------       ------      ------    -------                    -------
OPERATING EARNINGS............   $   997      $  148       $  400      $ (395)     1,150
                                 =======      ======       ======      ======
Adjustments to:
  Total revenues..............                                                    (6,023)
  Total expenses..............                                                       193
  Provision for income tax
     (expense) benefit........                                                     2,147
                                                                                 -------
INCOME (LOSS) FROM CONTINUING
  OPERATIONS, NET OF INCOME
  TAX.........................                                                   $(2,533)                   $(2,533)
                                                                                 =======                    =======




                                                                       CORPORATE
                                              INSURANCE   RETIREMENT    BENEFIT    CORPORATE
AT DECEMBER 31, 2009:                          PRODUCTS    PRODUCTS     FUNDING     & OTHER      TOTAL
--------------------------------------------  ---------   ----------   ---------   ---------   --------
                                                                    (IN MILLIONS)
TOTAL ASSETS................................   $117,867     $70,201     $125,811    $29,078    $342,957
SEPARATE ACCOUNT ASSETS.....................   $  7,749     $28,442     $ 44,186    $    --    $ 80,377
SEPARATE ACCOUNT LIABILITIES................   $  7,749     $28,442     $ 44,186    $    --    $ 80,377

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                   OPERATING EARNINGS
                                --------------------------------------------------------
                                                         CORPORATE
                                INSURANCE   RETIREMENT    BENEFIT    CORPORATE                               TOTAL
YEAR ENDED DECEMBER 31, 2008     PRODUCTS    PRODUCTS     FUNDING     & OTHER     TOTAL    ADJUSTMENTS   CONSOLIDATED
------------------------------  ---------   ----------   ---------   ---------   -------   -----------   ------------
                                                                    (IN MILLIONS)
REVENUES
Premiums......................   $15,937      $  564       $1,933      $   10    $18,444     $    --        $18,444
Universal life and investment-
  type
  product policy fees.........     1,515         584          184          --      2,283           2          2,285
Net investment income.........     5,148       1,754        4,279        (119)    11,062          52         11,114
Other revenues................       510          57          349         966      1,882          --          1,882
Net investment gains
  (losses)....................        --          --           --          --         --      (1,529)        (1,529)
Net derivative gains
  (losses)....................        --          --           --          --         --       5,001          5,001
                                 -------      ------       ------      ------    -------     -------        -------
  Total revenues..............    23,110       2,959        6,745         857     33,671       3,526         37,197
                                 -------      ------       ------      ------    -------     -------        -------
EXPENSES
Policyholder benefits and
  claims
  and policyholder dividends..    17,637       1,009        3,500          22     22,168         247         22,415
Interest credited to
  policyholder
  account balances............       520         757        1,871           7      3,155          26          3,181
Capitalization of DAC.........      (484)       (396)         (13)         (8)      (901)         --           (901)
Amortization of DAC and VOBA..       513         390           16           9        928         153          1,081
Interest expense on debt......         1           2           --         189        192          --            192
Other expenses................     3,245       1,214          403       1,350      6,212          (6)         6,206
                                 -------      ------       ------      ------    -------     -------        -------
  Total expenses..............    21,432       2,976        5,777       1,569     31,754         420         32,174
                                 -------      ------       ------      ------    -------     -------        -------
Provision for income tax
  expense
  (benefit)...................       572         (25)         335        (336)       546       1,104          1,650
                                 -------      ------       ------      ------    -------                    -------
OPERATING EARNINGS............   $ 1,106      $    8       $  633      $ (376)     1,371
                                 =======      ======       ======      ======
Adjustments to:
  Total revenues..............                                                     3,526
  Total expenses..............                                                      (420)
  Provision for income tax
     (expense) benefit........                                                    (1,104)
                                                                                 -------
INCOME (LOSS) FROM CONTINUING
  OPERATIONS, NET OF INCOME
  TAX.........................                                                   $ 3,373                    $ 3,373
                                                                                 =======                    =======



     Net investment income is based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

     Operating revenues derived from any customer did not exceed 10% of consolidated operating revenues for the years ended December 31, 2010, 2009 and 2008. Substantially all of the Company's revenues originated in the United States.

18.  DISCONTINUED OPERATIONS

  REAL ESTATE

     The Company actively manages its real estate portfolio with the objective of maximizing earnings through selective acquisitions and dispositions. Income related to real estate classified as held-for-sale or sold is presented in discontinued operations. These assets are carried at the lower of depreciated cost or estimated fair value less expected disposition costs. Income from discontinued real estate operations, net of income tax, was $12 million, $11 million and $13 million for the years ended December 31, 2010, 2009 and 2008, respectively.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The carrying value of real estate related to discontinued operations was $4 million and $55 million at December 31, 2010 and 2009, respectively.

  OPERATIONS

  Reinsurance Group of America, Incorporated

     The following table presents the amounts related to the operations of RGA that have been reflected as discontinued operations (see Note 2) in the consolidated statements of operations:

-----------------------------------------------------------------------------------
                                                                      YEAR ENDED
                                                                  DECEMBER 31, 2008
                                                                  -----------------
Total revenues..................................................        $3,952
Total expenses..................................................         3,796
                                                                        ------
Income before provision for income tax..........................           156
Provision for income tax........................................            53
                                                                        ------
Income from discontinued operations, net of income tax,
  attributable to Metropolitan Life Insurance Company...........           103
Income from discontinued operations, net of income tax,
  attributable to noncontrolling interests......................            94
Loss in connection with the dividend of interests in subsidiary,
  net of income tax.............................................          (398)
                                                                        ------
Income (loss) from discontinued operations, net of income tax...        $ (201)
                                                                        ======



     The operations of RGA included direct policies and reinsurance agreements with Metropolitan Life Insurance Company and some of its subsidiaries. These agreements are generally terminable by either party upon 90 days written notice with respect to future new business. Agreements related to existing business generally are not terminable, unless the underlying policies terminate or are recaptured. These direct policies and reinsurance agreements do not constitute significant continuing involvement by the Company with RGA. Included in continuing operations in the Company's consolidated statements of operations are amounts related to these transactions, including ceded amounts that reduced premiums and fees by $117 million and ceded amounts that reduced policyholder benefits and claims by $90 million for the year ended December 31, 2008 that have not been eliminated as these transactions have continued after the RGA disposition.

19.  RELATED PARTY TRANSACTIONS

  SERVICE AGREEMENTS

     The Company has entered into various agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include personnel, policy administrative functions and distribution services. For certain of the agreements, charges are based on various performance measures or activity-based costing. The bases for such charges are modified and adjusted by management when necessary or appropriate to reflect fairly and equitably the actual incidence of cost incurred by the Company and/or affiliate. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $2,700 million, $2,965 million and $2,839 million for the years ended December 31, 2010, 2009 and 2008, respectively. The Company also entered into agreements with affiliates to provide additional services necessary to conduct the affiliates' activities. Typical services provided under these agreements include management, policy administrative functions, investment advice and distribution services. Expenses incurred by the Company related to these agreements, included in other expenses, were $1,189 million, $1,074 million and $815 million for the years

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


ended December 31, 2010, 2009 and 2008, respectively, and were reimbursed to the Company by these affiliates. The aforementioned expenses and fees incurred with affiliates were comprised of the following:

                                                           YEARS ENDED DECEMBER 31,
                                                           ------------------------
                                                            2010     2009     2008
                                                           ------   ------   ------
                                                                 (IN MILLIONS)
Compensation.............................................  $1,770   $2,255   $2,172
Commissions..............................................     801      638      658
Volume-related costs.....................................    (269)    (284)    (309)
Professional services....................................     (18)      --       --
Rent.....................................................     (28)      --       --
Other....................................................    (745)    (718)    (497)
                                                           ------   ------   ------
  Total other expenses...................................  $1,511   $1,891   $2,024
                                                           ======   ======   ======



     Revenues received from affiliates related to these agreements were recorded as follows:

                                                                 YEARS ENDED DECEMBER
                                                                          31,
                                                                ----------------------
                                                                2010       2009   2008
                                                                ----       ----   ----
                                                                     (IN MILLIONS)
Universal life and investment-type product policy fees...        $84        $55    $16
Other revenues...........................................        $34        $22    $17


     The Company had net payables to affiliates of $243 million and $205 million at December 31, 2010 and 2009, respectively, related to the items discussed above. These payables exclude affiliated reinsurance balances discussed in Note
9. See Notes 3, 8 and 11 for discussion of additional related party transactions.

20.  SUBSEQUENT EVENTS

  CREDIT FACILITY

     On February 1, 2011, MetLife, Inc. entered into a committed facility with a third-party bank to provide letters of credit for the benefit of Missouri Reinsurance (Barbados) Inc. ("MoRe"), a captive reinsurance subsidiary, to address its short-term solvency needs based on guidance from the regulator. This one-year facility provides for the issuance of letters of credit in amounts up to $350 million. Under the facility, a letter of credit for $250 million was issued on February 2, 2011 and increased to $295 million on February 23, 2011, which management believes satisfies MoRe's solvency requirements.

                                    PART II
                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

     (a) The financial statements and financial highlights comprising each of the individual Investment Divisions of the Separate Account and the report of the Independent Registered Public Accounting Firm thereto are contained in the Separate Account's Annual Report and are included in the Statement of Additional Information. The financial statements of the Separate Account include:


            (1) Statements of Assets and Liabilities as of December 31, 2010.
            (2) Statements of Operations for the year ended December 31, 2010.
            (3) Statements of Changes in Net Assets for the years ended
                December 31, 2010 and 2009.
            (4) Notes to the Financial Statements.

     (b) The consolidated financial statements of Metropolitan Life Insurance Company and subsidiaries and the report of the Independent Registered Public Accounting Firm are included in the Statement of Additional Information. The consolidated financial statements of Metropolitan Life Insurance Company and subsidiaries include:

            (1) Consolidated Balance Sheets as of December 31, 2010 and 2009.
            (2) Consolidated Statements of Operations for the years ended
                December 31, 2010, 2009 and 2008.
            (3) Consolidated Statements of Stockholder's Equity for the years ended December 31, 2010, 2009 and 2008.
            (4) Consolidated Statements of Cash Flows for the years ended
                December 31, 2010, 2009 and 2008.
            (5) Notes to the Consolidated Financial Statements.


     (B) EXHIBITS

     (1)       -- Resolution of the Board of Directors of Metropolitan Life
                  establishing Separate Account E.(1)
     (2)       -- Not applicable.
     (3)(a)    -- Principal Underwriting Agreement with MetLife Investors
                  Distribution Company. (15)

        (b) -- Form of Retail Sales Agreement (MLIDC Retail Sales Agreement 7-1-05)(LTC). (5)

          (i) Form of Enterprise Selling Agreement 02-10 (MetLife Investors Distribution Company Sales Agreement).(17)

        (c)    -- Participation Agreement--New England Zenith Fund. (3)
        (d)    -- Participation Agreement--American Funds Insurance Series. (2)

        (d)(i) -- Participation Agreement--American Funds Insurance Series - Summary (20)

        (e)    -- Participation Agreement--Met Investors Series Trust. (4)
          (i)  -- First Amendment to the Participation Agreement (16)


          (ii) -- Second Amendment to the Participation Agreement (16)


        (f)    -- Participation Agreement--Metropolitan Series Fund. (6)

     (4)       -- Form of Deferred Annuity Contract. (2)

        (a) -- ROTH Individual Retirement Annuity Endorsement--Form ML-446.2 (9/02). (8)

        (b)    -- 401(a)/403(a) Plan Endorsement. Form ML-401.2(9/02). (8)

        (c) -- Individual Retirement Annuity Endorsement. Form ML-408.2 (9/02). (9)

        (d)    -- Tax Sheltered Annuity Endorsement. Form ML-398-3 (12/08). (21)

          (i) -- Guaranteed Minimum Income Benefit Rider--Living Benefit--Form ML-560-8 NY (7/10) (22)

          (ii) -- Guaranteed Minimum Income Benefit--Contract Schedule--Form ML-EGMIB-NY (7/10) (22)

          (iii)-- Qualified Distribution Program Endorsement--Form ML-RMD (7/10) (22)

          (iv) -- Qualified Distribution Program Endorsement--Form ML-RMD-NY (7/10) (22)

        (e)    -- Enhanced Dollar Cost Averaging Rider Form ML-510-1 (5/05). (9)

        (f)    -- Non-Qualified Annuity Endorsement Form ML-NQ (11/04)-I. (10)

        (g) -- Designated Beneficiary Non-Qualified Annuity Endorsement. Form ML-NQ (11/05)-I. (11)

        (h) -- Guaranteed Minimum Income Benefit Rider - Living Benefit - ML-560-4 (4/08). (14)

          (i) -- Guaranteed Minimum Income Benefit -Contract Schedule (ML-EGMIB(4-08)). (13)

        (i)    -- Guaranteed Minimum Death Benefit(GMDB)Rider ML-640-1
                  (4/08). (14)

          (i) -- Guaranteed Minimum Death Benefit - Contract Schedule (ML-EDB (4-08)). (13)

     (5)       -- Form of Variable Annuity Application PPS-APP-09-08 MPP
                  (09/11) Fs (21)

     (6)(a)    -- Amended and Restated Charter of Metropolitan Life.(4)

        (b)    -- Amended and Restated By-Laws of Metropolitan Life.(7)

     (7)       -- Automatic Reinsurance Agreement between Metropolitan Life
                  Insurance Company and Exeter Reassurance Company, LTD. effective December 1, 2004 (Agreement No. 17258) (23)
                  i.   Amendment No. 1 as of May 1, 2005
                  ii.  Amendment No. 2 as of November 1, 2005
                  iii. Amendment No. 3 as of June 12, 2006
                  iv.  Amendment No. 4 as of February 26, 2007
                  v.   Amendment No. 5 as of June 30, 2007
                  vi.  Amendment No. 6 as of July 16, 2007

     (8)       -- Not applicable.

     (9)       -- Opinion and consent of counsel as to the legality of the securities being registered.(21)


    (10)       -- Consent of Independent Registered Public Accounting Firm.(21)


    (11)       -- Not applicable.

    (12)       -- Not applicable.

    (13)(a)    -- Powers of Attorney.(19)

------------------

1. Filed with Post-Effective Amendment No. 19 to Registration Statement
   No. 2-90380/811-4001 for Metropolitan Life Separate Account E on Form N-4 on February 27, 1996. As incorporated herein by reference.

2. Filed with Pre-Effective Amendment No.1 to Registration Statement No. 333-52366/811-4001 for Metropolitan Life Separate Account E on Form N-4 on August 3, 2001. As incorporated herein by reference.


3. Filed with Post-Effective Amendment No. 10 to Registration Statement No. 33-57320 for Metropolitan Life Separate Account UL on Form S-6 on September 18, 2000. As incorporated herein by reference.


4. Filed with Registration Statement No. 333-83716/811-4001 for Metropolitan Life Separate Account E on Form N-4 on March 5, 2002. As incorporated herein by reference.

5. Filed with Post-Effective Amendment No. 13 to Registration Statement No. 333-52366/811-4001 for Metropolitan Life Separate Account E on Form N-4 on April 25, 2006. As incorporated herein by reference.


6. Filed with Post-Effective Amendment No. 9 to Registration Statement 333-83716/811-4001 for Metropolitan Life Separate Account E on Form N-4 on September 10, 2007. As incorporated herein by reference.


7. Filed with Post-Effective Amendment No. 16 to Registration Statement No. 333-52366/811-4001 for Metropolitan Life Separate Account E on Form N-4 on January 16, 2008. As incorporated herein by reference.


8. Filed with Post-Effective Amendment No. 2 to Registration Statement No. 333-52366/811-4001 for Metropolitan Life Separate Account E on Form N-4 on April 10, 2003. As incorporated herein by reference.


9. Filed with Post-Effective Amendment No. 7 to Registration Statement No. 333-52366/811-4001 for Metropolitan Life Separate Account E on Form N-4 on April 8, 2005. As incorporated herein by reference.


10. Filed with Post-Effective Amendment No. 6 to Registration Statement No. 333-52366/811-4001 for Metropolitan Life Separate Account E on Form N-4 on May 18, 2004. As incorporated herein by reference.


11. Filed with Post-Effective Amendment No. 8 to Registration Statement No. 333-52366/811-4001 for Metropolitan Life Separate Account E on Form N-4 on July 29, 2005. As incorporated herein by reference.


12. Filed with Post-Effective Amendment No. 12 to Registration Statement No. 333-52366/811-4001 for Metropolitan Life Separate Account E on Form N-4 on April 5, 2006. As incorporated herein by reference.


13. Filed with Post-Effective Amendment No. 18 to Registration Statement No. 333-52366/811-4001 for Metropolitan Life Separate Account E on Form N-4 on March 31, 2008. As incorporated herein by reference.


14. Filed with Post-Effective Amendment No. 17 to Registration Statement No. 333-52366/811-4001 for Metropolitan Life Separate Account E on Form N-4 on January 17, 2008. As incorporated herein by reference.


15. Filed with Post-Effective Amendment No. 3 to Registration Statement No. 333-133675/811-07534 for Paragon Separate Account B on Form N-6 on February 6, 2008. As incorporated herein by reference.

16. Filed with Post-Effective Amendment No. 1 to Registration Statement No. 333-153109/811-04001 for Metropolitan Life Separate Account E on Form N-4 on April 15, 2009. As incorporated herein by reference.

17. Filed with Post-Effective Amendment No. 14 to Registration Statement File No. 333 83716/811-4001 for Metropolitan Life Separate Account E on Form N-4 on April 13, 2010. As incorporated herein by reference.

18. Filed with Post-Effective Amendment No. 7 to Registration Statement No. 333-52366/811-4001 for Metropolitan Life Separate Account E on Form N-4 on April 8, 2005. As incorporated herein by reference.

19. Filed herewith. Powers of Attorney for Eduardo Castro-Wright, Cheryl W. Grise, C. Robert Henrikson, R. Glenn Hubbard, John M. Keane, Alfred F. Kelly, Jr., James M. Kilts, Catherine R. Kinney, Hugh B. Price, David Satcher, Kenton J. Sicchitano, Lulu C. Wang, William J. Wheeler, Peter M. Carlson and Steven A. Kandarian.

20. Filed with Post-Effective Amendment No. 15 to Registration Statement File No. 333-83716/811-04001 for Metropolitan Life Separate Account E on Form N-4 on April 12, 2011. As incorporated herein by reference.

21. Filed herewith.

22. Filed with Post-Effective Amendment No. 5 to Registration Statement File No. 333-153109/811-04001 for Metropolitan Life Separate Account E on Form N-4 on April 12, 2011. As incorporated herein by reference.

23. Filed with Post-Effective Amendment No. 18 to Registration Statement File No. 333-52366/811-04001 for Metropolitan Life Separate Account E on Form N-4 on March 31, 2008. As incorporated herein by reference.

ITEM 25. DIRECTORS AND OFFICERS OF DEPOSITOR

NAME, PRINCIPAL OCCUPATION AND BUSINESS ADDRESS   POSITION AND OFFICES WITH DEPOSITOR
-----------------------------------------------   -----------------------------------

C. Robert Henrikson                               Director and Chairman of the Board
MetLife, Inc. and Metropolitan Life Insurance
Company
Chairman of the Board
200 Park Avenue
New York, New York 10166

Steven A. Kandarian                               Director, President and Chief Executive Officer
MetLife, Inc. and Metropolitan Life Insurance
Company
President and Chief Executive Officer
1095 Avenue of the Americas
New York, NY 10036


Sylvia Mathews Burwell                            Director
President, Global Development Program
The Bill and Melinda Gates Foundation
1432 Elliott Avenue W
Seattle, WA 98102


Eduardo Castro-Wright                             Director
Vice Chairman
Wal-Mart Stores, USA
702 Southwest 8th Street
Bentonville, AR 72716

Cheryl W. Grise                                   Director
MetLife, Inc. and Metropolitan Life Insurance
Company
200 Park Avenue
New York, New York 10166


R. Glenn Hubbard                                  Director
Dean and Russell L. Carson Professor of
Finance and Economics
Graduate School of Business
Columbia University
Uris Hall-Rm 101
3022 Broadway
New York, NY 10027-6902


John M. Keane                                     Director
MetLife, Inc. and Metropolitan Life Insurance
Company
200 Park Avenue
New York, New York 10166


Alfred F. Kelly, Jr.                              Director
President
American Express Company
200 Vesey Street
New York, NY 10285


James M. Kilts                                    Director
Partner
Centerview Partners
Management, LLC
31 West 52nd Street
NY, NY 10019

Catherine R. Kinney                               Director
MetLife, Inc. and Metropolitan Life Insurance
Company
200 Park Avenue
New York, New York 10166


Hugh B. Price                                     Director
Senior Fellow
Brookings Institution
1775 Massachusetts Avenue, N.W.
Washington, DC 20036

David Satcher                                     Director
Director of Satcher Health Leadership
Institute and Center of Excellence on
Health Disparities
Morehouse School of Medicine
720 Westview Drive, S.W. Suite 238
Atlanta, GA 30310-1495


Kenton J. Sicchitano                              Director
MetLife, Inc. and Metropolitan Life Insurance
Company
200 Park Avenue
New York, New York 10166

Lulu C. Wang                                      Director
Chief Executive Officer
Tupelo Capital Management LLC
12 East 49th Street #1700
NY, NY, 10017


     Set forth below is a list of certain principal officers of MetLife. The principal business address of each officer of MetLife is 200 Park Avenue, New York, New York 10166



NAME                       POSITION WITH METLIFE
-------------------------  -----------------------------------------------------
C. Robert Henrikson        Chairman of the Board

Steven A. Kandarian        President and Chief Executive Officer

William J. Mullaney        President, U.S. Business

William J. Toppeta         President, International Business

Peter M. Carlson           Executive Vice President and Chief Accounting Officer

Nicholas D. Latrenta       Executive Vice President and General Counsel

Maria R. Morris            Executive Vice President, Technology and Operations

William J. Wheeler         Executive Vice President and Chief Financial Officer

Frans Hijkoop              Executive Vice President and Chief Human Resources Officer

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


        The registrant is a separate account of Metropolitan Life Insurance Company under the New York Insurance law. Under said law the assets allocated to the separate account are the property of Metropolitan Life Insurance Company, which is a wholly-owned subsidiary of MetLife, Inc. The following outline indicates those persons who are controlled by or under common control with Metropolitan Life Insurance Company:

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                                AS OF JUNE 30, 2011

The following is a list of subsidiaries of MetLife,  Inc. updated as of June
30, 2011. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

      1. Federal Flood Certification Corp. (TX)

      2. MetLife Affiliated Insurance Agency LLC (DE)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)


      1.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     2.     Plaza Drive Properties, LLC (DE)

     3.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Chile Inversiones Limitada (Chile)- 91.15% is owned by MetLife, Inc., 8.84% is owned by Inversiones MetLife Holdco Dos Limitada and 0.01% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

G. Metropolitan Life Seguros de Vida S.A. (Uruguay) - 99.9994% is owned by MetLife, Inc. and 0.0006% is owned by Oscar Schmidt.

H.    MetLife Securities, Inc. (DE)

I.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (TX)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

J.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

K.    MetLife Investors Insurance Company (MO)

L.    First MetLife Investors Insurance Company (NY)

M.    Walnut Street Securities, Inc. (MO)

N.    Newbury Insurance Company, Limited (Bermuda)

O.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Advisers, LLC (MA)

P.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Seguros de Vida S.A. (Argentina)- 96.7372% is owned by MetLife International Holdings, Inc. and 3.2628% is owned by Natiloportem Holdings, Inc.


      6. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc., 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      7.    MetLife Global, Inc. (DE)

      8. MetLife Administradora de Fundos Multipatrocinados Ltda. (Brazil) - 95.46% is owned by MetLife International Holdings, Inc. and 4.54% is owned by Natiloportem Holdings, Inc.

      9.    MetLife Insurance Limited (United Kingdom)

      10.   MetLife Limited (United Kingdom)

      11. MetLife Insurance S.A./NV (Belgium) - 99.99999% of MetLife Insurance S.A./NV is owned by MetLife International Holdings, Inc. and 0.00001% by Natiloportem Holdings, Inc.

      12.   MetLife Services Limited (United Kingdom)

      13.   MetLife Europe R Limited (Ireland)

      14. MetLife Seguros de Retiro S.A. (Argentina) - 96.8488% is owned by MetLife International Holdings, Inc. and 3.1512% is owned by Natiloportem Holdings, Inc.

      15. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 95% is owned by MetLife International Holdings Inc.

      16. Compania Previsional MetLife S.A. (Brazil) - 95.46% is owned by MetLife International Holdings, Inc. and 4.54% is owned by Natiloportem Holdings, Inc.


            a) Met AFJP S.A. (Argentina) - 75.41% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife S.A., 19.59% is owned by MetLife Seguros de Vida S.A., 3.97% is held by Natiloportem Holdings, Inc. and 1.03% is held by MetLife Seguros de Retiro S.A.


      17.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., LTD. (Japan)

            c)    MetLife Limited (Hong Kong)

      18.   MetLife NC Limited (Ireland)

      19.   MetLife Europe Services Limited (Ireland)

      20.   MetLife International Limited, LLC (DE)

      21. MetLife Planos Odontologicos Ltda. (Brazil) - 99.999% is owned by MetLife International Holdings, Inc. and .001% is owned by Natiloportem Holdings, Inc.

      22.   MetLife Ireland Holdings One Limited (Ireland)

            a) MetLife Global Holdings Corporation S.A. de C.V. (Mexico) - 98.9% is owned by MetLife Ireland Holdings One Limited and 1.1% is owned by MetLife International Limited, LLC.

                  i)    MetLife Ireland Treasury Limited (Ireland)

                        a)    MetLife General Insurance Limited (Australia)

                        b)    MetLife Insurance Limited (Australia)

                              1) MetLife Services (Singapore) PTE Limited (Singapore)

                              2)    The Direct Call Centre PTY Limited
                                    (Australia)

                              3)    MetLife Investments PTY Limited (Australia)

                                    aa)   MetLife Insurance and Investment Trust
                                          (Australia) - MetLife Insurance and
                                          Investment Trust is a trust vehicle,
                                          the trustee of which is MetLife
                                          Investments PTY Limited ("MIPL"). MIPL
                                          is a wholly owned subsidiary of
                                          MetLife Insurance Limited.

                  ii) Metropolitan Global Management, LLC (DE) - 99.7% is owned by MetLife Global Holdings Corporation, S.A. de C.V. and 0.3% is owned by MetLife International Holdings, Inc.

                        a) MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by Metropolitan Global Management, LLC and 2.5262% is owned by MetLife International Holdings, Inc.

                        b) MetLife Mexico Servicios, S.A. de C.V. (Mexico) - 98% is owned by Metropolitan Global Management, LLC and 2% is owned by MetLife International Holdings, Inc.

                        c) MetLife Mexico S.A. (Mexico)- 98.70541% is owned by Metropolitan Global Management, LLC and 1.29459% is owned by MetLife International Holdings, Inc.

                              1) MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

                                    aa)    Met1 SIEFORE, S.A. de C.V. (Mexico)-
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    bb)    Met2 SIEFORE, S.A. de C.V. (Mexico)-
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    cc)    MetA SIEFORE Adicional, S.A. de C.V.
                                           (Mexico)- 99.99% is owned by MetLife
                                           Afore, S.A. de C.V. and 0.01% is
                                           owned by MetLife Mexico S.A.

                                    dd)    Met3 SIEFORE Basica, S.A. de C.V.
                                           (Mexico) - 99.99% is owned by MetLife
                                           Afore, S.A. de C.V. and 0.01% is
                                           owned by MetLife Mexico S.A.

                                    ee)    Met4 SIEFORE, S.A. de C.V. (Mexico) -
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    ff)    Met5 SIEFORE, S.A. de C.V. (Mexico) -
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                              2)    ML Capacitacion Comercial S.A. de C.V.
                                    (Mexico) - 99% is owned by MetLife Mexico
                                    S.A. and 1% is owned by MetLife Mexico
                                    Cares, S.A. de C.V.

                        d) MetLife Insurance Company of Korea Limited (South Korea)- 14.64% is owned by MetLife Mexico, S.A. and 85.36% is owned by Metropolitan Global Management, LLC.

      23. Inversiones Metlife Holdco Dos Limitada (Chile)- 99% is owned by Metlife International Holdings, Inc. and 1% is owned by Natiloportem Holdings, Inc.

      24.   MetLife Asia Pacific Limited (Hong Kong)

Q.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

            a)    Park Twenty Three Investments Company (United Kingdom)

                  i) Convent Station Euro Investments Four Company (United Kingdom)

                        a) One Madison Investments (Cayco) Limited (Cayman Islands)- 99.99999% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company and 0.00001% by St. James Fleet Investments Two Limited.

      3. CRB Co., Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      4.    MLIC Asset Holdings II LLC (DE)

      5.    Thorngate, LLC (DE)

      6.    Alternative Fuel I, LLC (DE)

      7.    Transmountain Land & Livestock Company (MT)

      8.    MetPark Funding, Inc. (DE)

      9.    HPZ Assets LLC (DE)

      10.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      11.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      12.   MetLife Real Estate Cayman Company (Cayman Islands)

      13.   MetCanada Investments Ltd. (Canada)

      14.   MetLife Private Equity Holdings, LLC (DE)

      15.   23rd Street Investments, Inc. (DE)

            a) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

            b) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

      16.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      17.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      18.   MetLife Investments Asia Limited (Hong Kong)

      19. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      20. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      21.   New England Life Insurance Company (MA)

            a)    New England Securities Corporation (MA)

      22.   GenAmerica Financial, LLC (DE)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  i)    GALIC Holdings LLC (DE)

      23.   Corporate Real Estate Holdings, LLC (DE)

      24. Ten Park SPC (Cayman Islands) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      25.   MetLife Tower Resources Group, Inc. (DE)

      26.   Headland - Pacific Palisades, LLC (CA)

      27. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      28.   Krisman, Inc. (MO)

      29.   Special Multi-Asset Receivables Trust (DE)

      30.   White Oak Royalty Company (OK)

      31.   500 Grant Street GP LLC (DE)

      32. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC.

      33.   MetLife Canada/MetVie Canada (Canada)

      34.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 i)   MetLife Associates LLC (DE)

      35.   Euro CL Investments LLC (DE)

      36.   MEX DF Properties, LLC (DE)

      37. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      38.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (United Kingdom)

      39.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      40.   MLIC Asset Holdings, LLC (DE)

      41.   85 Broad Street Mezzanine LLC (DE)

            a)   85 Broad Street LLC (DE)

      42.   The Building at 575 Fifth Avenue Mezzanine LLC (DE)

            a)   The Building at 575 Fifth LLC (DE)

      43. CML Columbia Park Fund I, LLC (DE)- 10% of membership interest is held by MetLife Insurance Company of Connecticut and 90% membership interest is held by Metropolitan Life Insurance Company.

      44. Para-Met Plaza Associates (FL)- 75% of the General Partnership is held by Metropolitan Life Insurance Company and 25% of the General Partnership is held by Metropolitan Tower Realty Company, Inc.

      45.   MLIC CB Holdings LLC (DE)

R.    MetLife Capital Trust IV (DE)

S. MetLife Insurance Company of Connecticut (CT) - 86.72% is owned by MetLife, Inc. and 13.28% by MetLife Investors Group, Inc.

      1.    MetLife Property Ventures Canada ULC (Canada)


      2. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut and 33% is owned by third party.

      3.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut and 33% is owned by third party.

      4.    Metropolitan Connecticut Properties Ventures, LLC (DE)

            a)    ML/VCC UT West Jordan, LLC (DE)

      5.    MetLife Canadian Property Ventures LLC (NY)

      6.    Euro TI Investments LLC (DE)

      7.    Greenwich Street Investments, L.L.C. (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      8. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      9.    Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

      10.   TIC European Real Estate LP, LLC (DE)

      11.   MetLife European Holdings, LLC (DE)

            a) MetLife Europe Limited (Ireland)

               i) MetLife Pension Trustees Limited (United Kingdom)

            b) MetLife Assurance Limited (United Kingdom)

      12.   Travelers International Investments Ltd. (Cayman Islands)

      13.   Euro TL Investments LLC (DE)

      14.   Corrigan TLP LLC (DE)

      15.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  i)    Panther Valley, Inc. (NJ)

      16. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      17.   MetLife Investors USA Insurance Company (DE)

            a)    MetLife Renewables Holding, LLC (DE)

                  i)    Greater Sandhill I, LLC (DE)

      18.   TLA Holdings II LLC (DE)

      19.   TLA Holdings III LLC (DE)

      20. MetLife Greenstone Southeast Ventures, LLC (DE) - 95% of MetLife Greenstone Southeast Ventures, LLC is owned by MetLife Insurance Company of Connecticut and 5% is owned by Metropolitan Connecticut Properties Ventures, LLC.

            a)    MLGP Lakeside, LLC (DE)

T.    MetLife Reinsurance Company of South Carolina (SC)

U.    MetLife Investment Advisors Company, LLC (DE)

V.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

W.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           a)    MetLife Services East Private Limited (India)


           b) MetLife Global Operations Support Center Private Limited (India) - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.


X.    SafeGuard Health Enterprises, Inc. (DE)

      1.   MetLife Health Plans, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

Y.    MetLife Capital Trust X (DE)

Z.    Cova Life Management Company (DE)

AA.   MetLife Reinsurance Company of Charleston (SC)

AB.   MetLife Reinsurance Company of Vermont (VT)

AC.   Delaware American Life Insurance Company (US)

      1.    GBN, LLC (US)

AD.   American Life Insurance Company (ALICO) (US)

      1.    ALICO Nagasaki Operation Yugen Kaisha (Japan)

      2.    Communication One Kabushiki Kaisha (Japan)

      3.    Financial Learning Kabushiki Kaisha (Japan)

      4. Pharaonic American Life Insurance Company (Egypt) - 84.125% of Pharaonic American Life Insurance Company is owned by ALICO and the remaining interests are owned by third parties.

      5.    A.I.G. Limited (Nigeria)

      6.    ALICO Limited (Nigeria)

      7.    American Life Limited (Nigeria)

      8. American Life Insurance Company (Pakistan) Ltd. (Pakistan) - 66.47% of American Life Insurance Company (Pakistan) Ltd. is owned by ALICO and the remaining interests are owned by third parties.

      9.    American Life Hayat Sigorta A.S. (Turkey)

      10.   ALICO (Bulgaria) Zhivotozastrahovatelno Druzestvo EAD (Bulgaria)

      11.   Amcico pojist'ovna a.s. (Czech Republic)

      12.   MetLife S.A. (France)

            a) ALICO Direct (France) - 50% of ALICO Direct is owned by MetLife S.A. and the remaining interests by AIG Europe, S.A.

            b)    ALICO Solutions S.A.S. (France)

      13. ALICO Mutual Fund Management Company (Greece) - 90% of ALICO Mutual Fund Management Company is owned by ALICO and the remaining interests are owned by third parties.

      14. Hestis S.A. (France) - 66.06% of Hestis S.A. is owned by ALICO and the remaining interests are owned by third parties.

      15. AHICO First American Hungarian Insurance Company (Elso Amerikai-Magyar Biztosito) Zrt (Hungary)

            a)    First Hungarian-American Insurance Agency Limited (Hungary)

      16.   ALICO Life International Limited (Ireland)

      17.   ALICO Isle of Man Limited (Isle of Man)

      18.   ALICO Italia S.p.A. (Italy)

            a) Agenvita S.r.L. (Italy) - 95% of Agenvita S.r.L. is owned by ALICO Italia S.p.A., the remaining 5% is owned by ALICO.

      19. AMPLICO Life-First American Polish Life Insurance & Reinsurance Company, S.A. (Poland)

            a)    Amplico Services Sp z.o.o. (Poland)

            b)    AMPLICO Towartzystwo Funduszky Inwestycyjnych, S.A. (Poland)

            c) AMPLICO Powszechne Towartzystwo Emerytalne S.A. (Poland) - 50% of AMPLICO Powszechne Towarzystwo Emerytalne S.A. is owned by AMPLICO Life-First American Polish Life Insurance & Reinsurance Company, S.A. and the remaining 50% is owned by ALICO.

      20.   ALICO Asigurari Romania S.A. (Romania)

            a) ALICO Societate de Administrare a unui Fond de Pensii Administrat Privat S.A. (Romania) - 99.9748% of ALICO Societate de Administrare a unui Fond de Pensii Administrat Privat S.A. is owned by ALICO Asigurari Romania S.A. and .0252% is owned by AMPLICO Services Sp z.o.o.

            b)    ALICO Training and Consulting S.R.I. (Romania)

      21.   International Investment Holding Company Limited (Russia)

      22.   ALICO European Holdings Limited (Ireland)

            a)    ZAO Master D (Russia)

                  i) ZAO ALICO Insurance Company (Russia) - 51% of ZAO ALICO Insurance Company is owned by ZAO Master D and 49% is owned by ALICO.

      23.   MetLife Akcionarska Drustvoza za Zivotno Osiguranje (Serbia)

      24.   AMSLICO poist'ovna ALICO a.s. (Slovakia)

            a)    ALICO Services Central Europe s.r.o. (Slovakia)

            b)    ALICO Funds Central Europe sprav.spol., a.s. (Slovakia)

      25. ALICO AIG Europe A.I.E. (Spain) - 50% of Alico AIG Europe A.I.E. is owned by ALICO and the remaining interests are owned by a third party.

      26.   ALICO Gestora de Fondos y Planos de Pensiones S.A. (Spain)

      27.   ALICO Management Services Limited (United Kingdom)

      28.   ZEUS Administration Services Limited (United Kingdom)

      29.   ALICO Trustees (UK) Ltd. (United Kingdom) - 50% of ALICO Trustees
            (UK) Ltd. is owned by ALICO and the remaining interests are owned by International Technical and Advisory Services Limited.

      30.   PJSC ALICO Ukraine (Ukraine)

      31.   Borderland Investments Limited (USA-Delaware)

            a)    ALICO Hellas Single Member Limited Liability Company (Greece)

      32.   International Technical and Advisory Services Limited (USA-Delaware)

      33.   International Services Incorporated (USA-Delaware)

      34.   ALICO Operations Inc. (USA-Delaware)

            a)    ALICO Asset Management Corp. (Japan)

      35. ALICO Compania de Seguros de Retiro, S.A. (Argentina) - 90% of ALICO Compania de Seguros de Retiro, S.A. is owned by ALICO and 10% by International Technical & Advisory Services.

      36. ALICO Compania de Seguros, S.A. (Argentina) - 90% of ALICO Compania de Seguros, S.A. is owned by ALICO and 10% by International Technical & Advisory Services.

      37. ALICO Colombia Seguros de Vida S.A. (Colombia) - 94.989811% of ALICO Colombia Seguros de Vida S.A. is owned by ALICO, 5.0100030% is owned by International Technical and Advisory Services Limited and the remaining interests are owned by third parties.

      38. Inversiones Interamericana S.A. (Chile) 99.99% of Inversiones Interamericana S.A. is owned by ALICO and .01% by International Technical & Advisory Services.

            a) Administradora de Fondos Para la Vivienda Intercajas S.A. (Chile) - 40% of Administradora De Fondos Para la Vivienda Intercajas S.A. is owned by Inversiones Interamericana S.A. and the remaining interests are owned by a third party.

            b)    La Interamericana Compania de Seguros de Vida S.A. (Chile)

            c) ALICO Costa Rica S.A. (Costa Rica) - 99.99% of ALICO Costa Rica S.A. is owned by Inversiones Interamericana S.A. and .01% by La Interamericana Compania de Seguros de Vida S.A.

            d) Legal Chile S.A. (Chile) - 51% of Legal Chile S.A. is owned by Inversiones Interamericana S.A. and the remaining interests by a third party.

                  i) Legagroup S.A. (Chile) - 99% is owned by Legal Chile and 1% is owned by a third party.

      39.   ALICO Mexico Compania de Seguros, S.A. de C.V. (Mexico)

      40.   ALICO Services, Inc. (Panama)

      41.   American Life and General Insurance Company (Trinidad & Tobago) Ltd.
            - 80.92373% of American Life and General Insurance Company (Trinidad & Tobago) Ltd. is owned by ALICO and the remaining interests are owned by a third party.

            a)    ALGICO Properties, Ltd. (Trinidad & Tobago)

      42.   ALICO Compania de Seguros de Vida, S.A. (Uruguay)

      43. ALICO Properties, Inc. (USA-Delaware) - 51% of ALICO Properties, Inc. is owned by ALICO and the remaining interests are owned by a third party.

      44.   Global Properties, Inc. (USA-Delaware)

      45.   Alpha Properties, Inc. (USA-Delaware)

      46.   Beta Properties, Inc. (USA-Delaware)

      47.   Delta Properties Japan, Inc. (USA-Delaware)

      48.   Epsilon Properties Japan, Inc. (USA)

      49.   Iris Properties, Inc. (USA-Delaware)

      50.   Kappa Properties Japan, Inc. (USA-Delaware)

1) The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

2) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

3) The MetLife, Inc. organizational chart does not include real estate joint ventures and partnerships of which MetLife, Inc. and/or its subsidiaries is an investment partner. In addition, certain inactive subsidiaries have also been omitted.

ITEM 27. NUMBER OF CONTRACT OWNERS

       As of June 30, 2011, there were 747,946 owners of qualified contracts and 183,805 owners of non-qualified contracts offered by the Registrant (Metropolitan Life Separate Account E).


ITEM 28. INDEMNIFICATION

        UNDERTAKING PURSUANT TO RULE 484(B)(1) UNDER THE SECURITIES ACT OF 1933

        MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors & Officers Liability and Corporate Reimbursement Insurance Policy with a limit of $400 million. The directors and officers of Metropolitan Life Insurance Company ("Metropolitan"), a subsidiary of MetLife, Inc. are also covered under the Financial Institutions Bond as well as under the directors' and officers' liability policy. A provision in Metropolitans by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of Metropolitan.

        Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Metropolitan pursuant to the foregoing provisions, or otherwise, Metropolitan has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Metropolitan of expenses incurred or paid by a director, officer or controlling person of Metropolitan in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Metropolitan will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 29. PRINCIPAL UNDERWRITERS

(a) MetLife Investors Distribution Company is the principal underwriter and distributor of the Contracts. MetLife Investors Distribution Company is the principal underwriter for the following investment companies:

   Met Investors Series Trust
   Metropolitan Series Fund, Inc.
   Metropolitan Life Separate Account E
   Metropolitan Life Separate Account UL
   Metropolitan Tower Separate Account One
   Metropolitan Tower Separate Account Two
   MetLife Investors USA Separate Account A
   MetLife Investors USA Variable Life Account A
   MetLife Investors Variable Annuity Account One
   MetLife Investors Variable Annuity Account Five
   MetLife Investors Variable Life Account One
   MetLife Investors Variable Life Account Five
   First MetLife Investors Variable Annuity Account One
   General American Separate Account Eleven
   General American Separate Account Twenty- Eight
   General American Separate Account Twenty- Nine
   General American Separate Account Two
   Security Equity Separate Account 26
   Security Equity Separate Account 27
   MetLife of CT Separate Account Eleven for Variable Annuities MetLife of CT Separate Account QPN for Variable Annuities MetLife of CT Fund UL for Variable Life Insurance
   MetLife of CT Fund UL II for Variable Life Insurance
   MetLife of CT Fund UL III for Variable Life Insurance MetLife of CT Variable Life Insurance Separate Account One MetLife of CT Variable Life Insurance Separate Account Two MetLife of CT Variable Life Insurance Separate Account Three Metropolitan Life Variable Annuity Separate Account I Metropolitan Life Variable Annuity Separate Account II Paragon Separate Account A
   Paragon Separate Account B
   Paragon Separate Account C
   Paragon Separate Account D

(b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL
BUSINESS ADDRESS             POSITIONS AND OFFICES WITH UNDERWRITER
---------------------------  ---------------------------------------------------
Michael K. Farrell           Director
10 Park Avenue, 1st Floor
Morristown, NJ 07962

Craig W. Markham             Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta           Director
1095 Avenue of the Americas
New York, New York 10036

Paul A. Sylvester            President, National Sales Manager- Annuities & LTC
10 Park Avenue
Morristown, NJ 07962


Elizabeth M. Forget          Executive Vice President
1095 Avenue of the Americas
New York, New York 10036


Paul A. LaPiana              Executive Vice President, National Sales
5 Park Plaza                 Manager-Life
Suite 1900
Irvine, CA 92614

Andrew Aiello                Senior Vice President, Channel Head-National
5 Park Plaza                 Accounts
Suite 1900
Irvine, CA 92614

Jeffrey A. Barker            Senior Vice President, Channel Head-Independent
1 MetLife Plaza              Accounts
27-01 Queens Plaza North
Long Island City, NY 11101

Curtis Wohlers               Senior Vice President, National Sales Manager,
1 MetLife Plaza              Independent Planner and Insurance Advisors
27-01 Queens Plaza North
Long Island City, NY 11101

Jay S. Kaduson               Senior Vice President
10 Park Avenue
Morristown, NJ 07962

Marlene Debel                Treasurer
1095 Avenue of the Americas
New York, New York 10036

Isaac Torres                 Secretary
1095 Avenue of the Americas
New York, New York 10036

John G. Martinez             Vice President, Chief Financial Officer
501 Route 22
Bridgewater, NJ 08807

Debora L. Buffington         Vice President, Director of Compliance
5 Park Plaza
Suite 1900
Irvine, CA 92614

David DeCarlo                Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paul M. Kos                  Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Cathy Sturdivant             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paulina Vakouros             Vice President
1095 Avenue of the Americas
New York, New York 10036

Rashid Ismail                Vice President
5 Park Plaza
Irvine, CA 92614

(c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:


                                                  (2)
                   (1)                      NET UNDERWRITING         (3)             (4)            (5)
            NAME OF PRINCIPAL                DISCOUNTS AND     COMPENSATION ON    BROKERAGE        OTHER
               UNDERWRITER                    COMMISSIONS         REDEMPTION     COMMISSIONS   COMPENSATION
-----------------------------------------   ----------------   ---------------   -----------   ------------
MetLife Investors Distribution Company        $371,735,947           $0              $0             $0

Item 30. Location of Account and Records.

Metropolitan Life Insurance Company
200 Park Avenue
New York, N.Y. 10166

Item 31. Management Services.

        Not Applicable
Item 32.

        Undertakings.

        (a) The undersigned registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the financial statements in this registration statement are not more than 16 months old for as long as payments under these variable annuity contracts may be accepted.

        (b) The undersigned registrant hereby undertakes to include a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

        (c) The undersigned registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.


        (d) Metropolitan Life Insurance Company represents that the fees and charges deducted under the Contract described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Metropolitan Life Insurance Company under the Contract.

                                   SIGNATURES



   As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of New York, and State of New York on this 2nd day of September, 2011.


                              Metropolitan Life Separate Account E
                              (Registrant)

                              By: Metropolitan Life Insurance Company
                              (Depositor)


                                             /s/ Paul G. Cellupica
                              By: ______________________________________________
                                              Paul G. Cellupica

                                               Chief Counsel
                                            US Business Law Group


                              Metropolitan Life Insurance Company
                              (Depositor)


                                              /s/ Paul G. Cellupica
                              By: ______________________________________________
                                                Paul G. Cellupica

                                                  Chief Counsel
                                              US Business Law Group

                                   SIGNATURES

  As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


              Signature                          Title                    Date
              ---------                          -----                    ----

                 *                     Chairman and Director
______________________________________
          C. Robert Henrikson

                 *                     President and Chief Executive Officer
______________________________________
          Steven A. Kandarian



                 * Executive Vice President and ______________________________________ Chief Financial Officer
          William J. Wheeler


                 *                     Executive Vice President,
______________________________________ and Chief Accounting Officer
            Peter M. Carlson

                                       Director
______________________________________
          Sylvia Mathews Burwell


                 *                     Director
______________________________________
         Eduardo Castro-Wright


                 *                     Director
_______________________________________
          Cheryl W. Grise


                 *                     Director
______________________________________
          R. Glenn Hubbard

                 *                     Director
______________________________________
             John M. Keane

                 *                     Director
______________________________________
          Alfred F. Kelly, Jr.

                 *                     Director
______________________________________
            James M. Kilts

                 *                     Director
______________________________________
         Catherine R. Kinney

                 *                     Director
______________________________________
           Hugh B. Price

                 *                     Director
______________________________________
           David Satcher

                 *                     Director
______________________________________
        Kenton J. Sicchitano

                 *                     Director
______________________________________
       Lulu C. Wang


*By:  /s/ Myra L. Saul, Esq.
      _________________________________
          Myra L. Saul, Esq.
           Attorney-in-Fact


                                        September 2, 2011